SCHEDULE 14A
                              (Rule 14a-101)
                  INFORMATION REQUIRED IN PROXY STATEMENT
                         SCHEDULE 14A INFORMATION
        Proxy Statement Pursuant to Section 14(a) of the Securities
                Exchange Act of 1934 (Amendment No.      )

Filed by the registrant                         / x /
Filed by a party other than the registrant      /   /

Check the appropriate box:
/ X / Preliminary proxy statement
/   / Definitive proxy statement
/   / Definitive additional materials
/   / Soliciting material pursuant to Rule 14a-11(c) or Rule
      14a-12

                     Oppenheimer U.S. Government Trust
------------------------------------------------------------------
             (Name of Registrant as Specified in Its Charter)

             Connecticut Mutual Government Securities Account,
         a series of Connecticut Mutual Investment Accounts, Inc.
------------------------------------------------------------------
                (Name of Person(s) Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
/   / $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or
      14a-6(j)(2).

/   / $500 per each party to the controversy pursuant to Exchange
      Act Rule 14a-6(i)(3).

/   / Fee Computed on table below per Exchange Act Rules 14a-
      6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:
------------------------------------------------------------------
(2) Aggregate number of securities to which transaction applies:
------------------------------------------------------------------
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:(1)
------------------------------------------------------------------
(4) Proposed maximum aggregate value of transaction:
------------------------------------------------------------------
/   / Check box if any part of the fee is offset as provided by
      Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:
------------------------------------------------------------------
(2) Form, schedule or registration statement no.:
------------------------------------------------------------------
(3) Filing Party:
------------------------------------------------------------------
(4) Date Filed:
-----------------------
(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

As filed with the Securities and Exchange Commission on February
15, 1996

                                                       Registration No. 33-

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM N-14


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      / X /

        PRE-EFFECTIVE AMENDMENT NO.                         /   /

        POST-EFFECTIVE AMENDMENT NO.                        /   /


                     OPPENHEIMER U.S. GOVERNMENT TRUST
            (Exact Name of Registrant as Specified in Charter)

           Two World Trade Center, New York, New York 10048-0203
                 (Address of Principal Executive Offices)

                               212-323-0200
                      (Registrant's Telephone Number)

                          Andrew J. Donohue, Esq.
                Executive Vice President & General Counsel
                          OppenheimerFunds, Inc.
           Two World Trade Center, New York, New York 10048-0203
                              (212) 323-0256
                  (Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective on March 18, 1996, pursuant to Rule 488.

No filing fee is due because the Registrant has previously registered an indefinite number of shares under Rule 24f-2; a Rule 24f-2 notice for the year ended June 30, 1995 was filed on August
28, 1995.

Pursuant to Rule 429, this Registration Statement relates to shares previously registered by the Registrant on Form N-1A (Reg. No. 2-
76645; 811-3430).

                    CONTENTS OF REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

                                Front Cover
                               Contents Page
                           Cross-Reference Sheet


                                  Part A

             Proxy Statement for Connecticut Mutual Government
            Securities Account, a series of Oppenheimer Series
              Fund, Inc. (formerly named Connecticut Mutual
                        Investment Accounts, Inc.)
                                    and
             Prospectus for Oppenheimer U.S. Government Trust


                                  Part B

                    Statement of Additional Information


                                  Part C

                             Other Information
                                Signatures
                                 Exhibits

                                 FORM N-14
                     OPPENHEIMER U.S. GOVERNMENT TRUST
                           Cross Reference Sheet

Part A of
Form N-14 Proxy Statement and Prospectus Heading and/or Title
Item No.  of Document
--------- ---------------------------------------------------
1  (a)    Cross Reference Sheet
   (b)    Front Cover Page
   (c)    *
2  (a)    *
   (b)    Table of Contents
3  (a)    Comparative Fee Tables
   (b)    Synopsis
   (c)    Principal Risk Factors
4  (a)    Synopsis; Approval of the Reorganization; Comparison
          between USGT and the Fund; Miscellaneous
   (b)    Approval of the Reorganization - Capitalization Table
5  (a)    Registrant's Prospectus; Comparison Between USGT and the
          Fund
   (b)    *
   (c)    *
   (d)    *
   (e)    Miscellaneous
   (f)    Miscellaneous
6  (a)    Prospectus of Connecticut Mutual Government Securities
          Account; Annual Report of Connecticut Mutual Government Securities Account; Comparison Between USGT and the Fund
   (b)    Miscellaneous
   (c)    *
   (d)    *
7  (a)    Synopsis; Information Concerning the Meeting
   (b)    *
   (c)    Synopsis; Information Concerning the Meeting
8  (a)    Proxy Statement
   (b)    *
9         *

Part B of
Form N-14
Item No.  Statement of Additional Information Heading
--------- -------------------------------------------
10        Cover Page
11        Table of Contents
12 (a)    Registrant's Statement of Additional Information
   (b)    *
   (c)    *
13 (a) Statement of Additional Information about Connecticut Mutual Government Securities Account
   (b)    *
   (c)    *
14        Registrant's Statement of Additional Information;
          Statement of Additional Information about Connecticut Mutual Government Securities Account; Annual Report of Connecticut Mutual Government Securities Account at 12/31/95; Registrant's Annual Report at 6/30/95; Semi-Annual Report of Registrant at 12/31/95

Part C of
Form N-14
Item No.  Other Information Heading
--------- -------------------------
15        Indemnification
16        Exhibits
17        Undertakings

-------------------
* Not Applicable or negative answer

                                                           Preliminary Copy


OPPENHEIMER SERIES FUND, INC.
CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT
Two Word Trade Center
New York, New York 10048-0203
1-800-525-7048

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held April 24, 1996

To the Shareholders:

Notice is hereby given that a Special Meeting of the Shareholders of Connecticut Mutual Government Securities Account ("Government Fund" or the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company") (formerly named Connecticut Mutual Investment Accounts, Inc.), an open-end, management investment company, will be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231 at 10:00 A.M. Denver time, on April 24, 1996, and any adjournments thereof (the "Meeting"), for the following purposes:

1. To consider and vote upon approval of the Agreement and Plan of Reorganization dated as of March 1, 1996 (the "Reorganization Agreement") by and between Government Fund and Oppenheimer U.S. Government Trust ("USGT"), and the transactions contemplated thereby (the "Reorganization"), including (i) the transfer of substantially all the assets of Government Fund to USGT in exchange solely for Class A and Class B shares of USGT, (ii) the distribution of such shares of USGT to shareholders of Government Fund in liquidation of Government Fund, and (iii) the cancellation of the outstanding shares of the Fund (the "Proposal"); and

2. To act upon such other matters as may properly come before the Meeting.

The Reorganization is more fully described in the accompanying Proxy Statement and Prospectus and a copy of the Reorganization Agreement is attached as Exhibit A thereto. Government Fund's Class A and Class B shareholders of record at the close of business on March 18, 1996 are entitled to notice of, and to vote at, the Meeting. Please read the Proxy Statement and Prospectus carefully before telling us, through your proxy or in person, how you wish your shares to be voted. The Board of Directors of the Company recommends a vote in favor of the Reorganization. WE URGE YOU TO SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY.

By Order of the Board of Directors,

Andrew J. Donohue, Secretary

March 18, 1996

Shareholders who do not expect to attend the Meeting are requested to indicate voting instructions on the enclosed proxy and to date, sign and return it in the accompanying postage-paid envelope. To avoid unnecessary duplicate mailings, we ask your cooperation in promptly mailing your proxy no matter how large or small your holdings may be.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED REORGANIZATION

1.   What is the Reorganization?

The proposed Reorganization provides for the transfer of substantially all the assets of Connecticut Mutual Government Securities Account ("Government Fund" or the "Fund") to Oppenheimer U.S. Government Trust ("USGT"), the issuance of shares of USGT to shareholders of Government Fund for distribution to its shareholders and the cancellation of the outstanding shares of Government Fund. The number of shares of USGT that will be received by shareholders of Government Fund will be determined on the basis of the relative net asset values of USGT and Government Fund. Although the number of shares of USGT received by a shareholder of Government Fund may be more or less than the shareholder's holdings of Government Fund shares, the value of the shares of USGT issued in the Reorganization will be equal to the value of the shares previously held in Government Fund.

2.   What are the reasons for the Reorganization?

On February 14, 1996, at a meeting of Government Fund's shareholders, the Fund's shareholders voted to approve the appointment of OppenheimerFunds, Inc. ("OFI") as the Fund's investment adviser. In the proxy statement dated December 18, 1995 and the supplement dated January 19, 1996 (the "1995 Proxy Statement") relating to that meeting, OFI represented that after the approval of OFI as the Fund's investment adviser, it would ask the Fund's shareholders to vote on the merger of the Fund into a comparable Oppenheimer mutual fund.

3. What benefits to shareholders may result from this transaction?

The Directors of Government Fund believe that combining these two funds may benefit shareholders of Government Fund by allowing the Fund to capitalize on expected economies of scale in investment research, operations and other important areas.

4.   Who is paying the expenses of the Reorganization?

All expenses of the Reorganization will be paid by Massachusetts
Mutual Life Insurance Company (which is the indirect parent of G.R. Phelps & Co., Inc., the administrator and previous investment manager of the Fund, and of OFI, the Fund's new investment manager).
5.   Who is OppenheimerFunds, Inc.?

OppenheimerFunds, Inc. ("OFI") and its subsidiaries are engaged principally in the business of managing, distributing and servicing registered investment companies. OFI is indirectly controlled by Massachusetts Mutual Life Insurance Company ("MassMutual") which controls G.R. Phelps as a result of the merger of MassMutual and Connecticut Mutual Life Insurance Company on March 1, 1996, as described in the 1995 Proxy Statement. As of January 31, 1996, OppenheimerFunds, Inc. and a subsidiary had assets of more than $45 billion under management in more than 40 mutual funds.

6.   Do the Oppenheimer funds have a sales charge?

Yes, the Oppenheimer funds impose a sales charge, other than their money market funds (certain of which have an asset-based sales charge on certain classes of shares). However, there will be no commission or sales load of any kind charged in connection with this Reorganization.

7. May I exchange between other Oppenheimer funds without a sales charge or exchange fee?

Yes. As a shareholder of an Oppenheimer fund, you will be able to make exchanges into any of the other Oppenheimer funds without payment of any sales charges or exchange fees. Exchange privileges may be modified or discontinued at any time.

8. Where can I get prospectuses and other information on the Oppenheimer funds?

Call OppenheimerFunds Distributor, Inc. at 1-800-255-2755. They will be pleased to supply you with all the information, including prospectuses, which you will need to make an investment decision.

9. Whom do I contact about my account or to initiate a transaction in my account?

For information about your account or to initiate a transaction in your account, you may continue to contact your registered representative at your broker/dealer or, in the alternative, OppenheimerFunds Services at 1-800-525-7048.

10. Will this Reorganization result in any tax liability to Government Fund, USGT or to me as a shareholder?

The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization. The aggregate tax basis of USGT shares received by you will be the same as the aggregate tax basis of your Government Fund shares prior to the Reorganization and the holding period of the shares of USGT to be received by you will include the period during which Government Fund shares surrendered in exchange therefore were held, provided that those Government Fund shares were held as capital assets.

                                                           Preliminary Copy

                       OPPENHEIMER SERIES FUND, INC.
             CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT
           Two World Trade Center, New York, New York 10048-0203
                              1-800-525-7048

                              PROXY STATEMENT
                              ---------------

                     OPPENHEIMER U.S. GOVERNMENT TRUST
             3410 South Galena Street, Denver, Colorado 80231
                              1-800-525-7048

                                PROSPECTUS

This Proxy Statement and Prospectus is being furnished to shareholders of Connecticut Mutual Government Securities Account ("Government Fund" or the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company"), an open-end, management investment company, in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies to be used at the Special Meeting of Shareholders of Government Fund to be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231, at 10:00 A.M. Denver time, on April 24, 1996, and any adjournments thereof (the "Meeting"). It is expected that this Proxy Statement and Prospectus will be mailed to shareholders on or about March 22, 1996.

At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Agreement and Plan of Reorganization, dated as of March 1, 1996 (the "Reorganization Agreement"), by and between Government Fund and Oppenheimer U.S. Government Trust ("USGT"), and the transactions contemplated by the Reorganization Agreement (the "Reorganization"). The Reorganization Agreement provides for the transfer of substantially all the assets of Government Fund to USGT in exchange solely for Class A and Class B shares of USGT, the distribution of such shares of USGT to the respective Class A and Class B shareholders of Government Fund in liquidation of Government Fund and the cancellation of the outstanding shares of Government Fund. A copy of the Reorganization Agreement is attached hereto as Exhibit A and is incorporated by reference herein. As a result of the proposed Reorganization, each Class A and Class B shareholder of Government Fund will receive that number of Class A and Class B shares, respectively, of USGT having an aggregate net asset value equal to the net asset value of such shareholder's shares of Government Fund of that class. This transaction is being structured as a tax-free reorganization. See "Approval of the Reorganization."

USGT currently offers Class A, Class B and Class C shares. Class A shares are sold with a sales charge imposed at the time of purchase. Certain purchases aggregating $1.0 million or more ($500,000 as to purchases by OppenheimerFunds prototype 401(k) plans) are not subject to a sales charge, but may be subject to a contingent deferred sales charge ("CDSC") if redeemed within 18 months of the date of purchase. Class B shares are sold without a front-end sales charge but may be subject to a CDSC if redeemed within six years of the date of purchase. Class C shares are sold without a front-end sales charge, but may be subject to a CDSC if redeemed within one year of purchase.

As a result of the transaction, holders of Government Fund Class A shares will receive Class A shares of USGT and no sales charge will be imposed on the Class A shares received by the Fund's Class A shareholders. Holders of Government Fund Class B shares will receive Class B shares of USGT.

Any CDSC which is applicable to a shareholder's investment will continue to apply. In calculating the applicable CDSC payable upon the subsequent redemption of either Class A or Class B shares of USGT, the period during which a Government Fund shareholder held shares of the Fund will be counted. Because Government Fund has no Class C shares outstanding, USGT will not issue Class C shares in the Reorganization. Accordingly, complete information on Class C shares of USGT is not included in this Proxy Statement and Prospectus, and no offering of Class C shares is made hereby.

USGT is a mutual fund with the investment objective of seeking high current income, preservation of capital and maintenance of liquidity primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Government Fund seeks a high level of current income with a high degree of safety of principal. Government Fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Although the investment objectives of USGT and Government Fund are similar, shareholders of Government Fund should consider the differences in investment policies of USGT and the Fund, including Government Fund's ability to invest a greater percentage of its assets in investment grade debt securities of private issuers. See "Comparison Between USGT and Government Fund - Comparison of Investment Objectives, Policies and Restrictions."

USGT has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 (the "Registration Statement") relating to the registration of shares of USGT to be offered to the respective Class A and Class B shareholders of Government Fund pursuant to the Reorganization Agreement. This Proxy Statement and Prospectus relating to the Reorganization also constitutes a Prospectus of USGT filed as part of such Registration Statement. Information contained or incorporated by reference herein relating to USGT has been prepared by and is the responsibility of USGT. Information contained or incorporated by reference herein relating to Government Fund has been prepared by and is the responsibility of Government Fund.

This Proxy Statement and Prospectus sets forth concisely information about USGT that a prospective investor should know before voting on the Reorganization. The following documents have been filed with the SEC and are available without charge upon written request to the transfer and shareholder servicing agent for USGT and Government Fund, OppenheimerFunds Services ("OFS"), at P.O. Box 5270, Denver, Colorado 80217, or by calling 1-800-525-7048 (a toll-free number): (i) a Prospectus for Government Fund, dated October 1, 1995, as supplemented March 1, 1996 (information about Government Fund is incorporated herein from Government Fund's Prospectus); (ii) a Statement of Additional Information about Government Fund, dated October 1, 1995, as supplemented March 1, 1996; (iii) a Prospectus for USGT, dated November 1, 1995, as supplemented January 1, 1996 and January 5, 1996; (iv) a Statement of Additional Information about USGT dated November 1, 1995, which contains more detailed information about USGT and its management, and (v) a Statement of Additional Information relating to the Reorganization described in this Proxy Statement and Prospectus (the "Additional Statement"), dated March 18, 1996 and filed as part of the Registration Statement, which Additional Statement includes, among other things, the Government Fund Prospectus, the Government Fund Statement of Additional Information and the USGT Statement of Additional Information.

Investors are advised to read and retain this Proxy Statement and Prospectus for future reference.

Shares of USGT or Government Fund are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the F.D.I.C. or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement and Prospectus is dated March 18, 1996.

                             TABLE OF CONTENTS

                      PROXY STATEMENT AND PROSPECTUS

COMPARATIVE FEE TABLES

SYNOPSIS
     Parties to the Reorganization
     The Reorganization
     Tax Consequences of the Reorganization
     Investment Objectives and Policies
     Investment Advisory and Distribution Plan Fees
     Purchases, Exchanges and Redemptions

PRINCIPAL RISK FACTORS

THE PROPOSAL - APPROVAL OF THE REORGANIZATION
     Background
     Board Approval of the Reorganization
     Regulatory Approval of the Reorganization
     The Reorganization
     Tax Aspects of the Reorganization
     Capitalization Table (Unaudited)

COMPARISON BETWEEN USGT AND GOVERNMENT FUND
     Comparison of Investment Objectives, Policies and Restrictions Special Investment Methods
     Investment Restrictions
     Additional Comparative Information
     Performance of USGT and the Fund

INFORMATION CONCERNING THE MEETING
     The Meeting
     Record Date; Vote Required; Share Information
     Proxies
     Costs of the Solicitation and the Reorganization

MISCELLANEOUS
     Financial Information
     Public Information

OTHER BUSINESS

EXHIBIT A - Agreement and Plan of Reorganization, dated as of
            March 1, 1996, by and between Oppenheimer U.S.
            Government Trust and Oppenheimer Series Fund, Inc. on behalf of Connecticut Mutual Government Securities
            Account

COMPARATIVE FEE TABLES

Shareholders pay certain expenses directly, such as sales charges and account transaction charges. The schedule of such charges for both USGT and Government Fund is as noted below.

                                Government
                            Securities Account              USGT

Transaction Charges         Class A    Class B  Class A    Class B  Class C
Maximum Initial Sales
  Charge on Purchases (as
  a % of offering price)    4.00%      None     4.75%      None     None

Maximum Deferred Sales
  Charge (as a % of the
  lower of the original
  purchase price or the
  redemption proceeds)      None(1)    5.00%(2) None(1)    5.00%(2) 1.00%(3)

Sales Charge on
  Reinvested Dividends      None       None     None       None     None

Redemption Fee              None       None     None       None     None

Exchange Fee                None(4)    None(4)  None       None     None

(1) For Government Fund, certain purchases of Class A shares of $500,000 or more are not subject to front-end sales charges, but a contingent deferred sales charge ("CDSC") is imposed on the proceeds of such shares equal to 1% if the shares are redeemed within 12 months after the calendar month of purchase. For USGT, a CDSC of up to 1% is imposed on purchases of Class A shares of more than $1 million (more than $500,000 for purchases by OppenheimerFunds prototype 401(k) plans) if the shares are redeemed within 18 months.

(2) The contingent deferred sales charge ("CDSC") schedules are 5%/5%/4%/4%/2%/1% for Government Fund and 5%/4%/3%/3%/2%/1% for
USGT, and eliminated thereafter. After eight years, Class B Government Fund shares automatically convert to Class A shares. After six years, Class B USGT shares automatically convert to Class A shares.

(3) A CDSC of 1% may be imposed upon a redemption of USGT Class C shares made within 12 months of purchase.

(4) Exchanges of Government Fund shares in excess of 12 exchanges in a 12-month period are subject to an exchange fee of 0.75% of the net asset value of the shares redeemed.

Expenses of USGT and Government Fund; Pro Forma Expenses

USGT and Government Fund each pay a variety of expenses directly for management of their assets, administration, distribution of their shares and other services, and those expenses are reflected in the net asset value per share of each of USGT and Government Fund. The following calculations are based on the annualized expenses of USGT for the six months ended 12/31/95 and the expenses of Government Fund for the 12 months ended December 31, 1995. The inception dates for Class C shares of USGT and Class B shares of Government Fund were July 21, 1995 and October 1, 1995, respectively. Total fund operating expenses of Class C shares of USGT and Class B shares of Government Fund are based on estimated expenses that would have been incurred during the fiscal year ended 12/31/95 had such respective shares been outstanding during that entire period. These amounts are shown as a percentage of the average net assets of each class of shares of Government Fund and of USGT for those periods. The pro forma fees reflect what the fee schedules would have been at 12/31/95 if the Reorganization had occurred 12 months prior to that date.

For the 12 months ended December 31, 1995:

                                                             Pro Forma
                  Government Fund           USGT           Combined Fund
                Class A    Class B   Class A(1)           Class B(1)     Class A   Class B
Management Fee  0.625%     0.625%    0.61%     0.61%      0.59%     0.59%
12b-1 Fee       0.25%(2)   1.00%     0.24%     1.00%      0.24%(2)  1.00%
Other Expenses  0.355%     0.355%    0.25%     0.26%      0.25%     0.25%
Total Fund
  Operating
  Expenses      1.23%      1.98%     1.10%     1.87%      1.08%     1.84%

(1) Annualized.

(2) 12b-1 fees and other expenses for Government Fund have been restated to reflect the fees that would have been paid in the absence of a temporary agreement by Connecticut Mutual Financial Services, L.L.C. ("CMFS"), formerly the distributor of Government Fund shares, not to impose such fees and to assume such expenses during the fiscal year ended December 31, 1995. That expense limitation has been terminated.

Examples

To attempt to show the effect of these expenses on an investment over time, the examples shown below have been created. Assume that you make a $1,000 investment in either Government Fund or USGT or the new combined fund and that the annual return is 5% and that the operating expenses for each fund are the ones shown in the table above for the 12 months ended 12/31/95. If you were to redeem your shares at the end of each period shown below, your investment would incur the following expenses by the end of 1, 3, 5 and 10 years:

                         1 year    3 years   5 years   10 years*
Government Fund
   Class A               $52       $77       $105      $183
   Class B               $70       $102      $127      $211

Oppenheimer U.S.
Government Trust
   Class A               $58       $81       $105      $175
   Class B               $69       $89       $121      $180

Pro Forma
Combined Fund
   Class A               $58       $80       $104      $173
   Class B               $69       $88       $120      $178

If you did not redeem your investment, it would incur the following expenses:

                         1 year    3 years   5 years   10 years*
Government Fund
   Class A               $52       $77       $105      $183
   Class B               $20       $62       $107      $211

Oppenheimer U.S.
Government Trust
   Class A               $58       $81       $105      $175
   Class B               $19       $59       $101      $180

Pro Forma
Combined Fund
   Class A               $58       $80       $104      $173
   Class B               $19       $58       $100      $178

* The Class B expenses in years seven through ten for USGT and the Pro Forma Combined Fund, and the Class B expenses in years nine and ten for Government Fund, are based on the Class A expenses shown above, because USGT and Government Fund automatically convert Class B shares into Class A shares after six years and eight years, respectively. Long-term Class B shareholders could pay the economic equivalent of more than the maximum front-end sales charge allowed under applicable regulations, because of the effect of the asset-based sales charge and contingent deferred sales charge. For Class B shareholders of both funds, the automatic conversion of Class B shares to Class A shares is designed to minimize the likelihood that this will occur.

                                 SYNOPSIS

The following is a synopsis of certain information contained in or incorporated by reference in this Proxy Statement and Prospectus and presents key considerations for shareholders of the Fund to assist them in determining whether to approve the Reorganization. This synopsis is only a summary and is qualified in its entirety by the more detailed information contained in or incorporated by reference in this Proxy Statement and Prospectus and the Exhibit hereto. Shareholders should carefully review this Proxy Statement and Prospectus and the Exhibit hereto in their entirety and, in particular, the current Prospectus of USGT which accompanies this Proxy Statement and Prospectus and is incorporated by reference herein.

Parties to the Reorganization

USGT is a diversified, open-end, management investment company organized in 1982 as a Massachusetts business trust. USGT is located at Two World Trade Center, New York, New York 10048-0203. OppenheimerFunds, Inc. ("OFI") acts as investment adviser to USGT. OppenheimerFunds Distributor, Inc. ("OFDI"), a subsidiary of OFI, acts as the distributor of USGT's shares. Additional information about USGT is set forth below.

Government Fund is a diversified portfolio (or "series") of Oppenheimer Series Fund, Inc. (the "Company"), an open-end, management investment company organized as a multi-series Maryland corporation on December 9, 1981 that changed its name from Connecticut Mutual Investment Accounts, Inc. on March 18, 1996. The following changes took effect March 1, 1996: Government Fund's address changed to Two World Trade Center, New York, NY 10048-0203 and OFI become the Fund's investment adviser. On March 18, 1996, OFS became Government Fund's transfer agent and shareholder servicing agent and OFDI became the distributor of Government Fund's shares. Additional information about Government Fund is set forth below.

The Reorganization

The Reorganization Agreement provides for the transfer of substantially all the assets of Government Fund to USGT in exchange for the issuance of Class A and Class B shares of USGT to the respective Class A and Class B shareholders of Government Fund, in liquidation of Government Fund. The Reorganization Agreement also provides for the distribution by the Fund of these shares of USGT to the Fund shareholders in complete liquidation of the Fund. As a result of the Reorganization, each Government Fund shareholder will receive that number of full and fractional USGT shares equal in value to such shareholder's pro rata interest in the net assets transferred to USGT as of the Valuation Date (as hereinafter defined). Holders of Class A and Class B shares of Government Fund will receive Class A and Class B shares, respectively, of USGT.
For further information about the Reorganization see "Approval of the Reorganization" below.

For the reasons set forth below under "The Proposal - Approval of the Reorganization - Reasons for the Reorganization," the Board, including the Directors who are not "interested persons" of the Company (the "Independent Directors"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that the Reorganization is in the best interests of Government Fund and its shareholders and that the interests of existing Government Fund shareholders will not be diluted as a result of the Reorganization, and recommends approval of the Reorganization by Government Fund shareholders. The Board of Trustees of USGT has also approved the Reorganization and determined that the interests of existing USGT shareholders will not be diluted as a result of the Reorganization. If the Reorganization is not approved, Government Fund will continue in existence and the Board will determine whether to pursue alternative actions. "The Proposal - Approval of the Reorganization" sets forth certain information with respect to the background of the Reorganization, including other transactions and agreements entered into, or contemplated to be entered into, by OFI, G.R. Phelps and their respective affiliates.

Approval of the Reorganization will require the affirmative vote of the holders of a majority of Government Fund's Class A and Class B shares outstanding and entitled to vote, voting together as a series.

Tax Consequences of the Reorganization

As a condition to the closing of the Reorganization, Government Fund and USGT will have received an opinion to the effect that the Reorganization will qualify as a tax-free reorganization for Federal income tax purposes. As a result of such tax-free reorganization, no gain or loss would be recognized by Government Fund, USGT, or the shareholders of either fund for Federal income tax purposes, except to the extent the shareholders of Government Fund may realize taxable income or gain if a distribution is made to them of any portion of the "Cash Reserve," as defined below. For further information about the tax consequences of the Reorganization, see "The Proposal - Approval of the Reorganization -Tax Aspects of the Reorganization" below.

Investment Objectives and Policies

The investment objectives of Government Fund and USGT are similar. USGT seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("U.S. Government Securities"). Government Fund seeks a high level of current income with a high degree of safety of principal by investing primarily in U.S. Government Securities.

U.S. Government Securities include: (1) U.S. Treasury Bills (maturities of one year or less when issued), U.S. Treasury Notes (maturities of between two and ten years when issued), and U.S. Treasury Bonds (generally maturities of greater than 10 years when issued), all of which are backed by the full faith and credit of the United States, and (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which are backed by the full faith and credit of the U.S. Treasury such as direct pass-through certificates of the Government National Mortgage Association ("Ginnie Mae" or "GNMA"); some of which are supported by the right of the issuer to borrow from the U.S. Government, such as obligations of the Federal National Mortgage Association ("Fannie Mae" or "FNMA") or Federal Home Loan Banks; and some of which are backed only by the credit of the issuer itself, such as obligations of the Federal Home Loan Mortgage Corporation ("Freddie Mac") or Student Loan Marketing Association.

As a matter of fundamental policy, USGT will invest, under normal market conditions, at least 80% of its total assets in U.S. Government Securities. As a matter of non-fundamental policy, USGT may invest up to 20% of its total assets in investment grade debt securities of private issuers. Investment grade debt securities are those rated within the four highest rating categories of Moody's Investor Service, Inc., Standard and Poor's Corporation or such other nationally recognized rating agency, or, if unrated, judged by OFI to be of comparable quality to debt securities rated within such grades.

Government Fund will, under normal market conditions, invest at least 65% of its total assets in U.S. Government Securities.
Government Fund may invest up to 35% of its total assets in investment grade debt securities of private issuers.

Both Government Fund and USGT may invest in collateralized mortgage obligations ("CMOs") issued by private issuers, or issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Fund's investments in private-issuer CMOs are limited to those rated within the two highest rating categories by a nationally recognized rating agency. Both the Fund and USGT may also invest in stripped interest-only or principal-only mortgage-backed securities.

Government Fund may invest up to 5% of its total assets in inverse-floating rate instruments. USGT may hold a de minimis position in such instruments. Government Fund may invest up to 20% of its total assets in mortgage dollar rolls. USGT may also enter into mortgage dollar rolls.

To hedge against interest rate changes or for non-hedging purposes, Government Fund may buy and sell various futures, and may buy and sell call and put options on any of such futures. USGT may write covered call options on securities held by it to seek income. For hedging purposes, USGT may buy and sell various futures, options on such futures, and options on securities. Both Government Fund and USGT may enter into interest rate swaps for hedging purposes. Government Fund may also use interest rate swaps to seek to increase income.

Both Government Fund and USGT may lend their portfolio securities, enter into repurchase agreements, and invest in illiquid securities.

Although the respective investment objectives of the funds are similar, shareholders of Government Fund should consider certain differences in investment policies. See "Comparison Between USGT and Government Fund - Comparison of Investment Objectives, Policies and Restrictions."

Investment Advisory and Distribution Plan Fees

The funds obtain investment management services from OFI pursuant to the terms of their respective investment advisory agreements. Each fund's management fee is payable to OFI monthly and is computed on the net asset value of the respective fund as of the close of business each day.

USGT pays a monthly management fee which declines on additional assets as USGT increases its asset base, at the annual rate of 0.65% of the first $200 million of aggregate net assets, 0.60% of the next $100 million, 0.57% of the next $100 million, 0.55% of the next $400 million and 0.50% of aggregate net assets over $800 million. Government Fund pays a monthly management fee at an annual rate of 0.625% of the first $300 million of net assets, 0.500% of the next $100 million and 0.450% of net assets over $400 million.

Both USGT and Government Fund have adopted service plans for their Class A shares, and service and distribution plans for their Class B shares, pursuant to Rule 12b-1 under the 1940 Act. Pursuant to the plans, Class A and Class B shares of USGT and the Fund are authorized to pay OFDI in connection with the distribution of shares and the servicing of shareholder accounts that hold the fund's shares. The Class A 12b-1 plans provide for reimbursement of expenses of OFDI. The Class B 12b-1 plans provide for payments at a fixed rate to compensate OFDI. The current maximum annual fee payable by shares of USGT and the Fund pursuant to their 12b-1 plans is (i) as to Class A shares, 0.25% (as a service fee) and
(ii) as to Class B shares, 1.00% (consisting of a 0.25% service fee and a 0.75% "asset-based sales charge").

Class B shares of USGT automatically convert to Class A shares of USGT six years after purchase. Class B shares of Government Fund automatically convert to Class A shares of Government Fund eight years after purchase. Accordingly, Class B shareholders of the Fund may pay the asset-based sales charge on their shares for a longer period than USGT Class B shareholders.

Purchases, Exchanges and Redemptions

Purchases. Purchases of shares of USGT and the Fund may be made directly through the distributor for USGT or the Fund, respectively, or through any dealer, broker or financial institution that has a sales agreement with the distributor for such fund. In addition, a shareholder of USGT may purchase shares automatically from an account at a domestic bank or other financial institution under the "OppenheimerFunds AccountLink" service.
Class A shares of both USGT and the Fund generally are sold subject to an initial sales charge. The maximum initial sales charge rate is 0.75% higher for USGT Class A shares than for Government Fund Class A shares. Class B shares of both funds generally are sold without a front-end sales charge but may be subject to a CDSC upon redemption. See "Comparative Fee Tables -- Transaction Charges" above for a complete description of such sales charges.

Class A shares of each fund may be purchased at reduced sales charges, and the Class B CDSC of each fund may be waived in certain circumstances, as described in that fund's Prospectus. USGT has agreed that each shareholder holding Government Fund shares as of the reorganization date who is presently eligible (i) to purchase Class A shares of Government Fund at net asset value or (ii) for a waiver from the CDSC applicable to either Class A or Class B shares of Government Fund, in accordance with Government Fund's current prospectus, will retain these privileges with respect to USGT shares, commencing as of the date USGT's prospectus is appropriately revised. These privileges apply only to accounts holding USGT shares received in the Reorganization, and terminate once all shares held in such an account are redeemed or exchanged.

The Class A USGT shares to be issued under the Reorganization Agreement will be issued by USGT at net asset value without a sales charge. The sales charge on Class A shares of USGT will only affect shareholders of Government Fund to the extent that they desire to make additional purchases of Class A shares of USGT in addition to the shares which they will receive as a result of the Reorganization. Future dividends and capital gain distributions of USGT, if any, may be reinvested without sales charge. The Class B shares of USGT to be issued under the Reorganization Agreement will be issued at net asset value and, along with Class A shares of USGT to be issued under the Reorganization Agreement, will be deemed aged to the same level as the shareholder's existing Government Fund Class A and Class B shares, for purposes of imposing the CDSC of that class at redemption and for converting Class B to Class A shares.

Exchanges. Shareholders of USGT may exchange their shares at net asset value for shares of the same class of mutual funds within the Oppenheimer funds family (46 other portfolios), subject to certain conditions. Shares of Government Fund may only be exchanged for shares of the same class of another series of the Company (7 other portfolios). USGT offers an automatic exchange plan providing for systematic exchanges from USGT of a specified amount for shares of the same class of other funds within the Oppenheimer funds family. Exchanges of Government Fund shares in excess of 12 in a 12-month period are subject to an exchange fee of 0.75% of net assets of the exchanged shares.

Redemptions. Class A shares of the funds may be redeemed without charge at their respective net asset values per share calculated after the redemption order is received and accepted. However, certain large investments in Class A shares that were exempt from the front-end sales charge upon purchase may be subject to a CDSC upon redemption. See "Comparative Fee Tables -- Transaction Charges" above. Class B shares of the funds may be redeemed at their net asset value per share, subject to a maximum CDSC of 5.0% for redemptions occurring within six years of purchase. However, the Class B CDSC is 1% lower for USGT shares during the second, third and fourth year after purchase.

Shareholders of USGT may reinvest redemption proceeds of Class A shares on which an initial sales charge was paid, or Class A or Class B shares on which a CDSC was paid, within six months of a redemption at net asset value in Class A shares of USGT or any of numerous mutual funds within the Oppenheimer funds family. Shareholders of Government Fund may reinvest all or part of the redemption proceeds of Class A shares in Class A shares of Government Fund within 60 days after the date of the redemption without the imposition of a sales charge. Shareholders of both funds may redeem their shares by written request or by telephone request in certain stated amounts, or they may arrange to have share redemption proceeds wired, for a fee, to a pre-designated account at a U.S. bank or other financial institution that is an automated clearing house ("ACH") member. Checkwriting privileges on Class A shares of USGT are also available. USGT may redeem accounts valued at less than $200 if the account has fallen below such stated amount for reasons other than market value fluctuations. For Government Fund, the corresponding minimum is 100 shares once the account has been open at least 24 months. The funds offer automatic withdrawal plans providing for systematic withdrawals of a specified amount from the fund account.

                          PRINCIPAL RISK FACTORS

In evaluating whether to approve the Reorganization and invest in USGT, shareholders should carefully consider the following summary of risk factors, relating to both USGT and Government Fund, in addition to the other information set forth in this Proxy Statement and Prospectus. A more complete description of risk factors for each fund is set forth in the Prospectuses of the funds and their respective Statements of Additional Information.

As a general matter, USGT and Government Fund are intended for investors seeking high current income and not for investors seeking capital appreciation. There is no assurance that either USGT or Government Fund will achieve its investment objective and investment in the funds is subject to investment risks, including the possible loss of the principal invested. As described below, each fund generally invests a certain percentage of its assets in non-U.S. government investment-grade debt securities.

Investment in Debt Securities

The funds both seek their investment objective through investments primarily in debt instruments issued or guaranteed by the United
States Government, its agencies or instrumentalities.

Interest Rate Risk. Debt securities are subject to interest rate risk. Interest rate risk relates to fluctuations in market value due to changes in prevailing interest rates. When prevailing interest rates fall, the values of already-issued debt securities generally rise. When interest rates rise, the values of already-issued debt securities generally decline. The magnitude of these fluctuations will often be greater for longer-term debt securities than shorter-term debt securities. Changes in the value of securities held by a fund mean that the fund's share prices can go up or down when interest rates change because of the effect of the change on the value of the fund's portfolio of debt securities.

Credit Risk. Credit risk relates to the ability of the issuer of a debt security to make interest or principal payments on the security as they become due. Generally, higher-yielding, lower-rated bonds are subject to greater credit risk than higher-rated bonds. Securities issued or guaranteed by the U.S. government are subject to little, if any, credit risk. USGT is permitted to invest up to 20% of its total assets in non-U.S. Government investment-grade debt securities or, if unrated, judged by OFI to be of comparable quality to debt securities rated within such grades. Government Fund may invest up to 35% of its total assets in non-U.S. Government investment-grade debt securities.

Mortgage-Backed Securities; CMOs; Derivatives. The funds may invest in mortgage-backed "pass-through" securities. Mortgage-backed securities are subject to prepayment risks. The effective maturity of a mortgage-backed security may be shortened by unscheduled or early payment of principal and interest on the underlying mortgages. This may result in greater price and yield volatility than traditional fixed-income securities that have a fixed maturity and interest rate. The principal that is returned may be invested in instruments having a higher or lower yield than the prepaid instruments depending on then-current market conditions. Such securities therefore may be less effective as a means of "locking in" attractive long-term interest rates and may have less potential for appreciation during periods of declining interest rates than conventional bonds with comparable stated maturities.

If the funds buy mortgage-backed securities at a premium, prepayments of principal and foreclosures of mortgages may result in some loss of the fund's principal investment to the extent of the premium paid. The value of mortgage-backed securities may also be affected by changes in the market's perception of the creditworthiness of the entity issuing or guaranteeing them or by changes in government regulations and tax policies.

The funds may invest in collateralized mortgage obligations ("CMOs") issued by either the U.S. Government, its agencies or instrumentalities, or by private issuers. Government Fund's investments in private-issuer CMOs will be limited to those rated within the two highest rating categories by a nationally recognized rating agency. CMOs may be issued in a variety of classes or series ("tranches"). The principal value of certain CMO tranches may be more volatile and less liquid than other types of mortgage-related securities, because of the possibility that the principal value of the CMOs may be prepaid earlier than the maturity of the CMOs as a result of prepayments of the underlying mortgage loans by the borrowers.

Government Fund may invest up to 5% of its total assets in inverse floating rate instruments. USGT may hold a de minimis position in such securities. Yields on inverse floaters move in the opposite direction as short-term interest rates change. Prices of inverse floaters may be more volatile than prices of comparable fixed-rate securities.

USGT and Government Fund may also invest in "stripped" mortgage-backed securities, a type of derivative investment. Derivatives are investments that provide for payments based on or "derived from" the performance of an underlying asset or index. Derivatives may be, but are not necessarily, more risky than conventional stocks, bonds and money market instruments. Stripped mortgage-backed securities usually have two classes. The classes receive different proportions of the interest and principal distributions on the pool of mortgage assets that act as collateral for the security. In certain cases, one class will receive all of the interest payments (and is known as an "I/O"), while the other class will receive all of the principal payments (and is known as a "P/O").

The yield to maturity on an I/O is extremely sensitive to the rate of payment of the principal on the underlying mortgages. Principal prepayments increase that sensitivity. Stripped securities that pay "interest only" are therefore subject to greater price volatility when interest rates change, and they have the additional risk that if the underlying mortgages are prepaid, the fund will lose the anticipated cash flow from the interest on the prepaid mortgages. That risk is increased when general interest rates fall, and in times of rapidly falling interest rates, the fund might receive back less than its investment in such I/Os. The value of P/O securities generally decreases as interest rates rise and prepayment rates fall. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity.

Repurchase Agreements

The funds may enter into repurchase agreements of seven days or less without limit and may cause up to 10% of their respective net assets to be subject to repurchase agreements having a maturity beyond seven days. Repurchase agreements must be fully collateralized. However, if the vendor fails to pay the resale price on the delivery date, the funds may experience costs or delays in disposing of the collateral and may experience losses to the extent that the proceeds from the sale of the collateral is less than the repurchase price.

Options, Futures and Interest Rate Swaps

To hedge against interest rate changes or for non-hedging purposes, Government Fund may buy and sell various futures, and may buy and sell call and put options on any of such futures. USGT may write covered call options on securities held by it to seek income. For hedging purposes, USGT may buy and sell various futures, options on such futures, and options on securities. Both the Fund and USGT may enter into interest rate swaps for hedging purposes. The Fund may also use interest rate swaps to seek to increase income.

The risk of writing covered call options includes the inability to participate in the appreciation of the underlying security above the exercise price. Hedging with options and futures may reduce the fund's total return if used at the wrong time or if market conditions are not judged correctly. Government Fund or USGT could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market for the option or future.

               THE PROPOSAL - APPROVAL OF THE REORGANIZATION

Background

On March 1, 1996, the indirect parent company of G.R. Phelps, Connecticut Mutual Life Insurance Company ("Connecticut Mutual"), merged with and into Massachusetts Mutual Life Insurance Company ("MassMutual"). On that date, Connecticut Mutual ceased to exist and MassMutual became the surviving company. Immediately subsequent to the merger, MassMutual became the nation's fifth largest life insurance company.

MassMutual is the ultimate parent company of OppenheimerFunds, Inc. ("OFI"), which is engaged (directly and through subsidiaries) in the business of managing, distributing and servicing registered investment companies. As of January 31, 1996, OFI (including a subsidiary) had more $45 billion in assets under management, the majority of which is represented by the Oppenheimer funds.

Board Approval of the Reorganization

At its meeting on November 17, 1995, the Company's Board, including the Independent Directors, unanimously approved the Reorganization and the Reorganization Agreement, determined that the Reorganization is in the best interests of Government Fund and its shareholders and resolved to recommend that Government Fund shareholders vote for approval of the Reorganization. The Board further determined that the Reorganization would not result in dilution of Government Fund's shareholders' interests.

The Company's Board of Directors, on behalf of Government Fund, believes that the proposed Reorganization will be advantageous to the shareholders of Government Fund in several respects. The Board considered the following matters, among others, in approving the Proposal.

First, the Board believes that it is not advantageous to operate and market Government Fund separately from USGT because their investment objectives and policies are substantially similar. By being offered simultaneously, each fund hinders the other fund's potential for asset growth. For a complete description of USGT's investment objectives and policies, see USGT's Prospectus included with this Proxy Statement.

Second, the Board considered that shareholders may be better served by a fund offering greater diversification. To the extent that the funds' assets are combined into a single portfolio and a larger asset base is created as a result of the Reorganization, greater diversification of USGT's investment portfolio can be achieved than is currently possible in either fund, especially Government Fund. Greater diversification is expected to be beneficial to shareholders of both funds because it may reduce the negative effect which the adverse performance of any one security may have on the performance of the entire portfolio.

Third, the Board considered the fact that USGT is subject to a higher management fee rate than Government Fund. The Board believes that the assets of USGT attributable to Government Fund will receive the benefit of OFI's capabilities and resources in investment management and that the payment by the assets of Government Fund of a higher management fee rate for these services and resources is reasonable and in the best interests of Government Fund's shareholders.

Fourth, the Board believes that the USGT shares received in the Reorganization will provide existing Government Fund shareholders with substantially the same investment advantages that they currently enjoy. The Board also considered the performance history of each fund.

Fifth, a combined fund offers economies of scale that may have a positive effect on the expenses currently borne by Government Fund, and hence, indirectly, its shareholders. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services. The Board expects that the Reorganization may result over time in a decrease in the expenses currently borne indirectly by Government Fund's shareholders. See expense information in "Comparative Fee Tables."

The Board considered the fact that, from the perspective of USGT, the Reorganization presents an excellent opportunity to acquire assets without the obligation to pay commissions or other similar costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to USGT and its shareholders.

The Board also considered the fact that OFI and OFDI will receive certain benefits from the Reorganization. The consolidated portfolio management effort might result in time savings for OFI and the preparation of fewer prospectuses, reports and regulatory filings. The Board, however, believes that this consideration will not amount to a significant economic benefit.

USGT's Board of Trustees, including the trustees who are not "interested persons" of USGT, unanimously approved the Reorganization and the Reorganization Agreement and determined that the Reorganization is in the best interests of USGT and its shareholders. The Board further determined that the Reorganization would not result in dilution of the USGT shareholders' interests. The USGT Board considered, among other things, that an increase in USGT's asset base as a result of the Reorganization could benefit USGT shareholders due to the economies of scale available to a larger fund. These economies of scale should result in slightly lower costs per account for each USGT shareholder through lower operating expenses and transfer agency expenses.

Regulatory Approval of the Reorganization

The Funds and OFI have applied to the Securities and Exchange Commission ("SEC") for an order of the SEC exempting the Reorganization from the provisions of Section 17 of the Investment Company Act of 1940. Because MassMutual owns more than 5% of the shares of Government Fund, the reorganization does not qualify to use the exemptive provisions of the 1940 Act without an order of the SEC. If the SEC does not grant the exemptive relief requested, the Reorganization will not proceed and the Company's Board of Directors will determine what action, if any, will be taken on behalf of Government Fund.

The Reorganization

The following summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement (a copy of which is set forth in full as Exhibit A to this Proxy Statement and Prospectus). The Reorganization Agreement contemplates a reorganization under which (i) substantially all of the assets of Government Fund would be transferred to USGT in exchange for Class A and Class B shares of USGT, (ii) these Class
A and Class B shares would be distributed to the respective Class
A and Class B shareholders of Government Fund in liquidation of the Fund and (iii) the outstanding shares of Government Fund would be cancelled. Prior to the Closing Date (as hereinafter defined), Government Fund will endeavor to discharge all of its liabilities and obligations when and as due prior to such date. USGT will not assume any liabilities or obligations of Government Fund except for portfolio securities purchased which have not settled and any Government Fund liability for outstanding shareholder redemptions and dividend checks. In this regard, Government Fund will retain a cash reserve (the "Cash Reserve") in an amount which is deemed sufficient in the discretion of the Board for the payment of (a) the Fund's expenses of liquidation (if any) and (b) the Fund's liabilities, other than those assumed by USGT. The Cash Reserve will be accounted for as a liability of Government Fund prior to the determination of its net asset value. The number of full and fractional Class A and Class B shares of USGT to be issued to Government Fund will be determined on the basis of USGT's and the Fund's relative net asset values per Class A and Class B shares, respectively, computed as of the close of business of The New York Stock Exchange, Inc. on the business day preceding the Closing Date (the "Valuation Date"). The Closing Date for the Reorganization will be the date of the closing of the Acquisition under the Acquisition Agreement (or such other day and time as may be mutually agreed upon in writing).

OFI will utilize the valuation procedures set forth in the Prospectus and Statement of Additional Information of USGT to determine the value of the Fund's assets to be transferred to USGT pursuant to the Reorganization, the value of USGT's assets and the net asset value of each class of shares of USGT. Such values will be computed by OFI as of the Valuation Date in a manner consistent with its regular practice in pricing USGT.

The Reorganization Agreement provides for coordination between the funds as to their respective portfolios so that, on and after the Closing Date, USGT will be in compliance with all of its investment policies and restrictions. Government Fund will recognize capital gain or loss on any sales made pursuant to this condition. As noted in "Tax Aspects of the Reorganization" below, if Government Fund realizes net gain from the sale of securities, such gain, to the extent not offset by capital loss carry-forwards, will be distributed to shareholders prior to the Closing Date and will be taxable to shareholders as long-term capital gain or, if the assets disposed of had not been held for more than one year, as ordinary income.

Contemporaneously with the closing, Government Fund will be liquidated (except for the Cash Reserve) and Government Fund will distribute or cause to be distributed pro rata to Government Fund shareholders of record as of the close of business on the Valuation Date the full and fractional USGT shares of each class received by Government Fund. Upon such liquidation, all issued and outstanding shares of Government Fund will be cancelled on Government Fund's books and Government Fund shareholders will have no further rights as shareholders of Government Fund. To assist Government Fund in the distribution of USGT shares, USGT will, in accordance with a shareholder list supplied by Government Fund, cause USGT's transfer agent to credit and confirm an appropriate number of shares of USGT to each shareholder of Government Fund.

Certificates for shares of USGT will be issued upon written request of a former shareholder of Government Fund but only for whole shares with fractional shares credited to the name of the shareholder on the books of USGT. Former shareholders of Government Fund who wish certificates representing their shares of USGT must, after receipt of their confirmations, make a written request to OppenheimerFunds Services, P.O. Box 5270, Denver, Colorado 80217. Shareholders of Government Fund holding certificates representing their shares will not be required to surrender their certificates to anyone in connection with the Reorganization. After the Reorganization, however, it will be necessary for such shareholders to surrender such certificates in order to redeem, transfer, pledge or exchange any shares of USGT.

After the closing of the Reorganization, Government Fund will not conduct any business except in connection with the winding up of its affairs. Under the Reorganization Agreement, within one year after the Closing Date, Government Fund shall: either (i) transfer any remaining amount of the Cash Reserve to USGT, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of Government Fund who were such on the Valuation Date. After this transfer or distribution, Government Fund's existence will be terminated. Such remaining amount shall be deemed to be material if the amount to be distributed, after deducting the estimated expenses of the distribution, equals or exceeds one cent per share of the number of Government Fund shares outstanding on the Valuation Date.

The consummation of the Reorganization is subject to the conditions set forth in the Reorganization Agreement, including, without limitation, approval of the Reorganization by Government Fund's shareholders. Notwithstanding approval of Government Fund's shareholders, the Reorganization may be terminated at any time at or prior to the Closing Date (i) by mutual written consent of the Company, on behalf of Government Fund, and USGT, (ii) by the Company, on behalf Government Fund or USGT, if the Registration Statement containing this Proxy Statement and Prospectus shall not have been declared effective by the Securities and Exchange Commission by December 31, 1996, or (iii) by the Company, on behalf of Government Fund, or USGT upon a material breach by the other of any representation, warranty, covenant or agreement contained therein to be performed on or prior to the Closing Date, if a condition therein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met prior to the Closing Date or the Acquisition is not consummated.

Termination of the Reorganization Agreement will terminate all obligations of the parties thereto (other than a confidentiality obligation of USGT with respect to information relating to the Fund and the obligation of USGT to return certain books and records to the Fund) without liability except, in the event of a termination pursuant to (iii) above, any party in breach (other than a breach due to the Fund's shareholders not approving the Reorganization) of the Reorganization Agreement will, upon demand, reimburse the non-breaching party for all reasonable out-of-pocket fees and expenses, if any, incurred in connection with the transactions contemplated by the Reorganization Agreement.

Approval of the Reorganization will require the vote specified below in "Information Concerning the Meeting - Record Date; Vote Required; Share Information." If the Reorganization is not approved by the shareholders of the Fund, the Directors of the Company will consider other possible courses of action.

Tax Aspects of the Reorganization

At or prior to the Closing Date, Government Fund will declare a dividend in an amount large enough so that it will have declared a dividend of all of its investment company taxable income and net capital gain, if any, for the taxable period ending on the Closing Date (determined without regard to any deduction for dividends paid). Such dividends will be included in the taxable income of the Fund's shareholders as ordinary income and long-term capital gain, respectively.

The exchange of the assets of Government Fund for Class A and Class B shares of USGT and the assumption by USGT of certain liabilities of the Fund is intended to qualify for Federal income tax purposes as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The Fund has represented to Arthur Andersen LLP, tax adviser to the Fund, that there is no plan or intention by any Fund shareholder who owns 5% or more of the Fund's outstanding shares, and, to the Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of USGT shares received in the transaction that would reduce the Fund shareholders' ownership of USGT Class A and Class B shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all the formerly outstanding Fund shares as of the same date. The Fund and USGT have each further represented to Arthur Andersen LLP the fact that, as of the Closing Date, the Fund and USGT will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code.

As a condition to the closing of the Reorganization, USGT and the Fund will receive the opinion of Arthus Andersen LLP to the effect that, based on the Reorganization Agreement, the above representations and other representations as such firm shall reasonably request, existing provisions of the Code, Treasury Regulations issued thereunder, current Revenue Rulings, Revenue Procedures and court decisions, for Federal income tax purposes:

 1. The transfer of substantially all of Government Fund's assets in exchange for Class A and Class B shares of USGT and the assumption by USGT of certain identified liabilities of the Fund followed by the distribution by the Fund of Class A and Class B shares of USGT to the Fund shareholders in exchange for their Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and the Fund and USGT will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

 2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by USGT upon the receipt of the assets of the Fund solely in exchange for Class A and Class B shares of USGT and the assumption by USGT of the identified liabilities of the Fund.

 3. Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by the Fund upon the transfer of the assets of the Fund to USGT in exchange for Class A and Class B shares of USGT and the assumption by USGT of certain identified liabilities of the Fund or upon the distribution of Class A and Class B shares of USGT to the Fund shareholders in exchange for the Fund shares.

 4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by the Fund shareholders upon the exchange of the Fund shares for the Class A and Class B shares of USGT.

 5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A and Class B shares of USGT received by each Fund shareholder pursuant to the reorganization will be the same as the aggregate tax basis of the Fund shares held by each such Fund shareholder immediately prior to the reorganization.

 6. Pursuant to Section 1223 of the Code, the holding period of Class A and Class B shares of USGT to be received by each Fund shareholder will include the period during which the Fund shares surrendered in exchange therefor were held (provided such Fund shares were held as capital assets on the date of the reorganization).

 7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of the Fund acquired by USGT will be the same as the tax basis of such assets of the Fund immediately prior to the Reorganization.

 8. Pursuant to Section 1223 of the Code, the holding period of the assets of the Fund in the hands of USGT will include the period during which those assets were held by the Fund.

 9. USGT will succeed to and take into account the items of the Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of the Fund as of the date of the transactions. USGT will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

However, in the event that any of the remaining cash reserve of Government Fund is distributed to the Government Fund's shareholders, gain will be realized by each of Government Fund's shareholders and recognized under Section 356(a)(1) of the Code to the extent of the cash received.

Shareholders of the Fund should consult their tax advisors regarding the effect, if any, of the Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Fund should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization Table (Unaudited)

The table below sets forth the capitalization of USGT and Government Fund and indicates the pro forma combined capitalization as of December 31, 1995 as if the Reorganization had occurred on that date.

                                                     Net
                                                     Asset
                     Net              Shares         Value
                     Assets           Outstanding    Per Share
                     (in thousands)

USGT*
  Class A Shares     $523,795         54,196,215     $9.66
  Class B Shares     $ 28,809          2,465,857     $9.66
  Class C Shares     $ 17,678          1,831,190     $9.65

Government Fund
  Class A Shares     $49,829           4,644,816     $10.73
  Class B Shares     $    74               6,904     $10.77

Pro Forma Combined
Fund**
  Class A Shares     $573,624         59,354,497     $9.66
  Class B Shares     $ 23,883          2,473,558     $9.66
  Class C Shares     $ 17,678          1,831,190     $9.65

------------------
 *No USGT Class C shares are being issued in the Reorganization because there are no outstanding Government Fund Class C shares.
Accordingly, information with respect to Class C shares of USGT is not reflected in the table above.

**Reflects issuance of 5,158,282 Class A shares and 7,701 Class B shares of USGT in a tax-free exchange for the net assets of the Fund, aggregating $573,624,000 and $23,883,000 for Class A and
Class B shares, respectively, of the Fund.

The pro forma ratio of expenses to average annual net assets of the combined funds at December 31, 1995 would have been 1.08% with respect to Class A shares and 1.84% with respect to Class B shares.

                COMPARISON BETWEEN USGT AND GOVERNMENT FUND

Comparative information about USGT and the Fund is presented below. More complete information about USGT and the Fund is set forth in their respective Prospectuses (which, as to USGT, accompanies this Proxy Statement and Prospectus and is incorporated herein by reference) and Statements of Additional Information. To obtain copies of a fund's prospectus, see "Miscellaneous - Public Information."

Comparison of Investment Objectives, Policies and Restrictions

As its investment objective, USGT seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("U.S. Government Securities"). As its investment objective, Government Fund seeks a high level of current income with a high degree of safety of principal by investing primarily in U.S. Government Securities.

Under normal market conditions, USGT invests at least 80% of its total assets in U.S. Government Securities. These include: (1) U.S. Treasury Bills, U.S. Treasury Notes, and U.S. Treasury Bonds (see "Synopsis - Investment Objectives and Policies"),(2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities (see "Synopsis - Investment Objectives and Policies"), and (3) mortgage-backed securities including (a) collateralized mortgage-backed securities ("CMOs") and (b) "stripped" mortgage backed securities.

USGT may invest up to 20% of its total assets in non-U.S. Government debt securities which, as a matter of non-fundamental policy, will be limited to debt securities rated within the four highest rating categories of Moody's Investor Service, Inc., Standard and Poor's Corporation, or such other nationally recognized rating agency or, if unrated, judged by OFI to be of comparable quality to debt securities rated within such grades. USGT may, subject to the foregoing, invest in private issuer CMOs and "stripped" mortgage-backed securities.

Under normal market conditions, Government Fund invests at least 65% of its total assets in U.S. Government Securities. The remainder of its assets (up to 35%) may be invested in non-U.S. Government investment grade debt obligations. Both Government Fund and USGT may invest in private-issuer CMO's and "stripped" mortgage-backed securities. Government Fund's investments in private-issuer CMOs are limited to those rated within the two highest rating categories by a nationally recognized rating agency. Government Fund may invest up to 5% of its total assets in inverse floating rate instruments. USGT may hold a de minimis position in such instruments.

Government Fund may invest up to 20% of its total assets in mortgage dollar rolls. In these transactions, it sells mortgage-backed securities for delivery in the current month and simultaneously contracts to purchase similar securities on a specified future date. All mortgage dollar rolls entered into by Government Fund will be "covered" whereby there is an offsetting cash or cash equivalent security position maturing on or before the
settlement date of the dollar roll.   USGT may enter into "covered"
or "uncovered" mortgage dollar rolls. If uncovered, USGT is required to identify liquid assets to its custodian bank in an amount equal to its purchase payment obligation under the dollar roll.

Special Investment Methods

USGT and Government Fund may use the special investment methods summarized below.

Loans of Portfolio Securities. Both USGT and Government Fund may lend their portfolio securities to brokers, dealers and other financial institutions, subject to certain conditions. The funds must receive collateral for the loans. USGT presently does not intend that the value of securities loaned will exceed 5% of the value of the total assets of USGT in the coming year. The value of securities loaned by Government Fund may not exceed 33-1/3% of the value of the Fund's total assets.

Repurchase Agreements. Both USGT and the Fund may enter into repurchase agreements. There is no limit on the amount of either fund's net assets that may be subject to repurchase agreements of seven days or less. Neither fund will enter into a repurchase agreement that will cause more than 10% of its net assets to be subject to repurchase agreements having a maturity beyond seven days.

Hedging. To hedge against interest rate changes or for non-hedging purposes, Government Fund may buy and sell various futures, and may buy and write call and put options on any of such futures. The Fund may also enter into closing purchase and sale transactions with respect to any of such contracts and options. Futures contracts may be based on various securities, such as U.S. Government Securities, on securities indices, or on other financial indices. The aggregate initial margin and premiums required to establish positions in futures contracts and options on futures may not exceed 5% of the Fund's total assets.

USGT may write covered call options on securities held by it to seek income. For hedging purposes, USGT may buy and sell various futures, options on such futures, and options on securities. Futures contracts which USGT may buy and sell relate to interest rates. USGT may hedge with options and futures to seek to manage its exposure to changing interest rates. USGT may also hedge with options and futures to try to manage its exposure to the possibility that the prices of its portfolio securities may decline, or to establish a position in the securities markets as a temporary substitute for purchasing individual securities. USGT may not purchase a call or put option if the value of all put and call options held by USGT would exceed 5% of USGT's total assets. The aggregate initial margin and premiums required to establish positions in futures contracts and options on futures may not exceed 5% of the Fund's total assets.

Both Government Fund and USGT may enter into interest rate swaps for hedging purposes. The Fund may also use interest rate swaps to seek to increase income. Both funds would typically use interest rate swaps to adjust the effective duration of their portfolio. Duration is a measure of a fund's sensitivity to interest rate
changes, and is a measure of volatility.    Each fund will identify
liquid assets to its custodian bank in an amount equal to the excess of its entitlements under interest rate swaps over its obligations. USGT will not enter into interest rate swaps with respect to more than 25% of its total assets.

Derivative Investments. In general, a "derivative investment" is an investment whose performance is linked to the performance of another investment or security, such as an option, future or index. In the broadest sense, derivative investments include the hedging instruments in which USGT and the Fund may invest. Other types of derivatives in which USGT and the Fund may invest include "stripped" interest-only mortgage-backed securities and "stripped" principal-only mortgage-backed securities. Derivatives may be, but are not necessarily, more risky than conventional securities, such as stocks, bonds and money market instruments.

A risk of derivatives is that the underlying investment or security might not perform the way the investment adviser expected it to perform. Another risk is that the company issuing the derivative investment might not pay amounts due on the investment. The performance of derivative investments may also be influenced by interest rate changes in the U.S. and abroad. All of these risks can mean that a fund will realize less income than expected from its investments, or that it can lose part or all of the value of its investments, which will affect its share price. Certain derivative instruments may trade in the over-the-counter markets and may be illiquid.

Investment Restrictions

Both USGT and Government Fund have certain investment restrictions that, together with their respective investment objectives, are fundamental policies changeable only by shareholder approval. The investment restrictions of USGT and the Fund are substantially the same except as set forth below:

  The Fund may not, as a matter of fundamental policy, purchase equity securities (e.g., common stocks, preferred stocks), voting stocks or local or state government securities (e.g., municipal bonds, state bonds).

Additional Comparative Information

General

For a discussion of the organization and operation of USGT, including brokerage practices, see "Investment Objective and Policies" and "How the Fund is Managed" in USGT's current Prospectus and "Brokerage Policies of the Fund" in USGT's Additional Statement. For a discussion of the organization and operation of the Fund, including brokerage practices, see "Investment Objectives and Policies," "Management" and "The Company" in the Fund's current prospectus and "Portfolio Transactions and Brokerage" in the Fund's current Statement of Additional Information.

Financial Information

For certain financial information about USGT and the Fund, see (as to USGT) "Financial Highlights" and "Performance of the Fund" in USGT's current Prospectus and (as to the Fund) "Summary of Investor Expenses" and "Financial Highlights" in the Fund's current
Prospectus.

Management of USGT and the Fund

For information about the management of USGT and the Fund, including their respective Boards of Trustees or Directors, investment advisers, portfolio managers and distributors, see (as to USGT) "Expenses" and "How the Fund is Managed" in USGT's current Prospectus and (as to the Fund) "Management" in the Fund's current Prospectus.

Description of Shares of USGT and the Fund

USGT is a Massachusetts business trust with each share of USGT representing an interest in USGT proportionately equal to the interest of each other share of the same class and entitles the holder to one vote per share (and a fractional vote for a fractional share) on matters submitted to a vote at shareholder meetings. Shares of USGT vote together in the aggregate on certain matters at shareholder meetings, such as the election of Trustees and ratification of appointment of auditors. Shareholders of a particular class vote separately on proposals which affect that class, and shareholders of a class which are not affected by that matter are not entitled to vote on the proposal. USGT is not required to hold, and does not plan to hold, regular annual meetings of shareholders. Shareholders of USGT have the right, under certain circumstances, to remove a Trustee and will be assisted in communicating with other shareholders for such purpose.

USGT is authorized to issue an unlimited number of shares of beneficial interest. Shares are freely transferrable and shares do not have cumulative voting rights or preemptive or subscription rights. USGT is governed by a Board of Trustees that has the power, without shareholder approval, to establish and designate one or more series and to divide unissued shares into two or more classes. The Board of Trustees has established three classes of shares for USGT, Class A, Class B and Class C. Each class invests in the same investment portfolio. Each class has its own dividends and distributions, and pays certain expenses which may be different for the different classes. Under certain circumstances, a shareholder of USGT may be held personally liable as a partner for the obligations of USGT, and under the Declaration of Trust, such a shareholder is entitled to indemnification rights by USGT; the risk of a shareholder incurring any such loss is limited to the remote circumstances in which USGT is unable to meet its obligations.

The Company is a Maryland corporation with 3 billion shares of common stock, par value $0.0001 per share, authorized. The Board is authorized to classify and reclassify the common stock into additional series and the series into one or more classes. The shares of each class represent an interest in the same portfolio of investments as the series and have equal rights as to voting, redemption, dividends and liquidation. On matters affecting only one series, only the shareholders of that series are entitled to vote. On matters relating to all of the series but affecting the series differently, separate votes by each series are required. On matters relating to a single class of shares of a series, only the shareholders of that class are entitled to vote. Shareholders holding more than 50% of the shares of the Company can elect all of the Company's directors. Each share is entitled to one vote within each series.

For further information about the shares of USGT and the Fund, including voting rights, restrictions on disposition and potential liability associated with their ownership, see (as to USGT) "How the Fund is Managed" in USGT's current Prospectus and USGT Additional Statement, and (as to the Fund) "The Company" in the Fund's current Prospectus.

Dividends, Distributions and Taxes

USGT declares dividends separately for Class A, Class B and Class
C shares from net investment income on each regular business day and distribute dividends monthly. The Fund declares dividends separately for Class A and Class B shares from net investment income monthly and distributes dividends monthly. Both funds declare and distribute net short-term and net long-term capital gains, if any, annually. For a discussion of the policies of USGT and the Fund with respect to dividends and distributions, and a discussion of the tax consequences of an investment in USGT and the Fund, see "Dividends, Capital Gains and Taxes" in the current Prospectuses of both USGT and the Fund.

Purchases, Redemptions and Exchanges of Shares

For a discussion of how shares of USGT and the Fund may be purchased, redeemed and exchanged, see (as to USGT) "How to Buy Shares," "How to Sell Shares," "Exchanges of Shares," "Special Investor Services," "Service Plan for Class A Shares," and "Distribution and Service Plan for Class B Shares" in USGT's current Prospectus; and see (as to the Fund) "How to Buy Shares," "How to Sell Shares," "How to Exchange Shares," "Investor Services" and "Transaction Details" in the Fund's current Prospectus.

Shareholder Inquiries

For a description of how shareholder inquiries should be made, see (as to USGT) "How the Fund is Managed" in USGT's current
Prospectus, and (as to the Fund) "Your Shareholder Manual" and
"Investor Services" in the Fund's current Prospectus.

Performance of USGT and the Fund

USGT does not maintain a fixed dividend rate and there can be no assurance as to the payment of any dividends or realization of any capital gains.

Included on page 20 of the prospectus for USGT, a copy of which accompanies this Proxy Statement and Prospectus, in the section entitled "Performance of the Fund," is a performance graph which depicts the performance of a hypothetical investment of $10,000 in Class A and Class C shares of USGT held until fiscal year-end June 30, 1995; in the case of Class A shares, since August 15, 1985 and in the case of Class C shares, from the inception of the Class on December 1, 1993, with all dividends and capital gains
distributions reinvested on the reinvestment date.   The graph
reflects the deduction of the 4.75% maximum initial sales charge on Class A shares and the applicable CDSC on Class C shares. The graph compares the average annual total return of Class A and Class C shares of USGT with the performance of Lehman Brothers Corporate Bond Index, an unmanaged index including all U.S. Treasury issues, publicly issued debt of U.S. Government agencies and quasi-public corporations and U.S. Government guaranteed corporate debt, which is widely regarded as a measure of the performance of the U.S. Government bond market. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains or transaction costs, and none of the data shows the effect of taxes. Class B shares of USGT were not offered prior to June 30, 1995 and thus no performance information is shown for USGT's Class B shares at fiscal year-end June 30, 1995.

Information on the Fund's performance is set forth in the Fund's
Annual Report as of December 31, 1995, which is incorporated herein by reference and may be obtained without charge as set forth in "Miscellaneous - Public Information."

INFORMATION CONCERNING THE MEETING

The Meeting

The Meeting and any adjournments thereof will be held at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231, at 10:00 A.M., Denver time, on April 24, 1996 . At the Meeting, shareholders of the Fund will be asked to consider and vote upon approval of the Reorganization Agreement, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund to USGT in exchange for the issuance of Class A and Class B shares of USGT, the distribution by the Fund of such shares to the shareholders of the Fund in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

Record Date; Vote Required; Share Information

The Board has fixed the close of business on March 18, 1996 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Meeting. The affirmative vote of the holders of a majority of Government Fund's Class A and Class B shares outstanding and entitled to vote, voting together as a series, is required for approval of the Proposal. Each shareholder will be entitled to one vote for each share and a fractional vote for each fractional share held of record at the close of business on the Record Date. Only shareholders of the Fund will vote on the Reorganization. The vote of shareholders of USGT is not being solicited to approve the Reorganization Agreement.

At the close of business on the Record Date, there were approximately _____________ Class A and ___________ Class B shares of the Fund issued and outstanding. The presence in person or by proxy of the holders of a majority of Government Fund's shares constitutes a quorum for the transaction of business at the Meeting. To the knowledge of the Fund, as of the Record Date, no person owned of record or beneficially 5% or more of the Fund's outstanding Class A or Class B shares or 5% or more of the Fund's outstanding shares, except for Massachusetts Mutual Life Insurance Company, 1295 State Street, Springfield, MA 01111, which owned of record ____________ Class A shares and ___________ Class B shares as of March 18, 1996, which represented ____% of the Fund's then outstanding shares. MassMutual acquired its shares as a consequence of its merger with Connecticut Mutual, described above under "The Proposal - Approval of the Reorganization - Background." The Company has been advised that MassMutual intends to vote its shares in favor of the Proposal.

As of the close of business on the Record Date, there were approximately _____________ Class A and _______________ Class B shares of USGT issued and outstanding. To the knowledge of USGT, as of the Record Date, no person owned of record or beneficially 5% or more of USGT's outstanding Class A, Class B or Class C shares, or 5% or more of USGT's outstanding shares.

As of the Record Date, the officers and Trustees of USGT, and the officers and Directors of the Company, beneficially owned as a group less than 1% of the outstanding shares of each class of USGT and Government Fund, respectively, and of USGT and Government Fund, respectively.

In the event a quorum does not exist on the date originally scheduled for the Meeting, or, subject to approval of the Board, for other reasons, one or more adjournments of the Meeting may be sought by the Board. Any adjournment would require a vote in favor of the adjournment by the holders of a majority of the shares present at the Meeting (or any adjournment thereof) in person or by proxy. The persons named as proxies will vote all shares represented by proxies which they are required to vote in favor of the Proposal, in favor of an adjournment, and will vote all shares which they are required to vote against the Proposal, against an adjournment. In the event that a quorum is present at the Meeting but shareholders do not approve the Reorganization, the Reorganization will be deemed to have not been approved and the Board will consider what further action, if any, to take.

Shares of common stock of the Company represented in person or by proxy (including shares which abstain or do not vote with respect to the Proposal presented for shareholder approval) will be counted for purposes of determining whether a quorum is present at the Meeting. If a broker or nominee holding shares in "street name" indicates on the proxy that it does not have discretionary authority to vote on the Proposal, those shares will not be considered as present and entitled to vote on the Proposal and are not considered to be votes cast. A "broker non-vote" has the same effect as a vote against the Proposal.

Proxies

The enclosed form of proxy, if properly executed and returned, will be voted (or counted as an abstention or withheld from voting) in accordance with the choices specified thereon, and will be included in determining whether there is quorum to conduct the Meeting. If a shareholder executes and returns a proxy but fails to indicate how the votes should be cast, the proxy will be voted in favor of the Proposal.

The proxy may be revoked at any time prior to the voting thereof by: (i) writing to the Secretary of the Company at OppenheimerFunds, Inc., Two World Trade Center, New York, New York 10048-0203; (ii) attending the Meeting and voting in person; or
(iii) signing and returning a new proxy (if returned and received in time to be voted).

Costs of the Solicitation and the Reorganization

All expenses of this solicitation, including the cost of printing and mailing this Proxy Statement and Prospectus, will be borne by MassMutual. Any documents such as existing prospectuses or annual reports that are included in that mailing will be a cost of the fund issuing the document. In addition to the solicitation of proxies by mail, proxies may be solicited by officers and employees of OFI or OFI's affiliates, personally or by telephone or telegraph. In addition, the Company has retained D.F. King & Co., Inc., 77 Water Street, New York, New York 10005 to assist in the solicitation of proxies primarily by contacting shareholders by telephone and telegram. The cost of such proxy solicitor will be borne by MassMutual. D.F. King & Co., Inc. may call shareholders to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been recorded properly. If these procedures were subject to a successful legal challenge, such votes would not be counted at the Meeting. The Company has not sought to obtain an opinion of counsel on this matter and is unaware of any such challenge at this time.

A shareholder would be called on a recorded line at the telephone number the Company has in its records for the account and could be asked the shareholder's Social Security number or other identifying information. The shareholder would then be given an opportunity to authorize proxies to vote his or her shares at the Meeting in accordance with the shareholder's instructions. To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions in the mail. A special telephone number will be available in case the voting information contained in the confirmation is incorrect. If the shareholder decides after voting by telephone to provide a written proxy or attend the Meeting, the shareholder can revoke the proxy at that time and provide a written proxy or vote the shares at the Meeting.

Brokerage houses, banks and other fiduciaries may be requested to forward soliciting material to the beneficial owners of shares of the Fund and to obtain authorization for the execution of proxies. For those services, if any, they will be reimbursed by MassMutual for their reasonable out-of-pocket expenses.

In addition to the proxy solicitation expenses (as described above), MassMutual will bear the cost of the tax opinion, as well as any other expenses associated with the Reorganization, including legal and accounting expenses.

MISCELLANEOUS

Financial Information

The Reorganization will be accounted for by USGT in its financial statements similar to a pooling without restatement. Further financial information as to Government Fund is contained in its current Prospectus, which is available without charge upon written request to OppenheimerFunds Services at P.O. Box 5270, Denver, Colorado 80217 or by calling 1-800-525-7048, and is incorporated herein, and in its audited financial statements as of December 31, 1995, which are included in the Additional Statement. Financial information for USGT is contained in its current Prospectus accompanying this Proxy Statement and Prospectus and incorporated herein, and in its audited financial statements as of June 30, 1995 and unaudited financial statements as of December 31, 1995, which are included in the Additional Statement.

Public Information

Additional information about USGT and the Fund is available, as applicable, in the following documents which may be obtained without charge by writing to OFS at P.O. Box 5270, Denver, Colorado 80217 or by calling 1-800-525-7048: (i) USGT's Prospectus dated November 1, 1995, supplemented January 1, 1996 and January 5, 1996, accompanying this Proxy Statement and Prospectus; (ii) Government Fund's Prospectus dated October 1, 1995, supplemented March 1, 1996; (iii) USGT's Annual Report as of June 30, 1995 and Semi-Annual Report (unaudited) as of December 31, 1995; and (iv) Government Fund's Annual Report as of December 31, 1995.

Additional information about the following matters is contained in the Additional Statement, which is incorporated herein by reference and includes USGT's Statement of Additional Information dated November 1, 1995; Government Fund's Prospectus dated October 1, 1995, supplemented March 1, 1996; Government Fund's Statement of Additional Information dated October 1, 1995, supplemented March 1, 1996; and the Annual and Semi-Annual Reports described in the preceding paragraph: the organization and operation of USGT and Government Fund; more information on investment policies, practices and risks; information about USGT's and Government Fund's respective Boards of Trustees or Directors and officers and their responsibilities; a further description of the services provided by USGT's and Government Fund's investment adviser, distributor, and transfer and shareholder servicing agent; dividend policies; tax matters; an explanation of the method of determining the offering price of the shares of USGT and Government Fund; purchase, redemption and exchange programs; and distribution arrangements.

USGT and Government Fund are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports and other information with the SEC. Proxy material, reports and other information about USGT and the Fund which are of public record can be inspected and copied at public reference facilities maintained by the SEC in Washington, D.C. and certain of its regional offices, and copies of such materials can be obtained at prescribed rates from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549.

OTHER BUSINESS

Management of the Fund knows of no business other than the matters specified above which will be presented at the Meeting. Since matters not known at the time of the solicitation may come before the Meeting, the proxy as solicited confers discretionary authority with respect to such matters as properly come before the Meeting, including any adjournment or adjournments thereof, and it is the intention of the persons named as attorneys-in-fact in the proxy to vote this proxy in accordance with their judgment on such matters if no voting instructions are provided.

By Order of the Board of Directors


Andrew J. Donohue, Secretary

March 18, 1996

                                 EXHIBIT A

                   AGREEMENT AND PLAN OF REORGANIZATION

 AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of March 1, 1996 by and between Oppenheimer Series Fund, Inc., a Maryland corporation (the "Company") on behalf of Connecticut Mutual Government Securities Account, a series of the Company ("Government Fund") and Oppenheimer U.S. Government Trust ("USGT"), a Massachusetts business trust.

                           W I T N E S S E T H:

 WHEREAS, the parties are each open-end investment companies of the management type; and

 WHEREAS, the parties hereto desire to provide for the reorganization pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), of Government Fund through the acquisition by USGT of substantially all of the assets of Government Fund in exchange solely for voting shares of beneficial interest ("shares") of Class A and Class B shares of USGT and the assumption by USGT of certain liabilities of Government Fund, which Class A and Class B shares of USGT are thereafter to be distributed by Government Fund pro rata to its shareholders in complete liquidation of Government Fund and complete cancellation of its shares;

 NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

 1. The parties hereto hereby adopt this Agreement and Plan of Reorganization (the "Agreement") pursuant to Section 368(a)(1) of the Code as follows: The reorganization will be comprised of the acquisition by USGT of substantially all of the properties and assets of Government Fund in exchange for the issuance of Class A and Class B shares of USGT to Government Fund and the assumption by USGT of certain liabilities of Government Fund, followed by the distribution by Government Fund of such Class A and Class B shares of USGT shares to the Class A and Class B shareholders of Government Fund in exchange for their Class A and Class B shares of Government Fund, all upon and subject to the terms of the Agreement hereinafter set forth.

      The share transfer books of Government Fund will be permanently closed at the close of business on the Valuation Date (as hereinafter defined) and only redemption requests received in proper form on or prior to the close of business on the Valuation Date shall be fulfilled by Government Fund; redemption requests received by Government Fund after that date shall be treated as requests for the redemption of the shares of USGT that shall have been distributed to the shareholder in question as provided in
Section 5.

 2. On the Closing Date (as hereinafter defined), all of the assets of Government Fund on that date, excluding a cash reserve (the "Cash Reserve") to be retained by Government Fund sufficient in its discretion for the payment of the expenses of Government Fund's dissolution and its liabilities, but not in excess of the amount contemplated by Section 10E of the Agreement, shall be delivered as provided in Section 8 of the Agreement to USGT, in exchange for and against delivery to Government Fund on the Closing Date of a number of Class A and Class B shares of USGT, having an aggregate net asset value equal to the value of the assets of Government Fund so transferred and delivered.

 3. The net asset value of Class A and Class B shares of USGT and the value of the assets of Government Fund to be transferred shall in each case be determined as of the close of business of The New York Stock Exchange on the Valuation Date. The computation of the net asset value of the Class A and Class B shares of USGT and the Class A and Class B shares of Government Fund shall be done in the manner used by USGT and Government Fund, respectively, in the computation of such net asset value per share as set forth in their respective prospectuses. The methods used by USGT in such computation shall be applied to the valuation of the assets of Government Fund to be transferred to USGT.

      Government Fund shall declare and pay, immediately prior to the Valuation Date, a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to Government Fund's shareholders all of Government Fund's investment company taxable income for taxable years ending on or prior to the Closing Date (computed without regard to any dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry-forward).

 4. The closing of the transactions contemplated herein (the "Closing") shall be at the office of OppenheimerFunds, Inc. (the "Agent"), Two World Trade Center, Suite 3400, New York, New York 10048, at 4:00 P.M. New York time on April 26, 1996, or at such other time or place as the parties may designate or as provided below (the "Closing Date"). The business day preceding the Closing Date is herein referred to as the "Valuation Date."

      In the event that on the Valuation Date either party has, pursuant to the Investment Company Act of 1940, as amended (the "Act"), or any rule, regulation or order thereunder, suspended the redemption of its shares or postponed payment therefor, the Closing Date shall be postponed until the first business day after the date when both parties have ceased such suspension or postponement; provided, however, that if such suspension shall continue for a period of 60 days beyond the Valuation Date, then the other party to the Agreement shall be permitted to terminate the Agreement without liability to either party for such termination.

 5. As soon as practicable after the Closing, Government Fund shall distribute on a pro rata basis to the shareholders of Government Fund on the Valuation Date the Class A and Class B shares of USGT received by Government Fund on the Closing Date in exchange for the assets of Government Fund in complete liquidation of Government Fund; for the purpose of the distribution by Government Fund of Class A and Class B shares of USGT to its shareholders, USGT will promptly cause its transfer agent to: (a) credit an appropriate number of Class A and Class B shares of USGT on the books of USGT to each Class A and Class B shareholder, respectively of Government Fund in accordance with a list (the "Shareholder List") of its shareholders received from Government Fund; and (b) confirm an appropriate number of Class A and Class B shares of USGT to each shareholder of Government Fund; certificates for Class A and Class B shares of USGT will be issued upon written request of a former shareholder of Government Fund but only for whole shares, with fractional shares credited to the name of the shareholder on the books of USGT.

      The Shareholder List shall indicate, as of the close of business on the Valuation Date, the name and address of each shareholder of Government Fund, indicating his or her share balance. Government Fund agrees to supply the Shareholder List to USGT not later than the Closing Date. Shareholders of Government Fund holding certificates representing their shares shall not be required to surrender their certificates to anyone in connection with the reorganization. After the Closing Date, however, it will be necessary for such shareholders to surrender their certificates in order to redeem, transfer or pledge the shares of USGT which they received.

 6. Within one year after the Closing Date, Government Fund shall (a) either pay or make provision for payment of all of its liabilities and taxes, and (b) either (i) transfer any remaining amount of the Cash Reserve to USGT, if such remaining amount (as reduced by the estimated cost of distributing it to shareholders) is not material (as defined below) or (ii) distribute such remaining amount to the shareholders of Government Fund on the Valuation Date. Such remaining amount shall be deemed to be material if the amount to be distributed, after deduction of the estimated expenses of the distribution, equals or exceeds one cent per share of Government Fund outstanding on the Valuation Date.

 7. Prior to the Closing Date, there shall be coordination between the parties as to their respective portfolios so that, after the closing, USGT will be in compliance with all of its investment policies and restrictions. At the Closing, Government Fund shall deliver to USGT two copies of a list setting forth the securities, cash and receivables then owned by Government Fund. Promptly after the Closing, Government Fund shall provide USGT a list setting forth the respective federal income tax bases thereof.

 8. Portfolio securities or written evidence acceptable to USGT of record ownership thereof by The Depository Trust Company or through the Federal Reserve Book Entry System or any other depository approved by Government Fund pursuant to Rule 17f-4 and Rule 17f-5 under the Act shall be endorsed and delivered, or transferred by appropriate transfer or assignment documents, by Government Fund on the Closing Date to USGT, or at its direction, to its custodian bank, in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the custom of brokers and shall be accompanied by all necessary state transfer stamps, if any. The cash holding of Government Fund shall be delivered to USGT in the form of certified or bank cashiers' checks or by bank wire or intra-bank transfer to USGT's custodian bank payable to the order of USGT for the account of USGT.

      Shares of USGT representing the number of shares of USGT being delivered against the assets of Government Fund, registered in the name of Government Fund, shall be transferred to Government Fund on the Closing Date. Such shares shall thereupon be assigned by Government Fund to its shareholders so that the shares of USGT may be distributed as provided in Section 5.

      If, at the Closing Date, Government Fund is unable to make delivery under this Section 8 to USGT of any of its portfolio securities or cash for the reason that any of such securities purchased by Government Fund, or the cash proceeds of a sale of portfolio securities, prior to the Closing Date have not yet been delivered to it or Government Fund's custodian, then the delivery requirements of this Section 8 with respect to said undelivered securities or cash will be waived and Government Fund will deliver to USGT by or on the Closing Date and with respect to said undelivered securities or cash executed copies of an agreement or agreements of assignment as to such securities or cash proceeds in a form reasonably satisfactory to USGT, together with such other documents, including a due bill or due bills and brokers' confirmation slips as may reasonably be required by USGT.

 9. USGT shall not assume the liabilities (except for (a) portfolio securities purchased which have not settled and (b) shareholder redemption and dividend checks outstanding) of Government Fund, but Government Fund will, nevertheless, use its best efforts to discharge all known liabilities, so far as may be possible, prior to the Closing Date. Each party represents to the other that Massachusetts Mutual Life Insurance Company has agreed to assume liability for and pay all expenses associated with the reorganization, including legal and accounting expenses, the cost of required tax opinions, and the cost of printing and mailing the proxies and proxy statements in connection with the solicitation of the approval by the shareholders of Government Fund of this reorganization. However, any documents such as existing prospectuses or annual reports that are included in that proxy mailing will be a cost of the fund issuing the document. Other than the cost of such documents, neither party will bear any expenses associated with the reorganization.

 10. The obligations of USGT hereunder shall be subject to the following conditions:

      A. The Board of Directors of the Company on behalf of Government Fund shall have authorized the execution of the Agreement, and the shareholders of Government Fund shall have approved the Agreement and the transactions contemplated thereby, and Government Fund shall have furnished to USGT copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of the Company; such shareholder approval shall have been by the affirmative vote of a majority of the outstanding voting securities of Government Fund at a meeting for which proxies have been solicited by the Proxy Statement and Prospectus (as hereinafter defined).

      B. USGT shall have received an opinion dated the Closing Date of Piper & Marbury LLP, counsel to the Company, to the effect that (i) the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland with full powers to conduct its business as described by its charter and as currently being conducted; (ii) the execution and delivery of the Agreement and the consummation of the transactions contemplated therein will not result in any violation of the provisions of the charter or by-laws of the Company; and (iii) the Agreement has been duly authorized and executed by the Company and the Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratoriums and other similar laws relating to or affecting creditor rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

      C. The representations and warranties of the Company on behalf of Government Fund contained herein shall be true and correct at and as of the Closing Date, and USGT shall have been furnished with a certificate of the President, or a Vice President, or the Secretary or the Assistant Secretary or the Treasurer of the Company, dated the Closing Date, to that effect.

      D. On the Closing Date, Government Fund shall have furnished to USGT a certificate of the Treasurer or Assistant Treasurer of the Company as to the amount of the capital loss carry-over , if any, and net unrealized appreciation or depreciation, if any, with respect to Government Fund as of the Closing Date.

      E. The Cash Reserve shall not exceed 1% of the value of the net assets, nor 10% in value of the gross assets, of Government Fund at the close of business on the Valuation Date.

      F. A Registration Statement on Form N-14 filed by Oppenheimer Integrity Funds under the Securities Act of 1933, as amended (the "1933 Act"), containing a preliminary form of the Proxy Statement and Prospectus required under the Act to request the approval of the shareholders of Government Fund of the reorganization contemplated in the Agreement (the "Proxy Statement and Prospectus"), shall have become effective under the 1933 Act not later than December 31, 1996.

      G. On the Closing Date, USGT shall have received a letter of David E. Sams, Jr. or other senior executive officer of G.R. Phelps & Co. Inc. (Government Fund's administrator and former investment manager) acceptable to USGT, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of Government Fund arising out of litigation brought against Government Fund or claims asserted against it, or pending or to the best of his or her knowledge threatened claims or litigation not reflected in or apparent from the most recent audited financial statements and footnotes thereto of Government Fund delivered to USGT. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

      H. USGT shall have received an opinion, dated the Closing Date, of Arthur Andersen LLP, to the same effect as the opinion contemplated by Section 11.E. of the Agreement.

      I. USGT shall have received at the closing all of the assets of Government Fund to be conveyed hereunder, which assets shall be free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever.

      J. Each Fund shall have received from the Securities and Exchange Commission such order or orders as counsel to such Fund deem reasonably necessary or desirable under the 1933 Act and the Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

 11. The obligations of Government Fund hereunder shall be subject to the following conditions:

      A. The Board of Trustees of the Trust on behalf of USGT shall have authorized the execution of the Agreement, and the transactions contemplated thereby, and USGT shall have furnished to Government Fund copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Oppenheimer Integrity Funds.

      B. Government Fund's shareholders shall have approved the Agreement and the transactions contemplated hereby, by an affirmative vote of the holders of a majority of Government Fund's Class A and Class B shares outstanding and entitled to vote, voting together as a series; and Government Fund shall have furnished USGT copies of resolutions to that effect certified by the Secretary or an Assistant Secretary of Government Fund.

      C. Government Fund shall have received an opinion dated the Closing Date of Myer, Swanson, Adams & Wolf, P.C., counsel to USGT, to the effect that (i) the Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts with full powers to carry on its business as described by its Declaration of Trust and to the best knowledge of such counsel, then being conducted and to enter into and perform the Agreement; (ii) all action necessary to make the Agreement, according to its terms, valid, binding and enforceable upon the Trust in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratoriums and other similar laws relating to or affecting creditor rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing, and to authorize effectively the transactions contemplated by the Agreement, have been taken by the Trust on behalf of USGT, and (iii) the shares of USGT to be issued hereunder are duly authorized and when issued will be validly issued, fully-paid and non-assessable, except as set forth in USGT's then current Prospectus and Statement of Additional Information.

      D. The representations and warranties of the Trust on behalf of USGT contained herein shall be true and correct at and as of the Closing Date, and Government Fund shall have been furnished with a certificate of the President, a Vice President or the Secretary or an Assistant Secretary or the Treasurer of the Trust to that effect dated the Closing Date.

      E. Government Fund shall have received an opinion of Arthur Andersen LLP to the effect that the Federal tax consequences of the transaction, if carried out in the manner outlined in this Agreement and Plan of Reorganization and in accordance with (i) Government Fund's representation that there is no plan or intention by any Fund shareholder who owns 5% or more of Government Fund's outstanding shares, and, to Government Fund's best knowledge, there is no plan or intention on the part of the remaining Fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of USGT shares received in the transaction that would reduce Government Fund shareholders' ownership of USGT shares to a number of shares having a value, as of the Closing Date, of less than 50% of the value of all of the formerly outstanding Fund shares as of the same date, and (ii) the representation by each of Government Fund and USGT that, as of the Closing Date, Government Fund and USGT will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii) of the Code and (iii) the other representations by each of Government Fund and USGT made to Arthur Andersen LLP, and set forth in the opinion, will generally be as follows:

           1. The transfer of substantially all of Government Fund's assets in exchange for Class A and Class B shares of USGT and the assumption by USGT of certain identified liabilities of Government Fund followed by the distribution by Government Fund of Class A and Class B shares of USGT to Government Fund shareholders in exchange for their Government Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and Government Fund and USGT will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.


           2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by USGT upon the receipt of the assets of Government Fund solely in exchange for Class A and Class B shares of USGT and the assumption by USGT of certain identified liabilities of Government Fund.

           3. Pursuant to Sections 361(a) and 361(c) of the Code, no gain or loss will be recognized by Government Fund upon the transfer of the assets of Government Fund to USGT in exchange for Class A and Class B shares of USGT and the assumption by USGT of certain identified liabilities of Government Fund or upon the distribution of Class A and Class B shares of USGT to Government Fund shareholders in exchange for Government Fund shares.

           4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by Government Fund shareholders upon the exchange of Government Fund shares for the Class A and Class B shares of USGT. However, Government Fund shareholders may recognize taxable income or gain to the extent they receive any portion of the Cash Reserve, as defined in the Agreement.

           5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A and Class B shares of USGT received by each Government Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Government Fund shares held by each such Government Fund shareholder immediately prior to the Reorganization.

           6. Pursuant to Section 1223 of the Code, the holding period of Class A and Class B shares of USGT to be received by each Government Fund shareholder will include the period during which Government Fund shares surrendered in exchange therefor were held (provided such Government Fund shares were held as capital assets on the date of the Reorganization.

           7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of Government Fund acquired by USGT will be the same as the tax basis of such assets of Government Fund immediately prior to the Reorganization.

           8. Pursuant to Section 1223 of the Code, the holding period of the assets of Government Fund in the hands of USGT will include the period during which those assets were held by Government Fund.

           9. USGT will succeed to and take into account the items of Government Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Government Fund as of the date of the transactions. USGT will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

      F. The Cash Reserve shall not exceed 1% of the value of the net assets, nor 10% in value of the gross assets, of Government Fund at the close of business on the Valuation Date.

      G.   A Registration Statement on Form N-14 filed by
Oppenheimer Integrity Funds under the 1933 Act, containing a preliminary form of the Proxy Statement and Prospectus required under the Act to request the approval of the shareholders of Government Fund of the reorganization contemplated in the Agreement shall have become effective under the 1933 Act not later than December 31, 1996.

      H. On the Closing Date, Government Fund shall have received a letter of Andrew J. Donohue or other senior executive officer of OppenheimerFunds, Inc. acceptable to Government Fund, stating that nothing has come to his or her attention which in his or her judgment would indicate that as of the Closing Date there were any material actual or contingent liabilities of USGT arising out of litigation brought against USGT or claims asserted against it, or pending or, to the best of his or her knowledge, threatened claims or litigation not reflected in or apparent by the most recent audited financial statements and footnotes thereto of USGT delivered to Government Fund. Such letter may also include such additional statements relating to the scope of the review conducted by such person and his or her responsibilities and liabilities as are not unreasonable under the circumstances.

      I. Government Fund shall acknowledge receipt of the shares of USGT.

      J. Each Fund shall have received from the Securities and Exchange Commission such order or orders as counsel to such Fund deem reasonably necessary or desirable under the 1933 Act and the Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

 12. The Company on behalf of Government Fund hereby represents and warrants that:

      A. The financial statements of Government Fund as at December 31, 1995 (audited) heretofore furnished to USGT, present fairly the financial position, results of operations, and changes in net assets of Government Fund as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from December 31, 1995 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse change in the business or financial condition of Government Fund, it being agreed that a decrease in the size of Government Fund due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material adverse change;

      B. Contingent upon approval of the Agreement and the transactions contemplated thereby by Government Fund's shareholders, Government Fund has authority to transfer all of the assets of Government Fund to be conveyed hereunder free and clear of all liens, encumbrances, security interests, restrictions and limitations whatsoever;

      C. The Prospectus, as amended and supplemented, contained in the Company's Registration Statement under the 1933 Act, as amended, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

      D. There is no material contingent liability of Government Fund and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of Government Fund, threatened against Government Fund, not reflected in such Prospectus;

      E. There are no material contracts outstanding to which Government Fund is a party other than those ordinary in the conduct of its business;

      F.   Government Fund is a series of Oppenheimer Series
Fund, Inc., a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; and has all necessary and material Federal and state authorizations to own all of its assets and to carry on its business as now being conducted; and Government Fund is duly registered under the Act and such registration has not been rescinded or revoked and is in full force and effect;

      G. All Federal and other tax returns and reports of Government Fund required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of Government Fund no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of Government Fund ended December 31, 1995 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due; and

      H. Government Fund has elected to be treated as a regulated investment company and, for each fiscal year of its operations, Government Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and Government Fund intends to meet such requirements with respect to its current taxable year.

 13. The Trust on behalf of USGT hereby represents and warrants that:

      A. The financial statements of USGT as at December 31, 1995 (audited) heretofore furnished to Government Fund, present fairly the financial position, results of operations, and changes in net assets of USGT, as of that date, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year; and that from December 31, 1995 through the date hereof there have not been, and through the Closing Date there will not be, any material adverse changes in the business or financial condition of USGT, it being understood that a decrease in the size of USGT due to a diminution in the value of its portfolio and/or redemption of its shares shall not be considered a material or adverse change;

      B. The Prospectus, as amended and supplemented, contained in the Trust's Registration Statement under the 1933 Act, is true, correct and complete, conforms to the requirements of the 1933 Act and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, as amended, was, as of the date of the filing of the last Post-Effective Amendment, true, correct and complete, conformed to the requirements of the 1933 Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

      C. There is no material contingent liability of USGT and no material claim and no material legal, administrative or other proceedings pending or, to the knowledge of USGT, threatened against USGT, not reflected in such Prospectus;

      D. There are no material contracts outstanding to which USGT is a party other than those ordinary in the conduct of its business;

      E. USGT is a series of Oppenheimer Integrity Funds, a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts; has all necessary and material Federal and state authorizations to own all its properties and assets and to carry on its business as now being conducted; the shares of USGT which it issues to Government Fund pursuant to the Agreement will be duly authorized, validly issued, fully-paid and non-assessable, except as otherwise set forth in the Trust's Registration Statement; and will conform to the description thereof contained in the Trust's Registration Statement, will be duly registered under the 1933 Act and in the states where registration is required; and USGT is duly registered under the Act and such registration has not been revoked or rescinded and is in full force and effect;

      F. All Federal and other tax returns and reports of USGT required by law to be filed have been filed, and all Federal and other taxes shown due on said returns and reports have been paid or provision shall have been made for the payment thereof and to the best of the knowledge of USGT no such return is currently under audit and no assessment has been asserted with respect to such returns and to the extent such tax returns with respect to the taxable year of USGT ended December 31, 1995 have not been filed, such returns will be filed when required and the amount of tax shown as due thereon shall be paid when due;

      G. USGT has elected to be treated as a regulated investment company and, for each fiscal year of its operations, USGT has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and USGT intends to meet such requirements with respect to its current taxable year;

      H. USGT has no plan or intention (i) to dispose of any of the assets transferred by Government Fund, other than in the ordinary course of business, or (ii) to redeem or reacquire any of the shares issued by it in the reorganization other than pursuant to valid requests of shareholders; and

      I. After consummation of the transactions contemplated by the Agreement, USGT intends to operate its business in a substantially unchanged manner.

 14. Each party hereby represents to the other that no broker or finder has been employed by it with respect to the Agreement or the transactions contemplated hereby. Each party also represents and warrants to the other that the information concerning it in the Proxy Statement and Prospectus will not as of its date contain any untrue statement of a material fact or omit to state a fact necessary to make the statements concerning it therein not misleading and that the financial statements concerning it will present the information shown fairly in accordance with generally accepted accounting principles applied on a basis consistent with the preceding year. Each party also represents and warrants to the other that the Agreement is valid, binding and enforceable in accordance with its terms and that the execution, delivery and performance of the Agreement will not result in any violation of, or be in conflict with, any provision of any charter, by-laws, contract, agreement, judgment, decree or order to which it is subject or to which it is a party. USGT hereby represents to and covenants with Government Fund that, if the reorganization becomes effective, USGT will treat each shareholder of Government Fund who received any of USGT's shares as a result of the reorganization as having made the minimum initial purchase of shares of USGT received by such shareholder for the purpose of making additional investments in shares of USGT, regardless of the value of the shares of USGT received. USGT represents to Government Fund that each shareholder of Government Fund who received shares of USGT as a result of the reorganization and was subject to a Class B contingent deferred sales charge waiver, as described in the proxy statement of Government Fund dated December 18, 1995, relating to the approval of OppenheimerFunds, Inc. as Government Fund's investment adviser, will remain eligible for such waiver as described therein, upon the supplementing of the Prospectus of USGT with respect thereto.

 15. USGT agrees that it will prepare and file a Registration Statement on Form N-14 under the 1933 Act which shall contain a preliminary form of proxy statement and prospectus contemplated by Rule 145 under the 1933 Act. The final form of such proxy statement and prospectus is referred to in the Agreement as the "Proxy Statement and Prospectus." Each party agrees that it will use its best efforts to have such Registration Statement declared effective and to supply such information concerning itself for inclusion in the Proxy Statement and Prospectus as may be necessary or desirable in this connection.

 16. The obligations of the parties under the Agreement shall be subject to the right of either party to abandon and terminate the Agreement without liability if the other party breaches any material provision of the Agreement or if any material legal, administrative or other proceeding shall be instituted or threatened between the date of the Agreement and the Closing Date
(i) seeking to restrain or otherwise prohibit the transactions contemplated hereby and/or (ii) asserting a material liability of either party, which proceeding has not been terminated or the threat thereof removed prior to the Closing Date. In the event of termination, damages will be limited to reimbursement by the party breaching any material provision of the Agreement of the reasonable out-of-pocket fees and expenses (if any) incurred by the other party in connection with the transactions contemplated by the Agreement.

 17. The Agreement may be executed in several counterparts, each of which shall be deemed an original, but all taken together shall constitute one Agreement. The rights and obligations of each party pursuant to the Agreement shall not be assignable.

 18. All prior or contemporaneous agreements and representations are merged into the Agreement, which constitutes the entire contract between the parties hereto. No amendment or modification hereof shall be of any force and effect unless in writing and signed by the parties and no party shall be deemed to have waived any provision herein for its benefit unless it executes a written acknowledgement of such waiver.

 19. Government Fund understands that the obligations of USGT and the Trust under the Agreement are not binding upon any Trustee or shareholder of USGT or the Trust personally, but bind only USGT and USGT's property. Government Fund represents that it has notice of the provisions of the Declaration of Trust of the Trust disclaiming shareholder and Trustee liability for acts or obligations of USGT or the Trust.

 IN WITNESS WHEREOF, each of the parties has caused the Agreement to be executed and attested by its officers thereunto duly authorized on the date first set forth above.

Attest:                        OPPENHEIMER SERIES FUND, INC.
                          On Behalf of
                          CONNECTICUT MUTUAL GOVERNMENT
                          SECURITIES ACCOUNT


------------------------       By: -----------------------------

                          Name & Title: -------------------


Attest:                        OPPENHEIMER U.S. GOVERNMENT TRUST


------------------------       By: -----------------------------

                          Name & Title: -------------------

                                                           Preliminary Copy
                       OPPENHEIMER SERIES FUND, INC.
             CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT

                  PROXY FOR SPECIAL SHAREHOLDERS MEETING
                         TO BE HELD APRIL 24, 1996

The undersigned shareholder of Connecticut Mutual Government Securities Account (the "Fund"), a series of Oppenheimer Series Fund, Inc. (the "Company"), does hereby appoint Andrew J. Donohue, George Bowen and Robert Bishop, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to attend the Special Meeting of Shareholders of the Fund to be held on April 24, 1996, at OppenheimerFunds, Inc., 3410 South Galena Street, Denver, Colorado 80231 at 10:00 A.M., Denver time, and at all adjournments thereof, and to vote the shares held in the name of the undersigned on the record date for said meeting on the Proposal specified on the reverse side. Said attorneys-in-fact shall vote in accordance with their best judgment as to any other matter.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS, WHO RECOMMENDS A VOTE FOR THE PROPOSAL ON THE REVERSE SIDE. THE SHARES
REPRESENTED HEREBY WILL BE VOTED AS INDICATED ON THE REVERSE SIDE
OR FOR IF NO CHOICE IS INDICATED.

Please mark your proxy, date and sign it on the reverse side and return it promptly in the accompanying envelope, which requires no postage if mailed in the United States.

The Proposal:

 To approve an Agreement and Plan of Reorganization dated as of _____________, 1996 by and between Oppenheimer U.S. Government Trust and the Company, on behalf of the Fund, and the transactions contemplated thereby, including the transfer of substantially all the assets of the Fund to Oppenheimer U.S. Government Trust in exchange solely for Class A and Class B shares of Oppenheimer U.S. Government Trust , the distribution by the Fund of such shares to the Fund's shareholders in liquidation of the Fund and the cancellation of the outstanding shares of the Fund.

      FOR____        AGAINST____         ABSTAIN____

                     Dated:________________________, 1996
                          (Month)          (Day)

                          ______________________________
                               Signature(s)

                          ______________________________
                               Signature(s)

                     Please read both sides of this ballot.

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME(S) APPEAR HEREON. When signing as custodian, attorney, executor, administrator, trustee, etc., please give your full title as such. All joint owners should sign this proxy. If the account is registered in the name of a corporation, partnership or other entity, a duly authorized individual must sign on its behalf and give his or her title.

                     OPPENHEIMER U.S. GOVERNMENT TRUST
          TWO WORLD TRADE CENTER, NEW YORK, NEW YORK, 10048-0203
                              1-800-525-7048

                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION
                              March 18, 1996

                    ___________________________________



This Statement of Additional Information of Oppenheimer U.S.
Government Trust consists of this cover page and the following documents:

1.   Statement of Additional Information of Oppenheimer U.S.
Government Trust dated November 1, 1995.

2.   Oppenheimer U.S. Government Trust's Annual Report as of June
30, 1995 and its Semi-Annual Report (unaudited) as of December 31,
1995.

3. Prospectus of Connecticut Mutual Government Securities Account dated October 1, 1995.

4.   Statement of Additional Information of Connecticut Mutual
Government Securities Account dated October 1, 1995.

5.   Connecticut Mutual Government Securities Account's Annual
Report as of December 31, 1995.

This Statement of Additional Information (the "Additional Statement") is not a Prospectus. This Additional Statement should be read in conjunction with the Proxy Statement and Prospectus, which may be obtained by written request to OppenheimerFunds Services ("OFS"), P.O. Box 5270, Denver, Colorado 80217, or by calling OFS at the toll-free number shown above.

Oppenheimer U.S. Government Trust

Two World Trade Center, New York, New York 10048-0203
1-800-525-7048

Statement of Additional Information dated November 1, 1995


   This Statement of Additional Information of Oppenheimer U.S. Government Trust is not a Prospectus. This document contains additional information about the Fund and supplements information in the Prospectus dated November 1, 1995. It should be read together with the Prospectus, which may be obtained by writing to the Fund's Transfer Agent, Oppenheimer Shareholder Services, at P.O. Box 5270, Denver, Colorado 80217 or by calling the Transfer Agent at the toll-free number shown above.

Contents
                                                               Page
About the Fund

Investment Objective and Policies . . . . . . . . . . . . . . 2
Investment Policies and Strategies. . . . . . . . . . . . . . 2
   Other Investment Techniques and Strategies . . . . . . . . 2
   Other Investment Restrictions. . . . . . . . . . . . . . . 9
How the Fund is Managed . . . . . . . . . . . . . . . . . . . 10
   Organization and History . . . . . . . . . . . . . . . . . 10
   Trustees and Officers of the Fund. . . . . . . . . . . . . 11
   The Manager and Its Affiliates . . . . . . . . . . . . . . 16
Brokerage Policies of the Fund. . . . . . . . . . . . . . . . 17
Performance of the Fund . . . . . . . . . . . . . . . . . . . 19
Distribution and Service Plans. . . . . . . . . . . . . . . . 23
About Your Account
How To Buy Shares . . . . . . . . . . . . . . . . . . . . . . 25
How To Sell Shares. . . . . . . . . . . . . . . . . . . . . . 31
How To Exchange Shares. . . . . . . . . . . . . . . . . . . . 35
Dividends, Capital Gains and Taxes. . . . . . . . . . . . . . 37
Additional Information About the Fund . . . . . . . . . . . . 38
Financial Information About the Fund
Independent Auditors' Report. . . . . . . . . . . . . . . . . 39
Financial Statements. . . . . . . . . . . . . . . . . . . . . 40
Appendix A: Description of Securities Ratings . . . . . . . . A-1
Appendix B: Industry Classifications. . . . . . . . . . . . . B-1

ABOUT THE FUND

Investment Objective and Policies

Investment Policies and Strategies.       The investment objective and
policies of the Fund are described in the Prospectus. Set forth below is supplemental information about those policies and the types of securities in which the Fund may invest, as well as the strategies the Fund may use to try to achieve its objective. Certain capitalized terms used in this Statement of Additional Information have the same meaning as those terms have in the Prospectus.

     -- U.S. Government Securities. The obligations of U.S. Government agencies or instrumentalities in which the Fund may invest may or may not be guaranteed or supported by the "full faith and credit" of the United States. Some are backed by the right of the issuer to borrow from the U.S. Treasury; others, by discretionary authority of the U.S. Government to purchase the agencies' obligations; while others are supported only by the credit of the instrumentality. All U.S. Treasury obligations are backed by the full faith and credit of the United States. If the securities are not backed by the full faith and credit of the United States, the owner of the securities must look principally to the agency issuing the obligation for repayment and may not be able to assert a claim against the United States in the event that the agency or instrumentality does not meet its commitment. Under normal market conditions, the Fund will invest at least 80% of its total assets in "full faith and credit" U.S. Government Securities and in U.S. Government Securities of such agencies and instrumentalities only when the Fund's investment manager, Oppenheimer Management Corporation (the "Manager") is satisfied that the credit risk with respect to such instrumentality is minimal.

     General changes in prevailing interest rates will affect the values of the Fund's portfolio securities. The value will vary inversely to changes in such rates. For example, if such rates go up after a security is purchased, the value of the security will generally decline. A decrease in interest rates may affect the maturity and yield of mortgage-backed securities by increasing unscheduled prepayments of the underlying mortgages. With its objective of seeking interest income while conserving capital, the Fund may purchase or sell securities without regard to the length of time the security has been held, to take advantage of short-term differentials in yields. While short-term trading increases the portfolio turnover, the execution cost for U.S. Government Securities is substantially less than for equivalent dollar values of equity securities (see "Brokerage Provisions of the Investment Advisory Agreement," below).

Other Investment Techniques and Strategies

     -- Repurchase Agreements. The Fund may acquire securities that are subject to repurchase agreements. In a repurchase transaction, the Fund purchases a U.S. Government security from, and simultaneously resells it to, an approved vendor for delivery on an agreed-upon future date. An "approved vendor" is a U.S. commercial bank, the U.S. branch of a foreign bank or a broker-dealer which has been designated a primary dealer in government securities which must meet the audit requirements met by the Fund's Board of Trustees from time to time.
The resale price exceeds the purchase price by an amount that reflects an agreed-upon interest rate effective for the period during which the repurchase agreement is in effect. The majority of these transactions run from day to day, and delivery pursuant to the resale typically will occur within one to five days of the purchase. Repurchase agreements are considered "loans" under the Investment Company Act of 1940 (the "Investment Company Act"), collateralized by the underlying security. The Fund's repurchase agreements require that at all times while the repurchase agreement is in effect, the collateral's value must equal or exceed the repurchase price to fully collateralize the repayment obligation. Additionally, the Manager will impose creditworthiness requirements to confirm that the vendor is financially sound and will continuously monitor the collateral's value.

     -- Loans of Portfolio Securities. The Fund may lend its portfolio securities subject to the restrictions stated in the Prospectus. Under applicable regulatory requirements (which are subject to change), the loan collateral must, on each business day, at least equal the market value of the loaned securities and must consist of cash, bank letters of credit or U.S. Government Securities, or other cash equivalents in which the Fund is permitted to invest. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by the Fund if the demand meets the terms of the letter. The terms of the letter and the issuing bank must be satisfactory to the Fund. In a portfolio securities lending transaction, the Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan as well as one or more of (a) negotiated loan fees, (b) interest on securities used as collateral, or (c) interest on short-term debt securities purchased with such loan collateral; either type of interest may be shared with the borrower. The Fund may also pay reasonable finder's, custodian and administrative fees and will not lend its portfolio securities to any officer, trustee, employee or affiliate of the Fund or its Manager.
The terms of the Fund's loans must meet certain tests under the Internal Revenue Code and permit the Fund to reacquire loaned securities on five business days' notice or in time to vote on any important matter.

     -- Mortgage-Backed Security Rolls. The Fund may enter into "forward roll" transactions with respect to mortgage-backed securities in which it can invest. In a forward roll transaction, which is considered to be a borrowing by the Fund, the Fund will sell a mortgage security to selected banks or other entities and simultaneously agree to repurchase a similar security (same type, coupon and maturity) from the institution at a specified later date at an agreed upon price. The mortgage securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. Risks of mortgage-backed security rolls include: (i) the risk of prepayment prior to maturity, (ii) the possibility that the Fund may not be entitled to receive interest and principal payments on the securities sold and that the proceeds of the sale may have to be invested in money market instruments (typically repurchase agreements) maturing not later than the expiration of the roll, and (iii) the possibility that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to purchase the securities. The Fund will enter into only "covered" rolls. Upon entering into a mortgage-backed security roll, the Fund will be required to place cash, U.S. Government Securities or other high-grade debt securities in a segregated account with its Custodian in an amount equal to its obligation under the roll.

     -- Hedging. As described in the Prospectus, the Fund may employ one or more types of Hedging Instruments to manage its exposure to changing interest rates and securities prices. The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's activities in the underlying cash market. Puts and covered calls may also be written on U.S. Government Securities to attempt to increase the Fund's income. For hedging purposes, the Fund may use Interest Rate Futures and call and put options on debt securities and Interest Rate Futures (all of the foregoing are referred to as "Hedging Instruments"). Hedging Instruments may be used to attempt to do the following: (i) protect against possible declines in the market value of the Fund's portfolio resulting from downward trends in the debt securities markets (generally due to a rise in interest rates), (ii) protect unrealized gains in the value of the Fund's debt securities which have appreciated, (iii) facilitate selling debt securities for investment reasons, (iv) establish a position in the debt securities markets as a temporary substitute for purchasing particular debt securities, or (v) reduce the risk of adverse currency fluctuations. A call or put may be purchased only if, after such purchase, the value of all call and put options held by the Fund would not exceed 5% of the Fund's total assets. The Fund will not use Futures and options on Futures for speculation. The Hedging Instruments the Fund may use are described below.

     The Fund may use hedging to attempt to protect against declines in the market value of the Fund's portfolio, to permit the Fund to retain unrealized gains in the value of portfolio securities which have appreciated, or to facilitate selling securities for investment reasons. To do so, the Fund may: (i) sell Interest Rate Futures, (ii) buy puts on such Futures or U.S. Government Securities, or (iii) write covered calls on securities held by it or on Futures. When hedging to attempt to protect against the possibility that portfolio securities are not fully included in a rise in value of the debt securities market, the Fund may: (i) purchase Futures, or (ii) purchase calls on such Futures or on U.S. Government Securities. Covered calls and puts may also be written on debt securities to attempt to increase the Fund's income.

     The Fund's strategy of hedging with Futures and options on Futures will be incidental to the Fund's activities in the underlying cash market. At present, the Fund does not intend to enter into Futures and options on Futures if, after any such purchase or sale, the sum of margin deposits on Futures and premiums paid on Futures options exceeds 5% of the value of the Fund's total assets. The Fund may, in the future, employ Hedging Instruments and strategies that are not presently contemplated to the extent such investment methods are consistent with the Fund's investment objective, are legally permissible, and are adequately disclosed.

     -- Writing Covered Calls. The Fund may write (i.e. sell) call options ("calls") on U.S. Government Securities to enhance income through the receipt of premiums from expired calls and any net profits from closing purchase transactions, subject to the limitations stated in the Prospectus. All such calls written by the Fund must be "covered" while the call is outstanding (i.e. the Fund must own the securities subject to the call or other securities acceptable for applicable escrow requirements). Calls on Futures (discussed below) must be covered by deliverable securities or by liquid assets segregated to satisfy the Futures contract. When the Fund writes a call on a security, it receives a premium and agrees to sell the callable investment to a purchaser of a corresponding call on the same security during the call period (usually not more than 9 months) at a fixed exercise price (which may differ from the market price of the underlying security), regardless of market price changes during the call period. The Fund has retained the risk of loss should the price of the underlying security decline during the call period, which may be offset to some extent by the premium.

     To terminate its obligation on a call it has written, the Fund may purchase a corresponding call in a "closing purchase transaction." A profit or loss will be realized, depending upon whether the net of the amount of the option transaction costs and the premium received on the call written was more or less than the price of the call subsequently purchased. A profit may also be realized if the call expires unexercised, because the Fund retains the underlying investment and the premium received. Any such profits are considered short-term capital gains for Federal income tax purposes, and when distributed by the Fund are taxable as ordinary income. If the Fund could not effect a closing purchase transaction due to lack of a market, it would have to hold the callable investments until the call lapsed or was exercised.

     The Fund may also write calls on Futures without owning a futures contract or a deliverable bond, provided that at the time the call is written, the Fund covers the call by segregating in escrow an equivalent dollar amount of liquid assets. The Fund will segregate additional liquid assets if the value of the escrowed assets drops below 100% of the current value of the Future. In no circumstances would an exercise notice require the Fund to deliver a futures contract; it would simply put the Fund in a short futures position, which is permitted by the Fund's hedging policies.

     -- Writing Put Options. The Fund may write put options on U.S. Government securities or Interest Rate Futures but only if such puts are covered by segregated liquid assets. The Fund will not write puts if, as a result, more than 50% of the Fund's net assets would be required to be segregated to cover such put obligations. In writing puts, there is the risk that the Fund may be required to buy the underlying security at a disadvantageous price. A put option on securities gives the purchaser the right to sell, and the writer the obligation to buy, the underlying investment at the exercise price during the option period. Writing a put covered by segregated liquid assets equal to the exercise price of the put has the same economic effect to the Fund as writing a covered call. The premium the Fund receives from writing a put option represents a profit, as long as the price of the underlying investment remains above the exercise price. However, the Fund has also assumed the obligation during the option period to buy the underlying investment from the buyer of the put at the exercise price, even though the value of the investment may fall below the exercise price. If the put expires unexercised, the Fund (as the writer of the put) realizes a gain in the amount of the premium less transaction costs. If the put is exercised, the Fund must fulfill its obligation to purchase the underlying investment at the exercise price, which will usually exceed the market value of the investment at that time. In that case, the Fund may incur a loss, equal to the sum of the current market value of the underlying investment and the premium received minus the sum of the exercise price and any transaction costs incurred.

     When writing put options on securities, to secure its obligation to pay for the underlying security, the Fund will deposit in escrow liquid assets with a value equal to or greater than the exercise price of the put option. The Fund therefore foregoes the opportunity of investing the segregated assets or writing calls against those assets. As long as the obligation of the Fund as the put writer continues, it may be assigned an exercise notice by the broker-dealer through whom such option was sold, requiring the Fund to take delivery of the underlying security against payment of the exercise price. The Fund has no control over when it may be required to purchase the underlying security, since it may be assigned an exercise notice at any time prior to the termination of its obligation as the writer of the put. This obligation terminates upon expiration of the put, or such earlier time at which the Fund effects a closing purchase transaction by purchasing a put of the same series as that previously sold. Once the Fund has been assigned an exercise notice, it is thereafter not allowed to effect a closing purchase transaction.

     The Fund may effect a closing purchase transaction to realize a profit on an outstanding put option it has written or to prevent an underlying security from being put. Furthermore, effecting such a closing purchase transaction will permit the Fund to write another put option to the extent that the exercise price thereof is secured by the deposited assets, or to utilize the proceeds from the sale of such assets for other investments by the Fund. The Fund will realize a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from writing the option. As above for writing covered calls, any and all such profits described herein from writing puts are considered short-term gains for Federal tax purposes, and when distributed by the Fund, are taxable as ordinary income.

     -- Purchasing Calls and Puts. The Fund may purchase calls on U.S. Government Securities or on Interest Rate Futures, in order to protect against the possibility that the Fund's portfolio will not fully participate in an anticipated rise in value of the long-term debt securities market. The value of U.S. Government Securities underlying calls purchased by the Fund will not exceed the value of the portion of the Fund's portfolio invested in cash or cash equivalents (i.e. securities with maturities of less than one year). When the Fund purchases a call (other than in a closing purchase transaction), it pays a premium and, except as to calls on indices or Futures, has the right to buy the underlying investment from a seller of a corresponding call on the same investment during the call period at a fixed exercise price. When the Fund purchases a call on a Future, it pays a premium, but settlement is in cash rather than by delivery of the underlying investment to the Fund. In purchasing a call, the Fund benefits only if the call is sold at a profit or if, during the call period, the market price of the underlying investment is above the sum of the exercise price, transaction costs and the premium paid, and the call is exercised. If the call is not exercised or sold (whether or not at a profit), it will become worthless at its expiration date and the Fund will lose its premium payment and the right to purchase the underlying investment.

     The Fund may purchase put options ("puts") which relate to U.S. Government Securities (whether or not it holds such securities in its portfolio) or Futures. When the Fund purchases a put, it pays a premium and, except as to puts on indices, has the right to sell the underlying investment to a seller of a corresponding put on the same investment during the put period at a fixed exercise price. Buying a put on an investment the Fund owns enables the Fund to protect itself during the put period against a decline in the value of the underlying investment below the exercise price by selling such underlying investment at the exercise price to a seller of a corresponding put.
If the market price of the underlying investment is equal to or above the exercise price and as a result the put is not exercised or resold, the put will become worthless at its expiration date, and the Fund will lose its premium payment and the right to sell the underlying investment. The put may, however, be sold prior to expiration (whether or not at a profit).

     Buying a put on Interest Rate Futures or U.S. Government Securities permits the Fund either to resell the put or buy the underlying investment and sell it at the exercise price. The resale price of the put will vary inversely with the price of the underlying investment. If the market price of the underlying investment is above the exercise price and as a result the put is not exercised, the put will become worthless on its expiration date. In the event of a decline in the bond market, the Fund could exercise or sell the put at a profit to attempt to offset some or all of its loss on its portfolio securities. When the Fund purchases a put on Interest Rate Futures or U.S. Government Securities not held by it, the put protects the Fund to the extent that the prices of the underlying Future or U.S. Government Security move in a similar pattern to the prices of the U.S. Government Securities in the Fund's portfolio.

     An option position may be closed out only on a market which provides secondary trading for options of the same series and there is no assurance that a liquid secondary market will exist for any particular option. The Fund's option activities may affect its turnover rate and brokerage commissions. The exercise by the Fund of puts on securities will cause the sale of related investments, increasing portfolio turnover. Although such exercise is within the Fund's control, holding a put might cause the Fund to sell the related investments for reasons which would not exist in the absence of the put. The Fund may pay a brokerage commission each time it buys a put or call, sells a call, or buys or sells an underlying investment in connection with the exercise of a put or call. Such commissions may be higher than those which would apply to direct purchases or sales of such underlying investments. Premiums paid for options are small in relation to the market value of the related investments, and consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Fund's net asset value being more sensitive to changes in the value of the underlying investments.

     -- Interest Rate Futures. The Fund may buy and sell Interest Rate Futures. No price is paid or received upon the purchase or sale of an Interest Rate Future. An Interest Rate Future obligates the seller to deliver and the purchaser to take a specific type of debt security at a specific future date for a fixed price. That obligation may be satisfied by actual delivery of the debt security or by entering into an offsetting contract.

     Upon entering into a Futures transaction, the Fund will be required to deposit an initial margin payment in cash or U.S. Treasury bills with the futures commission merchant (the "futures broker"). The initial margin will be deposited with the Fund's Custodian in an account registered in the futures broker's name; however the futures broker can gain access to that account only under specified conditions. As the Future is marked to market to reflect changes in its market value, subsequent margin payments, called variation margin, will be made to or by the futures broker on a daily basis.

     At any time prior to expiration of the Future, the Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and additional cash is required to be paid by or released to the Fund. Any gain or loss is then realized. Although Interest Rate Futures by their terms call for settlement by delivery or acquisition of debt securities, in most cases the obligation is fulfilled by entering into an offsetting transaction. All futures transactions are effected through a clearinghouse associated with the exchange on which the contracts are traded.

     -- Interest Rate Swap Transactions. Swap agreements entail both interest rate risk and credit risk. There is a risk that, based on movements of interest rates in the future, the payments made by the Fund under a swap agreement will have been greater than those received by it. Credit risk arises from the possibility that the counterparty will default. If the counterparty to an interest rate swap defaults, the Fund's loss will consist of the net amount of contractual interest payments that the Fund has not yet received. The Manager will monitor the creditworthiness of counterparties to the Fund's interest rate swap transactions on an ongoing basis. The Fund may engage in interest rate swaps only with respect to securities it holds, and not in excess of 25% of its total assets.

     The Fund will enter into swap transactions with appropriate counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Fund and that counterparty under that master agreement shall be regarded as parts of an integral agreement. If on any date amounts are payable in the same currency in respect of one or more swap transactions, the net amount payable on that date in that currency shall be paid. In addition, the master netting agreement may provide that if one party defaults generally or on one swap, the counterparty may terminate the swaps with that party. Under such agreements, if there is a default resulting in a loss to one party, the measure of that party's damages is calculated by reference to the average cost of a replacement swap with respect to each swap (i.e., the mark-to-market value at the time of the termination of each swap). The gains and losses on all swaps are then netted, and the result is the counterparty's gain or loss on termination. The termination of all swaps and the netting of gains and losses on termination is generally referred to as "aggregation".

     -- Additional Information About Hedging Instruments and Their Use. The Fund's Custodian, or a securities depository acting for the Custodian, will act as the Fund's escrow agent, through the facilities of the Options Clearing Corporation ("OCC"), as to the investments on which the Fund has written options traded on exchanges or as to other acceptable escrow securities, so that no margin will be required for such transactions. OCC will release the securities covering a call on the expiration of the calls or upon the Fund entering into a closing purchase transaction. An option position may be closed out only on a market which provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option.

     When the Fund writes an over-the-counter ("OTC") option, it will enter into an arrangement with a primary U.S. Government securities dealer, which would establish a formula price at which the Fund would have the absolute right to repurchase that OTC option. That formula price would generally be based on a multiple of the premium received for the option, plus the amount by which the option is exercisable below the market price of the underlying security (that is, the extent to which the option "is in-the-money"). For any OTC option the Fund writes, it will treat as illiquid (for purposes of the limit on its assets that may be invested in illiquid securities, stated in the Prospectus) the mark-to-market value of any OTC option held by it. The Securities and Exchange Commission ("SEC") is evaluating whether OTC options should be considered liquid securities, and the procedure described above could be affected by the outcome of that evaluation.

     -- Regulatory Aspects of Hedging Instruments. The Fund is required to operate within certain guidelines and restrictions with respect to its use of futures and options thereon as established by the Commodities Futures Trading Commission ("CFTC"). In particular, the Fund is excluded from registration as a "commodity pool operator" if it complies with the requirements of Rule 4.5 adopted by the CFTC. Under these restrictions, the Fund will not, as to any positions, whether long, short or a combination thereof, enter into Futures and options thereon for which the aggregate initial margins and premiums exceed 5% of the fair market value of its net assets, with certain exclusions as defined in the CFTC Rule. Under the restrictions, the Fund also must, as to its short positions, use Futures and options thereon solely for bona fide hedging purposes within the meaning and intent of the applicable provisions of the CEA.

     Transactions in options by the Fund are subject to limitations established by each of the exchanges governing the maximum number of options which may be written or held by a single investor or group of investors acting in concert, regardless of whether the options were written or purchased on the same or different exchanges or are held in one or more accounts or through one or more different exchanges or through one or more brokers. Thus, the number of options which the Fund may write or hold may be affected by options written or held by other entities, including other investment companies having the same or an affiliated investment adviser. Position limits also apply to Futures. An exchange may order the liquidation of positions found to be in violation of those limits and may impose certain other sanctions. Due to requirements under the Investment Company Act, when the Fund purchases a Future, the Fund will maintain, in a segregated account or accounts with its Custodian, cash or readily-marketable, short-term (maturing in one year or less) debt instruments in an amount equal to the market value of the securities underlying such Future, less the margin deposit applicable to it.

     -- Tax Aspects of Covered Calls and Hedging Instruments. The Fund intends to qualify as a "regulated investment company" under the Internal Revenue Code. That qualification enables the Fund to "pass through" its income and realized capital gains to shareholders without the Fund having to pay tax on them. This avoids a "double tax" on that income and capital gains, since shareholders will be taxed on the dividends and capital gains they receive from the Fund. One of the tests for the Fund's qualification is that less than 30% of its gross income (irrespective of losses) must be derived from gains realized on the sale of securities held for less than three months. To comply with that 30% cap, the Fund will limit the extent to which it engages in the following activities, but will not be precluded from them: (i) selling investments, including Futures, held for less than three months, whether or not they were purchased on the exercise of a call held by the Fund; (ii) purchasing calls or puts which expire in less than three months; (iii) effecting closing transactions with respect to calls or puts written or purchased less than three months previously; (iv) exercising puts or calls held by the Fund for less than three months; or (v) writing calls on investments held for less than three months.

     -- Risks Of Hedging With Options and Futures. In addition to the risks with respect to hedging discussed in the Prospectus and above, there is a risk in using short hedging by selling Futures to attempt to protect against decline in value of the Fund's portfolio securities (due to an increase in interest rates) that the prices of such Futures will correlate imperfectly with the behavior of the cash (i.e., market value) prices of the Fund's securities. The ordinary spreads between prices in the cash and futures markets are subject to distortions due to differences in the natures of those markets. First, all participants in the futures markets are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close out futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures markets could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures markets are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures markets may cause temporary price distortions.

     If the Fund uses Hedging Instruments to establish a position in the U.S. Government Securities markets as a temporary substitute for the purchase of individual U.S. Government Securities (long hedging) by buying Interest Rate Futures and/or calls on such Futures or on U.S. Government Securities, it is possible that the market may decline; if the Fund then concludes not to invest in such securities at that time because of concerns as to possible further market decline or for other reasons, the Fund will realize a loss on the Hedging Instruments that is not offset by a reduction in the price of the U.S. Government Securities purchased.

Other Investment Restrictions

     The Fund's most significant investment restrictions are set forth in the Prospectus. There are additional investment restrictions that the Fund must follow that are also fundamental policies. Fundamental policies and the Fund's investment objective cannot be changed without the vote of a "majority" of the Fund's outstanding voting securities. Under the Investment Company Act, such a "majority" vote is defined as the vote of the holders of the lesser of (1) 67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present, or (2) more than 50% of the outstanding shares.

     Under these additional restrictions, the Fund cannot:

     (1) invest in interests in oil, gas, or other mineral exploration or development programs;

     (2) invest in real estate;

     (3) purchase securities on margin or make short sales of securities; however, the Fund may make margin deposits in connection with any of the Hedging Instruments which it may use as permitted by any of its other fundamental policies;

     (4) underwrite securities of other companies; or

     (5) invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     The Fund will not concentrate investments to the extent of 25% of its assets in any industry; there is no limit on obligations issued by the U.S. Government or its agencies or instrumentalities. For purposes of that policy, the Fund has adopted the industry classifications set forth in Appendix B to this Statement of Additional Information. This is not a fundamental policy.

     The percentage restrictions described above and in the Prospectus are applicable only at the time of investment and require no action by the Fund as a result of subsequent changes in value of the investments or the size of the Fund.

How the Fund is Managed

Organization and History. The Fund was organized in 1982 as a Massachusetts business trust. Effective August 16, 1985, the Fund changed its investment objective and became a long-term government securities fund. Prior to August 16, 1985, the Fund operated as a money market fund with a fixed net asset value per share.

     As a Massachusetts business trust, the Fund is not required to hold, and does not plan to hold, regular annual meetings of shareholders. The Fund will hold meetings when required to do so by the Investment Company Act or other applicable law, or when a shareholder meeting is called by the Trustees or upon proper request of the shareholders. Shareholders have the right, upon the declaration in writing or vote of two-thirds of the outstanding shares of the Fund, to remove a Trustee. The Trustees will call a meeting of shareholders to vote on the removal of a Trustee upon the written request of the record holders of 10% of its outstanding shares. In addition, if the Trustees receive a request from at least 10 shareholders (who have been shareholders for at least six months) holding shares of the Fund valued at $25,000 or more or holding at least 1% of the Fund's outstanding shares, whichever is less, stating that they wish to communicate with other shareholders to request a meeting to remove a Trustee, the Trustees will then either make the Fund's shareholder list available to the applicants or mail their communication to all other shareholders at the applicants' expense, or the Trustees may take such other action as set forth under Section 16(c) of the Investment Company Act.

     The Fund's Declaration of Trust contains an express disclaimer of shareholder or Trustee liability for the Fund's obligations, and provides for indemnification and reimbursement of expenses out of its property for any shareholder held personally liable for its obligations. The Declaration of Trust also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, while Massachusetts law permits a shareholder of a business trust (such as the Fund) to be held personally liable as a "partner" under certain circumstances, the risk of a Fund shareholder incurring financial loss on account of shareholder liability is limited to the relatively remote circumstances in which the Fund would be unable to meet its obligations described above. Any person doing business with the Trust, and any shareholder of the Trust, agrees under the Trust's Declaration of Trust to look solely to the assets of the Trust for satisfaction of any claim or demand which may arise out of any dealings with the Trust, and the Trustees shall have no personal liability to any such person, to the extent permitted by law.

Trustees And Officers of the Fund. The Fund's Trustees and officers and their principal occupations and business affiliations during the past five years are listed below. The address of each Trustee and officer is Two World Trade Center, New York, New York 10048-0203, unless another address is listed below. All of the Trustees are also trustees of Oppenheimer Fund, Oppenheimer Global Fund, Oppenheimer Growth Fund, Oppenheimer Target Fund, Oppenheimer Discovery Fund, Oppenheimer Global Growth & Income Fund, Oppenheimer Global Emerging Growth Fund, Oppenheimer Tax-Free Bond Fund, Oppenheimer New York Tax-Exempt Fund, Oppenheimer California Tax-Exempt Fund, Oppenheimer Multi-State Tax-Exempt Trust, Oppenheimer Asset Allocation Fund, Oppenheimer Multi-Sector Income Trust and Oppenheimer Multi-Government Trust (the "New York-based Oppenheimer funds"). Messrs. Spiro, Bishop, Bowen, Donohue, Farrar and Zack respectively hold the same offices with the other New York-based Oppenheimer funds as with the Fund. As of October 6, 1995, the officers and Trustees of the Fund as a group owned of record or beneficially less than 1% of the outstanding shares of each class of the Fund. The statement does not include ownership of shares held of record by an employee benefit plan for employees of the Manager (one of the Trustees listed below Ms. Macaskill and one of the officers, Mr. Donohue, are trustees of that plan), other than the shares beneficially owned under that plan by the officers of the Fund listed below.

     Leon Levy, Chairman of the Board of Trustees; Age: 70
     31 West 52nd Street, New York, New York 10019
     General Partner of Odyssey Partners, L.P. (investment partnership) and Chairman of Avatar Holdings, Inc. (real estate development).

     Leo Cherne, Trustee; Age: 83
     122 East 42nd Street, New York, New York 10168
     Chairman Emeritus of the International Rescue Committee
     (philanthropic organization); formerly Executive Director of The Research Institute of America.

     Robert G. Galli, Trustee*; Age: 62
     Vice Chairman of the Manager and Vice President and Counsel of Oppenheimer Acquisition Corp., the Manager's parent holding company; formerly he held the following positions: a director of the Manager and Oppenheimer Funds Distributor, Inc. (the "Distributor"), Vice President and a director of HarbourView Asset Management Corporation ("HarbourView") and Centennial Asset Management Corporation ("Centennial"), investment advisory subsidiaries of the Manager, a director of Shareholder Financial Services, Inc. ("SFSI") and Shareholder Services, Inc. ("SSI"), transfer agent subsidiaries of the Manager, an officer of other Oppenheimer funds and Executive Vice President and General Counsel of the Manager and the Distributor.

     Benjamin Lipstein, Trustee; Age: 73
     591 Breezy Hill Road, Hillsdale, New York 12529
     Professor Emeritus of Marketing, Stern Graduate School of Business Administration, New York University; Director of Sussex
     Publications, Inc. (publishers of Psychology Today and Mother Earth News); and Director of Spy Magazine, L.P.

     Bridget A. Macaskill, Trustee*; Age: 47
     President, Chief Executive Officer and a Director of the Manager; Chairman and a Director of SSI, Vice President and a Director of OAC; a Director of HarbourView and Oppenheimer Partnership
     Holdings, Inc., a holding company subsidiary of the Manager;
     formerly an Executive Vice President of the Manager.

     Elizabeth B. Moynihan, Trustee; Age: 66
     801 Pennsylvania Avenue, N.W., Washington, DC 20004
     Author and architectural historian; a trustee of the Freer Gallery of Art (Smithsonian Institution), the Institute of Fine Arts (New York University), and the National Building Museum; a member of the Trustees Council, Preservation League of New York State; a member of the Indo-U.S. Sub-Commission on Education and Culture.

     Kenneth A. Randall, Trustee; Age: 68
     6 Whittaker's Mill, Williamsburg, Virginia 23185
     A director of Dominion Resources, Inc. (electric utility holding company), Dominion Energy, Inc. (electric power and oil and gas producer), Enron-Dominion Cogen Corp. (cogeneration company), Kemper Corporation (insurance and financial services company) and Fidelity Life Association (mutual life insurance company); formerly Chairman of the Board of ICL, Inc. (information systems) and President and Chief Executive Officer of The Conference Board, Inc. (international economic and business research).

     Edward V. Regan, Trustee; Age: 65
     40 Park Avenue, New York, New York 10016
     Chairman of Municipal Assistance Corporation for the City of New York; President of Jerome Levy Economics Institute; a member of the U.S. Competitiveness Policy Council; a director of GranCare, Inc. (healthcare provider); formerly New York State Comptroller and trustee of the New York State and Local Retirement Fund.

     Russell S. Reynolds, Jr., Trustee; Age: 64
     200 Park Avenue, New York, New York 10166
     Founder Chairman of Russell Reynolds Associates, Inc. (executive recruiting); Chairman of Directors Publication, Inc. (consulting and publishing); a trustee of Mystic Seaport Museum, International House, Greenwich Hospital and the Greenwich Historical Society.

     Sidney M. Robbins, Trustee; Age: 83
     50 Overlook Road, Ossining, New York 10562
     Chase Manhattan Professor Emeritus of Financial Institutions, Graduate School of Business, Columbia University; Visiting Professor of Finance, University of Hawaii; a director of The Korea Fund, Inc. (closed-end investment company); a member of the Board of Advisors, Olympus Private Placement Fund, L.P.; Professor Emeritus of Finance, Adelphi University.

     David Rosenberg, Vice President and Portfolio Manager; Age: 37 Vice President of the Manager; an officer of other Oppenheimer funds; formerly an Officer and Portfolio Manager for Delaware Investment Advisers and for one of its mutual funds.

     Donald W. Spiro, President and Trustee*; Age: 69
     Chairman Emeritus and a director of the Manager; formerly Chairman of the Manager and the Distributor.

     Pauline Trigere, Trustee; Age: 82
     498 Seventh Avenue, New York, New York 10018
     Chairman and Chief Executive Officer of Trigere, Inc. (design and sale of women's fashions).

     Clayton K. Yeutter, Trustee; Age: 64
     1325 Merrie Ridge Road, McLean, Virginia 22101
     Of Counsel to Hogan & Hartson (a law firm); a director of B.A.T. Industries, Ltd. (tobacco and financial services), Caterpillar, Inc. (machinery), ConAgra, Inc. (food and agricultural products), Farmers Insurance Company (insurance), FMC Corp. (chemicals and machinery), Lindsay Manufacturing Co. (irrigation equipment), Texas Instruments, Inc. (electronics) and The Vigoro Corporation (fertilizer manufacturer); formerly (in descending chronological order) Counsellor to the President (Bush) for Domestic Policy, Chairman of the Republican National Committee, Secretary of the U.S. Department of Agriculture, and U.S. Trade Representative.

     Andrew J. Donohue, Secretary; Age: 45
     Executive Vice President and General Counsel of the Manager and the Distributor; an officer of other Oppenheimer funds; formerly Senior Vice President and Associate General Counsel of the Manager and the Distributor, prior to which he was a partner in Kraft & McManimon (a law firm), an officer of First Investors Corporation (a broker-dealer) and First Investors Management Company, Inc. (broker-dealer and investment adviser), and a director and an officer of First Investors Family of Funds and First Investors Life Insurance Company.

     George C. Bowen, Treasurer; Age: 59
     3410 South Galena Street, Denver, Colorado 80231
     Senior Vice President and Treasurer of the Manager; Vice President and Treasurer of the Distributor and HarbourView; Senior Vice President, Treasurer, Assistant Secretary and a director of Centennial; Vice President, Treasurer and Secretary of SSI and SFSI; an officer of other Oppenheimer funds.

     Robert G. Zack, Assistant Secretary; Age: 47
     Senior Vice President and Associate General Counsel of the
     Manager; Assistant Secretary of SSI and SFSI; an officer of other Oppenheimer funds.

     Robert Bishop, Assistant Treasurer; Age: 36
     3410 South Galena Street, Denver, Colorado  80231
     Assistant Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; previously a Fund Controller for the Manager, prior to which he was an Accountant for Yale & Seffinger, P.C., an accounting firm; and previously an Accountant and Commissions Supervisor for Stuart James Company Inc., a broker-dealer.

     Scott Farrar, Assistant Treasurer; Age: 30
     3410 South Galena Street, Denver, Colorado 80231
     Assistant Vice President of the Manager/Mutual Fund Accounting; an officer of other Oppenheimer funds; previously a Fund Controller for the Manager, prior to which he was an International Mutual Fund Supervisor for Brown Brothers Harriman & Co., a bank, and previously a Senior Fund Accountant for State Street Bank & Trust Company.

[FN]
-------------
A Trustee who is an "interested person" of the Fund as defined in the Investment Company Act.

     -- Remuneration of Trustees. The officers of the Fund are affiliated with the Manager; they and the Trustees of the Fund who are affiliated with the Manager (Ms. Macaskill, Messrs. Galli and Spiro; Mr. Spiro who is also an officer of the Fund) receive no salary or fee from the Fund. The Trustees of the Fund (including Mr. Delaney, a former Trustee, but excluding Ms. Macaskill and Messrs. Galli and Spiro) received the total amounts shown below (i) from the Fund, during its fiscal year ended June 30, 1995, and (ii) from all 17 of the New York-based Oppenheimer funds (including the Fund) listed in the first paragraph of this section (and from Oppenheimer Global Environment Fund, Oppenheimer Time Fund and Oppenheimer Mortgage Income Fund Oppenheimer, which ceased operation following the acquisition of their assets by certain other funds), for services in the positions shown:


                                     Retirement     Total
                                     Benefits       Compensation
                     Aggregate       Accrued as     From All
                     Compensation    Part of        New York-based
Name and Position    from Fund       Fund Expenses  Oppenheimer funds1
Leon Levy            $5,785          $3,730         $141,000.00
  Chairman and
  Trustee

Leo Cherne           $2,823          $1,821         $ 68,800.00
  Audit Committee
  Member and
  Trustee

Edmund T. Delaney    $3,537          $2,281         $ 86,200.00
  Study Committee
  Member and Trustee2

Benjamin Lipstein    $3,537          $2,281         $ 86,200.00
  Study Committee
  Member and Trustee

Elizabeth B. Moynihan$2,486          $1,604         $ 60,625.00
  Study Committee
  Member3 and Trustee

Kenneth A. Randall   $3,217          $2,075         $ 78,400.00
  Audit Committee
  Member and Trustee

Edward V. Regan      $2,307          $1,488         $ 56,275.00
  Audit Committee
  Member and Trustee

Russell S. Reynolds, Jr.$2,140       $1,380         $ 52,100.00
  Trustee

Sidney M. Robbins    $5,008          $3,230         $122,100.00
  Study Committee
  Chairman, Audit
  Committee Vice-Chairman
  and Trustee

Pauline Trigere      $2,140          $1,380         $ 52,100.00
  Trustee

Clayton K. Yeutter   $2,140          $1,380         $ 52,100.00
  Trustee

______________________
1For the 1994 calendar year.
2Board and committee member positions held during a portion of the period shown.
3Committee position held during a portion of the period shown.


     The Fund has adopted a retirement plan that provides for payment to a retired Trustee of up to 80% of the average compensation paid during that Trustee's five years of service in which the highest compensation was received. A Trustee must serve in that capacity for any of the New York-based Oppenheimer funds for at least 15 years to be eligible for the maximum payment. Because each Trustee's retirement benefits will depend on the amount of the Trustee's future compensation and length of service, the amount of those benefits cannot be determined at this time, nor can it be estimated the number of years of credited service that will be used to determine these benefits. No payments have been made by the Fund under the plan as of June 30, 1995.


     -- Major Shareholders. As of October 6, 1995, the only persons who owned of record or was known by the Fund to own beneficially 5% or more of the Fund's outstanding shares were Merrill Lynch Pierce Fenner & Smith, Inc., 97C22, 4800 Deer Lake Drive East, Jacksonville, Florida 32246-6484, who owned 218,208.000 Class C shares of the Fund (representing approximately 16.75% of the Fund's Class C shares then outstanding).

The Manager and Its Affiliates. The Manager is wholly-owned by Oppenheimer Acquisition Corp. ("OAC"), a holding company controlled by Massachusetts Mutual Life Insurance Company. OAC is also owned in part by certain of the Manager's directors and officers, some of whom also serve as officers of the Fund, and two of whom (Messrs. Galli and Spiro) also serve as Trustees of the Fund.

     The Manager and the Fund have a Code of Ethics. It is designed to detect and prevent improper personal trading by certain employees, including portfolio managers, that would compete with or take advantage of the Fund's portfolio transactions. Compliance with the Code of Ethics is carefully monitored and strictly enforced by the Manager.

     -- The Investment Advisory Agreement. The investment advisory agreement between the Manager and the Fund requires the Manager, at its expense, to provide the Fund with adequate office space, facilities and equipment, and to provide and supervise the activities of all administrative and clerical personnel required to provide effective corporate administration for the Fund, including the compilation and maintenance of records with respect to its operations, the preparation and filing of specified reports, and composition of proxy materials and registration statements for continuous public sale of shares of the Fund. Prior to the adoption of the current investment advisory agreement, the Manager voluntarily reduced the management fee to the current rates, described in the Prospectus.

     Expenses not expressly assumed by the Manager under the advisory agreement or by the Distributor under the General Distributor's Agreement are paid by the Fund. The advisory agreement lists examples of expenses paid by the Fund, the major categories of which relate to interest, taxes, brokerage commissions, fees to certain Trustees, legal and audit expenses, custodian and transfer agent expenses, share issuance costs, certain printing and registration costs and non-recurring expenses, including litigation costs. For the Fund's fiscal years ended June 30, 1993, 1994 and 1995, the management fees paid by the Fund to the Manager were $2,911,199, $2,515,934 and $1,980,189, respectively.

     The advisory agreement contains no provision limiting the Fund's expenses. However, independently of the advisory agreement, the Manager has voluntarily undertaken that the total expenses of the Fund in any fiscal year (including the management fee but excluding taxes, interest, brokerage commissions, distribution assistance payments and extraordinary expenses such as litigation costs) shall not exceed the most stringent expense limitation imposed under state law applicable to the Fund. Pursuant to the undertaking, the Manager's fee will be reduced at the end of a month so that there will not be any accrued but unpaid liability under this undertaking. Currently, the most stringent state expense limitation is imposed by California, and limits the Fund's expenses (with specified exclusions) to 2.5% of the first $30 million of average annual net assets, 2% of the next $70 million of average annual net assets, and 1.5% of average annual net assets in excess of $100 million. The Manager reserves the right to terminate or amend the undertaking at any time. Any assumption of the Fund's expenses under this limitation would lower the Fund's overall expense ratio and increase its total return during any period in which expenses are limited.

     The advisory agreement provides that in the absence of willful misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard for its obligations and duties under the advisory agreement, the Manager is not liable for any loss resulting by reason of any investment, or the purchase, sale or retention of any security, or for any act or omission in performing the services required by the Agreement. The advisory agreement permits the Manager to act as investment adviser for any other person, firm or corporation and to use the name "Oppenheimer" in connection with its other investment activities. If the Manager shall no longer act as investment adviser to the Fund, the right of the Fund to use the name "Oppenheimer" as part of its corporate name may be withdrawn.

     -- The Distributor. Under its Distribution Agreement with the Fund, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the Fund's Class A, Class B and Class C shares but is not obligated to sell a specific number of shares. Expenses normally attributable to sales (other than those paid under the Distribution and Service Plans, but including advertising and the cost of printing and mailing prospectuses, other than those furnished to existing shareholders), are borne by the Distributor. During the Fund's fiscal years ended June 30, 1993, 1994 and 1995, the aggregate sales charges on sales of the Fund's Class A shares were $1,823,585, $876,525 and $582,157, respectively, of which the Distributor and an affiliated broker-dealer retained in the aggregate $594,110, $282,424 and $169,246 in those respective years. There were no contingent deferred sales charges collected by the Distributor on the redemption of Class B shares for the fiscal year ended June 30, 1995, because Class B shares were not publicly offered during that fiscal year. During the Fund's fiscal year ended June 30, 1995, sales charges advanced to broker/dealers by the Distributor on sales of the Fund's Class B shares totalled $76,562, of which $4,633 was paid to an affiliated broker/dealer. During the Fund's fiscal period from December 1, 1993 through June 30, 1994, and the fiscal year ended June 30, 1995, the contingent deferred sales charges collected on Class C shares were $3,250 and $9,578, respectively, all of which the Distributor retained. For additional information about distribution of the Fund's shares and the expenses connected with such activities, please refer to "Distribution and Service Plans," below.

     -- The Transfer Agent. Oppenheimer Shareholder Services, the
Fund's Transfer Agent, is responsible for maintaining the Fund's shareholder registry and shareholder accounting records, and for shareholder servicing and administrative functions.

Brokerage Policies of the Fund

Brokerage Provisions of the Investment Advisory Agreement. One of the duties of the Manager under the advisory agreement is to arrange the portfolio transactions for the Fund. The advisory agreement contains provisions relating to the employment of broker-dealers ("brokers") to effect the Fund's portfolio transactions. In doing so, the Manager is authorized by the advisory agreement to employ such broker-dealers, including "affiliated" brokers, as that term is defined in the Investment Company Act, as may, in its best judgment based on all relevant factors, implement the policy of the Fund to obtain, at reasonable expense, the "best execution" (prompt and reliable execution at the most favorable price obtainable) of such transactions. The Manager need not seek competitive commission bidding but is expected to minimize the commissions paid to the extent consistent with the interest and policies of the Fund as established by its Board of Trustees.

     Under the advisory agreement, the Manager is authorized to select brokers that provide brokerage and/or research services for the Fund and/or the other accounts over which the Manager or its affiliates have investment discretion. The commissions paid to such brokers may be higher than another qualified broker would have charged if a good faith determination is made by the Manager and the commission is fair and reasonable in relation to the services provided. Subject to the foregoing considerations, the Manager may also consider sales of shares of the Fund and other investment companies managed by the Manager or its affiliates as a factor in the selection of brokers for the Fund's portfolio transactions.

Description of Brokerage Practices Followed by the Manager. Most purchases made by the Fund are principal transactions at net prices, and the Fund incurs little or no brokerage costs. Subject to the provisions of the advisory agreement, the procedures and rules described above, allocations of brokerage are generally made by the Manager's portfolio traders based upon recommendations from the Manager's portfolio managers. In certain instances, portfolio managers of may directly place trades and allocate brokerage, also subject to the provisions of the advisory agreement and the procedures and rules described above. In either case, brokerage is allocated under the supervision of the Manager's executive officers. Transactions in securities other than those for which an exchange is the primary market are generally done with principals or market makers. Brokerage commissions are paid primarily for effecting transactions in listed securities or for certain fixed income agency transactions in the secondary market and otherwise only if it appears likely that a better price or execution can be obtained.

     When the Fund engages in an option transaction, ordinarily the same broker will be used for the purchase or sale of the option and any transaction in the securities to which the option relates. When possible, concurrent orders to purchase or sell the same security by more than one of the accounts managed by the Manager and its affiliates are combined. The transactions effected pursuant to such combined orders are averaged as to price and allocated in accordance with the purchase or sale orders actually placed for each account.

     The research services provided by a particular broker may be useful only to one or more of the advisory accounts of the Manager and its affiliates, and investment research received for the commissions of those other accounts may be useful both to the Fund and one or more of such other accounts. Such research, which may be supplied by a third party at the instance of a broker, includes information and analyses on particular companies and industries as well as market or economic trends and portfolio strategy, receipt of market quotations for portfolio evaluations, information systems, computer hardware and similar products and services. If a research service also assists the Manager in a non-research capacity (such as bookkeeping or other administrative functions), then only the percentage or component that provides assistance to the Manager in the investment decision-making process may be paid in commission dollars. The Board of Trustees has permitted the Manager to use concessions on fixed price offerings to obtain research in the same manner as is permitted for agency transactions. The Board has also permitted the Manager to use stated commissions on secondary fixed-income trades to obtain research where the broker has represented to the Manager that (i) the trade is not from the broker's own inventory, (ii) the trade was executed by the broker on an agency basis at the stated commission, and (iii) the trade is not a riskless principal transaction.

     The research services provided by brokers broadens the scope and supplement the research activities of the Manager, by making available additional views for consideration and comparisons, and by enabling the Manager to obtain market information for the valuation of securities held in the Fund's portfolio or being considered for purchase. The Board of Trustees, including the "independent" Trustees of the Fund (those Trustees of the Fund who are not "interested persons" as defined in the Investment Company Act, and who have no direct or indirect financial interest in the operation of the advisory agreement or the Distribution Plans described below) annually reviews information furnished by the Manager as to the commissions paid to brokers furnishing such services so that the Board may ascertain whether the amount of such commissions was reasonably related to the value or benefit of such services.

Performance of the Fund

Yield and Total Return Information. From time to time the "standardized yield," "dividend yield," "average annual total return," "cumulative total return," "average annual total return at net asset value" and "total return at net asset value" of an investment in a class of shares of the Fund may be advertised. An explanation of how these yields and total returns are calculated for each class and the components of those calculations is set forth below. No total return and yield calculations are presented below for Class B shares because no shares of that class were publicly offered during the fiscal year ended June 30, 1995.

     The Fund's advertisement of its performance must, under applicable rules of the Securities and Exchange Commission, include the average annual total returns for each class of shares of the Fund for the 1, 5, and 10-year periods (or the life of the class, if less) as of the most recently-ended calendar quarter prior to the publication of the advertisement. This enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using such information as a basis for comparison with other investments. An investment in the Fund is not insured; its yields, total returns and share prices are not guaranteed and normally will fluctuate on a daily basis. When redeemed, an investor's shares may be worth more or less than their original cost. Yields and total returns for any given past period are not a prediction or representation by the Fund of future yields or rates of return on its shares. The yields and total returns of Class A, Class B and Class C shares of the Fund are affected by portfolio quality, the type of investments the Fund holds and its operating expenses allocated to a particular class.

     -- Standardized Yields

     -- Yield. The Fund's "yield" (referred to as "standardized yield") for a given 30-day period for a class of shares is calculated using the following formula set forth in rules adopted by the Securities and Exchange Commission that apply to all funds that quote yields:

                                  (a-b)    6
          Standardized Yield = 2 ((--- + 1)  - 1)
                                  ( cd)

     The symbols above represent the following factors:

     a =  dividends and interest earned during the 30-day period.
     b = expenses accrued for the period (net of any expense reimbursements).
     c = the average daily number of shares of that class outstanding during the 30-day period that were entitled to receive dividends.
     d = the maximum offering price per share of that class on the last day of the period, using the current maximum sales charge rate adjusted for undistributed net investment income.

     The standardized yield of a class of shares for a 30-day period may differ from its yield for any other period. The SEC formula assumes that the standardized yield for a 30-day period occurs at a constant rate for a six-month period and is annualized at the end of the six-month period. This standardized yield is not based on actual distributions paid by the Fund to shareholders in the 30-day period, but is a hypothetical yield based upon the net investment income from the Fund's portfolio investments calculated for that period. The standardized yield may differ from the "dividend yield" of that class, described below. Additionally, because each class of shares is subject to different expenses, it is likely that the standardized yields of the Fund's classes of shares will differ. For the 30-day period ended June 30, 1995, the standardized yields for the Fund's Class A and Class C shares were 6.17% and 5.59%, respectively. No standardized yields are presented for Class B shares because no shares of that class were publicly issued during the fiscal year ended June 30, 1995.

     -- Dividend Yield and Distribution Return. From time to time the Fund may quote a "dividend yield" or a "distribution return" for each class. Dividend yield is based on the dividends paid on shares of a class from dividends derived from net investment income during a stated period. Distribution return includes dividends derived from net investment income and from realized capital gains declared during a stated period. Under those calculations, the dividends and/or distributions for that class declared during a stated period of one year or less (for example, 30 days) are added together, and the sum is divided by the maximum offering price per share of that class) on the last day of the period. When the result is annualized for a period of less than one year, the "dividend yield" is calculated as follows:

         Dividend Yield of the Class =

                     Dividends of the Class
         -----------------------------------------------------
         Max. Offering Price of the Class (last day of period)

         divided by Number of days (accrual period) x 365

     The maximum offering price for Class A shares includes the maximum front-end sales charge. For Class B or Class C shares, the maximum offering price is the net asset value per share, without considering the effect of contingent deferred sales charges.

     From time to time similar yield or distribution return calculations may also be made using the Class A net asset value (instead of its respective maximum offering price) at the end of the period. The dividend yields on Class A shares for the 30-day period ended June 30, 1995, were 6.64% and 6.97% when calculated at maximum offering price and at net asset value, respectively. The dividend yield on Class C shares for the 30-day period ended June 30, 1995, was 6.10% when calculated at net asset value.

     -- Total Return Information

     -- Average Annual Total Returns. The "average annual total return" of each class is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $1,000 ("P" in the formula below) held for a number of years ("n") to achieve an Ending Redeemable Value ("ERV") of that investment according to the following formula:

              1/n
         (ERV)
         (---)   -1 = Average Annual Total Return
         ( P )

     -- Cumulative Total Returns. The cumulative "total return" calculation measures the change in value of a hypothetical investment of $1,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Cumulative total return is determined as follows:

         ERV - P
         ------- = Total Return
            P

     In calculating total returns for Class A shares, the current maximum sales charge of 4.75% (as a percentage of the offering price) is deducted from the initial investment ("P") (unless the return is shown at net asset value, as described below). For Class B shares, the payment of the current contingent deferred sales charge (5.0% for the first year, 4.0% for the second year, 3.0% for the third and fourth years, 2.0% in the fifth year, 1.0% in the sixth year and none thereafter) is applied to the investment result for the time period shown (unless the total return is shown at net asset value, as described below). For Class C shares, the 1.0% contingent deferred sales charge is applied to the investment result for the one-year period (or less). Total returns also assume that all dividends and capital gains distributions during the period are reinvested to buy additional shares at net asset value per share, and that the investment is redeemed at the end of the period.

     The "average annual total returns" on an investment in Class A shares of the Fund for the one and five year periods ended June 30, 1995 and for the period from August 16, 1985 to June 30, 1995, were 5.94%, 7.27% and 8.00%, respectively. The cumulative "total return" on Class A shares for the period from August 16, 1985 to June 30, 1995 was 113.76%. During a portion of the periods for which total returns are shown for Class A shares, the Fund's maximum initial sales charge rate was higher; as a result, performance returns on actual investments during those periods may be lower than the results shown. The "average annual total return" on an investment in Class C shares of the fund for the one year period ended June 30, 1995 was 9.31%, and from its inception on December 1, 1993 through June 30, 1995 was 4.22%. The cumulative total return on Class C shares for the period from December 1, 1993 (the commencement of the offering of the shares) through June 30, 1995 was 6.75%.

     -- Total Returns at Net Asset Value. From time to time the Fund may also quote an average annual total return at net asset value or a cumulative total return at net asset value for Class A, Class B or Class C shares. Each is based on the difference in net asset value per share at the beginning and the end of the period for a hypothetical investment in that class of shares (without considering front-end or contingent deferred sales charges) and takes into consideration the reinvestment of dividends and capital gains distributions.

     The cumulative total return at net asset value of the Fund's Class A shares for the period from August 16, 1985 to June 30, 1995 was 124.41%. The cumulative total return at net asset value of the Fund's Class C shares for the period from December 1, 1993 to June 30, 1995 was 6.75%. The average annual total returns at net asset value for the one and five year periods ended June 30, 1995 and for the period from August 16, 1985 to June 30, 1995, for Class A shares were 11.22%, 8.31% and 8.53%, respectively. The average annual total returns at net asset value for the one year period ended June 30, 1995 and the period from December 1, 1993 to June 30, 1995 were 10.31% and 4.22%, respectively.

     Total return information may be useful to investors in reviewing the performance of the Fund's Class A, Class B or Class C shares. However, when comparing total return of an investment in Class A or Class C shares of the Fund with that of other alternatives, investors should understand that as the Fund invests in high yield securities, its shares are subject to greater market risks than shares of funds having other investment objectives and that the Fund is designed for investors who are willing to accept greater risk of loss in the hopes of realizing greater gains.

Other Performance Comparisons. From time to time the Fund may publish the ranking of its Class A, Class B or Class C shares by Lipper Analytical Services, Inc. ("Lipper"), a widely-recognized independent mutual fund monitoring service. Lipper monitors the performance of regulated investment companies, including the Fund, and ranks their performance for various periods based on categories relating to investment objectives. The performance of the Fund's classes are ranked against (i) all other funds (excluding money market funds), (ii) all other U.S. Government funds and (iii) all other U.S. Government funds in a specific size category. The Lipper performance rankings are based on total returns that include the reinvestment of capital gains distributions and income dividends but does not take sales charges or taxes into consideration.

     From time to time the Fund may publish the ranking of the performance of its Class A, Class B or Class C shares by Morningstar, Inc., an independent mutual fund monitoring service that ranks mutual funds, including the Fund, monthly in broad investment categories (equity, taxable bond, municipal bond and hybrid) based on risk-adjusted investment return. Investment return measures a fund's three, five and ten-year average annual total returns (when available) in excess of 90-day U.S. Treasury bill returns after considering sales charges and expenses. Risk reflects fund performance below 90-day U.S. Treasury bill monthly returns. Risk and return are combined to produce star rankings reflecting performance relative to the average fund in a fund's category. Five stars is the "highest" ranking (top 10%), four stars is "above average" (next 22.5%), three stars is "average" next 35%), two stars is "below average" (next 22.5%) and one star is "lowest" (bottom 10%). Morningstar ranks the Fund's Class A, Class B and Class C shares of the Fund in relation to other U.S. Government funds. Rankings are subject to change.

     The total return on an investment made in Class A, Class B or Class C shares of the Fund may also be compared with the performance for the same period of the Lehman Brothers U.S. Government Bond Index, an unmanaged index including all U.S. Treasury issues, publicly- issued debt of U.S. Government agencies and quasi-public corporations and U.S. Government-guaranteed corporate debt, and is widely regarded as a measure of the performance of the U.S. Government bond market. The foregoing bond index includes a factor for the reinvestment of interest but does not reflect expenses or taxes. Other indices may be used from time to time. The performance of the Fund's Class A, Class B and Class C shares may also be compared in publications to (i) performance of various market indices or other investments for which reliable performance data is available, and (ii) to averages, performance rankings or other benchmarks prepared by recognized mutual fund statistical services.

     From time to time the Fund may also include in its advertisements and sales literature performance information about the Fund or rankings of the Fund's performance cited in newspapers or periodicals, such as The New York Times which may include quotations of performance from other sources, such as Lipper or Morningstar.

     From time to time, the Fund's Manager may publish rankings or ratings of the Manager (or the Transfer Agent), by independent third-parties, on the investor services provided by them to shareholders of the Oppenheimer funds, other than the performance rankings of the Oppenheimer funds themselves. Those ratings or rankings of shareholder/investor services by third parties may compare the OppenheimerFunds services to those of other mutual fund families selected by the rating or ranking services, and may be based upon the opinions of the rating or ranking service itself, using its own research or judgment, or based upon surveys of investors, brokers, shareholders or others.

     When comparing yield, total return and investment risk of an investment in Class A, Class B or Class C shares of the Fund with other investments, investors should understand that certain other investments have different risk characteristics than an investment in shares of the Fund. For example, certificates of deposit may have fixed rates of return and may be insured as to principal and interest by the FDIC, while the Fund's returns will fluctuate and its share values and returns are not guaranteed. U.S. Treasury securities are guaranteed as to principal and interest by the full faith and credit of the U.S. government.

Distribution and Service Plans

     The Fund has adopted a Service Plan for Class A shares and Distribution and Service Plans for Class B and Class C shares of the Fund under Rule 12b-1 of the Investment Company Act, pursuant to which the Fund makes payments to the Distributor in connection with the distribution and/or servicing of the shares of that class, as described in the Prospectus. Each Plan has been approved by a vote of (i) the Board of Trustees of the Fund, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on that Plan, and (ii) the holders of a "majority" (as defined in the Investment Company Act) of the shares of each class. For the Distribution and Service Plan for the Class B shares (the "Class B Plan") and Class C shares (the "Class C Plan"), such votes were cast by the Manager as the sole initial holder of Class B and Class C shares of the Fund.

     In addition, under the Plans the Manager and the Distributor, in their sole discretion, from time to time may use their own resources (which, in the case of the Manager, may include profits from the advisory fee it receives from the Fund) to make payments to brokers, dealers or other financial institutions (each is referred to as a "Recipient" under the Plans) for distribution and administrative services they perform, at no cost to the Fund. The Distributor and the Manager may, in their sole discretion, increase or decrease the amount of payments they make to Recipients from their own resources.

     Unless terminated as described below, each Plan continues in effect from year to year but only as long as such continuance is specifically approved at least annually by the Fund's Board of Trustees including its Independent Trustees by a vote cast in person at a meeting called for the purpose of voting on such continuance. Each Plan may be terminated at any time by the vote of a majority of the Independent Trustees or by the vote of the holders of a "majority" (as defined in the Investment Company Act) of the outstanding shares of that class. No Plan may be amended to increase materially the amount of payments to be made unless such amendment is approved by shareholders of the class affected by the amendment. In addition, because Class B shares of the Fund automatically convert into Class A shares after six years, the Fund is required to obtain the approval of Class B as well as Class A shareholders for a proposed amendment to the Class A Plan that would materially increase the amount to be paid by Class A shareholders under the Class A Plan. Such approval must be by a "majority" of the Class A and Class B shares (as defined in the Investment Company Act), voting separately by class. All material amendments must be approved by the Board and the Independent Trustees.


     While the Plans are in effect, the Treasurer of the Fund shall provide separate written reports to the Fund's Board of Trustees at least quarterly for its review, detailing the amount of all payments made pursuant to each Plan, the purpose for which the payment was made and the identity of each Recipient that received any such payment and the purpose of the payments. The report for the Class B and Class C Plans shall also include the Distributor's distribution costs for that quarter, and such costs for previous fiscal periods that have been carried forward ("excess distribution expenses"). The Board may consider whether to permit the Distributor to recover the excess distribution expenses plus financing costs from future payments of the asset-based sales charge or service following termination of the Plan. Each Plan further provides that while it is in effect, the selection and nomination of those Trustees of the Fund who are not "interested persons" of the Fund is committed to the discretion of the Independent Trustees. This does not prevent the involvement of others in such selection and nomination if the final decision on any such selection or nomination is approved by a majority of the Independent Trustees.

     Under the Plans, no payment will be made to any Recipient in any quarter if the aggregate net asset value of all Fund shares held by the Recipient for itself and its customers, did not exceed a minimum amount, if any, that may be determined from time to time by a majority of the Fund's Independent Trustees. Initially, the Board of Trustees has set the fee at the maximum rate and set no minimum amount.

     Any unreimbursed expenses incurred by the Distributor with respect to Class A shares for any fiscal year may not be recovered in subsequent years. Payments received by the Distributor under the Class A Plan will not be used to pay any interest expense, carrying charges, or other financial costs, or allocation of overhead by the Distributor.


     For the fiscal year ended June 30, 1995, payments under the Class A Plan totalled $737,801, all of which was paid by the Distributor to Recipients, including $53,292 paid to an affiliate of the Distributor. Payments made under the Class C Plan during that fiscal period totalled $65,084, of which the Distributor paid $2,782 to an affiliated broker-dealer and retained $58,050 as reimbursement for Class C sales commissions and service fee advances, as well as financing costs. No payments have been made under the Class B Plan during that period, as no Class B shares were outstanding.

     The Class B and Class C Plans allow the service fee payment to be paid by the Distributor to Recipients in advance for the first year such shares are outstanding, and thereafter on a quarterly basis, as described in the Prospectus. The advance payment is based on the net assets of the shares sold. An exchange of shares does not entitle the Recipient to an advance payment of the service fee. In the event shares are redeemed during the first year such shares are outstanding, the Recipient will be obligated to repay a pro rata portion of the advance of the service fee payment to the Distributor.

     Although the Class B and the Class C Plans permit the Distributor to retain both the asset-based sales charges and the service fee, or to pay Recipients the service fee on a quarterly basis, without payment in advance, the Distributor presently intends to pay the service fee to Recipients in the manner described above. A minimum holding period may be established from time to time under the Class B and the Class C Plan by the Board. Initially, the Board has set no minimum holding period. All payments under the Class B and the Class C Plan are subject to the limitations imposed by the Rules of Fair Practice of the National Association of Securities Dealers, Inc. on payments of asset-based sales charges and service fees.

     Asset-based sales charge payments are designed to permit an investor to purchase shares of the Fund without the assessment of a front-end sales load and at the same time permit the Distributor to compensate brokers and dealers in connection with the sale of Class B and Class C shares of the Fund. The Class B and Class C Plans provide for the Distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund during that period. Such payments are made in recognition that the Distributor (i) pays sales commissions to authorized brokers and dealers at the time of sale, as described in the Prospectus, (ii) may finance such commissions and/or the advance of the service fee payment to Recipients under those Plans, or may provide such financing from its own resources, or from an affiliate, (iii) employs personnel to support distribution of shares, and (iv) may bear the costs of sales literature, advertising and prospectuses (other than those furnished to current shareholders) and state "blue sky" registration fees and certain other distribution expenses.

ABOUT YOUR ACCOUNT

How To Buy Shares

Alternative Sales Arrangements - Class A, Class B and Class C Shares. The availability of three classes of shares permits an investor to choose the method of purchasing shares that is more beneficial to the investor depending on the amount of the purchase, the length of time the investor expects to hold shares and other relevant circumstances. Investors should understand that the purpose and function of the deferred sales charge and asset-based sales charge with respect to Class B and Class C shares are the same as those of the initial sales charge with respect to Class A shares. Any salesperson or other person entitled to receive compensation for selling Fund shares may receive different compensation with respect to one class of shares than the other. The Distributor will not accept (i) any order for $500,000 or more of Class B or (ii) any order for $1 million or more of Class C shares on behalf of a single investor (not including dealer "street name" or omnibus accounts) because generally it will be more advantageous for that investor to purchase Class A shares of the Fund instead.

     The three classes of shares each represent an interest in the same portfolio investments of the Fund. However, each class has different shareholder privileges and features. The net income attributable to Class B and Class C shares and the dividends payable on Class B and Class C shares will be reduced by incremental expenses borne solely by that class, including the asset-based sales charge to which Class B and Class C shares are subject.

     The conversion of Class B shares to Class A shares after six years is subject to the continuing availability of a private letter ruling from the Internal Revenue Service, or an opinion of counsel or tax adviser, to the effect that the conversion of Class B shares does not constitute a taxable event for the holder under Federal income tax law. If such a revenue ruling or opinion is no longer available, the automatic conversion feature may be suspended, in which event no further conversions of Class B shares would occur while such suspension remained in effect. Although Class B shares could then be exchanged for Class A shares on the basis of relative net asset value of the two classes, without the imposition of a sales charge or fee, such exchange could constitute a taxable event for the holder, and absent such exchange, Class B shares might continue to be subject to the asset-based sales charge for longer than six years.

     The methodology for calculating the net asset value, dividends and distributions of the Fund's Class A, Class B and Class C shares recognizes two types of expenses. General expenses that do not pertain specifically to any class are allocated pro rata to the shares of each class, based on the percentage of the net assets of such class to the Fund's total assets, and then equally to each outstanding share within a given class. Such general expenses include (i) management fees, (ii) legal, bookkeeping and audit fees, (iii) printing and mailing costs of shareholder reports, Prospectuses, Statements of Additional Information and other materials for current shareholders, (iv) fees to unaffiliated Trustees, (v) custodian expenses, (vi) share issuance costs, (vii) organization and start-up costs, (viii) interest, taxes and brokerage commissions, and (ix) non-recurring expenses, such as litigation costs. Other expenses that are directly attributable to a class are allocated equally to each outstanding share within that class. Such expenses include (i) Distribution and/or Service Plan fees, (ii) incremental transfer and shareholder servicing agent fees and expenses, (iii) registration fees and (iv) shareholder meeting expenses, to the extent that such expenses pertain to a specific class rather than to the Fund as a whole.

Determination of Net Asset Values Per Share. The net asset values per share of Class A, Class B and Class C shares of the Fund are determined as of the close of business of The New York Stock Exchange on each day the Exchange is open by dividing the value of the Fund's net assets attributable to that class by the number of shares of that class outstanding. The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days (for example, in case of weather emergencies or on days falling before a holiday). The Exchange's most recent annual holiday schedule (which is subject to change) states that it will close New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. It may also close on other days. Trading may occur in U.S. Government Securities at times when the Exchange is closed (including weekends and holidays or after 4:00 P.M., on a regular business day). Because the net asset values of the Fund will not be calculated at such times, if securities held in the Fund's portfolio are traded at such times, the net asset values per share of Class A, Class B and Class C shares of the Fund may be significantly affected on such days when shareholders do not have the ability to purchase or redeem shares.

     The Fund's Board of Trustees has established procedures for the valuation of the Fund's securities, generally, as follows: (i) equity securities traded on a securities exchange or on NASDAQ for which last sale information is regularly reported are valued at the last reported sale price on their primary exchange or NASDAQ that day (or, in the absence of sales that day, at values based on the last sales prices of the preceding trading day or closing bid and asked prices); (ii) securities actively traded on a foreign securities exchange are valued at the last sales price available to the pricing service approved by the Fund's Board of Trustees or to the Manager as reported by the principal exchange on which the security is traded; (iii) unlisted foreign securities or listed foreign securities not actively traded are valued as in (i) above, if available, or at the mean between "bid" and "asked" prices obtained from active market makers in the security on the basis of reasonable inquiry; (iv) long-term debt securities having a remaining maturity in excess of 60 days are valued at the mean between the "bid" and "asked" prices determined by a portfolio pricing service approved by the Fund's Board of Trustees or obtained from active market makers in the security on the basis of reasonable inquiry; (v) debt instruments having a maturity of more than one year when issued, and non-money market type instruments having a maturity of one year or less when issued, which have a remaining maturity of 60 days or less are valued at the mean between "bid" and "asked" prices determined by a pricing service approved by the Fund's Board of Trustees or obtained from active market makers in the security on the basis of reasonable inquiry; (vi) money market-type debt securities having a maturity of less than one year when issued that having a remaining maturity of 60 days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts; and (vii) securities (including restricted securities) not having readily-available market quotations are valued at fair value under the Board's procedures.

     In the case of U.S. Government Securities and mortgage-backed securities, where last sale information is not generally available, such pricing procedures may include "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, maturity and other special factors involved. The Fund's Board of Trustees has authorized the Manager to employ a pricing service to price U.S. Government Securities for which last sale information is not generally available. The Trustees will monitor the accuracy of such pricing services by comparing prices used for portfolio evaluation to actual sales prices of selected securities.

     Puts, calls and Futures held by the Fund are valued at the last sales prices on the principal exchanges on which they are traded or on NASDAQ, as applicable, or, if there are no sales that day, in accordance with (i) above. When the Fund writes an option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and an equivalent deferred credit is included in the liability section. The deferred credit is "marked-to-market" to reflect the current market value of the option. In determining the Fund's gain on investments, if a call written by the Fund is exercised, the proceeds are increased by the premium received. If a call or put written by the Fund expires, the Fund has a gain in the amount of the premium; if the Fund enters into a closing purchase transaction, it will have a gain or loss depending on whether the premium was more or less than the cost of the closing transaction. If the Fund exercises a put it holds, the amount the Fund receives on its sale of the underlying investment is reduced by the amount of premium paid by the Fund.

AccountLink. When shares are purchased through AccountLink, each purchase must be at least $25.00. Shares will be purchased on the regular business day the Distributor is instructed to initiate the Automated Clearing House transfer to buy shares. Dividends will begin to accrue on shares purchased by the proceeds of ACH transfers on the business day the Fund receives Federal Funds for the purchase through the ACH system before the close of The New York Stock Exchange. The Exchange normally closes at 4:00 P.M., but may close earlier on certain days. If the Federal Funds are received on a business day after the close of the Exchange, the shares will be purchased and dividends will begin to accrue on the next regular business day. The proceeds of ACH transfers are normally received by the Fund three days after the transfers are initiated. The Distributor and the Fund are not responsible for any delays in purchasing shares resulting from delays in ACH transmissions.

Reduced Sales Charges. As discussed in the Prospectus, a reduced sales charge rate may be obtained for Class A shares under Right of Accumulation and Letters of Intent because of the economies of sales efforts and reduction in expenses realized by the Distributor, dealers and brokers making such sales. No sales charge is imposed in certain other circumstances described in the Prospectus because the Distributor or dealer or broker incurs little or no selling expenses. The term "immediate family" refers to one's spouse, children, grandchildren, parents, grandparents, parents-in-law, sons- and daughters-in-law, siblings, and a sibling's spouse and a spouse's siblings.

     -- The Oppenheimer funds. The Oppenheimer funds are those mutual funds for which the Distributor acts as the distributor or the sub-distributor and include the following:

Oppenheimer Tax-Free Bond Fund
Oppenheimer New York Tax-Exempt Fund
Oppenheimer California Tax-Exempt Fund
Oppenheimer Intermediate Tax-Exempt Fund
Oppenheimer Insured Tax-Exempt Fund
Oppenheimer International Bond Fund
Oppenheimer Main Street California Tax-Exempt Fund
Oppenheimer Florida Tax-Exempt Fund
Oppenheimer Pennsylvania Tax-Exempt Fund
Oppenheimer New Jersey Tax-Exempt Fund
Oppenheimer Fund
Oppenheimer Discovery Fund
Oppenheimer Target Fund
Oppenheimer Growth Fund
Oppenheimer Equity Income Fund
Oppenheimer High Yield Fund
Oppenheimer Champion Income Fund
Oppenheimer Bond Fund
Oppenheimer U.S. Government Trust
Oppenheimer Limited-Term Government Fund
Oppenheimer Global Fund
Oppenheimer Global Emerging Growth Fund
Oppenheimer Global Growth & Income Fund
Oppenheimer Gold & Special Minerals Fund
Oppenheimer Strategic Income Fund
Oppenheimer Strategic Income & Growth Fund
Oppenheimer Value Stock Fund
Oppenheimer Asset Allocation Fund
Oppenheimer Total Return Fund, Inc.
Oppenheimer Main Street Income & Growth Fund

and the following "Money Market Funds":

Oppenheimer Money Market Fund, Inc.
Oppenheimer Cash Reserves
Centennial Money Market Trust
Centennial Tax Exempt Trust
Centennial Government Trust
Centennial New York Tax Exempt Trust
Centennial California Tax Exempt Trust
Centennial America Fund, L.P.
Daily Cash Accumulation Fund, Inc.

     There is an initial sales charge on the purchase of Class A shares of each of the Oppenheimer funds except Money Market Funds (under certain circumstances described herein, redemption proceeds of Money Market Fund shares may be subject to a contingent deferred sales charge).

     -- Letters of Intent. A Letter of Intent (referred to as a "Letter") is an investor's statement in writing to the Distributor of the intention to purchase Class A shares of the Fund (and Class A and Class B shares of other Oppenheimer funds) during a 13-month period (the "Letter of Intend period"), which may, at the investor's request, include purchases made up to 90 days prior to the date of the Letter. The Letter states the investor's intention to make the aggregate amount of purchases of shares which, when added to the investor's holdings of shares of those funds, will equal or exceed the amount specified in the Letter. Purchases made by reinvestment of dividends or distributions of capital gains and purchases made at net asset value without sales charge do not count toward satisfying the amount of the Letter. A Letter enables an investor to count the Class A and Class B shares purchased under the Letter to obtain the reduced sales charge rate on purchases of Class A shares of the Fund (and other Oppenheimer funds) that applies under the Right of Accumulation to current purchases of Class A shares. Each purchase of Class A shares under the Letter will be made at the public offering price (including the sales charge) that applies to a single lump-sum purchase of shares in the amount intended to be purchased under the Letter.

     In submitting a Letter, the investor makes no commitment to purchase shares, but if the investor's purchases of shares within the Letter of Intent period, when added to the value (at offering price) of the investor's holdings of shares on the last day of that period, do not equal or exceed the intended purchase amount, the investor agrees to pay the additional amount of sales charge applicable to such purchases, as set forth in "Terms of Escrow," below (as those terms may be amended from time to time). The investor agrees that shares equal in value to 5% of the intended purchase amount will be held in escrow by the Transfer Agent subject to the Terms of Escrow. Also, the investor agrees to be bound by the terms of the Prospectus, this Statement of Additional Information and the Application used for such Letter of Intent, and if such terms are amended, as they may be from time to time by the Fund, that those amendments will apply automatically to existing Letters of Intent.

     For purchases of shares of the Fund and other Oppenheimer funds by OppenheimerFunds prototype 401(k) plans under a Letter of Intent, the Transfer Agent will not hold shares in escrow. If the intended purchase amount under the Letter entered into by an OppenheimerFunds prototype 401(k) plan is not purchased by the plan by the end of the Letter of Intent period, there will be no adjustment of commissions paid to the broker-dealer or financial institution of record for accounts held in the name of that plan.

     If the total eligible purchases made during the Letter of Intent period do not equal or exceed the intended purchase amount, the commissions previously paid to the dealer of record for the account and the amount of sales charge retained by the Distributor will be adjusted to the rates applicable to actual total purchases.

     If total eligible purchases during the Letter of Intent period exceed the intended purchase amount and exceed the amount needed to qualify for the next sales charge rate reduction set forth in the applicable prospectus, the sales charges paid will be adjusted to the lower rate, but only if and when the dealer returns to the Distributor the excess of the amount of commissions allowed or paid to the dealer over the amount of commissions that apply to the actual amount of purchases. The excess commissions returned to the Distributor will be used to purchase additional shares for the investor's account at the net asset value per share in effect on the date of such purchase, promptly after the Distributor's receipt thereof.

     In determining the total amount of purchases made under a Letter, shares redeemed by the investor prior to the termination of the Letter of Intent period will be deducted. It is the responsibility of the dealer of record and/or the investor to advise the Distributor about the Letter in placing any purchase orders for the investor during the Letter of Intent period. All of such purchases must be made through the Distributor.

     -- Terms of Escrow That Apply to Letters of Intent.

     1. Out of the initial purchase (or subsequent purchases if necessary) made pursuant to a Letter, shares of the Fund equal in value up to 5% of the intended purchase amount specified in the Letter shall be held in escrow by the Transfer Agent. For example, if the intended purchase amount is $50,000, the escrow shall be shares valued in the amount of $2,500 (computed at the public offering price adjusted for a $50,000 purchase). Any dividends and capital gains distributions on the escrowed shares will be credited to the investor's account.

     2. If the intended purchase amount specified under the Letter is completed within the thirteen-month Letter of Intent period, the escrowed shares will be promptly released to the investor.

     3. If, at the end of the thirteen-month Letter of Intent period the total purchases pursuant to the Letter are less than the intended purchase amount specified in the Letter, the investor must remit to the Distributor an amount equal to the difference between the dollar amount of sales charges actually paid and the amount of sales charges which would have been paid if the total amount purchased had been made at a single time. Such sales charge adjustment will apply to any shares redeemed prior to the completion of the Letter. If such difference in sales charges is not paid within twenty days after a request from the Distributor or the dealer, the Distributor will, within sixty days of the expiration of the Letter, redeem the number of escrowed shares necessary to realize such difference in sales charges. Full and fractional shares remaining after such redemption will be released from escrow. If a request is received to redeem escrowed shares prior to the payment of such additional sales charge, the sales charge will be withheld from the redemption proceeds.

     4. By signing the Letter, the investor irrevocably constitutes and appoints the Transfer Agent as attorney-in-fact to surrender for redemption any or all escrowed shares.

     5. The shares eligible for purchase under the Letter (or the holding of which may be counted toward completion of a Letter) include
(a) Class A shares sold with a front-end sales charge or subject to a Class A contingent deferred sales charge, (b) Class B shares of other Oppenheimer funds acquired subject to a contingent deferred sales charge, and (c) Class A shares or Class B shares acquired in exchange for either (i) Class A shares of one of the other Oppenheimer funds that were acquired subject to a Class A initial or contingent deferred sales charge or (ii) Class B shares of one of the other Oppenheimer funds that were acquired subject to a contingent deferred sales charge.

     6. Shares held in escrow hereunder will automatically be exchanged for shares of another fund to which an exchange is requested, as described in the section of the Prospectus entitled "How to Exchange Shares," and the escrow will be transferred to that other fund.

Asset Builder Plans. To establish an Asset Builder Plan from a bank account, a check (minimum $25) for the initial purchase must accompany the application. Shares purchased by Asset Builder Plan payments from bank accounts are subject to the redemption restrictions for recent purchases described in "How To Sell Shares," in the Prospectus. Asset Builder Plans also enable shareholders of Oppenheimer Cash Reserves to use those accounts for monthly automatic purchases of shares of up to four other Oppenheimer funds.

     There is a front-end sales charge on the purchase of certain Oppenheimer funds, or a contingent deferred sales charge may apply to shares purchased by Asset Builder payments. An application should be obtained from the Distributor, completed and returned, and a prospectus of the selected fund(s) should be obtained from the Distributor or your financial advisor before initiating Asset Builder payments. The amount of the Asset Builder investment may be changed or the automatic investments may be terminated at any time by writing to the Transfer Agent. A reasonable period (approximately 15 days) is required after the Transfer Agent's receipt of such instructions to implement them. The Fund reserves the right to amend, suspend, or discontinue offering such plans at any time without prior notice.

Cancellation of Purchase Orders. Cancellation of purchase orders for the Fund's shares (for example, when a purchase check is returned to the Fund unpaid) causes a loss to be incurred when the net asset value of the Fund's shares on the cancellation date is less than on the purchase date. That loss is equal to the amount of the decline in the net asset value per share multiplied by the number of shares in the purchase order. The investor is responsible for that loss. If the investor fails to compensate the Fund for the loss, the Distributor will do so. The Fund may reimburse the Distributor for that amount by redeeming shares from any account registered in that investor's name, or the Fund or the Distributor may seek other redress.

How to Sell Shares

     Information on how to sell shares of the Fund is stated in the Prospectus. The information below supplements the terms and conditions for redemptions set forth in the Prospectus.

Check Writing. When a check is presented to the Bank for clearance, the Bank will ask the Fund to redeem a sufficient number of full and fractional shares in the shareholder's account to cover the amount of the check. This enables the shareholder to continue receiving dividends on those shares until the check is presented to the Fund. Checks may not be presented for payment at the offices of the Bank or the Fund's Custodian. This limitation does not affect the use of checks for the payment of bills or to obtain cash at other banks. The Fund reserves the right to amend, suspend or discontinue offering checkwriting privileges at any time without prior notice.

     -- Selling Shares by Wire. The wire of redemption proceeds may be delayed if the Fund's custodian bank is not open for business on a day when the Fund would normally authorize the wire to be made, which is usually the Fund's next regular business day following the redemption. In those circumstances, the wire will not be transmitted until the next bank business day on which the Fund is open for business. No dividends will be paid on the proceeds of redeemed shares awaiting transfer by wire.

     -- Payments "In Kind". The Prospectus states that payment for shares tendered for redemption is ordinarily made in cash. However, the Board of Trustees of the Fund determines that it would be detrimental to the best interests of the remaining shareholders of the Fund to make payment of a redemption order wholly or partly in cash. In that case the Fund may pay the redemption proceeds in whole or in part by a distribution "in kind" of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission. The Fund has elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which the Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the Fund during any 90-day period for any one shareholder. If shares are redeemed in kind, the redeeming shareholder might incur brokerage or other costs in selling the securities for cash. The method of valuing securities used to make redemptions in kind will be the same as the method the Fund uses to value it portfolio securities described above under "Determination of Net Asset Values Per Share" and that valuation will be made as of the time the redemption price is determined.

     -- Involuntary Redemptions. The Fund's Board of Trustees has the right to cause the involuntary redemption of the shares held in any account if the aggregate net asset value of those shares is less than $200 or such lesser amount as the Board may fix. The Board of Trustees will not cause the involuntary redemption of shares in an account if the aggregate net asset value of the shares has fallen below the stated minimum solely as a result of market fluctuations. Should the Board elect to exercise this right, it may also fix, in accordance with the Investment Company Act, the requirements for any notice to be given to the shareholders in question (not less than 30 days), or the Board may set requirements for granting permission to the Shareholder to increase the investment, and set other terms and conditions so that the shares would not be involuntarily redeemed.

Reinvestment Privilege. Within six months of a redemption, a shareholder may reinvest all or part of the redemption proceeds of (i) Class A shares, or (ii) Class B shares or (iii) Class C shares that were subject to the Class B contingent deferred sales charge when redeemed. The reinvestment may be made without sales charge only in Class A shares of the Fund or any of the other Oppenheimer funds into which shares of the Fund are exchangeable as described in "How to Exchange Shares" below, at the net asset value next computed after the Transfer Agent receives the reinvestment order. The shareholder must ask the Distributor for that privilege at the time of reinvestment.
Any capital gain that was realized when the shares were redeemed is taxable, and reinvestment will not alter any capital gains tax payable on that gain. If there has been a capital loss on the redemption, some or all of the loss may not be tax deductible, depending on the timing and amount of the reinvestment. Under the Internal Revenue Code, if the redemption proceeds of Fund shares on which a sales charge was paid are reinvested in shares of the Fund or another of the Oppenheimer funds within 90 days of payment of the sales charge, the shareholder's basis in the shares of the Fund that were redeemed may not include the amount of the sales charge paid. That would reduce the loss or increase the gain recognized from the redemption. However, in that case the sales charge would be added to the basis of the shares acquired by the reinvestment of the redemption proceeds. The Fund may amend, suspend or cease offering this reinvestment privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation.

Transfers of Shares. Shares are not subject to the payment of a contingent deferred sales charge of either class at the time of transfer to the name of another person or entity (whether the transfer occurs by absolute assignment, gift or bequest, not involving, directly or indirectly, a public sale). The transferred shares will remain subject to the contingent deferred sales charge, calculated as if the transferee shareholder had acquired the transferred shares in the same manner and at the same time as the transferring shareholder. If less than all shares held in an account are transferred, and some but not all shares in the account would be subject to a contingent deferred sales charge if redeemed at the time of transfer, the priorities described in the Prospectus under "How to Buy Shares" for the imposition of the Class B and Class C contingent deferred sales charge will be followed in determining the order in which shares are transferred.

Distributions From Retirement Plans. Requests for distributions from OppenheimerFunds-sponsored IRAs, 403(b)(7) custodial plans, 401(k) plans or pension or profit-sharing plans should be addressed to "Trustee, OppenheimerFunds Retirement Plans," c/o the Transfer Agent at its address listed in "How To Sell Shares" in the Prospectus or on the back cover of this Statement of Additional Information. The request must: (i) state the reason for the distribution; (ii) state the owner's awareness of tax penalties if the distribution is premature; and (iii) conform to the requirements of the plan and the Fund's other redemption requirements. Participants (other than self-employed persons maintaining a plan account in their own name) in OppenheimerFunds-sponsored prototype pension, profit-sharing or 401(k) plans may not directly redeem or exchange shares held for their account under those plans. The employer or plan administrator must sign the request. Distributions from pension and profit sharing plans are subject to special requirements under the Internal Revenue Code and certain documents (available from the Transfer Agent) must be completed before the distribution may be made. Distributions from retirement plans are subject to withholding requirements under the Internal Revenue Code, and IRS Form W-4P (available from the Transfer Agent) must be submitted to the Transfer Agent with the distribution request, or the distribution may be delayed. Unless the shareholder has provided the Transfer Agent with a certified tax identification number, the Internal Revenue Code requires that tax be withheld from any distribution even if the shareholder elects not to have tax withheld. The Fund, the Manager, the Distributor, the Trustee and the Transfer Agent assume no responsibility to determine whether a distribution satisfies the conditions of applicable tax laws and will not be responsible for any tax penalties assessed in connection with a distribution.

Special Arrangements for Repurchase of Shares from Dealers and Brokers. The Distributor is the Fund's agent to repurchase its shares from authorized dealers or brokers. The repurchase price per share will be the net asset value next computed after the Distributor receives the order placed by the dealer or broker, except that if the Distributor receives a repurchase order from a dealer or broker after the close of The New York Stock Exchange on a regular business day, it will be processed at that day's net asset value if the order was received by the dealer or broker from its customer prior to the time the Exchange closes (normally, that is 4:00 P.M., but may be earlier on some days) and the order was transmitted to and received by the Distributor prior to its close of business that day (normally 5:00 P.M.). Ordinarily, for accounts redeemed by a broker-dealer under this procedure, payment will be made within three business days after the shares have been redeemed upon the Distributor's receipt the required redemption documents in proper form, with the signature(s) of the registered owners guaranteed on the redemption document as described in the Prospectus.

Automatic Withdrawal and Exchange Plans. Investors owning shares of the Fund valued at $5,000 or more can authorize the Transfer Agent to redeem shares (minimum $50) automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Withdrawal Plan. Shares will be redeemed three business days prior to the date requested by the shareholder for receipt of the payment. Automatic withdrawals of up to $1,500 per month may be requested by telephone if payments are to be made by check, payable to all shareholders of record, and sent to the address of record for the account (and if the address has not been changed within the prior 30 days). Required minimum distributions from OppenheimerFunds-sponsored retirement plans may not be arranged on this basis. Payments are normally made by check, but shareholders having AccountLink privileges (see "How To Buy Shares") may arrange to have Automatic Withdrawal Plan payments transferred to the bank account designated on the OppenheimerFunds New Account Application or signature-guaranteed instructions. The Fund cannot guarantee receipt of a payment on the date requested and reserves the right to amend, suspend or discontinue offering such plans at any time without prior notice. Because of the sales charge assessed on Class A share purchases, shareholders should not make regular additional Class A share purchases while participating in an Automatic Withdrawal Plan. Class B and Class C shareholders should not establish withdrawal plans because of the imposition of the Class B and Class C contingent deferred sales charge on such withdrawals (except where the Class B and Class C contingent deferred sales charge is waived as described in the Prospectus under "Class B Contingent Deferred Sales Charge" or in "Class C Contingent Deferred Sales Charge").

     By requesting an Automatic Withdrawal or Exchange Plan, the shareholder agrees to the terms and conditions applicable to such plans, as stated below and in the provisions of the OppenheimerFunds Application relating to such Plans, as well as the Prospectus. These provisions may be amended from time to time by the Fund and/or the Distributor. When adopted, such amendments will automatically apply to existing Plans.

     -- Automatic Exchange Plans. Shareholders can authorize the Transfer Agent (on the OppenheimerFunds Application or signature-guaranteed instructions) to exchange a pre-determined amount of shares of the Fund for shares (of the same class) of other Oppenheimer funds automatically on a monthly, quarterly, semi-annual or annual basis under an Automatic Exchange Plan. The minimum amount that may be exchanged to each other fund account is $25. Exchanges made under these plans are subject to the restrictions that apply to exchanges as set forth in "How to Exchange Shares" in the Prospectus below, in this Statement of Additional Information.

     -- Automatic Withdrawal Plans. Fund shares will be redeemed as necessary to meet withdrawal payments. Shares acquired without a sales charge will be redeemed first and thereafter shares acquired with reinvested dividends and capital gains distributions will be redeemed next, followed by shares acquired with a sales charge, to the extent necessary to make withdrawal payments. Depending upon the amount withdrawn, the investor's principal may be depleted. Payments made under withdrawal plans should not be considered as a yield or income on your investment.

     The Transfer Agent will administer the investor's Automatic Withdrawal Plan (the "Plan") as agent for the investor (the "Planholder") who executed the Plan authorization and application submitted to the Transfer Agent. The Transfer Agent and the Fund shall incur no liability to the Planholder for any action taken or omitted by the Transfer Agent in good faith to administer the Plan. Certificates will not be issued for shares of the Fund purchased for and held under the Plan, but the Transfer Agent will credit all such shares to the account of the Planholder on the records of the Fund. Any share certificates held by a Planholder may be surrendered unendorsed to the Transfer Agent with the Plan application so that the shares represented by the certificate may be held under the Plan.

     For accounts subject to Automatic Withdrawal Plans, distributions of capital gains must be reinvested in shares of the Fund, which will be done at net asset value without a sales charge. Dividends on shares held in the account may be paid in cash or reinvested.

     Redemptions of shares needed to make withdrawal payments will be made at the net asset value per share determined on the redemption date. Checks or AccountLink payments of the proceeds of Plan withdrawals will normally be transmitted three business days prior to the date selected for receipt of the payment (receipt of payment on the date selected cannot be guaranteed), according to the choice specified in writing by the Planholder.

     The amount and the interval of disbursement payments and the address to which checks are to be mailed or AccountLink payments are to be sent may be changed at any time by the Planholder by writing to the Transfer Agent. The Planholder should allow at least two weeks' time in mailing such notification for the requested change to be put in effect. The Planholder may, at any time, instruct the Transfer Agent by written notice (in proper form in accordance with the requirements of the then-current Prospectus of the Fund) to redeem all, or any part of, the shares held under the Plan. In that case, the Transfer Agent will redeem the number of shares requested at the net asset value per share in effect in accordance with the Fund's usual redemption procedures and will mail a check for the proceeds to the Planholder.

     The Plan may be terminated at any time by the Planholder by writing to the Transfer Agent. A Plan may also be terminated at any time by the Transfer Agent upon receiving directions to that effect from the Fund. The Transfer Agent will also terminate a Plan upon receipt of evidence satisfactory to it of the death or legal incapacity of the Planholder. Upon termination of a Plan by the Transfer Agent or the Fund, shares that have not been redeemed from the account will be held in uncertificated form in the name of the Planholder, and the account will continue as a dividend-reinvestment, uncertificated account unless and until proper instructions are received from the Planholder or his or her executor or guardian, or other authorized person.

     To use shares held under the Plan as collateral for a debt, the Planholder may request issuance of a portion of the shares in certificated form. Upon written request from the Planholder, the Transfer Agent will determine the number of shares for which a certificate may be issued without causing the withdrawal checks to stop because of exhaustion of uncertificated shares needed to continue payments. However, should such uncertificated shares become exhausted, Plan withdrawals will terminate.

     If the Transfer Agent ceases to act as transfer agent for the Fund, the Planholder will be deemed to have appointed any successor transfer agent to act as agent in administering the Plan.

How To Exchange Shares

     As stated in the Prospectus, shares of a particular class of Oppenheimer funds having more than one class of shares may be exchanged only for shares of the same class of other OppenheimerFunds. Shares of Oppenheimer funds that have a single class without a class designation are deemed "Class A" shares for this purpose. All of the Oppenheimer funds offer Class A, B and C shares except Oppenheimer Money Market Fund, Inc., Centennial Tax Exempt Trust, Centennial Government Trust, Centennial New York Tax Exempt Trust, Centennial California Tax Exempt Trust, Centennial America Fund, L.P. and Daily Cash Accumulation Fund Inc., which only offer Class A shares and Oppenheimer Main Street California Tax Exempt Fund which only offers Class A and Class B shares (Class B and Class C shares of Oppenheimer Cash reserves are generally available only by exchange from the same class of shares of other Oppenheimer funds or through OppenheimerFunds sponsored 401 (k) plans).


     Class A shares of Oppenheimer funds may be exchanged at net asset value for shares of any Money Market Fund. Shares of any Money Market Fund purchased without a sales charge may be exchanged for shares of Oppenheimer funds offered with a sales charge upon payment of the sales charge (or, if applicable, may be used to purchase shares of Oppenheimer funds subject to a contingent deferred sales charge).

     Shares of this Fund acquired by reinvestment of dividends or distributions from any other of the Oppenheimer funds or from any unit investment trust for which reinvestment arrangements have been made with the Distributor may be exchanged at net asset value for shares of any of the Oppenheimer funds.

     No contingent deferred sales charge is imposed on exchanges of shares of either class purchased subject to a contingent deferred sales charge. However, shares of Oppenheimer Money Market Fund, Inc. purchased with the redemption proceeds of shares of other mutual funds (other than funds managed by the Manager or its subsidiaries) redeemed within the 12 months prior to that purchase may subsequently be exchanged for shares of other Oppenheimer funds without being subject to an initial or contingent deferred sales charge, whichever is applicable. To qualify for that privilege, the investor or the investor's dealer must notify the Distributor of eligibility for this privilege at the time the shares of Oppenheimer Money Market Fund, Inc. are purchased, and, if requested, must supply proof of entitlement to this privilege. The Class C contingent deferred sales charge is imposed on Class C shares acquired by exchange if they are redeemed within 12 months of the initial purchase of the exchanged Class C shares.

     When Class B or Class C shares are redeemed to effect an exchange, the priorities described in "How To Buy Shares" in the Prospectus for the imposition of the Class B and Class C contingent deferred sales charge will be followed in determining the order in which the shares are exchanged. Shareholders should take into account the effect of any exchange on the applicability and rate of any contingent deferred sales charge that might be imposed in the subsequent redemption of remaining shares. Shareholders owning shares of more than one class must specify whether they intend to exchange Class A, Class B or Class C shares.

     The Fund reserves the right to reject telephone or written exchange requests submitted in bulk by anyone on behalf of 10 or more accounts. The Fund may accept requests for exchanges of up to 50 accounts per day from representatives of authorized dealers that qualify for this privilege. In connection with any exchange request, the number of shares exchanged may be less than the number requested if the exchange or the number requested would include shares subject to a restriction cited in the Prospectus or this Statement of Additional Information or would include shares covered by a share certificate that is not tendered with the request. In those cases, only the shares available for exchange without restriction will be exchanged.

     When exchanging shares by telephone, a shareholder must either have an existing account in, or obtain acknowledge receipt of a prospectus of, the fund to which the exchange is to be made. For full or partial exchanges of an account made by telephone, any special account features such as Asset Builder Plans, Automatic Withdrawal Plans and retirement plan contributions will be switched to the new account unless the Transfer Agent is instructed otherwise. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), shareholders might not be able to request exchanges by telephone and would have to submit written exchange requests.

     Shares to be exchanged are redeemed on the regular business day the Transfer Agent receives an exchange request in proper form (the "Redemption Date"). Normally, shares of the fund to be acquired are purchased on the Redemption Date, but such purchases may be delayed by either fund up to five business days if it determines that it would be disadvantaged by an immediate transfer of the redemption proceeds. The Fund reserves the right, in its discretion, to refuse any exchange request that may disadvantage it (for example, if the receipt of multiple exchange requests from a dealer might require the disposition of portfolio securities at a time or at a price that might be disadvantageous to the Fund).

     The different Oppenheimer funds available for exchange have different investment objectives, policies and risks, and a shareholder should assure that the Fund selected is appropriate for his or her investment and should be aware of the tax consequences of an exchange. For federal income tax purposes, an exchange transaction is treated as a redemption of shares of one fund and a purchase of shares of another. "Reinvestment Privilege," above, discusses some of the tax consequences of reinvestment of redemption proceeds in such cases. The Fund, the Distributor, and the Transfer Agent are unable to provide investment, tax or legal advice to a shareholder in connection with an exchange request or any other investment transaction.

Dividends, Capital Gains and Taxes

Dividends and Distributions. Dividends will be payable on shares held of record at the time of the previous determination of net asset value, or as otherwise described in "How to Buy Shares." However, daily dividends on newly purchased shares will not be declared or paid until such time as Federal Funds (funds credited to a member bank's account at the Federal Reserve Bank) are available from the purchase payment for such shares. Normally, purchase checks received from investors are converted to Federal Funds on the next business day. If all shares in an account are redeemed, all dividends accrued on shares in the account will be paid together with the redemption proceeds. Dividends will be declared on shares repurchased by a dealer or broker for three business days following the trade date (i.e., to and including the day prior to settlement of the repurchase).

     Dividends, distributions and the proceeds of the redemption of Fund shares represented by checks returned to the Transfer Agent by the Postal Service as undeliverable will be invested in shares of Oppenheimer Money Market Fund, Inc., as promptly as possible after the return of such checks to the Transfer Agent, to enable the investor to earn a return on otherwise idle funds.

     The amount of a class's distributions may vary from time to time depending on market conditions, the composition of the Fund's portfolio, and expenses borne by the Fund or borne separately by a class, as described in "Alternative Sales Arrangements -- Class A, Class B and Class C shares," above. Dividends are calculated in the same manner, at the same time and on the same day for shares of each class. However, dividends on Class B and Class C shares are expected to be lower than dividends on Class A shares as a result of the asset-based sales charges on Class B and Class C shares, and will also differ in amount as a consequence of any difference in net asset value between the classes.

     If prior distributions must be re-characterized at the end of the fiscal year as a result of the effect of the Fund's investment policies, shareholders may have a non-taxable return of capital, which will be identified in notices to shareholders. There is no fixed dividend rate and there can be no assurance as to the payment of any dividends or the realization of any capital gains.

     If the Fund qualifies as a "regulated investment company" under the Internal Revenue Code, it will not be liable for Federal income taxes on amounts paid by it as dividends and distributions. The Fund qualified as a regulated investment company in its last fiscal year and intends to qualify in future years, but reserves the right not to qualify. The Internal Revenue Code contains a number of complex tests to determine whether the Fund will qualify, and the Fund might not meet those tests in a particular year. For example, if the Fund derives 30% or more of its gross income from the sale of securities held less than three months, it may fail to qualify (see "Tax Aspects of Covered Calls and Hedging Instruments," above). If it does not qualify, the Fund will be treated for tax purposes as an ordinary corporation and will receive no tax deduction for payments of dividends and distributions made to shareholders.

     Under the Internal Revenue Code, by December 31 each year the Fund must distribute 98% of its taxable investment income earned from January 1 through December 31 of that year and 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year, or else the Fund must pay an excise tax on the amounts not distributed. While it is presently anticipated that the Fund will meet those requirements, the Fund's Board and the Manager might determine in a particular year that it would be in the best interest of shareholders for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to shareholders.

Dividend Reinvestment in Another Fund. Shareholders of the Fund may elect to reinvest all dividends and/or capital gains distributions in shares of the same class of any of the other Oppenheimer funds listed in "Reduced Sales Charges" above, at net asset value without sales charge. To elect this option, the shareholder must notify the Transfer Agent in writing, and either must have an existing account in the fund selected for reinvestment or must obtain a prospectus for that fund and an application from the Transfer Agent to establish an account. The investment will be made at net asset value per share in effect at the close of business on the payable date of the dividend or distribution. Dividends and/or distributions from certain of the Oppenheimer funds may be invested in shares of this Fund on the same basis.

Additional Information About the Fund

The Custodian. Citibank, N.A. is the Custodian of the Fund's assets. The Custodian's responsibilities include safeguarding and controlling the Fund's portfolio securities, collecting income on the portfolio securities and handling the delivery of such securities to and from the Fund. The Manager has represented to the Fund that its banking relationships between the Manager and the Custodian have been and will continue to be unrelated to and unaffected by the relationship between the Fund and the Custodian. It will be the practice of the Fund to deal with the Custodian in a manner uninfluenced by any banking relationship the Custodian may have with the Manager and its affiliates. The Fund's cash balances with the Custodian in excess of $100,000 are not protected by Federal deposit insurance. Those uninsured balances at times may be substantial.

Independent Auditors. The independent auditors of the Fund audit the Fund's financial statements and perform other related audit services. They also act as auditors for certain other funds advised by the Manager and its affiliates.

                          INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------
                         The Board of Trustees and Shareholders of Oppenheimer U.S. Government Trust:

                         We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer U.S. Government Trust as of June 30, 1995, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                   We conducted our audits in accordance with
                         generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                   In our opinion, the financial statements and
                         financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer U.S. Government Trust as of June 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended, in conformity with generally accepted accounting principles.


                         /s/ KPMG Peat Marwick LLP
                         ---------------------------
                         KPMG PEAT MARWICK LLP

                         Denver, Colorado
                         July 27, 1995

                    STATEMENT OF INVESTMENTS   JUNE 30, 1995


                                                                                                  FACE           MARKET VALUE
                                                                                                  AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------
MORTGAGE-BACKED OBLIGATIONS--108.8%
------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT AGENCY--106.2%
------------------------------------------------------------------------------------------------------------------------------
FHLMC/FNMA/       Federal Home Loan Mortgage Corp.:
SPONSORED--62.0%  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 10%, 6/15/20                                                     $  5,511,000    $  6,203,456
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 14%, 1/1/11                                                           596,715         686,059
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 6.65%, 4/15/21                                                     10,750,000      10,544,996
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 6.80%, 3/15/16                                                     15,000,000      15,083,400
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 8.50%, 10/15/19                                                     2,476,908       2,526,843
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg. Participation
                  Certificates, 9%, 7/15/21                                                         2,815,075       2,887,676
                  Gtd. Multiclass Mtg. Participation Certificates, 11.50%, 6/1/20                   1,966,543       2,250,463
                  Gtd. Multiclass Mtg. Participation Certificates, 13%, 8/1/15                      3,000,000       3,537,188
                  Multiclass Gtd. Mtg. Participation Certificates, Series 1455, 7.50%, 12/15/22     5,000,000       5,068,750
                  -------------------------------------------------------------------------------------------------------------
                  Federal National Mortgage Assn.:  7%, 7/15/25(1)                                 20,000,000      19,681,259
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 10.50%, 11/25/20                                      10,000,000      11,497,800
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 13%, 11/1/12                                             233,504         266,974
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 7%, 12/25/21                                          29,617,000      28,827,704
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 8%, 12/1/22                                            3,361,862       3,440,008
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 8%, 3/25/01                                           11,567,293      11,602,690
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 8.75%, 11/25/05                                        4,000,000       4,280,400
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 8.75%, 12/25/20                                       18,500,000      19,648,665
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg. Investment Conduit
                  Pass-Through Certificates, 9%, 7/1/21                                             1,764,448       1,847,950
                  Gtd. Mtg. Pass-Through Certificates, 12%, 4/1/19                                  2,000,000       2,305,000
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through Certificates, 8%, 7/25/19  18,000,000
18,725,938
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through Certificates,
                  Trust 1992-112, 4%, 12/25/20                                                      3,000,000       2,537,991
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through Certificates,
                  Trust 1993-87, Inverse Floater, 4.933%, 6/25/23 (coupon inversely
                  indexed to 1-month US LIBOR, multiplied by 1.857)(2)                              2,199,998       1,426,905
                  Interest-Only Stripped Mtg.-Backed Security, Trust 222, 8.19-10.03%, 6/25/23(3)  47,590,613
14,701,038
                  Interest-Only Stripped Mtg.-Backed Security, Trust 240, 7.84-8.74%, 9/25/23(3)   32,938,214      10,416,711
                  Principal-Only Stripped Mtg.-Backed Security, Series 1993-253,
                  Zero Coupon, 10.01% 11/25/23(4)                                                   1,000,028         663,535
                                                                                                                 ------------
                                                                                                                  200,659,399


                  6  Oppenheimer U.S. Government Trust


                                                                                                 FACE            MARKET VALUE
                                                                                                 AMOUNT          SEE NOTE 1
------------------------------------------------------------------------------------------------------------------------------
GNMA/GUARANTEED--44.2%          Government National Mortgage Assn.:
                                10%, 6/15/16--8/15/17                                            $  2,823,084    $  3,090,242
                                10.50%, 11/15/16--5/15/21                                          11,078,973      12,300,278
                                11%, 7/20/20                                                          221,995         245,120
                                6.50%, 8/15/25(1)                                                  63,000,000      63,826,875
                                7.50%, 3/15/23                                                     41,194,649      41,511,228
                                8%, 4/15/22--8/15/24                                               21,381,336      21,933,532
                                                                                                                 ------------
                                                                                                                  142,907,275
-----------------------------------------------------------------------------------------------------------------------------
PRIVATE--2.6%
-----------------------------------------------------------------------------------------------------------------------------
MULTI-FAMILY--2.6%              Resolution Trust Corp., Commercial Mtg. Pass-Through Certificates,
                                Series 1991-M5, Cl. A, 9%, 3/25/17                                  5,001,065       5,233,928
                                ---------------------------------------------------------------------------------------------
                                Resolution Trust Corp., Commercial Mtg. Pass-Through Certificates,
                                Series 1995-C1, Cl. D, 6.90%, 2/25/27                               3,600,000       3,328,875
                                                                                                                 ------------
                                                                                                                    8,562,803
                                                                                                                 ------------
                                Total Mortgage-Backed Obligations (Cost $345,269,392)                             352,129,477

-----------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT OBLIGATIONS--16.8%
-----------------------------------------------------------------------------------------------------------------------------
TREASURY--16.8%                 U.S. Treasury Bonds, 7.625%, 11/15/22                              12,000,000
13,402,500
                                ---------------------------------------------------------------------------------------------
                                U.S. Treasury Bonds, 8.125%, 8/15/19                               15,643,000      18,253,426
                                ---------------------------------------------------------------------------------------------
                                U.S. Treasury Bonds, 8.875%, 8/15/17                                3,000,000       3,748,125
                                ---------------------------------------------------------------------------------------------
                                U.S. Treasury Bonds, 11.625%, 11/15/04                              3,500,000       4,813,592
                                ---------------------------------------------------------------------------------------------
                                U.S. Treasury Nts., 8%, 10/15/96                                   13,610,000      13,980,014
                                                                                                                 ------------
                                Total U.S. Government Obligations (Cost $51,984,471)                               54,197,657

-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $397,253,863)                                                        125.6%
406,327,134
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                  (25.6)     (82,701,609)
                                                                                                 ------------    ------------
NET ASSETS                                                                                            100.0%     $323,625,525
                                                                                                 ------------    ------------
                                                                                                 ------------    ------------

     1. When-issued security to be delivered and settled after June 30, 1995.
     2. Represents the current interest rate for a variable rate bond. Variable rate bonds known as "inverse floaters" pay interest at a rate that varies inversely with short-term interest rates. As interest rates rise, inverse floaters produce less current income. Their price may be more volatile than the price of a comparable fixed-rate security. Inverse floaters amount to $1,426,905 or 0.4% of the Fund's net assets, at June 30, 1995.
     3. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed-income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates represent effective yield as of June 30, 1995.
     4. Principal-Only Strips represent the right to receive the monthly principal payments on an underlying pool of mortgage loans. The value of these securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity. Interest rates represent effective yield as of June 30, 1995.

               See accompanying Notes to Financial Statements.


               7  Oppenheimer U.S. Government Trust

               STATEMENT OF ASSETS AND LIABILITIES  JUNE 30, 1995



-----------------------------------------------------------------------------------------------------------------------------
ASSETS            Investments, at value (cost $397,253,863)--see accompanying statement                          $406,327,134
                  -----------------------------------------------------------------------------------------------------------
                  Receivables:
                  Investments sold                                                                                    346,867
                  Interest and principal paydowns                                                                   3,403,235
                  Shares of beneficial interest sold                                                                  178,525
                  -----------------------------------------------------------------------------------------------------------
                  Other                                                                                                26,571
                                                                                                                 ------------
                  Total assets                                                                                    410,282,332
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES       Bank overdraft                                                                                      511,740
                  -----------------------------------------------------------------------------------------------------------
                  Payables and other liabilities:
                  Investments purchased on a when-issued basis                                                     84,306,946
                  Shares of beneficial interest redeemed                                                              985,255
                  Dividends                                                                                           480,932
                  Distribution and service plan fees--Note 4                                                          192,504
                  Transfer and shareholder servicing agent fees--Note 4                                                23,977
                  Trustees' fees                                                                                      120,007
                  Other                                                                                                35,446
                                                                                                                 ------------
                  Total liabilities                                                                                86,656,807

-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                       $323,625,525
                                                                                                                 ------------
                                                                                                                 ------------

-----------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF    Paid-in capital                                                                                $333,516,056
NET ASSETS        -----------------------------------------------------------------------------------------------------------
                  Undistributed net investment income                                                                  87,075
                  -----------------------------------------------------------------------------------------------------------
                  Accumulated net realized loss from investment and written option transactions                   (19,050,877)
                  -----------------------------------------------------------------------------------------------------------
                  Net unrealized appreciation on investments--Note 3                                                9,073,271
                                                                                                                 ------------
                  Net assets                                                                                     $323,625,525
                                                                                                                 ------------
                                                                                                                 ------------

-----------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE   Class A Shares:
PER SHARE         Net asset value and redemption price per share (based on net assets
                  of $312,606,704 and 32,870,814 shares of beneficial interest outstanding)                             $9.51
                  Maximum offering price per share (net asset value plus sales charge
                  of 4.75% of offering price)                                                                           $9.98
                  -----------------------------------------------------------------------------------------------------------
                  Class C Shares:
                  Net asset value, redemption price and offering price per share (based on net assets
                  of $11,018,821 and 1,159,733 shares of beneficial interest outstanding)                               $9.50


                  See accompanying Notes to Financial Statements.


                  8  Oppenheimer U.S. Government Trust

              STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1995


-----------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME        Interest                                                                                 $26,384,907
-----------------------------------------------------------------------------------------------------------------------------
EXPENSES                 Management fees--Note 4                                                                    1,980,189
                         ----------------------------------------------------------------------------------------------------
                         Distribution and service plan fees:
                         Class A--Note 4                                                                              737,801
                         Class C--Note 4                                                                               65,084
                         ----------------------------------------------------------------------------------------------------
                         Transfer and shareholder servicing agent fees--Note 4                                        347,882
                         ----------------------------------------------------------------------------------------------------
                         Shareholder reports                                                                          144,824
                         ----------------------------------------------------------------------------------------------------
                         Legal and auditing fees                                                                       53,814
                         ----------------------------------------------------------------------------------------------------
                         Custodian fees and expenses                                                                   47,249
                         ----------------------------------------------------------------------------------------------------
                         Trustees' fees and expenses                                                                   40,121
                         ----------------------------------------------------------------------------------------------------
                         Registration and filing fees:
                         Class A                                                                                        1,587
                         Class C                                                                                        2,309
                         ----------------------------------------------------------------------------------------------------
                         Other                                                                                         58,846
                                                                                                                  -----------
                         Total expenses                                                                             3,479,706

-----------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                              22,905,201

-----------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED  Net realized gain on:
GAIN ON INVESTMENTS      Investments                                                                                1,903,530
                         Closing and expiration of option contracts written--Note 5                                   276,563
                                                                                                                  -----------
                         Net realized gain                                                                          2,180,093
                         ----------------------------------------------------------------------------------------------------
                         Net change in unrealized appreciation or depreciation on investments                       8,115,444
                                                                                                                  -----------
Net realized and unrealized gain on investments and options written                                                10,295,537

-----------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS
$33,200,738
                                                                                                                  -----------

               See accompanying Notes to Financial Statements.


               9  Oppenheimer U.S. Government Trust

                       STATEMENTS OF CHANGES IN NET ASSETS


                                                                                               YEAR ENDED JUNE 30,
                                                                                               1995                1994
-----------------------------------------------------------------------------------------------------------------------------
OPERATIONS                    Net investment income                                              $ 22,905,201    $ 23,618,222
                              -----------------------------------------------------------------------------------------------
                              Net realized gain (loss) on investments and options written           2,180,093     (11,210,170)
                              -----------------------------------------------------------------------------------------------
                              Net change in unrealized appreciation or depreciation on investments  8,115,444     (15,469,786)
                                                                                                 ------------    ------------
                              Net increase (decrease) in net assets resulting from operations      33,200,738      (3,061,734)
-----------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND DISTRIBUTIONS   Dividends from net investment income:
TO SHAREHOLDERS               Class A ($.676 and $.634 per share, respectively)                   (22,498,787)
(21,966,741)
                              Class C ($.599 and $.329 per share, respectively)                      (416,947)        (76,280)
-----------------------------------------------------------------------------------------------------------------------------
                              Dividends in excess of net investment income:
                              Class A ($.012 per share)                                                    --        (418,629)
                              -----------------------------------------------------------------------------------------------
                              Tax return of capital distribution:
                              Class A ($.034 per share)                                                    --      (1,145,537)

-----------------------------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST           Net decrease in net assets resulting from Class A
TRANSACTIONS                  beneficial interest transactions--Note 2                             (7,455,681)    (44,398,318)
                              -----------------------------------------------------------------------------------------------
                              Net increase in net assets resulting from Class C
                              beneficial interest transactions--Note 2                              6,508,757       4,438,932
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS                    Total increase (decrease)                                             9,338,080     (66,628,307)
                              -----------------------------------------------------------------------------------------------
                              Beginning of period                                                 314,287,445     380,915,752
                                                                                                 ------------    ------------
                              End of period (including undistributed net investment
                              income of $86,547 and $149,269, respectively)                      $323,625,525    $314,287,445
                                                                                                 ------------    ------------
                                                                                                 ------------    ------------


                              See accompanying Notes to Financial Statements.



                              10  Oppenheimer U.S. Government Trust

                              FINANCIAL HIGHLIGHTS



                                          CLASS A
                                          --------------------------------------------------------------------------------------
                                          YEAR ENDED JUNE 30,
                                          1995      1994      1993      1992      1991      1990      1989      1988      1987
--------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period      $9.20     $9.95     $9.73     $9.25     $9.24     $9.54     $9.59     $9.77     $10.17
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                       .68       .67       .68       .69       .83       .90       .91       .90        .84
Net realized and unrealized gain (loss)
on investments and options written          .31      (.74)      .22       .48       .02      (.32)     (.05)     (.18)      (.33)
                                          -----     -----     -----     -----     -----     -----     -----     -----     ------
Total income (loss) from investment
operations                                  .99      (.07)      .90      1.17       .85       .58       .86       .72        .51
--------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions
to shareholders:
Dividends from net investment income       (.68)     (.64)     (.68)     (.69)     (.84)     (.88)     (.91)     (.90)      (.85)
Dividends in excess of net
investment income                           --       (.01)      --        --        --        --        --        --         --
Distributions from net realized gain
on investments and options written          --        --        --        --        --        --        --        --        (.06)
Tax return of capital distribuiton          --       (.03)      --        --        --        --        --        --         --
                                          -----     -----     -----     -----     -----     -----     -----     -----     ------
Total dividends and distributions
to shareholders                            (.68)     (.68)     (.68)     (.69)     (.84)     (.88)     (.91)     (.90)      (.91)
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period            $9.51     $9.20     $9.95     $9.73     $9.25     $9.24     $9.54     $9.59      $9.77
                                          -----     -----     -----     -----     -----     -----     -----     -----     ------
                                          -----     -----     -----     -----     -----     -----     -----     -----     ------

--------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(3)       11.22%    (1.17)%    9.55%    13.05%     9.53%     6.34%
9.51%     7.78%      5.54%

--------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                           $312,607  $310,027  $380,916  $395,863  $342,220  $264,728  $232,593  $203,857
$216,306
--------------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)        $307,306  $355,698  $401,789  $376,532  $299,144  $253,085  $210,060  $197,834
$207,557
--------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at
end of period (in thousands)               32,871    33,685    38,279    40,697    36,987    28,650    24,393    21,252
22,146
--------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                     7.32%     6.61%     6.90%     7.23%      8.93%     9.60%     9.65%     9.36%
8.73%
Expenses                                  1.09%     1.14%     1.17%     1.17%      1.19%     1.16%     1.19%     1.13%
 .99%
--------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(5)               303.5%    139.5%     96.8%    207.8%     133.9%    125.5%     76.9%    141.3%
263.0%

     1. For the period from December 1, 1993 (inception of offering) to June 30, 1994.
     2. For the period from August 16, 1985 to June 30, 1986.
     3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
     4. Annualized.
     5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended June 30, 1995 were $1,035,761,462 and $1,044,224,644, respectively.


     See accompanying Notes to Financial Statements.


     11  Oppenheimer U.S. Government Trust


                                             CLASS A         CLASS C
                                             --------        -------------------
                                                             YEAR ENDED JUNE 30,
                                             1986(2)         1995        1994(1)
-----------------------------------------------------        -------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period           $10.00         $9.19       $9.83
-----------------------------------------------------         ------------------
Income (loss) from investment operations:
Net investment income                              94            61         .33
Net realized and unrealized gain (loss)
on investments and options written                .38           .30        (.64)
                                               ------         -----       -----
Total income (loss) from investment
operations                                       1.32           .91        (.31)
-----------------------------------------------------         ------------------
Dividends and distributions
to shareholders:
Dividends from net investment income             (.93)         (.60)       (.33)
Dividends in excess of net
investment income                                --             --          --
Distributions from net realized gain
on investments and options written               (.22)          --          --
Tax return of capital distribuiton               --             --          --
                                               ------         -----       -----
Total dividends and distributions
to shareholders                                 (1.15)         (.60)       (.33)
------------------------------------------------------        ------------------
Net asset value, end of period                 $10.17         $9.50       $9.19
                                               ------         -----       -----
                                               ------         -----       -----

-----------------------------------------------------         ------------------
TOTAL RETURN, AT NET ASSET VALUE(3)            14.95%         10.31%      (3.12)%

-----------------------------------------------------         ------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                              $160,389        $11,019      $4,261
----------------------------------------------------        --------------------
Average net assets (in thousands)            $98,004         $6,503      $2,173
----------------------------------------------------        --------------------
Number of shares outstanding at
end of period (in thousands)                  15,767          1,160         464
----------------------------------------------------        --------------------
Ratios to average net assets:
Net investment income                           9.77%(4)       6.44%       5.97%(4)
Expenses                                         .56%(4)       1.89%       1.96%(4)
-----------------------------------------------------       --------------------
Portfolio turnover rate(5)                     366.9%         303.5%      139.5%


                            NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. SIGNIFICANT           Oppenheimer U.S. Government Trust (the Fund) is
   ACCOUNTING POLICIES   registered under the Investment Company Act of 1940, as
                         amended, as a diversified, open-end management
                         investment company. The Fund's investment advisor is
                         Oppenheimer Management Corporation (the Manager). The
                         Fund offers both Class A and Class C shares. Class A
                         shares are sold with a front-end sales charge. Class C
                         shares may be subject to a contingent deferred sales
                         charge. Both classes of shares have identical rights to
                         earnings, assets and voting privileges, except that
                         each class has its own distribution and/or service
                         plan, expenses directly attributable to a particular
                         class and exclusive voting rights with respect to
                         matters affecting a single class. The following is a
                         summary of significant accounting policies consistently
                         followed by the Fund.
                         -------------------------------------------------------
                         INVESTMENT VALUATION. Portfolio securities are valued
                         at the close of the New York Stock Exchange on each
                         trading day. Listed and unlisted securities for which
                         such information is regularly reported are valued at
                         the last sale price of the day or, in the absence of
                         sales, at values based on the closing bid or asked
                         price or the last sale price on the prior trading day.
                         Long-term and short-term ``non-money market'' debt
                         securities are valued by a portfolio pricing service
                         approved by the Board of Trustees. Such securities
                         which cannot be valued by the approved portfolio
                         pricing service are valued using dealer-supplied
                         valuations provided the Manager is satisfied that the
                         firm rendering the quotes is reliable and that the
                         quotes reflect current market value, or under
                         consistently applied procedures established by the
                         Board of Trustees to determine fair value in good
                         faith. Short-term "money market type" debt securities
                         having a remaining maturity of 60 days or less are
                         valued at cost (or last determined market value)
                         adjusted for amortization to maturity of any premium or
                         discount. Options are valued based upon the last sale
                         price on the principal exchange on which the option is
                         traded or, in the absence of any transactions that day,
                         the value is based upon the last sale price on the
                         prior trading date if it is within the spread between
                         the closing bid and asked prices. If the last sale
                         price is outside the spread, the closing bid or asked
                         price closest to the last reported sale price is used.
                         -------------------------------------------------------
                         SECURITIES PURCHASED ON A WHEN-ISSUED BASIS. Delivery
                         and payment for securities that have been purchased by
                         the Fund on a forward commitment or when-issued basis
                         can take place a month or more after the transaction
                         date. During this period, such securities do not earn
                         interest, are subject to market fluctuation and may
                         increase or decrease in value prior to their delivery.
                         The Fund maintains, in a segregated account with its
                         custodian, assets with a market value equal to the
                         amount of its purchase commitments. The purchase of
                         securities on a when-issued or forward commitment basis
                         may increase the volatility of the Fund's net asset
                         value to the extent the Fund makes such purchases while
                         remaining substantially fully invested. As of June 30,
                         1995, the Fund had entered into outstanding when-issued
                         or forward commitments of $84,306,946.
                                   In connection with its ability to purchase
                         securities on a when-issued or forward commitment
                         basis, the Fund may enter into mortgage "dollar-rolls"
                         in which the Fund sells securities for delivery in the
                         current month and simultaneously contracts with the
                         same counterparty to repurchase similar (same type,
                         coupon and maturity) but not identical securities on a
                         specified future date. The Fund records each
                         dollar-roll as a sale and a new purchase transaction.
                         -------------------------------------------------------
                         ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES.
                         Income, expenses (other than those attributable to a
                         specific class) and gains and losses are allocated
                         daily to each class of shares based upon the relative
                         proportion of net assets represented by such class.
                         Operating expenses directly attributable to a specific
                         class are charged against the operations of that class.
                         -------------------------------------------------------
                         FEDERAL TAXES. The Fund intends to continue to comply
                         with provisions of the Internal Revenue Code applicable
                         to regulated investment companies and to distribute all
                         of its taxable income, including any net realized gain
                         on investments not offset by loss carryovers, to
                         shareholders. Therefore, no federal income or excise
                         tax provision is required. At June 30, 1995, the Fund
                         had available for federal income tax purposes an unused
                         capital loss carryover of approximately $19,188,000,
                         $137,000 of which will expire in 1997, $3,193,000 in
                         1998, $7,358,000 in 1999, $1,187,000 in 2002 and
                         $7,313,000 in 2003.
                         -------------------------------------------------------
                         TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service.
                         During the year ended June 30, 1995, the Fund's projected benefit obligations were reduced by $12,061, and a payment of $2,026 was made to a retired Trustee, resulting in an accumulated liability of $107,913 at June 30, 1995.


                         12  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING  DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends
   POLICIES (CONTINUED)    intends to declare dividends separately for Class A
                           and Class C shares from net investment income each
                           day the New York Stock Exchange is open for business
                           and pay such dividends monthly. Distributions from
                           net realized gains on investments, if any, will be
                           declared at least once each year.
                           -----------------------------------------------------
                           CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net
                           investment income (loss) and net realized gain (loss)
                           may differ for financial statement and tax purposes
                           primarily because of paydown gains and losses. The
                           character of the distributions made during the year
                           from net investment income or net realized gains may
                           differ from their ultimate characterization for
                           federal income tax purposes. Also, due to timing of
                           dividend distributions, the fiscal year in which
                           amounts are distributed may differ from the year that
                           the income or realized gain (loss) was recorded by
                           the Fund.
                                   During the year ended June 30, 1995, the Fund
                           changed the classification of distributions to
                           shareholders to better disclose the differences
                           between financial statement amounts and distributions
                           determined in accordance with income tax regulations.
                           Accordingly, during the year ended June 30, 1995,
                           amounts have been reclassified to reflect a decrease
                           in accumulated net realized loss on investments of
                           $66,251, a decrease in undistributed net investment
                           income of $51,661, and a decrease in paid-in capital
                           of $14,590.
                           -----------------------------------------------------
                           OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the average life of the respective securities.
                           Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

--------------------------------------------------------------------------------
2. SHARES OF               The Fund has authorized an unlimited number of no par
   BENEFICIAL INTEREST     value shares of beneficial interest of each class.
                           Transactions in shares of beneficial interest were as follows:

                                                  YEAR ENDED JUNE 30, 1995
     YEAR ENDED JUNE 30, 1994(1)

-------------------------------------------------------------------
                                                  SHARES              AMOUNT
     SHARES              AMOUNT

------------------------------------------------------------------------------
--------------
                         Class A:
                         Sold                       7,076,177
$65,369,039     6,237,904        $  60,979,282
                         Dividends reinvested       1,868,269
17,288,287     1,913,674           18,566,281
                         Redeemed                  (9,758,134)
(90,113,007)  (12,746,027)        (123,943,881)
                                                   ----------
-----------   -----------        -------------
                         Net decrease                (813,688)
$(7,455,681)   (4,594,449)       $ (44,398,318)
                                                   ----------
-----------   -----------        -------------
                                                   ----------
-----------   -----------        -------------


------------------------------------------------------------------------------
-----------------
                         Class C:
                         Sold                       1,086,358
$10,120,239       531,550        $   5,070,299
                         Dividends reinvested          35,316
327,690         5,284               49,363
                         Redeemed                    (425,453)
(3,939,172)      (73,322)            (680,730)
                                                   ----------
-----------   -----------        -------------
                         Net increase                 696,221
$6,508,757       463,512        $   4,438,932
                                                   ----------
-----------   -----------        -------------
                                                   ----------
-----------   -----------        -------------

                         1. For the year ended June 30, 1994 for Class A shares and for the period from December 1, 1993 to June 30, 1994 for Class C shares.

-------------------------------------------------------------------------------
3. UNREALIZED GAINS AND At June 30, 1995, net unrealized appreciation on LOSSES ON INVESTMENTS investments of $9,073,271 was composed of gross appreciation of $12,850,496, and gross depreciation of $3,777,225.

--------------------------------------------------------------------------------
4. MANAGEMENT FEES AND   Management fees paid to the Manager were in accordance
   OTHER TRANSACTIONS    with the investment advisory agreement with the Fund
   WITH AFFILIATES       which provides for a fee of .65% of the first $200
                         million of average annual net assets of the Fund, .60%
                         of the next $100 million, .57% of the next $100 million, .55% of the next $400 million and .50% of net assets in excess of $800 million. The Manager voluntarily reduced the management fees to the current levels. Prior to January 3, 1995, management fees were as follows: .75% of the first $200 million of average annual net assets, .70% of the next $200 million, .65% of the next $400 million and .60% of net assets in excess of $800 million. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent state regulatory limit on Fund expenses.

                         13  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
4. MANAGEMENT FEES AND   For the year ended June 30, 1995, commissions (sales
   OTHER TRANSACTIONS    charges paid by investors) on sales of Class A shares
   WITH AFFILIATES       totaled $582,157, of which $169,246 was retained by
  (CONTINUED)            Oppenheimer Funds Distributor, Inc. (OFDI), a
                         subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class
                         B shares totaled $76,562, of which $4,633 was paid to an affiliated broker/dealer. During the period ended
                         June 30, 1995, OFDI received contingent deferred sales charges of $9,578 upon redemption of Class C shares.
                                   Oppenheimer Shareholder Services (OSS), a
                         division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.
                                   Under separate approved plans, each class may
                         expend up to 25% of its net assets annually to reimburse OFDI for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other financial institutions. In addition, Class C shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class C plan, the Board of Trustees may allow the Fund to continue payment of the asset-based sales charge to OFDI for distribution expenses incurred on Class C shares sold prior to termination or discontinuance of the plan. During the year ended June 30, 1995, OFDI paid $53,292 and $2,782 to an affiliated broker/dealer as reimbursement for Class A and Class C personal service and maintenance expenses, respectively, and retained $58,050 as reimbursement for Class C sales commissions and service fee advances, as well as financing costs.

--------------------------------------------------------------------------------
5. OPTION ACTIVITY       The Fund may buy and sell put and call options, or
                         write covered put and call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.
                                   The Fund generally purchases put options or
                         writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Fund receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.
                                   Options are valued daily based upon the last
                         sale price on the principal exchange on which the option is traded and unrealized appreciation or depreciation is recorded. The Fund will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.
                                   The risk in writing a call option is that the
                         Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. The
                         Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

                         Written option activity for the year ended June 30, 1995 was as follows:


                                                                 CALL OPTIONS
                    PUT OPTIONS

-----------------------------      -----------------------------
                                                                 NUMBER
     AMOUNT OF      NUMBER
AMOUNT OF
                                                                 OF OPTIONS
     PREMIUMS       OF OPTIONS
PREMIUMS

------------------------------------------------------------------------------
--------------------------
                         Options outstanding at June 30, 1994     30,000
     $290,625        80,000             $248,438

------------------------------------------------------------------------------
--------------------------
                         Options closed                          (30,000)
     (290,625)      (80,000)            (248,438)
                                                                 -------
     --------       -------             --------
                         Options outstanding at June 30, 1995         --
     $    --             --             $    --
                                                                 -------
     --------       -------             --------
                                                                 -------
     --------       -------             --------

                         14  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
6. ACQUISITION OF        On July 27, 1995, the Fund acquired all of the net
   OPPENHEIMER           assets of Oppenheimer Mortgage Income Fund, pursuant
   MORTGAGE              to an Agreement and Plan of Reorganization approved by
   INCOME FUND           the Oppenheimer Mortgage Income Fund shareholders on
                         July 12, 1995. The Fund issued 8,262,838 and 683,099
                         shares of beneficial interest for Class A and Class B, respectively, valued at $77,918,563 and $6,434,794 in exchange for the net assets, resulting in combined
                         Class A net assets of $385,440,401 and Class B net assets of $6,806,465 on July 27, 1995. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

--------------------------------------------------------------------------------
7. FUTURES CONTRACTS     The Fund may buy and sell interest rate futures
                         contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.
                                   The Fund generally sells futures contracts to
                         hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.
                                   Upon entering into a futures contract, the
                         Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments
                         (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.
                                   Risks of entering into futures contracts (and
                         related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

                                Appendix A

                     Description of Securities Ratings

Description of Standard & Poor's Corporation ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") bond ratings:

Standard & Poor's describes its four highest ratings for corporate debt as follows:

AAA: Debt rated "AAA" has the highest rating assigned by Standard &
     Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated "AA" has a very strong capacity to pay interest and repay principal and differ from the higher rated issues only in a small degree.

A: Debt rated "A" has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated "BBB" is regarded as having an adequate capacity to pay interest and repay principal.

Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody's describes its four highest corporate bond ratings as follows:

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and may be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.


Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

                                Appendix B

                         Industry Classifications


Aerospace/Defense
Air Transportation
Auto Parts Distribution
Automotive
Bank Holding Companies
Banks
Beverages
Broadcasting
Broker-Dealers
Building Materials
Cable Television
Chemicals
Commercial Finance
Computer Hardware
Computer Software
Conglomerates
Consumer Finance
Containers
Convenience Stores
Department Stores
Diversified Financial
Diversified Media
Drug Stores
Drug Wholesalers
Durable Household Goods
Education
Electric Utilities*
Electrical Equipment
Electronics
Energy Services & Producers
Entertainment/Film
Environmental
Food
Gas Utilities*
Gold
Health Care/Drugs
Health Care/Supplies & Services
Homebuilders/Real Estate
Hotel/Gaming
Industrial Services
Insurance
Leasing & Factoring
Leisure
Manufacturing
Metals/Mining
Nondurable Household Goods
Oil - Integrated
Paper
Publishing/Printing
Railroads
Restaurants
Savings & Loans
Shipping
Special Purpose Financial
Specialty Retailing
Steel
Supermarkets
Telecommunications - Technology
Telephone - Utility*
Textile/Apparel
Tobacco
Toys
Trucking


___________________
* For purposes of the Fund's investment policy not to concentrate in securities of issuers in the same industry, utilities are divided into "industries" according to their services (e.g., gas utilities, gas transmission utilities, electric utilities and telephone utilities are each considered a separate industry)

Investment Adviser
     Oppenheimer Management Corporation
     Two World Trade Center
     New York, New York 10048-0203

Distributor
     Oppenheimer Funds Distributor, Inc.
     Two World Trade Center
     New York, New York 10048-0203

Transfer and Shareholder Servicing  Agent
     Oppenheimer Shareholder Services
     P.O. Box 5270
     Denver, Colorado 80217
   1-800-525-7048

Custodian of Portfolio Securities
   Citibank, N.A.
   399 Park Avenue
   New York, New York 10043

Independent Auditors
     KPMG Peat Marwick LLP
     707 Seventeenth Street
     Denver, Colorado 80202

Legal Counsel
   Gordon Altman Butowsky Weitzen Shalov & Wein
   114 West 47th Street
   New York, New York  10036

OPPENHEIMER U.S. GOVERNMENT TRUST

Annual Report June 30, 1995



[PHOTO OF MAN]


"We need
monthly
INCOME,
and we
need to feel
COMFORTABLE
about how
our money
is invested."




[OPPENHEIMER FUNDS LOGO]

YIELD

STANDARDIZED YIELD(3)

For the 30 Days Ended 6/30/95:

Class A

 6.17%

Class C

 5.59%

This Fund is for people who want monthly INCOME and feel SECURE with a fund investing primarily in bonds backed by the U.S. government, its agencies and instrumentalities.

HOW YOUR FUND IS MANAGED

Oppenheimer U.S. Government Trust seeks high current income and safety of principal by investing primarily in a portfolio of fixed income securities issued or guaranteed by the U.S. government, its agencies and instrumentalities.

While an investment in the Fund is neither insured nor guaranteed and its shares fluctuate in value, the fact that most of the securities in the Fund's portfolio are government-backed means investors enjoy superior credit safety and assurance of timely payment to the Fund of principal and interest on those securities.

In addition, the Fund is also designed to provide higher income than more conservative fixed income investments.

PERFORMANCE

Total return at net asset value for the 12 months ended 6/30/95 was 11.22% for Class A shares and 10.31% for Class C shares.(1)

Your Fund's average annual total returns at maximum offering price for Class A shares for the 1- and 5-year periods ended 6/30/95 and since inception of the Class on 8/16/85 were 5.94%, 7.27% and 8.00%, respectively. For Class C shares, average annual total returns for the 1-year period ended 6/30/95 and since inception of the Class on 12/1/93 were 9.31% and 4.22%, respectively.(2)

OUTLOOK

"Our policy now is to remain defensive, but to carefully watch technical factors--such as changing relationships between bond yields and maturities--so we can take advantage of what we believe are the best relative values in the market."

David Rosenberg, Portfolio Manager
June 30, 1995


All figures assume reinvestment of dividends and capital gains distributions. Past performance is not indicative of future results investment and principal value on an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.

1. Based on the change in net asset value per share for the period shown, without deducting any sales charges. Such performance would have been lower if sales charges were taken into account.

2. Class A returns show results of hypothetical investments on 6/30/94, 6/30/90 and 8/16/85 (inception of class), after deducting the current maximum initial sales charge of 4.75%. Class C returns show results of hypothetical investments on 6/30/94 and 12/1/93 (inception of class), with the 1% contingent deferred sales charge deducted for the 1-year result. The Fund's maximum sales charge rate for Class A shares was higher during a portion of some of the periods shown, and actual investment results will be different as a result of the change. An explanation of the different performance calculations is in the Fund's prospectus.

3. Standardized yield is net investment income calculated on a yield-to-maturity basis for the 30-day period ended 6/30/95, divided by the maximum offering price at the end of the period, compounded semiannually and then annualized. Falling net asset values will tend to artificially raise yields.


2    Oppenheimer U.S. Government Trust

[PHOTO OF DONALD W. SPIRO]
Donald W. Spiro
President
Oppenheimer
U.S. Government Trust

[PHOTO OF JON S. FOSSEL]
Jon S. Fossel
Chairman and CEO
Oppenheimer
Management
Corporation

DEAR OPPENHEIMERFUNDS SHAREHOLDER,

In contrast to last year, the first half of 1995 has been exceptionally good for the bond market. Almost all types of bonds have participated in the upswing and, in many cases, have more than made up for last year's declines in the first half alone--rewarding investors who were patient through the market's short-term
difficulties.   The strength of the current market adds to evidence showing, once again, that profitable investing calls for a long-term perspective.

     The single most important factor behind the bond rally was a change in the Federal Reserve's monetary policy. Between February 1994 and February 1995, the Fed raised rates aggressively to preempt possible rising inflation by slowing the economy to a more moderate growth rate--thus prolonging the current cycle of economic growth. As evidence began to mount that indicated the economy was indeed slowing, the Fed stopped raising rates. Indications now are that the desired slowdown, or "soft landing" you may have read about, has been achieved. This has allowed rates to decline considerably, which in turn pushed bond prices up dramatically.

     While a near perfect landing is unlikely, our expectation going forward is that with the current fundamentals in place, we will continue to experience moderate, sustainable growth with relatively low inflation.

     We believe the Fed will not feel pressure to tighten monetary policy in the near term. Still, until the full extent of the economic slowdown is known, some questions remain. Signs of economic pickup later this year could motivate the Fed to raise rates again to combat potential inflation. The more likely scenario, however, is that the Fed might actually lower rates during the second half if the economy slows too much.

     In light of the uncertainties in the market, your Fund's managers remain cautious with an eye toward opportunity, so we're positioning investments somewhat defensively at this time. The bond markets have performed very well and we don't want to give back the gains the Fund has made. Thus, your Fund's managers continue to focus on the income potential of bonds, because this area has contributed most significantly and predictably to performance over time.

     Oppenheimer Management's fixed income investment team will continue to monitor the economy and market conditions going forward to keep ahead of significant events. We believe a conservative stance and an income orientation in addition to this year's strong capital appreciation justify a positive outlook for fixed income investments across the board.

     Your portfolio manager discusses the outlook for your Fund on the following pages. Thank you for your confidence in OppenheimerFunds, and we look forward to helping you continue to reach your investment goals in the future.



/s/ Donald W. Spiro                          /s/ Jon S. Fossel

Donald W. Spiro                              Jon S. Fossel


July 24, 1995

3    Oppenheimer U.S. Government Trust

Q + A


[PHOTO OF MAN]


[PHOTO OF MAN]


Q  What contributed to the Fund's superior PERFORMANCE?

An interview with your Fund's manager.

THE BOND MARKET HAS REBOUNDED STRONGLY IN THE FIRST HALF OF 1995
FOLLOWING A
DIFFICULT PERIOD LAST YEAR.  WHAT IMPACT HAS THIS HAD ON YOUR
MANAGEMENT OF
U.S. GOVERNMENT TRUST?

Over the period, the Fund met its objectives of providing attractive income with relatively low risk extremely well. And while we're very happy to report that the Fund is up 11% for the period, as a defensive investment, it was just as important to us to continue meeting our goals of providing competitive income with relatively low price volatility as it was to try to take advantage of the full extent of the rally.


[PHOTO OF TWO MEN]


LONGER-TERM, THE FUND IS RATED ABOVE MOST OF ITS PEERS.  WHAT HAS
CONTRIBUTED TO
U.S. GOVERNMENT TRUST'S SUPERIOR PERFORMANCE?

Our government funds are designed to offer good downside protection and attractive income on the upside. And over the long run, we've been very successful. During last year's difficult market, for example, we lost only 1%. Compared to competitive funds, our consistent, conservative approach has placed us in the top half of government funds measured by Lipper Analytical Services for the 3-, 5- and 10-year periods ended June 30, 1995.(1)

YOUR AVERAGE DURATION, OR SENSITIVITY TO INTEREST RATE CHANGES, IS
RELATIVELY
LOW.  WHY?

Shareholders typically invest in government funds like this one because they're looking for a defensive investment. We feel that we can meet expectations for income and stability without taking on additional interest rate risk or stretching for the highest yields. Although investments with high duration appreciated the most during the bond market's recent rally, they are


(1) Source: Lipper Analytical Services. The Lipper total return average for the 3-, 5- and 10-year periods were for 96, 79 and 23 general U.S. government funds. The average is shown for comparative purposes only Oppenheimer U.S. Government Trust is characterized by Lipper as a general U.S. government fund. Lipper performance does not take sales charges into consideration.

4    Oppenheimer U.S. Government Trust

FACING PAGE
Top left: David Rosenberg
Portfolio Manager

Top right: Art Steinmetz, Senior
VP Fixed Income Investments
Portfolio Management Team

Bottom left: Len Darling, Executive
VP Director of Fixed Income Invest-
ments, consults with Jon Fossel

THIS PAGE:
Right: David Rosenberg with
Gina Palmeri, Mortgage Analyst

Below:  Eva Zeff, Assistant VP
Fixed Income Investments
Portfolio Management Team


A  Our CONSISTENT conservative approach.


also more exposed to risk should interest rates reverse.

WHAT CHANGES HAVE YOU MADE TO THE PORTFOLIO?

We've added a position in adjustable rate mortgages to the portfolio, believing that they offer prospects for increasing short-term yields with low risk.

     In addition, we're employing a barbell strategy with Treasuries--we're holding a combination of very short and very long Treasuries to get intermediate exposure on average, but also to take advantage of the flattening of the yield curve.

     Finally, we've reduced our fixed-rate mortgage-backed securities and, with a level of uncertainty in interest rates, we feel that prepayment risk in this market has increased.(1)


[PHOTO OF WOMAN]


WHAT IS YOUR OUTLOOK FOR THE GOVERNMENT BOND MARKET AND HOW WILL
YOU POSITION
THE FUND IN LIGHT OF YOUR VIEWS?

We believe the market is currently priced as though the Fed will lower rates in the near future. We feel that with the rally having come as far as it has, it's now prudent to be conservative. Any increase in business activity could push inflation higher, so we don't want to be overextended.

     Our policy now is to remain defensive, but to carefully watch technical factors--such as changing relationships between bond yields and maturities--so we can take advantage of what we believe are the best relative values in the market.


[PHOTO OF MAN]


(1) The Fund's portfolio is subject to change.

5    Oppenheimer U.S. Government Trust

                    STATEMENT OF INVESTMENTS   JUNE 30, 1995



                  FACE           MARKET VALUE

                  AMOUNT         SEE NOTE 1
------------------------------------------------------------------------------
----------------------------------------
--------
MORTGAGE-BACKED OBLIGATIONS--108.8%
------------------------------------------------------------------------------
----------------------------------------
--------
GOVERNMENT AGENCY--106.2%
------------------------------------------------------------------------------
----------------------------------------
--------
FHLMC/FNMA/       Federal Home Loan Mortgage Corp.:
SPONSORED--62.0%  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 10%, 6/15/20
                 $  5,511,000    $  6,203,456
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 14%, 1/1/11
                      596,715         686,059
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 6.65%, 4/15/21
                   10,750,000      10,544,996
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 6.80%, 3/15/16
                   15,000,000      15,083,400
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 8.50%, 10/15/19
                    2,476,908       2,526,843
                  Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
Participation
                  Certificates, 9%, 7/15/21
                    2,815,075       2,887,676
                  Gtd. Multiclass Mtg. Participation Certificates, 11.50%, 6/1/20
                 1,966,543
   2,250,463
                  Gtd. Multiclass Mtg. Participation Certificates, 13%, 8/1/15
                    3,000,000
 3,537,188
                  Multiclass Gtd. Mtg. Participation Certificates, Series 1455,
7.50%, 12/15/22
5,000,000       5,068,750

------------------------------------------------------------------------------
-------------------------------
                  Federal National Mortgage Assn.:  7%, 7/15/25(1)
                   20,000,000
19,681,259
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 10.50%, 11/25/20
                   10,000,000
11,497,800
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 13%, 11/1/12
                      233,504
266,974
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 7%, 12/25/21
                   29,617,000
28,827,704
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 8%, 12/1/22
                    3,361,862
3,440,008
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 8%, 3/25/01
                   11,567,293
11,602,690
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 8.75%, 11/25/05
                    4,000,000
4,280,400
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 8.75%, 12/25/20
                   18,500,000
19,648,665
                  Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
Investment Conduit
                  Pass-Through Certificates, 9%, 7/1/21
                    1,764,448
1,847,950
                  Gtd. Mtg. Pass-Through Certificates, 12%, 4/1/19
                    2,000,000
2,305,000
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through
Certificates, 8%, 7/25/19
18,000,000      18,725,938
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through
Certificates,
                  Trust 1992-112, 4%, 12/25/20
                    3,000,000       2,537,991
                  Gtd. Real Estate Mtg. Investment Conduit Pass-Through
Certificates,
                  Trust 1993-87, Inverse Floater, 4.933%, 6/25/23 (coupon
inversely
                  indexed to 1-month US LIBOR, multiplied by 1.857)(2)
                    2,199,998
   1,426,905
                  Interest-Only Stripped Mtg.-Backed Security, Trust 222,
8.19-10.03%, 6/25/23(3)
47,590,613      14,701,038
                  Interest-Only Stripped Mtg.-Backed Security, Trust 240,
7.84-8.74%, 9/25/23(3)
32,938,214      10,416,711
                  Principal-Only Stripped Mtg.-Backed Security, Series 1993-253,
                  Zero Coupon, 10.01% 11/25/23(4)
                    1,000,028
663,535

                                 ------------

                                  200,659,399


                  6  Oppenheimer U.S. Government Trust



                 FACE            MARKET VALUE

                 AMOUNT          SEE NOTE 1
------------------------------------------------------------------------------
----------------------------------------
--------
GNMA/GUARANTEED--44.2%          Government National Mortgage Assn.:
                                10%, 6/15/16--8/15/17
                 $  2,823,084    $  3,090,242
                                10.50%, 11/15/16--5/15/21
                   11,078,973      12,300,278
                                11%, 7/20/20
                      221,995         245,120
                                6.50%, 8/15/25(1)
                   63,000,000      63,826,875
                                7.50%, 3/15/23
                   41,194,649      41,511,228
                                8%, 4/15/22--8/15/24
                   21,381,336      21,933,532

                                 ------------

                                  142,907,275
------------------------------------------------------------------------------
----------------------------------------
-------
PRIVATE--2.6%
------------------------------------------------------------------------------
----------------------------------------
-------
MULTI-FAMILY--2.6%              Resolution Trust Corp., Commercial Mtg.
Pass-Through
Certificates,
                                Series 1991-M5, Cl. A, 9%, 3/25/17
                    5,001,065
5,233,928

------------------------------------------------------------------------------
---------------
                                Resolution Trust Corp., Commercial Mtg.
Pass-Through Certificates,
                                Series 1995-C1, Cl. D, 6.90%, 2/25/27
                    3,600,000
3,328,875

                                 ------------

                                    8,562,803

                                 ------------
                                Total Mortgage-Backed Obligations (Cost
$345,269,392)
352,129,477

------------------------------------------------------------------------------
----------------------------------------
-------
U.S. GOVERNMENT OBLIGATIONS--16.8%
------------------------------------------------------------------------------
----------------------------------------
-------
TREASURY--16.8%                 U.S. Treasury Bonds, 7.625%, 11/15/22

12,000,000      13,402,500

------------------------------------------------------------------------------
---------------
                                U.S. Treasury Bonds, 8.125%, 8/15/19
                   15,643,000
18,253,426

------------------------------------------------------------------------------
---------------
                                U.S. Treasury Bonds, 8.875%, 8/15/17
                    3,000,000
3,748,125

------------------------------------------------------------------------------
---------------
                                U.S. Treasury Bonds, 11.625%, 11/15/04
                    3,500,000
4,813,592

------------------------------------------------------------------------------
---------------
                                U.S. Treasury Nts., 8%, 10/15/96
                   13,610,000
13,980,014

                                 ------------
                                Total U.S. Government Obligations (Cost
$51,984,471)
54,197,657

------------------------------------------------------------------------------
----------------------------------------
-------
TOTAL INVESTMENTS, AT VALUE (COST $397,253,863)

125.6%     406,327,134
------------------------------------------------------------------------------
----------------------------------------
-------
LIABILITIES IN EXCESS OF OTHER ASSETS
                       (25.6)
   (82,701,609)

                 ------------    ------------
NET ASSETS
                      100.0%     $323,625,525

                 ------------    ------------

                 ------------    ------------

     1. When-issued security to be delivered and settled after June 30, 1995.
     2. Represents the current interest rate for a variable rate bond. Variable rate bonds known as "inverse floaters" pay interest at a rate that varies inversely with short-term interest rates. As interest rates rise, inverse floaters produce less current income. Their price may be more volatile than the price of a comparable fixed-rate security. Inverse floaters amount to $1,426,905 or 0.4% of the Fund's net assets, at June 30, 1995.
     3. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed-income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates represent effective yield as of June 30, 1995.
     4. Principal-Only Strips represent the right to receive the monthly principal payments on an underlying pool of mortgage loans. The value of these securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity. Interest rates represent effective yield as of June 30, 1995.

               See accompanying Notes to Financial Statements.


               7  Oppenheimer U.S. Government Trust

               STATEMENT OF ASSETS AND LIABILITIES  JUNE 30, 1995



------------------------------------------------------------------------------
----------------------------------------
-------
ASSETS            Investments, at value (cost $397,253,863)--see accompanying statement
          $406,327,134

------------------------------------------------------------------------------
-----------------------------
                  Receivables:
                  Investments sold
                                      346,867
                  Interest and principal paydowns
                                    3,403,235
                  Shares of beneficial interest sold
                                      178,525

------------------------------------------------------------------------------
-----------------------------
                  Other
                                       26,571

                                 ------------
                  Total assets
                                  410,282,332
------------------------------------------------------------------------------
----------------------------------------
-------
LIABILITIES       Bank overdraft
                                      511,740

------------------------------------------------------------------------------
-----------------------------
                  Payables and other liabilities:
                  Investments purchased on a when-issued basis

84,306,946
                  Shares of beneficial interest redeemed
                                      985,255
                  Dividends
                                      480,932
                  Distribution and service plan fees--Note 4
                                      192,504
                  Transfer and shareholder servicing agent fees--Note 4

23,977
                  Trustees' fees
                                      120,007
                  Other
                                       35,446

                                 ------------
                  Total liabilities
                                   86,656,807

------------------------------------------------------------------------------
----------------------------------------
-------
NET ASSETS
                                 $323,625,525

                                 ------------

                                 ------------

------------------------------------------------------------------------------
----------------------------------------
-------
COMPOSITION OF    Paid-in capital

$333,516,056
NET ASSETS
------------------------------------------------------------------------------
-----------------------------
                  Undistributed net investment income
                                       87,075

------------------------------------------------------------------------------
-----------------------------
                  Accumulated net realized loss from investment and written
option transactions
     (19,050,877)

------------------------------------------------------------------------------
-----------------------------
                  Net unrealized appreciation on investments--Note 3

9,073,271

                                 ------------
                  Net assets
                                 $323,625,525

                                 ------------

                                 ------------

------------------------------------------------------------------------------
----------------------------------------
-------
NET ASSET VALUE   Class A Shares:
PER SHARE         Net asset value and redemption price per share (based on net assets
                  of $312,606,704 and 32,870,814 shares of beneficial interest outstanding)
       $9.51
                  Maximum offering price per share (net asset value plus sales charge
                  of 4.75% of offering price)
                                        $9.98

------------------------------------------------------------------------------
-----------------------------
                  Class C Shares:
                  Net asset value, redemption price and offering price per share
(based on net assets
                  of $11,018,821 and 1,159,733 shares of beneficial interest outstanding)
     $9.50


                  See accompanying Notes to Financial Statements.


                  8  Oppenheimer U.S. Government Trust

              STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1995


------------------------------------------------------------------------------
----------------------------------------
-------
INVESTMENT INCOME        Interest

$26,384,907
------------------------------------------------------------------------------
----------------------------------------
-------
EXPENSES                 Management fees--Note 4

1,980,189

------------------------------------------------------------------------------
----------------------
                         Distribution and service plan fees:
                         Class A--Note 4
                                      737,801
                         Class C--Note 4
                                       65,084

------------------------------------------------------------------------------
----------------------
                         Transfer and shareholder servicing agent fees--Note 4

347,882

------------------------------------------------------------------------------
----------------------
                         Shareholder reports
                                      144,824

------------------------------------------------------------------------------
----------------------
                         Legal and auditing fees
                                       53,814

------------------------------------------------------------------------------
----------------------
                         Custodian fees and expenses
                                       47,249

------------------------------------------------------------------------------
----------------------
                         Trustees' fees and expenses
                                       40,121

------------------------------------------------------------------------------
----------------------
                         Registration and filing fees:
                         Class A
                                        1,587
                         Class C
                                        2,309

------------------------------------------------------------------------------
----------------------
                         Other
                                       58,846

                                  -----------
                         Total expenses
                                    3,479,706

------------------------------------------------------------------------------
----------------------------------------
-------
NET INVESTMENT INCOME

22,905,201

------------------------------------------------------------------------------
----------------------------------------
-------
REALIZED AND UNREALIZED  Net realized gain on:
GAIN ON INVESTMENTS      Investments

1,903,530
                         Closing and expiration of option contracts written--Note
5
276,563

                                  -----------
                         Net realized gain
                                    2,180,093

------------------------------------------------------------------------------
----------------------
                         Net change in unrealized appreciation or depreciation
on investments
 8,115,444

                                  -----------
Net realized and unrealized gain on investments and options written

10,295,537

------------------------------------------------------------------------------
----------------------------------------
-------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS

                        $33,200,738

                                  -----------

               See accompanying Notes to Financial Statements.


               9  Oppenheimer U.S. Government Trust

                       STATEMENTS OF CHANGES IN NET ASSETS



               YEAR ENDED JUNE 30,

               1995                1994
------------------------------------------------------------------------------
----------------------------------------
-------
OPERATIONS                    Net investment income
                 $ 22,905,201    $
23,618,222

------------------------------------------------------------------------------
-----------------
                              Net realized gain (loss) on investments and options
written           2,180,093
(11,210,170)

------------------------------------------------------------------------------
-----------------
                              Net change in unrealized appreciation or
depreciation on investments  8,115,444
   (15,469,786)

                 ------------    ------------
                              Net increase (decrease) in net assets resulting
from operations      33,200,738
 (3,061,734)
------------------------------------------------------------------------------
----------------------------------------
-------
DIVIDENDS AND DISTRIBUTIONS   Dividends from net investment income:
TO SHAREHOLDERS               Class A ($.676 and $.634 per share, respectively)

(22,498,787)    (21,966,741)
                              Class C ($.599 and $.329 per share, respectively)
                    (416,947)
(76,280)
------------------------------------------------------------------------------
----------------------------------------
-------
                              Dividends in excess of net investment income:
                              Class A ($.012 per share)
                           --        (418,629)

------------------------------------------------------------------------------
-----------------
                              Tax return of capital distribution:
                              Class A ($.034 per share)
                           --      (1,145,537)

------------------------------------------------------------------------------
----------------------------------------
-------
BENEFICIAL INTEREST           Net decrease in net assets resulting from Class A
TRANSACTIONS                  beneficial interest transactions--Note 2
                   (7,455,681)
  (44,398,318)

------------------------------------------------------------------------------
-----------------
                              Net increase in net assets resulting from Class C
                              beneficial interest transactions--Note 2
                    6,508,757       4,438,932
------------------------------------------------------------------------------
----------------------------------------
-------
NET ASSETS                    Total increase (decrease)
                    9,338,080
(66,628,307)

------------------------------------------------------------------------------
-----------------
                              Beginning of period
                  314,287,445     380,915,752

                 ------------    ------------
                              End of period (including undistributed net
investment
                              income of $86,547 and $149,269, respectively)
                 $323,625,525
$314,287,445

                 ------------    ------------

                 ------------    ------------


                              See accompanying Notes to Financial Statements.



                              10  Oppenheimer U.S. Government Trust

                              FINANCIAL HIGHLIGHTS



                                          CLASS A

------------------------------------------------------------------------------
--------
                                          YEAR ENDED JUNE 30,

                                          1995      1994      1993      1992
  1991      1990      1989      1988      1987
------------------------------------------------------------------------------
----------------------------------------
----------
PER SHARE OPERATING DATA:
Net asset value, beginning of period      $9.20     $9.95     $9.73     $9.25
  $9.24     $9.54     $9.59
   $9.77     $10.17
------------------------------------------------------------------------------
----------------------------------------
----------
Income (loss) from investment operations:
Net investment income                       .68       .67       .68       .69
    .83       .90       .91       .90
 .84
Net realized and unrealized gain (loss)
on investments and options written          .31      (.74)      .22       .48
    .02      (.32)     (.05)     (.18)
    (.33)
                                          -----     -----     -----     -----
  -----     -----     -----     -----     ------
Total income (loss) from investment
operations                                  .99      (.07)      .90      1.17
    .85       .58       .86       .72        .51
------------------------------------------------------------------------------
----------------------------------------
----------
Dividends and distributions
to shareholders:
Dividends from net investment income       (.68)     (.64)     (.68)     (.69)
   (.84)     (.88)     (.91)
(.90)      (.85)
Dividends in excess of net
investment income                           --       (.01)      --        --
    --        --        --        --         --
Distributions from net realized gain
on investments and options written          --        --        --        --
    --        --        --        --        (.06)
Tax return of capital distribuiton          --       (.03)      --        --
    --        --        --        --         --
                                          -----     -----     -----     -----
  -----     -----     -----     -----     ------
Total dividends and distributions
to shareholders                            (.68)     (.68)     (.68)     (.69)
   (.84)     (.88)     (.91)     (.90)      (.91)
------------------------------------------------------------------------------
----------------------------------------
----------
Net asset value, end of period            $9.51     $9.20     $9.95     $9.73
  $9.25     $9.24     $9.54
$9.59      $9.77
                                          -----     -----     -----     -----
  -----     -----     -----     -----     ------
                                          -----     -----     -----     -----
  -----     -----     -----     -----     ------

------------------------------------------------------------------------------
----------------------------------------
----------
TOTAL RETURN, AT NET ASSET VALUE(3)       11.22%    (1.17)%    9.55%    13.05%
   9.53%
   6.34%     9.51%     7.78%      5.54%

------------------------------------------------------------------------------
----------------------------------------
----------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                           $312,607  $310,027  $380,916  $395,863
$342,220  $264,728
$232,593  $203,857 $216,306
------------------------------------------------------------------------------
----------------------------------------
----------
Average net assets (in thousands)        $307,306  $355,698  $401,789  $376,532
$299,144  $253,085
$210,060  $197,834 $207,557
------------------------------------------------------------------------------
----------------------------------------
----------
Number of shares outstanding at
end of period (in thousands)               32,871    33,685    38,279    40,697
  36,987    28,650    24,393
  21,252   22,146
------------------------------------------------------------------------------
----------------------------------------
----------
Ratios to average net assets:
Net investment income                     7.32%     6.61%     6.90%     7.23%
   8.93%     9.60%     9.65%
   9.36%      8.73%
Expenses                                  1.09%     1.14%     1.17%     1.17%
   1.19%     1.16%     1.19%
1.13%       .99%
------------------------------------------------------------------------------
----------------------------------------
----------
Portfolio turnover rate(5)               303.5%    139.5%     96.8%    207.8%
  133.9%    125.5%
76.9%    141.3%     263.0%

     1. For the period from December 1, 1993 (inception of offering) to June 30, 1994.
     2. For the period from August 16, 1985 to June 30, 1986.
     3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
     4. Annualized.
     5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended June 30, 1995 were $1,035,761,462 and $1,044,224,644, respectively.


     See accompanying Notes to Financial Statements.


     11  Oppenheimer U.S. Government Trust


                                             CLASS A         CLASS C
                                             --------        -------------------
                                                             YEAR ENDED JUNE 30,
                                             1986(2)         1995        1994(1)
-----------------------------------------------------        -------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period           $10.00         $9.19       $9.83
-----------------------------------------------------         ------------------
Income (loss) from investment operations:
Net investment income                              94            61         .33
Net realized and unrealized gain (loss)
on investments and options written                .38           .30        (.64)
                                               ------         -----       -----
Total income (loss) from investment
operations                                       1.32           .91        (.31)
-----------------------------------------------------         ------------------
Dividends and distributions
to shareholders:
Dividends from net investment income             (.93)         (.60)       (.33)
Dividends in excess of net
investment income                                --             --          --
Distributions from net realized gain
on investments and options written               (.22)          --          --
Tax return of capital distribuiton               --             --          --
                                               ------         -----       -----
Total dividends and distributions
to shareholders                                 (1.15)         (.60)       (.33)
------------------------------------------------------        ------------------
Net asset value, end of period                 $10.17         $9.50       $9.19
                                               ------         -----       -----
                                               ------         -----       -----

-----------------------------------------------------         ------------------
TOTAL RETURN, AT NET ASSET VALUE(3)            14.95%         10.31%      (3.12)%

-----------------------------------------------------         ------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                              $160,389        $11,019      $4,261
----------------------------------------------------        --------------------
Average net assets (in thousands)            $98,004         $6,503      $2,173
----------------------------------------------------        --------------------
Number of shares outstanding at
end of period (in thousands)                  15,767          1,160         464
----------------------------------------------------        --------------------
Ratios to average net assets:
Net investment income                           9.77%(4)       6.44%
5.97%(4)
Expenses                                         .56%(4)       1.89%
1.96%(4)
-----------------------------------------------------       --------------------
Portfolio turnover rate(5)                     366.9%         303.5%      139.5%


                            NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. SIGNIFICANT           Oppenheimer U.S. Government Trust (the Fund) is
   ACCOUNTING POLICIES   registered under the Investment Company Act of 1940, as
                         amended, as a diversified, open-end management
                         investment company. The Fund's investment advisor is
                         Oppenheimer Management Corporation (the Manager). The
                         Fund offers both Class A and Class C shares. Class A
                         shares are sold with a front-end sales charge. Class C
                         shares may be subject to a contingent deferred sales
                         charge. Both classes of shares have identical rights to
                         earnings, assets and voting privileges, except that
                         each class has its own distribution and/or service
                         plan, expenses directly attributable to a particular
                         class and exclusive voting rights with respect to
                         matters affecting a single class. The following is a
                         summary of significant accounting policies consistently
                         followed by the Fund.
                         -------------------------------------------------------
                         INVESTMENT VALUATION. Portfolio securities are valued
                         at the close of the New York Stock Exchange on each
                         trading day. Listed and unlisted securities for which
                         such information is regularly reported are valued at
                         the last sale price of the day or, in the absence of
                         sales, at values based on the closing bid or asked
                         price or the last sale price on the prior trading day.
                         Long-term and short-term ``non-money market'' debt
                         securities are valued by a portfolio pricing service
                         approved by the Board of Trustees. Such securities
                         which cannot be valued by the approved portfolio
                         pricing service are valued using dealer-supplied
                         valuations provided the Manager is satisfied that the
                         firm rendering the quotes is reliable and that the
                         quotes reflect current market value, or under
                         consistently applied procedures established by the
                         Board of Trustees to determine fair value in good
                         faith. Short-term "money market type" debt securities
                         having a remaining maturity of 60 days or less are
                         valued at cost (or last determined market value)
                         adjusted for amortization to maturity of any premium or
                         discount. Options are valued based upon the last sale
                         price on the principal exchange on which the option is
                         traded or, in the absence of any transactions that day,
                         the value is based upon the last sale price on the
                         prior trading date if it is within the spread between
                         the closing bid and asked prices. If the last sale
                         price is outside the spread, the closing bid or asked
                         price closest to the last reported sale price is used.
                         -------------------------------------------------------
                         SECURITIES PURCHASED ON A WHEN-ISSUED BASIS. Delivery
                         and payment for securities that have been purchased by
                         the Fund on a forward commitment or when-issued basis
                         can take place a month or more after the transaction
                         date. During this period, such securities do not earn
                         interest, are subject to market fluctuation and may
                         increase or decrease in value prior to their delivery.
                         The Fund maintains, in a segregated account with its
                         custodian, assets with a market value equal to the
                         amount of its purchase commitments. The purchase of
                         securities on a when-issued or forward commitment basis
                         may increase the volatility of the Fund's net asset
                         value to the extent the Fund makes such purchases while
                         remaining substantially fully invested. As of June 30,
                         1995, the Fund had entered into outstanding when-issued
                         or forward commitments of $84,306,946.
                                   In connection with its ability to purchase
                         securities on a when-issued or forward commitment
                         basis, the Fund may enter into mortgage "dollar-rolls"
                         in which the Fund sells securities for delivery in the
                         current month and simultaneously contracts with the
                         same counterparty to repurchase similar (same type,
                         coupon and maturity) but not identical securities on a
                         specified future date. The Fund records each
                         dollar-roll as a sale and a new purchase transaction.
                         -------------------------------------------------------
                         ALLOCATION OF INCOME, EXPENSES AND GAINS AND LOSSES.
                         Income, expenses (other than those attributable to a
                         specific class) and gains and losses are allocated
                         daily to each class of shares based upon the relative
                         proportion of net assets represented by such class.
                         Operating expenses directly attributable to a specific
                         class are charged against the operations of that class.
                         -------------------------------------------------------
                         FEDERAL TAXES. The Fund intends to continue to comply
                         with provisions of the Internal Revenue Code applicable
                         to regulated investment companies and to distribute all
                         of its taxable income, including any net realized gain
                         on investments not offset by loss carryovers, to
                         shareholders. Therefore, no federal income or excise
                         tax provision is required. At June 30, 1995, the Fund
                         had available for federal income tax purposes an unused
                         capital loss carryover of approximately $19,188,000,
                         $137,000 of which will expire in 1997, $3,193,000 in
                         1998, $7,358,000 in 1999, $1,187,000 in 2002 and
                         $7,313,000 in 2003.
                         -------------------------------------------------------
                         TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service.
                         During the year ended June 30, 1995, the Fund's projected benefit obligations were reduced by $12,061, and a payment of $2,026 was made to a retired Trustee, resulting in an accumulated liability of $107,913 at June 30, 1995.


                         12  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
1. SIGNIFICANT ACCOUNTING  DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends
   POLICIES (CONTINUED)    intends to declare dividends separately for Class A
                           and Class C shares from net investment income each
                           day the New York Stock Exchange is open for business
                           and pay such dividends monthly. Distributions from
                           net realized gains on investments, if any, will be
                           declared at least once each year.
                           -----------------------------------------------------
                           CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net
                           investment income (loss) and net realized gain (loss)
                           may differ for financial statement and tax purposes
                           primarily because of paydown gains and losses. The
                           character of the distributions made during the year
                           from net investment income or net realized gains may
                           differ from their ultimate characterization for
                           federal income tax purposes. Also, due to timing of
                           dividend distributions, the fiscal year in which
                           amounts are distributed may differ from the year that
                           the income or realized gain (loss) was recorded by
                           the Fund.
                                   During the year ended June 30, 1995, the Fund
                           changed the classification of distributions to
                           shareholders to better disclose the differences
                           between financial statement amounts and distributions
                           determined in accordance with income tax regulations.
                           Accordingly, during the year ended June 30, 1995,
                           amounts have been reclassified to reflect a decrease
                           in accumulated net realized loss on investments of
                           $66,251, a decrease in undistributed net investment
                           income of $51,661, and a decrease in paid-in capital
                           of $14,590.
                           -----------------------------------------------------
                           OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the average life of the respective securities.
                           Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

--------------------------------------------------------------------------------
2. SHARES OF               The Fund has authorized an unlimited number of no par
   BENEFICIAL INTEREST     value shares of beneficial interest of each class.
                           Transactions in shares of beneficial interest were as follows:

                                                  YEAR ENDED JUNE 30, 1995
     YEAR ENDED JUNE 30,
1994(1)

-------------------------------------------------------------------
                                                  SHARES              AMOUNT
     SHARES              AMOUNT

------------------------------------------------------------------------------
--------------
                         Class A:
                         Sold                       7,076,177
$65,369,039     6,237,904        $  60,979,282
                         Dividends reinvested       1,868,269
17,288,287     1,913,674           18,566,281
                         Redeemed                  (9,758,134)
(90,113,007)  (12,746,027)
(123,943,881)
                                                   ----------
-----------   -----------        -------------
                         Net decrease                (813,688)
$(7,455,681)   (4,594,449)       $ (44,398,318)
                                                   ----------
-----------   -----------        -------------
                                                   ----------
-----------   -----------        -------------


------------------------------------------------------------------------------
-----------------
                         Class C:
                         Sold                       1,086,358
$10,120,239       531,550        $   5,070,299
                         Dividends reinvested          35,316
327,690         5,284               49,363
                         Redeemed                    (425,453)
(3,939,172)      (73,322)            (680,730)
                                                   ----------
-----------   -----------        -------------
                         Net increase                 696,221
$6,508,757       463,512        $   4,438,932
                                                   ----------
-----------   -----------        -------------
                                                   ----------
-----------   -----------        -------------

                         1. For the year ended June 30, 1994 for Class A shares and for the period from December 1, 1993 to June 30, 1994 for Class C shares.

-------------------------------------------------------------------------------
3. UNREALIZED GAINS AND At June 30, 1995, net unrealized appreciation on LOSSES ON INVESTMENTS investments of $9,073,271 was composed of gross appreciation of $12,850,496, and gross depreciation of $3,777,225.

--------------------------------------------------------------------------------
4. MANAGEMENT FEES AND   Management fees paid to the Manager were in accordance
   OTHER TRANSACTIONS    with the investment advisory agreement with the Fund
   WITH AFFILIATES       which provides for a fee of .65% of the first $200
                         million of average annual net assets of the Fund, .60%
                         of the next $100 million, .57% of the next $100 million, .55% of the next $400 million and .50% of net assets in excess of $800 million. The Manager voluntarily reduced the management fees to the current levels. Prior to January 3, 1995, management fees were as follows: .75% of the first $200 million of average annual net assets, .70% of the next $200 million, .65% of the next $400 million and .60% of net assets in excess of $800 million. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent state regulatory limit on Fund expenses.

                         13  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
4. MANAGEMENT FEES AND   For the year ended June 30, 1995, commissions (sales
   OTHER TRANSACTIONS    charges paid by investors) on sales of Class A shares
   WITH AFFILIATES       totaled $582,157, of which $169,246 was retained by
  (CONTINUED)            Oppenheimer Funds Distributor, Inc. (OFDI), a
                         subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class
                         B shares totaled $76,562, of which $4,633 was paid to an affiliated broker/dealer. During the period ended
                         June 30, 1995, OFDI received contingent deferred sales charges of $9,578 upon redemption of Class C shares.
                                   Oppenheimer Shareholder Services (OSS), a
                         division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.
                                   Under separate approved plans, each class may
                         expend up to 25% of its net assets annually to reimburse OFDI for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other financial institutions. In addition, Class C shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class C plan, the Board of Trustees may allow the Fund to continue payment of the asset-based sales charge to OFDI for distribution expenses incurred on Class C shares sold prior to termination or discontinuance of the plan. During the year ended June 30, 1995, OFDI paid $53,292 and $2,782 to an affiliated broker/dealer as reimbursement for Class A and Class C personal service and maintenance expenses, respectively, and retained $58,050 as reimbursement for Class C sales commissions and service fee advances, as well as financing costs.

--------------------------------------------------------------------------------
5. OPTION ACTIVITY       The Fund may buy and sell put and call options, or
                         write covered put and call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.
                                   The Fund generally purchases put options or
                         writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Fund receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.
                                   Options are valued daily based upon the last
                         sale price on the principal exchange on which the option is traded and unrealized appreciation or depreciation is recorded. The Fund will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.
                                   The risk in writing a call option is that the
                         Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. The
                         Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

                         Written option activity for the year ended June 30, 1995 was as follows:


                                                                 CALL OPTIONS
                    PUT OPTIONS

-----------------------------      -----------------------------
                                                                 NUMBER
     AMOUNT OF      NUMBER
AMOUNT OF
                                                                 OF OPTIONS
     PREMIUMS       OF OPTIONS
 PREMIUMS

------------------------------------------------------------------------------
--------------------------
                         Options outstanding at June 30, 1994     30,000
     $290,625        80,000
   $248,438

------------------------------------------------------------------------------
--------------------------
                         Options closed                          (30,000)
     (290,625)      (80,000)
(248,438)
                                                                 -------
     --------       -------             --------
                         Options outstanding at June 30, 1995         --
     $    --             --             $    --
                                                                 -------
     --------       -------             --------
                                                                 -------
     --------       -------             --------

                         14  Oppenheimer U.S. Government Trust

--------------------------------------------------------------------------------
6. ACQUISITION OF        On July 27, 1995, the Fund acquired all of the net
   OPPENHEIMER           assets of Oppenheimer Mortgage Income Fund, pursuant
   MORTGAGE              to an Agreement and Plan of Reorganization approved by
   INCOME FUND           the Oppenheimer Mortgage Income Fund shareholders on
                         July 12, 1995. The Fund issued 8,262,838 and 683,099
                         shares of beneficial interest for Class A and Class B, respectively, valued at $77,918,563 and $6,434,794 in exchange for the net assets, resulting in combined
                         Class A net assets of $385,440,401 and Class B net assets of $6,806,465 on July 27, 1995. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

--------------------------------------------------------------------------------
7. FUTURES CONTRACTS     The Fund may buy and sell interest rate futures
                         contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.
                                   The Fund generally sells futures contracts to
                         hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.
                                   Upon entering into a futures contract, the
                         Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments
                         (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.
                                   Risks of entering into futures contracts (and
                         related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.


                         15  Oppenheimer U.S. Government Trust

                          INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------
                         The Board of Trustees and Shareholders of Oppenheimer U.S. Government Trust:

                         We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer U.S. Government Trust as of June 30, 1995, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                   We conducted our audits in accordance with
                         generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1995, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                   In our opinion, the financial statements and
                         financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer U.S. Government Trust as of June 30, 1995, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended, in conformity with generally accepted accounting principles.

                          /s/ KPMG Peat Marwick

                         KPMG PEAT MARWICK LLP


                         Denver, Colorado
                         July 27, 1995


                         16  Oppenheimer U.S. Government Trust

                   FEDERAL INCOME TAX INFORMATION  (UNAUDITED)

--------------------------------------------------------------------------------
                         In early 1996, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1995. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                   None of the dividends paid by the Fund during
                         the fiscal year ended June 30, 1995 are eligible for the corporate dividend-received deduction.
                                   The foregoing information is presented to
                         assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                        SHAREHOLDER MEETING   (UNAUDITED)

--------------------------------------------------------------------------------
                         On May 25, 1995, a special shareholder meeting was held at which the twelve Trustees identified below were elected, the selection of KPMG Peat Marwick LLP as the independent certified public accountants and auditors of the Trust for the fiscal year beginning July 1, 1994 was ratified (Proposal No. 1), the proposed changes in the Fund's investment policies were approved (Proposal No. 2), the proposed investment advisory agreement was approved (Proposal No. 3), as described in the Trust's proxy statement for that meeting. That meeting was adjourned until May 31, 1995, with respect to a proposal voted on only by Class C shareholders, at which time the Fund's amended Class C 12b-1 Distribution and Service Plan was approved by Class C shareholders (Proposal No. 4), as described in the Trust's proxy statement for that meeting. The following is a report of the votes cast:


                         NOMINEE                        FOR
AGAINST          TOTAL

------------------------------------------------------------------------------
-------
                         Leon Levy                      16,973,280.862
614,808.471      17,588,089.333
                         Leo Cherne                     16,908,564.560
679,524.773      17,588,089.333
                         Robert G. Galli                17,010,437.287
577,652.046      17,588,089.333
                         Benjamin Lipstein              16,957,423.234
630,666.099      17,588,089.333
                         Elizabeth B. Moynihan          16,978,536.882
609,552.451      17,588,089.333
                         Kenneth A. Randall             17,003,838.944
584,250.389      17,588,089.333
                         Edward V. Regan                17,035,109.467
552,979.866      17,588,089.333
                         Russell S. Reynolds, Jr.       17,021,001.092
567,088.241      17,588,089.333
                         Sidney M. Robbins              16,939,642.358
648,446.975      17,588,089.333
                         Donald W. Spiro                16,982,499.151
605,590.182      17,588,089.333
                         Pauline Trigere                16,918,168.305
669,921.028      17,588,089.333
                         Clayton K. Yeutter             16,978,956.887
609,132.446      17,588,089.333



WITHHELD/    BROKER
                         PROPOSAL         FOR            AGAINST          ABSTAIN
    NON-VOTES
TOTAL

------------------------------------------------------------------------------
-------
                         Proposal No. 1   16,815,630.021    119,338.528
653,120.783   304.776
17,588,089.333
                         Proposal No. 2   15,376,316.829  1,264,888.201
946,884.302   304.776
17,588,089.333
                         Proposal No. 3   16,377,849.880    232,204.595
978,034.857   304.776
17,588,089.333
                         Proposal No. 4      409,139.482      9,643.677
16,334.983     3.399     435,118.142


                         17  Oppenheimer U.S. Government Trust

                        OPPENHEIMER U.S. GOVERNMENT TRUST

--------------------------------------------------------------------------------
OFFICERS AND TRUSTEES    Leon Levy, Chairman of the Board of Trustees
                         Leo Cherne, Trustee
                         Robert G. Galli, Trustee
                         Benjamin Lipstein, Trustee
                         Elizabeth B. Moynihan, Trustee
                         Kenneth A. Randall, Trustee
                         Edward V. Regan, Trustee
                         Russell S. Reynolds, Jr., Trustee
                         Sidney M. Robbins, Trustee
                         Donald W. Spiro, Trustee and President
                         Pauline Trigere, Trustee
                         Clayton K. Yeutter, Trustee
                         David Rosenberg, Vice President
                         George C. Bowen, Treasurer
                         Robert J. Bishop, Assistant Treasurer
                         Scott Farrar, Assistant Treasurer
                         Andrew J. Donohue, Secretary
                         Robert G. Zack, Assistant Secretary

--------------------------------------------------------------------------------
INVESTMENT ADVISOR       Oppenheimer Management Corporation

--------------------------------------------------------------------------------
DISTRIBUTOR              Oppenheimer Funds Distributor, Inc.

--------------------------------------------------------------------------------
TRANSFER AND SHAREHOLDER Oppenheimer Shareholder Services
SERVICING AGENT

--------------------------------------------------------------------------------
CUSTODIAN OF             Citibank, N.A.
PORTFOLIO SECURITIES
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS     KPMG Peat Marwick LLP

--------------------------------------------------------------------------------
LEGAL COUNSEL            Gordon Altman Butowsky Weitzen Shalov & Wein

                         This is a copy of a report to shareholders of Oppenheimer U.S. Government Trust. This report must be preceded or accompanied by a Prospectus of Oppenheimer U.S. Government Trust. For material information concerning the Fund, see the Prospectus.
                         Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.


                         18  Oppenheimer U.S. Government Trust

                         OPPENHEIMERFUNDS FAMILY


--------------------------------------------------------------------------------

                         OppenheimerFunds offers over 30 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education or tax-free income, we have the funds to help you seek your objective.

                              When you invest with OppenheimerFunds, you can
                         feel comfortable knowing that you are investing with a respected financial institution with over 30 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock and flexible fixed income investments--with over 2.6 million shareholder accounts and more than $35 billion under Oppenheimer's management and that of our affiliates.

                              At OppenheimerFunds, we don't charge a fee to
                         exchange shares of eligible funds of the same class. And you can exchange shares easily by mail or by telephone.(1) For more information on OppenheimerFunds, please contact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.


------------------------------------------------------------------------------
---------------------------------
STOCK FUNDS              Discovery Fund                               Global Fund
                         Global Emerging Growth Fund(2)               Oppenheimer
Fund
                         Target Fund                                  Value Stock
Fund
                         Growth Fund(3)                               Gold &
Special Minerals Fund
------------------------------------------------------------------------------
---------------------------------
STOCK & BOND             Main Street Income & Growth Fund             Equity
Income Fund
FUNDS                    Total Return Fund                            Asset
Allocation Fund
                         Global Growth & Income Fund
------------------------------------------------------------------------------
---------------------------------
BOND FUNDS               High Yield Fund                              Strategic
Short-Term Income Fund
                         Champion High Yield Fund
International Bond Fund
                         Strategic Income & Growth Fund               Bond
Fund(4)
                         Strategic Income Fund                        U.S.
Government Trust
                         Strategic Investment Grade Bond
Limited-Term Government Fund
                          Fund
------------------------------------------------------------------------------
---------------------------------
TAX-EXEMPT               New York Tax-Exempt Fund(5)                  New Jersey
Tax-Exempt
Fund(5)
FUNDS                    California Tax-Exempt Fund(5)                Tax-Free
Bond Fund
                         Pennsylvania Tax-Exempt Fund(5)              Insured
Tax-Exempt Bond Fund
                         Florida Tax-Exempt Fund(5)
Intermediate Tax-Exempt Bond
                                                                       Fund
------------------------------------------------------------------------------
---------------------------------
MONEY-MARKET             Money Market Fund                            Cash
Reserves
FUNDS


     1. Exchange privileges are subject to change or termination.
     2. Formerly Global Bio-Tech Fund.
     3. Formerly Special Fund.
     4. Formerly Investment Grade Bond Fund.
     5. Available only to residents of certain states.
     OppenheimerFunds are distributed by Oppenheimer Funds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203.
     -C- Copyright 1995 Oppenheimer Management Corporation. All rights reserved.

19   Oppenheimer U.S. Government Trust

INFORMATION

GENERAL INFORMATION
Monday-Friday 8:30 a.m.-8 p.m. ET
Saturday 10 a.m.-2 p.m. ET

1-800-525-7048

TELEPHONE TRANSACTIONS
Monday-Friday 8:30 a.m.-8 p.m. ET

1-800-852-8457


PHONELINK
24 hours a day, automated
information and transactions

1-800-533-3310


TELECOMMUNICATIONS DEVICE
FOR THE DEAF (TDD)
Monday-Friday 8:30 a.m.-8 p.m. ET

1-800-843-4461

OPPENHEIMERFUNDS
INFORMATION HOTLINE
24 hours a day, timely and insightful
messages on the economy and
issues that affect your investments

1-800-835-3104


"HOW MAY I HELP YOU?"

As an OppenheimerFunds shareholder, you have some special privileges. Whether it's automatic investment plans, informative newsletters and hotlines, or ready account access, you can benefit from services designed to make investing simple.

     And when you need help, our Customer Service Representatives are only a toll-free phone call away. They can provide information about your account and handle administrative requests. You can reach them at our General Information number.

     When you want to make a transaction, you can do it easily by calling our toll-free Telephone Transactions number. And, by enrolling in AccountLink, a convenient service that "links" your OppenheimerFunds accounts and your bank checking or savings account, you can use the Telephone Transactions number to make investments.

     For added convenience, you can get automated information with OppenheimerFunds PhoneLink service, available 24 hours a day, 7 days a week. PhoneLink gives you access to a variety of fund, account, and market information. Of course, you can always speak with a Customer Service Representative during the General Information hours shown at the left.

     You can count on us whenever you need assistance. That's why the International Customer Service Association, an independent, nonprofit organization made up of over 3,200 customer service management professionals from around the country, honored the OppenheimerFunds' transfer agent, Oppenheimer Shareholder Services, with their Award of Excellence in 1993.

     So call us today--we're here to help.


[PHOTO]
Jennifer Leonard, Customer Service Representative
Oppenheimer Shareholder Services

--------------------------------------------------------------------------------
                                                             -------------------
[OPPENHEIMER FUNDS LOGO]                                     Bulk Rate
Oppenheimer Funds Distributor, Inc.                          U.S. Postage
P.O. Box 5270                                                PAID
Denver, CO  80217-5270                                       Permit No. 469
                                                             Denver, CO

OPPENHEIMER U.S. GOVERNMENT TRUST
Semiannual Report December 31, 1995

[photo]


"We need monthly INCOME, and we need to feel COMFORTABLE about how our money is invested."








[logo] OppenheimerFunds-r-

NEWS

"ROSENBERG HAS SHOWN HIMSELF SKILLED AT MAINTAINING THE FUND'S
BALANCE."
-- Morningstar Mutual Funds
October 13, 1995

STANDARDIZED YIELD (3)
For the 30 Days Ended 12/31/95:
Class A
5.97%
Class B
5.46%
Class C
5.49%

This Fund is for people who want monthly INCOME and want to feel SECURE with a fund investing primarily in bonds backed by the U.S. government, its agencies and instrumentalities.

HOW YOUR FUND IS MANAGED
Oppenheimer U.S. Government Trust seeks high current income and safety of principal by investing primarily in a portfolio of fixed-income securities issued or guaranteed by the U.S. government, its agencies, and instrumental-ities.

While an investment in the Fund is neither insured nor guaranteed, and its shares fluctuate in value, the fact that most of the securities in the Fund's portfolio are government-backed means investors enjoy superior credit safety and assurance of timely payment to the Fund of principal and interest on those securities.

In addition, the Fund is also designed to provide higher income than more conservative fixed-income investments.

PERFORMANCE
Total return at net asset value for the 6 months ended 12/31/95 was 5.22% for Class A shares and 4.82% for Class C shares. (1)

Your Fund's average annual total returns at maximum offering price for Class A shares for the 1-, 5- and 10- year periods ended 12/31/95 were 9.48%, 7.16% and 7.64%, respectively. For Class C shares, average annual total returns for the 1-year period ended 12/31/95 and since inception of the Class on 12/1/93 were 13.02% and 5.55%, respectively. (2)

OUTLOOK
"Our outlook is positive. Our strategy is to remain fairly cautious and conservative, positioning the Fund to provide income, relative stability, and a good degree of protection on the downside."

David Rosenberg, Portfolio Manager
December 31, 1995

Total returns include change in share price and reinvestment of dividends and capital gains distributions. Past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. For more complete information, please review the prospectus carefully before you invest.

1. Based on the change in net asset value per share for the period shown, without deducting any sales charges. Such performance would have been lower if sales charges were taken into account.
2. Class A returns show results of hypothetical investments on 12/31/94, 12/31/90 and 12/31/85, after deducting the current maximum initial sales charge of 4.75%. Class A shares were first publicly offered on 8/16/85. Class C returns show results of hypothetical investments on 12/31/94 and 12/1/93 (inception of class), with the 1% contingent deferred sales charge deducted for the 1-year result. The Fund's maximum sales charge rate for Class A shares was higher during a portion of some of the periods shown, and actual investment results will be different as a result of the change. Class B cumulative total return since inception (7/21/95) was 0.63%. An explanation of the different performance calculations is in the Fund's prospectus.
3. Standardized yield is net investment income calculated on a yield-to-matur-ity basis for the 30-day period ended 12/31/95, divided by the maximum offering price at the end of the period, compounded semiannually and then annualized. Falling net asset values will tend to artificially raise yields.

2  Oppenheimer U.S. Government Trust

[photo]
Bridget A. Macaskill
President
Oppenheimer U.S. Government Trust

Dear OppenheimerFunds Shareholder,

The bond market amply rewarded patient investors in 1995.

One year ago, many fixed-income investors had negative returns, as a surging economy pushed interest rates higher and bond prices lower. But a vigilant Federal Reserve Board helped slow the economy down by early 1995, lowering the fear of inflation. And by the summer, after a quarter in which GDP growth was just 1.3%, the Fed began to lower short-term interest rates.

In the Fall, a balanced federal budget was on the front burner in Washington, suggesting to foreign investors that the U.S. was finally addressing its rising debt burden, which helped stabilize the U.S. dollar, making U.S. fixed-income investments more attractive to international investors.

Throughout 1995, inflation and economic growth came in at less than 3%. As a result, the yield on the benchmark 30-year U.S. Treasury bond fell to 6% from nearly 8% the year before. And patient investors saw the value of their higher paying bonds appreciate substantially. In 1995, while the stock market was up 35%, bonds rose as much as 20%, depending on the type of security.

Overall, the best performing sector of the bond market was the 30-year U.S. Treasury bond. This is because when interest rates are falling, bonds with the longest maturities appreciate the most in price. Another excellent performing sector in 1995 was that of high quality corporate bonds. Although a slowing economy often raises credit worries about Corporate America, the continuation of strong corporate profits offset these concerns.

After having such a good year, where does the bond market go from here? Unlike stocks, which have infinite upside potential, bonds have a constraint. For bonds to do well, interest rates must remain steady or continue to fall. And when interest rates are low already, there is only so far they can decline. But if inflation can be maintained, and if a budget accord is reached, a positive environment can continue to exist.

We believe that the general long-term trend for the U.S. economy is slow growth and low inflation. Moving into 1996, we're looking for even slower growth than we saw in 1995, which should be an excellent environment for bond investors.

Your portfolio manager discusses the outlook for your Fund in light of these broad issues on the following pages.

Thank you for your confidence in OppenheimerFunds, and we look forward to helping you reach your investment goals in the future.

/s/  Bridget A. Macaskill
Bridget A. Macaskill


January 22, 1996

3  Oppenheimer U.S. Government Trust

Q + A

Q  How did the Fund perform?

[photo][photo]

An interview with your Fund's managers.

HOW HAS THE FUND PERFORMED OVER THE PAST SIX MONTHS?
Our returns were good for the period and in line with our expectations, though we didn't experience the dramatic performance that some more aggressive bond funds did. This Fund was designed to give investors a conservative vehicle for income with a strong emphasis on protecting principal in down markets. We believe over the long term this approach will help performance in general and in relation to our more aggressive competitors.

WHAT FACTORS POSITIVELY INFLUENCED YOUR PERFORMANCE?
Over the period, we were able to achieve our goals of providing income with relatively low risk, even though this wasn't the best environment for our style of investing, which places emphasis on mortgage-backed securities as well as Treasuries. Our holdings in U.S. Treasuries performed well over the period due to declining interest rates. In addition, we were able to raise our yield somewhat and to further diversify the portfolio through the addition of non-agency mortgage-backed securities which are backed by mortgage loans under-written by banks rather than the government.

WHICH INVESTMENTS DIDN'T PERFORM AS WELL AS EXPECTED?
In general, mortgage-backed securities have suffered in terms of relative price performance over the period due to investors' concerns about prepayment risk -- a situation that always arises during periods of interest rate declines. During the past six months, we reduced our holdings in the adjustable rate mortgage
(ARM) market and replaced them with better-performing fixed-rate issues. Long term, however, we believe the mortgage sector has a lot to offer in terms of yield and value.

[photo]

4  Oppenheimer U.S. Government Trust

FACING PAGE
Top left:  David Rosenberg, Portfolio Manager

Top right:  Donna Compert, Member of Fixed Income Investments Team

Bottom left:  Len Darling, Executive VP, Director of Fixed Income
Investments

THIS PAGE
Top:  Michael Maciolek, Member of Fixed Income Investments Team

Bottom:  David Rosenberg with Leslie Falconio and Gina Palmieri,
Members of Fixed Income Investments Team

[photo]

A  Our returns were GOOD and in line with our expectations.

At this time, we continue to add to our mortgage holdings where we see securi-ties available at reasonable prices.

WHAT AREAS OF THE MARKET ARE YOU CURRENTLY TARGETING?
In Treasuries, we continue to employ a barbell strategy, meaning that we are investing in both short- and long-term bonds. This strategy is based on our expectation that long-term interest rates will decline further than short-term rates, so we want to be exposed to both areas to balance potential changes in price and income from the securities the Fund owns.

We also plan to continue adding to non-agency mortgages in the coming months, not only because they offer income and diversification, but also due to the fact that they're one of the few types of fixed-income securities that can benefit from increases in inflation. Because non-agency mortgages have an indirect relationship with the other types of securities in the Fund, this helps us in our effort to be prepared for any changes in the economy.

WHAT IS YOUR OUTLOOK FOR THE FUND?
Our outlook is positive. We expect the U.S. economy to continue to grow at a slower pace with inflation continuing to be only modest. As a result, we expect that rates will remain at or near their current trading range. And although we believe the fundamentals for bonds going forward are strong, we expect that the majority of the rally has already become apparent in their current pricing.
That being our position, our strategy is to remain fairly cautious and conserva-tive, positioning the Fund to provide income, relative stability, and a good degree of protection on the downside.//

[photo]

5  Oppenheimer U.S. Government Trust


------------------------------------------------------------------------------
----------------------------------------
------
      STATEMENT OF INVESTMENTS   December 31, 1995 (Unaudited)



                    FACE               MARKET VALUE

                    AMOUNT             SEE NOTE 1
=====================================================================
===============================================================
MORTGAGE-BACKED OBLIGATIONS - 84.9%
------------------------------------------------------------------------------
----------------------------------------
--------------
GOVERNMENT AGENCY - 73.3%
------------------------------------------------------------------------------
----------------------------------------
--------------
FHLMC/FNMA/SPONSORED - 39.8%

------------------------------------------------------------------------------
----------------------------------------
------
       Federal Home Loan Mortgage Corp.:
       Collateralized Mtg. Obligations, Gtd. Multiclass Mtg.
       Participation  Certificates:
       9.50%, 12/1/02-11/1/03
                    $   596,341        $    624,294
       10%, 6/15/20
                      3,011,000           3,525,670
       14%, 1/1/11
                        578,346             684,433
       6.65%, 4/15/21
                     10,750,000          10,743,227
       8.50%, 10/15/19
                      1,941,813           1,980,029
       9%, 7/15/21
                      2,319,689           2,376,939
       Collateralized Mtg. Obligations, Series 1548, Cl. C, 7%,
       4/15/21
                      3,000,000           3,016,860
       Gtd. Multiclass Mtg. Participation Certificates:
       11.50%, 6/1/20
                      1,702,671           1,954,348
       13%, 8/1/15
                      2,722,541           3,269,602
       Gtd. Multiclass Mtg. Participation Certificates, Series
       1455, Cl. J, 7.50%, 12/15/22
                      5,000,000
5,398,400

------------------------------------------------------------------------------
----------------------------------------
------
       Federal National Mortgage Assn.:
       11%, 7/1/16
                      1,926,313           2,185,162
       11.50%, 11/1/15
                      1,487,641           1,694,974
       7%, 1/15/26(1)
                     20,000,000          20,162,400
       7%, 8/1/25
                     28,087,418          28,315,488
       7.50%, 8/1/25
                      4,962,260           5,084,729
       Collateralized Mtg. Obligations, Series 1992-103, Cl. JB,
       10.50%, 11/25/20
                     10,000,000          11,909,300
       Collateralized Mtg. Obligations, Gtd. Real Estate Mtg.
       Investment Conduit Pass-Through Certificates:
       13%, 11/1/12
                        227,263             266,252
       7%, 12/25/21
                     29,617,000          30,172,319
       8%, 3/25/01-12/1/22
                      9,516,729           9,654,512
       8.75%, 11/25/05-12/25/20
                     30,000,000
32,405,560
       Gtd. Mtg. Pass-Through Certificates, 12%, 4/1/19
                      1,780,280
   2,089,604
       Gtd. Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, 8%, 7/25/19
                     18,000,000          19,125,000
       Gtd. Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, Trust 1992-112, Cl. ED, 4%, 12/25/20
                      3,000,000
   2,657,790
       Gtd. Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, Trust 1993-87, Cl. S, Inverse Floater, 5.397%,
       6/25/23 (coupon inversely indexed to 1-month US LIBOR,
       multiplied by 1.857)(2)
                      2,199,998           1,691,593
       Interest-Only Stripped Mtg.-Backed Security, Trust 222, Cl.
       2, 11.552%-14.739%, 6/1/23(3)
                     86,304,427
23,241,514
       Principal-Only Stripped Mtg.-Backed Security, Series 1993-
       243, Cl. E, Zero Coupon, 2.99%, 11/25/23(4)
                      1,016,691
   557,274

                                       -------------

                                        224,787,273
------------------------------------------------------------------------------
----------------------------------------
--------------
GNMA/GUARANTEED - 33.5%

------------------------------------------------------------------------------
----------------------------------------
------
       Government National Mortgage Assn.:
       6%, 1/15/26(1)
                     28,000,000          28,297,500
       7%, 1/15/26(1)
                     15,000,000          15,178,200
       7%, 2/15/22-11/15/23
                     19,545,559
19,798,648
       7.50%, 1/15/26(1)
                     42,750,000          43,979,062
       7.50%, 2/15/22-5/15/24
                     23,465,238
24,169,066
       8%, 4/15/02-5/15/25
                     34,599,226          36,062,283
       8.50%, 6/15/01-8/15/01
                        156,514             164,364
       9.50%, 7/15/18-1/15/20
                      1,776,513           1,917,396


 6  Oppenheimer U.S. Government Trust



                   FACE                MARKET VALUE

                   AMOUNT              SEE NOTE 1
------------------------------------------------------------------------------
----------------------------------------
--------------
GNMA/GUARANTEED
(CONTINUED)
       10%, 6/15/16-5/15/19
                   $  3,475,078        $
3,842,626
       10.50%, 1/15/98-5/15/21
                     11,121,752
12,399,537
       11%, 7/20/20
                        125,888             141,269

------------------------------------------------------------------------------
----------------------------------------
------
       U.S. Department of Veterans Affairs, Interest-Only Gtd.
       Real Estate Mtg. Investment Conduit Pass-Through
       Certificates, Vendee Mtg. Trust, Series 1995-2B, Cl. 2-IO,
       24.40%, 6/1/25(3)
                    137,802,861           3,638,857

                                       -------------

                                        189,588,808
------------------------------------------------------------------------------
----------------------------------------
--------------
PRIVATE - 11.6%
------------------------------------------------------------------------------
----------------------------------------
--------------
COMMERCIAL - 5.5%

------------------------------------------------------------------------------
----------------------------------------
------
       FDIC Trust, Gtd. Real Estate Mtg. Investment Conduit
       Pass-Through Certificates, Series 1994-C1, Cl. 2-G,
       8.70%, 9/25/25(5)
                      3,000,000           3,128,437

------------------------------------------------------------------------------
----------------------------------------
------
       Merrill Lynch Mortgage Investors, Inc., Mtg. Pass-Through
       Certificates, Series 1995-C2, Cl. C, 7.70%, 6/15/21(6)
                      2,981,010
    3,075,099

------------------------------------------------------------------------------
----------------------------------------
------
       Morgan Stanley Capital, 7.95% Collateralized Mtg.
       Obligations, Cl. C, 8/15/27(5)
                      5,014,988
5,366,037

------------------------------------------------------------------------------
----------------------------------------
------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates:
       Series 1992-C5, Cl. C, 8.85%, 5/25/22
                      7,601,257
7,962,317
       Series 1992-CHF, Cl. E, 8.25%, 12/25/20
                      8,381,304
8,224,155
       Series 1993-C1, Cl. D, 9.45%, 5/25/24
                      1,183,001
1,258,048

------------------------------------------------------------------------------
----------------------------------------
------
       SE Commercial Mortgage Pass-Through Certificates,
       Series 93-01, Cl. A1, 6.65%, 11/28/13
                      2,368,624
2,355,301

                                       -------------

                                         31,369,394
------------------------------------------------------------------------------
----------------------------------------
--------------
MULTI-FAMILY - 5.4%

------------------------------------------------------------------------------
----------------------------------------
------
       Countrywide Funding Corp., Series 1993-12, Cl. B1,
       6.625%, 2/25/24
                     3,000,000           2,827,500

------------------------------------------------------------------------------
----------------------------------------
------
       CS First Boston Mortgage Securities Corp., Mtg. Pass-
       Through Interest-Only Certificates, Series 94-M1, Cl. A-X,
       .52%, 2/15/02(3)(5)
                    125,768,000              97,045

------------------------------------------------------------------------------
----------------------------------------
------
       Resolution Trust Corp., Commercial Mtg. Pass-Through
       Certificates:
       Series 1991-M5, Cl. A, 9%, 3/25/17
                      7,599,698
8,046,180
       Series 1992-M4, Cl. B, 7.20%, 9/25/21
                      1,392,952
1,397,306
       Series 1994-C1, Cl. C, 8%, 6/25/26
                      7,075,000
7,563,617
       Series 1994-C2, Cl. D, 8%, 4/25/25
                      2,926,208
2,996,620
       Series 1995-C1, Cl. D, 6.90%, 2/25/27
                      7,677,000
7,331,535

                                       -------------

                                         30,259,803
------------------------------------------------------------------------------
----------------------------------------
--------------
RESIDENTIAL - 0.7%

------------------------------------------------------------------------------
----------------------------------------
------
       Prudential Home Mortgage Securities Corp., Sub. Fixed
       Rate Mtg. Securities, Real Estate Mtg. Investment Conduit
       Pass-Through Certificates, Series 1995-A, Cl. B2,
       8.684%, 3/28/25(5)(6)
                      1,492,574           1,534,086

------------------------------------------------------------------------------
----------------------------------------
------
       Residential Funding Corp., Mtg. Pass-Through
       Certificates, Series 1993-S10, Cl. A9, 8.50%, 2/25/23
                      2,555,976
    2,639,046

                                       -------------

                                          4,173,132

                                       -------------
       Total Mortgage-Backed Obligations (Cost $467,899,148)

 480,178,410


 7  Oppenheimer U.S. Government Trust


------------------------------------------------------------------------------
----------------------------------------
------
       STATEMENT OF INVESTMENTS   (Unaudited)

                    FACE               MARKET VALUE

                    AMOUNT             SEE NOTE 1
=====================================================================
===============================================================
U.S. GOVERNMENT OBLIGATIONS - 31.4%
------------------------------------------------------------------------------
----------------------------------------
--------------
TREASURY - 31.4%
------------------------------------------------------------------------------
----------------------------------------
--------------
       U.S. Treasury Bonds:
       8.875%, 8/15/17
                    $ 2,000,000        $  2,680,000
       STRIPS, Zero Coupon, 6.108%, 11/15/05(7)
                     15,000,000
    8,597,834
       STRIPS, Zero Coupon, 6.118%, 2/15/06(7)
                     20,000,000
  11,269,137

------------------------------------------------------------------------------
----------------------------------------
------
       U.S. Treasury Nts.:
       7.625%, 5/31/96
                      4,000,000           4,040,000
       7.875%, 11/15/04
                     61,500,000          71,243,869
       8%, 5/15/01(8)
                     63,500,000          71,120,000
       8.75%, 8/15/00
                      7,300,000           8,296,902

                                       -------------
       Total U.S. Government Obligations (Cost $175,090,043)

 177,247,742

                                                                     DATE
 STRIKE             CONTRACTS
=====================================================================
===============================================================
PUT OPTIONS PURCHASED - 0.0%
------------------------------------------------------------------------------
----------------------------------------
--------------
       Government National Mortgage Assn., 7%, 12/15/22, Put
       Opt. (Cost $206,250)                                          Mar. 96
 $100.31                30,000
112,500
------------------------------------------------------------------------------
----------------------------------------
--------------
TOTAL INVESTMENTS, AT VALUE (COST $643,195,441)

 116.3%         657,538,652
------------------------------------------------------------------------------
----------------------------------------
--------------
LIABILITIES IN EXCESS OF OTHER ASSETS
                         (16.3)
       (92,256,631)

                    -----------        -------------
       NET ASSETS
                         100.0%        $565,282,021

                    ===========        =============

       1. When-issued security to be delivered and settled after December 31, 1995.
       2. Represents the current interest rate for a variable rate bond. Variable rate bonds known as "inverse floaters" pay interest at a rate that varies inversely with short-term interest rates. As interest rates rise, inverse floaters produce less current income. Their price may be more volatile than the price of a comparable fixed-rate security. Inverse floaters amount to $1,691,593 or 0.30% of the Fund's net assets at December 31, 1995.
       3. Interest-Only Strips represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These securities typically decline in price as interest rates decline. Most other fixed-income securities increase in price when interest rates decline. The principal amount of the underlying pool represents the notional amount on which current interest is calculated. The price of these securities is typically more sensitive to changes in prepayment rates than traditional mortgage-backed securities (for example, GNMA pass-throughs). Interest rates disclosed represent current yields based upon the current cost basis and estimated timing and amount of future cash flows.
       4. Principal-Only Strips represent the right to receive the monthly principal payments on an underlying pool of mortgage loans. The value of these securities generally increases as interest rates decline and prepayment rates rise. The price of these securities is typically more volatile than that of coupon-bearing bonds of the same maturity.
       Interest rates disclosed represent current yields based upon the current cost basis and estimated timing of future cash flows.
       5. Represents a security sold under Rule 144A, which is exempt from registration under the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees. These securities amount to $10,125,605 or 1.79% of the Fund's net assets, at December 31, 1995.
       6.  Represents the current interest rate for a variable rate security.
       7. For zero coupon bonds, the interest rate shown is the effective yield on the date of purchase.

       8. A sufficient amount of liquid assets has been designated to cover outstanding written put options, as follows:


                                                      FACE
                                                      SUBJECT    EXPIRATION
EXERCISE       PREMIUM
MARKET VALUE
                                                      TO CALL    DATE
PRICE          RECEIVED       SEE NOTE
1
------------------------------------------------------------------------------
-----------------------------------------
U.S. Treasury Nts., 5.875%, 11/15/05                  1,000,000  3/96
$100.78        $206,025
$125,625



        See accompanying Notes to Financial Statements.

 8  Oppenheimer U.S. Government Trust

                           STATEMENT OF ASSETS AND LIABILITIES  December 31,
1995(Unaudited)
=====================================================================
===============================================================
ASSETS                     Investments, at value (cost $643,195,441) - see
accompanying statement
                $657,538,652

------------------------------------------------------------------------------
---------------------------
                           Receivables:
                           Investments sold
                                         13,517,535
                           Interest and principal paydowns
                                          5,087,748
                           Shares of beneficial interest sold
                                          1,755,057

------------------------------------------------------------------------------
---------------------------
                           Other
                                             36,711

                                       -------------
                           Total assets
                                        677,935,703

=====================================================================
===============================================================
LIABILITIES                Bank overdraft
                                            250,959

------------------------------------------------------------------------------
---------------------------
                           Options written, at value (premiums received $206,025)
-
                           see accompanying statement - Note 5
                                            125,625

------------------------------------------------------------------------------
---------------------------
                           Payables and other liabilities:
                           Investments purchased on a when-issued basis

107,315,823
                           Shares of beneficial interest redeemed
                                          3,722,071
                           Dividends
                                            709,670
                           Distribution and service plan fees
                                            293,440
                           Trustees' fees
                                            156,856
                           Shareholder reports
                                             31,536
                           Transfer and shareholder servicing agent fees

11,396
                           Other
                                             36,306

                                       -------------
                           Total liabilities
                                        112,653,682

=====================================================================
===============================================================
NET ASSETS
                                       $565,282,021

                                       -------------

                                       -------------
=====================================================================
===============================================================
COMPOSITION OF             Paid-in capital

$565,638,168
NET ASSETS
------------------------------------------------------------------------------
---------------------------
                           Undistributed net investment income
                                             42,547

------------------------------------------------------------------------------
---------------------------
                           Accumulated net realized loss on investment
transactions
(14,822,305)

------------------------------------------------------------------------------
---------------------------
                           Net unrealized appreciation on investments

14,423,611

                                       -------------
                           Net assets
                                       $565,282,021

                                       -------------

                                       -------------
=====================================================================
===============================================================
NET ASSET VALUE            Class A Shares:
PER SHARE                  Net asset value and redemption price per share (based
on
                           net assets of $523,794,745 and 54,196,215 shares of
beneficial interest outstanding)
             $9.66

                           Maximum offering price per share (net asset value plus
sales charge
                           of 4.75% of offering price)
                                             $10.14


------------------------------------------------------------------------------
---------------------------
                           Class B Shares:
                           Net asset value, redemption price and offering price
per share (based on
                           net assets of $23,809,175 and 2,465,857 shares of
beneficial interest outstanding)
               $9.66


------------------------------------------------------------------------------
---------------------------
                           Class C Shares:
                           Net asset value, redemption price and offering price
per share (based on
                           net assets of $17,678,101 and 1,831,190 shares of
beneficial interest outstanding)
               $9.65

                           See accompanying Notes to Financial Statements.

 9   Oppenheimer U.S. Government Trust

                           STATEMENT OF OPERATIONS  For the Six Months Ended
December 31,
1995(Unaudited)
=====================================================================
===============================================================
INVESTMENT INCOME          Interest

$17,931,579

=====================================================================
===============================================================
EXPENSES                   Management fees - Note 4

1,336,594

------------------------------------------------------------------------------
---------------------------
                           Distribution and service plan fees - Note 4:
                           Class A
                                            496,043
                           Class B
                                             52,410
                           Class C
                                             66,307

------------------------------------------------------------------------------
---------------------------
                           Transfer and shareholder servicing agent fees - Note
4
268,597

------------------------------------------------------------------------------
---------------------------
                           Shareholder reports
                                            119,476

------------------------------------------------------------------------------
---------------------------
                           Trustees' fees and expenses
                                             46,116

------------------------------------------------------------------------------
---------------------------
                           Custodian fees and expenses
                                             38,446

------------------------------------------------------------------------------
---------------------------
                           Legal and auditing fees
                                             30,740

------------------------------------------------------------------------------
---------------------------
                           Insurance expenses
                                             11,998

------------------------------------------------------------------------------
---------------------------
                           Registration and filing fees:
                           Class A
                                             35,369
                           Class B
                                              7,956
                           Class C
                                              1,970

------------------------------------------------------------------------------
---------------------------
                           Other
                                             33,537

                                        ------------
                           Total expenses
                                          2,545,559

                                        ------------
                           Less assumption of expenses by OppenheimerFunds, Inc.
- Note 4
          (38,982)

                                        ------------
                           Net expenses
                                          2,506,577

=====================================================================
===============================================================
NET INVESTMENT INCOME

15,425,002

=====================================================================
===============================================================
REALIZED AND               Net realized gain (loss) on:
UNREALIZED GAIN            Investments

5,271,879
                           Closing of futures contracts - Note 7
                                           (952,976)
                           Closing of options written - Note 5
                                            (90,859)

                                        ------------
                           Net realized gain
                                          4,228,044

------------------------------------------------------------------------------
----------------------------
                           Net change in unrealized appreciation or depreciation
on investments
       5,039,536

                                        ------------
                           Net realized and unrealized gain
                                          9,267,580

=====================================================================
===============================================================
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS

                              $24,692,582

                                        ------------

                                        ------------

                           See accompanying Notes to Financial Statements.






10   Oppenheimer U.S. Government Trust

                           STATEMENTS OF CHANGES IN NET ASSETS

                   SIX MONTHS ENDED    YEAR
ENDED

                   DECEMBER 31, 1995   JUNE 30,

                   (UNAUDITED)         1995
=====================================================================
===============================================================
OPERATIONS                 Net investment income
                    $15,425,002
  $22,905,201

------------------------------------------------------------------------------
---------------------------
                           Net realized gain
                      4,228,044           2,180,093

                   ---------------------------------
                           Net change in unrealized appreciation or depreciation
                    5,039,536
    8,115,444

                   ---------------------------------
                           Net increase in net assets resulting
                           from operations
                     24,692,582          33,200,738

=====================================================================
===============================================================
DIVIDENDS AND              Dividends from net investment income:
DISTRIBUTIONS              Class A
                    (14,721,535)
(22,498,787)
TO SHAREHOLDERS            Class B
                       (329,380)
   --
                           Class C
                       (418,087)           (416,947)

=====================================================================
===============================================================
BENEFICIAL INTEREST        Net increase (decrease) in net assets resulting from
TRANSACTIONS               beneficial interest transactions - Note 2:
                           Class A
                    202,612,081          (7,455,681)
                           Class B
                     23,420,648               --
                           Class C
                      6,400,187           6,508,757

------------------------------------------------------------------------------
----------------------------------------
--------------
NET ASSETS                 Total increase
                    241,656,496
9,338,080

------------------------------------------------------------------------------
---------------------------
                           Beginning of period
                    323,625,525
314,287,445

                   ---------------------------------
                           End of period (including undistributed
                           net investment income of $42,547 and
                           $87,075, respectively)
                   $565,282,021
$323,625,525

                   ---------------------------------

                   ---------------------------------

                           See accompanying Notes to Financial Statements.






















11   Oppenheimer U.S. Government Trust

                                                FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------
------
                                                CLASS A


------------------------------------------------------------------------------
------
                                                SIX MONTHS

                                                ENDED

                                                DECEMBER 31,    YEAR ENDED JUNE
30,

                                                1995(UNAUDITED) 1995
1994          1993           1992
1991
=====================================================================
===============================================================
PER SHARE OPERATING DATA:
Net asset value, beginning of period               $9.51           $9.20
  $9.95         $9.73          $9.25
       $9.24
------------------------------------------------------------------------------
----------------------------------------
--------------
Income (loss) from investment operations:
Net investment income                                .34             .68
    .67           .68            .69           .83

Net realized and unrealized gain (loss)              .15             .31
   (.74)          .22            .48
   .02
------------------------------------------------------------------------------
----------------------------------------
--------------
Total income (loss) from investment
operations                                           .49             .99
   (.07)          .90           1.17           .85
------------------------------------------------------------------------------
----------------------------------------
--------------
Dividends and distributions to shareholders:
Dividends from net investment income                (.34)           (.68)
   (.64)         (.68)          (.69)
       (.84)
Dividends in excess of net investment
income                                                --              --
   (.01)           --             --            --
Tax return of capital distribution                    --              --
   (.03)           --             --            --
------------------------------------------------------------------------------
----------------------------------------
--------------
Total dividends and distributions
to shareholders                                     (.34)           (.68)
   (.68)         (.68)          (.69)         (.84)
------------------------------------------------------------------------------
----------------------------------------
--------------
Net asset value, end of period                     $9.66           $9.51
  $9.20         $9.95          $9.73
     $9.25

=====================================================================
================
=====================================================================
===============================================================
TOTAL RETURN, AT NET ASSET VALUE(3)                 5.22%          11.22%
  (1.17)%
 9.55%         13.05%         9.53%
=====================================================================
===============================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)        $523,795        $312,607
$310,027      $380,916
  $395,863      $342,220
------------------------------------------------------------------------------
----------------------------------------
--------------
Average net assets (in thousands)               $411,013        $307,306
$355,698      $401,789
$376,532      $299,144
------------------------------------------------------------------------------
----------------------------------------
--------------
Ratios to average net assets:
Net investment income                               7.11%(4)        7.32%
   6.61%         6.90%          7.23%
       8.93%
Expenses, before voluntary reimbursement
by the Manager                                      1.12%(4)        1.09%
   1.14%         1.17%          1.17%
       1.19%
Expenses, net of voluntary reimbursement
by the Manager                                      1.10%(4)        N/A
   N/A           N/A            N/A
  N/A
------------------------------------------------------------------------------
----------------------------------------
--------------
Portfolio turnover rate(5)                          156.8%         303.5%
  139.5%         96.8%         207.8%
      133.9%



                                                 FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------
                                                 CLASS B                   CLASS
C

-----------------------------------------------------------------------
                                                                           SIX
MONTHS
                                                 PERIOD ENDED              ENDED
                                                 DECEMBER 31,
DECEMBER 31,      YEAR ENDED JUNE
30,
                                                 1995 (UNAUDITED)(2)       1995
(UNAUDITED)  1995
1994(1)
=====================================================================
===================================================
PER SHARE OPERATING DATA:
Net asset value, beginning of period               $9.42
$9.50             $9.19           $9.83
------------------------------------------------------------------------------
------------------------------------------
Income (loss) from investment operations:
Net investment income                                .26
 .30               .61             .33
Net realized and unrealized gain (loss)              .24
 .15               .30            (.64)
------------------------------------------------------------------------------
------------------------------------------
Total income (loss) from investment
operations                                           .50
 .45               .91            (.31)
------------------------------------------------------------------------------
------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income                (.26)
(.30)             (.60)           (.33)
Dividends in excess of net investment
income                                                --
--                --              --
Tax return of capital distribution                    --
--                --              --
------------------------------------------------------------------------------
------------------------------------------
Total dividends and distributions
to shareholders                                     (.26)
(.30)             (.60)           (.33)
------------------------------------------------------------------------------
------------------------------------------
Net asset value, end of period                     $9.66
$9.65             $9.50           $9.19

=====================================================================
====
=====================================================================
===================================================
TOTAL RETURN, AT NET ASSET VALUE(3)                 5.63%
4.82%            10.31%
        (3.12)%
=====================================================================
===================================================
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)         $23,809
$17,678           $11,019
$4,261
------------------------------------------------------------------------------
------------------------------------------
Average net assets (in thousands)                $11,783
$13,183            $6,503          $2,173
------------------------------------------------------------------------------
------------------------------------------
Ratios to average net assets:
Net investment income                               6.18%(4)
6.29%(4)          6.44%
5.97%(4)
Expenses, before voluntary reimbursement
by the Manager                                      1.99%(4)
1.89%(4)          1.89%           1.96%(4)
Expenses, net of voluntary reimbursement
by the Manager                                      1.93%(4)
1.88%(4)           N/A             N/A
------------------------------------------------------------------------------
------------------------------------------
Portfolio turnover rate(5)                         156.8%
156.8%            303.5%          139.5%

1.  For the period from December 1, 1993 (inception of offering) to June 30,
1994.
2.  For the period from July 21, 1995 (inception of offering) to December 31,
1995.
3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
4.  Annualized.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended December 31, 1995 were $858,066,577 and $767,726,304, respectively.
See accompanying Notes to Financial Statements.

12  Oppenheimer U.S. Government Trust

NOTES TO FINANCIAL STATEMENTS (Unaudited)

=====================================================================
===========
1. SIGNIFICANT ACCOUNTING POLICIES

Oppenheimer U.S. Government Trust (the Fund) is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund's investment objective is to seek high current income, preservation of capital and maintenance of liquidity primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Fund's investment advisor is OppenheimerFunds, Inc. (the Manager). The Fund offers Class A, Class B and Class C shares. Class A shares are sold with a front-end sales charge. Class B and C shares may be subject to a contingent deferred sales charge. All classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution and/or service plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. The following is a summary of significant accounting policies consistently followed by the Fund.
--------------------------------------------------------------------------------
INVESTMENT VALUATION. Portfolio securities are valued at the close of the New York Stock Exchange on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term and short-term "non-money market" debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Such securities which cannot be valued by the approved portfolio pricing service are valued using dealer-supplied valuations provided the Manager is satisfied that the firm rendering the quotes is reliable and that the quotes reflect current market value, or are valued under consistently applied procedures established by the Board of Trustees to determine fair value in good faith. Short-term "money market type" debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Options are valued based upon the last sale price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale price on the prior trading date if it is within the spread between the closing bid and asked prices. If the last sale price is outside the spread, the closing bid or asked price closest to the last reported sale price is used.
--------------------------------------------------------------------------------
SECURITIES PURCHASED ON A WHEN-ISSUED BASIS. Delivery and payment for securities that have been purchased by the Fund on a forward commitment or when-issued basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The Fund maintains, in a segregated account with its custodian, assets with a market value equal to the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent the Fund makes such purchases while remaining substantially fully invested. As of December 31, 1995, the Fund had entered into outstanding when-issued or forward commitments of $107,315,823.

In connection with its ability to purchase securities on a when-issued or forward commitment basis, the Fund may enter into mortgage "dollar-rolls" in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Fund records each dollar-roll as a sale and a new purchase transaction.
--------------------------------------------------------------------------------
ALLOCATION OF INCOME, EXPENSES, AND GAINS AND LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.
--------------------------------------------------------------------------------
FEDERAL TAXES. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income or excise tax provision is required.
--------------------------------------------------------------------------------
TRUSTEES' FEES AND EXPENSES. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the six months ended December 31, 1995, a provision of $19,575 was made for the Fund's projected benefit obligations, resulting in an accumulated liability of $127,488 at December 31, 1995.




13  Oppenheimer U.S. Government Trust

=====================================================================
===========
DISTRIBUTIONS TO SHAREHOLDERS. The Fund intends to declare dividends separately for Class A, Class B and Class C shares from net investment income each day the New York Stock Exchange is open for business and pay such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.
--------------------------------------------------------------------------------
CLASSIFICATION OF DISTRIBUTIONS TO SHAREHOLDERS. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes primarily because of paydown gains and losses. The character of the distributions made during the year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the year that the income or realized gain (loss) was recorded by the Fund.
--------------------------------------------------------------------------------
OTHER. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the average life of the respective securities. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
=====================================================================
===========
2. SHARES OF BENEFICIAL INTEREST
The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

                                                                     SIX MONTHS
                                                                     ENDED
DECEMBER 31, 1995(1)        YEAR ENDED
JUNE 30, 1995

--------------------------        ------------------------
                                                                     SHARES
 AMOUNT                SHARES
AMOUNT

------------------------------------------------------------------------------
---------------------------
                           Class A:
                           Sold                                       6,444,591
$ 61,459,140           7,076,177
$65,369,039
                           Dividends reinvested                       1,203,565
  11,492,217           1,868,269
17,288,287
                           Issued in connection with the
                           acquisition of:
                           Oppenheimer Mortgage
                           Income Fund - Note 6                       8,262,838
  77,918,563                  --
  --
                           Quest for Value U.S. Government
                           Income Fund - Note 6                      10,598,976
 101,114,231                  --
    --
                           Redeemed                                  (5,184,569)
(49,372,070)         (9,758,134)
(90,113,007)
                                                                     -----------
-------------         -----------      ------------
                           Net increase (decrease)                   21,325,401
$202,612,081            (813,688)
 $(7,455,681)
                                                                     ===========
=============         ===========
    ============

                           Class B:
                           Sold                                         970,590
$  9,246,092                  --                --
                           Dividends reinvested                          21,506
     206,034                  --                --
                           Issued in connection with the
                           acquisition of:
                           Oppenheimer Mortgage
                           Income Fund - Note 6                         683,099
   6,434,794                  --
--
                           Quest for Value U.S. Government
                           Income Fund - Note 6                         967,755
   9,222,705                  --
--
                           Redeemed                                    (177,093)
 (1,688,977)                 --                --
                                                                      ----------
-------------         -----------      ------------
                           Net increase                               2,465,857
$ 23,420,648                  --                --
                                                                      ==========
=============         ===========
    ============

                           Class C:
                           Sold                                         749,763
$  7,134,565           1,086,358
$10,120,239
                           Dividends reinvested                          35,464
     338,242              35,316
327,690
                           Issued in connection with the
                           acquisition of Quest for
                           Value U.S. Government
                           Income Fund - Note 6                         284,411
   2,710,439                  --
--
                           Redeemed                                    (398,181)
 (3,783,059)           (425,453)
(3,939,172)
                                                                      ----------
-------------         -----------      ------------
                           Net increase                                 671,457
$  6,400,187             696,221       $
6,508,757
                                                                      ==========
=============         ===========
    ============

                           1. For the six months ended December 31, 1995 for Class A and Class C shares and for the period from July 21, 1995 (inception of offering) to December 31, 1995 for Class B shares.

14  Oppenheimer U.S. Government Trust

=====================================================================
===========
3.  UNREALIZED GAINS AND LOSSES ON INVESTMENTS

At December 31, 1995, net unrealized appreciation on investments of $14,423,611 was composed of gross appreciation of $20,213,082, and gross depreciation of $5,789,471.
=====================================================================
===========
4.  MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for a fee of .65% of the first $200 million of average annual net assets of the Fund, .60% of the next $100 million, .57% of the next $100 million, .55% of the next $400 million and .50% of net assets in excess of $800 million. The Manager has agreed to reimburse the Fund if aggregate expenses (with specified exceptions) exceed the most stringent state regulatory limit on Fund expenses.

The Manager has agreed to reimburse the Fund for SEC fees incurred in connection with the acquisition of Quest for Value U.S. Government Income Fund.

For the six months ended December 31, 1995, commissions (sales charges paid by investors) on sales of Class A shares totaled $384,430, of which $114,369 was retained by OppenheimerFunds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor, and by an affiliated broker/dealer. Sales charges advanced to broker/dealers by OFDI on sales of the Fund's Class B and Class C shares totaled $239,663 and $49,398, of which $9,192 and $6,498, respectively, was paid to an affiliated broker/dealer. During the six months ended December 31, 1995, OFDI received contingent deferred sales charges of $33,148 and $4,515, respectively, upon redemption of Class B and Class C shares as reimbursement for sales commissions advanced by OFDI at the time of sale of such shares.

OppenheimerFunds Services (OFS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OFS's total costs of providing such services are allocated ratably to these companies.

Under separate approved plans, each class may expend up to .25% of its net assets annually to compensate OFDI for costs incurred in connection with the personal service and maintenance of accounts that hold shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. In addition, Class B and Class C shares are subject to an asset-based sales charge of .75% of net assets annually, to compensate OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B or Class C plan, the Board of Trustees may allow the Fund to continue payment of the asset-based sales charge to OFDI for distribution expenses incurred on Class B or Class C shares sold prior to termination or discontinuance of the plan. At December 31, 1995, OFDI had incurred unreimbursed expenses of $529,319 for Class B and $210,967 for Class C. During the six months ended December 31, 1995, OFDI paid $32,019, $249 and $4,785, respectively, to an affiliated broker/dealer as compensation for Class A, Class B and Class C personal service and maintenance expenses, and retained $46,217 and $45,920, respectively, as compensation for Class B and Class C sales commissions and service fee advances, as well as financing costs.
=====================================================================
===========
5. OPTION ACTIVITY

The Fund may buy and sell put and call options, or write covered put and call options on portfolio securities in order to produce incremental earnings or protect against changes in the value of portfolio securities.

The Fund generally purchases put options or writes covered call options to hedge against adverse movements in the value of portfolio holdings. When an option is written, the Fund receives a premium and becomes obligated to sell or purchase the underlying security at a fixed price, upon exercise of the option.

Options are valued daily based upon the last sale price on the principal exchange on which the option is traded and unrealized appreciation or depreciation is recorded. The Fund will realize a gain or loss upon the expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of the security for a purchased put or call option is adjusted by the amount of premium received or paid.

Securities designated to cover outstanding call options are noted in the Statement of Investments where applicable. Shares subject to call, expiration date, exercise price, premium received and market value are detailed in a footnote to the Statement of Investments. Options written are reported as a liability in the Statement of Assets and Liabilities. Gains and losses are reported in the Statement of Operations.



15  Oppenheimer U.S. Government Trust

=====================================================================
===========
5.  OPTION ACTIVITY (CONTINUED)

The risk in writing a call option is that the Fund gives up the opportunity for profit if the market price of the security increases and the option is exercised. The risk in writing a put option is that the Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. The Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

Written option activity for the six months ended December 31, 1995 was as follows:

                                                                PUT OPTIONS

--------------------------
                                                                NUMBER OF
 AMOUNT OF
                                                                OPTIONS
 PREMIUMS

----------------------------------------------------------------
                          Options outstanding at
                          June 30, 1995                              --
       --
                          Options written                        38,080
 $279,931
                          Options closed                        (22,000)
  (73,906)
                                                                --------
 ---------
                          Options outstanding at
                          December 31, 1995                      16,080
 $206,025
                                                                ========
 =========

=====================================================================
===========
6.  ACQUISITION OF OPPENHEIMER MORTGAGE INCOME FUND AND QUEST FOR
VALUE U.S.
GOVERNMENT INCOME FUND

On July 28, 1995, the Fund acquired all of the net assets of Oppenheimer Mortgage Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Mortgage Income Fund shareholders on July 12, 1995. The Fund issued 8,262,838 and 683,099 shares of Class A and Class B beneficial interest, respectively, valued at $77,918,563 and $6,434,794 in exchange for the net assets, resulting in combined Class A net assets of $385,440,401 and Class
B
net assets of $6,806,465 on July 28, 1995. The net assets acquired included net unrealized appreciation of $844,310. The exchange qualifies as a tax-free reorganization for federal income tax purposes.

On November 24, 1995, the Fund acquired all of the net assets of Quest For Value U.S. Government Income Fund, pursuant to an Agreement and Plan of Reorganization approved by the Quest For Value U.S. Government Income Fund shareholders on November 16, 1995. The Fund issued 10,598,976, 967,755, and 284,411 shares of
Class A, Class B, and Class C beneficial interest, respectively, valued at $101,114,231, $9,222,705 and $2,710,439 in exchange for the net assets, resulting in combined Class A net assets of $518,859,988, Class B net assets of $21,270,443, and Class C net assets of $16,422,311 on November 24, 1995. The net assets acquired included net unrealized depreciation of $533,506. The exchange qualifies as a tax-free reorganization for federal income tax purposes.
=====================================================================
===========
7.  FUTURES CONTRACTS

The Fund may buy and sell interest rate futures contracts in order to gain exposure to or protect against changes in interest rates. The Fund may also buy or write put or call options on these futures contracts.

The Fund generally sells futures contracts to hedge against increases in interest rates and the resulting negative effect on the value of fixed rate portfolio securities. The Fund may also purchase futures contracts to gain exposure to changes in interest rates as it may be more efficient or cost effective than actually buying fixed income securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the contract is closed or expires.

Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

16  Oppenheimer U.S. Government Trust

OPPENHEIMER U.S. GOVERNMENT TRUST

=====================================================================
===========
OFFICERS AND TRUSTEES
Leon Levy, Chairman of the Board of Trustees
Robert G. Galli, Trustee
Benjamin Lipstein, Trustee
Bridget A. Macaskill, Trustee and President
Elizabeth B. Moynihan, Trustee
Kenneth A. Randall, Trustee
Edward V. Regan, Trustee
Russell S. Reynolds, Jr., Trustee
Sidney M. Robbins, Trustee
Donald W. Spiro, Trustee
Pauline Trigere, Trustee
Clayton K. Yeutter, Trustee
David Rosenberg, Vice President
George C. Bowen, Treasurer
Robert J. Bishop, Assistant Treasurer
Scott Farrar, Assistant Treasurer
Andrew J. Donohue, Secretary
Robert G. Zack, Assistant Secretary
=====================================================================
===========
INVESTMENT ADVISOR
OppenheimerFunds, Inc.
=====================================================================
===========
DISTRIBUTOR
OppenheimerFunds Distributors, Inc.
=====================================================================
===========
TRANSFER AND SHAREHOLDER SERVICING AGENT
OppenheimerFunds Services
=====================================================================
===========
CUSTODIAN OF PORTFOLIO SECURITIES
Citibank, N.A.
=====================================================================
===========
INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
=====================================================================
===========
LEGAL COUNSEL
Gordon Altman Butowsky Weitzen Shalov & Wein


The financial statements included herein have been taken from the records of the Fund without examination by the independent auditors.

This is a copy of a report to shareholders of Oppenheimer U.S. Government Trust. This report must be preceded or accompanied by a Prospectus of Oppenheimer U.S. Government Trust. For material information concerning the Fund, see the Prospectus.

Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, and are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.








17  Oppenheimer U.S. Government Trust

-----------------------
OPPENHEIMERFUNDS FAMILY
-----------------------

=====================================================================
===========
               OppenheimerFunds offers over 35 funds designed to fit virtually every investment goal. Whether you're investing for retirement, your children's education or tax-free income, we have the funds to help you seek your objective.
                    When you invest with OppenheimerFunds, you can feel comfor-
               table knowing that you are investing with a respected financial institution with over 35 years of experience in helping people just like you reach their financial goals. And you're investing with a leader in global, growth stock and flexible fixed-income investments--with over 2.8 million shareholder accounts and more than $41 billion under Oppenheimer's management and that of our affiliates.
                    At OppenheimerFunds, we don't charge a fee to exchange
               shares. And you can exchange shares easily by mail or by tele-phone.(1) For more information on Oppenheimer funds, please con-tact your financial advisor or call us at 1-800-525-7048 for a prospectus. You may also write us at the address shown on the back cover. As always, please read the prospectus carefully before you invest.

=====================================================================
===========
STOCK FUNDS    Global Emerging Growth Fund       Growth Fund
               Enterprise Fund                   Global Fund
               Discovery Fund                    Quest Global Value Fund
               Quest Small Cap Value Fund        Oppenheimer Fund
               Gold & Special Minerals Fund      Value Stock Fund
               Target Fund                       Quest Value Fund
=====================================================================
===========
STOCK & BOND   Main Street Income & Growth Fund  Global Growth & Income Fund
FUNDS          Quest Opportunity Value Fund      Equity Income Fund
               Total Return Fund                 Asset Allocation Fund
               Quest Growth & Income Value Fund  Strategic Income & Growth Fund

=====================================================================
===========
BOND FUNDS     International Bond Fund           Bond Fund
               High Yield Fund                   U.S. Government Trust
               Strategic Income Fund             Limited-Term Government Fund
               Champion Income Fund

=====================================================================
===========
TAX-EXEMPT     California Tax-Exempt Fund(2)     Pennsylvania Tax-Exempt Fund(2)
FUNDS          Florida Tax-Exempt Fund(2)        Tax-Free Bond Fund
               New Jersey Tax-Exempt Fund(2)     Insured Tax-Exempt Fund
               New York Tax-Exempt Fund(2)       Intermediate Tax-Exempt Fund

=====================================================================
===========
MONEY MARKET   Money Market Fund                 Cash Reserves
FUNDS

               1. Exchange privileges are subject to change or termination. Shares may be exchanged only for shares of the same class of eligible funds.
               2. Available only to investors in certain states. Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc., Two World Trade Center, New York, NY 10048-0203.
               -c-Copyright 1996 OppenheimerFunds, Inc. All rights reserved.


18  Oppenheimer U.S. Government Trust

INFORMATION

GENERAL INFORMATION
Monday-Friday 8:30 a.m.-8 p.m. ET
Saturday 10 a.m.-2 p.m. ET
--------------
1-800-525-7048
--------------

TELEPHONE TRANSACTIONS
Monday-Friday 8:30 a.m.-8 p.m. ET
--------------
1-800-852-8457
--------------

PHONELINK
24 hours a day, automated
information and transactions
--------------
1-800-533-3310
--------------

TELECOMMUNICATIONS DEVICE
FOR THE DEAF (TDD)
Monday-Friday 8:30 a.m.-8 p.m. ET
--------------
1-800-843-4461
--------------

OPPENHEIMERFUNDS
INFORMATION HOTLINE
24 hours a day, timely and insightful
messages on the economy and
issues that affect your investments
--------------
1-800-835-3104
--------------

RS0220.001.1295 February 28, 1996
------------------------------------------------------------------------------

"HOW MAY I HELP YOU?"                [PHOTO]

                              Jennifer Leonard, Customer Service Representative OppenheimerFunds Services

As an Oppenheimer funds shareholder, you have some special privileges. Whether it's automatic investment plans, informative newsletters and hotlines, or ready account access, you can benefit from services designed to make investing simple.
     And when you need help, our Customer Service Representatives are only a toll-free phone call away. They can provide information about your account and handle administrative requests. You can reach them at our General Information number.
     When you want to make a transaction, you can do it easily by calling our toll-free Telephone Transactions number. And, by enrolling in AccountLink, a convenient service that "links" your Oppenheimer funds accounts and your bank checking or savings account, you can use the Telephone Transactions number to make investments.
     For added convenience, you can get automated information with OppenheimerFunds PhoneLink service, available 24 hours a day, 7 days a week. PhoneLink gives you access to a variety of fund, account, and market information. Of course, you can always speak with a Customer Service Representative during the General Information hours shown at the left.
     You can count on us whenever you need assistance. That's why the International Customer Service Association, an independent, nonprofit organization made up of over 3,200 customer service management professionals from around the country, honored the Oppenheimer fund's transfer agent, OppenheimerFunds Services, with their Award of Excellence in 1993.
     So call us today--we're here to help.
------------------------------------------------------------------------------
[LOGO] OPPENHEIMERFUNDS-R-                                      --------------
       OppenheimerFunds Distributor, Inc.                       Bulk Rate
       P.O. Box 5270                                            U.S. Postage
       Denver, CO 80217-5270                                    PAID
                                                                Permit No. 314
                                                                Farmingdale, NY
                                                                --------------

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
       140 GARDEN STREET - HARTFORD, CONNECTICUT 06154 - 1-800-322-CMIA
                         PROSPECTUS -- OCTOBER 1, 1995

--------------------------------------------------------------------------------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC. (COMPANY) is a management investment company offering a broad range of investment alternatives through thirteen distinct mutual funds, including the following funds (Accounts):


CONNECTICUT MUTUAL LIQUID ACCOUNT (LIQUID ACCOUNT) is a money market fund offering a single class of shares. The Account seeks high current income consistent with preservation of capital and maintenance of liquidity by investing in money market instruments.


AN INVESTMENT IN THE LIQUID ACCOUNT IS NEITHER INSURED NOR GUARANTEED
BY THE
U.S. GOVERNMENT. THE LIQUID ACCOUNT SEEKS TO MAINTAIN A STABLE PRICE
PER SHARE
OF $1.00, BUT THERE CAN BE NO ASSURANCE THAT IT WILL BE ABLE TO DO SO.


                           CLASS A AND CLASS B SHARES



CONNECTICUT MUTUAL INCOME ACCOUNT (INCOME ACCOUNT) is a short-term bond fund.
The Account seeks high current income consistent with prudent investment risk and preservation of capital by investing primarily in fixed income debt securities having maturities or effective maturities of five years or less.


CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT (GOVERNMENT
SECURITIES ACCOUNT)
is a government securities fund. The Account seeks a high level of current income with a high degree of safety of principal by investing primarily in securities issued or guaranteed as to principal and interest by the U.S. Government and its agencies and in obligations that are fully collateralized or otherwise fully backed by U.S. Government securities.

CONNECTICUT MUTUAL TOTAL RETURN ACCOUNT (TOTAL RETURN ACCOUNT) is a balanced fund. The Account seeks to maximize total investment return (achieved from both capital appreciation and income) principally by allocating its assets among stocks, corporate bonds, U.S. Government securities and money market instruments.

CONNECTICUT MUTUAL GROWTH ACCOUNT (GROWTH ACCOUNT) is a growth fund. The Account seeks long term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.


Please read this prospectus before investing and keep it on file for future reference. The Prospectus contains important information, including how the Accounts invest and the services available to shareholders. A Statement of Additional Information (SAI), dated October 1, 1995, has been filed with the Securities and Exchange Commission and is incorporated herein by reference (and is legally considered a part of this prospectus). The SAI is available free upon request by calling 1-800-322-CMIA.



FOR A PROSPECTUS AND INFORMATION ABOUT OTHER MUTUAL FUNDS OFFERED
BY THE COMPANY

CALL 1-800-234-5606.


--------------------------------------------------------------------------------

SHARES OF THE ACCOUNTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR
GUARANTEED OR
ENDORSED BY, ANY BANK OR OTHER DEPOSITORY INSTITUTION, AND ARE NOT
FEDERALLY
INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL
RESERVE BOARD
OR ANY OTHER GOVERNMENT AGENCY. SHARES OF THE ACCOUNTS INVOLVE
INVESTMENT RISKS,
INCLUDING FLUCTUATIONS IN VALUE AND THE POSSIBLE LOSS OF SOME OR ALL
OF THE
PRINCIPAL INVESTMENT.
--------------------------------------------------------------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES
 AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES  COMMISSION  NOR
 HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Prospectus Page 1

                  Connecticut Mutual Investment Accounts, Inc.

                               TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                           PAGE
                                                                           ----

 Prospectus Summary......................................................     3

     Your Investment.....................................................     4

     Alternative Purchase Plan...........................................     6

     Your Shareholder Manual.............................................     7

     Summary of Investor Expenses........................................     9

 Financial Highlights....................................................    11

 Investment Objectives and Policies......................................    12

 Your Account............................................................    16

     How to Buy Shares...................................................    16

     How to Sell Shares..................................................    19

     How to Exchange Shares..............................................    20

     Investor Services...................................................    21

     Transaction Details.................................................    23

 Management..............................................................    25

     The Manager.........................................................    25

     Breakdown of Expenses...............................................    26

 Dividends, Capital Gains and Taxes......................................    28

 The Company.............................................................    30

     Performance.........................................................    31

 Risk Factors, Securities and Investment Techniques......................    32

 Appendix A: Description of Securities Ratings...........................   A-1

 Appendix B: Credit Quality Distribution.................................   B-1

                               Prospectus Page 2

                  Connecticut Mutual Investment Accounts, Inc.

                               PROSPECTUS SUMMARY

--------------------------------------------------------------------------------

                       CONNECTICUT MUTUAL LIQUID ACCOUNT
                       CONNECTICUT MUTUAL INCOME ACCOUNT
                CONNECTICUT MUTUAL GOVERNMENT SECURITIES ACCOUNT
                    CONNECTICUT MUTUAL TOTAL RETURN ACCOUNT
                       CONNECTICUT MUTUAL GROWTH ACCOUNT


THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE
DETAILED
INFORMATION APPEARING IN THE BODY OF THIS PROSPECTUS. CROSS-REFERENCES
IN THIS
SUMMARY REFER TO HEADINGS IN THE BODY OF THE PROSPECTUS.



 INVESTMENT OBJECTIVES                     Liquid Account is a money market fund
and seeks high
current income consistent with
                                           preservation of capital and
maintenance of liquidity. Income Account is
a short-term
                                           bond fund and seeks high current
income consistent with prudent
investment risk and
                                           preservation of capital. Government
Securities Account is a government
securities
                                           fund and seeks a high level of current
income with a high degree of safety
of
                                           principal and interest. Total Return
Account is a balanced fund seeking
to maximize
                                           total investment return. Growth
Account is a growth fund and seeks long-
term growth
                                           of capital.
 INVESTMENT MANAGER                        G.R. Phelps & Co., Inc. (G.R. Phelps),
an indirect
subsidiary of Connecticut Mutual
                                           Life Insurance Company (Connecticut
Mutual), with over $2.7 billion in
assets under
                                           management.
 DISTRIBUTOR                               Connecticut Mutual Financial Services,
L.L.C. (CMFS), an
indirect subsidiary of
                                           Connecticut Mutual.
 ALTERNATIVE PURCHASE PLAN:                Each Account, except the Liquid
Account, offers
Class A and Class B shares, each with
                                           different expense levels and a public
offering price that reflects different
sales
                                           charges. The Liquid Account offers a
single class of shares.
 / / CLASS A SHARES                        Offered at net asset value plus any
applicable sales charge
(maximum is 5.00% of
                                           public offering price) and subject to
Rule 12b-1 fees at the rate of up to
0.25% of
                                           the average daily net assets of the
Class A shares.
 / / CLASS B SHARES                        Offered at net asset value (a maximum
deferred sales charge
of 5% of the lesser of
                                           the shares' net asset value or the
original purchase price is imposed on
certain
                                           redemptions made within six years of
date of purchase) and subject to
Rule 12b-1 fees
                                           at the rate of up to 1.00% of the
average daily net assets of the Class B
shares.
 / / LIQUID ACCOUNT SHARES                 Offered at net asset value and subject
to Rule 12b-1
fees at the rate of up to 0.10%
                                           of the average daily net assets of the
shares.
 SHARES AVAILABLE THROUGH                  Many brokerage firms nationwide, or
directly
through the Accounts' distributor, CMFS.
 EXCHANGE PRIVILEGES                       Shares of one Account (other than
Liquid Account) may
be exchanged for shares of the
                                           corresponding class of other Accounts
in the Company without a sales
charge.
                                           Exchanges of shares of Liquid Account
for shares of any other Account
will be subject
                                           to the sales charge applicable to such
other Account.


                               Prospectus Page 3

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

 DIVIDENDS AND                             Dividends will be paid semi-annually
for Growth Account and
Total Return Account and
  OTHER DISTRIBUTIONS                      monthly for Government Securities
Account and Income
Account from available net
                                           investment income. Dividends from net
investment income of Liquid
Account are
                                           declared daily and paid monthly. All
realized net capital gains, if any, will
be
                                           distributed at least annually.
 DIVIDEND REINVESTMENT                     Distributions may be reinvested in
Account shares of
the same class or in a
                                           corresponding class of the other
Accounts (except Liquid Account) in the
Company
                                           automatically without a sales charge.
See "Investor Services" for a
discussion of
                                           Liquid Account dividend reinvestment
privileges.
 FIRST PURCHASE                            $1000 minimum ($250 for IRAs and
reduced amounts for
retirement plans). Automatic
                                           Investment Plans may be established
without regard to a minimum initial
investment.
 SUBSEQUENT PURCHASES                      $50 minimum.
 OTHER FEATURES:

 / /CLASS A SHARES AND                     Statement of Intention; Quantity
Discounts; Rights of
Accumulation; Reinstatement
  LIQUID ACCOUNT SHARES                    Privilege; Systematic Withdrawal Plan;
Automatic
Investment Plan; Dollar Cost
                                           Averaging Program; Automatic Dividend
Diversification; Check Writing
(Liquid Account
                                           only).
 / / CLASS B SHARES                        Automatic Investment Plan; Dollar Cost
Averaging Program;
Automatic Dividend
                                           Diversification; Systematic Withdrawal
Plan.


--------------------------------------------------------------------------------

YOUR INVESTMENT


THE ACCOUNTS. Each Account is a diversified series of the Company, a registered open-end management investment company. Each Account's shares are available through broker/dealers that have entered into agreements to sell shares with the Accounts' distributor, CMFS. Shares also may be acquired directly through CMFS or through exchanges of shares of the other accounts in the Company. Shares of the Liquid Account may be acquired through the exchange of either Class A or Class B shares of the other Accounts in the Company. See "Your Shareholder Manual," "How to Buy Shares" and "How to Exchange Shares." Shares may be redeemed either through broker/ dealers or National Financial Data Services (Transfer Agent). See "Your Shareholder Manual" and "How to Sell Shares."


INVESTMENT MANAGER. G.R. Phelps is the investment manager (Manager) and administrator for each of the Accounts. G.R. Phelps provides investment management and/or administrative services to all of the accounts in the Company as well as other mutual funds and institutional clients. G.R. Phelps is an indirect subsidiary of Connecticut Mutual and has been a registered investment adviser since 1976. Connecticut Mutual is the sixth oldest life insurance company in the United States, and the oldest life insurance company in Connecticut.

INVESTMENT OBJECTIVES, TECHNIQUES AND RISK FACTORS. Each Account has a different investment objective and policies and is subject to certain risks. See "Investment Objectives and Policies" and "Risk Factors, Securities and Investment Techniques."


The LIQUID ACCOUNT seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing exclusively in money market instruments. These are high quality, short-term U.S. dollar denominated securities and include U.S. Government obligations, commercial paper, certificates of deposit, bankers' acceptances, bank deposits and other corporate debt securities. The Account seeks to maintain a constant net asset value of $1 per share by investing in securities having an actual or effective maturity of 365 days or less and maintaining a dollar weighted average portfolio maturity of 90 days or less. There can be no assurance that the Account will maintain a stable net asset value per share.


                               Prospectus Page 4

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

The INCOME ACCOUNT seeks high current income consistent with prudent investment risk and preservation of capital. The Account invests primarily in corporate debt securities with remaining maturities of five years or less or mortgage debt securities with prepayment features which, in the judgment of the Manager, will result in payment of interest and principal such that the effective maturity of the securities is five years or less. The Account anticipates maintaining an average dollar weighted portfolio maturity of generally between two and three years. The Account invests at least 75% of its total assets in U.S. Government and U.S. Government-related securities, dollar-denominated foreign government and corporate securities and short-term investments, all of which are rated at least investment grade or, if unrated, judged to be of equivalent quality by the Manager. The Account may invest up to 25% of its assets in lower quality debt securities (commonly referred to as junk bonds) and preferred stocks. Consistent with these policies the Account may invest up to 5% of its assets in non-dollar-denominated securities of foreign issuers.


The GOVERNMENT SECURITIES ACCOUNT seeks a high level of current income with a high degree of safety of principal. The Account invests primarily in U.S. Government securities and U.S. Government-related securities, including collateralized mortgage obligations. The remainder of its assets may be invested in other investment grade debt obligations and private issuers. The Account may enter into mortgage dollar roll transactions to enhance its yield.



The TOTAL RETURN ACCOUNT seeks to maximize total investment return principally by allocating its assets among stocks, bonds and money market instruments. The Account's debt securities are expected to have a portfolio maturity of 6 to 12 years. The Account may invest up to 25% of its total assets in the aggregate in debt securities and preferred stocks rated below investment grade (commonly called junk bonds) and unrated securities determined by the manager to be of comparable credit quality. Consistent with these policies the Account may invest to a limited extent in securities of foreign issuers.

The GROWTH ACCOUNT seeks long term growth of capital by investing primarily in common stocks with low price earning ratios and better than anticipated earnings. Realization of current income is a secondary consideration. In selecting investments for the Growth Account, the Manager uses a quantitative investment discipline in combination with fundamental securities analysis. The Account may invest the remainder of its assets in corporate and U.S. Government debt obligations including convertible bonds rated below investment grade but not rated below B.


RISK FACTORS. There is no assurance that any Account will achieve its investment objective. Each Account's net asset value (except, generally, Liquid Account's net asset value) will change reflecting fluctuations in the market value of its portfolio positions. Any Account's portfolio of fixed income securities will generally fluctuate inversely with changes in interest rates. Investments by the Income Account, Total Return Account and Growth Account in lower rated securities involve greater risk of default and price volatility than higher rated obligations. Also, investments by the Income Account, Total Return Account and Growth Account in foreign securities involve risks not normally associated with U.S. securities relating to political and economic developments and differences in the regulations to which U.S. and foreign issuers are subject. Foreign denominated foreign securities also involve risk of adverse changes in foreign currency exchange rates. An Account's participation in currency transactions, options and futures transactions and investment in certain derivative instruments also involve special risks and transaction costs. See "Risk Factors, Securities and Investment Techniques."



EXPENSES. Each Account pays G.R. Phelps an investment advisory fee based on the average daily net assets of the Account, as described under "Management -- The Manager." As the Accounts' distributor, CMFS collects the sales charges imposed on purchases of Class A shares, and reallows all or a portion of such charges to broker/dealers that have made such sales. In addition, CMFS collects any contingent deferred sales charges (CDSC) that may be imposed on certain redemptions of Class A shares, on redemptions of Class B shares and on redemptions of shares of the Liquid Account that were acquired in an exchange from Class B shares of each other Account in the Company. CMFS also pays broker/ dealers upon their sales of Class B shares and pays broker/dealers and other financial institutions ongoing commission payments for servicing shareholder accounts. See "Your Account -- How to Buy Shares."


                               Prospectus Page 5

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


Pursuant to separate distribution plans for the Liquid Account's shares and for each of the other Account's Class A shares and Class B shares adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (1940 Act), each Account may pay CMFS a fee at an annual rate that is a certain percentage of the average daily net assets of the Liquid Account's shares or the other Account's Class A shares or Class B shares (as appropriate) as reimbursement for its expenditures incurred in distributing and servicing the Liquid Account's shares or the other Account's Class A shares or Class B shares, respectively.

Each Account pays all expenses not required to be assumed by G.R. Phelps or other agents. From time to time, G.R. Phelps may agree not to impose all or a portion of its advisory fee and/or undertake to pay or reimburse an Account for all or a portion of its expenses not otherwise required to be borne or reimbursed by G.R. Phelps. See "Management -- Breakdown of Expenses."

--------------------------------------------------------------------------------


ALTERNATIVE_ PURCHASE_ PLAN



Each Account except the Liquid Account offers investors two classes of shares. The Liquid Account offers a single class of shares. The primary distinction between the two classes of shares lies in their sales charge structures and ongoing expenses. See "Summary of Investor Expenses." Each class bears the separate expenses of its Rule 12b-1 plan and its transfer agency fees and expenses. Each class has a separate exchange privilege. See "Your Account -- How to Exchange Shares" and "The Company." Class A and Class B shares of an Account represent interests in the same portfolio of investments of that Account and have the same rights, except as noted. Each class has exclusive voting rights with respect to its Rule 12b-1 plan. Dividends and other distributions paid by each Account with respect to its Class A and Class B shares are calculated in the same manner and at the same time. The per share dividends on Class B shares of an Account will be lower than those on Class A shares of that Account as a result of the higher Rule 12b-1 fees applicable with respect to Class B shares.


CLASS A SHARES. An investor who purchases Class A shares pays a sales charge at the time of purchase. As a result, Class A shares are not subject to any charges when they are redeemed except as described in "How To Buy Shares -- Contingent Deferred Sales Charge -- Class A Shares." Certain purchases of Class A shares qualify for reduced sales charges. See "How To Buy Shares -- Reducing or Eliminating Your Sales Charge -- Class A Shares." Class A shares currently bear a Rule 12b-1 fee at an annual rate of up to 0.25% of the Fund's average net assets attributable to Class A shares.



CLASS B SHARES. Class B shares are sold without an initial sales charge, but are subject to a CDSC of up to 5.00% if redeemed within six years. Class B shares also bear a higher Rule 12b-1 fee than Class A shares, currently at an annual rate of up to 1.00% of the Fund's average net assets attributable to Class B shares. Class B shares will automatically convert into Class A shares, based on relative net asset value, eight years after purchase. See "How To Buy Shares -- Purchasing Class B Shares."



CHOOSING AN ALTERNATIVE. Over time, the cumulative expense of the 1.00% annual Rule 12b-1 fees of the Class B shares will approximate or exceed the expense of the applicable 5.00% maximum initial sales charge plus the 0.25% Rule 12b-1 fees of the Class A shares. If you expect to maintain your investment in an Account over the long-term but do not qualify for a reduced sales charge, you might elect to purchase Class A shares. Class B investors, however, enjoy the benefit of permitting all their dollars to work from the time the investments are made. Any positive investment return on this additional invested amount would partially or wholly offset the higher annual expenses borne by Class B shares. Because the timing and amount of the Account's future returns cannot be predicted, however, there can be no assurance that such a positive return will be achieved. Class B shareholders pay a CDSC if they are redeemed during the first six years after purchase, unless a sales charge waiver applies. If you expect to redeem Class B shares during this period, you


                               Prospectus Page 6

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

should consider the cost of the applicable CDSC in addition to the annual Class B Rule 12b-1 fees.


MAXIMUM INVESTMENTS. Class B share purchases over $500,000 will be treated as purchases of Class A shares or declined.


REDUCED SALES CHARGES. Class A share purchases over $500,000 and Class A share purchases made under an Account's reduced sales charge plans may be made at a lower initial sales charge. See "How to Buy Shares" for a complete list of reduced sales charges applicable to Class A purchases.


WAIVERS OF SALES CHARGES. The entire initial sales charge on Class A shares of an Account may be waived for certain eligible purchasers and these purchasers' entire purchase price would be immediately invested in an Account. The CDSC may be waived upon redemption of certain Class B shares. If you are eligible for complete waivers of the initial sales charge you should purchase Class A shares. See "How to Buy Shares" for a complete list of initial sales charge waivers applicable to Class A purchases and CDSC waivers applicable to Class B purchases. A 1.00% CDSC is imposed on certain redemptions of Class A shares on which no initial sales charge was assessed.



The CDSC on the Class B shares and the initial sales charge on the Class A shares are both intended to compensate CMFS and selling broker/ dealers for their distribution services. Broker/ dealers may receive different levels of compensation for selling a particular class of shares of an Account.



See "Your Account" for a more complete description of the sales charges, Rule 12b-1 fees and investor services applicable to shares of the Accounts.


--------------------------------------------------------------------------------

YOUR SHAREHOLDER MANUAL


                                                              INITIAL
SUBSEQUENT
MINIMUM INVESTMENTS                                         INVESTMENT*
INVESTMENT
------------------------------------------------------------------------------
------

/ /Automatic Investment Plans                                  $    0         $50

/ /IRAs and other tax qualified plans; deferred
   compensation plans                                          $  250         $50
/ /  All other purchases                                       $1,000         $50


* Minimums may be waived for certain automated payroll deduction plans.


 BUYING SHARES           TO OPEN AN ACCOUNT          TO ADD TO AN ACCOUNT
 ----------------------------------------------------------------------------
 BY MAIL            / /Complete and sign the     / /Make your check payable
                    application.                 to "CMIA." Indicate your
                     Make your check payable to     account number on your
                       "CMIA."                      check and mail to the
                     Mail to CMIA, P.O. Box         address printed on your
                       419694                       account statement.
                     Kansas City, MO 64179-0938.
                                                 / /Exchange by mail: call
                                                 1-800-322-CMIA (select
                                                    option "2") for
                                                    instructions.
 ----------------------------------------------------------------------------
 BY WIRE            / /Call 1-800-322-CMIA by    / /Call 1-800-322-CMIA by
                    12:00 noon Eastern Time on   12:00 noon Eastern Time on
                       the day of investment to     the day of investment to
                       set up your account and      arrange a wire
                       arrange a wire               transaction.
                       transaction.
                    / /Wire by 4:00 p.m. Eastern / /Wire by 4:00 p.m. Eastern
                       Time to:                     Time to:
                     State Street Bank and Trust  State Street Bank and Trust
                     Company                      Company
                     Bank Routing # 011000028     Bank Routing # 011000028
                     NFDS Account # 99042129      NFDS Account # 99042129
                     Specify Account name, class  Specify Account name, class
                     of shares and include your   of shares and include your
                     name and account number.     name and account number.


                               Prospectus Page 7

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

 BUYING SHARES           TO OPEN AN ACCOUNT          TO ADD TO AN ACCOUNT
 ----------------------------------------------------------------------------
 BY PHONE           / /Exchange from another     / /Exchange from another
 1-800-322-CMIA        account in the same class    account in the same class
 (select option        (or from the Liquid          (or from the Liquid
 "2")                  Account) with the same       Account) with the same
                       registration, including      registration, including
                       name, address and            name, address and
                       taxpayer ID number.          taxpayer ID number.
 ----------------------------------------------------------------------------
 AUTOMATICALLY      / /You may not open an       / /Establish an Automatic
                       account automatically, but   Investment Plan or Dollar
                       you may complete and sign    Cost Averaging Investment
                       an application; make your    Program. Sign up for
                       check payable to CMIA;       these services when
                       and mail to the address      opening your account by
                       indicated on the             completing Section 9 on
                       application.                 the enclosed application,
                                                    or call 1-800-322-CMIA
                                                    for information about
                                                    adding these services to
                                                    your account or complete
                                                    an Automatic Investment
                                                    Plan application.
 ----------------------------------------------------------------------------
 SELLING SHARES     ACCOUNT TYPE                 SPECIAL REQUIREMENTS
 ----------------------------------------------------------------------------
 BY MAIL            / /Individual, Joint Tenant, / /The letter of instruction
                       Sole Proprietorship, UGMA,   must be signed by all
                       UTMA                         persons required to sign
                                                    for transactions, exactly
                                                    as their names appear on
                                                    the account.
 Each redemption
 request is limited / /Retirement Account        / /The account owner should
 to $50,000 unless                                  complete a retirement
 you have provided                                  distribution form. Call
 a signature                                        1-800-322-CMIA to request
                                                    one.
 guarantee.         / /Trust                     / /The trustee must sign the
                                                    letter indicating capacity
                                                    as trustee. If the
                                                    trustee's name is not in
                                                    the account registration,
                                                    provide a copy of the
                                                    trust document certified
                                                    within the last 60 days.
                    / /Business or Organization  / /At least one person
                                                    authorized by corporate
                                                    resolution to act on the
                                                    account must sign the
                                                    letter. Include a
                                                    corporate resolution with
                                                    corporate seal or a
                                                    signature guarantee.
                    / /Executor, Administrator,  / /Call 1-800-322-CMIA for
                    Conservator, Guardian           instructions.
 ----------------------------------------------------------------------------
 BY PHONE           / /All account types except  / /Minimum request: $500,
 1-800-322-CMIA        retirement                   unless closing an account.
                                                    Limited to $50,000 per
                                                    day.
 (select option     / / All account types        / /You may exchange to the
 "2")                                               same class of other Accounts
                                                    (or to the Liquid Account
                                                    shares) if both accounts
                                                    are registered with the
                                                    same name(s), address and
                                                    taxpayer ID number.
 ----------------------------------------------------------------------------
 BY WIRE            / /All account types except  / /Minimum wire: $1,000.
                       retirement
                                                 / /Each redemption request
                                                    is limited to $50,000 unless
                                                    you have provided a
                                                    signature guarantee.
                                                 / /A voided check and your
                                                    signature, which must be
                                                    signature guaranteed,
                                                    must accompany a wire
                                                    redemption request unless
                                                    you elected Telephone
                                                    Redemption on the initial
                                                    application.
                                                 / /Your wire redemption
                                                    request must be received
                                                    before 4:00 p.m. Eastern
                                                    time for money to be
                                                    wired on the next
                                                    business day.


                               Prospectus Page 8

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

SUMMARY OF INVESTOR EXPENSES


The following table lists Shareholder Transaction Expenses and estimated Annual Operating Expenses for the current fiscal year related to an investment in shares of the Liquid Account and Class A and Class B shares of each of the other Accounts. Annual Operating Expenses are based on expenses for shares of the Liquid Account and Class A shares incurred in the fiscal year ended December 31, 1994. Annual operating expenses of Class B shares are based on estimated expenses that would have been incurred during the previous fiscal year had Class B shares been outstanding.



   GOVERNMENT

   SECURITIES        TOTAL RETURN
GROWTH
                                                             INCOME ACCOUNT
    ACCOUNT            ACCOUNT
      ACCOUNT
                                                            -----------------
----------------   ----------------   -------
                                                   LIQUID    CLASS     CLASS
 CLASS    CLASS     CLASS
CLASS     CLASS
                                                   ACCOUNT     A         B
   A        B         A        B         A
                                                   ------   -------   -------
-------   ------   -------   ------   -------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)............  None      4.00%     None
 4.00%    None      5.00%
None      5.00%
Deferred Sales Load (as a percentage of original
  purchase price or redemption proceeds, as
  applicable)....................................  None(1)   None(2)   5.00%
 None(2)  5.00%     None(2)  5.00%
   None(2)
Exchange Fee(3)..................................  None      None      None
 None     None      None     None
    None
ANNUAL OPERATING EXPENSES OF EACH ACCOUNT
  (as a percentage of average net assets)
Management Fees..................................   .50%     .625%     .625%
 .625%    .625%     .625%
 .625%     .625%
12b-1 Fees (net of expense limits, if any).......   .00(4)    .00(5)   1.00
  .00(5)  1.00       .25(5)  1.00
     .25(5)
Other Expenses (net of expense limits, if any)...   .43       .00(6)    .00(6)
 .285     .285      .335     .335
    .395
                                                   ----     -----     ------
-----     -----    -----     -----    -----
TOTAL ANNUAL OPERATING EXPENSES OF EACH
  ACCOUNT........................................   .93%     .625%    1.625%
  .91%    1.91%     1.21%
1.96%     1.27%
                                                   ----     -----     ------
-----     -----    -----     -----    -----
                                                   ----     -----     -----
-----     -----    -----     -----    -----


                                                   CLASS
                                                     B
                                                   ------
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Load Imposed on Purchases
  (as a percentage of offering price)............  None
Deferred Sales Load (as a percentage of original
  purchase price or redemption proceeds, as
  applicable)....................................  5.00%
Exchange Fee(3)..................................  None
ANNUAL OPERATING EXPENSES OF EACH ACCOUNT
  (as a percentage of average net assets)
Management Fees..................................  .625%
12b-1 Fees (net of expense limits, if any).......  1.00
Other Expenses (net of expense limits, if any)...  .395
                                                   -----
TOTAL ANNUAL OPERATING EXPENSES OF EACH
  ACCOUNT........................................  2.02%
                                                   -----
                                                   -----


---------


         (1)
  Shares of the Liquid Account acquired by exchange from Class A or Class B shares of any other Account which are subject to a CDSC will be subject to a CDSC if redeemed. The CDSC will be at a rate equal to the CDSC rate on the original shares when exchanged. See "How To Sell Shares."


         (2)
  Purchases of $500,000 or more are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1% if the shares are redeemed within 12 months after the calendar month of purchase. See "How to Buy Shares -- Contingent Deferred Sales Charge -- Class A Shares."


         (3)
  All exchanges in excess of 12 exchanges in a 12-month period are subject to an exchange fee of .75% of the net asset value of the shares redeemed. See "Exchange Restrictions."



         (4)
  During the fiscal year ended December 31, 1994, the Account's distributor agreed not to impose any reimbursement to which it would otherwise have been entitled pursuant to Liquid Account's Rule 12b-1 distribution plan. Absent such an agreement, the Liquid Account would have incurred distribution expenses pursuant to its Rule 12b-1 Plan of .10% of the average daily net assets of the Account and Total Annual Operating Expenses would have been 1.03% of such assets. The Liquid Account may pay, in 1995, a portion of the maximum amount payable annually under the Rule 12b-1 plan, which is .10% of the average daily net assets of the Account.


         (5)
  Each Account (other than Liquid Account) adopted a Class A Rule 12b-1 plan, effective January 1, 1995, pursuant to which each such Account may pay CMFS up to .25% annually of such Account's Class A related average net assets in reimbursement for distribution and shareholder services. CMFS has temporarily agreed not to impose any fees to which it would otherwise be entitled under the Class A Rule 12b-1 plans for Income Account and Government Securities Account for the current fiscal year. In the absence of such agreements by CMFS, the Class A Rule 12b-1 fees of each such Account would have been .25% of the average daily net assets of the Account attributable to its Class A shares and the total annual operating expenses of Class A shares of Income Account and Government Securities Account would have been .875% and 1.16%, respectively. The Rule 12b-1 fees with respect to Class A shares for Total Return Account and Growth Account have been restated to reflect the imposition of the full .25% Class A Rule 12b-1 fee for each such Account as of May 1, 1995.


         (6)
  Until December 31, 1995, CMFS has temporarily agreed to limit the other expenses (not including Rule 12b-1 fees and other class-specific expenses) related to the Income Account. In the absence of such an agreement, the estimated expenses related to Class A shares and Class B shares would be .315% and .315%, respectively, and estimated Total Annual Operating Expenses of the Account related to Class A shares and Class B shares for the current fiscal year would be .94% and 1.94%, respectively.



   EXAMPLE: Assuming that an Account's (other than the Liquid Account's) annual return is 5% and that its operating expenses are exactly as described above, if you closed your account after the number of years indicated below, for every $1,000 invested, your investment would bear the following amounts in total expenses:




GOVERNMENT    TOTAL
                                                                  INCOME
SECURITIES   RETURN    GROWTH
                                                                  ACCOUNT
ACCOUNT     ACCOUNT   ACCOUNT
                                                                  -------
----------   -------   -------
CLASS A SHARES
    After 1 year................................................    $ 46
$ 49        $ 62      $ 62
    After 3 years...............................................      71
 73          86        88
    After 5 years...............................................      98
 99         113       116
    After 10 years..............................................     174
173         189       195


                               Prospectus Page 9

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


GOVERNMENT    TOTAL
                                                                  INCOME
SECURITIES   RETURN    GROWTH
                                                                  ACCOUNT
ACCOUNT     ACCOUNT   ACCOUNT
                                                                  -------
----------   -------   -------
CLASS B SHARES
  ASSUMING COMPLETE REDEMPTION AT END OF PERIOD
    After 1 year................................................    $ 67
$ 69        $ 70      $ 71
    After 3 years...............................................      98
100         102       103
    After 5 years...............................................     122
123         126       129
    After 10 years..............................................     204
204         209       216
  ASSUMING NO REDEMPTION
    After 1 year................................................    $ 17
$ 69        $ 20      $ 21
    After 3 years...............................................      58
100          62        63
    After 5 years...............................................     102
123         106       109
    After 10 years..............................................     204
204         209       216



  With respect to the Liquid Account, your investment, based on the same assumptions as set forth in the paragraph above, would bear the following amounts in total expenses:



    After 1 year................................................    $  9
    After 3 years...............................................      30
    After 5 years...............................................      51
    After 10 years..............................................     114



The purpose of the above table and Example is to summarize the aggregate expenses of Class A and Class B shares of each Account and the shares of the Liquid Account and to assist investors in understanding the various costs and expenses that investors in an Account will bear directly or indirectly. See "Breakdown of Expenses." THESE EXAMPLES ILLUSTRATE THE EFFECT OF EXPENSES, AND
SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES;
ACTUAL
EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



Shareholders should be aware that the Accounts' payment of distribution fees may result in long-term shareholders indirectly paying more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc. (NASD).


                               Prospectus Page 10

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------


The following information for the period ended December 31, 1994 has been derived from audited financial statements together with the auditors' report for the year ended December 31, 1994 which is included in the Statement of Additional Information and incorporated herein by reference. The information for the six months ended June 30, 1995 is unaudited. Additional information about the performance of Class A shares of each Account and the Liquid Account shares is contained in the Company's 1994 Annual Report to Shareholders which may be obtained without charge by calling or writing the Company at the telephone number or address on the cover page of this Prospectus. No financial highlights exist for Class B shares.



Selected data for a Class A share and, with respect to the Liquid Account, a Liquid Account share, of capital stock outstanding throughout the period:


                                    NET
                                   REALIZED DISTRIBUTIONS  NET  NET
                                     &       FROM        ASSET  ASSET
                                   UNREALIZED  NET       VALUE  VALUE
                         DIVIDENDS  GAIN    REALIZED      AT     AT
                  NET    FROM NET  (LOSS)      GAIN     BEGINNING  END
YEARS ENDED  INVESTMENT  INVESTMENT ON          ON         OF      OF
DECEMBER 31     INCOME   INCOME   INVESTMENTS  INVESTMENTS PERIOD PERIOD
---------------  ------  --------  ------   ------   -----  -----
LIQUID ACCOUNT
  1985           $.0729  $(.0729)  $-       $-       $1.00  $1.00
  1986            .0588   (.0588)   -        -        1.00   1.00
  1987            .0581   (.0581)   -        -        1.00   1.00
  1988            .0664   (.0664)   -        -        1.00   1.00
  1989            .0822   (.0822)   -        -        1.00   1.00
  1990            .0731   (.0731)   -        -        1.00   1.00
  1991            .0522   (.0522)   -        -        1.00   1.00
  1992            .0287   (.0287)   -        -        1.00   1.00
  1993            .0227   (.0227)   -        -        1.00   1.00
  1994            .0334   (.0334)   -        -        1.00   1.00
  6/30/95         .0256   (.0256)   -        -        1.00   1.00
  (unaudited)
GOVERNMENT SECURITIES ACCOUNT
  1985(a)         .24     (.21)      .70     -       10.00  10.73
  1986            .92     (.92)      .28     (.11)   10.73  10.90
  1987            .84     (.84)     (.52)    (.21)   10.90  10.17
  1988            .84     (.85)     (.05)    (.05)   10.17  10.06
  1989            .84     (.84)      .52     -       10.06  10.58
  1990            .84     (.84)      .10     -       10.58  10.68
  1991            .85     (.85)      .68     -       10.68  11.36
  1992            .77     (.77)     (.12)    (.05)   11.36  11.19
  1993            .70     (.70)      .36     (.64)   11.19  10.91
  1994            .69     (.69)    (1.14)    (.01)   10.91   9.76
  6/30/95         .37     (.36)      .67     -        9.76  10.44
  (unaudited)
INCOME ACCOUNT
  1985(a)         .24     (.23)      .54     -       10.00  10.55
  1986            .83     (.83)      .57     (.08)   10.55  11.04
  1987            .76     (.76)     (.56)    (.51)   11.04   9.97
  1988            .84     (.85)     (.19)    -        9.97   9.77
  1989            .88     (.88)      .02     -        9.77   9.79
  1990            .94     (.94)     (.35)    -        9.79   9.44
  1991            .81     (.81)      .47     -        9.44   9.91
  1992            .79     (.79)     (.16)    -        9.91   9.75
  1993            .65     (.65)      .11     -        9.75   9.86
  1994            .68     (.68)     (.72)    -        9.86   9.14
  6/30/95         .33     (.33)      .30     -        9.14   9.44
  (unaudited)
TOTAL RETURN ACCOUNT
  1985(a)         .13     (.12)      .90     -       10.00  10.91
  1986            .31     (.30)      .99     (.04)   10.91  11.87
  1987            .38     (.38)      .13    (1.09)   11.87  10.91
  1988            .53     (.53)      .60     -       10.91  11.51
  1989            .76     (.76)     1.81     (.63)   11.51  12.69
  1990            .66     (.66)     (.68)    (.07)   12.69  11.94
  1991            .54     (.54)     2.79     (.71)   11.94  14.02
  1992            .50     (.50)      .86    (1.07)   14.02  13.81
  1993            .48     (.48)     1.70     (.97)   13.81  14.54
  1994            .55     (.55)     (.86)    (.24)   14.54  13.44
  6/30/95         .31     (.30)     1.44     -       13.44  14.89
  (unaudited)

                            RATIO OF
                 RATIO OF     NET                    NET
                 OPERATING  INVESTMENT              ASSETS
                 EXPENSES    INCOME                 AT END
                    TO         TO                     OF
                 AVERAGE    AVERAGE                 PERIOD   ANNUAL
YEARS ENDED        NET        NET      PORTFOLIO     (IN     TOTAL
DECEMBER 31       ASSETS     ASSETS    TURNOVER    THOUSANDS) RETURN(C)
---------------  --------   --------   ---------   --------  -----
LIQUID ACCOUNT
  1985            1.00%      7.30%     n/a         $65,098    7.50%
  1986            1.00       5.88      n/a          74,111    6.03
  1987            1.00       5.81      n/a          68,908    5.97
  1988            1.04       6.64      n/a          73,921    6.82
  1989            1.06       8.22      n/a          87,264    8.53
  1990            1.06       7.31      n/a          84,387    7.53
  1991            1.01       5.22      n/a          69,932    5.31
  1992            1.02       2.87      n/a          67,549    2.89
  1993             .95       2.27      n/a          76,620    2.30
  1994             .93       3.34      n/a          63,946    3.40
  6/30/95          .94(b)    5.16(b)   n/a          63,864    2.58
  (unaudited)
GOVERNMENT SECU
  1985(a)         1.50(b)    8.00(b)   468.56%(b)   12,890    9.40
  1986            1.27       8.92      111.68       22,947   11.66
  1987            1.24       8.12      207.67       24,703    3.33
  1988            1.16       8.27      175.50       35,910    7.99
  1989            1.19       8.14       68.14       41,561   14.10
  1990            1.16       8.07       44.19       47,524    9.44
  1991            1.07       7.83       27.50       55,332   15.03
  1992            1.01       6.92      131.79       67,612    6.07
  1993             .93       6.03      224.02       77,596    9.56
  1994             .91       6.71      156.90       60,162   (4.18)
  6/30/95          .94(b)    7.17(b)    55.89(b)    51,528   10.83
  (unaudited)
INCOME ACCOUNT
  1985(a)         1.50(b)    8.20(b)   242.68(b)    11,048    7.80
  1986            1.29       7.69      164.13       14,620   13.54
  1987            1.27       7.32      231.39       15,367    2.03
  1988            1.24       8.43      150.04       16,789    6.70
  1989            1.27       8.93       52.95       18,705    9.56
  1990            1.24       9.78       90.20       19,809    6.33
  1991            1.12       8.44       50.44       22,839   14.22
  1992             .63       8.09      109.47       38,675    6.60
  1993             .63       6.56      145.94       48,636    7.97
  1994             .63       7.16       62.88       46,547   (0.42)
  6/30/95          .63(b)    7.13       37.88(b)    46,109    6.97
  (unaudited)
TOTAL RETURN AC
  1985(a)         1.50(b)    4.46(b)    49.82(b)    12,083   10.34
  1986            1.26       3.22      143.32       35,382   11.88
  1987            1.08       3.15      197.79       44,770    3.92
  1988            1.11       4.61      223.62       54,253   10.40
  1989            1.20       5.90      149.22       65,071   22.61
  1990            1.24       5.31      115.45       66,382   (0.21)
  1991            1.20       4.02      122.40       86,455   28.21
  1992            1.11       3.61      177.85      109,701    9.90
  1993            1.02       3.40      155.16      171,205   15.89
  1994             .96       3.80      115.01      177,904   (2.11)
  6/30/95         1.20(b)    4.39(b)    53.78(b)   202,718   13.04
  (unaudited)


                               Prospectus Page 11

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                    NET
                                   REALIZED DISTRIBUTIONS  NET  NET
                                     &       FROM    ASSET  ASSET
                                   UNREALIZED  NET   VALUE  VALUE
                         DIVIDENDS  GAIN    REALIZED  AT     AT
                  NET    FROM NET  (LOSS)    GAIN    BEGINNING  END
YEARS ENDED      INVESTMENT INVESTMENT   ON   ON      OF     OF
DECEMBER 31      INCOME   INCOME   INVESTMENTS INVESTMENTS PERIOD PERIOD
---------------  ------  --------  ------   ------   -----  -----
GROWTH ACCOUNT
  1985(a)         .11     (.11)      .94     -       10.00  10.94
  1986            .24     (.24)     1.11     (.08)   10.94  11.97
  1987            .22     (.22)     (.12)   (2.05)   11.97   9.80
  1988            .20     (.20)     1.20     -        9.80  11.00
  1989            .51     (.51)     3.30    (1.25)   11.00  13.05
  1990            .34     (.34)    (1.36)    (.07)   13.05  11.62
  1991            .25     (.25)     4.00    (1.22)   11.62  14.40
  1992            .26     (.26)     1.44    (1.64)   14.40  14.20
  1993            .30     (.30)     2.64    (1.70)   14.20  15.14
  1994            .22     (.22)     (.32)    (.62)   15.14  14.20
  6/30/95         .14     (.13)     2.42     -       14.20  16.63
  (unaudited)

                            RATIO OF
                 RATIO OF     NET                    NET
                 OPERATING  INVESTMENT              ASSETS
                 EXPENSES    INCOME                 AT END
                    TO         TO                     OF
                 AVERAGE    AVERAGE                 PERIOD   ANNUAL
YEARS ENDED        NET        NET      PORTFOLIO     (IN     TOTAL
DECEMBER 31       ASSETS     ASSETS    TURNOVER    THOUSANDS) RETURN(C)
---------------  --------   --------   ---------   --------  -----
GROWTH ACCOUNT
  1985(a)         1.50(b)    3.81(b)    57.58(b)    11,514   10.50
  1986            1.31       2.21      163.15       19,469   12.25
  1987            1.17       1.71      214.32       19,638   (0.29)
  1988            1.23       1.95      246.14       26,285   14.32
  1989            1.18       3.90      169.75       37,323   34.86
  1990            1.19       2.73      143.95       35,202   (7.98)
  1991            1.19       1.74      148.30       40,716   36.91
  1992            1.12       1.74      141.69       45,600   11.99
  1993            1.05       1.95       99.67       64,495   20.91
  1994            1.02       1.50       98.46       78,390   (0.65)
  6/30/95         1.26(b)    1.88(b)    75.85(b)    97,691   18.03
  (unaudited)


(a) For the period from September 16, 1985 (inception) to December 31, 1985.

(b) Annualized.

(c) Annual total returns do not include the effect of sales charges.

--------------------------------------------------------------------------------

                             INVESTMENT OBJECTIVES
                                  AND POLICIES

--------------------------------------------------------------------------------

The Company offers a broad range of investment alternatives through a variety of mutual funds, five of which are offered by means of this Prospectus (Accounts). Each Account has its own investment objective and policies which are designed to meet specific investment goals and can be changed without shareholder approval. There can be no guarantee, however, that the Accounts will meet their investment goals.

The Accounts are presented here in order of ascending risk. Generally, investors seeking higher returns must assume greater risk determined according to volatility of net asset value. Each Account invests in securities of different issuers and industry classifications in an attempt to spread and reduce the risks inherent in all investing.

The Manager of each Account is G.R. Phelps & Co. (G.R. Phelps), an indirect subsidiary of Connecticut Mutual Life Insurance Company (Connecticut Mutual).

LIQUID ACCOUNT -- A MONEY MARKET FUND

The Liquid Account seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing in money market instruments. Money market instruments are high quality, short-term securities that present minimal credit risk. They consist of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, commercial paper of U.S. and non-U.S. issuers and certificates of deposit, banker's acceptances, bank deposits of U.S. and non-U.S. banks (including Eurodollar and Yankee dollar deposits) and short-term corporate debt securities. These instruments are denominated in U.S. dollars and may carry fixed or variable interest rates. These instruments are described further under the caption "Risk Factors, Securities and Investment Techniques."


The Account seeks to maintain a constant net asset value of $1.00 per share by investing in securities having an actual or effective maturity of 365 days or less and maintaining a dollar-weighted average portfolio maturity of 90 days or less. There can be no assurance, however, that the Account will be able to maintain a stable price per share of $1.00.

The Account may purchase only money market instruments that are within the two highest rating categories of the major rating agencies (E.G., Moody's Investors Service, Inc. (Moody's) or Standard and Poor's Ratings Group (S&P)). The Account will not invest more than 5% of its total assets in securities that, although of high quality, have not been rated in the highest short-term rating category or, if unrated, have not been judged by the Manager to be of equivalent quality.

                               Prospectus Page 12

                  Connecticut Mutual Investment Accounts, Inc.


Within this 5% limitation, the Account will not invest more than 1% of its total assets, or $1 million, whichever is greater, in securities (other than U.S. Government securities) of any single issuer.


The Account intends to hold its investments until maturity, but may sell them prior to maturity for a number of reasons, including: to shorten or lengthen the average maturity of the Account's portfolio; to increase yield; to maintain the quality of the portfolio; or to maintain a stable share value.

Securities in which the Liquid Account invests will generally not yield as high a level of current income as lower quality and longer term securities. Such lower quality and longer term securities, however, may have less liquidity and greater credit and interest rate risk. AN INVESTMENT IN THE LIQUID ACCOUNT IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

INCOME ACCOUNT -- A SHORT-TERM BOND FUND
The Income Account seeks high current income consistent with prudent investment risk and preservation of capital. The Account seeks to achieve its objective by investing primarily in corporate debt securities with remaining maturities of five years or less or mortgage debt securities with prepayment features which in the judgment of the Manager will result in the payment of interest and principal such that the effective maturity is five years or less. The Account anticipates maintaining an average dollar-weighted portfolio maturity of generally between two and three years. By restricting the maturities of the Account's investments, the potential for dramatic changes in the value of the Account's investments should be reduced, and the value of the Account's shares should remain more stable than that of a longer-term bond fund. Investors should be mindful, however, that the value of the Account's shares fluctuates based on changes in interest rates and in the credit quality of the issuers represented in its portfolio.


The Account invests at least 75% of its total assets in: U.S. Government and U.S. Government-related securities (as defined below in "Government Securities Account"), dollar-denominated foreign government and corporate securities and short-term investments. These investments must be rated at least investment grade by a major rating agency at the time of purchase, or, if unrated, be judged by the Manager to be of comparable credit quality, except that the Account's investments in short-term investments must be rated, or judged to be the equivalent of, "Prime." Some of these investments in the lowest investment grade category may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade securities. The Income Account will not dispose of a debt security merely because of a downward change in the credit rating of that security assigned by a major credit agency.


The Account may invest the remainder of its total assets (up to 25% under normal circumstances) in debt securities and preferred stocks rated below investment grade and unrated debt securities determined by the Manager to be of comparable credit quality. The lower rated securities (commonly called junk bonds) in which the Account may invest may include obligations that are in default. Unrated debt securities will not exceed 10% of the Account's total assets. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income than higher quality securities. To the extent the Account invests in lower quality debt securities, its net asset value may be subject to greater fluctuation. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and Investment Techniques -- Debt Securities." Refer to Appendix A for a description of certain rating categories. In addition, Appendix B provides a summary of ratings assigned to debt holdings (not including money market instruments) of the Account. These percentages are historical and do not necessarily indicate the current or future debt holdings of the Account.


The Account may invest up to 20% of its total assets in mortgage dollar rolls. The Account may also invest up to 5% of its total assets in inverse floating rate instruments. See "Risk Factors, Securities and Investment Techniques -- Inverse Floating Rate Instruments and -- Mortgage Dollar Rolls." Consistent with the foregoing policies, the Account may invest up to 5% of its total assets in non-dollar denominated securities of foreign issuers, including issuers in developing countries. These investments are subject to special risks. See "Risk Factors, Securities and Investment Techniques -- Foreign Securities."


                               Prospectus Page 13

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

GOVERNMENT SECURITIES ACCOUNT -- A GOVERNMENT
SECURITIES FUND
The Government Securities Account seeks a high level of current income with a high degree of safety of principal by investing primarily (at least 65% of its total assets under normal market conditions) in U.S. Government securities and U.S. Government-related securities.

U.S. Government securities are high quality instruments issued, or guaranteed as to principal and interest, by the U.S. Treasury or by an agency or instrumentality of the U.S. Government. These may include bills, notes and bonds of the U.S. Treasury, mortgage participation certificates guaranteed by the Government National Mortgage Association (GNMA Certificates), or obligations of the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association. U.S. Government-related securities are obligations that are fully collateralized or otherwise secured by U.S. Government securities. U.S. Government securities and U.S. Government-related securities may include pools of consumer loans or mortgages, such as collateralized mortgage obligations
(CMOs). The Account's investments in privately issued CMOs will be limited to those rated within the two highest rating categories by a nationally recognized rating agency. CMOs are derivative securities; for a discussion of derivative securities, see "Risk Factors, Securities and Investment Techniques -- Derivative Investments." The U.S. Government and U.S. Government-related securities in which the Account will invest may have fixed or floating rates of interest.


U.S. Government and U.S. Government-related securities do not generally involve the credit risks associated with corporate debt securities. As a result, the Account's yield is generally lower than the yield of most general purpose fixed-income funds, which assume certain credit risks in exchange for higher potential yield. Like corporate debt securities, however, the value of U.S. Government and U.S. Government-related securities, and thus the Account's net asset value, generally fluctuates inversely with changes in interest rates. The Manager may seek to take advantage of market developments and yield disparities by shortening average maturity in anticipation of rising interest rates and by lengthening average maturity in anticipation of declining interest rates. The Account may also invest up to 20% of its total assets in mortgage dollar rolls. The Account may invest up to 5% of its total assets in inverse floating rate instruments. Additional characteristics and risks associated with the securities in which the Account invests and the investment techniques it uses are described under "Risk Factors, Securities and Investment Techniques -- U.S. Government Securities, -- U.S. Government Related Securities and -- Mortgage Dollar Rolls."


Under normal circumstances, the Fund may invest the remainder of its assets (up to 35%) in investment grade debt obligations of private issuers.

Although the Government Securities Account invests primarily in U.S. Government and U.S. Government related securities which generally have less credit risk than other securities, AN INVESTMENT IN THE GOVERNMENT SECURITIES ACCOUNT IS NOT
INSURED OR GUARANTEED.

TOTAL RETURN ACCOUNT -- A BALANCED FUND
The Total Return Account seeks to maximize total investment return (including both capital appreciation and income) principally by allocating its assets among stocks, bonds (including corporate debt securities, U.S. Government and U.S. Government-related securities) and money market instruments according to changing market conditions. This allocation process utilizes quantitative asset allocation tools, which measure the relationship among these three asset categories, in combination with the judgment of the Manager concerning current market dynamics. Allocating assets among different types of investments allows the Account to take advantage of opportunities wherever they occur, but also subjects the Account to the risks of a given investment type. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. The value of bonds and short-term instruments fluctuates based on changes in the credit quality of the individual issuer and changes in interest rates. The Account's debt securities are expected to have a portfolio maturity of six to twelve years. Consistent with the foregoing, at least 25% of the Account's total assets will be invested in fixed income senior securities.

The Account may invest up to 25% of its total assets in the aggregate in debt securities and preferred stocks rated below investment grade and unrated debt securities determined by the Manager to be of comparable credit quality. These lower quality securities (commonly called junk bonds) in which the Account may invest may include obligations that are in default. Unrated

                               Prospectus Page 14

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
debt securities will not exceed 10% of the Account's total assets. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and Investment Techniques -- Debt Securities." Refer to Appendix A of this Prospectus for a description of certain ratings categories. In addition, Appendix B provides a summary of ratings assigned to debt holdings (not including money market instruments) of the Account. These percentages are historical and do not necessarily indicate the current or future debt holdings of the Account.


The Account may invest up to 20% of its total assets in mortgage dollar rolls. The Account may also invest up to 5% of its total assets in inverse floating rate instruments which are a type of derivative security. See "Risk Factors, Securities and Investment Techniques -- Inverse Floating Rate Instruments -- Mortgage Dollar Rolls and -- Derivative Investments." Consistent with the foregoing policies, the Account may invest to a limited degree in securities of foreign issuers. See "Risk Factors, Securities and Investment Techniques -- Foreign Securities."


GROWTH ACCOUNT -- A GROWTH FUND
The Growth Account seeks long term growth of capital by investing primarily in common stocks with low price-earnings ratios and better-than-anticipated earnings. A portion of the Account's investments may be held in cash, in short-term instruments and investment grade corporate and U.S. Government debt securities. Realization of current income is a secondary consideration.

The Manager chooses investments for the Growth Account using a quantitative investment discipline in combination with fundamental securities analysis. A low price-earnings ratio (below the price-earnings ratio of the S&P 500 Index) often accompanies a stock which is out-of-favor in the market. Stocks with low price-earnings ratios have performed better than the market averages in most years of recent decades. When an out-of-favor company demonstrates better earnings than what most analysts were expecting, referred to as a favorable earnings surprise, an upward revaluation of both earnings expectations and the price-earnings multiple often results, generally causing the company's stock price to outperform the market averages.

As stocks with low price-earnings ratios and favorable earnings surprises are identified, the Manager uses fundamental securities analysis to select individual stocks for the Growth Account. When the price-earnings ratio of a stock held by the Growth Account moves significantly above the multiple of the overall stock market, or the company reports a meaningful earnings disappointment, the stock will normally be sold. The stock selection methodology used in managing the Growth Account's portfolio may result in a high portfolio turnover rate in certain market conditions. High portfolio turnover (greater than 100%) may in turn result in higher transaction fees and brokerage commissions and may result in realized capital gains.

Historically, common stocks have shown greater long-term growth potential than other types of securities. However, stock values fluctuate in response to the activities of individual companies and general market and economic conditions. For a further discussion of common stocks, see "Risk Factors, Securities and Investment Techniques."

The Account may invest the remainder of its assets (up to 10% under normal circumstances) in corporate and U.S. Government debt obligations, including convertible bonds which may be rated as low as B by Moody's or S&P. Debt securities having low credit quality involve greater price volatility and risk of loss of principal and income. For a description of these and other risks associated with lower quality debt securities, see "Risk Factors, Securities and Investment Techniques -- Debt Securities." Refer to Appendix A for a description of the various ratings categories.

Consistent with the foregoing policies, the Account may invest to a limited degree in securities of foreign issuers, including issuers in developing countries. These investments are subject to special risks. See "Risk Factors, Securities and Investment Techniques -- Foreign Securities."

INVESTMENT RESTRICTIONS. Each Account is subject to certain fundamental investment restrictions that are enumerated in detail in the SAI and may not be changed without shareholder approval. Each Accounts' investment objective and certain other policies are non-fundamental and may be changed by the Company's Board of Directors without shareholder approval. An Account's shareholders will be given 30 days' advance written notice of a change to an Account's investment objective.

                               Prospectus Page 15

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                  YOUR ACCOUNT

--------------------------------------------------------------------------------

HOW TO BUY SHARES


YOU MAY PURCHASE SHARES OF AN ACCOUNT AT THE PUBLIC OFFERING PRICE through any securities broker-dealer having a sales agreement with CMFS or directly from CMFS, the Accounts' distributor. Certain minimum investment requirements may apply as set forth above in Your Shareholder Manual. All share purchase orders that fail to specify a class (except Liquid Account) will be invested in Class A shares.



IF YOU ARE NEW TO CONNECTICUT MUTUAL, complete and sign an account application and mail it along with your check. All orders to purchase shares are subject to acceptance or rejection by the Company or CMFS. You may also open your account by wire as described in Your Shareholder Manual. If there is no application accompanying this prospectus, call 1-800-234-5606.

IF YOU ARE INVESTING THROUGH A TAX-SHELTERED RETIREMENT PLAN, such as an
IRA,
for the first time, you will need a special application. Retirement investing also involves its own investment procedures. Call 1-800-234-5606 for more information and a retirement application.


PURCHASING CLASS A SHARES AND SHARES OF THE
__LIQUID ACCOUNT


Class A shares of each Account are sold at the share price next calculated after receipt of your purchase order, plus a sales charge as follows:


--------------------------------------------------------------------------------

                               INCOME

                            ACCOUNT AND

                             GOVERNMENT

                             SECURITIES
                                                                           GROWTH
ACCOUNT AND                 ACCOUNT
                                                                          TOTAL
RETURN ACCOUNT              ------------

-------------------------------------------

                               SALES
                                                                     SALES
CHARGES             DEALER         CHARGES
                                                                        AS % OF
            REALLOWANCE      AS % OF

--------------------------      AS A %       ------------
                                                                NET AMOUNT
OFFERING      OF OFFERING     NET
AMOUNT
                                                                 INVESTED
PRICE           PRICE         INVESTED
                                                               ------------
------------  ---------------  ------------
Less than $50,000............................................        5.26%
   5.00%          4.50%           4.17%
$50,000 but less than $75,000................................        4.71%
   4.50%          4.00%           4.17%
$75,000 but less than $100,000...............................        4.44%
   4.25%          3.75%           4.17%
$100,000 but less than $250,000..............................        3.36%
   3.25%          3.00%           3.36%
$250,000 but less than $500,000..............................        2.83%
   2.75%          2.50%           2.83%
$500,000 or more.............................................           0%
      0%                             0%



 DEALER

REALLOWANCE

 AS A %
                                                                 OFFERING
OF OFFERING
                                                                  PRICE
  PRICE
                                                               ------------
---------------
Less than $50,000............................................        4.00%
    3.50%
$50,000 but less than $75,000................................        4.00%
    3.50%
$75,000 but less than $100,000...............................        4.00%
    3.50%
$100,000 but less than $250,000..............................        3.25%
    3.00%
$250,000 but less than $500,000..............................        2.75%
    2.50%
$500,000 or more.............................................           0%

--------------------------------------------------------------------------------


No sales charge is imposed on purchases of Class A shares of an Account paid from automatic reinvestment of dividends and capital gain distributions made by that Account. The sales charge on Class A shares may be reduced and/or eliminated in certain cases as further described under "Reducing or Eliminating Your Sales Charge -- Class A Shares."



The entire sales charge on Class A shares for CMFS retail sales is payable to CMFS and is used for sales and other distribution expenses. Upon notice to broker-dealers with whom it has sales agreements, CMFS may pay an amount up to the full applicable sales charge. CMFS may from time to time, at its own expense, provide promotional incentives including cash compensation in excess of the applicable sales charge to certain broker-dealers whose representatives have sold or are expected to sell significant amounts of shares of one or more of the Accounts. Broker-dealers to whom substantially the entire sales charge is paid may be deemed to be underwriters as that term is defined under the Securities Act of 1933.



Shares of the Liquid Account are sold at the share price next calculated after receipt of your purchase order. There is no sales charge for direct purchases of Liquid Account shares, but such shares may be subject to a distribution fee. See "Management -- Distribution Plans."


                               Prospectus Page 16

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


CONTINGENT DEFERRED SALES CHARGE --
__CLASS A SHARES


Purchases of $500,000 or more of Class A shares are sold without an initial sales charge, but a CDSC of 1% may be imposed if you sell (or redeem) your shares within one year of purchase. The 1% charge will be assessed on an amount equal to the current market value or the original purchase price of the Class A shares sold, whichever is smaller. In determining whether a CDSC will be charged, it will be assumed that those Class A shares in your account which are not subject to a CDSC will be sold first. The CDSC may be waived on certain redemptions of Class A shares subject to such charge as described below under the caption "Purchasing Class B Shares -- Waiver of the CDSC."



CMFS may, in its discretion, pay a commission which may be up to the full amount of the sales charge to its representatives or other broker-dealers who initiate and are responsible for such purchases. Concessions will be paid for sales in excess of $500,000 as follows:



AMOUNT OF TRANSACTION                              DEALER
AT OFFERING PRICE                   CONCESSIONS  CONCESSION
----------------------------------  -----------  -----------
$500,000 up to $2,000,000.........        1.00%         .90%
$2,000,000 to $3,000,000..........         .80%         .75%
$3,000,000 to $5,000,000..........         .20%         .15%
Over $5,000,000...................         .08%        .075%



REDUCING OR ELIMINATING YOUR SALES CHARGE --
__CLASS A SHARES



REDUCING YOUR SALES CHARGE. There are various methods by which you may qualify for a reduced sales charge on your investments in Class A shares.



You may qualify for a reduced sales charge on your investments in Class A shares through COMBINED PURCHASES, STATEMENT OF INTENTION and RIGHTS OF
ACCUMULATION.



COMBINED PURCHASES. You may aggregate purchases of Class A shares of the Accounts, shares of the Liquid Account and Class A shares of other accounts in the Company with the purchases of the other persons listed below to achieve discounts in the applicable sales charges. The sales charge applicable to a current purchase of Class A shares of each Account by a person listed below is determined by adding the value of Class A shares to be purchased to the aggregate value (at current offering price) of Class A shares of any of the other Accounts in the Company and shares of the Liquid Account previously purchased and then owned, provided that CMFS is notified by you or your broker-dealer each time a purchase is made which would qualify. For example, if you are investing $75,000 in the Growth Account and your spouse owns Class A shares of other Accounts in the Company with a value of $75,000, you would pay a sales charge of 3.25% of the offering price of the new investment.



Qualifying investments include those by you, your spouse and your children under the age of 21, if all parties are purchasing Class A shares for their own account(s), which may include tax qualified plans, such as an IRA or single participant Keogh-type plan, or by a company solely controlled by such individuals as defined in the 1940 Act. Reduced sales charges also apply to purchases by a trustee or other fiduciary if the investment is for a single trust, estate or single fiduciary account, including pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under the Code. Reduced sales charges apply to combined purchases by or for qualified employee benefit plans of a single corporation, or of corporations affiliated with each other in accordance with the 1940 Act.



STATEMENT OF INTENTION (SOI). You may combine the current value of all Class A shares held in one or more Accounts and shares of the Liquid Account with the investment amounts intended over the next 13-month period to qualify for a reduced sales charge. The SOI may be backdated 90 days. The terms of the SOI are set forth in more detail in the Accounts' SAI. You must identify on the Application all Accounts whose values are to be combined. If the intended investment is not made within the 13-month period, you must remit the additional sales charges, or sufficient Class A shares or shares of the Liquid Account will be redeemed from your account to cover the sales charge.



RIGHTS OF ACCUMULATION. The sales charge for new purchases of Class A shares of an Account will be determined by aggregating the net asset value of all the Accounts owned by the shareholder at the time of the new purchase. The rules listed under Combined Purchases may apply. You must identify on the Application all accounts to be linked for Rights of Accumulation.



ELIMINATING YOUR SALES CHARGE. There are various methods by which you may eliminate sales charges on your investments in Class A shares.


                               Prospectus Page 17

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.


Class A shares of an Account may be purchased without a sales charge by: (1) any purchaser, provided the total initial amount invested in any Account or Accounts totals $500,000 or more, including investments made pursuant to the Combined Purchases, Statement of Intention and Rights of Accumulation features described in this prospectus; (2) any participant in a qualified plan, provided that the total initial amount invested by the plan in any Account or Accounts totals $500,000 or more; (3) Directors of the Company and members of their immediate families; (4) NASD registered representatives whose employer consents to such purchases, and by the spouses and immediate family members of such representatives; (5) employee benefit plans sponsored by CMFS and its affiliated companies; (6) one or more members of a group of at least 1,000 persons (and persons who are retirees from such group) engaged in a common business, profession, civic or charitable endeavor or other activity, and the spouses and minor dependent children of such persons, pursuant to a marketing program between CMFS and such group; (7) any holder of a variable annuity contract issued in New York State by Connecticut Mutual through the Panorama Separate Account which is beyond the applicable surrender charge period and which is used to fund a qualified plan, who exchanges the variable annuity contract for Class A shares of the Company; and (8) an institution acting as a fiduciary on behalf of an individual or individuals, where such institution is directly compensated by the individual(s) for recommending the purchase of the shares of the Company, provided the institution has an agreement with CMFS. Purchases of Class A shares made pursuant to (1) and (2) above may be subject to a CDSC.


REINSTATEMENT PRIVILEGE. A shareholder, who has made a partial or complete redemption of Class A shares from an Account, may reinvest all or part of the redemption proceeds in Class A shares of the same Account without imposition of a sales charge with respect to the amount invested, provided such reinvestment is effected within 60 days after the date of the redemption. National Financial Data Services (NFDS) must receive from the shareholder both a written request for reinvestment and a check. The reinvestment will be made at the next calculated net asset value after receipt. Redemptions are taxable transactions, and special tax rules may apply if a reinvestment occurs. Each shareholder should consult his/her own tax adviser as to the tax consequences of any redemption and/or reinvestment.


PURCHASING CLASS B SHARES


The public offering price of the Class B shares of each Account is the next determined net asset value per share. No initial sales charge is imposed. A CDSC, however, is imposed on certain redemptions of Class B shares. Since the Class B shares are sold without an initial sales charge, the Account receives the full amount of the investor's purchase payment. Orders for Class B shares for $500,000 or more will be treated as orders for Class A shares or declined.



The amount of any applicable CDSC will be calculated by multiplying the lesser of the original purchase price or the net asset value of such shares at the time of redemption by the applicable percentage shown in the table below. Accordingly, no CDSC is imposed on increases in net asset value above the original purchase price.



REDEMPTION DURING                                  CDSC
---------------------------------------------     ------
1st Year Since Purchase......................           5%
2nd Year Since Purchase......................           5%
3rd Year Since Purchase......................           4%
4th Year Since Purchase......................           4%
5th Year Since Purchase......................           2%
6th Year Since Purchase......................           1%
Thereafter...................................           0%



In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the cost of shares purchased seven years or more prior to the redemption; and finally of amounts representing the cost of shares held for the longest period of time within the applicable six-year period. Class B shares of an Account that are redeemed will not be subject to a CDSC to the extent that the value of such shares represents: (1) reinvestment of dividends or capital gain distributions or (2) shares redeemed more than six years after their purchase. Redemptions of most other Class B shares will be subject to a CDSC. See "Waivers of the CDSC."



Proceeds from the CDSC are paid to CMFS and are used in whole or part to defray CMFS' expenses related to providing distribution-related


                               Prospectus Page 18

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

services to the Accounts in connection with the sale of Class B shares, including the payment of compensation to broker-dealers.


Class B shares will automatically convert into Class A shares on the first day of the month that is eight years after the purchase date, except as noted below. Class B shares acquired by exchange from Class B shares of another Account in the Company will convert into Class A shares based on the date of the initial purchase and the applicable CDSC. Class B shares acquired through reinvestment of distributions will convert into Class A shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B shares in accordance with such procedures as the Directors may determine from time to time. The conversion of Class B shares to Class A shares is subject to the continuing availability of a ruling from the Internal Revenue Service, which the Company has obtained, or an opinion of counsel that such conversions will not constitute taxable events for federal tax purposes. There can be no assurance that such ruling or opinion will continue to be in effect at the time any particular conversion would occur. The conversion of Class B shares to Class A shares will not occur if such ruling is no longer in effect and such an opinion is not available and, therefore, Class B shares would continue to be subject to higher expenses than Class A shares for an indeterminate period.


WAIVER OF THE CDSC. Except as otherwise noted, the CDSC is waived in the case of redemptions of Class A shares subject to a CDSC, Class B shares or Liquid Account shares subject to a CDSC made: (1) by the estate of the deceased shareholder; (2) upon the disability of the shareholder, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (Code); (3) for retirement distributions (or loans) to participants or beneficiaries from retirement plans qualified under Sections 401(a) or 403(b)(7) of the Code, or from IRAs, deferred compensation plans created under Section 457 of the Code, or other employee benefit plans; (4) as tax-free returns of excess contributions to such retirement or employee benefit plans; (5) in whole or in part, in connection with shares sold to any state, county, or city, or any instrumentality, department, authority, or agency thereof, that is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of any registered investment management company; (6) in connection with the redemption of shares of the Company due to a combination with another investment company by virtue of a merger, acquisition or similar reorganization transaction; (7) in connection with the Company's right to involuntarily redeem or liquidate an Account; (8) in connection with automatic redemptions of Liquid Account shares, Class A shares and Class B shares in certain retirement plan accounts pursuant to a Systematic Withdrawal Plan but limited to no more than 12% of the original value annually; and (9) as involuntary redemptions of shares by operation of law, or under procedures set forth in the Company's Articles of Incorporation, or as adopted by the Board of Directors of the Company.


--------------------------------------------------------------------------------

HOW TO SELL SHARES


You can arrange to take money out of your account(s) at any time by selling (redeeming) some or all of your shares. Your shares will be sold at the next share price calculated after your order is received in good form. Share price is normally calculated at 4:00 p.m. Eastern Time. If you own both Class A and Class B shares in an Account, the Class A shares will be redeemed first unless you specify otherwise.



IF YOU SELL SHARES OF THE LIQUID ACCOUNT which were acquired by an exchange from Class B shares or Class A shares subject to a CDSC of any of the other Accounts in the Company, such shares of the Liquid Account when redeemed are subject to the CDSC rate of the original shares purchased minus a credit for the Rule 12b-1 fees, if any, paid while in the Liquid Account. See "How to Exchange Shares".


TO SELL SHARES IN A NON-RETIREMENT ACCOUNT, you may use any of the methods described below.

TO SELL SHARES IN A RETIREMENT ACCOUNT, your request must be made in writing, except for exchanges to other Accounts, which can be requested by phone or in writing. Call 1-800-322-CMIA for a retirement distribution form.

                               Prospectus Page 19

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

IF YOU ARE SELLING SOME BUT NOT ALL OF YOUR SHARES, leave at least 100 shares in the account to keep it open.


TO SELL SHARES BY WIRE, you must sign up for this service in advance by completing the appropriate sections in the Application.



TO INITIATE A TELEPHONE REDEMPTION, call 1-800-322-CMIA (select option "2"). You must have your Account name, account number and the taxpayer identification number of the account available. Telephone redemptions are limited to $50,000 per day unless prior authorization has been obtained through a signature guaranteed letter of authorization. If you do not wish to have telephone transaction privileges on your account, you must complete the appropriate section on the Application.


CERTAIN REQUESTS MUST INCLUDE A SIGNATURE GUARANTEE. Signature guarantees are designed to protect you and the Company from fraud. Your request to sell shares must be made in writing and include a signature guarantee if any of the following situations apply:

/ / You request in writing to redeem more than $50,000 worth of shares,

/ / Your account registration has changed within the last 30 days,

/ / The check is being mailed to a different address than the one on our account
    (record address),

/ / The check is being made payable to someone other than the account owner, or

/ / The redemption proceeds are being transferred to an account with a different registration.

You should be able to obtain a signature guarantee from a bank, broker, dealer, credit union (if authorized under state law), securities exchange or association, clearing agency or savings association. The Company reserves the right to waive the requirement of a signature guarantee in certain limited circumstances. A NOTARY PUBLIC CANNOT PROVIDE A SIGNATURE GUARANTEE.

SELLING SHARES IN WRITING BY MAIL
Write a "letter of instruction" with:

/ / Your name,
/ / The Account's name,
/ / Your account number,


/ / The class of shares to be redeemed,



/ / The dollar amount or number of shares to be redeemed, and any other applicable requirements listed above in Your Shareholder Manual.


/ / Mail the letter of instruction to NFDS, the Company's transfer agent, at:

    Connecticut Mutual Investment Accounts, Inc.
    P.O. Box 419694
    Kansas City, Missouri 64179-0948


/ / Unless otherwise instructed, the Company will send a check to the address of record.


CHECK WRITING (LIQUID ACCOUNT ONLY)

Shareholders may redeem shares of the Liquid Account by check. See "Investor Services -- Check Writing" below.


REDEMPTIONS OF CERTAIN SHAREHOLDER ACCOUNTS

In order to reduce the expense of maintaining numerous small accounts, the Company reserves the right to involuntarily close any shareholder's account (other than an IRA) that has been open at least 24 months and has fewer than 100 shares if, within 30 day's after notification by the Company, the affected shareholder does not increase the size of his account to the required level. In addition, the Board of Directors may cause the Company to redeem at their net asset value shares held by a shareholder in any Account if the shareholder has failed to supply a correct, certified social security or other taxpayer identification number required to be obtained by the Company.


--------------------------------------------------------------------------------

HOW TO EXCHANGE SHARES


YOU MAY EXCHANGE YOUR SHARES of an Account for shares of the same class of any other Account in the Company or for shares of the Liquid Account. To obtain a current prospectus for other Accounts, please call 1-800-322-CMIA (select option "3"). You should consider the differences in investment objectives and expenses of an Account as described in its prospectus before making an exchange. Exchanges are taxable transactions and may be subject to special tax rules about which you should consult your own tax adviser. All exchanges are subject to the following exchange restrictions:


/ / The Account you are exchanging into must be registered for sale in your state.

                               Prospectus Page 20

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

/ / You may exchange only between Accounts that are registered in the same name, address and taxpayer identification number.

/ / You may only exchange for shares of the same class of another Account or for shares of the Liquid Account (see below).

/ / The minimum amount you may exchange from one Account into another is $500 or the total value of the Account if less than $500.
/ / IF YOU WISH TO MAKE MORE THAN 12 EXCHANGES IN A 12-MONTH PERIOD, AN
EXCHANGE
    FEE OF .75% OF THE NET ASSET VALUE OF THE SHARES REDEEMED WILL BE
CHARGED.
    EXCHANGES MADE PURSUANT TO THE DCA PROGRAM (SEE "INVESTOR
SERVICES") ARE NOT
    SUBJECT TO THIS FEE.


/ / Exchanges of shares of the Liquid Account for shares of any other Account which carry a front-end sales charge are subject to the sales charge applicable to such other Account. Shares of the Liquid Account acquired by exchange of shares of another Account on which a front-end sales charge was previously paid or which are subject to a CDSC are exchanged at net asset value. However, shares of the Liquid Account acquired through an exchange of shares which are subject to a CDSC will continue to be subject to a CDSC upon redemption. The rate of this charge will be the rate in effect for the original shares at the time of exchange without counting the time such shares were held as Liquid Account shares minus a credit for the Rule 12b-1 fees, if any, paid while in the Liquid Account.



/ / In addition to exchanges into and out of the Liquid Account, you may exchange your shares of other Accounts for shares of the same class of any other Account without the imposition of a sales charge. With respect to Class B shares, if you exchange such shares for Class B shares of another Account, the CDSC will be calculated based on the date on which you acquired the original Class B shares.


/ / An Account reserves the right to refuse exchange purchases by any person or group if, in the Manager's judgment, an Account would be unable to invest the money effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected.
/ / Your exchanges may be restricted or refused if an Account receives or anticipates simultaneous orders affecting significant portions of the Account's assets. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the Account.

/ / Although an Account will attempt to give you prior notice whenever it is reasonably able to do so, it may impose these restrictions at any time. Each Account reserves the right to terminate or modify the exchange privilege in the future.

--------------------------------------------------------------------------------

INVESTOR SERVICES

CONNECTICUT MUTUAL PROVIDES A VARIETY OF SERVICES TO HELP YOU MANAGE
YOUR
ACCOUNT.

24-HOUR SERVICE
Call 1-800-322-CMIA (select option "1") for the following automated services. After normal business hours, please leave a message and someone will return your call during normal business hours.

/ / Account balance

/ / Last distribution

/ / Prices


/ / Account distributions



/ / Service representative


/ / Duplicate statement


/ / Order checks (Liquid Account only)


/ / Change PIN (Personal Identification Number)

/ / Duplicate tax forms

INFORMATION SERVICES
TELEPHONE REPRESENTATIVES are available during normal business hours to provide the information and services you need.


STATEMENTS AND REPORTS sent to you include the following: Confirmation statements (after every transaction, except reinvestments, automatic investments and automatic payroll investments, that affects your account balance or your account registration),


/ / Quarterly consolidated account statements which summarize all account activity year-to-date, and

/ / Financial reports (every six months).

                               Prospectus Page 21

                  Connecticut Mutual Investment Accounts, Inc.

Call 1-800-322-CMIA (select option "2") if you need additional copies of financial reports or historical account information.

INVESTOR SERVICES
One easy way to pursue your financial goals is to invest money regularly. The Company offers convenient services that let you transfer money into your account, or between accounts, automatically. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses and other long-term financial goals. Certain restrictions apply. Call 1-800-322-CMIA for more information.

AUTOMATIC INVESTMENT PLAN lets you make regular monthly investments through an automatic withdrawal from your bank account ($50 minimum per Account) and you can enroll when you establish your account. Forms are available to initiate this program on existing accounts from your registered representative, or by calling 1-800-322-CMIA.



DOLLAR COST AVERAGING (DCA) INVESTMENT PROGRAMS let you set up monthly exchanges in amounts of $100 or more from one Account to the same class of shares of any other Account or of the Liquid Account. Sales charges may apply. Use of the DCA PROGRAM permits the purchase of shares of an Account on a scheduled basis which disregards fluctuations in net asset value. All shareholders accounts involved in a DCA Program must have like registrations.


AUTOMATIC DIVIDEND DIVERSIFICATION (ADD) lets you automatically reinvest dividends and capital gain distributions paid by one Account into shares of the same class of another Account or of the Liquid Account. The number of shares reinvested will be determined using the price in effect for the receiving Account on the dividend payment date for the Account whose dividend is to be invested. Sales charges may apply to dividends from the Liquid Account investing into Class A shares of another Account. All shareholder accounts involved in an ADD program must have like registrations.



EXCHANGE PRIVILEGE. You may exchange your shares of an Account for shares of the same class of any other Account in the Company or of the Liquid Account. You may exchange your shares of the Liquid Account for shares of any other Account in the Company. To obtain a current prospectus for any Accounts in the Company, please call 1-800-322-CMIA (select option "3"). You should consider the differences in investment objectives and expenses of an Account as described in its prospectus before making an exchange.


Exchanges are taxable transactions and may be subject to special tax rules about which you should consult your own tax adviser. For complete policies and restrictions governing exchanges, including circumstances under which a shareholder's exchange privilege may be suspended or revoked, see "How to Exchange Shares."


SYSTEMATIC WITHDRAWAL PLANS let you set up monthly, quarterly, semi-annual or annual redemptions of Class A shares and Liquid Account shares not subject to a CDSC from any account with a value of $10,000 or more. You may direct the Company to make regular payments in fixed dollar amounts of $50 or more, or in an amount equal to the value of a fixed number of shares. Payments can be directed to the shareholder or to someone other than the registered owner(s) of the account. If this privilege is requested when the account is established, no signature guarantee is needed. If this privilege is added to an existing account and payments are directed to someone other than the registered owner(s) of the account, a signature guarantee is required on the SYSTEMATIC WITHDRAWAL PLAN application. The Company reserves the right to institute a charge for this service. Systematic Withdrawal Plans for Class B shares of an Account and for Liquid Account shares subject to a CDSC are permitted only for payments of required distributions from retirement plan accounts for a shareholder who has attained age 70 1/2. The CDSC will be waived with respect to such redemptions but only if such redemptions are limited to no more than 12% of the original value of the account.


MAINTAINING A SYSTEMATIC WITHDRAWAL PLAN AT THE SAME TIME REGULAR
ADDITIONAL
INVESTMENTS ARE BEING MADE INTO ANY ACCOUNT EXCEPT THE LIQUID
ACCOUNT, IS NOT
RECOMMENDED BECAUSE A SALES CHARGE WILL BE IMPOSED ON THE NEW
SHARES AT THE SAME
TIME SHARES ARE BEING REDEEMED TO MAKE THE PERIODIC PAYMENTS UNDER
THE
SYSTEMATIC WITHDRAWAL PLAN.


The Company may amend or terminate the Systematic Withdrawal Plan on 30 days' prior written notice to any participating shareholders. Minimums may be waived for the Liquid Account


                               Prospectus Page 22

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
if used for payment of premiums due on any of the Connecticut Mutual affiliated companies.


CHECK WRITING (LIQUID ACCOUNT ONLY). Shareholders may redeem shares of the Liquid Account, for which certificates have not been issued, by writing checks in an amount of $200 or more. The check is presented to NFDS for payment through normal banking channels. These checks may be used in the same manner as any other checks payable through NFDS (except that they may not be certified) and are payable upon review. This check redemption service is not, however, the equivalent of a checking account in the shareholder's name. All checks drawn by Liquid Account shareholders electing this option are drawn on a single account carried by NFDS in the Liquid Account's name. A shareholder's interest in the Account is not covered by insurance provided by the Federal Deposit Insurance Corporation or any other government agency.



There is no charge to the shareholder for redemptions by use of checks. Shareholders electing this option are subject to the procedures, rules and regulations established by NFDS with respect to clearance and collection of checks. NFDS will not honor checks which are in amounts exceeding the value of the shares in the shareholder's account at the time the check is presented for payment and will not honor checks drawn against uncollected funds. Since the value of a shareholder's account changes daily, the total value of the account may not be determined in advance. Therefore, shareholders should not attempt to close their accounts by check. Any CDSC payable with respect to any Liquid Account shares redeemed by check will be debited from the shareholder's account. This service may be terminated at any time by the Company or by NFDS upon notice to shareholders.


--------------------------------------------------------------------------------

TRANSACTION DETAILS

THE COMPANY IS OPEN FOR BUSINESS each day that the New York Stock Exchange
(NYSE) is open. The Company normally calculates an Account's net asset value as of the close of regular trading on the NYSE, normally 4:00 p.m. Eastern Time.


AN ACCOUNT'S NET ASSET VALUE (NAV) PER SHARE is the value of a single share. The NAV of a class of an Account is computed by adding the value of its investments, cash, and other assets, subtracting the liabilities attributable to the class, and then dividing the result by the number of shares of the class outstanding. The NAV of the Liquid Account is calculated in the same manner without regard to classes.


The assets of each Account (except the Liquid Account) are valued primarily on the basis of market quotations. If quotations are not readily available, assets are valued by a method that the Board of Directors believes accurately reflects fair value. The assets of Liquid Account are valued at their amortized cost pursuant to procedures established by the Board of Directors. Foreign securities are valued on the basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates.

Generally, trading in foreign securities is substantially completed each day at various times prior to the close of regular trading on the NYSE. The values of such securities used in computing the net asset value of an Account's shares are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of regular trading on the NYSE. Occasionally, events which affect the values of such securities and such exchange rates may occur between the times at which they are determined and the close of regular trading on the NYSE and will, therefore, not be reflected in the computation of an Account's net asset value. If events materially affecting the value of such securities occur during such period, then these securities are valued at their fair value using a method determined in good faith by the Board of Directors.


WHEN YOU SIGN YOUR ACCOUNT APPLICATION, you will be asked to certify that your Social Security or other taxpayer identification number is correct and that you are not subject to 31% backup withholding for failing to report interest or dividends to the IRS. If you are subject to backup withholding, the IRS can require the Company to withhold 31% of your taxable distributions and, except for Liquid


                               Prospectus Page 23

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Account if a constant NAV is maintained, the proceeds of redemptions (including exchanges).



YOU MAY INITIATE MANY TRANSACTIONS BY TELEPHONE. Telephone representatives will request personalized security codes or other information and will also record calls. If reasonable procedures such as those described in the Prospectus are not followed, the Company may be liable for any loss due to unauthorized or fraudulent telephone instructions. In all other cases, neither the Company nor CMFS will be liable for acting upon telephone instructions made in accordance with the telephone transaction procedures described in this Prospectus. You should verify the accuracy of your confirmation statements immediately after you receive them. IF YOU DO NOT WANT THE ABILITY TO REDEEM AND EXCHANGE BY TELEPHONE, CALL 1-800-322-CMIA FOR INSTRUCTIONS. See the Account Application.


IF YOU ARE UNABLE TO REACH THE COMPANY BY PHONE (for example, during periods of unusual market activity), consider placing your order by mail or overnight mail.

EACH ACCOUNT RESERVES THE RIGHT TO SUSPEND THE OFFERING OF SHARES for a period of time. Each Account also reserves the right to reject any specific purchase order, including certain purchases by exchange. See "How to Exchange Shares." Purchase orders may be refused if, in the Manager's opinion, they are of a size that would disrupt management of an Account.

WHEN YOU PLACE AN ORDER TO BUY SHARES, your order will be processed at the next offering price calculated after your order is received and accepted. Note the following:

/ / All of your purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. You may not purchase shares with a third party check.

/ / If you buy shares by check, and then redeem those shares by a method other than by exchange to another Account in the CMIA Family of Accounts, mailing the payment of the proceeds may be delayed for up to fifteen calendar days to ensure that your check has cleared.

/ / If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees the Account or its transfer agent has incurred.
TO AVOID THE COLLECTION PERIOD associated with checks, consider buying shares by bank wire, U.S. Postal money order, U.S. Treasury check, Federal Reserve check, or direct deposit instead.

WHEN YOU PLACE AN ORDER TO SELL SHARES, your shares will be sold at the next NAV calculated after your request is received and accepted. Note the following:


/ / Normally, redemption proceeds will be mailed to you on the next business day, but under unusual circumstances, it may take up to seven days to pay you.


/ / As mentioned above, an Account may hold payment on redemptions until it is reasonably satisfied that investments made by check have been collected, which can take up to 15 calendar days.

/ / Redemptions may be suspended or payment dates postponed when the NYSE is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.

SHARE CERTIFICATES. Shares are credited to your account and certificates are not issued unless specifically requested. You may request share certificates by writing to the transfer agent, NFDS, P.O. Box 419694, Kansas City, Missouri, 64179-0948. There is no cost for issuing share certificates. Transfers, exchanges and redemptions of shares will be more complicated if certificates have been issued. If your share certificate is lost or misplaced you will be required to pay a fee and furnish a bond satisfactory to the Company's transfer agent (usually in the amount of 1.5% of the face value of the lost certificate) before the shares can be transferred or redeemed, or a replacement certificate issued.

                               Prospectus Page 24

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                   MANAGEMENT

--------------------------------------------------------------------------------

THE MANAGER


Each Account is managed by the Manager, which handles its business affairs and chooses the investments for the Account. The principal business address of the Manager is 10 State House Square, Hartford, Connecticut. The Manager's mailing address is 140 Garden Street, Hartford, Connecticut 06154. The Manager also manages the investments of Connecticut Mutual Financial Services Series Fund I, Inc., a diversified investment management company offering its series of common stock as funding vehicles for variable annuity contracts issued by Connecticut Mutual and CM Life Insurance Company ("CM Life"). Connecticut Mutual is the parent company for the Manager and CM Life.


The persons primarily responsible for the day-to-day management of each Account are listed below.

--------------------------------------------------------------------------------

                                                   YEAR BECAME
ACCOUNT         PORTFOLIO MANAGER                  PORTFOLIO MANAGER  BUSINESS
EXPERIENCE (LAST 5 YEARS)
--------------  ---------------------------------  -----------------
-------------------------------------------------
Liquid Account  John W. Powell, Jr.                      1994         Portfolio
Manager, Money Market --
G.R. Phelps

(1994-present); Portfolio Manager, Fixed Income
                                                                      -- CML
(1993-present); Investment Officer, Fixed
                                                                      Income --
CML (1990-1993)
Income Account  Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,
                                                                      Fixed
Income -- G.R. Phelps, (1989-Present)
                William H. Jefferis                      1993         Portfolio
Manager, Fixed Income -- CML

(1993-present); Investment Officer, Fixed Income
                                                                      -- CML
(1990-1993)
Government      Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,
Securities                                                            Fixed
Income -- G.R. Phelps (1989-Present)
Account
                William H. Jefferis                      1993         Portfolio
Manager, Fixed Income -- CML

(1993-present); Investment Officer, Fixed Income
                                                                      -- CML
(1990-1993)
Total Return    Michael C. Strathearn, C.F.A.            1988         Portfolio
Manager, Equities -- CML
(1988-Present)
Account
                Peter M. Antos, C.F.A.                   1989         Vice
President and Senior Portfolio
Manager,
                                                                      Equities
-- G.R. Phelps (1989-Present)
                Stephen F. Libera, C.F.A.                1985         Vice
President and Senior Portfolio
Manager,
                                                                      Fixed
Income -- G.R. Phelps, (1985-Present)
                John W. Powell, Jr.                      1994         Portfolio
Manager, Money Market -- G.R.
Phelps

(1994-present); Portfolio Manager, Fixed Income
                                                                      -- CML
(1993-present); Investment Officer, Fixed
                                                                      Income --
CML (1990-1993)

                               Prospectus Page 25

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                                   YEAR BECAME
ACCOUNT         PORTFOLIO MANAGER                  PORTFOLIO MANAGER  BUSINESS
EXPERIENCE (LAST 5 YEARS)
--------------  ---------------------------------  -----------------
-------------------------------------------------
Growth Account  Peter M. Antos, C.F.A.                   1989         Vice
President and Senior Portfolio
Manager,
                                                                      Equities
-- G.R. Phelps (1989-Present)
                Michael C. Strathearn, C.F.A.            1988         Portfolio
Manager, Equities -- CML
(1988-Present)
                Kenneth B. White, C.F.A.                 1992         Portfolio
Manager, Equities -- CML

(1992-Present); Senior Investment Officer;
                                                                      Equities
-- CML (1987-1992)


CMFS distributes and markets the Accounts and their services. NFDS performs transfer agent servicing and dividend disbursing functions for each Account.


--------------------------------------------------------------------------------

BREAKDOWN OF EXPENSES

Like all mutual funds, each Account pays fees and expenses related to its daily operations. These Account fees and expenses are neither billed directly to shareholders nor deducted from individual shareholder accounts but are paid out of an Account's assets and are reflected in its share price or dividends.

Each Account has entered into an investment advisory agreement with the Manager pursuant to which the Account pays a management fee to the Manager for managing its investments and business affairs. The Manager provides administrative services to each Account, including providing accounting, administrative and clerical personnel and monitoring the activities of the transfer agent, custodian and independent auditors of the Accounts. The Accounts also pay other expenses, which are explained below.

MANAGEMENT FEES

LIQUID ACCOUNT
The Liquid Account pays a monthly fee to the Manager which is based on a stated percentage of the Liquid Account's average daily net asset value as follows:

NET ASSET VALUE                   ANNUAL RATE
--------------------------------  -----------
First $200,000,000..............     0.50%
Next $100,000,000...............     0.45%
Amount over $300,000,000........     0.40%

For the fiscal year ended December 31, 1994, the Liquid Account paid management fees equal to 0.50% of its average daily net assets.

GOVERNMENT SECURITIES ACCOUNT, INCOME ACCOUNT,
GROWTH ACCOUNT AND TOTAL RETURN ACCOUNT
Each other Account pays a monthly fee to the Manager which is based on a stated percentage of the Account's average daily net asset value as follows:

NET ASSET VALUE                   ANNUAL RATE
--------------------------------  -----------
First $300,000,000..............    0.625%
Next $100,000,000...............    0.500%
Amount over $400,000,000........    0.450%

For the fiscal year ended December 31, 1994, each of the Income Account, Government Securities Account, Total Return Account and Growth Account paid management fees equal to 0.625% of its average daily net assets.

From time to time, G.R. Phelps may agree not to impose all or a portion of its advisory fee and/or undertake to pay or reimburse an Account for all or a portion of its expenses not otherwise required to be borne or reimbursed by G.R. Phelps. Any such fee reduction or undertaking may be discontinued or modified by G.R. Phelps at any time. Expense limitation arrangements, which may be terminated at any time without notice, can decrease an Account's expenses and increase its performance.

OTHER EXPENSES
Each Account is also responsible for expenses not expressly stated to be payable by the Manager under the Account's Investment Advisory Agreement. Each Account pays other expenses, such as legal, audit and custodian fees, proxy solicitation costs and the compensation of directors who are

                               Prospectus Page 26

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

not affiliated with Connecticut Mutual. State Street Bank and Trust Company provides custodian services to each Account.


Each Account contracts with NFDS to perform many transaction and accounting functions. These services include processing shareholder transactions, valuing the Account's investments and handling securities loans. For the fiscal year ended December 31, 1994, the Liquid Account, Income Account, Government Securities Account, Total Return Account and Growth Account paid NFDS fees (as a percentage of their average net assets) equal to 0.29%, 0.15%, 0.16%, 0.24%, and 0.26%, respectively.

DISTRIBUTION PLANS

Each Account has adopted a distribution plan for both Class A shares (Class A
Plan) and Class B shares (Class B Plan) and, with respect to the Liquid Account, for its shares (Liquid Account Plan) designed to meet the requirements of Rule 12b-1 under the 1940 Act and the sales charge rules of the NASD.



Under the Class A Plan of each Account, each Account may make payments for personal services and/or the maintenance of shareholder accounts to account executives of CMFS and other broker-dealer firms with whom CMFS has agreements in amounts not exceeding 0.25% of the average daily net assets of the Account's Class A shares for any fiscal year. The Class A Plans for each Account became effective on January 1, 1995, and no amounts were paid by such Accounts pursuant to any Class A Plan during fiscal year 1994.



Under the Liquid Account Plan, the Liquid Account reimburses CMFS for its actual expenses associated with the sale of shares of the Liquid Account. This may include payments to third parties, such as banks or broker-dealers, that provide shareholder support services or engage in the sale of shares of the Liquid Account. However, payments to CMFS from the assets of the Liquid Account cannot exceed 0.10% of the average daily net assets of the Liquid Account's shares. In addition, the Liquid Account Plan provides that the Liquid Account will not reimburse CMFS for expenses incurred in a given year if the Liquid Account's aggregate expenses for that year exceed 1.0% of the value of its aggregate daily net assets. CMFS temporarily agreed not to impose any reimbursement to which it may be entitled pursuant to the Liquid Account Plan during the years ended December 31, 1993 and 1994. The Liquid Account may pay, in 1995, a portion of the maximum amount payable annually under the Liquid Account Plan, which is 0.10% of the average daily net assets of the Liquid Account.



Under each Account's Class B Plan, such Account may pay CMFS a service fee at the annualized rate of up to 0.25% of the average daily net assets of the Account's Class B shares for its expenditures incurred in servicing and maintaining shareholder accounts, and may pay CMFS a distribution fee at the annualized rate of up to 0.75% of the average daily net assets of the Account's Class B shares for its expenditures incurred in providing services as distributor. Expenses incurred under the Class B Plan in excess of 1.00% annually may be carried forward for reimbursement in subsequent years as long as the Class B Plan continues in effect.



Each of the Class A Plans, Class B Plans and the Liquid Account Plan were approved, on behalf of the respective Account, by a majority of the Company's Directors who are not interested persons of the Company and who have no financial interest in the respective Plan. Neither a Class A Plan, Class B Plan nor the Liquid Account Plan may be amended to increase materially the annual percentage limitation of average net assets that may be spent for the services described in a Class A Plan or Class B Plan or the Liquid Account Plan without the approval of the shareholders of the affected Account. Any unreimbursed expenses under a Class A Plan or the Liquid Account Plan are not carried beyond one year from the date of incurrence.


PORTFOLIO TURNOVER RATES
For the fiscal year ended December 31, 1994, the portfolio turnover rates for the Income Account, Government Securities Account, Total Return Account and Growth Account were 62.88%, 156.9%, 115.01% and 98.46%, respectively. High portfolio turnover rates (above 100%) increase transaction costs and may increase taxable capital gains. The Manager considers these effects when evaluating the anticipated benefits of that turnover.

PORTFOLIO TRANSACTIONS AND BROKERAGE
The Manager is primarily responsible for placing orders for the portfolio transactions of each Account. In placing orders, it is the policy of the Manager to seek to obtain the most favorable net results, taking into account various factors,

                               Prospectus Page 27

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
including financial responsibility, quality of execution, price, dealer spread or commissions, if any, size of the transaction, difficulty of execution, the provision of research and other services rendered. As a result, while the Manager seeks reasonably competitive spreads or commissions, the commissions paid to a broker may be greater than the amount another firm might charge, provided the Manager determines in good faith that the amount of such commission is reasonable in relation to the value of the brokerage services and research information provided by such broker. Such information may be used by the Manager in managing all of its accounts and not all of such information may be used in managing the Accounts. In selecting other brokers, each Account may also consider the sale of its shares effected through such other brokers as a factor in their selection, provided the Account obtains the best price and execution of orders.

Money market securities and other fixed income securities in which the Accounts may invest are traded primarily in the over-the-counter (OTC) market. For transactions effected in the OTC market, the Accounts intend to deal with the primary market-makers in the securities involved, unless a more favorable result is obtainable elsewhere.

Commission rates on foreign exchanges are generally fixed and are generally higher than negotiated commission rates available in the United States.

MERGER OF PARENT OF G.R. PHELPS
The Boards of Directors of Connecticut Mutual Life Insurance Company (the parent company to G.R. Phelps) ("CML") and Massachusetts Mutual Life Insurance Company ("MassMutual") have approved a plan of merger pursuant to which CML would merge with and into MassMutual. The agreement was signed on September 13, 1995. The merger, if consummated, will result in the Adviser becoming a wholly-owned subsidiary of MassMutual. The merger is expected to be consummated on or about December 31, 1995, subject to the approval of certain policy holders and insureds of CML and MassMutual and applicable regulatory authorities.

Consummation of the merger may result in an assignment, and consequently a termination, of each existing investment management agreement between the Adviser and the Fund and any sub-investment management agreement among the Adviser, Sub-Adviser and the Fund. Fund shareholders on the record date will be asked to vote on new investment management agreements to become effective at or about the time the transaction is completed.

--------------------------------------------------------------------------------

                       DIVIDENDS, CAPITAL GAINS AND TAXES

--------------------------------------------------------------------------------

It is the Company's intention to distribute all or substantially all the net investment income and net realized capital gains, if any, of each Account for each taxable year. For dividend purposes, net investment income of each Account will consist of all payments of dividends received or interest accrued by such Account less the estimated expenses of such Account (including fees payable to the Manager).


Dividends from net investment income of the Growth Account and Total Return Account are declared and paid semi-annually. Dividends from net investment income of the Government Securities Account and Income Account are declared monthly and paid monthly. Dividends from net investment income of the Liquid Account are declared and accrued daily and paid monthly. Dividends for the Liquid Account are not paid on shares until the day following the date on which the shares are issued.


All realized net short-term capital gains in excess of net long-term capital losses of an Account, if any, and all realized net long-term capital gains in excess of net realized short-term capital losses of the Account, if any, are declared and paid at least annually. Unless shareholders specify otherwise, all dividends and distributions will be automatically reinvested in additional full and fractional shares of each Account.

                               Prospectus Page 28

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Dividends from each Account's net investment income, certain net foreign exchange gains and net short-term capital gains are taxable as ordinary income, and dividends from each Account's net long-term capital gains are taxable as long-term capital gains. For federal income tax purposes, all dividends are taxable as described above whether a shareholder takes them in cash or reinvests them in additional shares of the Account. Certain dividends paid in January may be treated as if they were received on December 31 of the prior year. Information as to the federal tax status of dividends and distributions will be provided annually.


Each Account has elected to be treated, has qualified and intends to continue to qualify for treatment as a "regulated investment company" under Subchapter M of the Code, so that it will not pay federal income taxes on income and capital gains provided such income and capital gains are distributed to shareholders within the time period prescribed by the Code.



Under the Code, an Account will be subject to a nondeductible 4% excise tax on a portion of its undistributed income and capital gains if it fails to meet certain distribution requirements with respect to each calendar year. Each Account intends to make distributions in a timely manner and accordingly does not expect to be subject to the excise tax.


A portion of any dividend income received by an Account from U.S. domestic corporations and distributed as a dividend to its corporate shareholders may be eligible for the 70% dividends-received deduction, subject to certain conditions and limitations under the Code.


An Account may be subject to foreign withholding or other foreign taxes with respect to income and, in some cases, capital gains from its foreign investments. In some cases, it is possible that these taxes may be reduced under applicable income tax treaties.



A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent an Account's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. Accordingly, each Account will report annually to its shareholders the percentage of interest income earned from such securities during the preceding year. Each shareholder is advised to consult his own tax adviser regarding the exemption, if any, of such income under applicable state and local law.



Redemptions (including exchanges and repurchases) of shares are taxable transactions in which a shareholder may realize a gain or loss. No such gain or loss would normally arise for transactions in shares of the Liquid Account, provided that it maintains a stable $1.00 per share net asset value, except to the extent a loss may result from the imposition of a CDSC. Special tax rules may apply to the calculation of gains or losses and the deductibility of any losses in particular circumstances.



Dividends and other distributions and, except for the Liquid Account if it maintains a constant NAV, the proceeds of redemptions or repurchases of Account shares paid to individuals and other non-exempt payees will be subject to a 31% backup withholding of federal income tax if the Account is not provided with the shareholder's correct taxpayer identification number and certification that the number is correct and the shareholder is not subject to backup withholding or the Account receives notice from the Internal Revenue Service (the "IRS") or a broker that such withholding applies. Please refer to the Account Application for additional information.


The description above relates only to U.S. federal income tax consequences for shareholders who are U.S. persons, I.E., U.S. citizens or residents or U.S. corporations, partnerships, trust or estates, and who are subject to U.S. federal income tax. Shareholders should consult their own tax advisors regarding state, local and other applicable tax laws.

                               Prospectus Page 29

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

                                  THE COMPANY

--------------------------------------------------------------------------------

Each Account is a mutual fund: an entity that pools shareholders' money and invests it toward specified goals. In technical terms, each Account is a separate diversified portfolio or "series" of the Company, an open-end management investment company which was organized as a corporation under the laws of Maryland on December 9, 1981.
The Company has authorized 3 billion shares of Common Stock, par value $0.001 per share and may create and classify the Common Stock into separate mutual funds (or investment series or portfolios of shares) without further approval of the Company's shareholders. As of the date of this prospectus, the Company has established the five Accounts described in this Prospectus; the following five municipal bond funds: CMIA National Municipals Account, CMIA California Municipals Account, CMIA Massachusetts Municipals Account, CMIA New York Municipals Account and CMIA Ohio Municipals Account (the "Municipals Accounts"); and the following three "LifeSpan" funds: CMIA LifeSpan Capital Appreciation Account, CMIA LifeSpan Balanced Account and CMIA Life Span Diversified Income Account (the "LifeSpan Accounts"). The Municipal Accounts and LifeSpan Accounts are offered by means of separate prospectuses. Additional series of the Company may be added in the future. '


The Board of Directors is authorized, without further shareholder approval, to classify and reclassify the Accounts into one or more classes. Accordingly, the Directors have authorized the issuance of two classes of shares of each of the Accounts (except for the Liquid Account), designated as Class A shares and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Accounts and have equal rights as to voting, redemption, dividends and liquidation. However, each class bears different distribution and transfer agency fees and expenses and each class has exclusive voting rights with respect to its respective Rule 12b-1 distribution plan.



As of August 31, 1995, Connecticut Mutual and its affiliates owned 29% of the shares of the Company, including 33% of the shares of the Liquid Account, 15% of the shares of the Government Securities Account, 31% of the shares of the Income Account, 31% of the shares of the Growth Account, and 0% of the shares of the Total Return Account.


The Company is governed by a Board of Directors which is responsible for protecting your interests as a shareholder. The directors are experienced executives who meet at least quarterly to oversee the activities of each Account, review contractual arrangements with companies that provide services to the Accounts and review each Account's performance. The majority of the directors are not otherwise affiliated with Connecticut Mutual. The SAI contains the names and general background of each director and executive officer of the Company.


The Company does not hold annual meetings of shareholders. The Company may hold shareholder meetings, however, to elect or remove directors, change the fundamental policies of an Account, approve the management contract of an Account or for other purposes. On matters affecting only one series, only the shareholders of that series are entitled to vote. On matters relating to all of the series but affecting the series differently, separate votes by each series are required. On matters relating to a single class of shares of a series, only the shareholders of that class are entitled to vote. Shareholders holding more than 50% of the Company can elect all of the Company's directors if they so choose. Each share is entitled to one vote within each series.


                               Prospectus Page 30

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

PERFORMANCE

From time to time the Company may advertise yields and total returns for the Accounts. In addition, the Company may advertise the effective yield of the Liquid Account. These figures will be based on historical performance and are not intended to indicate future performance.


The yield of the Liquid Account refers to the annualized net income generated by an investment in that Account over a specified seven-day period. The yield is "annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period, and is shown as a percentage of that investment. The effective yield is calculated similarly, but, when annualized, the income earned by an investment in that Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.



Performance data for the classes of the other Accounts may be calculated pursuant to a standardized formula or in non-standardized manners. The standardized yield of these other Accounts refer to the annualized net income generated by an investment in a class of that Account over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during the 30-day period is generated each 30-day period over a 12-month period, and is shown as a percentage of the investment.


The standardized total return of a class of an Account refers to return quotations assuming an investment has been held in the Account for various periods of time including, but not limited to, one year, five years and ten years (or any such shorter period from the Account's or the class's inception). The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the net asset value per share of the class), whereas the yield figures will only reflect income.



The standardized yield and total return quotations for the Class A shares of Accounts will reflect the maximum sales charge imposed on purchases of Class A shares of the Account. For Class B shares of an Account, these calculations reflect the deduction of any applicable CDSC.



In addition, the Company may from time to time also disclose yield or total return in non-standard formats, and cumulative total return for the classes of the Accounts. The non-standard average annual total return and cumulative total return may be based on net asset value per share of a class, rather than a $1,000 investment. These non-standard return figures would not reflect the initial sales charge on Class A shares or the CDSC on Class B shares, which, if reflected, would lower the performance figures. In addition, non-standardized yields figures may be advertised that also would not reflect the applicable sales charge. The Company may from time to time also disclose yield, standard total returns, and non-standard total returns for the classes of the Accounts based on or covering periods of time other than those indicated above. Non-standard performance data will only be disclosed if the standard performance is also disclosed. For additional information regarding the calculation of performance data, please refer to the SAI.



Also from time to time, in advertisements or in reports to shareholders, the Company may compare the performance of the classes of the Accounts to that of other mutual funds with similar investment objectives, and to other relevant indices published by recognized mutual fund statistical rating services or publications of general interest, such as FORBES or MONEY. The SAI contains a list of publications which may contain comparative studies which the Company may use in advertisements or shareholder materials. For example, the Company may compare an Account's Class A or Class B performance to that of other mutual funds with a similar investment objective as compiled by Lipper Analytical Services, Inc. In addition, the Company may compare the performance to that of recognized stock market indicators, including, but not limited to, the S&P 500 Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of


                               Prospectus Page 31

                  Connecticut Mutual Investment Accounts, Inc.

the stock market in general), and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of an Account. The effects of compounding may also be discussed.

Performance data may also be calculated for shorter or longer base periods. The Company may use various base periods as may be deemed necessary to provide investors with the most informative yield or total return information, depending on the then-current market conditions. Performance will vary from time to time, and historical results will not be representative of future performance.


Performance information may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance. Current yield is not fixed and varies with changes in investment income and net asset value per share. The yield of Class A or Class
B
shares of an Account or the shares of the Liquid Account will be affected if it experiences a net inflow of new money which is invested at interest rates different from those being earned on its then-current investments. An investor's principal in an Account and an Account's return are not guaranteed and will fluctuate according to market conditions.



The investment results of an Account's Class A and Class B shares and of the Liquid Account shares will vary from time to time depending on market conditions, the composition of the Account's portfolio and operating expenses. For further information about the calculation methods and uses of an Account's Class A and Class B shares and of the Liquid Account's shares investment results, see the SAI.


--------------------------------------------------------------------------------

                            RISK FACTORS, SECURITIES
                            AND INVESTMENT TECHNIQUES

--------------------------------------------------------------------------------

The following discussions contain more detailed information about types of instruments in which the Accounts may invest and strategies the Manager may employ in pursuit of the Accounts' investment objectives. A summary of risks and restrictions associated with these instrument types and investment practices is included as well. Policies and limitations are considered at the time of purchase; the sale of instruments is not required in the event of a subsequent change in circumstances. Some of the restrictions described below are fundamental and may be changed only with shareholder approval. These restrictions are set forth in greater detail in the SAI.

The Manager may not buy all of these instruments or use all of these techniques to the full extent permitted unless it believes that doing so will help an Account achieve its goals. As a shareholder, you will receive financial reports every six months detailing holdings of your Account(s) and describing recent investment activities.

EQUITY SECURITIES (TOTAL RETURN ACCOUNT AND
GROWTH ACCOUNT)
Equity securities include common stocks, preferred stocks, convertible securities and warrants. Common stocks represent an equity (ownership) interest in a corporation. This ownership interest often gives an Account the right to vote on measures affecting the company's organization and operations. Although common stocks have a history of long-term growth in value, their prices tend to fluctuate in the short term, particularly those of smaller capitalization companies. Preferred stocks represent a limited equity interest in a corporation. Preferred stocks are often entitled only to dividends at a specified rate, and have a preference over common stock, dividends and on liquidation of assets. Preferred stocks generally have lesser voting rights than common stocks. Because their dividends are often fixed, the value of many preferred stocks fluctuates inversely with changes in interest rates.

                               Prospectus Page 32

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

Convertible securities are bonds, preferred stocks and other securities that pay a fixed rate of interest or dividend and offer the buyer the option of converting the security into common stock. The value of convertible securities depends partially on interest rate changes and the credit quality of the issuer. The value of convertible securities is also sensitive to company, market and other economic news, and will change based on the price of the underlying common stock. For this reason, the Manager considers the growth potential of the underlying stock when selecting an Account's investments. Convertible securities generally have less potential for gain than common stock, but also less potential for loss, since their income provides a cushion against the stock's price declines. However, because the buyer is also exposed to the risk and reward potential of the underlying stock, convertible securities generally pay less income than similar non-convertible bonds.

DEBT SECURITIES (ALL ACCOUNTS)
DEBT SECURITIES GENERALLY. Each Account may purchase debt securities consisting of corporate debt obligations, U.S. Government securities, municipal obligations, mortgage-backed and asset-backed securities, adjustable rate securities, stripped securities, custodial receipts for Treasury certificates, zero coupon bonds, equipment trust certificates, loan participation notes, structured notes and money market instruments. Bonds and other debt instruments are used by domestic and foreign issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest, and must repay the amount borrowed at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values. Zero coupon bonds accrue income for tax and accounting purposes and such income must be distributed to shareholders. Because no cash is received at the time of such accruals, an Account may be required to liquidate other securities to satisfy distribution obligations. Debt securities have varying degrees of quality and varying levels of sensitivity to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of an Account's portfolio of debt securities, and, conversely, during periods of rising interest rates, the value of an Account's portfolio of debt securities will generally decline. Longer-term bonds are generally more sensitive to interest rate changes than shorter-term bonds.

LOWER QUALITY AND UNRATED DEBT SECURITIES. Each Account, except Liquid Account and Government Account, may purchase lower quality and unrated debt securities. No Account will purchase securities rated below B by Moody's or S&P. Lower quality debt securities I.E., rated below BBB or Baa, (commonly called high yield bonds or junk bonds) are often considered to be speculative and involve greater risk of default or price changes due to changes in the issuer's creditworthiness. The market prices of these securities may fluctuate more than higher quality securities and may decline significantly in periods of general economic difficulty. An economic downturn could also disrupt the high yield bond market generally and impair the ability of issuers to repay principal and interest. An increase in interest rates would (as is the case with debt instruments generally) reduce market values of a portfolio of lower rated fixed income securities. The market price and liquidity of lower rated fixed income securities generally responds to short-term corporate and market developments to a greater extent than do higher rated securities because such developments are perceived to have a more direct relationship to the ability of an issuer of such lower rated securities to meet its ongoing debt obligations. The market prices of zero coupon and payment-in-kind bonds are affected to a greater extent by interest rate changes, and thereby tend to be more volatile, than securities which pay interest periodically and in cash. Increasing rate note securities are typically refinanced by the issuers within a short period of time. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield obligations, especially in a thinly traded market.

Reduced volume and liquidity in the high yield, high risk bond market or the reduced availability of market quotations for such bonds will make it more difficult to dispose of the bonds and to value accurately an Account's assets. The reduced availability of reliable, objective pricing data may increase an Account's reliance on management's judgment in valuing high yield, high risk bonds.

The Manager does not rely on credit ratings assigned by rating agencies in assessing investment opportunities in such bonds. Ratings by credit agencies focus on safety of principal and interest payments and do not evaluate market risks. In addition, ratings by credit agencies may not be changed by the agencies in a timely manner to reflect subsequent economic events. By conducting intensive credit research, carefully selecting individual issues and diversifying portfolio holdings by

                               Prospectus Page 33

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
industry sector and issuer, the Manager believes that the default risk of lower rated securities can be reduced. Emphasis on credit risk management involves the Manager's own internal analysis to determine the debt service capability, financial flexibility and liquidity of an issuer, as well as the fundamental trends and outlook for the issuer and its industry. The Manager's rating helps it determine the attractiveness of specific issues relative to the valuation by the market place of similarly rated credits. The Manager may retain securities whose ratings fall below B after purchase until the Manager determines that disposing of such securities is in the best interests of the respective Account.

DERIVATIVE INSTRUMENTS. Each of the Accounts may invest in derivative instruments which are securities or contracts that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark. Transactions in derivative instruments can be, but are not necessarily, riskier than investments in conventional stocks, bonds and money market instruments. The use of derivative instruments for non-hedging purposes or to generate additional income may be considered a speculative investment practice. A derivative instrument is more accurately viewed as a way of reallocating risk among different parties or substituting one type of risk for another. Transactions in derivative instruments often enable an Account to take investment positions that more precisely reflect the portfolio manager's expectations concerning the future performance of the various investments available to the Account. Derivative instruments can be a legitimate and often cost-effective method of accomplishing the same investment goals as could be achieved through other authorized investments in conventional securities.

Derivative securities include collateralized mortgage obligations, stripped mortgage backed securities, asset backed securities, structured notes and floating interest rate securities. Derivative contracts include futures contracts, forward contracts, forward commitment and when-issued securities transactions, forward foreign currency exchange contracts and interest rate swaps. The principal risks associated with derivative instruments are:

/ / Market risk: The instrument will decline in value or that an alternative investment would have appreciated more, but this is no different from the risk of investing in conventional securities.

/ / Leverage and associated price volatility: Leverage causes increased volatility in the price and magnifies the impact of adverse market changes, but this risk may be consistent with a fund's investment objective in order to achieve an average portfolio volatility that is within the expected range for that type of fund. The SEC has taken the position that the risk of leverage is not an appropriate risk for a money market fund.

/ / Credit risk: The issuer of the instrument may default on its obligation to pay interest and principal, but derivatives based on U.S. Government agency mortgage securities may actually present less credit risk than some conventional corporate debt securities.


/ / Liquidity and valuation risk: Many derivative instruments are traded in institutional markets rather than on an exchange. Nevertheless, many derivative instruments are actively traded and can be priced with as much accuracy as conventional securities. Derivative instruments that are custom designed to meet the specialized investment needs of a relatively narrow group of institutional investors such as the Accounts are not readily marketable and are subject to an Account's restrictions on illiquid investments.


/ / Correlation risk: There may be imperfect correlation between the price of the derivative and the underlying asset; for example, there may be price disparities between the trading markets for the derivative contract and the underlying asset.

FOREIGN SECURITIES (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT AND THE
GOVERNMENT
SECURITIES ACCOUNT)
Each Account (except the Liquid Account and Government Securities Account) may purchase, as appropriate to its investment objective and policies, equity and debt securities issued by foreign issuers, denominated in foreign currency and traded primarily on foreign markets. (For this purpose Eurodollar and Yankee dollar fixed income securities are not considered "foreign securities.")


Investments in foreign equity and debt securities involve risks different from those encountered when investing in securities of domestic issuers. Such risks include: the adverse impact of trade balances and imbalances and related economic policies; currency exchange rate fluctuations; adverse foreign exchange control policies; nationalization, expropriation or confiscatory taxation; income tax withholding at the source; limitations


                               Prospectus Page 34

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
on the removal of funds or other assets; political or social instability; difficulty in obtaining and enforcing judgments abroad; restrictions on foreign investments in other jurisdictions; price volatility; problems arising from the diverse structure and illiquidity of securities markets in various countries and regions; and other specific local, political and economic considerations. See the SAI for additional discussion of the risks of investing in foreign markets.

The value of foreign securities may be adversely affected by fluctuations in the relative rates of exchange between the currencies of difference nations and by exchange control regulations. The investment performance of an Account may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities denominated in a foreign currency will increase or decrease in response to changes in the value of foreign currencies in relation to the U.S. dollar.

Also, there may be higher transaction costs in foreign securities and less government regulation of foreign stock exchanges, brokers, and issuers than is present in the United States. Equity securities and debt instruments acquired in foreign markets will not, as a rule, be subject to registration under the Securities Act of 1933 or be under the jurisdiction of the SEC.

Most foreign securities of an Account are held outside the United States by local foreign subcustodians that satisfy certain eligibility requirements. However, foreign subcustodian arrangements are significantly more expensive than domestic custody arrangements. In addition, foreign custody and settlement of securities transactions is subject to local law and custom that is not, generally, as well established or as reliable as U.S. regulation and custom applicable to custody and settlements of securities transactions and, accordingly, there is generally perceived to be a greater risk of loss in connection with securities custody and securities transactions in many foreign countries. Finally, there may be less publicly available information about foreign issuers, and such issuers may not be subject to the same accounting and auditing standards as publicly held domestic issuers.

The Accounts, other than Liquid Account and Government Securities Account, may invest in companies located in emerging countries. Compared to the United States and other developed countries, developing countries may have relatively unstable governments, economies based on only a few industries, and securities markets that are less liquid and trade a small number of securities. Prices on these exchanges tend to be volatile and, in the past, securities in these countries have offered greater potential for gain (as well as loss) than securities of companies located in developed countries. See the SAI for additional discussion of the risks of investing in securities of issuers in emerging countries.

RESTRICTIONS: No Account may invest more than 10% of its total assets in foreign securities, except the following securities, in which such Accounts may invest up to 25% of their total assets: foreign equity and debt securities (i) issued, assumed or guaranteed by foreign governments or their political subdivisions or instrumentalities, (ii) assumed or guaranteed by domestic issuers, including Eurodollar securities, and (iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the NYSE.

FOREIGN CURRENCY TRANSACTIONS. Each Account (other than the Liquid Account and the Government Securities Account) may enter into foreign currency transactions in order to protect the U.S. dollar value of the Account's foreign currency-denominated portfolio securities against the U.S. dollar effects of adverse changes in foreign currency exchange rates (Base Currency Hedging). Normally, an Account will not engage in cross-hedging (I.E., dealing in foreign exchange between currencies of the different countries in which it has invested for the purpose of hedging against possible variations in the foreign exchange rate between those countries). Both Base Currency Hedging and cross-hedging may be accomplished through direct purchases or sales of currency, purchases of options or futures contracts with respect to currency, and contractual agreements to purchase or sell a specified currency at a specified future date (up to one year) at a price set at the time of contract.


Such contractual commitments may be forward contracts entered into directly with another party or exchange-traded futures contracts. An Account may also purchase and sell options on futures contracts, forward contracts, or futures contracts which are denominated in a particular currency to hedge the risk of fluctuations in the value of another currency. An Account's dealings in foreign


                               Prospectus Page 35

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of currency with respect to specific receivables or payables of the Account accruing in connection with the purchase or sale of its portfolio securities. Position hedging is the purchase or sale of currency with respect to portfolio security positions denominated or quoted in a foreign currency. No Account will speculate in foreign exchange.

If an Account enters into a forward foreign currency exchange contract to buy foreign currency, the Account will be required to place and maintain in a segregated account with the Account's custodian for the duration of the contract an amount of cash or liquid, high grade debt securities equal to the Account's obligations under the contract.

U.S. GOVERNMENT SECURITIES (ALL ACCOUNTS)
Each Account may purchase U.S. Government securities. Government Securities include: (1) U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance, U.S. Treasury bills (maturity of one year or less), U.S. Treasury notes (maturities of one to 10 years), and U.S. Treasury bonds (generally maturities of greater than 10 years), all of which are backed by the full faith and credit of the United States, and (2) obligations issued or guaranteed by U.S. Government agencies or instrumentalities, some of which are backed by the full faith and credit of the U.S. Treasury, such as direct pass-through certificates of the Government National Mortgage Association
(GNMA); some of which are supported by the right of the issuer to borrow from the U.S. Government, such as obligations of Federal Home Loan Banks; and some of which are backed only by the credit of the issuer itself, such as obligations of the Student Loan Marketing Association.

A large percentage of the assets of the Government Securities Account have at times been invested in GNMA certificates of the modified pass-through type. GNMA certificates are debt securities issued by a mortgage banker or other mortgagee, and represent an interest in a pool of mortgages insured by the Federal Housing Administration or the Farmers Home Administration, or guaranteed by the Veterans Administration. GNMA guarantees the timely payment of monthly installments of principal and interest on modified pass-through certificates at the time such payments are due, whether or not such amounts are collected by the issuer of these certificates on the underlying mortgages.

Mortgages included in single-family residential mortgage pools backing an issue of GNMA certificates have a maximum maturity of 30 years. Scheduled payments of principal and interest are made to the registered holders of GNMA certificates (such as the Account) each month. Unscheduled prepayments of mortgages included in these pools occur as a result of the prepayment or refinancing of such mortgages by homeowners, or as a result of the foreclosure of such mortgages. Such prepayments are passed through to the registered holders of GNMA certificates with the regular monthly payments of principal and interest, which has the effect of reducing future payments on such certificates. That portion of monthly payments received by an Account which represents interest and discount will be included in an Account's net income. Principal payments on GNMA certificates will be reinvested by an Account. Prepayments and scheduled payments of principal on GNMA certificates will be reinvested at prevailing interest rates, which may be less than the rate of interest payable on the GNMA certificates on which such prepayment and payments are made.

U.S. GOVERNMENT-RELATED SECURITIES
(GOVERNMENT SECURITIES ACCOUNT, INCOME ACCOUNT
AND TOTAL RETURN ACCOUNT)
Government-related Securities include collateralized mortgage obligations
(CMOs). CMOs are debt obligations issued by U.S. government agencies, or by financial institutions and other mortgage lenders, and collateralized by mortgage pass-through securities, such as GNMA, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation certificates. Payments of principal and interest on the underlying collateral and any reinvestment income thereon provide the funds to pay debt service obligations to the CMOs. CMOs are issued in a number of classes or series, each with its own maturity and interest rate. While the classes or series are often retired in sequence as the underlying mortgages are repaid, payments of principal and interest on the underlying mortgages may be allocated among the different series or classes in innumerable ways. As with any mortgage-related security, principal prepayment on the collateral may cause the CMOs to be retired substantially earlier than the stated

                               Prospectus Page 36

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
maturities or final distribution dates. Prepayment may thus shorten the stated maturity of the obligation and can result in the loss of premium if any has been paid. Certain of these securities may have variable or floating interest rates and others may be stripped (securities which provide only the principal or only the interest feature of the underlying security). Stripped mortgage backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage backed securities are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. A typical stripped mortgage backed security will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In the most extreme case, one class will receive all of the interest (the "interest only" class) while the other class will receive all of the principal (the "principal only" class). The yields and market risk of interest only and principal only stripped mortgage backed securities, respectively, may be more volatile than those of other fixed-income securities. The staff of the SEC considers privately issued stripped mortgage backed securities to be illiquid.

ASSET-BACKED SECURITIES (INCOME ACCOUNT,
GOVERNMENT ACCOUNT AND TOTAL RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in asset-backed securities, which represent participations in, or are secured by and payable from, pools of assets such as motor vehicle installment sale contracts, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Asset-backed securities may also be collateralized by a portfolio of U.S. Government securities, but are not direct obligations of the U.S. Government, its agencies or instrumentalities. Such asset pools are securitized through the use of privately-formed trusts or special purpose corporations. Payments or distributions of principal and interest on asset-backed securities may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present; however privately issued obligations collateralized by a portfolio of privately issued asset-backed securities do not involve any government-related guarantee or insurance. In addition to the risks similar to those associated with mortgage-backed securities (see "-- U.S. Government Securities," above), asset-backed securities present further risks that are not presented by the mortgage-backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets.

STRUCTURED NOTES (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND TOTAL
RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in structured notes. The distinguishing feature of a structured note is that the amount of interest and/or principal payable on the notes is based on the performance of a benchmark asset or market other than fixed-income securities or interest rates. Examples of these benchmarks include stock prices, currency exchange rates and physical commodity prices. Investing in a structured note allows an Account to gain exposure to the benchmark market while fixing the maximum loss that the Account may experience in the event that market does not perform as expected. Depending on the terms of the note, the Account may forego all or part of the interest and principal that would be payable on a comparable conventional note; the Account's loss cannot exceed this foregone interest and/or principal. An investment in structured notes involves risks similar to those associated with a direct investment in the benchmark asset.

INVERSE FLOATING RATE INSTRUMENTS (INCOME ACCOUNT, GOVERNMENT
ACCOUNT AND TOTAL
RETURN ACCOUNT)
The Income Account, Government Account and Total Return Account may invest in inverse floating rate debt instruments ("inverse floaters"), including leveraged inverse floaters and inverse floating rate mortgage-backed securities, such as inverse floating rate "interest only" stripped mortgage-backed securities. The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.

MORTGAGE DOLLAR ROLLS (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND
TOTAL RETURN
ACCOUNT)
The Income Account, Government Account and Total Return Account may each invest up to 20%

                               Prospectus Page 37

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.

of their respective assets in mortgage dollar rolls in which the Government Account sells mortgage-backed securities for delivery in the current month and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. During the roll period, the Account foregoes principal and interest paid on the mortgage-backed securities. The Account is compensated by the difference between the current sales price and the lower forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position which matures on or before the forward settlement date of the dollar roll transaction. All rolls entered into by the Account will be covered rolls. Covered rolls are not treated as a borrowing or other senior security and will be excluded from the calculation of the Account's borrowings and other senior securities. The Manager is also permitted to purchase mortgage-backed securities and to sell such securities without regard to the length of time held in separate transactions that do not constitute dollar rolls. For financial reporting and tax purposes, the Accounts treat mortgage rolls as two separate transactions: one involving the purchase of securities and a separate transaction involving a sale. The Accounts do not currently intend to enter into mortgage dollar transactions that are accounted for as a financing.


LENDING OF PORTFOLIO SECURITIES (ALL ACCOUNTS) Subject to its investment policies and restrictions, each Account may also seek to increase its income by lending portfolio securities. Such loans may be made to qualified institutions, such as certain broker-dealers, and are required to be secured continuously by collateral in cash, cash equivalents, or U.S. Government securities maintained on a current basis at an amount at least equal to the market value of the securities loaned. The value of the securities loaned will not exceed 33 1/3% of the value of the total assets of the Account. An Account may experience a loss or delay in the recovery of its securities if the borrowing institution breaches its agreement with the Account.

FORWARD COMMITMENTS (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT)

Securities may be purchased by all Accounts (other than the Liquid Account) on a
"when-issued" or on a "forward commitment" basis, which means it may take 60 days or more before the securities are delivered to an Account. Securities purchased on a "when-issued" or "forward commitment" basis involve a risk that the value of the security to be purchased may decline prior to the settlement date. Also, if the dealer through which the trade is made fails to consummate the transaction, the Account may lose an advantageous yield or price.


COVERED CALL OPTIONS (ALL ACCOUNTS EXCEPT THE
LIQUID ACCOUNT)
Each Account (other than the Liquid Account) may write covered call options on securities, securities indices and foreign currencies, in each case as a hedge against decreases in prices of existing portfolio securities or increases in prices of anticipated portfolio securities. A call option on a security gives the holder (purchaser) the right to buy, and obligates the writer (seller) to sell (if the option is exercised), in return for a premium paid, the underlying security at a specified exercise price during the option period. A call option on a currency operates in a similar manner, except that delivery is made of the specified currency. A call option on an index is also similar except that the value of the option depends on the weighted value of the group of securities in the index and settlement of the option is made in the form of cash rather than the delivery of a security.

Because call options may be used to generate additional income and to attempt to reduce the effect of any adverse price movement in the securities or currency subject to the option, they do involve certain risks that are different in some respects from investment risks associated with similar funds which do not engage in such activities. The risk of writing covered call options includes the inability to participate in the appreciation of the underlying securities or currencies above the exercise price. In addition, the effectiveness of hedging through the purchase or sale of securities index options, including options on the S&P 500 Index, will depend upon the extent to which price movements in the portion of the securities portfolio being hedged correlate with the price movements in the selected securities index. Perfect correlation may not be possible because the securities held or to be acquired by an Account may not exactly match the composition of the securities index on which options are written. If the forecasts of the Manager regarding movements in securities prices, interest rates, or currency exchange rates are

                               Prospectus Page 38

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
incorrect, an Account's investment results may have been better without the hedge transactions.

INTEREST RATE SWAPS (INCOME ACCOUNT, GOVERNMENT ACCOUNT AND TOTAL
RETURN
ACCOUNT)

The Income Account, Government Account and Total Return Account may enter into interest rate swaps both for hedging and to seek to increase total return. Each Account will typically use interest rate swaps to adjust the effective duration of its portfolio. Interest rate swaps involve the exchange by an Account with another party of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. Since interest rate swaps are individually negotiated, an Account expects to achieve an acceptable degree of correlation between its portfolio investments and its interest rate swap positions.



An Account will enter into interest rate swaps only on a net basis, which means that the two payment streams are netted out, with the Account receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that an Account is contractually obligated to make. If the other party to an interest rate swap defaults, an Account's risk of loss consists of the net amount of interest payments that the Account is contractually entitled to receive. An Account will maintain in a segregated account with the Account's custodian cash and liquid high grade debt securities equal to the net amount, if any, of the excess of the Account's obligations over its entitlements with respect to swap transactions. To the extent that the net amount of a swap is held in a segregated account consisting of cash and high liquid grade debt securities, the Accounts and the Manager believe that swaps do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to an Account's borrowing restriction.



The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Manager is incorrect in its forecasts of market values and interest rates, the investment performance of the Accounts would be less favorable than it would have been if this investment technique were not used.

FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS (ALL ACCOUNTS
OTHER THAN
LIQUID ACCOUNT)
To hedge against changes in interest rates, securities prices or currency exchange rates or for non-hedging purposes, each Account (other than Liquid Account) may, subject to its investment objectives and policies, purchase and sell various kinds of futures contracts, and purchase and write call and put options on any of such futures contracts. An Account may also enter into closing purchase and sale transactions with respect to any of such contracts and options. Futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and other financial instruments and indices. The Growth Account and Total Return Account may purchase and sell futures contracts on stock indices and purchase and sell options on such futures. The Income Account and Total Return Account may purchase and sell interest rate futures and purchase and sell options on such futures. In addition, each Account that may invest in securities that are denominated in foreign currency may purchase and sell futures on currencies and purchase and sell options on such futures. An Account will engage in futures and related options transactions only for bona fide hedging purposes as permitted in regulations of the Commodity Futures Trading Commission. The aggregate initial margin and premiums required to establish positions in futures contracts and options on futures may not exceed 5 percent of the market value of the Account's total assets after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase.

The use of futures contracts entails certain risks, including but not limited to the following: no assurance that futures contracts transactions can be offset at favorable prices; possible reduction of the Account's income due to the use of hedging; possible reduction in value of both the securities hedged and the hedging instrument; possible lack of liquidity due to daily limits on price fluctuations; imperfect correlation between the contract and the securities being hedged; and potential losses in excess of the amount initially invested in the futures contracts themselves. If the expectations of the Manager regarding movements in securities prices or interest rates are incorrect, an

                               Prospectus Page 39

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
Account may have experienced better investment results without hedging. The use of futures contracts and options on futures contracts requires special skills in addition to those needed to select portfolio securities. A further discussion of futures contracts is set forth in the Accounts' SAI.

MONEY MARKET INSTRUMENTS (ALL ACCOUNTS)
All Accounts may in the judgment of the Manager hold cash or invest without limit in money market instruments. All Accounts (other than the Liquid Account and Government Securities Account) may invest in banker's acceptances, certificates of deposit, time deposits and commercial paper denominated in foreign currency but within the limitations described above under "--Foreign Securities." These Accounts will purchase only money market instruments denominated in a foreign currency whose issuers have at least one billion dollars (U.S.) of assets.

Banker's acceptances are bills of exchange or time drafts drawn on and accepted by a commercial bank. They are used by corporations to finance the shipment and storage of goods and to furnish dollar exchanges. Banker's acceptances generally mature in six months or less. Certificates of deposit are negotiable interest-bearing instruments with specific maturities. Certificates of deposit are issued by banks and savings and loan institutions in exchange for the deposit of funds and normally can be traded in the secondary market, prior to maturity. Time deposits are nonnegotiable receipts issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time. Time deposits cannot be traded in the secondary market. Commercial paper is the term used to designate unsecured short-term promissory notes issued by corporations and other entities. Maturities on commercial paper vary from a few days to nine months.

Each Account may invest in obligations of foreign branches of U.S. banks (Eurodollars) and U.S. branches of foreign banks (Yankee dollars). These investments involve risks that are different from investments in securities of U.S. banks or U.S. branches of U.S. banks, including potential unfavorable political and economic developments, different tax provisions, seizure of foreign deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.

REPURCHASE AGREEMENTS (ALL ACCOUNTS)
Each Account may enter into repurchase agreements. In a repurchase agreement, an Account buys a security at one price and simultaneously agrees to sell it back at a higher price. Delays or losses could result if the other party to the agreement defaults or becomes insolvent.

RESTRICTIONS: An Account will not invest more than 10% of its net assets in repurchase agreements maturing in more than seven days and securities which are not readily marketable.

RESTRICTED AND ILLIQUID SECURITIES (ALL ACCOUNTS)
Each Account may invest up to 10% of its net assets in illiquid investments, which includes repurchase agreements maturing in more than seven days, restricted securities and securities not readily marketable. Each Account may also invest in restricted securities eligible for resale to certain institutional investors pursuant to Rule 144A under the Securities Act of 1933.


WARRANTS (ALL ACCOUNTS EXCEPT THE LIQUID ACCOUNT AND THE
GOVERNMENT SECURITIES
ACCOUNT)


Each Account (except the Liquid Account and the Government Securities Account) may purchase rights and warrants, which represent rights to purchase the common stock of companies at designated prices. Each Account will not purchase such rights and warrants if the Accounts' holding of warrants (valued at the lower of cost or market) would exceed 5% of the value of the Account's total assets as a result of the purchase. In addition, each Account will not purchase a warrant or right which is not listed on the New York or American Stock Exchanges if the purchase would result in the Account's owning unlisted warrants in an amount exceeding 2% of its total assets.


                               Prospectus Page 40

                  Connecticut Mutual Investment Accounts, Inc.

                                   APPENDIX A

--------------------------------------------------------------------------------

DESCRIPTION OF SECURITIES RATINGS

As described in the Prospectus, the debt securities purchased by an Account may include securities in the lower rating categories (that is, rated below Baa by Moody's or below BBB by S&P, or unrated).

MOODY'S DESCRIBES ITS LOWER RATINGS FOR CORPORATE BONDS AS FOLLOWS:

Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Bonds which are rated Ba are judged to have speculative elements; their future cannot be consi-dered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
S&P DESCRIBES ITS LOWER RATINGS FOR CORPORATE BONDS AS FOLLOWS:

Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Debt rated BB, B, CCC, or CC is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

MOODY'S DESCRIBES ITS THREE HIGHEST RATINGS FOR COMMERCIAL PAPER AS
FOLLOWS:

Issuers rated P-1 (Prime-1) (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. P-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in well-established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures and moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated P-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will

                               Appendix Page A-1

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated P-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

S&P DESCRIBES ITS THREE HIGHEST RATINGS FOR COMMERCIAL PAPER AS
FOLLOWS:
A-1. This designation indicates that the degree of safety regarding timely payment is very strong.

A-2. Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated A-1.

A-3. Issues carrying this designation have a satisfactory capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

                               Appendix Page A-2

                  Connecticut Mutual Investment Accounts, Inc.

                                   APPENDIX B

--------------------------------------------------------------------------------

CREDIT QUALITY DISTRIBUTION

INCOME ACCOUNT
The average quality distribution of the portfolio of Income Account during the year ended December 31, 1994 was as follows:

QUALITY DISTRIBUTION                              % OF
AS ASSIGNED BY SERVICE          AVERAGE VALUE  PORTFOLIO
------------------------------  -------------  ----------
AAA                             $  10,899,567       22.9%
AA                                  2,601,601        5.5
A                                  14,889,330       31.3
BBB                                13,090,718       27.4
BB                                  2,061,858        4.3
B                                     288,235        0.6
Unrated                               877,239        1.8
Debt Securities                    44,708,548       93.8
Short-Term Securities               2,936,465        6.2
Total Portfolio                    47,645,465      100.0

TOTAL RETURN ACCOUNT
The average quality distribution of the portfolio of Total Return Account during the year ended December 31, 1994 was as follows:

QUALITY DISTRIBUTION                              % OF
AS ASSIGNED BY SERVICE          AVERAGE VALUE   PORTFOLIO
-----------------------------  ---------------  ---------
AAA                            $    48,259,445       25.7%
AA                                   3,578,850        1.9
A                                   12,772,383        6.8
BBB                                 14,352,761        7.6
BB                                   3,351,301        1.8
B                                       44,269          0
Unrated                              1,418,350        0.8
Debt Securities                     83,777,359       44.6
Equity Securities                   85,156,418       45.3
Short-Term Securities               18,883,627       10.1
Total Portfolio                    187,817,404      100.0

                               Appendix Page B-1

         CMIA SHAREHOLDER SERVICES AGENT
            National Financial Data Services
            P.O. Box 419694
            Kansas City, Missouri 64179-0948
            1-800-322-CMIA

         YOUR REPRESENTATIVE IS:


                   National Distributor
                   Connecticut Mutual Financial Services, L.L.C.
                   A subsidiary of
                    CONNECTICUT
                    MUTUAL
                   The Blue Chip Company


                      Connecticut Mutual
                      Life Insurance Company
                      140 Garden Street
                      Hartford, CT 06154
                      800-234-5606

                              C     M     I     A



STATEMENT OF ADDITIONAL INFORMATION

CLASS A AND CLASS B SHARES

OCTOBER 1, 1995


     This Statement of Additional Information (SAI) (Part B of the Registration Statement) is not a prospectus, but should be read in conjunction with the Company's Prospectus for the Connecticut Mutual Liquid Account and the Class A and Class B Shares Prospectus for the other CMIA Accounts and the Class A and Class B Shares Prospectus for the LifeSpan Accounts, each dated October 1, 1995 (together, the Prospectuses). Copies of the Prospectuses can be obtained free of charge by calling or writing the Company at the number or address noted above.

                              TABLE OF CONTENTS

                                                       Page



      1.  General Information                              1
      2.  Investment Objectives and Policies               1
      3.  Investment Restrictions                         20
      4.  Management                                      30
      5.  Investment Advisory Arrangements                35
      6.  Account Expenses                                39
      7.  Distribution Arrangements                       39
      8.  Distribution Financing Plans                    40
      9.  Portfolio Transactions and Brokerage            42
     10.  Determination of Net Asset Value                44
     11.  Purchase and Redemption of Shares               45
     12.  Investment Performance                          47
     13.  Taxes                                     ....  54
     14.  Custodian                                       58
     15.  Transfer Agent Services                         58
     16.  Independent Certified Public Accountants        58
     17.  Other Information                               58
     18.  Financial Statements                            59


____________________

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS
AUTHORIZED
FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ONLY IF PRECEDED OR
ACCOMPANIED BY
AN EFFECTIVE PROSPECTUS.


                             GENERAL INFORMATION

     Connecticut Mutual Investment Accounts, Inc. (the Company) is an open-end management investment company consisting of thirteen separate accounts. This Statement of Additional Information (SAI) relates to the single class of shares of the Connecticut Mutual Liquid Account (Liquid Account) and to Class A and Class B shares of seven accounts including: the following four accounts -- Connecticut Mutual Government Securities Account (Government Securities Account), Connecticut Mutual Income Account (Income Account), Connecticut Mutual Total Return Account (Total Return Account) and Connecticut Mutual Growth Account (Growth Account) (collectively with Liquid Account, the CMIA Accounts); and three "life span" accounts -- CMIA LifeSpan Capital Appreciation Account (Capital Appreciation Account), CMIA LifeSpan Balanced Account (Balanced Account) and CMIA LifeSpan Diversified Income Account (Diversified Income Account) (collectively, the LifeSpan Accounts). Each CMIA Account and each LifeSpan Account is referred to herein individually as an Account and collectively as the Accounts. Each Account is managed for investment purposes as if it were a separate fund issuing its own shares.

     G.R. Phelps & Co. (G.R. Phelps or the Manager) is the investment manager for each of the Accounts. In the case of the LifeSpan Accounts, G.R. Phelps has engaged Scudder, Stevens & Clark, Inc. (Scudder), BEA Associates and Pilgrim, Baxter & Assoc. Ltd. (Pilgrim) as subadvisers to assist in the management of the LifeSpan Accounts. Scudder, BEA Associates and Pilgrim are sometimes referred to herein individually as a "Subadviser" and collectively as the "Subadvisers."


                      INVESTMENT OBJECTIVES AND POLICIES

     The investment objective of each of the Accounts is set forth in its respective Prospectus, each dated October 1, 1995 (collectively, the Prospectuses). A further description of certain of the policies described in the Prospectuses is set forth below.

FOREIGN SECURITIES AND EMERGING COUNTRIES
(All Accounts except the Liquid Account and the Government Securities Account)

     Each Account (other than the Liquid Account and the Government Securities Account) may invest in securities of foreign issuers. Each Account (other than the Liquid Account and the Government Securities Account) may also invest in debt and equity securities of corporate and governmental issuers of countries with emerging economies or securities markets.

     Investing in securities of non-U.S. issuers, and in particular in emerging countries, may entail greater risks than investing in securities of issuers in the United States. These risks include (i) less social, political and economic stability; (ii) the small current size of the markets for many such securi-ties and the currently low or nonexistent volume of trading, which result in a lack of liquidity and in greater price volatility; (iii) certain national policies which may restrict an Account's investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; (iv) foreign taxation; and (v) the absence of developed structures governing private or foreign investment or allowing for judicial redress for injury to private property.

     Investing in securities of non-U.S. companies may entail additional risks due to the potential political and economic instability of certain countries and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment and on repatriation of capital invested. In the event of such expropriation, nationalization or other confiscation by any country, an Account could lose its entire investment in any such country.

     In addition, even though opportunities for investment may exist in foreign countries, and in particular emerging markets, any change in the leadership or policies of the governments of those countries or in the leadership or policies of any other government which exercises a significant influence over those countries, may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and thereby eliminate any investment opportunities which may currently exist.

     Investors should note that upon the accession to power of authoritarian regimes, the governments of a number of emerging countries previously expropriated large quantities of real and personal property similar to the property which may be represented by the securities purchased by the Accounts.
 The claims of property owners against those governments were never finally settled. There can be no assurance that any property represented by foreign securities purchased by an Account will not also be expropriated, nationalized, or otherwise confiscated. If such confiscation were to occur, an Account could lose a substantial portion of its investments in such countries. An Account's investments would similarly be adversely affected by exchange control regulation in any of those countries.

     Certain countries in which the Accounts may invest may have vocal minorities that advocate radical religious or revolutionary philosophies or support ethnic independence. Any disturbance on the part of such individuals could carry the potential for wide- spread destruction or confiscation of property owned by individuals and entities foreign to such country and could cause the loss of an Account's investment in those countries.

     Certain countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities such as the Accounts. As illustrations, certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the invest-ment by foreign persons to only a specific class of securities of a company that may have less advantageous terms than securities of the company available for purchase by nationals. Moreover, the national policies of certain countries may restrict investment opportunities in issuers or industries deemed sensitive to national interests. In addition, some countries require govern-mental approval for the repatriation of investment income, capital or the proceeds of securities sales by foreign investors. An Account could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investments.

     Foreign companies are subject to accounting, auditing and financial standards and requirements that differ, in some cases significantly, from those applicable to U.S. companies. In particular, the assets, liabilities and profits appearing on the financial statements of such a company may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with U.S. generally accepted accounting principles. Most foreign securities held by the Accounts will not be registered with the Securities and Exchange Commission (SEC) and such issuers thereof will not be subject to the SEC's reporting requirements. Thus, there may be less available information concerning foreign issuers of securities held by the Accounts than is available concerning U.S. issuers. In instances where the financial statements of an issuer are not deemed to reflect accurately the financial situation of the issuer, the Manager or the relevant Subadviser will take appropriate steps to evaluate the proposed investment, which may include on-site inspection of the issuer, interviews with its management and consultations with accountants, bankers and other specialists. There is substantially less publicly available information about many foreign companies than there are reports and ratings published about U.S. companies and the U.S. government. In addition, where public information is available, it may be less reliable than such information regarding U.S. issuers.

     Because the Accounts may invest a portion of their total assets in securities which are denominated or quoted in foreign currencies, the strength or weakness of the U.S. dollar against such currencies may account for part of the Accounts' investment performance. A decline in the value of any particular currency against the U.S. dollar will cause a decline in the U.S. dollar value of an Account's holdings of securities denominated in such currency and, therefore, will cause an overall decline in the Account's net asset value and any net investment income and capital gains to be distributed in U.S. dollars to shareholders of the Account.

     The rate of exchange between the U.S. dollar and other currencies is determined by several factors including the supply and demand for particular currencies, central bank efforts to support particular currencies, the movement of interest rates, the pace of business activity in certain other countries and the U.S., and other economic and financial conditions affecting the world economy.

     Although the Accounts value their respective assets daily in terms of U.S. dollars, the Accounts do not intend to convert their holdings of foreign currencies into U.S. dollars on a daily basis. However, the Accounts may do so from time to time, and investors should be aware of the costs of currency conversion. Although currency dealers do not charge a fee for conversion, they do realize a profit based on the difference (spread) between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to an Account at one rate, while offering a lesser rate of exchange should the Account desire to sell that currency to the dealer.

     Securities of foreign issuers, and in particular many emerging country issuers, may be less liquid and their prices more volatile than securities of comparable U.S. issuers. In addition, foreign securities exchanges and brokers are generally subject to less governmental supervision and regulation than in the U.S., and foreign securities exchange transactions are usually subject to fixed commissions, which are generally higher than negotiated commissions on U.S. transactions. In addition, foreign securities exchange transactions may be subject to difficulties associated with the settlement of such transactions. Delays in settlement could result in temporary periods when assets of an Account are uninvested and no return is earned thereon. The inability of an Account to make intended security purchases due to settlement problems could cause the Account to miss attractive investment opportunities. Inability to dispose of a portfolio security due to settlement problems could either result in losses to an Account due to subsequent declines in value of the portfolio security or, if the Account has entered into a contract to sell the security could result in possible liability to the purchaser.

     The Accounts' investment income or, in some cases, capital gains from foreign issuers may be subject to foreign withholding or other foreign taxes, thereby reducing the Accounts' net investment income and/or net realized capital gains. See "Taxes."

FOREIGN CURRENCY EXCHANGE CONTRACTS
(All Accounts except the Liquid Account and the Government Securities Account)

     Each Account (other than the Liquid Account and the Government Securities Account) may exchange currencies in the normal course of managing its investments and may incur costs in doing so because a foreign exchange dealer will charge a fee for conversion. An Account may conduct foreign currency exchange transactions on a "spot" basis (i.e., for prompt delivery and settlement) at the prevailing spot rate for purchasing or selling currency in the foreign currency exchange market. An Account also may enter into forward currency exchange contracts or other contracts to purchase and sell currencies for settlement at a future date. A foreign exchange dealer, in that situation, will expect to realize a profit based on the difference between the price at which a foreign currency is sold to the Account and the price at which the dealer will cover the purchase in the foreign currency market. Foreign exchange transactions are entered into at prices quoted by dealers, which may include a mark-up over the price that the dealer must pay for the currency.

     A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward currency exchange contract generally has no deposit requirement, and no commissions are generally charged at any stage for trades.

     At the maturity of a forward currency exchange contract an Account may either accept or make delivery of the currency specified in the contract or, at or prior to maturity, enter into a closing purchase transaction involving the purchase or sale of an offsetting contract. Closing purchase transactions with respect to forward currency exchange contracts are usually effected with the currency trader who is a party to the original forward currency exchange contract.

     The Accounts may enter into forward currency exchange contracts in several circumstances for hedging and non- hedging purposes. First, when an Account enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when an Account anticipates the receipt in a foreign currency of dividend or interest payments on such a security which it holds, the Account may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward currency exchange contract for the purchase or sale, for a fixed amount of dollars, of the amount of foreign currency involved in the underlying transactions, an Account will attempt to protect itself against an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

     Additionally, when management of an Account believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, it may enter into a forward currency exchange contract to sell, for a fixed amount of dollars, the amount of foreign currency approximating the value of some or all of the Account's portfolio securities denominated in such foreign currency. The precise matching of the forward currency exchange contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. Using forward currency exchange contracts to protect the value of an Account's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities.
It simply establishes a rate of exchange which an Account can achieve at some future point in time. The precise projection of short-term currency market movements is not possible, and short-term hedging provides a means of fixing the dollar value of only a portion of an Account's foreign assets.

     An Account's custodian will place cash or liquid, high grade debt securities (High Grade Debt Securities) (i.e., securities rated in one of the top three ratings categories by Moody's Investors Service, Inc. (Moody's), Standard & Poor's Ratings Group (Standard & Poor's), or a comparable rating agency, or, if unrated, deemed by the Manager or relevant Subadviser to be of comparable credit quality) into a segregated account of the Account in an amount equal to the value of the Account's total assets committed to the consummation of forward currency exchange contracts requiring the Account to purchase foreign currencies or forward currency exchange contracts entered into for non-hedging purposes. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of an Account's commitments with respect to such contracts. The segregated account will be marked-to-market on a daily basis. Although the contracts are not presently regulated by the Commodity Futures Trading Commission (CFTC), the CFTC may in the future assert authority to regulate these contracts. In such event, the Accounts' ability to utilize forward currency exchange contracts may be restricted.

     The Accounts generally will not enter into a forward currency exchange contract with a term of greater than one year.

     While the Accounts will enter into forward currency exchange contracts to reduce currency exchange rate risks, transactions in currency contracts involve certain other risks. Thus, while the Accounts may benefit from currency transactions, unanticipated changes in currency prices may result in a poorer overall performance for an Account than if it had not engaged in any such transactions. Moreover, there may be an imperfect correlation between an Account's portfolio holdings of securities denominated in a particular currency and forward currency exchange contracts entered into by the Account. Such imperfect correlation may cause an Account to sustain losses which will prevent the Account from achieving a complete hedge or expose the Account to risk of foreign exchange loss.

COVERED CALL OPTIONS ON SECURITIES, SECURITIES INDICES AND FOREIGN
CURRENCIES
(All Accounts except the Liquid Account)

     Each CMIA Account (other than the Liquid Account) may write covered call options. Each LifeSpan Account may purchase and write covered call options. Such options may relate to particular U.S. or non-U.S. securities, to various U.S. or non- U.S. stock indices or to U.S. or non-U.S. currencies. The Accounts may purchase and write, as the case may be, call options which are issued by the Options Clearing Corporation (OCC) or which are traded on U.S. and non-U.S. exchanges. Capital Appreciation Account and Balanced Account (with respect to the international Component) may purchase options on currency in the over-the-counter (OTC) markets.

     An option on a securities index provides the holder with the right to receive a cash payment upon exercise of the option if the market value of the underlying index exceeds the option's exercise price. The amount of this payment will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in U.S. dollars or a foreign currency, times a specified multiple. A call option on a currency gives its holder the right to purchase an amount (specified in units of the underlying currency) of the underlying currency at the stated exercise price at any time prior to the option's expiration.

     Capital Appreciation Account and Balanced Account will engage in over-the-counter (OTC) options only with broker-dealers deemed creditworthy by the Account's Manager or relevant Subadviser. Closing transactions in certain options are usually effected directly with the same broker-dealer that effected the original option transaction. An Account bears the risk that the broker-dealer may fail to meet its obligations. There is no assurance that an Account will be able to close an unlisted option position. Furthermore, unlisted options are not subject to the protections afforded purchasers of listed options by the OCC, which performs the obligations of its members who fail to do so in connection with the purchase or sale of options. OTC options will be deemed illiquid for purposes of an Account's limitation on investments in illiquid securities, except that with respect to options written with primary dealers in U.S. Government securities pursuant to an agreement requiring a closing purchase transaction at a formula price, the amount of illiquid securities may be calculated with reference to a formula approved by the staff of the SEC.

     An Account will write call options only if they are "covered." In the case of a call option on a security, the option is "covered" if a portfolio owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or High Grade Debt Securities in such amount as are held in a segregated account by the Account's custodian) upon conversion or exchange of other securities held by the portfolio. For a call option on an index, the option is covered if the Account maintains cash or cash equivalents equal to the contract value with the Account's custodian. A call option on a security or an index is also covered if the Account holds a call on the same security or index as the call written by the Account where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written provided the difference is maintained by the Account in cash or cash equivalents in a segregated account with the Account's custodian. A call option on currency written by an Account is covered if the Account owns an equal amount of the underlying currency.

     When an Account purchases or writes an option, an amount equal to the net premium (the premium less the commission paid by the Account) received by the Account is included in the liability section of the Account's statement of assets and liabilities as a deferred credit. The amount of this asset or deferred credit will be marked-to-market on an ongoing basis to reflect the current value of the option purchased or written. The current value of a traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices. If an option purchased by the Account expires unexercised, the Account realizes a loss equal to the premium paid.
If the Account enters into a closing sale transaction on an option purchased by it, the Account will realize a gain if the premium received by the Account on the closing transaction is more than the premium paid to purchase the option, or a loss if it is less. If an option written by the Account expires on the stipulated expiration date or if the Account enters into a closing purchase transaction, it will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the deferred credit related to such option will be eliminated. If an option written by the Account is exercised, the proceeds to the Account from the exercise will be increased by the net premium originally received, and the Account will realize a gain or loss.

     There are several risks associated with transactions in options on securities, securities indices and currencies. For example, there are significant differences between the securities markets, currency markets and the corresponding options markets that could result in imperfect correlations, causing a given option transaction not to achieve its objectives. In addition, a liquid secondary market for particular options, whether traded OTC or on a U.S. or non-U.S. securities exchange may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or the OCC may not at all times be adequate to handle current trading volume; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

     No Account shall write a covered call option if as a result thereof the assets underlying calls outstanding (including the proposed call option) would exceed 20% of the value of the assets of the Account.

FUTURES CONTRACTS AND RELATED OPTIONS
(All Accounts except the Liquid Account)

     To hedge against changes in interest rates, securities prices or currency exchange rates or for certain non-hedging purposes, each Account (other than the Liquid Account) may, subject to its investment objectives and policies, purchase and sell various kinds of futures contracts, and purchase and write call and put options on any of such futures contracts. An Account may also enter into closing purchase and sale transactions with respect to any of such contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, currencies and other financial instruments and indices. The Growth Account and Total Return Account may purchase and sell futures contracts on stock indices and sell options on such futures. The Income Account and Total Return Account may purchase and sell interest rate futures and sell options on such futures. In addition, each Account that may invest in securities that are denominated in a foreign currency may purchase and sell futures on currencies and sell options on such futures. An Account will engage in futures and related options transactions only for bona fide hedging or other non-hedging purposes as defined in regulations promulgated by the CFTC. All futures contracts entered into by the Accounts are traded on U.S. exchanges or boards of trade that are licensed and regulated by the CFTC or on foreign exchanges approved by the CFTC.

     FUTURES CONTRACTS. A futures contract may generally be described as an agreement between two parties to buy and sell a particular financial instrument for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract). Futures contracts obligate the long or short holder to take or make delivery of a specified quantity of a commodity or financial instrument, such as a security or the cash value of a securities index, during a specified future period at a specified price.

     When interest rates are rising or securities prices are falling, an account can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, an Account, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases.

     Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities will usually be liquidated in this manner, the Accounts may instead make, or take, delivery of the underlying securities whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

     HEDGING STRATEGIES. Hedging, by use of futures contracts, seeks to establish with more certainty the effective price and rate of return on portfolio securities and securities that an Account proposes to acquire. The Accounts may, for example, take a "short" position in the futures market by selling futures contracts in order to hedge against an anticipated rise in interest rates or a decline in market prices that would adversely affect the value of an Account's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Account or securities with characteristics similar to those of the Account's portfolio securities. If, in the opinion of the Account's Manager or the relevant Subadviser, there is a sufficient degree of correlation between price trends for an Account's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Account may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in an Account's portfolio may be more or less volatile than prices of such futures contracts, the Manager or the relevant Subadviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having the Account enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting an Account's securities portfolio. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of an Account's portfolio securities would be substantially offset by a decline in the value of the futures position.

     On other occasions, the Accounts may take a "long" position by purchasing futures contracts. This would be done, for example, when an Account anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices then available in the applicable market to be less favorable than prices that are currently available.

     OPTIONS ON FUTURES CONTRACTS. The acquisition of put and call options on futures contracts will give the Accounts the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, an Account obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

     The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of an Account's assets. By writing a call option, an Account becomes obligated, in exchange for the premium, to sell a futures contract (if the option is exercised), which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that an Account intends to purchase. However, an Account becomes obligated to purchase a futures contract (if the option is exercised) which may have a value lower than the exercise price. Thus, the loss incurred by an Account in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Accounts will incur transaction costs in connection with the writing of options on futures.

     The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same series. There is no guarantee that such closing transactions can be effected. The Accounts' ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

     The Accounts may use options on futures contracts solely for bona fide hedging or other non-hedging purposes as described below.

     OTHER CONSIDERATIONS. The Accounts will engage in futures and related options transactions only for bona fide hedging or non- hedging purposes as permitted by CFTC regulations which permit principals of an investment company registered under the Investment Company Act of 1940, as amended (the Investment Company Act), to engage in such transactions without registering as commodity pool operators. An Account will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities or instruments held by the Account or securities or instruments which they expect to purchase. Except as stated below, the Accounts' futures transactions will be entered into for traditional hedging purposes -- i.e., futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are denominated) that an Account owns or futures contracts will be purchased to protect an Account against an increase in the price of securities (or the currency in which they are denominated) that an Account intends to purchase. As evidence of this hedging intent, each Account expects that, on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Account will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for an Account to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

     As an alternative to compliance with the bona fide hedging definition, a CFTC regulation now permits an Account to elect to comply with a different test under which the aggregate initial margin and premiums required to establish non-hedging positions in futures contracts and options on futures will not exceed 5% of the net asset value of an Account's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. An Account will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code for maintaining its qualification as a regulated investment company for federal income tax purposes. See "Taxes."

     An Account will be required, in connection with transactions in futures contracts and the writing of options on futures contracts, to make margin deposits, which will be held by the Company's custodian for the benefit of the futures commission merchant through whom the Account engages in such futures contracts and option transactions. These transactions involve brokerage costs, require margin deposits and, in the case of futures contracts and options obligating an Account to purchase securities, require an Account to segregate cash or High Grade Debt Securities in an account maintained with the Company's custodian to cover such contracts and options.

     While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, unanticipated changes in interest rates or securities prices may result in a poorer overall performance for an Account than if it had not entered into any futures contracts or options transactions. The other risks associated with the use of futures contracts and options thereon are (i) imperfect correlation between the change in market value of the securities held by an Account and the prices of the futures and options and (ii) the possible absence of a liquid secondary market for a futures contract or option and the resulting inability to close a futures position prior to its maturity date.

     In the event of an imperfect correlation between a futures position and portfolio position which is intended to be protected, the desired protection may not be obtained and the Account may be exposed to risk of loss. The risk of imperfect correlation may be minimized by investing in contracts whose price behavior is expected to resemble that of an Account's underlying securities. The risk that the Accounts will be unable to close out a futures position will be minimized by entering into such transactions on a national exchange with an active and liquid secondary market.

"WHEN-ISSUED" PURCHASES AND FORWARD COMMITMENTS
(All Accounts except the Liquid Account)

     Securities may be purchased by all Accounts (other than the Liquid Account) on a "when-issued" or on a "forward commitment" basis. These transactions, which involve a commitment by an Account to purchase or sell particular securities with payment and delivery taking place at a future date, permit the Account to lock in a price or yield on a security, regardless of future changes in interest rates. An Account will purchase securities on a "when-issued" or forward commitment basis only with the intention of completing the transaction and actually purchasing the securities. If deemed appropriate by the Manager or relevant Subadviser, however, an Account may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Account on the settlement date. In these cases the Account may realize a gain or loss.

     When an Account agrees to purchase securities on a "when--issued" or forward commitment basis, the Account's custodian will set aside cash or High Grade Debt Securities equal to the amount of the commitment in a separate account. Normally, the custodian will set aside portfolio securities to satisfy a purchase commitment, and in such a case the Account may be required subsequently to place additional assets in the separate account in order to ensure that the value of the account remains equal to the amount of the Account's commitments. The market value of an Account's net assets may fluctuate to a greater degree when it sets aside portfolio securities to cover such purchase commitments then when it sets aside cash. Because an Account's liquidity and ability to manage its portfolio might be affected when it sets aside cash or portfolio securities to cover such purchase commitments, each Account expects that its commitments to purchase when-issued securities and forward commitments will not exceed 33% of the value of its total assets absent unusual market conditions. When an Account engages in "when-issued" and forward commitment transactions, it relies on the other party to the transaction to consummate the trade. Failure of such party to do so may result in the Account incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

     The market value of the securities underlying a "when-issued" purchase or a forward commitment to purchase securities, and any subsequent fluctuations in their market value, are taken into account when determining the market value of an Account starting on the day the Account agrees to purchase the securities. The Account does not earn interest or dividends on the securities it has committed to purchase until the settlement date.

DEBT SECURITIES
(All Accounts)

     VARIABLE AND FLOATING RATE INSTRUMENTS. Debt instruments purchased by an Account may be structured to have variable or floating interest rates. These instruments may include variable amount master demand notes that permit the indebtedness to vary in addition to providing for periodic adjustments in the interest rates. The Manager and the Subadvisers will consider the earning power, cash flows and other liquidity ratios of the issuers and guarantors of such instruments and, if the instrument is subject to a demand feature, will continuously monitor their financial ability to meet payment on demand. If deemed necessary by the manager or relevant Subadvisers to ensure that a variable or floating rate instrument is equivalent to the quality standards applicable to an Account's fixed income investments, the issuer's obligation to pay the principal of the instrument may be backed by an unconditional bank letter or line of credit, guarantee or commitment to lend. Any bank providing such a bank letter, line of credit, guarantee or loan commitment will meet the Account's investment quality standards relating to investments in bank obligations. An Account will invest in variable and floating rate instruments only when the Manager or the relevant Subadviser deems the investment to meet the investment guidelines applicable to the Account. The Manager or the relevant Subadviser will also continuously monitor the creditworthiness of issuers of such instruments to determine whether an Account should continue to hold the investments.

     The absence of an active secondary market for certain variable and floating rate notes could make it difficult to dispose of the instruments, and an Account could suffer a loss if the issuer defaults or during periods in which an Account is not entitled to exercise its demand rights.

     Variable and floating rate instruments held by an Account will be subject to the Account's limitation on investments in illiquid securities when a reliable trading market for the instruments does not exist and the Account may not demand payment of the principal amount of such instruments within seven days.

     YIELDS AND RATINGS. The yields on certain obligations, including the money market instruments in which each Account may invest (such as commercial paper, bank obligations and corporate debt securities), are dependent on a variety of factors, including general money market conditions, conditions in the particular market for the obligation, the financial condition of the issuer, the size of the offering, the maturity of the obligation and the ratings of the issue. The ratings of Standard and Poor's, Moody's and other nationally and internationally recognized rating service organizations represent their respective opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality or value. Consequently, obligations with the same rating, maturity and interest rate may have different market prices. See the Appendices to the Prospectuses for a description of the ratings provided by recognized statistical ratings organizations.

     Subsequent to its purchase by an Account, a rated security may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Account. The Board of Directors, or the Account's Manager or relevant Subadviser, pursuant to guidelines established by the Board of Directors, will consider such an event in determining whether the Account should continue to hold the security in accordance with the interests of the Account and applicable regulations of the SEC.

     INTEREST RATE SWAPS. The Accounts may enter into interest rate swaps. Inasmuch as these transactions are entered into for good faith hedging purposes or are offset by a segregated account, the Accounts, the Manager and the Subadvisers believe that such obligations do not constitute senior securities as defined in the Investment Company Act and, accordingly, will not treat them as being subject to the Accounts' borrowing restrictions.

     An Account will not enter into any interest rate swap transaction unless the unsecured commercial paper, senior debt or the claims-paying ability of the other party thereto is considered to be investment grade by the Account's Manager or the relevant Subadviser. If there is a default by the other party to such a transaction, an Account will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market. However, the staff of the SEC takes the position that swaps, caps and floors are illiquid investments that are subject to the Accounts' limitation on such investments.

     ZERO COUPON AND DEFERRED INTEREST BONDS. The Accounts may invest in zero coupon bonds and deferred interest bonds. Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Although this period of delay is different for each deferred interest bond, a typical period is approximately one-third of the bond's term to maturity. Such investments benefit the issuer by mitigating its initial need for cash to meet debt service, but some also provide a higher rate of return to attract investors who are willing to defer receipt of such cash. The market price of zero coupon and deferred interest bonds are more volatile than instruments that pay interest regularly.

     HIGH YIELD/HIGH RISK DEBT OBLIGATIONS. Each Account (other than the Liquid Account and Government Securities Account) may invest in high yield/high risk, fixed income securities (commonly called junk bonds) rated Ba or lower by Moody's, BB or lower by Standard & Poor's, or an equivalent rating, or unrated securities. The CMIA Accounts may invest in debt securities rated as low as "B" by Moody's or Standard & Poor's. The LifeSpan Accounts may invest in securities rated as low as "C" by Moody's or "D" by Standard & Poor's which indicate that the obligations are speculative and may be in default. Ratings are based largely on the historical financial condition of the issuer. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate.

     High yield obligations are subject to risks not generally associated with an investment in investment grade bonds. The market for high yield obligations is relatively new and has not been exposed for a long period of time to the effects of cyclical and sometimes adverse changes in the economy. The prices of high yield obligations have been less sensitive to interest rate changes than higher rated investments, but are more sensitive to adverse economic changes or individual corporate developments. During an economic downturn or substantial period of rising interest rates, issuers may experience financial stress that adversely affects their ability to meet principal and interest payment obligations. If an issuer of a high yield obligation defaulted on its obligation to pay principal or interest or entered into bankruptcy proceedings, an Account may incur additional expense to seek recovery of its investment. In addition, periods of uncertainty and change can be expected to result in increased volatility of market prices of high yield, high risk bonds and an Account's net asset value. High yield obliga-tions may contain redemption or call provisions that, if exercised, may require the Account to replace the security with a lower yielding security, resulting in a decreased return for investors. The market for high yield obligations is likely to be less liquid than the market for higher rated obligations and the Manager or Subadviser's judgment may play a greater role in the valuation of high yield obligations. Market conditions may restrict the availability of high yield obligations and may affect the choice of securities to be sold when an Account attempts to meet redemption requests.

     Each Account is dependent on its Manager's or Subadviser's judgment, analysis and experience in evaluating the quality of high yield obligations. In evaluating the credit quality of a particular issue, whether rated or unrated, the Manager and Subadviser will normally take into consideration, among other things, the financial resources of the issuer (or, as appropriate, of the underlying source of funds for debt service), its sensitivity to economic conditions and trends, any operating history of and the community support for the facility financed by the issuer, the ability of the issuer's management and regulatory matters. The Manager and Subadviser will attempt to reduce the risks of investing in high yield obligations through active portfolio management, credit analysis and attention to current developments and trends in the economy and the financial markets.

     The Accounts may invest in pay- in- kind (PIK) securities, which pay interest in either cash or additional securities, at the issuer's option, for a specified period. PIKs may be more speculative and subject to greater fluctuations in value than securities which pay interest periodically and in cash, due to changes in interest rates.

     The Accounts' purchase of debt securities that have original issue discount, including zero coupon, deferred interest and PIK securities, present special tax issues. See "Taxes."

PREFERRED STOCK
(All Accounts except the Liquid Account and Government Securities Account)

     Each of the Accounts (other than the Liquid Account and the Government Securities Account), subject to its investment objectives, may purchase preferred stock. Preferred stocks are equity securities, but possess certain attributes of debt securities and are generally considered fixed income securities. Holders of preferred stocks normally have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on the preferred stock may be cumulative, and all cumulative dividends usually must be paid prior to dividend payments to common stockholders. Because of this preference, preferred stocks generally entail less risk than common stocks. Upon liquidation, preferred stocks are entitled to a specified liquidation preference, which is generally the same as the par or stated value, and are senior in right of payment to common stocks. However, preferred stocks are equity securities in that they do not represent a liability of the issuer and therefore do not offer as great a degree of protection of capital or assurance of continued income as investments in corporate debt securities. In addition, preferred stocks are subordinated in right of payment to all debt obligations and creditors of the issuer, and convertible preferred stocks may be subordinated to other preferred stock of the same issuer.

WARRANTS
(All Accounts except the Liquid Account and Government Securities Account)

     Each of the Accounts (other than the Liquid Account and the Government Securities Account) may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. The purchase of warrants involves a risk that an Account could lose the purchase value of a warrant if the right to subscribe to additional shares is not exercised prior to the warrant's expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security. An Account will not invest more than 5% of its net assets, taken at market value, in warrants, or more than 2% of its net assets, taken at market value, in warrants not listed on a recognized securities exchange. Warrants acquired by an Account in units or attached to other securities shall not be included in determining compliance with these percentage limitations.

MORTGAGE-BACKED SECURITIES
(All Accounts)

     Each Account may invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in or obligations collateralized by and payable from mortgage loans secured by real property. Each mortgage pool underlying mortgage-backed securities will consist of mortgage loans evidenced by promissory notes secured by first mortgages or first deeds of trust or other similar security instruments creating a first lien on owner and non-owner occupied one-unit to four-unit residential properties, multifamily residential properties, agricultural properties, commercial properties and mixed use properties.

     AGENCY MORTGAGE SECURITIES. Each Account may invest in mortgage backed securities issued or guaranteed by the U.S. Government, foreign governments or any of their agencies, instrumentalities or sponsored enterprises. Agencies, instrumentalities or sponsored enterprises of the U.S. Government include but are not limited to the Government National Mortgage Association (Ginnie Mae), Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Ginnie Mae securities are backed by the full faith and credit of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. Fannie Mae securities and Freddie Mac securities are not backed by the full faith and credit of the U.S. Government; however, these enterprises have the ability to obtain financing from the U.S. Treasury. There are several types of agency mortgage securities currently available, including, but not limited to, guaranteed mortgage pass-through certificates and multiple class securities.

     PRIVATELY ISSUED MORTGAGE-BACKED SECURITIES. Each Account may also invest in mortgage-backed securities issued by trusts or other entities formed or sponsored by private originators of and institutional investors in mortgage loans and other foreign or domestic non-governmental entities (or representing custodial arrangements administered by such institutions). These private originators and institutions include domestic and foreign savings and loan associations, mortgage bankers, commercial banks, insurance companies, investment banks and special purpose subsidiaries of the foregoing. Privately issued mortgage-backed securities are generally backed by pools of conventional (i.e., non-government guaranteed or insured) mortgage loans. Since such mortgage-backed securities are not guaranteed by an entity having the credit standing of Ginnie Mae, Fannie Mae or Freddie Mac, in order to receive a high quality rating, they normally are structured with one or more types of "credit enhancement." Such credit enhancements fall generally into two categories; (1) liquidity protection and (2) protection against losses resulting after default by a borrower and liquidation of the collateral. Liquidity protection refers to the providing of cash advances to holders of mortgage-backed securities when a borrower on an underlying mortgage fails to make its monthly payment on time. Protection against losses resulting after default and liquidation is designed to cover losses resulting when, for example, the proceeds of a foreclosure sale are insufficient to cover the outstanding amount on the mortgage. Such protection may be provided through guarantees, insurance policies or letters of credit, though various means of structuring the transaction or through a combination of such approaches.

     MORTGAGE PASS-THROUGH SECURITIES. Each Account may invest in mortgage pass-through securities, which are fixed or adjustable rate mortgage-backed securities that provide for monthly payments that are a "pass-through" of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees or other amounts paid to any guarantor, administrator and/or services of the underlying mortgage loans.

     MULTIPLE CLASS MORTGAGE-BACKED SECURITIES AND COLLATERALIZED
MORTGAGE
OBLIGATIONS. The Government Securities Account, Income Account, Total Return Account and each of the LifeSpan Accounts may invest in collateralized mortgage obligations (CMOs), which are multiple class mortgage-backed securities. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other mortgage-backed securities. CMOs are issued in multiple classes, each with a specified fixed or adjustable interest rate and a final distribution date. In most cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. Sometimes, however, CMO classes are "parallel pay" (i.e., payments of principal are made to two or more classes concurrently).

     STRIPPED MORTGAGE-BACKED SECURITIES. The Government Securities Account Income Account, Total Return Account and each of the LifeSpan Accounts may also invest in stripped mortgage-backed securities (SMBS), which are derivative multiple class mortgage-backed securities. SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions from a pool of mortgage loans. If the underlying mortgage loans experience greater than anticipated prepayments of principal, an Account may fail to fully recoup its initial investment in these securities.

     A common type of SMBS will have one class receiving all of the interest from a pool of mortgage loans (IOs), while the other class will receive all of the principal (POs). The market value of POs generally is unusually volatile in response to changes in interest rates. The yields on IOs are generally higher than prevailing market yields on other mortgage-backed securities because the cash flow patterns of IOs are more volatile and there is a greater risk that the initial investment will not be fully recouped. Because an investment in an IO consists entirely of a right to an interest income stream and prepayments of mortgage loan principal amounts can reduce or eliminate such income stream, the value of IO's can be severely adversely affected by significant prepayments of underlying mortgage loans. In accordance with a requirement imposed by the staff of the SEC, the Manager and the Subadvisers will consider privately-issued fixed rate IOs and POs to be illiquid securities for purposes of Accounts' limitation on investments in illiquid
securities.   Unless the Manager or the relevant Subadviser, acting pursuant to guidelines and standards established by the Board of Directors, determines that a particular government-issued fixed rate IO or PO is liquid, management will also consider these IOs and POs to be illiquid.

CUSTODIAL RECEIPTS
(All Accounts)

     Each of the Accounts may acquire U.S. Government securities and their unmatured interest coupons that have been separated (stripped) by their holder, typically a custodian bank or investment brokerage firm. Having separated the interest coupons from the underlying principal of the U.S. Government securities, the holder will resell the stripped securities in custodial receipt programs with a number of different names, including Treasury Income Growth Receipts (TIGRs) and Certificate of Accrual on Treasury Securities (CATS). The stripped coupons are sold separately from the underlying principal, which is usually sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic interest (cash) payments.
 The underlying U.S. Treasury bonds and notes themselves are generally held in book-entry form at a Federal Reserve Bank. Counsel to the underwriters of these certificates or other evidences of ownership of U.S. Treasury securities have stated that, in their opinion, purchasers of the stripped securities most likely will be deemed the beneficial holders of the underlying U.S. government securities for federal tax and securities purposes. In the case of CATS and TIGRs, the IRS has reached this conclusion for the purpose of applying the tax diversification requirements applicable to regulated investment companies such as the Accounts. CATS and TIGRs are not considered U.S. Government securities by the Staff of the SEC, however. Further, the IRS' conclusion is contained only in a general counsel memorandum, which is an internal document of no precedential value or binding effect, and a private letter ruling, which also may not be relied upon by the Accounts. The Company is not aware of any binding legislative, judicial or administrative authority on this issue.

COMMERCIAL PAPER
(All Accounts)

     Commercial paper is a short- term, unsecured negotiable promissory note of a U.S or non- U.S issuer. Each of the Accounts may purchase commercial paper for temporary defensive purposes as described in the Prospectuses. An Account may also invest in variable rate master demand notes which typically are issued by large corporate borrowers providing for variable amounts of principal indebtedness and periodic adjustments in the interest rate according to the terms of the instrument. Demand notes are direct lending arrangements between an Account and an issuer, and are not normally traded in a secondary market. An Account, however, may demand payment of principal and accrued interest at any time. In addition, while demand notes generally are not rated, their issuers must satisfy the same criteria as those set forth above for issuers of commercial paper. The Manager and the Subadvisers will consider the earning power, cash flow and other liquidity ratios of issuers of demand notes and continually will monitor their financial ability to meet payment on demand.

BANK OBLIGATIONS
(All Accounts)

     Certificates of Deposit (CDs) are short- term negotiable obligations of commercial banks. Time Deposits (TDs) are non- negotiable deposits maintained in banking institutions for specified periods of time at stated interest rates. Bankers' acceptances are time drafts drawn on commercial banks by borrowers usually in connection with international transactions.

     U.S. commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance Corporation (FDIC). U.S. banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join. Most state banks are insured by the FDIC (although such insurance may not be of material benefit to an Account, depending upon the principal amount of CDs of each bank held by the Account) and are subject to federal examination and to a substantial body of federal law and regulation. As a result of governmental regulations, U.S. branches of U.S. banks, among other things, generally are required to maintain specified levels of reserves, and are subject to other supervision and regulation designed to promote financial soundness.

     U.S. savings and loan associations, the CDs of which may be purchased by the Accounts, are supervised and subject to examination by the Office of Thrift Supervision. U.S. savings and loan associations are insured by the Savings Association Insurance Account which is administered by the FDIC and backed by the full faith and credit of the U.S. Government.

REPURCHASE AGREEMENTS
(All Accounts)

     Each of the Accounts may enter into repurchase agreements as described in the Prospectuses. For purposes of the Investment Company Act and, generally, for tax purposes, a repurchase agreement is considered to be a loan from the Account to the seller of the obligation. For other purposes, it is not clear whether a court would consider such an obligation as being owned by the Account or as being collateral for a loan by the Account to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the obligation before its repurchase, under the repurchase agreement, the Account may encounter delay and incur costs before being able to sell the security. Such delays may result in a loss of interest or decline in price of the obligation. If the court characterizes the transaction as a loan and the Account has not perfected a security interest in the obligation, the Account may be treated as an unsecured creditor of the seller and required to return the obligation to the seller's estate. As an unsecured creditor, the Account would be at risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Accounts, the Manager and the Subadvisers seek to minimize the risk of loss from repurchase agreements by analyzing the creditworthiness of the obligor, in this case, the seller of the obligation. In addition to the risk of bankruptcy or insolvency proceedings, there is the risk that the seller may fail to repurchase the security. However, if the market value of the obligation falls below the repurchase price (including accrued interest), the seller of the obligation will be required to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price.

RESTRICTED AND ILLIQUID SECURITIES

     Each Account (other than Liquid Account) may invest in restricted securities eligible for resale to certain institutional investors pursuant to Rule 144A under the Securities Act of 1933, as amended (the "1933 Act"), and foreign securities acquired in accordance with Regulation S under the 1933 Act. No Account (except each of the LifeSpan Accounts) will invest more than 10% of its net assets in illiquid investments, which include repurchase agreements maturing in more than seven days, securities that are not readily marketable, restricted securities, purchased over-the-counter (OTC) options, certain assets used to cover written OTC options, and privately issued stripped mortgage-backed securities. Each of the LifeSpan Accounts will not invest more than 15% of its net assets in such illiquid investments. If the Board of Directors determines, based upon a continuing review of the trading markets for specific Rule 144A securities, that such securities are liquid, then these securities may be purchased without regard to the Accounts' 10% or 15% limit on illiquid investments, as the case may be. However, each LifeSpan Account has undertaken to limit investments in restricted securities including those eligible for resale pursuant to Rule 144A to 15% of total assets. The Board of Directors may adopt guidelines and delegate to the Manager or relevant Subadviser the daily function of determining and monitoring the liquidity of restricted securities. The Board of Directors, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Board of Directors will carefully monitor each Account's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Accounts if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

PORTFOLIO TURNOVER

     Each Account's particular portfolio securities may be changed without regard to the holding period of these securities (subject to certain tax restrictions), when the Manager or respective Subadviser deems that this action will help achieve the Account's objective given a change in an issuer's operations or changes in general market conditions. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Accounts do not generally intend to invest for the purpose of seeking short-term profits. Variations in portfolio turnover rate from year to year reflect the investment discipline applied to the particular Account and do not generally reflect trading for short-term profits.


                           INVESTMENT RESTRICTIONS

A.  FUNDAMENTAL INVESTMENT RESTRICTIONS.

     Each Account has adopted the following fundamental investment restrictions which may not be changed without approval of a majority of the applicable Account's outstanding voting securities. Under the Investment Company Act, and as used in the Prospectuses and this SAI, a "majority of the outstanding voting securities" requires the approval of the lesser of (1) the holders of 67% or more of the shares of an Account represented at a meeting if the holders of more than 50% of the outstanding shares of the Account are present in person or by proxy or (2) the holders of more than 50% of the outstanding shares of the Account.

     The Income, Growth and Total Return Accounts of the Company each may not:

     1. Issue senior securities, except as permitted by paragraphs 7, 8, 9 and 11 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. (a) Invest more than 5 percent of its total assets (taken at market value at the time of each investment) in the securities (other than United States Government or Government agency securities) of any one issuer (including repurchase agreements with any one bank or dealer) or more than 15 percent of its total assets in the obligations of any one bank; and (b) purchase more than either (i) 10 percent in principal amount of the outstanding debt securities of an issuer, or (ii) 10 percent of the outstanding voting securities of an issuer, except that such restrictions shall not apply to securities issued or guaranteed by the United States Government or its agencies, bank money instruments or bank repurchase agreements.

     3. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities. For the purpose of this restriction, each utility that provides a separate service (e.g., gas, gas transmission, electric or telephone) shall be considered to be a separate industry. This test shall be applied on a proforma basis using the market value of all assets immediately prior to making any investment.

     4. Alone, or together with any other portfolio or portfolios, make investments for the purpose of exercising control over, or management of, any issuer.

     5. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, or by purchase in the open market of securities of closed- end investment companies where no underwriter or dealer's commission or profit, other than the customary broker's commission is involved and only if immediately thereafter not more than 10 percent of such portfolio's total assets, taken at market value, would be invested in such securities.

     6. Purchase or sell interests in oil, gas or other mineral exploration or development programs, commodities, commodity contracts or real estate, except that such portfolio may: (1) purchase securities of issuers which invest or deal an any of the above and (2) invest for hedging purposes in futures contracts on securities, financial instruments and indices, and foreign currency, as are approved for trading on a registered exchange.

     7. Purchase any securities on margin (except that the Company may obtain such short- term credits as may be necessary for the clearance of purchases and sales of portfolio securities) or make short sales of securities or maintain a short position. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     8. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3% of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     9. Borrow amounts in excess of 10 percent of its total assets, taken at market value at the time of the borrowing, and then only from banks as a temporary measure for extraordinary or emergency purposes, or make investments in portfolio securities while such outstanding borrowings exceed 5 percent of its total assets.

     10. Allow its current obligations under reverse repurchase agreements, together with borrowings, to exceed 1/3 of the value of its total assets (less all its liabilities other than the obligations under borrowings and such agreements).

     11. Mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any securities owned or held by such Account except as may be necessary in connection with borrowings as mentioned in investment restriction (9) above, and then such mortgaging, pledging or hypothecating may not exceed 10 percent of such Account's total assets, taken at market value at the time thereof. In order to comply with certain state statutes, such Account will not, as a matter of operating policy, mortgage, pledge or hypothecate its portfolio securities to the extent that at any time the percentage of the value of pledged securities plus the maximum sales charge will exceed 10 percent of the value of such Account's shares at the maximum offering price. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     12. Underwrite securities of other issuers except insofar as the Company may be deemed an underwriter under the 1933 Act in selling portfolio securities.

     13. Write, purchase or sell puts, calls or combinations thereof, except that covered call options may be written.

     14. Invest in securities of foreign issuers if at the time of acquisition more than 10 percent of its total assets, taken at market value at the time of the investment, would be invested in such securities. However, up to 25 percent of the total assets of such portfolio may be invested in the aggregate in such securities (i) issued, assumed or guaranteed by foreign governments, or political subdivisions or instrumentalities thereof, (ii) assumed or guaranteed by domestic issuers, including Eurodollar securities, or
(iii) issued, assumed or guaranteed by foreign issuers having a class of securities listed for trading on the New York Stock Exchange.

     15. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than seven days, time deposits maturing in more than 2 days, portfolio securities which do not have readily available market quotations and all other illiquid assets.

     The Government Securities Account may not:

     1. Issue senior securities, except as permitted by para-graphs 3, 4, 5 and 15 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. Purchase equity securities (e.g., common stocks, preferred stocks), voting securities or local or state government securities (e.g., municipal bonds, state bonds).

     3. Borrow money, except from banks for temporary or emer-gency purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, borrow in the aggregate more than 10 percent of the value of its total assets, or invest in portfolio securities while outstanding borrowings exceed 5 percent of the value of its total assets.

     4. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount of not more than 10 percent of the value of its net assets to secure borrowings for temporary or emergency purposes and except as may be necessary in connection with securities lending as provided in investment restriction (10) below. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     5. Sell securities short or purchase securities on margin. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     6. Write or purchase put or call options, except that the Account may engage in covered call option writing.

     7. Underwrite the securities of other issuers or purchase restricted securities.

     8. Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, except that the Account may invest for hedging purposes in futures contracts on securities, financial instruments, and indices as are approved for trading on a registered exchange.

     9. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3 percent of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     10. Invest more than 15 percent of the value of its total assets in the obligations of any one bank, or invest more than 5 percent of the value of its total assets in the commercial paper of any one issuer.

     11. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, certificates of deposit issued by domestic banks and domestic bankers' acceptances (excluding foreign branches of domestic banks).

     12. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than 7 days, time deposits maturing in more than 2 days and portfolio securities which do not have readily available market quotations.

     13.     Invest in companies for the purpose of exercising control.

     14. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     15. Allow its current obligations under reverse repurchase agreements, together with borrowings, to exceed one- third of the value of its total assets (less all its liabilities other than the obligations under borrowings and such agreements).

     The Liquid Account may not:

     1. Issue senior securities, except as permitted by paragraphs 3, 4, 5 and 15 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, and repurchase agreements entered into in accordance with the Account's investment policies, and the pledge, mortgage or hypothecation of the Account's assets are not deemed to be senior securities.

     2. Purchase equity securities (e.g., common stocks, preferred stocks), voting securities or local or state government securities (e.g., municipal bonds, state bonds).

     3. Borrow money, except from banks for temporary or emer-gency purposes, including the meeting of redemption requests which might otherwise require the untimely disposition of securities, borrow in the aggregate more than 10 percent of the value of its total assets, or invest in portfolio securities while outstanding borrowings exceed 5 percent of the value of its total assets.

     4. Pledge, hypothecate, mortgage or otherwise encumber its assets, except in an amount of not more than 10 percent of the value of its net assets to secure borrowings for temporary or emergency purposes and except as may be necessary in connection with securities lending as provided in investment restriction (10) below. The deposit of cash, cash equivalents and liquid debt securities in a segregated account with the custodian and/or with a broker in connection with futures contracts or related options transactions and the purchase of securities on a "when- issued" basis is not deemed to be a pledge.

     5. Sell securities short or purchase securities on margin. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options transactions is not considered the purchase of a security on margin.

     6.      Write or purchase put or call options.

     7. Underwrite the securities of other issuers or purchase restricted securities.

     8. Purchase or sell real estate, real estate investment trust securities, commodities or commodities contracts, or oil and gas interests.

     9. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3 percent of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

     10. Invest more than 15 percent of the value of its total assets in the obligations of any one bank or invest more than 5 percent of the value of its total assets in the commercial paper of any one issuer.

     11. Invest more than 25 percent of the value of its total assets in the securities of issuers in any single industry, provided that this limitation shall not apply to the purchase of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, certificates of deposit issued by domestic banks and domestic bankers' acceptances (excluding foreign branches of domestic banks).

     12. Invest more than 10 percent in the aggregate of the value of its total assets in repurchase agreements maturing in more than 7 days, time deposits maturing in more than 2 days and portfolio securities which are not readily marketable.

     13.     Invest in companies for the purpose of exercising control.

     14. Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

     15. Enter into a reverse repurchase agreement if as a result its current obligations under such agreement would exceed one- third of the value of its total assets (less all its liabilities other than the obligations under such agreements).

     16.     Invest in any security with a maturity in excess of one year.

     For purposes of the fundamental investment restrictions, the term "borrow" does not include mortgage dollar rolls, reverse repurchase agreements or lending portfolio securities and the terms "illiquid securities" and "portfolio securities which do not have readily available market quotations" shall include restricted securities. However, as non- fundamental policies, the Company will treat reverse repurchase agreements as borrowings, master demand notes as illiquid securities and mortgage dollar rolls as sales transactions and not as a financing.

     For purposes of the restriction on investing more than 25% of an Account's assets in the securities of issuers in any single industry, the category Financial Services as used in the Financial Statements may include several different industries such as mortgage- backed securities, brokerage firms and other financial institutions.

     Each of the Income, Growth, Total Return and Liquid Accounts of the Company may not, as a non-fundamental investment restriction, invest more than 5% of its total assets in securities of any issuer which, together with its predecessors, has been in operation for less than three years.

     Each of the LifeSpan Accounts each may not:

     1. Issue senior securities, except as permitted by paragraphs 2, 3, 6 and 7 below. For purposes of this restriction, the issuance of shares of common stock in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments and repurchase agreements entered into in accordance with the Account's investment policies, are not deemed to be senior securities.

     2. Purchase any securities on margin (except that the Company may obtain such short- term credits as may be necessary for the clearance of purchases and sales of portfolio securities) or make short sales of securities or maintain a short position. The deposit or payment by the Account of initial or maintenance margin in connection with futures contracts or related options trans-actions is not considered the purchase of a security on margin.

     3. Borrow money, except for emergency or extraordinary purposes including (i) from banks for temporary or short-term purposes or for the clearance of transactions in amounts not to exceed 33 1/3% of the value of the Account's total assets (including the amount borrowed) taken at market value,
(ii) in connection with the redemption of Account shares or to finance failed settlements of portfolio trades without immediately liquidating portfolio securities or other assets; and (iii) in order to fulfill commitments or plans to purchase additional securities pending the anticipated sale of other portfolio securities or assets, but only if after each such borrowing there is asset coverage of at least 300% as defined in the Investment Company Act. For purposes of this investment restriction, reverse repurchase agreements, mortgage dollar rolls, short sales, futures contracts, options on futures contracts, securities or indices and forward commitment transactions shall not constitute borrowing.

     4. Act as an underwriter, except to the extent that in connection with the disposition of portfolio securities, the Account may be deemed to be an underwriter for purposes of the 1933 Act.

     5. Purchase or sell real estate except that the Account may (i) acquire or lease office space for its own use, (ii) invest in securities of issuers that invest in real estate or interests therein, (iii) invest in securities that are secured by real estate or interests therein, (iv) purchase and sell mortgage-related securities and (v) hold and sell real estate acquired by the Account as a result of the ownership of securities.

     6. Invest in commodities, except the Account may purchase and sell options on securities, securities indices and currency, futures contracts on securities, securities indices and currency and options on such futures, forward foreign currency exchange contracts, forward commitments, securities index put or call warrants and repurchase agreements entered into in accordance with the Account's investment policies.

     7. Make loans, except that the Account (1) may lend portfolio securities in accordance with the Account's investment policies up to 33 1/3% of the Account's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed bonds, debentures or other similar obligations.

     8. Purchase the securities of issuers conducting their principal activity in the same industry if, immediately after such purchase, the value of its investments in such industry would exceed 25% of its total assets taken at market value at the time of such investment. This limitation does not apply to investments in obligations of the U.S. Government or any of its agencies, instrumentalities or authorities.

     9. With respect to 75% of total assets, purchase securities of an issuer (other than the U.S. Government, its agencies, instrumentalities or authorities), if:

     (a) such purchase would cause more than 5% of the Account's total assets taken at market value to be invested in the securities of such issuer; or

     (b) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Account.

B.  NON-FUNDAMENTAL INVESTMENT RESTRICTIONS.

     The following restrictions are designated as non-fundamental and may be changed by the Board of Directors without the approval of shareholders.

     The LifeSpan Accounts each may not:

(1) Pledge, mortgage or hypothecate its assets, except to secure permitted borrowings and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Account's total assets taken at market value. Collateral arrangements with respect to margin, option and other risk management and when-issued and forward commitment transac-tions are not deemed to be pledges or other encumbrances for purposes of this restriction.

(2) Participate on a joint or joint-and-several basis in any securities trading account. The "bunching" of orders for the sale or purchase of marketable portfolio securities with other accounts under the management of the Manager or the Subadvisers to save commissions or to average prices among them is not deemed to result in a joint securities trading account.

(3) Purchase or retain securities of an issuer if one or more of the Directors or officers of the Company or directors or officers of the Manager or any Subadviser or any investment management subsidiary of the Manager or any Subadviser individually owns beneficially more than 0.5% and together own beneficially more than 5% of the securities of such issuer.

(4) Purchase a security if, as a result, (i) more than 10% of the Account's assets would be invested in securities of other investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one such investment company being held by the Account or (iii) more than 5% of the Account's assets would be invested in any one such investment company. The Account will not purchase the securities of any open-end investment company except when such purchase is part of a plan of merger, consolidation, reorganization or purchase of substantially all of the assets of any other investment company, or purchase the securities of any closed-end investment company except in the open market where no commission or profit to a sponsor or dealer results from the purchase, other than customary brokerage fees.
    The Account has no current intention of investing in other investment companies.

(5) Invest more than 15% of total assets in restricted securities, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

(6) Invest more than 5% of total assets in securities of any issuer which, together with its predecessors, has been in operation for less than three years.

(7) Invest in securities which are illiquid if, as a result, more than 15% of its net assets would consist of such securities, including repurchase agreements maturing in more than seven days, securities that are not readily marketable, certain restricted securities, purchased OTC options, certain assets used to cover written OTC options, and privately issued stripped mortgage-backed securities.

 (8) Purchase securities while outstanding borrowings exceed 5% of the Account's total assets.

(9)     Invest in real estate limited partnership interests.

(10) Purchase warrants of any issuer, if, as a result of such purchase, more than 2% of the value of the Account's total assets would be invested in warrants which are not listed on an exchange or more than 5% of the value of the total assets of the Account would be invested in warrants generally, whether or not so listed. For these purposes, warrants are to be valued at the lesser of cost or market, but warrants acquired by the Account in units with or attached to debt securities shall be deemed to be without value.

(11) Purchase interests in oil, gas, or other mineral exploration programs or mineral leases; however, this policy will not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas, or other minerals.

(12) Write covered call or put options with respect to more than 25% of the value of its total assets, invest more than 25% of its total assets in protective put options or invest more than 5% of its total assets in puts, calls, spreads or straddles, or any combination thereof, other than protective put options. The aggregate value of premiums paid on all options, other than protective put options, held by the Account at any time will not exceed 20% of the Account's total assets.

(13) Invest for the purpose of exercising control over or management of any company.

     If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values of an Account's assets will not be considered a violation of the restriction.

     In order to permit the sale of shares of the Accounts in certain states, the Board of Directors may, in its sole discretion, adopt restrictions on investment policy more restrictive than those described above. Should the Board of Directors determine that any such more restrictive policy is no longer in the best interest of an Account and its shareholders, the Account may cease offering shares in the state involved and the Board of Directors may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Board of Directors may, in its sole discretion, revoke such policy.


                                  MANAGEMENT

     The Company's Board of Directors provides broad supervision over the affairs of the Company. The officers of the Company are responsible for the day-to-day operations of the Company. The Directors of the Company and the officers of the Company are listed below. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years. Unless otherwise noted, the business address of each Director and officer of the Company is 140 Garden Street, Hartford, Connecticut 06154. Those Directors and officers who are "interested persons" of the Company, as defined in the Investment Company Act, by virtue of their affiliation with the Company, are indicated by an asterisk(*).

DIRECTORS AND OFFICERS OF THE COMPANY.

RICHARD H. AYERS, 52, DIRECTOR
Chairman and Chief Executive Officer, The Stanley Works (tool manufacturer).
Address:  The Stanley Works, 1000 Stanley Drive, New Britain, Connecticut
         06050

DAVID E.A. CARSON, 61, DIRECTOR
President, Chairman and Chief Executive Officer, People's Bank.
Address:  People's Bank, 899 Main Street, Bridgeport, Connecticut 06604

RICHARD W. GREENE, 60, DIRECTOR
Executive Vice President and Treasurer, University of Rochester.
Address:  University of Rochester, Wilson Boulevard, Rochester, New York 14627

BEVERLY L. HAMILTON, 48, DIRECTOR
President, ARCO Investment Management Company (1991-Present); Deputy Comptroller, City of New York (1987-1991).
Address:  ARCO Investment Management Company, 555 South Flower Street, Los
         Angeles, California 90071

DONALD H. POND, JR., 52, DIRECTOR AND PRESIDENT*

Executive Vice President, Connecticut Mutual Life Insurance Company (CML) (1988-June, 1995).


DAVID E. SAMS, JR., 52, DIRECTOR*
President and Chief Executive Officer, CML (1993-present); President and Chief Executive Officer, Agency Group, Capital Holdings Corporation (1987-1993).

LINDA M. NAPOLI, 38, TREASURER AND CONTROLLER*
Assistant Vice President, CML (1987-present); Associate Director, CML
(1988-1993).

LOUIS A. LACCAVOLE, 46, GENERAL AUDITOR*
Vice President and General Auditor, CML (1990-Present); Assistant Vice President and General Auditor, CML (1981-1990).

ANN F. LOMELI, 39, SECRETARY*
Secretary of the Company; Corporate Secretary, CML (1988-present).

     All Board members of the Company are board members of, Mr. Pond is a board member and President of, and Ms. Lomeli is Secretary, Ms. Napoli is Treasurer and Mr. Laccavole is General Auditor of, Connecticut Mutual Financial Services Series Fund I, Inc. ("CMFS Fund"), an investment company for which the Manager acts as investment adviser. Each of the Directors and principal officers affiliated with the Company who is also an affiliated person of the Manager or any Subadviser is named above, together with the capacity in which such person is affiliated with the Company, the Manager or Subadviser. As of August 31, 1995, the Directors and officers of the Company owned, in the aggregate, less than 1% of the outstanding securities of the Company.

COMPENSATION OF OFFICERS AND DIRECTORS.     The Accounts pay no salaries or
compensation to any of their officers. The chart below sets forth the fees paid or expected to be paid by each Account to the Directors and certain other information:



                  RICHARD M.   DONALD E.   RICHARD W.   BEVERLY L.   DONALD H.
 DAVID
E.
                    AYERS      A.CARSON      GREENE     HAMILTON     POND, JR.
 SAMS, JR.

COMPENSATION
RECEIVED FROM
ACCOUNT

Liquid Account*     $1,000     $962.50     $1,100        $1,000       $-0-
  $-0-


Government
 Securities


 Account*            1,000      962.50      1,100         1,000        -0-
   -0-

Income Account*      1,000      962.50      1,100         1,000        -0-
   -0-

Total Return
 Account*            1,000      962.50      1,100         1,000        -0-
   -0-

Growth Account*      1,000      962.50      1,100         1,000        -0-
   -0-

Diversified
Income Account**       275         275        275           275        -0-
   -0-

Balanced Account**     275         275        275           275        -0-
   -0-

Capital
 Appreciation
 Account**             275         275        275           275        -0-
   -0-

PENSION OR RETIREMENT
BENEFITS ACCRUED AS
ACCOUNT EXPENSE*

Liquid Account         -0-         -0-        -0-           -0-        -0-
   -0-

Government
 Securities
 Account               -0-         -0-        -0-           -0-        -0-
   -0-

Income Account         -0-         -0-       -0-           -0-        -0-
   -0-

Total Return
 Account               -0-         -0-        -0-           -0-        -0-
   -0-

Growth Account         -0-         -0-        -0-           -0-        -0-
   -0-

Diversified
 Income Account        -0-         -0-        -0-           -0-        -0-
   -0-

Balanced Account       -0-         -0-        -0-           -0-        -0-
   -0-

Capital
 Appreciation
 Account               -0-         -0-        -0-           -0-        -0-
   -0-

TOTAL COMPENSATION
FROM COMPANY AND
COMPLEX PAID TO
DIRECTORS***         9,250       9,063     10,250         9,250        -0-
   -0-


____________

*     As of most recently completed fiscal year.
**    Estimated for current fiscal year.
*** As of the calendar year ended December 31, 1994, there were sixteen investment companies in the Complex (including the Accounts).

Other Information about the Company. The Company was incorporated in Maryland on December 9, 1981. The authorized capital stock of the Company consists of 3 billion shares of common stock, par value $0.001 per share (Common Stock). The shares of common stock are divided into thirteen series accounts:
Government Securities Account (200,000,000 shares); Income Account (200,000,000 shares); Total Return Account (200,000,000 shares); Growth Account (200,000,000 shares); Liquid Account (600,000,000 shares); Capital Appreciation Account (200,000,000 shares); Balanced Account (200,000,000 shares); Diversified
Income Account (200,000,000 shares); CMIA National Municipals Account (200,000,000 shares); CMIA California Municipals Account (200,000,000 shares); CMIA Massachusetts Municipals Account (200,000,000 shares); CMIA New York Municipals Account 200,000,000 shares); and CMIA Ohio Municipals Account (200,000,000 shares). The Board of Directors may reclassify authorized shares to add to one or more of the accounts described above or to add any new accounts to the Company. The Board of Directors is also authorized, without further shareholder approval, to classify and reclassify existing and new accounts into one or more classes. Accordingly, the Directors have authorized the issuance of two classes of shares of each of the CMIA Accounts, except for the Liquid Account, and each of the LifeSpan Accounts, designated in each instance as Class A shares and Class B shares. The Directors have authorized only one class of shares for the Liquid Account.


     As of August 31, 1995, CML and its affiliates owned shares of certain accounts as follows: Government Securities Account (733,944 shares) (15% of shares outstanding); Income Account (1,550,411 shares) (31% of shares outstanding); Total Return Account (211 shares) (0% of shares outstanding); Growth Account (1,848,510 shares) (31% of shares outstanding); and Liquid Account (23,540,988 shares) (33% of shares outstanding), Capital Appreciation Account (2,512,549 shares) (95% of shares outstanding); Balanced Account (3,359,773 shares) (96% of shares outstanding); Diversified Income (2,033,202 shares) (95% of shares outstanding). CML is incorporated under the laws of the state of Connecticut. CML and its affiliates are deemed to be controlling persons of any account of the Company of which they own more than 25% of the shares outstanding. As such, the exercise by CML and its affiliates of their voting rights may diminish the voting power of other shareholders.



     As of August 31, 1995, no other shareholder of the Company owns of record or beneficially 5% or more of the shares outstanding of any Account.



     As of August 30, 1995, the following persons held an interest in the following accounts equal to 5% or more of such account's outstanding shares:



SHAREHOLDER                                              PERCENTAGE OWNERSHIP

CMIA NATIONAL MUNICIPAL ACCOUNT



Claud J. Jacobs                                                    9%
Yoakum, TX

Julius and Deanna Staatz                                           7%
Yoakum, TX

James A. Jones
Bettendorf, IA                                                    12%

CMIA CALIFORNIA MUNICIPAL ACCOUNT

Frank J. Edwards IV
Houston, TX                                                       18%

Archie and Winifred Dingwall
Fresno, CA                                                        22%

Frank E. Blakeley
Fresno, CA                                                        56%

CMIA MASSACHUSETTS MUNICIPAL ACCOUNT

Tom F. and Edna M. Cavanaugh
Carver, MA                                                        35%

CML
Hartford, CT                                                       8%

Martin J. Healey
Lynn, MA                                                          21%

Eugene F. and Jean K. Walsh
Tewksbury, MA                                                     27%

CMIA NEW YORK MUNICIPAL ACCOUNT

Robert W. Lang
Gloversville, NY                                                   5%

Michael Nicoletto
Huntington, NY                                                     6%

Herbert F. Ross
Rochester, NY                                                      7%

Shirley M. Baker
Elma, NY                                                           9%

Arnold and Ellen Ostrower
New York, NY                                                      17%

Salvatore J. Bellavia
Syracuse, NY                                                      29%

CMIA OHIO MUNICIPAL ACCOUNT

Martha L. Lanter
Springfield, OH                                                    5%

Lawrence H. Stookey, Jr.
Sandusky, OH                                                       6%

Hardy & Hardy Co.
Lima, OH                                                           7%

Lawrence A. Walborn
Sylvania, OH                                                       7%

Friddle Trust
Mason, OH                                                         19%

Warren and Mary Copeland
Lima, OH                                                          24%



     Any shareholder with an interest in any of the above accounts exceeding 25% of such accounts' outstanding shares is deemed to be a controlling person of such account. As such, the exercise by a greater than 25% shareholder of his or her voting rights may diminish the voting power of other shareholders.

     The shares of the Accounts are entitled to vote separately to approve investment advisory agreements or changes in investment restrictions, but shareholders of all series vote together in the election and selection of Directors and accountants. Shares of an Account vote together as a class on matters that affect the Account in substantially the same manner. As to matters affecting a single class, shares of such class will vote separately. Shares of the Company do not have cumulative voting rights. The Company does not intend to hold annual meetings of shareholders unless required to do so by the Investment Company Act or the Maryland statute under which the Company is organized. Although Directors are not elected annually by the shareholders, shareholders have under certain circumstances the right to remove one or more Directors. Each Account's shares are fully paid and nonassessable when issued and have no preference, preemptive, conversion or similar rights and are freely transferable.

     The Company's Articles of Incorporation provide that the Directors, officers and employees of the Company may be indemnified by the Company to the fullest extent permitted by Maryland law. The Company's Bylaws provide that the Company shall indemnify each of its Directors, officers and employees against liabilities and expenses reasonably incurred by them, in connection with, or resulting from, any claim, action, suit or proceeding, threatened against or otherwise involving such Director, officer or employee, directly or indirectly, by reason of being or having been a Director, officer or employee of the Company. Neither the Articles of Incorporation nor the Bylaws authorize the Company to indemnify any Director or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.


                       INVESTMENT ADVISORY ARRANGEMENTS

     The Company, on behalf of each Account, has entered into an investment advisory agreement with G.R. Phelps & Co. (the Manager). The investment advisory agreement provides that the Manager, subject to the supervision and approval of the Company's Board of Directors, is responsible for the actual management of each Account. The Manager is responsible for the selection of portfolio investments for each Account (other than the international Component, the small-cap Component and the high yield/high risk bond Component for the LifeSpan Accounts). In connection therewith, the Manager provides investment research and supervision of the investments held by an Account and conducts a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Account's assets, in accordance with the investment objectives and policies of the Account. The Manager also furnishes the Company such statistical information, with respect to the investments which the Accounts may hold or contemplate purchasing, as the Company may reasonably request. The Manager will apprise the Company of important developments materially affecting any of the Accounts and furnish the Company from time to time with such information as the Manager may believe appropriate for this purpose. In addition, the Manager agrees to furnish the Board of Directors such periodic and special reports as the Board may reasonably request and to provide persons satisfactory to the Board of Directors to serve as the Company's officers. The Manager will also, without charge, render such clerical, accounting, administrative and other services as the Manager may believe appropriate or as the Company may reasonably request.

     With respect to the international Component for LifeSpan Capital Appreciation and Balanced Account, the Manager has entered into subadvisory investment agreements with Scudder. With respect to the small cap Component of each LifeSpan Account, the Manager has entered into subadvisory investment agreements with Pilgrim. With respect to the high yield/high risk bond Component for each LifeSpan Account, the Manager has entered into subadvisory investment agreements with BEA Associates. Under the respective subadvisory investment agreement, the corresponding Subadviser, subject to the review of the Board of Directors and the over-all supervision of the Manager, is responsible for managing the investment operations of the corresponding LifeSpan Account Component and the composition of the Component's portfolio and furnishing the LifeSpan Account with advice and recommendations with respect to investments and the purchase and sale of securities for the respective Component.

     As provided by the investment advisory agreement, each Account pays the Manager an investment management fee, which is accrued daily and paid monthly, equal on an annual basis to a stated percentage of the respective Account's average daily net asset value. The Manager, not any Account, pays the subadvisory fees as described in the Prospectuses. See "The Manager and the Subadvisers" and "Breakdown of Expenses" in the Prospectuses for additional description of the management and subadvisory fees and certain other information concerning each Account's investment advisory agreement and the subadvisory investment agreements of the LifeSpan Accounts.

     No person other than the Manager and the corresponding Subadviser and their directors and employees regularly furnishes advice to the Accounts with respect to the desirability of the Accounts investing in, purchasing or selling securities. The Manager and Subadvisers may from time to time receive statistical or other similar factual information, and information regarding general economic factors and trends, from CML and its affiliates.

     Under the terms of the investment advisory agreement with the Company on behalf of each Account, the Manager provides each Account with office space, supplies and other facilities required for the business of the Account. The Manager pays the compensation of all officers and employees of the Company and Directors of the Company affiliated with the Manager, the office expenses of the Accounts and other expenses incurred by the Manager in connection with the performance of its duties. All other expenses which are not specifically paid by the Manager and which are incurred in the operation of the Accounts including fees of directors who are not "interested persons," as such term is defined in the Investment Company Act, of the Company or CML and the continuous public offering of the shares of the Accounts are borne by the Accounts.

     Securities held by any Account may also be held by other portfolios for which the Manager, the Subadvisers or their respective affiliates provides investment advice. Because of different investment objectives or other factors, a particular security may be bought by the Manager or a Subadviser for one or more clients when one or more clients are selling the same security. If purchases or sales of securities arise for consideration at or about the same time for any Account or other funds for which the Manager or a Subadviser acts as an investment adviser or for their advisory clients, transactions in such securities will be made, insofar as feasible, for the respective funds and clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Manager, the Subadvisers or their respective affiliates during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

     The advisory fees paid by the following Accounts for the last three fiscal years were:





                                  1992        1993        1994
                               ----------  ----------  ----------

Liquid Account                 $  344,999  $  357,506  $  385,774

Government Securities Account  $  392,761  $  465,806  $  460,523

Income Account                 $  187,813  $  277,291  $  304,391

Total Return Account           $  601,883  $  867,544  $1,173,401

Growth Account                 $  264,629  $  342,082  $  447,812
                               ----------  ----------  ----------

Total All Accounts             $1,792,085  $2,310,229  $2,771,901
                               ==========  ==========  ==========


     The LifeSpan Accounts commenced operations in fiscal 1995 and therefore paid no advisory fees during the periods listed above.


     The investment advisory agreement provides that the Manager will limit the aggregate ordinary operating expenses (including the advisory fee and 12b-1 fees, but excluding interest, taxes, brokerage fees, commissions and extraordinary charges such as litigation costs) of the Liquid Account to no more than 1.0% of the Account's average net assets. The investment advisory contract provides that the Manager will limit the aggregate ordinary operating expenses (including the advisory fee, but excluding interest, taxes, brokerage fees, commissions and extraordinary charges such as litigation costs) of each of the Government Securities Account, Income Account, Growth Account and Total Return Account to no more than 1.5% of the average daily net assets of the respective Account.

     The Manager has voluntarily and temporarily agreed to limit the expenses of each of the Capital Appreciation Account and the Balanced Account to 1.55% and of the Diversified Income Account to 1.50% of such Account's average daily net assets.

     Pursuant to the investment advisory agreement and, where applicable, each subadvisory investment agreement, neither the Manager nor any Subadviser is liable to the Accounts or their shareholders for any error of judgment or mistake of law or for any loss suffered by the Accounts in connection with the matters to which their respective agreement relate, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Manager or Subadviser in the performance of their duties or from their reckless disregard of the obligations and duties under the applicable agreement. Each Subadviser has agreed to indemnify the Manager to the fullest extent permitted by law against any and all loss, damage, judgment, fines, amounts paid in settlement and attorneys' fees incurred by the Manager to the extent resulting in whole or in part from any of the respective Subadviser's acts or omissions related to the performance of its duties as set forth specifically in the respective subadvisory investment agreement or otherwise from the respective Subadviser's willful misfeasance, bad faith or gross negligence.

     The Manager, whose principal business address is at 10 State House Square, Hartford, Connecticut and whose mailing address is 140 Garden Street, Hartford, Connecticut 06154, was organized in 1976 and has over $2.7 billion in assets under management in its capacity as investment adviser to the Accounts and the other mutual funds in the Connecticut Mutual group of funds having a combined total of over 30,000 shareholders. The Manager is a wholly owned subsidiary of DHC, which is in turn a wholly owned subsidiary of CML.

     Scudder, 345 Park Avenue, New York, NY 10154, is a Delaware corporation and has been providing investment counseling services for over 70 years, since its founding in 1919. Scudder supervises assets for institutional clients, mutual funds and individuals and had $90 billion in assets under management as of May 31, 1995. All of the outstanding voting and non-voting securities of Scudder are held of record by the Managing Directors, Daniel Pierce, Edmond D. Villani, Stephen R. Beckwith, and Juris Padegs, in their capacity as the Representatives of the beneficial owners of such securities pursuant to a Security Holders Agreement, under which such Representatives have the right to reallocate shares among the beneficial owners from time to time, at net book value in cash transactions. BEA Associates, Citicorp Center, 153 E. 53rd Street, 57th Floor, New York, NY 10022, is a partnership between Credit Suisse Capital Corporation and BEA Associate's employee shareholders. BEA Associates has been providing domestic and global fixed income and equity investment management services for institutional clients and mutual funds since 1984 and, together with its global affiliate, had $25 billion in assets under management as of May 31, 1995. Pilgrim, 1255 Drummers Lane, Wayne, Pennsylvania 19087, was established in 1982 to provide specialized equity management for institutional investors. Pilgrim is a Delaware corporation and a wholly owned subsidiary of United Asset Management Corporation. As of May 31, 1995, Pilgrim had over $4 billion in assets under management.

     The investment advisory agreement and subadvisory investment agreements continue in effect from year to year if approved annually by a vote of a majority of the Directors of the Company who are not interested persons of one of the parties to the contract, cast in person at a meeting called for the purpose of voting on such approval, or by either the Directors or the holders of a majority of the applicable Account's outstanding voting securities. Each contract automatically terminates upon assign-ment. The investment advisory agreement may be terminated without penalty on 60 days' notice at the option of either party to the respective contract or by vote of the holders of a majority of the outstanding voting securities of the applicable Account. Each subadvisory investment agreement may be terminated at any time without the payment of any penalty by the Board of Directors or by vote of a majority of the outstanding voting securities of the Account upon 60 days' notice to the Manager and respective Subadviser, by the Manager upon 60 days' written notice to the Account and the Subadviser and by the Subadvisor upon 90 days' written notice to the Account and the Manager (with respect to that Account only). Each subadvisory investment agreement terminates automatically upon the termination of the corresponding investment advisory agreement.


                               ACCOUNT EXPENSES

EXPENSES OF THE ACCOUNTS. Each Account pays its own expenses including, without limitation: (i) expenses of maintaining the Account and continuing its existence, (ii) registration of the Company under the Investment Company Act, (iii) auditing, accounting and legal expenses, (iv) taxes and interest,
(v) governmental fees, (vi) expenses of issue, sale, repurchase and redemption of Account shares, (vii) expenses of registering and qualifying the Account and its shares under federal and state securities laws and of preparing and printing prospectuses for such purposes and for distributing the same to shareholders and investors, and fees and expenses of registering and maintaining registrations of the Account and of the Account's principal underwriter, if any, as broker- dealer or agent under state securities laws,
(viii) expenses of reports and notices to share-holders and of meetings of shareholders and proxy solicitations therefor, (ix) expenses of reports to governmental officers and commissions, (x) insurance expenses, (xi) association membership dues, (xii) fees, expenses and disbursements of custodians for all services to the Account, (xiii) fees, expenses and disbursements of transfer agents, dividend disbursing agents, shareholder servicing agents and registrars for all services to the Account, (xiv) expenses for servicing shareholder accounts, (xv) any direct charges to shareholders approved by the Directors of the Company, (xvi) compensation and expenses of Directors of the Company who are not "interested persons" of the Account, and (xvii) such non- recurring items as may arise, including expenses incurred in connection with litigation, proceedings and claims and the obligation of the Company to indemnify its Directors and officers with respect thereto.


                          DISTRIBUTION ARRANGEMENTS

     Connecticut Mutual Financial Services, L.L.C. ("CMFS") serves as the principal underwriter for each Account pursuant to an Underwriting Agreement initially approved by the Board of Directors of the Company. CMFS is a registered broker/dealer and member of the National Association of Securities Dealers, Inc. (NASD). Shares of each Account will be continuously offered and will be sold by registered representa-tives of CMFS and selected broker-dealers who have executed selling agreements with CMFS. CMFS bears all the expenses of providing services pursuant to the Underwriting Agreement including the payment of all sales commissions for sales of the Company shares and the printing and distribution of prospectuses to non-shareholders as well as of any advertising or sales literature. The Company bears the expenses of registering its shares with the SEC and qualifying them with state regulatory authorities. CMFS has also agreed to assume certain expenses relating to the operations of the Accounts as necessary to comply with expense limitations imposed by certain states in which shares of one or more of the Accounts may be registered and also as otherwise described in the Accounts' Prospectuses. The Underwriting Agreement continues in effect for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the Directors who are not interested persons, as such term is defined in the Investment Company Act, of the Company (non-interested Directors) or parties to the Agreement and (ii) either (a) by the vote of a majority of the outstanding voting securities of each Account or
(b) by the vote of a majority of the Board of Directors.

     The compensation paid by the following Accounts to G.R. Phelps, the prior distributor of the Accounts' shares, for underwriting fees for the last three fiscal years was:





                                  1992        1993        1994
                               ----------  ----------  ----------

Liquid Account                          0           0           0

Government Securities Account  $  547,446  $  365,583  $  189,799

Income Account                 $  237,717  $  203,149  $  127,640

Total Return Account           $1,101,367  $1,790,711  $1,671,181

Growth Account                 $  244,985  $  416,056  $  513,544


     Each of the LifeSpan Accounts commenced operations in fiscal 1995 and therefore paid no underwriting fees during the periods listed above.


     CMFS's principal business address is at Ten State House Square, Hartford, Connecticut 06103 and its mailing address is at 140 Garden Street, Hartford, Connecticut 06154. CMFS was organized as a limited liability company in Connecticut on November 10, 1994, and is a direct subsidiary of CML.


                         DISTRIBUTION FINANCING PLANS

     The Company on behalf of each Account has adopted plans of distribution designed to meet the requirements of Rule 12b-1 (the Rule) under the Investment Company Act and the requirements of the revised sales charge rule of the NASD with respect to the Class A shares (the Class A Plan) and a plan of distribution with respect to the Class B shares (the Class B Plan) and a plan of distribution with respect to the Liquid Account (the Liquid Account Plan and, collectively with the Class A Plan and the Class B Plan, the Plans).

     CLASS A PLAN

     Pursuant to the Class A Plan, an Account may reimburse CMFS for its expenditures in financing any activity primarily intended to result in the sale of Account shares. Certain categories of such expenditures have been approved by the Board of Directors and are set forth in the Prospectuses. See "Breakdown of Expenses -- Distribution Plans" in the Prospectuses. The expenses of an Account pursuant to the Class A Plan are accrued on a fiscal year basis and may not exceed, with respect to the Class A shares of each Account, the annual rate of 0.25% of the Account's average annual net assets attributable to Class A. No Class A Plan was in effect during the most recently completed fiscal year with respect to the Accounts.

     CLASS B PLAN

     The Class B Plan for each Account provides that each Account shall pay CMFS, as the Account's distributor for its Class B shares, a daily distribution fee equal on an annual basis to 0.75% of the Account's average daily net assets attributable to Class B shares and will pay CMFS a service fee equal to 0.25% of the Account's average daily net assets attributable to Class B shares (which CMFS will in turn pay to securities dealers which enter into a sales agreement with CMFS at a rate of up to 0.25% of the Account's average daily net assets attributable to Class B shares owned by investors for whom that securities dealer is the holder or dealer of record). This service fee is intended to be in consideration of personal services and/or account maintenance services rendered by the dealer with respect to Class B shares. CMFS will advance to dealers the first- year service fee at a rate equal to 0.25% of the amount invested. As compensation for such advance, CMFS may retain the service fee paid by an Account with respect to such shares for the first year after purchase. Dealers will become eligible for additional service fees with respect to such shares commencing in the thirteenth month following purchase. Dealers may from time to time be required to meet certain other criteria in order to receive service fees. CMFS or its affiliates are entitled to retain all service fees payable under the Class B Plan for which there is no dealer of record or for which qualification standards have not been met as partial consideration for personal services and/or account maintenance services performed by CMFS or its affiliates for shareholder accounts.

     The purpose of distribution payments to CMFS under the Class B Plan is to compensate CMFS for its distribution services to the Account. CMFS pays commissions to dealers as well as expenses of printing prospectuses and reports used for sales purposes, expenses with respect to the preparation and printing of sales literature and other distribution related expenses, including without limitation, the cost necessary to provide distribution-related services, or personnel, travel office expenses and equipment. The Class B Plan also provides that CMFS will receive all CDSC's attributable to Class B shares. (See "Distribution Plans" in the Prospectuses.)

     LIQUID ACCOUNT PLAN

     Under the Liquid Account Plan, the amount of compensation paid by the Liquid Account for expenses shall not exceed 0.10% of the average daily net assets of the Account, provided, however, that the Liquid Account will make no payment with respect to a particular year if the Liquid Account's aggregate expenses for that year (including payments made to CMFS pursuant to the Liquid Account Plan, but excluding interest, taxes, brokerage commissions, and extraordinary expenses) exceed 1.0% of the value of the Liquid Account's aggregate daily net assets.

     GENERAL

     In accordance with the terms of the Plans, CMFS provides to each Account, for review by the Board of Directors, a quarterly written report of the amounts expended under the respective Plans and the purpose for which such expenditures were made. In the Board of Directors' quarterly review of the Plans, they will consider the continued appropriateness and the level of reimbursement or compensation the Plans provide.

     The Plans were adopted by a majority vote of the Board of Directors, including all of the Directors who are not, and were not at the time they voted, interested persons of the Company, as defined in the Investment Company Act (none of whom had or have any direct or indirect financial interest in the operation of the Plans), cast in person at a meeting called for the purpose of voting on the Plans. In approving the Plans, the Directors identified and considered a number of potential benefits which the Plans may provide. The Board of Directors believes that there is a reasonable likelihood that the Plans will benefit each Account and its current and future shareholders.
Under their terms, the Plans remain in effect from year to year provided such continuance is approved annually by vote of the Directors in the manner described above. The Plans may not be amended to increase materially the annual percentage limitation of average net assets which may be spent for the services described therein without approval of the shareholders of the Account affected thereby, and material amendments of the Plans must also be approved by the Board of Directors in the manner described above. A Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Directors who are not interested persons of the Company and have no direct or indirect financial interest in the operations of the Plan, or by a vote of a "majority of the outstanding voting securities" (as defined in the Investment Company Act) affected thereby. A Plan will automatically terminate in the event of its assignment (as defined in the Investment Company
Act).

     During the fiscal year ended December 31, 1994, the Liquid Account made no payments to G.R. Phelps under its Plan as a result of G.R. Phelps's agreement not to impose such expenses to which it would otherwise be entitled.
 During this period, no Class A Plans were in effect for the other Accounts and no Class B shares were outstanding.

                     PORTFOLIO TRANSACTIONS AND BROKERAGE

     The Company has no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by the Board of Directors, the Manager and the Subadvisers (if applicable) are primarily responsible for the investment decisions of each Account and the placing of its portfolio transactions. In placing orders, it is the policy of each Account to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While the Manager and the Subadvisers generally seek reasonably competitive spreads or commissions, the Accounts will not necessarily be paying the lowest spread or commission available. The Manager and the Subadvisers may direct brokerage transactions to broker/dealers who also sell shares of the Company and the sale of shares of the Company may be taken into account by the Manager and the Subadvisers when allocating brokerage transactions.

     The Manager and the Subadvisers will generally deal directly with the dealers who make a market in the securities involved (unless better prices and execution are available elsewhere) if the securities are traded primarily in the over-the-counter market. Such dealers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Bonds and money market securities are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes. Portfolio securities in the Liquid Account normally are purchased directly from, or sold directly to, the issuer, an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by the Liquid Account for such purchases or sales and, in 1992, 1993 and 1994, no such commissions were paid. Similarly, no brokerage commissions were paid by the Government Securities Account or the Income Account during those three years. Each of the LifeSpan Accounts commenced operations in fiscal 1995, and accordingly paid no brokerage commissions during the last three years.

     Brokerage commissions for the most recent three year period for the Growth Account and the Total Return Account were as follows:





                          1992          1993          1994
                      ------------  ------------  ------------
                       Brokerage     Brokerage     Brokerage
     Account          Commissions   Commissions   Commissions
--------------------  ------------  ------------  ------------

Growth Account        $    201,111  $    187,654  $    249,665
Total Return Account  $    277,519  $    297,403  $    379,734



     While the Manager and the Subadvisers seek to obtain the most favorable net results in effecting transactions in an Account's portfolio securities, dealers who provide supplemental investment research to the Manager or a Subadviser may receive orders for transactions from the Manager or the relevant Subadviser. Such supplemental research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. If, in the judgment of the Manager or the corresponding Subadviser, an Account will be benefited by such supplemental research services, the Manager and the corresponding Subadviser are authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions which another broker or dealer may charge for the same transaction. Information so received will be in addition to and not in lieu of the services required to be performed by the Manager and the corresponding Subadviser under the investment advisory agreement or the sub-investment advisory agreement. The expenses of the Manager and the Subadvisers will not necessarily be reduced as a result of the receipt of such supplemental information. The Manager and the Subadvisers may use such supplemental research in providing investment advice to portfolios other than those for which the transactions are made. Similarly, the Accounts may benefit from such research obtained by the Manager and the Subadvisers for portfolio transactions for other clients.

     Investment decisions for the Accounts will be made independently from those of any other clients that may be or become managed by the Manager, any Subadviser or their affiliates. If, however, accounts managed by the Manager or any Subadviser are simultaneously engaged in the purchase of the same security, then, pursuant to the authorization of the Company's Board of Directors, available securities may be allocated to each account and may be averaged as to price in whatever manner the Manager or the corresponding Subadviser deems to be fair. In some cases, this system might adversely affect the price paid by an Account (for example, during periods of rapidly rising or falling interest rates) or limit the size of the position obtainable for an Account (for example, in the case of a small issue).

     Scudder, or its affiliate, Scudder Investor Services Inc. ("SIS"), shall arrange for the placing of all orders for the purchase and sale of securities for the international Component of Capital Appreciation and Balanced Account with brokers or dealers selected by SIS, provided that neither Scudder nor SIS shall be responsible for payment of brokerage commissions. In the selection of such brokers or dealers and the placing of such orders, SIS is directed at all times to seek for the international Component of Capital Appreciation Account and Balanced Account the best execution available. Neither Scudder nor any affiliate of Scudder will act as principal or receive directly or indirectly any compensation in connection with the purchase or sale of investment securities by the international Components of Capital Appreciation Account and Balanced Account, other than compensation provided for in the Subadvisory Investment Agreements with Scudder, and such brokerage commissions as are permitted by the Investment Company Act. If and to the extent authorized to act as broker in the relevant jurisdiction, Scudder or any of its affiliates may act as broker for the international Components of Capital Appreciation Account and Balanced Account, in the purchase and sale of securities. Scudder agrees that all transactions effected through Scudder or brokers affiliated with Scudder will be effected in compliance with Section 17(e) of the Investment Company Act and written procedures established from time to time by the Board of Directors of the Company pursuant to Rule 17e- 1 under the Investment Company Act. (SIS does not receive any compensation for performing this service).


                       DETERMINATION OF NET ASSET VALUE

     The net asset value of the shares of each Account is determined by State Street Bank and Trust Company (State Street) (as dividend paying agent and custodian for the Accounts) in the manner described under "Your Account--Transaction Details" in the Accounts' Prospectuses. The Accounts will be closed for business and will not price their shares on the following business holi-days: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Securities held by each Account other than Liquid Account will be valued as follows: portfolio securities which are traded on stock exchanges are valued at the last sale price on the principal exchange as of the close of business on the day the securities are being valued, or, lacking any sales, at the last bid price. Securities traded in the over-the-counter market and included in the National Market System are valued at the most recent bid price which may be based on valuations furnished by a pricing service or from independent securities dealers. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers that make markets in the securities. Portfolio securities which are traded both in the over-the-counter market and on an exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Securities with remaining maturities of less than 60 days are valued at amortized cost, which approximates market value. Securities and assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Board of Directors, including valuations furnished by a pricing service retained by the Custodian.

     The net asset value per share of the Liquid Account is determined by using the amortized cost method of valuing its portfolio instruments (including master demand notes). Under the amortized cost method of valuation, an instrument is valued at cost and the interest payable at maturity upon the instrument is accrued as income, on a daily basis, over the remaining life of the instrument. Neither the amount of daily income nor the net asset value is affected by unrealized appreciation or depreciation of the portfolio's investments. In periods of declining interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be higher than a similar computation made using a method of valuation based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares of the portfolio computed using amortized cost may tend to be lower than a similar computation made using a method of valuation based upon market prices and estimates.

     The amortized cost method of valuation permits the Liquid Account to maintain a stable $1.00 net asset value per share. The Company's Board of Directors periodically reviews the extent of any deviation from the $1.00 per share value that would occur if a method of valuation based on market prices and estimates were used. In the event such a deviation would exceed one-half of one percent, the Board of Directors will promptly consider any action that reasonably should be initiated to eliminate or reduce material dilution or other unfair results to shareholders. Such action may include selling portfolio securities prior to maturity, not declaring earned income dividends, valuing portfolio securities on the basis of current market prices, if available, or, if not available, at fair market value as determined in good faith by the Board of Directors, and (considered highly unlikely by management of the Company) redemption of shares in kind (i.e., portfolio securities).

     An Account's maximum offering price per Class A share is determined by adding the maximum sales charge to the net asset value per share. Class B shares and Liquid Account shares are offered at net asset value without the imposition of a sales charge.


                      PURCHASE AND REDEMPTION OF SHARES

     For information regarding the purchase of Account shares, see "Your Account--How to Buy Shares" in the Accounts' Prospectuses.

     For a description of how a shareholder may have an Account redeem his/her shares, or how he/she may sell shares, see "Your Account- - How to Sell Shares" in the Accounts' Prospectuses.

     RIGHTS OF ACCUMULATION. Each Account and each of the other mutual funds of the Company offer to all qualifying investors Rights of Accumulation under which investors are permitted to purchase Class A shares of other Accounts of the Company at the offering price applicable to the total of (a) the dollar amount then being purchased plus (b) an amount equal to the then current net asset value of the purchaser's holdings of Class A shares of other Accounts of the Company. Acceptance of the purchase order is subject to confirmation of qualification. The rights of accumulation may be amended or terminated at any time as to subsequent purchases.

     STATEMENT OF INTENTION. Any person may qualify for a reduced sales charge on purchases of Class A shares made within a thirteen-month period pursuant to a Statement of Intention (SOI). Class A shares acquired through the reinvestment of distributions do not constitute purchases for purposes of the SOI. A Class A shareholder may include, as an accumulation credit towards the completion of such SOI, the value of all Class A shares of all Accounts of the Company owned by the shareholder. Such value is determined based on the public offering price on the date of the SOI. During the term of a SOI, National Financial Data Services ("NFDS"), the Company's transfer agent, will hold shares in escrow to secure payment of the higher sales charge applicable for shares actually purchased if the indicated amount on the SOI is not purchased. Dividends and capital gains will be paid on all escrowed shares and these shares will be released when the amount indicated on the SOI has been purchased. An SOI does not obligate the investor to buy or the Company to sell the indicated amount of the SOI. If a Class A shareholder exceeds the specified amount of the SOI and reaches an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made at the time of the expiration of the SOI. The resulting difference in offering price will purchase additional Class A shares for the shareholder's account at the applicable offering price. If the specified amount of the SOI is not purchased, the shareholder shall remit to NFDS an amount equal to the difference between the sales charge paid and the sales charge that would have been paid had the aggregate purchases been made at a single time. If the Class A shareholder does not within twenty days after a written request by NFDS pay such difference in sales charge, NFDS will redeem an appropriate number of escrowed shares in order to realize such difference. Additional information about the terms of the Statement of Intention are available from your registered representative or from NFDS at 1- 800- 322- CMIA.

     SYSTEMATIC WITHDRAWAL PLAN. The Systematic Withdrawal Plan ("SWP") is designed to provide a convenient method of receiving fixed payments at regular intervals from Class A shares and Liquid Account shares not subject to a CDSC only (except as noted below) of an Account deposited by the applicant under this SWP. The applicant must deposit or purchase for deposit shares of the Account having a total value of not less than $10,000. Periodic checks of $50 or more will be sent to the applicant, or any person designated by him, monthly or quarterly. SWP's for Class B shares of an Account and Liquid Account shares subject to a CDSC are permitted only for payments of required distributions from retirement plan accounts for a shareholder who has attained the age of 70. The CDSC will be waived with respect to such redemptions but only if such redemptions are limited to no more than 12% of the original value of the Account.

     Any income dividends or capital gains distributions on shares under the SWP will be credited to the SWP account on the payment date in full and fractional shares at the net asset value per share in effect on the record date.

     SWP payments are made from the proceeds of the redemption of shares deposited in a SWP account. Redemptions are potentially taxable transactions to shareholders. To the extent that such redemptions for periodic withdrawals exceed dividend income reinvested in the SWP account, such redemptions will reduce and may ultimately exhaust the number of shares deposited in the SWP account. In addition, the amounts received by a shareholder cannot be considered as an actual yield or income on his or her investment because part of such payments may be a return of his or her capital.

     The SWP may be terminated at any time (1) by written notice to the Account or from the Account to the shareholder; (2) upon receipt by the Account of appropriate evidence of the shareholder's death; or (3) when all shares under the SWP have been redeemed. The fees of the Account for maintaining SWPs are paid by the Account.

     Special Redemptions. Although it would not normally do so, each Account has the right to pay the redemption price of shares of the Account in whole or in part in portfolio securities as prescribed by the Directors. When the shareholder sells portfolio securities received in this fashion, he would incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Accounts have elected to be governed by Rule 18f-1 under the Investment Company Act, pursuant to which each Account is obligated to redeem shares solely in cash up to the lesser of $250,000 of 1% of the net asset value of the applicable Account during any 90 day period for any one account.


                            INVESTMENT PERFORMANCE

     Each Account's average annual total return quotations and yield quotations as they may appear in the Prospectuses, this SAI or in advertising are calculated by standard methods prescribed by the SEC.

LIQUID ACCOUNT

     In accordance with regulations prescribed by the SEC, the Company is required to compute the Liquid Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) in the value of a hypothetical account having a balance of one share of the Liquid Account at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365- day basis.

     The SEC also permits the Company to disclose the effective yield of the Liquid Account for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

     For the seven day period ending June 30, 1995, the Liquid Account's annualized yield was 5.11%. For the same period, the effective yield was 5.24%.

     The yield on amounts held in the Liquid Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Liquid Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Liquid Account, the types and quality of portfolio securities held by the Liquid Account, and its operating expenses.

OTHER ACCOUNTS

     STANDARDIZED AVERAGE ANNUAL TOTAL RETURN QUOTATIONS. Average annual total return quotations for Class A and Class B shares are computed by finding the average annual compounded rates of return that would cause a hypothetical investment made on the first day of a designated period to equal the ending redeemable value of such hypothetical investment on the last day of the designated period in accordance with the following formula:




        P(1+T) n =  ERV

Where:  P    =   a hypothetical initial payment of $1,000, less the
                 maximum sales load applicable to an Account

        T    =   average annual total return

        n    =   number of years

        ERV  =   ending redeemable value of the hypothetical $1,000
                 initial payment made at the beginning of the
                 designated period (or fractional portion thereof)


The computation above assumes that all dividends and distributions made by an Account are reinvested at net asset value during the designated period. The average annual total return quotation is determined to the nearest 1/100 of 1%.

     One of the primary methods used to measure perform-ance is "total return." "Total return" will normally represent the percentage change in value of a class of an Account, or of a hypothetical investment in a class of an Account, over any period up to the lifetime of the class. Unless otherwise indicated, total return calculations will assume the deduction of the maximum sales charge (5.00% for the Growth Account, the Total Return Account and each of the LifeSpan Accounts, 4.00% for the Government Securities Account and the Income Account) and usually assume the reinvest-ment of all dividends and capital gains distributions and will be expressed as a percentage increase or decrease from an initial value, for the entire period or for one or more specified periods within the entire period. Total return calculations that do not reflect the reduction of sales charges will be higher than those that do reflect such charges. All non-standardized performance will be advertised only if the standard performance data for the same period, as well as for the required periods, is also presented.

     Total return percentages for periods longer than one year will usually be accompanied by total return percentages for each year within the period and/or by the average annual compounded total return for the period. The income and capital components of a given return may be separated and portrayed in a variety of ways in order to illustrate their relative significance. Performance may also be portrayed in terms of cash or investment values, without percentages. Past performance cannot guarantee any particular future result. In determining the average annual total return (calculated as provided above), recurring fees, if any, that are charged to all shareholder accounts are taken into consideration. For any account fees that vary with the size of the account, the account fee used for purposes of the above computation is assumed to be the fee that would be charged to the mean account size of a class of the Account.


     The charts below set forth certain performance information for the Class A shares of the Government Securities, Income, Total Return and Growth Accounts as of June 30, 1995 and Capital Appreciation, Balanced, and Diversified Income Accounts as of August 31, 1995, adjusted to reflect the maximum sales charge (5.00% for the Growth, Total Return, Capital Appreciation, Balanced and Diversified Income Accounts and 4.00% for the Government Securities Account and the Income Account) and the account fees of the Class A shares. Total return percentages do not include the effect of the Rule 12b-1 fees to which the Class A shares of Total Return and Growth Accounts will be subject in 1995. Past performance of the Class A shares is no guarantee and is not necessarily indicative of future performance of the Class A shares. The actual annual returns for Class A shares of an Account may vary significantly from the past and future performance of Class A shares of the Account. Investment returns and the value of the Class A shares of the Accounts will fluctuate in response to market and economic conditions as well as other factors and shares, when redeemed, may be worth more or less than their original cost. Total returns are based on capital changes plus reinvestment of all distributions for the time periods noted in the charts below. Total return of the Class A shares of the Income Account would have been lower without the expense limitation effected by the Manager.



     Value of a $1,000 Investment in the Class A shares of the Government Securities Account:


                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (including 4%  (excluding 4%
Period           Date        sales charge)  sales charge)

Life of Account     9/16/85          9.43%          8.98%
to 6/30/95

5 Years Ended       6/30/90          8.62%          7.73%
6/30/95

1 Year Ended        6/30/94         11.65%          7.18%
6/30/95


     Value of a $1,000 Investment in the Class A shares of the Income Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 4%  (including 4%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*          8.26%          7.81%
to 6/30/95

5 Years Ended          6/30/90          7.48%          6.61%
6/30/95

1 Year Ended           6/30/94          8.06%          3.74%
6/30/95

*Date of Inception


     Value of a $1,000 Investment in the Class A shares of the Total Return
Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 5%  (including 5%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*         12.37%         11.78%
to 6/30/95

5 Years Ended          6/30/95         11.86%         10.72%
6/30/95

1 Year Ended           6/30/94         15.53%          9.75%
6/30/95

*Date of Inception


     Value of a $1,000 Investment in the Class A shares of the Growth Account:



                                Total Return   Total Return
                                 Annualized     Annualized
Investment          Investment  (excluding 5%  (including 5%
Period              Date        sales charge)  sales charge)

Life of Account       9/16/85*         14.66%         14.06%
to 6/30/95

5 Years Ended          6/30/90         14.06%         12.89%
6/30/95

1 Year Ended           6/30/94         22.43%         16.31%
6/30/95

*Date of Inception



     Value of a $1,000 Investment in the Class A shares of the Capital
Appreciation Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95




     Value of a $1,000 Investment in the Class A shares of the Balanced
Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95




     Value of a $1,000 Investment in the Class A shares of the Diversified
Income Account:





                             Total Return   Total Return
                              Annualized     Annualized
Investment       Investment  (excluding 5%  (including 5%
Period           Date        sales charge)  sales charge)

Life of Account     5/1/95*          9.25%          3.78%
to 8/31/95



     No Class B shares of any of the Accounts were outstanding during the periods.


     Each Account may also publish its distribution rate and/or its effective distribution rate. An Account's distribution rate is computed by dividing the most recent monthly distribution per share annualized, by the current net asset value per share. An Account's effective distribution rate is computed by dividing the distribution rate by the ratio used to annualize the most recent monthly distribution and reinvesting the resulting amount for a full year on the basis of such ratio. The effective distribution rate will be higher than the distribution rate because of the compounding effect of the assumed reinvestment. An Account's yield is calculated using a standardized formula, the income component of which is computed from the yields to maturity of all debt obligations held by the Account based on prescribed methods (with all purchases and sales of securities during such period included in the income calculation on a settlement date basis), whereas the distribution rate is based on an Account's last monthly distribution. An Account's monthly distribution tends to be relatively stable and may be more or less than the amount of net investment income and short- term capital gain actually earned by the Account during the month (see "Dividends, Capital Gains and Taxes" in the Accounts' Prospectuses).

     Other data that may be advertised or published about each Account include the average portfolio quality, the average portfolio maturity and the average portfolio duration.

     STANDARDIZED YIELD QUOTATIONS. The yield of a class is computed by dividing the class's net investment income per share during a base period of 30 days, or one month, by the maximum offering price per share of the class on the last day of such base period in accordance with the following formula:


    YIELD  =  2[  (a-b +1 ) 6 -1]
    -----------------------------
                    cd

Where:  a  =  net investment income earned during the period attributable to the subject class

        b = net expenses accrued for the period attributable to the subject class

        c = the average daily number of shares of the subject class outstanding during the period that were entitled to receive dividends

        d = the maximum offering price per share of the subject class on the last day of the period


Net investment income will be determined in accordance with rules established by the SEC. The price per share of Class A shares will include the maximum sales charge (5.00% for the Growth Account, the Total Return Account and each of the LifeSpan Accounts and 4.00% for the Government Securities Account and for the Income Account) imposed on purchases of Class A shares which decreases with the amount of shares purchased.

     GENERAL INFORMATION. The following publications and other newspapers and business and financial publications, may be cited in each Account's advertising and in shareholder materials which contain articles describing investment results or other data relative to one or more of the Accounts.




Broker World                       Value Line
Across the Board                   Financial World
American Banker                    Advertising Age
Best's Review                      Barron's
Business Month                     Business Insurance
Changing Times                     Business Week
Economist                          Consumer Reports
Forbes                             Financial Planning
Inc.                               Fortune
Insurance Forum                    Institutional Investor
Insurance Week                     Insurance Sales
Journal of the American Society    Journal of Accountancy
  of CLU & ChFC                    Journal of Commerce
Life Insurance Selling             Life Association News
Lipper Analytical Services, Inc.   Manager's Magazine
MarketFacts                        Money
National Underwriter               Nation's Business
New Choices (formerly 50 Plus)     New York Times
Pension World                      Pensions & Investments
Rough Notes                        Round the Table
U.S. Banker                        Wall Street Journal
Working Woman                      Morningstar, Inc.
Financial Services Week            Wiesenberger Investment
 Kiplinger's Personal Finance        Service
Registered Representative          Medical Economics
U.S. News & World Report           Investment Advisor
CDA                                Tillinghast
Financial Times                    American Agent and Broker
Insurance Product News             Insurance Times
LIMRA's Marketfacts                Professional Insurance Agents
Investment Dealers Digest          Insurance Review Investor's
Business Daily                     Insurance Advocate Independent
Agent                              Professional Agent
California Broker                  Life Times
Hartford Courant                   New England Business
Entrepreneur                       Entrepreneurial Woman
USA Today                          Business Marketing
Adweek                             Independent Business
Newsweek                           Time
Success                            The Standard
The Boston Globe                   Crain's
The Washington Post                United Press International
Associated Press                   Bloomberg
Reuter's                           Business News Features
Business Wire                      Knight-Ridder
Dow Jones News Service             Consumer Digest



     From time to time the Company may publish the sales of shares of one or more of the Accounts on a gross or net basis and for various periods of time, and compare such sales with sales similarly reported by other investment companies.


                                    TAXES

     Each Account is treated as a separate entity for accounting and tax purposes. Each Account has qualified and elected or intends to qualify and elect to be treated as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to so qualify in the future. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, each Account will not be subject to federal income tax on taxable income (including net short-term and long-term capital gains) which is distributed to shareholders at least annually in accordance with the timing requirements of the Code.

     Each Account will be subject to a 4% non-deductible federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements.
 Each Account intends under normal circumstances to avoid liability for such tax by satisfying such distribution requirements.

     Distributions from an Account's current or accumulated earnings and profits ("E&P"), as computed for federal income tax purposes, will be taxable as described in the Accounts' prospectuses whether taken in shares or in cash.
 Distributions, if any, in excess of E&P will constitute a return of capital, which will first reduce an investor's tax basis in an Account's shares and thereafter (after such basis is reduced to zero) will generally give rise to capital gains. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the amount of cash they would have received had they elected to receive the distributions in cash, divided by the number of shares received.

     If an Account acquires stock in certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), that Account could be subject to federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Account is timely distributed to its shareholders. The Account would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the applicable Account to recognize taxable income or gain without the concurrent receipt of cash. Any Account that is permitted to acquire stock in foreign corporations may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

     Foreign exchange gains and losses realized by an Account in connection with certain transactions involving foreign currency-denominated debt securities, certain foreign currency futures and options, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to an Account's investment in stock or securities, possibly including speculative currency positions or currency derivatives not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments held for less than three months, which gain is limited under the Code to less than 30% of its annual gross income, and could under future Treasury regulations produce income not among the types of "qualifying income" from which the Account must derive at least 90% of its annual gross income.

     Some Accounts may be subject to withholding and other taxes imposed by foreign countries with respect to their investments in foreign securities.
Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. The Accounts anticipate that they generally will not qualify to pass such foreign taxes and any associated tax deductions or credits through to their shareholders, who therefore generally will not report such amounts on their own tax returns.

     At the time of an investor's purchase of shares of an Account (other than Liquid Account), a portion of the purchase price is often attributable to realized or unrealized appreciation in the Account's portfolio or undistributed taxable income of the Account. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

     Upon a redemption of shares of an Account, other than Liquid Account, (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon his basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares. A sales charge paid in purchasing shares of an Account cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Account or another CMIA Account are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Such disregarded load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange will be disallowed to the extent the shares disposed of are replaced with shares of the same Account within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to an election to reinvest dividends or capital gain distributions automatically.
In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

     For Federal income tax purposes, each Account is permitted to carry forward a net capital loss in any year to offset its own capital gains, if any, during the eight years following the year of the loss. To the extent subsequent capital gains are offset by such losses, they would not result in federal income tax liability to the applicable Account and would not be distributed as such to shareholders.

     For purposes of the dividends received deduction available to corporations, dividends received by an Account, if any, from U.S. domestic corporations in respect of the stock of such corporations held by the Account, for federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and designated by the Account may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the applicable Account in order to qualify for the deduction and, if they borrow to acquire such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its basis in its shares may be reduced, for federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

     Each Account that invests in certain PIKs, zero coupon securities or certain deferred interest securities (and, in general, any other securities with original issue discount or with market discount if the Account elects to include market discount in income currently) must accrue income on such investments prior to the receipt of the corresponding cash payments. However, each Account must distribute, at least annually, all or substantially all of its net income, including such accrued income, to shareholders to qualify as a regulated investment company under the Code and avoid federal income and excise taxes. Therefore, an Account may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy distribution requirements.

     Investment in debt obligations that are at risk of or in default presents special tax issues for any Account that may hold such obligations. Tax rules are not entirely clear about issues such as when the Account may cease to accrue interest, original issue discount, or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by any Account that may hold such obligations in order to reduce the risk of distributing insufficient income to preserve its status as a regulated investment company and seek to avoid becoming subject to federal income or excise tax.

     Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to shareholder accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

     Limitations imposed by the Code on regulated investment companies like the Accounts may restrict an Account's ability to enter into futures, options, and forward transactions.

     Certain options, futures and forward foreign currency transactions undertaken by an Account may cause the Account to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain currency forwards, options and futures, as ordinary income or loss) and timing of some capital gains and losses realized by the Account. Also, certain of an Account's losses on its transactions involving options, futures or forward contracts and/or offsetting portfolio positions may be deferred rather than being taken into account currently in calculating the Account's taxable income. Certain of the applicable tax rules may be modified if an Account is eligible and chooses to make one or more of certain tax elections that may be available. These transactions may therefore affect the amount, timing and character of an Account's distributions to shareholders. The Accounts will take into account the special tax rules (including consideration of available elections) applicable to options, futures or forward contracts in order to minimize any potential adverse tax consequences.

     The federal income tax rules applicable to interest rate swaps, caps and floors are unclear in certain respects, and an Account may be required to account for these transactions in a manner that, in certain circumstances, may limit the degree to which it may utilize these transactions.

     The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of the shares of an Account may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Accounts in their particular circumstances.

     Non-U.S. investors not engaged in a U.S. trade or business with which their investment in an Account is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above.
 These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from an Account and, unless an effective IRS Form W-8 or authorized substitute is on file, to 31% backup withholding on certain other payments from the Account. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in any Account.

     STATE AND LOCAL. Each Account may be subject to state or local taxes in jurisdictions in which such Account may be deemed to be doing business. In addition, in those states or localities which have income tax laws, the treatment of such Account and its shareholders under such laws may differ from their treatment under federal income tax laws, and investment in such Account may have different tax consequences for shareholders than would direct investment in such Account's portfolio securities. Shareholders should consult their own tax advisers concerning these matters.


                                  CUSTODIAN

     Portfolio securities of each Account are held pursuant to a Custodian Agreement between the Manager and State Street, 225 Franklin Street, Boston, Massachusetts 02110. Under the Custodian Agreement, State Street performs custody, portfolio and fund accounting services for the Accounts.


                           TRANSFER AGENT SERVICES

     NFDS, P.O. Box 419694, Kansas City, Missouri 64179-0948, is the transfer agent for each Account. NFDS is an indirect wholly owned subsidiary of State Street Bank and Trust Company. From May 1, 1994 to December 31, 1994, each Account paid NFDS an annual fee as a percentage of average net assets accrued daily as follows: Liquid Account (0.16%); Government Securities Account (0.08%); Income Account (0.08%); Total Return Account (0.12%); and Growth Account (0.13%); plus certain out-of-pocket expenses. For the period from January 1, 1994 to April 30, 1994, each Account paid to Citadel Service Company, Inc. (the Accounts' transfer agent prior to May 1, 1994) an annual fee as a percentage of average net assets accrued daily as follows: Liquid Account (0.10%); Government Securities Account (0.07%); Income Account (0.06%); Total Return Account (0.10%); and Growth Account (0.10%); plus certain out-of-pocket expenses.


                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     Arthur Andersen LLP, has been selected as the independent certified public accountants of the Company to provide audit services and assistance and consultation with respect to the preparation of filings with the SEC.


                              OTHER INFORMATION

     CML has granted the Company the right to use the name, "Connecticut Mutual," and has reserved the right to withdraw its consent to the use of such name by the Company at any time, or to grant the use of such name to any other company. CML was founded in 1846 and is one of the nation's largest mutual life insurance companies with nearly 150 years of experience and assets of $11.5 billion and $105 billion of life insurance in force. CML has over 1.2 million policyholders and offers a broad range of insurance, retirement and investment products in all 50 states, Puerto Rico and the District of Columbia through a network of general agents and more than 3,000 career agents and brokers.


                             FINANCIAL STATEMENTS

     Each of the CMIA Account's audited financial statements as of December 31, 1994, together with the notes thereto and the report of Arthur Andersen LLP are attached to this SAI. Each of the CMIA Account's unaudited semi-annual financial statements as of June 30, 1995, together with the notes thereto are also attached to this SAI. In addition, unaudited financial statements as of August 31, 1995, together with the notes thereto for each of the LifeSpan Accounts are attached to this SAI. Each of the attached unaudited financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

 SCHEDULE OF INVESTMENTS                                  CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31, 1994

LIQUID ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (94.2% OF NET ASSETS)
               American Express Credit Corp.
 $   900,000     5.80%, due 1/5/95                    $   900,000
   1,042,000     5.85%, due 1/6/95                      1,042,000
               Banc One Corp.
   2,240,000     5.97%, due 1/18/95                     2,233,685
   1,000,000     5.75%, due 2/13/95                       993,132
               Bell Atlantic Financial Services,
                Inc.
   2,000,000     5.57%, due 1/10/95                     1,997,215
   1,000,000     5.98%, due 1/25/95                       996,013
               Cargill, Inc.
   1,050,000     5.45%, due 1/26/95                     1,046,026
   1,100,000     5.50%, due 2/6/95                      1,093,950
               Cargill Financial Services Corp.
   1,000,000     5.05%, due 2/7/95                        994,810
               Central & South West Corp.
   1,000,000     5.80%, due 1/24/95                       996,294
     500,000     6.17%, due 2/7/95                        496,829
   1,200,000     6.10%, due 2/14/95                     1,191,053
               Cincinnati Bell, Inc.
   2,600,000     6.10%, due 1/3/95                      2,599,119
               Corporate Asset Funding Co., Inc.
   1,000,000     5.45%, due 1/26/95                       996,215
               Corporate Receivables Corp.
     580,000     5.47%, due 1/9/95                        579,295
               Dover Corp.
   1,000,000     5.90%, due 1/24/95                       996,231
   1,500,000     5.85%, due 1/31/95                     1,492,688
               Ford Motor Credit Co.
   1,700,000     5.81%, due 2/16/95                     1,700,000
     545,000     5.81%, due 2/21/95                       545,000
   1,200,000     5.83%, due 3/13/95                     1,200,000
               General Electric Capital Corp.
   1,250,000     5.06%, due 2/27/95                     1,250,000
     647,000     6.03%, due 3/2/95                        647,000
               General Mills, Inc.
   1,840,000     6.02%, due 1/4/95                      1,839,077
               Golden Peanut Co.
   1,200,000     5.62%, due 2/3/95                      1,193,818
   1,000,000     5.63%, due 2/7/95                        994,214
     800,000     6.22%, due 3/17/95                       789,633
               International Lease Finance Corp.
     500,000     5.00%, due 1/10/95                       499,375
   1,000,000     5.40%, due 1/12/95                       998,350
   1,950,000     5.87%, due 3/21/95                     1,924,881
               Interstate Power Co.
   2,000,000     5.92%, due 1/23/95                     1,992,764
               McGraw-Hill Inc.
   1,840,000     5.63%, due 2/2/95                      1,830,792
     900,000     5.80%, due 2/17/95                       893,185
               Merrill Lynch & Co., Inc.
     900,000     5.60%, due 2/7/95                        894,820
   1,000,000     5.77%, due 2/15/95                       992,788

 $ 1,000,000     5.90%, due 2/28/95                   $   990,494
               Michigan Consolidated Gas Co.
   1,500,000     5.45%, due 1/13/95                     1,497,275
   1,000,000     5.48%, due 1/13/95                       998,173
               Morgan (J.P.) & Co., Inc.
   1,000,000     6.20%, due 3/1/95                        989,839
               National Rural Utilities
                Cooperative Finance Corp.
   1,095,000     5.65%, due 1/3/95                      1,094,656
   2,075,000     5.95%, due 1/11/95                     2,071,571
               Norwest Corp.
   1,000,000     5.63%, due 1/17/95                       997,498
   1,230,000     5.78%, due 2/15/95                     1,221,113
               PHH Corp.
     755,000     6.00%, due 1/5/95                        754,497
   1,600,000     6.05%, due 1/25/95                     1,593,547
               Philip Morris Companies Inc.
   1,100,000     6.05%, due 1/19/95                     1,096,673
               U.S. Bancorp
   1,000,000     5.42%, due 1/12/95                       998,344
   1,000,000     5.37%, due 1/17/95                       997,613
   1,085,000     5.50%, due 1/27/95                     1,080,690
               U S West Communications, Inc.
   1,500,000     5.35%, due 1/11/95                     1,497,771
   1,500,000     5.55%, due 1/23/95                     1,494,913
                                                      -----------
               TOTAL COMMERCIAL PAPER
                (COST $60,204,919)                     60,204,919
                                                      -----------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (5.8% OF NET ASSETS)
               Federal Farm Credit Banks
   1,000,000     5.55%, due 2/6/95                        994,450
               Federal National Mortgage Assn.
     750,000     5.73%, due 2/28/95                       743,076
               Student Loan Marketing Assn.
   2,000,000     5.90%, due 5/14/96                     2,000,000
                                                      -----------
               TOTAL U. S. AGENCY SHORT-TERM
                OBLIGATIONS (COST $3,737,526)           3,737,526
                                                      -----------
               TOTAL INVESTMENTS
                (COST $63,942,445)                    $63,942,445
                                                      -----------
                                                      -----------

GOVERNMENT SECURITIES ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (97.9% OF NET ASSETS)

               Federal National Mortgage Assn.
 $ 1,388,913     7.00%, 2019                          $ 1,333,787
               Government National Mortgage Assn.
     107,126     11.50%, 1998                             116,030
      60,135     9.50%, 2001                               62,202
      53,621     7.25%, 2005                               52,507
     349,172     7.50%, 2006                              338,459

4  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
 $   211,624     8.00%, 2006                          $   210,221
     480,723     7.50%, 2007                              464,062
     558,997     8.00%, 2007                              546,593
     193,430     8.25%, 2008                              191,938
      91,430     9.00%, 2008                               93,258
     618,933     9.00%, 2009                              631,312
      10,208     13.50%, 2010                              11,816
     123,467     13.00%, 2011                             141,679
       4,378     13.50%, 2011                               5,068
      66,694     14.00%, 2011                              77,865
      60,289     15.00%, 2011                              71,443
       3,798     12.00%, 2012                               4,221
     109,397     13.50%, 2012                             125,857
     192,524     15.00%, 2012                             228,141
     111,335     11.50%, 2013                             122,330
      45,728     13.00%, 2013                              52,472
     218,165     13.50%, 2013                             252,526
      90,819     12.00%, 2014                             100,922
     300,618     12.50%, 2014                             337,068
     141,917     13.00%, 2014                             162,850
       1,421     13.50%, 2014                               1,645
     583,317     8.50%, 2016                              578,418
     457,298     6.75%, 2017                              454,298
     447,698     10.00%, 2019                             470,499
     105,652     12.50%, 2019                             118,463
   2,205,499     6.50%, 2023                            1,911,197
   8,673,606     7.00%, 2023                            7,784,561
   3,652,606     7.00%, 2024                            3,278,214
               U.S. Treasury Bonds
   2,250,000     11.75%, 2010                           2,832,547
  11,000,000     9.25%, 2016                           12,376,760
               U.S. Treasury Notes
   2,000,000     9.25%, 1996                            2,038,120
   6,000,000     9.375%, 1996                           6,133,140
   4,500,000     8.50%, 1997                            4,567,500
   3,500,000     8.875%, 1997                           3,592,435
   6,750,000     9.25%, 1998                            7,043,220
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $62,872,182)                     58,915,644
                                                      -----------
               REPURCHASE AGREEMENTS*
                (.3% OF NET ASSETS)
               State Street Bank & Trust Co.
     165,000     5.15%, due 1/3/95 (COST $165,000)        165,000
                                                      -----------
               TOTAL INVESTMENTS
                (COST $63,037,182)                    $59,080,644
                                                      -----------
                                                      -----------


INCOME ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (82.4% OF NET ASSETS)
               AEROSPACE (1.6%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                         $   495,312
                Coltec Industries Inc.
     250,000      9.75%, 2000                             246,250
                                                      -----------
                                                          741,562
                                                      -----------
               AIRLINES (1.1%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                             510,795
                                                      -----------
               AUTO & AUTO RELATED (2.9%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                             484,650
                Chrysler Corp.
     500,000      13.00%, 1997                            504,720
                Ford Motor Co.
     404,047      6.27%, 2000                             369,485
                                                      -----------
                                                        1,358,855
                                                      -----------
               BANKING (13.3%)
                Banco Ganadero S.A.
     400,000      9.75%, 1999                             388,000
                Bank of Boston Corp.
     400,000      10.30%, 2000                            406,272
                BankAmerica Corp.
     500,000      6.00%, 1997                             474,125
                Barnett Banks, Inc.
     515,000      8.50%, 1999                             512,101
                Chemical Banking Corp.
     500,000      6.625%, 1998                            476,535
                First Fidelity Bancorporation
     500,000      8.50%, 1998                             500,590
                First Union Corp.
     500,000      6.75%, 1998                             476,690
                First USA Bank of Delaware
     500,000      5.05%, 1995                             487,240
     250,000      5.35%, 1996                             234,484
                Home Savings of America
     500,000      10.50%, 1997                            513,550
                Mellon Financial Co.
     500,000      6.50%, 1997                             478,050
                Security Pacific Corp.
     500,000      7.75%, 1996                             497,290
                Shawmut National Corp.
     750,000      8.875%, 1996                            754,995
                                                      -----------
                                                        6,199,922
                                                      -----------
               BROKER/DEALER (1.3%)
                Merrill Lynch & Co., Inc.
     600,000      8.25%, 1996                             599,182
                                                      -----------

 *Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               BUILDING MATERIALS & CONSTRUCTION
                (.5%)
                Cemex
 $   250,000      8.875%, 1998                        $   239,854
                                                      -----------
               CHEMICALS (2.6%)
                Grace (W.R.) & Co.
     500,000      7.40%, 2000                             473,650
                Lyondell Petrochemical Co.
     750,000      8.25%, 1997                             742,102
                                                      -----------
                                                        1,215,752
                                                      -----------
               CONGLOMERATES (.8%)
                Tenneco, Inc.
     375,000      10.00%, 1998                            391,620
                                                      -----------
               DRUGS & COSMETICS (.8%)
                Roche Holdings Inc.
     500,000      2.75%, 2000                             384,687
                                                      -----------
               ELECTRIC UTILITIES (2.6%)
                Consumers Power Co.
     250,000      8.75%, 1998                             250,040
                Long Island Lighting Co.
     500,000      8.75%, 1996                             501,765
                Midwest Power Systems Inc.
     500,000      6.25%, 1998                             471,880
                                                      -----------
                                                        1,223,685
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.6%)
                Electrolux
     500,000      7.75%, 1997                             491,250
                Westinghouse Electric Corp.
     250,000      7.75%, 1996                             247,745
                                                      -----------
                                                          738,995
                                                      -----------
               FINANCIAL SERVICES (14.6%)
                Allied Lyons
     500,000      6.50%, 1997                             478,750
                American General Finance Corp.
     500,000      8.50%, 1998                             501,500
                Aristar, Inc.
     500,000      6.25%, 1996                             486,075
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                            470,745
                Banque Nationale de Paris
     205,000      9.875%, 1998                            213,700
                Chrysler Financial Corp.
     500,000      5.08%, 1997                             470,280
                Countrywide Funding Corp.
     500,000      6.57%, 1997                             479,960
                Discover Credit Corp.
     250,000      8.73%, 1996                             251,958
                Fleet Mortgage Group, Inc.
     500,000      6.125%, 1997                            474,285
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                             925,080
                Green Tree Financial Corp.
     250,000      7.70%, 2019                             243,125

                Household Financial Corporation
                 Ltd.
 $   250,000      6.00%, 1998                         $   232,075
                Household International
                 Netherlands B.V.
     250,000      6.00%, 1999                             229,015
                Nacional Financier
     400,000     10.625%, 2001                            362,500
                Norwest Financial, Inc.
     500,000      6.50%, 1997                             478,700
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                             487,435
                                                      -----------
                                                        6,785,183
                                                      -----------
               FOOD & BEVERAGES (3.3%)
                ConAgra, Inc.
     500,000      9.75%, 1997                             514,865
                Grand Metropolitan Investment
                 Corp.
     500,000      8.125%, 1996                            500,935
                Seagram Company Ltd.
     500,000      9.75%, 2000                             506,945
                                                      -----------
                                                        1,522,745
                                                      -----------
               INSURANCE (.8%)
                SunAmerica Inc.
     370,000      9.00%, 1999                             373,522
                                                      -----------
               LEASING (2.1%)
                Penske Truck Leasing Co.
     500,000      7.75%, 1999                             483,630
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                             482,365
                                                      -----------
                                                          965,995
                                                      -----------
               LODGING & RESTAURANTS (.4%)
                Host Marriott Hospitality Inc.
     206,000      9.125%, 2000                            203,168
                                                      -----------
               MACHINERY & EQUIPMENT (1.0%)
                Caterpillar Financial Services
                 Corp.
     500,000      6.85%, 1997                             481,610
                                                      -----------
               MORTGAGE-BACKED SECURITIES (5.6%)
                American Southwest Financial Corp.
   1,559,244      8.25%, 2016                           1,493,459
                GE Capital Mortgage Services, Inc.
     161,584      6.50%, 2024                             154,767
                Housing Securities, Inc.
     250,000      7.25%, 2012                             244,141
                Ryland Mortgage Securities Corp.
     444,482      8.339%, 2030                            423,369
                Salomon Brothers, Inc.
     296,291      0.00%, 2017                             199,810
     200,220     12.50%, 2017                              79,774
                                                      -----------
                                                        2,595,320
                                                      -----------
               OIL & GAS (10.6%)
                Arkla, Inc.
     505,000      9.875%, 1997                            510,050
                BP America Inc.
     500,000      8.875%, 1997                            507,430

6  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

                Bridas Corp.
 $   250,000      12.50%, 1999                        $   241,250
                Coastal Corp.
     500,000      11.125%, 1998                           507,500
     500,000      8.75%, 1999                             494,410
                El Paso Natural Gas Co.
     250,000      6.90%, 1997                             243,333
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                             230,000
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                             491,585
                Petroleos Mexicanos
     250,000      8.25%, 1998                             233,125
                Occidental Petroleum Corp.
     500,000      6.43%, 1997                             475,735
                Phillips Petroleum Co.
     500,000      7.53%, 1998                             490,652
                Transco Energy Co.
     350,000     11.25%, 1999                             372,312
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                             151,125
                                                      -----------
                                                        4,948,507
                                                      -----------
               PAPER & FOREST PRODUCTS (1.8%)
                Celulosa Arauco y Constitucion
                 S.A.
     350,000      7.25%, 1998                             332,063
                Georgia-Pacific Corp.
     500,000      9.85%, 1997                             513,880
                                                      -----------
                                                          845,943
                                                      -----------
               PRINTING & PUBLISHING (2.1%)
                Reed Publishing USA Inc.
     500,000      7.20%, 1997                             492,740
                Time Warner Inc.
     500,000      7.45%, 1998                             476,565
                                                      -----------
                                                          969,305
                                                      -----------
               RETAIL TRADE (2.1%)
                Kmart Corp.
     500,000      8.61%, 1997                             503,795
                Sears, Roebuck & Co.
     500,000      8.39%, 1999                             496,705
                                                      -----------
                                                        1,000,500
                                                      -----------
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
     500,000      8.625%, 1998                            502,650
                                                      -----------
               TELECOMMUNICATIONS (1.3%)
                Tele-Communications, Inc.
     615,000      5.28%, 1996                             587,811
                                                      -----------
               TELEPHONE UTILITIES (2.2%)
                GTE Corp.
     500,000      8.85%, 1998                             504,790
                MCI Communications Corp.
     500,000      7.625%, 1996                            496,235
                                                      -----------
                                                        1,001,025
                                                      -----------

               TOBACCO (2.1%)
                B.A.T Capital Corp.
 $   500,000      6.66%, 2000                         $   445,585
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                             505,040
                                                      -----------
                                                          950,625
                                                      -----------
               TRANSPORTATION (2.2%)
                Federal Express Corp.
     500,000      9.75%, 1996                             510,100
     250,000      6.25%, 1998                             233,953
                Southern Pacific Transportation
                 Co.
     250,000      10.50%, 1999                            253,750
                                                      -----------
                                                          997,803
                                                      -----------
               TOTAL CORPORATE BONDS
                (COST $40,705,389)                     38,336,621
                                                      -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (10.0% OF NET ASSETS)
               Federal Home Loan Mortgage Corp.
     202,261     5.50%, 1997                              194,487
     636,250     5.50%, 1998                              611,794
               Federal National Mortgage Assn.
     926,229     7.50%, 2008                              886,568
     913,336     7.00%, 2009                              855,394
     877,461     8.00%, 2009                              845,310
     250,000     6.00%, 2019                              223,592
               Government National Mortgage Assn.
      54,277     13.00%, 2014                              62,283
               U.S. Treasury Notes
     500,000     5.125%, 1998                             454,845
     500,000     9.00%, 1998                              516,795
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $4,848,807)                       4,651,068
                                                      -----------
               FOREIGN GOVERNMENT BONDS
                (2.5% OF NET ASSETS)
               Fomento Economico Mexicano
     250,000     9.50%, 1997                              247,188
               Province of Ontario
     500,000     8.25%, 1996                              502,270
               United Mexican States
     500,000     6.97%, 2000                              422,616
                                                      -----------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $1,274,203)                       1,172,074
                                                      -----------
               COMMERCIAL PAPER
                (3.2% OF NET ASSETS)
               Johnson Controls, Inc.
   1,500,000     5.80%, due 1/3/95 (COST $1,499,517)    1,499,517
                                                      -----------
               TOTAL INVESTMENTS
                (COST $48,327,916)                    $45,659,280
                                                      -----------
                                                      -----------

TOTAL RETURN ACCOUNT

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE

               COMMON STOCKS
                (41.6% OF NET ASSETS)
               AEROSPACE (3.2%)
      31,600    General Dynamics Corp.                $ 1,374,600
      20,200    General Motors Corp. Class H              704,475
      19,400    Lockheed Corp.                          1,408,925
      34,700    Loral Corp.                             1,314,262
       6,000    McDonnell Douglas Corp.                   852,000
                                                      -----------
                                                        5,654,262
                                                      -----------
               APPAREL & TEXTILES (.7%)
      30,700    Reebok International Ltd.               1,212,650
                                                      -----------
               AUTO & AUTO RELATED (.4%)
      16,000    Johnson Controls, Inc.                    784,000
                                                      -----------
               BANKING (2.2%)
      46,200    Bank of New York Co., Inc.              1,339,800
      37,200    Citicorp                                1,539,150
       7,200    Wells Fargo & Co.                       1,044,000
                                                      -----------
                                                        3,922,950
                                                      -----------
               CHEMICALS (1.6%)
      14,300    FMC Corp.                                 825,825
      21,100    Georgia Gulf Corp.                        820,262
      31,600    Grace (W.R.) & Co.                      1,220,550
                                                      -----------
                                                        2,866,637
                                                      -----------
               CONGLOMERATES (1.0%)
      23,100    AlliedSignal Inc.                         785,400
      19,300    Textron, Inc.                             972,237
                                                      -----------
                                                        1,757,637
                                                      -----------
               DRUGS & COSMETICS (.7%)
      18,600    American Home Products Corp.            1,167,150
                                                      -----------
               ELECTRIC UTILITIES (2.2%)
      42,400    American Electric Power Co., Inc.       1,393,900
      41,000    FPL Group, Inc.                         1,440,125
      50,100    Illinova Corp.                          1,089,675
                                                      -----------
                                                        3,923,700
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.6%)
      10,100    LSI Logic Corp.                           407,787
      15,350    Micron Technology Inc.                    677,319
                                                      -----------
                                                        1,085,106
                                                      -----------
               ENERGY SERVICES (.4%)
      19,200    Offshore Pipelines, Inc.                  434,400
       9,100    Tosco Corp.                               265,037
                                                      -----------
                                                          699,437
                                                      -----------
               FOOD & BEVERAGES (2.3%)
      82,923    Archer Daniels Midland Co.              1,710,277
      10,100    IBP, Inc.                                 305,525
      33,200    Ralcorp Holdings, Inc.                    738,700
      46,800    Seagram Company Ltd.                    1,380,600
                                                      -----------
                                                        4,135,102
                                                      -----------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (2.4%)
      51,900    Baxter International Inc.               1,466,175

      36,500    Charter Medical Corp.                 $   784,750
      31,500    Columbia Healthcare Corp.               1,149,750
      25,800    Foundation Health Corp.                   799,800
                                                      -----------
                                                        4,200,475
                                                      -----------
               INSURANCE (1.9%)
      30,700    American General Corp.                    867,275
      16,800    St. Paul Companies Inc.                   751,800
      39,700    TIG Holdings, Inc.                        744,375
      34,000    Travelers, Inc.                         1,105,000
                                                      -----------
                                                        3,468,450
                                                      -----------
               LEASING (.3%)
      28,200    Ryder System, Inc.                        620,400
                                                      -----------
               LEISURE RELATED (.9%)
      60,500    Mattel, Inc.                            1,520,062
                                                      -----------
               MACHINERY & EQUIPMENT (1.9%)
      26,100    Caterpillar Inc.                        1,438,763
      34,900    Mark IV Industries, Inc.                  689,275
      25,900    Parker-Hannifin Corp.                   1,178,450
                                                      -----------
                                                        3,306,488
                                                      -----------
               MISCELLANEOUS (1.3%)
      63,000    Dial Corp.                              1,338,750
      22,800    Premark International, Inc.             1,020,300
                                                      -----------
                                                        2,359,050
                                                      -----------
               OFFICE EQUIPMENT (.8%)
      15,200    Xerox Corp.                             1,504,800
                                                      -----------
               OIL & GAS (3.5%)
      20,100    Amoco Corp.                             1,188,413
      25,500    El Paso Natural Gas Co.                   777,750
      16,300    Mobil Corp.                             1,373,275
      71,600    Panhandle Eastern Corp.                 1,414,100
      11,400    Royal Dutch Petroleum Co.               1,225,500
      11,200    Ultramar Corp.                            285,600
                                                      -----------
                                                        6,264,638
                                                      -----------
               PAPER & FOREST PRODUCTS (1.8%)
       7,200    Georgia-Pacific Corp.                     514,800
      21,700    Scott Paper Co.                         1,500,013
      24,200    Willamette Industries, Inc.             1,149,500
                                                      -----------
                                                        3,164,313
                                                      -----------
               RETAIL TRADE (5.1%)
      52,900    American Stores Co.                     1,421,688
      10,200    Dayton Hudson Corp.                       721,650
      29,800    Dillard Department Stores, Inc.           797,150
      27,900    Eckerd Corp.                              833,513
      43,900    Kroger Co.                              1,059,088
      60,700    Safeway Inc.                            1,934,812
      30,600    Sears, Roebuck & Co.                    1,407,600
      50,900    Waban, Inc.                               903,475
                                                      -----------
                                                        9,078,976
                                                      -----------
               TECHNOLOGY (3.4%)
      44,100    Compaq Computer Corp.                   1,741,950
                Computer Associates International,
      32,000     Inc.                                   1,552,000
                International Business Machines
      20,800     Corp.                                  1,528,800

8  The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
      10,500    Stratus Computer, Inc.                $   399,000
      21,100    Sun Microsystems, Inc.                    749,050
                                                      -----------
                                                        5,970,800
                                                      -----------
               TELEPHONE UTILITIES (1.0%)
      44,100    Ameritech Corp.                         1,780,537
                                                      -----------
               TOBACCO (1.6%)
      44,300    American Brands, Inc.                   1,661,250
      21,700    Philip Morris Companies Inc.            1,247,750
                                                      -----------
                                                        2,909,000
                                                      -----------
               TRANSPORTATION (.4%)
      27,500    Yellow Corp.                              656,563
                                                      -----------
               TOTAL COMMON STOCKS
                (COST $70,310,068)                     74,013,183
                                                      -----------
  PRINCIPAL    CORPORATE BONDS
    AMOUNT      (24.5% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                             495,313
                Coltec Industries, Inc.
     250,000      9.75%, 2000                             246,250
                                                      -----------
                                                          741,563
                                                      -----------
               AUTO & AUTO RELATED (.6%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                             484,650
                Chrysler Corp.
     500,000      13.00%, 1997                            504,720
                                                      -----------
                                                          989,370
                                                      -----------
               BANKING (2.9%)
                Banco Nacional de Comercio
                 Exterior, S.N.C.
     400,000      7.25%, 2004                             284,000
                Bank of Boston Corp.
     500,000      10.30%, 2000                            507,840
                BankAmerica Corp.
     500,000      6.00%, 1997                             474,125
                Chemical Banking Corp.
     250,000      10.125%, 2000                           267,618
                First Fidelity Bancorporation
     500,000      8.50%, 1998                             500,590
                First USA Bank of Delaware
     500,000      5.05%, 1995                             487,240
     750,000      5.35%, 1996                             703,453
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                             265,247
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                             488,100
                Mellon Financial Co.
     400,000      6.50%, 1997                             382,440
                Shawmut National Corp.
     750,000      8.875%, 1996                            754,995
                                                      -----------
                                                        5,115,648
                                                      -----------

               BUILDING MATERIALS & CONSTRUCTION
                (.1%)
                Cemex
 $   200,000      8.875%, 1998                        $   191,883
                                                      -----------
               CHEMICALS (1.5%)
                Grace (W.R.) & Co.
     750,000      7.40%, 2000                             710,475
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                           1,088,417
                Morton International, Inc.
     500,000      9.25%, 2020                             536,250
                PPG Industries, Inc.
     250,000      9.00%, 2021                             258,485
                                                      -----------
                                                        2,593,627
                                                      -----------
               CONGLOMERATES (.5%)
                Tenneco Credit Corp.
     500,000      9.25%, 1996                             507,340
                Tenneco, Inc.
     375,000      10.00%, 1998                            391,620
                                                      -----------
                                                          898,960
                                                      -----------
               DRUGS & COSMETICS (.6%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                             269,700
                Roche Holdings Inc.
     950,000      2.75%, 2000                             730,906
                                                      -----------
                                                        1,000,606
                                                      -----------
               ELECTRIC UTILITIES (.6%)
                Hydro-Quebec
     500,000      9.375%, 2030                            516,040
                Long Island Lighting Co.
     500,000      8.75%, 1996                             501,765
                                                      -----------
                                                        1,017,805
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
                Electrolux
     500,000      7.75%, 1997                             491,250
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                             495,490
                                                      -----------
                                                          986,740
                                                      -----------
               FINANCIAL SERVICES (6.3%)
                American General Finance Corp.
     500,000      7.70%, 1997                             491,335
     500,000      8.50%, 1998                             501,500
                Aristar, Inc.
     500,000      6.25%, 1996                             486,075
     250,000      8.125%, 1997                            248,308
                Associates Corp. of North America
     500,000      6.75%, 1999                             466,380
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                            470,745
                Chrysler Financial Corp.
   1,500,000      5.08%, 1997                           1,410,840
                Countrywide Funding Corp.
     250,000      6.57%, 1997                             239,980

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

 $   500,000      6.085%, 1999                        $   455,300
                Discover Credit Corp.
     500,000      8.73%, 1996                             503,915
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                            948,570
     250,000      6.50%, 1999                             230,150
                Ford Motor Credit Co.
     500,000      8.00%, 1997                             496,930
     500,000      6.25%, 1998                             471,015
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                             925,080
     750,000      7.75%, 1997                             740,370
                Green Tree Financial Corp.
     500,000      8.00%, 2020                             492,030
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                             232,075
                Household International
                 Netherlands B.V.
     500,000      6.00%, 1999                             458,030
                ITT Financial Corp.
     250,000      8.75%, 2006                             250,250
                Norwest Financial, Inc.
     500,000      6.50%, 1997                             478,700
                Transamerica Finance Corp.
     250,000      6.80%, 1999                             235,415
                                                      -----------
                                                       11,232,993
                                                      -----------
               FOOD & BEVERAGES (.8%)
                Bass America Inc.
     250,000      6.75%, 1999                             233,360
                ConAgra, Inc.
     500,000      9.75%, 1997                             514,865
                Seagram Company Ltd.
     700,000      9.75%, 2000                             709,723
                                                      -----------
                                                        1,457,948
                                                      -----------
               INSURANCE (.4%)
                Skandia Group Insurance Co. Ltd.
     300,000      6.00%, 1998                             273,000
                SunAmerica Inc.
     450,000      9.00%, 1999                             454,284
                                                      -----------
                                                          727,284
                                                      -----------
               LEASING (.9%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                             725,445
                PHH Corp.
     350,000      6.50%, 2000                             321,804
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                             482,365
                                                      -----------
                                                        1,529,614
                                                      -----------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                            356,032
                                                     -----------
               MORTGAGE-BACKED SECURITIES (.7%)
                Fleet Mortgage Securities, Inc.
     327,524      8.25%, 2023                             326,807

                Housing Securities, Inc.
 $   400,000      7.25%, 2012                         $   390,625
                Sears Mortgage Securities Corp.
       9,956      7.645%, 2019                              9,906
                Transamerica Finance Corp.
     500,000      6.75%, 1997                             482,360
                                                      -----------
                                                        1,209,698
                                                      -----------
               OIL & GAS (3.2%)
                Arkla, Inc.
     750,000      9.875%, 1997                            757,500
                BP America, Inc.
     500,000      8.875%, 1997                            507,430
                Bridas Corp.
     270,000      12.50%, 1999                            260,550
                Coastal Corp.
     500,000      11.125%, 1998                           507,500
     500,000      8.125%, 2002                            472,850
                Norsk Hydro
     500,000      8.75%, 2001                             498,750
                Petroleos Mexicanos
     150,000      8.25%, 1998                             139,875
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                            448,135
                Phillips Petroleum Co.
   1,000,000      7.53%, 1998                             981,304
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                            553,525
                Transco Energy Co.
     500,000      11.25%, 1999                            531,875
                                                      -----------
                                                        5,659,294
                                                      -----------
               PAPER & FOREST PRODUCTS (.7%)
                Celulosa Arauco y Constitucion
                 S.A.
     500,000      7.25%, 1998                             474,375
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                             770,820
                                                      -----------
                                                        1,245,195
                                                      -----------
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
     400,000      6.625%, 2023                            312,344
                Time Warner Inc.
     700,000      7.45%, 1998                             667,191
                                                      -----------
                                                          979,535
                                                      -----------
               RETAIL TRADE (.2%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                             298,023
                                                      -----------
               SAVINGS & LOAN (.3%)
                Golden West Financial Corp.
     500,000      10.25%, 1997                            518,390
                                                      -----------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                             382,480
                                                      -----------
               TELEPHONE UTILITIES (.7%)
                GTE Corp.
     750,000      8.85%, 1998                             757,185

10 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
                MCI Communications Corp.
 $   500,000      7.125%, 2000                        $   476,065
                                                      -----------
                                                        1,233,250
                                                      -----------
               TOBACCO (.9%)
                B.A.T Capital Corp.
     700,000      6.875%, 2003                            622,846
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                             505,040
     500,000      9.25%, 2000                             508,320
                                                      -----------
                                                        1,636,206
                                                      -----------
               TRANSPORTATION (.8%)
                Federal Express Corp.
     750,000      9.75%, 1996                             765,150
     250,000      6.25%, 1998                             233,952
                Southern Pacific Transportation
                 Co.
     500,000      10.50%, 1999                            507,500
                                                      -----------
                                                        1,506,602
                                                      -----------
               TOTAL CORPORATE BONDS
                (COST $45,628,309)                     43,508,746
                                                      -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (24.6% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                             798,750
                Federal National Mortgage Assn.
   1,372,522      7.50%, 2008                           1,313,750
     800,000      6.00%, 2019                             715,496
     609,333      7.00%, 2022                             428,434
                Government National Mortgage Assn.
     646,322      8.00%, 2017                             626,648
     221,975      9.00%, 2018                             224,510
     296,675      9.00%, 2019                             299,532
     309,068      9.00%, 2021                             312,597
     691,095      7.50%, 2022                             641,205
     260,295      9.00%, 2022                             262,572
   2,604,561      6.50%, 2023                           2,257,009
   1,397,296      7.50%, 2023                           1,296,425
     287,340      8.50%, 2023                             282,312
   3,769,356      6.50%, 2024                           3,266,373
   6,681,507      7.00%, 2024                           5,996,653
                U.S. Treasury Bonds
   2,450,000      7.50%, 2016                           2,325,197
  10,750,000      8.75%, 2017                          11,571,408
                U.S. Treasury Notes
   2,500,000      3.875%, 1995                          2,481,250
   2,550,000      5.125%, 1998                          2,319,710
   5,000,000      6.375%, 2002                          4,578,100
   1,000,000      0.00%, 2003                             512,290
     800,000      5.75%, 2003                             695,248
   2,600,000      0.00%, 2012                             644,618
                                                      -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $45,394,157)                     43,850,087
                                                      -----------
               FOREIGN GOVERNMENT BONDS
                (1.5% OF NET ASSETS)
                Fomento Economico Mexicano
 $   750,000      9.50%, 1997                         $   741,563
                Republic of Columbia
     300,000      7.125%, 1998                            286,500
     400,000      8.75%, 1999                             381,500
                United Mexican States
     250,000      6.97%, 2000                             211,308
   1,350,000      8.50%, 2002                           1,086,750
                                                      -----------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $3,030,294)                       2,707,621
                                                      -----------
               COMMERCIAL PAPER
                (5.9% OF NET ASSETS)
                American Express Credit Corp.
   4,306,000      5.80%, due 1/4/95                     4,306,000
                Johnson Controls, Inc.
   6,180,000      5.80%, due 1/3/95                     6,178,009
                                                      -----------
               TOTAL COMMERCIAL PAPER
                (COST $10,484,009)                     10,484,009
                                                      -----------
               TOTAL INVESTMENTS
                (COST $174,846,837)                  $174,563,646
                                                      -----------
                                                      -----------

GROWTH ACCOUNT

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (88.8% OF NET ASSETS)
               AEROSPACE (7.4%)
      33,900    General Dynamics Corp.                $ 1,474,650
      24,400    General Motors Corp. Class H              850,950
      16,900    Lockheed Corp.                          1,227,362
      34,500    Loral Corp.                             1,306,688
       6,300    McDonnell Douglas Corp.                   894,600
                                                      -----------
                                                        5,754,250
                                                      -----------
               APPAREL & TEXTILES (1.6%)
      32,000    Reebok International Ltd.               1,264,000
                                                      -----------
               AUTO & AUTO RELATED (.8%)
      12,500    Johnson Controls, Inc.                    612,500
                                                      -----------
               BANKING (5.0%)
      48,900    Bank of New York Co., Inc.              1,418,100
      32,400    Citicorp                                1,340,550
       7,900    Wells Fargo & Co.                       1,145,500
                                                      -----------
                                                        3,904,150
                                                      -----------
               CHEMICALS (3.5%)
      14,600    FMC Corp.                                 843,150
      19,600    Georgia Gulf Corp.                        761,950
      28,700    Grace (W.R.) & Co.                      1,108,538
                                                      -----------
                                                        2,713,638
                                                      -----------
               CONGLOMERATES (2.1%)
      20,200    AlliedSignal Inc.                         686,800

  NUMBER OF                                           MARKET
   SHARES                   SECURITY                   VALUE
      19,300    Textron, Inc.                         $   972,237
                                                      -----------
                                                        1,659,037
                                                      -----------
               DRUGS & COSMETICS (1.5%)
      19,200    American Home Products Corp.            1,204,800
                                                      -----------
               ELECTRIC UTILITIES (4.8%)
      44,200    American Electric Power Co., Inc.       1,453,075
      35,600    FPL Group, Inc.                         1,250,450
      49,400    Illinova Corp.                          1,074,450
                                                      -----------
                                                        3,777,975
                                                      -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.4%)
       8,400    LSI Logic Corp.                           339,150
      16,350    Micron Technology Inc.                    721,444
                                                      -----------
                                                        1,060,594
                                                      -----------
               ENERGY SERVICES (.9%)
      17,000    Offshore Pipelines, Inc.                  384,625
      10,700    Tosco Corp.                               311,638
                                                      -----------
                                                          696,263
                                                      -----------
               FOOD & BEVERAGES (4.6%)
      63,315    Archer Daniels Midland Co.              1,305,872
      10,000    IBP, Inc.                                 302,500
      30,100    Ralcorp Holdings, Inc.                    669,725
      46,000    Seagram Company Ltd.                    1,357,000
                                                      -----------
                                                        3,635,097
                                                      -----------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (4.9%)
      48,400    Baxter International Inc.               1,367,300
      34,600    Charter Medical Corp.                     743,900
      28,500    Columbia Healthcare Corp.               1,040,250
      22,800    Foundation Health Corp.                   706,800
                                                      -----------
                                                        3,858,250
                                                      -----------
               INSURANCE (4.4%)
      32,000    American General Corp.                    904,000
      17,600    St. Paul Companies Inc.                   787,600
      36,400    TIG Holdings, Inc.                        682,500
      33,800    Travelers, Inc.                         1,098,500
                                                      -----------
                                                        3,472,600
                                                      -----------
               LEASING (.8%)
      28,700    Ryder System, Inc.                        631,400
                                                      -----------
               LEISURE RELATED (1.5%)
      47,475    Mattel, Inc.                            1,192,809
                                                      -----------
               MACHINERY & EQUIPMENT (4.1%)
      23,100    Caterpillar Inc.                        1,273,388
      37,100    Mark IV Industries, Inc.                  732,725
      27,200    Parker-Hannifin Corp.                   1,237,600
                                                      -----------
                                                        3,243,713
                                                      -----------
               MISCELLANEOUS (2.7%)
      47,600    Dial Corp.                              1,011,500

      23,700    Premark International, Inc.           $ 1,060,575
                                                      -----------
                                                        2,072,075
                                                      -----------
               OFFICE EQUIPMENT (1.8%)
      14,500    Xerox Corp.                             1,435,500
                                                      -----------
               OIL & GAS (7.4%)
      19,600    Amoco Corp.                             1,158,850
      21,500    El Paso Natural Gas Co.                   655,750
      16,700    Mobil Corp.                             1,406,975
      65,300    Panhandle Eastern Corp.                 1,289,675
      10,600    Royal Dutch Petroleum Co.               1,139,500
       5,700    Ultramar Corp.                            145,350
                                                      -----------
                                                        5,796,100
                                                      -----------
               PAPER & FOREST PRODUCTS (3.9%)
       7,400    Georgia-Pacific Corp.                     529,100
      22,300    Scott Paper Co.                         1,541,487
      21,400    Willamette Industries, Inc.             1,016,500
                                                      -----------
                                                        3,087,087
                                                      -----------
               RETAIL TRADE (9.9%)
      38,900    American Stores Co.                     1,045,437
      10,400    Dayton Hudson Corp.                       735,800
      25,700    Dillard Department Stores, Inc.           687,475
      29,400    Eckerd Corp.                              878,325
      34,200    Kroger Co.                                825,075
      39,600    Safeway Inc.                            1,262,250
      32,100    Sears, Roebuck & Co.                    1,476,600
      46,800    Waban, Inc.                               830,700
                                                      -----------
                                                        7,741,662
                                                      -----------
               TECHNOLOGY (7.6%)
      41,700    Compaq Computer Corp.                   1,647,150
                Computer Associates International,
      31,600     Inc.                                   1,532,600
                International Business Machines
      21,100     Corp.                                  1,550,850
      11,000    Stratus Computer, Inc.                    418,000
      22,200    Sun Microsystems, Inc.                    788,100
                                                      -----------
                                                        5,936,700
                                                      -----------
               TELEPHONE UTILITIES (1.7%)
      33,000    Ameritech Corp.                         1,332,375
                                                      -----------
               TOBACCO (3.7%)
      43,400    American Brands, Inc.                   1,627,500
      22,200    Philip Morris Companies Inc.            1,276,500
                                                      -----------
                                                        2,904,000
                                                      -----------
               TRANSPORTATION (.8%)
      25,800    Yellow Corp.                              615,975
                                                      -----------
               TOTAL COMMON STOCKS
                (COST $64,780,805)                     69,602,550
                                                      -----------

12 The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE

               COMMERCIAL PAPER
                (10.8% OF NET ASSETS)
                American Express Credit Corp.
 $ 1,417,000   5.83%, due 1/3/95                      $ 1,417,000
   1,370,000   5.80%, due 1/6/95                        1,370,000
                Cargill, Inc.
   1,100,000   5.55%, due 1/3/95                        1,099,661
                Ford Motor Credit Co.
   2,578,000   5.90%, due 1/4/95                        2,578,000

                GTE Florida, Inc.
 $ 2,000,000   5.90%, due 1/5/95                      $ 1,998,689
               TOTAL COMMERCIAL PAPER
                (COST $8,463,350)                       8,463,350
                                                      -----------
               TOTAL INVESTMENTS
                (COST $73,244,155)                    $78,065,900
                                                      -----------
                                                      -----------

NOTES TO SCHEDULE OF INVESTMENTS December 31, 1994



  A C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of December 31, 1994, based
   on cost for Federal income tax purposes, was                     GOVERNMENT
                      TOTAL
   as follows:                                        LIQUID        SECURITIES
      INCOME          RETURN
       GROWTH
    Aggregate gross unrealized appreciation         $       --      $  208,554
    $   63,871     $  5,869,711
   $ 6,243,951
    Aggregate gross unrealized depreciation                 --      (4,165,092)
   (2,732,507)      (6,152,902)
   (1,422,206)
                                                  --------------  --------------
--------------  --------------  --------------
    Net unrealized appreciation (depreciation)      $       --     $(3,956,538)
  $(2,668,636)    $
(283,191)    $ 4,821,745
                                                  --------------  --------------
--------------  --------------  --------------
                                                  --------------  --------------
--------------  --------------  --------------
2. The aggregate cost of investments for Federal
   income tax purposes was:                         $63,942,445    $63,037,182
   $48,327,916
$174,846,837     $73,244,155
                                                  --------------  --------------
--------------  --------------  --------------
                                                  --------------  --------------
--------------  --------------  --------------


 STATEMENT OF NET ASSETS                                  CONNECTICUT MUTUAL
INVESTMENT
ACCOUNTS, INC.
                                                          December 31, 1994



  A C C O U N T S
                                                                     GOVERNMENT
                      TOTAL
                                                       LIQUID        SECURITIES
      INCOME          RETURN
  GROWTH
  ASSETS
    Investments:
      Bonds, at market value
        (Cost $62,872,182, $46,828,399,
         $94,052,760)                              $         --    $ 58,915,644
  $ 44,159,763    $ 90,066,454    $
      --
      Common stocks, at market value
        (Cost $70,310,068, $64,780,805)                      --              --
            --      74,013,183
69,602,550
      Short-term securities                          63,942,445         165,000
     1,499,517      10,484,009
  8,463,350
                                                   --------------  --------------
--------------  --------------  --------------
                                                     63,942,445      59,080,644
    45,659,280     174,563,646
78,065,900
    Cash                                                  6,595             606
        24,824          23,940           6,409
    Investment income receivable                         65,908       1,187,262
       865,917       1,627,488
       138,820
    Receivable from securities sold                          --              --
            --       2,849,794
1,402,989
    Receivable from Fund shares sold                     30,609          14,864
        43,564         178,542
       60,677
                                                   --------------  --------------
--------------  --------------  --------------
    Total Assets                                     64,045,557      60,283,376
    46,593,585     179,243,410
79,674,795
                                                   --------------  --------------
--------------  --------------  --------------

  LIABILITIES
    Accrued expenses payable                             99,687         121,037
        46,621         272,160
   127,466
    Payable for securities purchased                         --              --
            --       1,067,243
1,157,491
                                                   --------------  --------------
--------------  --------------  --------------
    Total Liabilities                                    99,687         121,037
        46,621       1,339,403
1,284,957
                                                   --------------  --------------
--------------  --------------  --------------
  NET ASSETS                                       $ 63,945,870    $ 60,162,339
  $ 46,546,964    $177,904,007
  $ 78,389,838
                                                   --------------  --------------
--------------  --------------  --------------
                                                   --------------  --------------
--------------  --------------  --------------
  OUTSTANDING SHARES                                 63,945,870       6,163,266
     5,094,374
13,232,562       5,520,444
                                                   --------------  --------------
--------------  --------------  --------------
                                                   --------------  --------------
--------------  --------------  --------------
  NET ASSET VALUE PER SHARE                               $1.00           $9.76
         $9.14          $13.44
        $14.20
                                                   --------------  --------------
--------------  --------------  --------------
                                                   --------------  --------------
--------------  --------------  --------------



14 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS                                  CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the year ended
December 31, 1994



  A C C O U N T S
                                                                     GOVERNMENT
                      TOTAL
                                                       LIQUID        SECURITIES
      INCOME          RETURN
  GROWTH

INVESTMENT INCOME
    Income:
      Interest                                      $3,291,134       $5,611,282
    $3,789,066    $  6,944,799      $
312,020
      Dividends                                              --              --
            --       1,984,611       1,499,227
                                                   --------------  --------------
--------------  --------------  -------------
    Total Income                                     3,291,134        5,611,282
     3,789,066       8,929,410
1,811,247
                                                   --------------  --------------
--------------  --------------  -------------
    Expenses:
      Investment advisory fees                         385,774          460,523
       304,391       1,173,401
   447,812
      Transfer agent fees                              229,500          119,000
        74,500         462,500
187,000
      Registration fees                                 32,955           28,353
        27,023          53,194          29,159
      Custodian fees                                    29,900           27,700
        29,500          47,200          34,700
      Shareholder reports                               21,500           15,000
        10,200          53,400
23,500
      Professional services                              6,200            6,200
         6,200           6,200           6,200
      Directors' fees                                    4,284            4,284
         4,284           4,284           4,284
      Other                                              5,053            8,120
            --           1,306           1,294
      Expense reimbursement from investment
       adviser                                              --               --
      (151,707)             --              --
                                                   --------------  --------------
--------------  --------------  -------------
    Total Expenses                                     715,166          669,180
       304,391       1,801,485
733,949
                                                   --------------  --------------
--------------  --------------  -------------
NET INVESTMENT INCOME                                2,575,968        4,942,102
     3,484,675
7,127,925       1,077,298
                                                   --------------  --------------
--------------  --------------  -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
    Net realized gain (loss) on investments               (987)      (2,822,974)
     (660,384)      2,872,138
     3,074,097
    Net unrealized depreciation on investments              --       (5,366,869)
   (3,054,974)
(14,089,642)     (4,619,868)
                                                   --------------  --------------
--------------  --------------  -------------
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS           (987)      (8,189,843)

  (3,715,358)    (11,217,504)     (1,545,771)
                                                   --------------  --------------
--------------  --------------  -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS                                  $ 2,574,981     $ (3,247,741)
 $   (230,683)   $
(4,089,579)    $  (468,473)
                                                   --------------  --------------
--------------  --------------  -------------
                                                   --------------  --------------
--------------  --------------  -------------

 STATEMENT OF CHANGES IN NET ASSETS                       CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the years ended
December 31, 1994 and 1993

     A C C O U N T S
                                                                          LIQUID
                GOVERNMENT SECURITIES

                                                                   1994
   1993            1994            1993

  INCREASE (DECREASE) IN NET ASSETS

  FROM OPERATIONS:
    Net investment income                                      $2,575,968     $
1,624,974     $4,942,102
$4,494,963
    Net realized gain (loss) on investments                          (987)
         6     (2,822,974)
4,005,208
    Net unrealized appreciation (depreciation)                         --
        --     (5,366,869)
(1,899,883)
                                                              --------------
--------------  --------------  -------------
    Net increase (decrease) in net assets resulting from
     operations                                                 2,574,981
 1,624,980     (3,247,741)      6,600,288
                                                              --------------
--------------  --------------  -------------

  DIVIDENDS TO SHAREHOLDERS FROM:
    Net investment income                                      (2,574,981)
(1,624,974)    (4,939,034)
(4,489,918)
    Net realized gain from investment transactions                     --
        (6)       (56,279)
(4,289,205)
                                                              --------------
--------------  --------------  -------------
                                                               (2,574,981)
(1,624,980)    (4,995,313)     (8,779,123)
                                                              --------------
--------------  --------------  -------------

  FROM CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sale of shares                           177,469,640
195,569,442      7,468,147
13,740,760
    Net asset value of shares issued to shareholders from
     reinvestment of dividends                                   2,548,202
 1,594,210      4,527,905
7,959,413
    Cost of shares reacquired                                 (192,692,366)
(188,092,462)   (21,186,898)
(9,536,822)
                                                              --------------
--------------  --------------  -------------
    Increase (decrease) in net assets derived from capital
     share transactions                                        (12,674,524)
 9,071,190     (9,190,846)
12,163,351
                                                              --------------
--------------  --------------  -------------

  NET INCREASE (DECREASE) IN NET ASSETS                        (12,674,524)
 9,071,190
(17,433,900)      9,984,516

  NET ASSETS -- BEGINNING OF PERIOD                             76,620,394
67,549,204
77,596,239      67,611,723
                                                              --------------
--------------  --------------  -------------

  NET ASSETS -- END OF PERIOD                                  $63,945,870
$76,620,394
$60,162,339     $77,596,239
                                                              --------------
--------------  --------------  -------------
                                                              --------------
--------------  --------------  -------------

  Undistributed net investment income included in net assets
    at end of period                                                    --
         --        $31,978        $28,910

              --------------  -------------

              --------------  -------------

  Undistributed net realized gain (loss) on investments
    included in net assets at end of period                             --
         --    $(2,853,150)       $26,103

              --------------  -------------

              --------------  -------------


16 The accompanying notes are an integral part of these financial statements.

                                       A C C O U N T S
            INCOME                       TOTAL RETURN
GROWTH

     1994            1993            1994            1993            1994
     1993

$  3,484,675     $ 2,909,983    $  7,127,925    $  4,722,043     $ 1,077,298
$  1,065,223
    (660,384)        144,920       2,872,138       9,934,386       3,074,097
   6,017,450
  (3,054,974)        224,988     (14,089,642)      4,955,279      (4,619,868)
   3,036,923
--------------  --------------  --------------  --------------  --------------
--------------
    (230,683)      3,279,891      (4,089,579)     19,611,708        (468,473)
  10,119,596
--------------  --------------  --------------  --------------  --------------
--------------

  (3,473,505)     (2,919,683)     (7,098,435)     (4,729,047)     (1,076,035)
  (1,070,312)
          --              --      (3,186,699)    (10,403,444)     (3,254,775)
  (6,489,124)
--------------  --------------  --------------  --------------  --------------
--------------
  (3,473,505)     (2,919,683)    (10,285,134)    (15,132,491)     (4,330,810)
  (7,559,436)
--------------  --------------  --------------  --------------  --------------
--------------

  11,501,443      13,802,741      52,357,416      53,648,129      20,893,600
  32,723,682
   3,019,579       2,554,120      10,101,758      14,889,112       4,286,409
   7,458,025
 (12,906,272)     (6,756,110)    (41,385,584)    (11,512,779)     (6,485,813)
 (23,846,490)
--------------  --------------  --------------  --------------  --------------
--------------
   1,614,750       9,600,751      21,073,590      57,024,462      18,694,196
  16,335,217
--------------  --------------  --------------  --------------  --------------
--------------

  (2,089,438)      9,960,959       6,698,877      61,503,679      13,894,913
  18,895,377

  48,636,402      38,675,443     171,205,130     109,701,451      64,494,925
  45,599,548
--------------  --------------  --------------  --------------  --------------
--------------

$ 46,546,964    $ 48,636,402    $177,904,007    $171,205,130     $78,389,838
$ 64,494,925
--------------  --------------  --------------  --------------  --------------
--------------
--------------  --------------  --------------  --------------  --------------
--------------

     $17,359          $6,189         $44,571         $15,081          $1,393
        $130
--------------  --------------  --------------  --------------  --------------
--------------
--------------  --------------  --------------  --------------  --------------
--------------

 $(1,698,673)    $(1,038,289)       $532,694        $847,255        $528,131
    $708,809
--------------  --------------  --------------  --------------  --------------
--------------
--------------  --------------  --------------  --------------  --------------
--------------


 NOTES TO FINANCIAL STATEMENTS           CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                         INC.
                                         December 31, 1994

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund is comprised of five separate Accounts: Liquid, Government Securities, Income, Total Return and Growth. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

  The  following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National Market System are valued using the last sales price when available. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by a private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security. The Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent, the Board will consider what action, if any, should be initiated to provide fair valuation. For the year ended December 31, 1994, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its affiliates own 31,655,715 shares of the Fund as follows:

         LIQUID     GOVERNMENT SECURITIES      INCOME       TOTAL RETURN
GROWTH
       26,109,655        1,826,721            1,894,554         206
1,824,579


  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co., Inc. (the Investment Adviser), a wholly-owned subsidiary of Connecticut Mutual Life Insurance Company. The Investment Adviser, subject to review by the Board of Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment Adviser receives monthly compensation at the annual rate of 0.50% of the first $200 million of average daily net assets, 0.45% of the next $100 million of average daily net assets and 0.40% of the average daily net assets in excess of $300 million of the Account. As compensation for its services to the Government Securities, Income, Total Return and Growth Accounts, the Investment Adviser receives monthly compensation at the annual rate of 0.625% of the first $300 million of average daily net assets, 0.50% of the next $100 million of average daily net assets and 0.45% of the average daily net assets in excess of $400 million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $2,771,901 for all Accounts for the year ended December 31, 1994. For the year ended December 31, 1994, the Investment Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $2,502,163 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund. However, the Investment Adviser has agreed that in any year the aggregate expenses (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs) exceed 1% of the value of the average daily net assets of the Liquid Account or 1.5% of the value of the average daily net assets in each of the other four Accounts, it will reimburse the Accounts for such excess.

  3. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are paid monthly for the Government Securities and Income Accounts and semi-annually for the Total Return and Growth Accounts. Dividends from net investment income of the Liquid Account, which include any net short-term capital gains, are declared and accrued daily and paid monthly.

  4. CAPITAL STOCK
  The authorized capital stock of the Fund consists of 3,000,000,000 shares of common stock, par value $0.10 per share. The shares of stock are divided into five classes as indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

                                                                           FOR
THE YEAR ENDED DECEMBER 31, 1994
                                                                       GOVERNMENT
                         TOTAL
                                                        LIQUID         SECURITIES
       INCOME           RETURN
    GROWTH
  Shares authorized

   (in millions)                                             800             300
            300              300          300
                                                             ---             ---
            ---              ---          ---
                                                             ---             ---
            ---              ---          ---
  Shares sold                                        177,469,640         722,134
      1,209,211        3,669,999
1,391,034
  Shares issued to shareholders from reinvestment
    of dividends                                       2,548,202         445,989
        320,316          743,603
298,545
                                                   -------------   -------------
  -------------    -------------   ----------
    Total issued                                     180,017,842       1,168,123
      1,529,527        4,413,602
1,689,579
  Shares reacquired                                 (192,692,366)     (2,116,136)
    (1,367,697)      (2,955,224)
  (430,233)
                                                   -------------   -------------
  -------------    -------------   ----------
  Net increase (decrease)                            (12,674,524)       (948,013)
       161,830        1,458,378
  1,259,346
                                                   -------------   -------------
  -------------    -------------   ----------
                                                   -------------   -------------
  -------------    -------------   ----------


 5. FINANCIAL HIGHLIGHTS
  Selected data for a share of capital stock outstanding throughout the period:

                                          NET REALIZED   DISTRIBUTIONS
                     RATIO OF
 RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET      NET
ASSET    NET ASSET
   OPERATING       INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED      VALUE
AT     VALUE
AT     EXPENSES TO      INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING
END         AVERAGE         AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS    OF
PERIOD    OF PERIOD     NET ASSETS      NET ASSETS
------------------------------------------------------------------------------
----------------------------------------
----------
LIQUID ACCOUNT
 1985           $.0729       $(.0729)     $    --        $    --           $1.00
      $1.00         1.00%          7.30%
 1986            .0588        (.0588)          --             --            1.00
       1.00         1.00           5.88
 1987            .0581        (.0581)          --             --            1.00
       1.00         1.00           5.81
 1988            .0664        (.0664)          --             --            1.00
       1.00         1.04           6.64
 1989            .0822        (.0822)          --             --            1.00
       1.00         1.06           8.22
 1990            .0731        (.0731)          --             --            1.00
       1.00         1.06           7.31
 1991            .0522        (.0522)          --             --            1.00
       1.00         1.01           5.22
 1992            .0287        (.0287)          --             --            1.00
       1.00         1.02           2.87
 1993            .0227        (.0227)          --             --            1.00
       1.00          .95           2.27
 1994            .0334        (.0334)          --             --            1.00
       1.00          .93           3.34

GOVERNMENT SECURITIES ACCOUNT
 1985(a)         .24          (.21)           .70             --           10.00
      10.73         1.50(b)        8.00(b)
 1986            .92          (.92)           .28           (.11)          10.73
      10.90         1.27           8.92
 1987            .84          (.84)          (.52)          (.21)          10.90
      10.17         1.24           8.12
 1988            .84          (.85)          (.05)          (.05)          10.17
      10.06         1.16           8.27
 1989            .84          (.84)           .52             --           10.06
      10.58         1.19           8.14
 1990            .84          (.84)           .10             --           10.58
      10.68         1.16           8.07
 1991            .85          (.85)           .68             --           10.68
      11.36         1.07           7.83
 1992            .77          (.77)          (.12)          (.05)          11.36
      11.19         1.01           6.92
 1993            .70          (.70)           .36           (.64)          11.19
      10.91          .93           6.03
 1994            .69          (.69)         (1.14)          (.01)          10.91
       9.76          .91           6.71

INCOME ACCOUNT
 1985(a)         .24          (.23)           .54             --           10.00
      10.55         1.50(b)         8.20(b)
 1986            .83          (.83)           .57           (.08)          10.55
      11.04         1.29            7.69
 1987            .76          (.76)          (.56)          (.51)          11.04
       9.97         1.27            7.32
 1988            .84          (.85)          (.19)            --            9.97
       9.77         1.24            8.43
 1989            .88          (.88)           .02             --            9.77
       9.79         1.27            8.93
 1990            .94          (.94)          (.35)            --            9.79
       9.44         1.24            9.78
 1991            .81          (.81)           .47             --            9.44
       9.91         1.12            8.44
 1992            .79          (.79)          (.16)            --            9.91
       9.75          .63            8.09
 1993            .65          (.65)           .11             --            9.75
       9.86          .63            6.56
 1994            .68          (.68)          (.72)            --            9.86
       9.14          .63            7.16

TOTAL RETURN ACCOUNT
 1985(a)         .13          (.12)           .90             --           10.00
      10.91         1.50(b)         4.46(b)
 1986            .31          (.30)           .99           (.04)          10.91
      11.87         1.26            3.22
 1987            .38          (.38)           .13          (1.09)          11.87
      10.91         1.08            3.15
 1988            .53          (.53)           .60             --           10.91
      11.51         1.11            4.61
 1989            .76          (.76)          1.81           (.63)          11.51
      12.69         1.20            5.90
 1990            .66          (.66)          (.68)          (.07)          12.69
      11.94         1.24            5.31
 1991            .54          (.54)          2.79           (.71)          11.94
      14.02         1.20            4.02
 1992            .50          (.50)           .86          (1.07)          14.02
      13.81         1.11            3.61
 1993            .48          (.48)          1.70           (.97)          13.81
      14.54         1.02            3.40
 1994            .55          (.55)          (.86)          (.24)          14.54
      13.44          .96            3.80

GROWTH ACCOUNT
 1985(a)         .11          (.11)           .94             --           10.00
      10.94         1.50(b)         3.81(b)
 1986            .24          (.24)          1.11           (.08)          10.94
      11.97         1.31            2.21
 1987            .22          (.22)          (.12)         (2.05)          11.97
       9.80         1.17            1.71
 1988            .20          (.20)          1.20             --            9.80
      11.00         1.23            1.95
 1989            .51          (.51)          3.30          (1.25)          11.00
      13.05         1.18            3.90
 1990            .34          (.34)         (1.36)          (.07)          13.05
      11.62         1.19            2.73
 1991            .25          (.25)          4.00          (1.22)          11.62
      14.40         1.19            1.74
 1992            .26          (.26)          1.44          (1.64)          14.40
      14.20         1.12            1.74
 1993            .30          (.30)          2.64          (1.70)          14.20
      15.14         1.05            1.95
 1994            .22          (.22)          (.32)          (.62)          15.14
      14.20         1.02            1.50


                                    NET ASSETS
    YEARS                             AT END         ANNUAL
    ENDED             PORTFOLIO      OF PERIOD        TOTAL
 DECEMBER 31          TURNOVER     (IN THOUSANDS)    RETURN(C)
-----------------------------------------------------------
LIQUID ACCOUNT
 1985                  n/a        $ 65,098          7.50%
 1986                  n/a          74,111          6.03
 1987                  n/a          68,908          5.97
 1988                  n/a          73,921          6.82
 1989                  n/a          87,264          8.53
 1990                  n/a          84,387          7.53
 1991                  n/a          69,932          5.31
 1992                  n/a          67,549          2.89
 1993                  n/a          76,620          2.30
 1994                  n/a          63,946          3.40

GOVERNMENT SECURITIES ACCOUNT
 1985                468.56%        12,890          9.40
 1986                111.68         22,947         11.66
 1987                207.67         24,703          3.33
 1988                175.50         35,910          7.99
 1989                 68.14         41,561         14.10
 1990                 44.19         47,524          9.44
 1991                 27.50         55,332         15.03
 1992                131.79         67,612          6.07
 1993                224.02         77,596          9.56
 1994                156.90         60,162         (4.18)

INCOME ACCOUNT
 1985                242.68(b)      11,048          7.80
 1986                164.13         14,620         13.54
 1987                231.39         15,367          2.03
 1988                150.04         16,789          6.70
 1989                 52.95         18,705          9.56
 1990                 90.20         19,809          6.33
 1991                 50.44         22,839         14.22
 1992                109.47         38,675          6.60
 1993                145.94         48,636          7.97
 1994                 62.88         46,547         (0.42)

TOTAL RETURN ACCOUNT
 1985                 49.82(b)      12,083         10.34
 1986                143.32         35,382         11.88
 1987                197.79         44,770          3.92
 1988                223.62         54,253         10.40
 1989                149.22         65,071         22.61
 1990                115.45         66,382         (0.21)
 1991                122.40         86,455         28.21
 1992                177.85        109,701          9.90
 1993                155.16        171,205         15.89
 1994                115.01        177,904         (2.11)

GROWTH ACCOUNT
 1985                 57.58(b)      11,514         10.50
 1986                163.15         19,469         12.25
 1987                214.32         19,638         (0.29)
 1988                246.14         26,285         14.32
 1989                169.75         37,323         34.86
 1990                143.95         35,202         (7.98)
 1991                148.30         40,716         36.91
 1992                141.69         45,600         11.99
 1993                 99.67         64,495         20.91
 1994                 98.46         78,390         (0.65)

     (a) For the period from September 16, 1985 (Inception) to December 31, 1985
     (b) Annualized
     (c) Annual total returns do not include the effect of sales charges

20

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Board of Directors of Connecticut Mutual Investment Accounts, Inc.:

   We have audited the accompanying statement of net assets, including the schedule of investments, of Connecticut Mutual Investment Accounts, Inc. (a Maryland corporation comprised of the Liquid, Government Securities, Income, Total Return and Growth Accounts) as of December 31, 1994, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated in Note 5 of Notes to Financial Statements. These financial statements and financial highlights are the responsibility of the Accounts' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian bank. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Accounts comprising Connecticut Mutual Investment Accounts, Inc. as of December 31, 1994, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated in Note 5 of Notes to Financial Statements, in conformity with generally accepted accounting principles.

                                                          ARTHUR ANDERSEN LLP
   Hartford, Connecticut
   February 15, 1995

 PERFORMANCE -- TOTAL RETURN*

SALES CHARGE ADJUSTED PERFORMANCE As of 6/30/95* -- AFTER EXPENSES


AVERAGE ANNUALIZED

                            30 DAY

                        CURRENT YIELD
                   ACCOUNTS                          ONE YEAR         FIVE YEAR
    SINCE INCEPTION
  AS OF 6/30/95
   LIQUID**                                              4.63%             4.04%
           6.50%             5.09%
   GOVERNMENT SECURITIES                                 7.18%             7.73%
           8.98%
5.46%
   INCOME                                                3.74%             6.61%
           7.81%             6.21%
   TOTAL RETURN                                          9.75%            10.72%
          11.78%
   GROWTH                                               16.31%            12.89%
          14.06%

Sales Charge Adjusted Performance assumes the current initial sales charge reduces portfolio performance and was paid at the beginning of each period shown. The current maximum initial sales charges are 4.00% for the Government Securities and Income Accounts and 5.00% for the Total Return and Growth Accounts. The Liquid Account has no initial sales charge.

ACTUAL PORTFOLIO PERFORMANCE As of 6/30/95* -- AFTER EXPENSES


AVERAGE ANNUALIZED

                            7-DAY

                        CURRENT YIELD
                   ACCOUNTS                          ONE YEAR         FIVE YEAR
    SINCE INCEPTION
  AS OF 6/30/95
   LIQUID**                                              4.63%             4.04%
           6.50%             5.11%
   GOVERNMENT SECURITIES                                11.65%             8.62%
           9.43%
   INCOME                                                8.06%             7.48%
           8.26%
   TOTAL RETURN                                         15.53%            11.86%
          12.37%
   GROWTH                                               22.43%            14.06%
          14.66%

Actual Portfolio Performance assumes the initial sales charge is paid by a client in a prior period and is not reflected on this table.

All portfolios became effective September 16, 1985 except for the Liquid Account which was first offered to the public on March 31, 1982.

*Total Return figures include reinvestment  of all dividends and capital  gains.
 Performance data quoted represents past performance. The investment return and principal values of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

**There can be no assurance that the Liquid Account will be able to maintain a stable net asset value of $1.00 per share. An investment in the Liquid Account is neither insured nor guaranteed by the U.S. Government.

 SCHEDULE OF INVESTMENTS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

LIQUID ACCOUNT

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (96.7% OF NET ASSETS)
                American Broadcasting Companies,
                 Inc.
 $ 1,500,000      5.62%, due 10/4/95                $  1,477,754
                American Express Credit Corp.
   2,033,000      6.10%, due 7/10/95                   2,033,000
     784,000      5.75%, due 11/30/95                    784,000
     600,000      5.70%, due 12/15/95                    600,000
                American Home Products Corp.
   1,035,000      5.97%, due 8/4/95                    1,029,164
                Banc One Corp.
   1,000,000      5.92%, due 8/9/95                      993,587
                Bank of America
   1,000,000      5.87%, due 11/10/95                    978,477
   2,000,000      5.71%, due 12/4/95                   1,950,513
                Beneficial Corp.
   1,000,000      5.94%, due 8/18/95                     992,080
                Cargill, Inc.
   2,000,000      5.67%, due 10/12/95                  1,967,555
                Corporate Asset Funding Co., Inc.
   1,150,000      6.10%, due 8/24/95                   1,139,478
                Corporate Receivables Corp.
   1,500,000      5.80%, due 8/3/95                    1,492,025
   1,000,000      5.95%, due 8/23/95                     991,240
                Dayton Hudson Corp.
     500,000      5.97%, due 7/17/95                     498,673
   2,500,000      5.80%, due 8/1/95                    2,487,514
                Electronic Data Systems Corp.
   1,200,000      5.90%, due 9/18/95                   1,184,463
                Ford Motor Credit Co.
   2,000,000      6.07%, due 7/20/95                   2,000,000
   1,300,000      5.55%, due 1/12/96                   1,260,919
                General Electric Capital Corp.
   1,160,000      5.97%, due 8/2/95                    1,153,844
   1,000,000      6.17%, due 10/11/95                    982,518
                General Electric Co.
     925,000      5.87%, due 8/22/95                     917,157
                Golden Peanut Co.
     750,000      5.95%, due 8/7/95                      745,414
                International Lease Finance Corp.
   1,000,000      6.00%, due 7/20/95                     996,833
   1,000,000      5.72%, due 10/16/95                    982,999
                Interstate Power Co.
     370,000      5.97%, due 7/17/95                     369,018
     640,000      5.93%, due 7/25/95                     637,470
                McGraw-Hill Inc.
     700,000      6.10%, due 7/28/95                     696,798
   1,300,000      5.94%, due 8/2/95                    1,293,136

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Merrill Lynch & Co., Inc.
 $   750,000      5.93%, due 8/8/95                 $    745,305
     725,000      5.95%, due 8/14/95                     719,728
     860,000      5.95%, due 8/15/95                     853,604
     900,000      5.91%, due 8/28/95                     891,431
                Mitsubishi International Corp.
   2,800,000      5.90%, due 8/4/95                    2,784,398
                Monsanto Co.
   1,685,000      5.85%, due 8/29/95                   1,668,845
                Morgan (J.P.) & Company, Inc.
   1,700,000      5.84%, due 9/7/95                    1,681,247
                National Rural Utilities
                 Cooperative Finance Corp.
     425,000      5.93%, due 9/1/95                      420,660
   1,000,000      5.88%, due 9/6/95                      989,057
   1,100,000      5.95%, due 9/6/95                    1,087,819
     700,000      5.90%, due 9/29/95                     689,675
                Norwest Corp.
   1,300,000      6.01%, due 7/24/95                   1,295,008
   2,000,000      5.73%, due 9/25/95                   1,972,623
                NYNEX Corp.
   2,000,000      5.71%, due 9/5/95                    1,979,063
                Penney (J.C.) Funding Corp.
   1,000,000      5.94%, due 7/20/95                     996,865
   1,570,000      5.93%, due 7/21/95                   1,564,828
                PHH Corp.
   1,000,000      5.85%, due 7/12/95                     998,213
                Philip Morris Companies Inc.
   1,100,000      5.99%, due 7/31/95                   1,094,509
                Potomac Electric Power Co.
     595,000      5.97%, due 8/7/95                      591,349
                U.S. Bancorp
     900,000      6.04%, due 7/7/95                      899,094
                U S West Communications, Inc.
   1,480,000      6.07%, due 7/5/95                    1,479,002
                Wal-Mart Stores Inc.
     600,000      6.15%, due 7/3/95                      599,795
                Xerox Corp.
   1,200,000      5.90%, due 8/10/95                   1,192,133
   1,100,000      5.93%, due 8/22/95                   1,090,578
     850,000      5.94%, due 8/25/95                     842,286
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $61,762,744)                    61,762,744
                                                    ------------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (3.1% OF NET ASSETS)
                Student Loan Marketing Assn.
                  5.69%, due 5/14/96 (Cost
   2,000,000     $2,000,000)                           2,000,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $63,762,744)                  $ 63,762,744
                                                    ------------
                                                    ------------

1  The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES ACCOUNT                    INCOME ACCOUNT

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (98.5% OF NET ASSETS)
                Federal National Mortgage Assn.
 $ 1,174,238      7.00%, 2019                       $  1,177,537
                Government National Mortgage Assn.
      81,101     11.50%, 1998                             86,601
      45,095      9.50%, 2001                             47,251
      50,138      7.25%, 2005                             51,297
     324,599      7.50%, 2006                            328,527
     200,662      8.00%, 2006                            206,766
     524,312      8.00%, 2007                            541,022
     180,541      8.25%, 2008                            186,777
      84,503      9.00%, 2008                             89,548
     562,233      9.00%, 2009                            596,423
      10,111     13.50%, 2010                             11,425
      98,967     13.00%, 2011                            111,894
       3,439     13.50%, 2011                              3,886
      64,994     14.00%, 2011                             73,890
      43,407     15.00%, 2011                             50,135
       3,718     12.00%, 2012                              4,185
     108,607     13.50%, 2012                            121,962
     168,566     15.00%, 2012                            194,694
     107,161     11.50%, 2013                            120,053
      45,032     13.00%, 2013                             50,914
     203,024     13.50%, 2013                            229,417
      83,119     12.00%, 2014                             93,561
     284,277     12.50%, 2014                            322,475
     139,709     13.00%, 2014                            157,958
       1,414     13.50%, 2014                              1,598
     534,679      8.50%, 2016                            559,878
     445,915      6.50%, 2017                            453,023
     409,588     10.00%, 2019                            446,729
     101,689     12.50%, 2019                            114,175
   2,177,473      6.50%, 2023                          2,091,724
   1,860,980      7.00%, 2023                          1,831,316
     952,018      7.00%, 2024                            936,843
     500,000      8.00%, TBA                             511,875
                U.S. Treasury Bond
   9,650,000      9.25%, 2016                         12,373,133
                U.S. Treasury Notes
     800,000      9.25%, 1996                            814,248
   5,000,000      9.375%, 1996                         5,138,300
     500,000      8.50%, 1997                            522,185
   3,500,000      8.875%, 1997                         3,728,585
   6,750,000      9.25%, 1998                          7,381,733
   2,500,000      7.50%, 2001                          2,683,600
   2,250,000     11.75%, 2001                          2,856,442
   3,000,000      7.25%, 2004                          3,205,770
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $49,799,117)                    50,509,355
                                                    ------------
               REPURCHASE AGREEMENTS*
                (.6% OF NET ASSETS)
                State Street Bank & Trust Co.
                  5.50%, due 7/3/95 (Cost
     310,000     $310,000)                               310,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $50,109,117)                  $ 50,819,355
                                                    ------------
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (83.2% OF NET ASSETS)
               AEROSPACE (1.7%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                       $    513,750
                Coltec Industries Inc.
     250,000      9.75%, 2000                            258,750
                                                    ------------
                                                         772,500
                                                    ------------
               AIRLINES (1.2%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                            532,270
                                                    ------------
               AUTO & AUTO RELATED (1.9%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                            508,525
                Ford Motor Co.
     372,474      6.27%, 2000                            370,097
                                                    ------------
                                                         878,622
                                                    ------------
               BANKING (12.8%)
                Banco Ganadero SA
     400,000      9.75%, 1999                            399,500
                Bank of Boston Corp.
     400,000     10.30%, 2000                            402,312
                Barnett Banks, Inc.
     515,000      8.50%, 1999                            543,459
                Chemical Banking Corp.
     500,000      6.625%, 1998                           501,985
                Citicorp
     500,000      9.46%, 1996                            513,500
                First Fidelity Bancorporation
     500,000      8.50%, 1998                            524,650
                First Union Corp.
     500,000      6.75%, 1998                            503,420
                First USA Bank of Delaware
     500,000      5.05%, 1995                            497,375
                Home Savings of America
     500,000     10.50%, 1997                            513,910
                Mellon Financial Co.
     500,000      6.50%, 1997                            502,175
                Security Pacific Corp.
     500,000      7.75%, 1996                            510,345
                Shawmut National Corp.
     500,000      8.875%, 1996                           508,650
                                                    ------------
                                                       5,921,281
                                                    ------------
               BROKER/DEALER (1.3%)
                Merrill Lynch & Co., Inc.
     600,000      8.25%, 1996                            619,440
                                                    ------------
               CHEMICALS (2.2%)
                FMC Corp.
     250,000      8.75%, 1999                            266,190

*Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Lyondell Petrochemical Co.
 $   750,000      8.25%, 1997                       $    766,560
                                                    ------------
                                                       1,032,750
                                                    ------------
               COMPUTER BUSINESS EQUIPMENT &
                SERVICES (.8%)
                Unisys Corp.
     350,000      9.75%, 1996                            357,875
                                                    ------------
               CONGLOMERATES (.9%)
                Tenneco, Inc.
     375,000     10.00%, 1998                            409,357
                                                    ------------
               ELECTRIC UTILITIES (2.8%)
                Consumers Power Co.
     250,000      8.75%, 1998                            262,042
                Long Island Lighting Co.
     500,000      8.75%, 1996                            508,750
                Midwest Power Systems Inc.
     500,000      6.25%, 1998                            498,210
                                                    ------------
                                                       1,269,002
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (2.2%)
                Electrolux
     500,000      7.75%, 1997                            511,875
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                            503,065
                                                    ------------
                                                       1,014,940
                                                    ------------
               FINANCIAL SERVICES (15.8%)
                Allied Lyons
     500,000      6.50%, 1997                            501,563
                American General Finance Corp.
     500,000      8.50%, 1998                            529,015
                Aristar, Inc.
     500,000      6.25%, 1996                            499,990
                Associates Corp. of North America
     500,000      7.40%, 1999                            517,540
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                           495,300
                Banque Nationale de Paris
     205,000      9.875%, 1998                           222,683
                Beneficial Corp.
     500,000      9.125%, 1998                           532,105
                Chrysler Financial Corp.
     500,000      5.08%, 1997                            491,280
                Countrywide Funding Corp.
     500,000      6.57%, 1997                            502,010
                Discover Credit Corp.
     250,000      8.73%, 1996                            256,215
                Fleet Mortgage Group, Inc.
     500,000      6.125%, 1997                           497,035
                General Motors Acceptance Corp.
     500,000      5.65%, 1997                            491,320
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Green Tree Financial Corp.
 $   250,000      7.70%, 2019                       $    258,905
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                            246,907
                Household International
                 Netherlands B.V.
     250,000      6.00%, 1999                            245,913
                Norwest Financial, Inc.
     500,000      6.50%, 1997                            502,450
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                            512,275
                                                    ------------
                                                       7,302,506
                                                    ------------
               FOOD & BEVERAGES (4.5%)
                ConAgra, Inc.
     500,000      9.75%, 1997                            533,695
                Grand Metropolitan Investment
                 Corp.
     500,000      8.125%, 1996                           510,105
                Nabisco Brands Inc.
     500,000      8.00%, 2000                            523,780
                Seagram Company Ltd.
     500,000      9.75%, 2000                            512,335
                                                    ------------
                                                       2,079,915
                                                    ------------
               INSURANCE (.9%)
                SunAmerica Inc.
     370,000      9.00%, 1999                            395,223
                                                    ------------
               LEASING (2.2%)
                Penske Truck Leasing Co.
     500,000      7.75%, 1999                            513,675
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                            507,250
                                                    ------------
                                                       1,020,925
                                                    ------------
               LEISURE & ENTERTAINMENT (.5%)
                Blockbuster Entertainment Corp.
     250,000      6.625%, 1998                           248,398
                                                    ------------
               MACHINERY & EQUIPMENT (1.1%)
                Caterpillar Financial Services
                 Corp.
     500,000      6.85%, 1997                            505,230
                                                    ------------
               MANUFACTURING (.6%)
                First Brands Corp.
     265,000      9.125%, 1999                           274,164
                                                    ------------
               MORTGAGE-BACKED SECURITIES (5.8%)
                American Southwest Financial Corp.
   1,624,603      8.25%, 2016                          1,627,649
                GE Capital Mortgage Services, Inc.
     152,509      6.50%, 2024                            152,079
                Housing Securities, Inc.
     227,396      7.25%, 2012                            227,112

3  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Ryland Mortgage Securities Corp.
 $   426,648      8.339%, 2030                      $    423,182
                Salomon Brothers, Inc.
     263,007      0.00%, 2017                            187,637
     177,728     12.50%, 2017                             43,543
                                                    ------------
                                                       2,661,202
                                                    ------------
               OFFICE EQUIPMENT (.6%)
                Xerox Corp.
     270,000      9.20%, 1999                            277,104
                                                    ------------
               OIL & GAS (8.6%)
                Arkla, Inc.
     505,000      9.875%, 1997                           525,200
                BP America Inc.
     500,000      8.875%, 1997                           529,570
                Bridas Corp.
     250,000     12.50%, 1999                            225,625
                Coastal Corp.
     500,000      8.75%, 1999                            532,955
                El Paso Natural Gas Co.
     250,000      6.90%, 1997                            252,230
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                            248,125
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                            513,675
                Occidental Petroleum Corp.
     500,000      6.43%, 1997                            499,055
                Phillips Petroleum Co.
     474,163      7.53%, 1998                            483,461
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                            155,065
                                                    ------------
                                                       3,964,961
                                                    ------------
               PAPER & FOREST PRODUCTS (1.9%)
                Celulosa Arauco y Constitucion SA
     350,000      7.25%, 1998                            350,875
                Georgia-Pacific Corp.
     500,000      9.85%, 1997                            529,880
                                                    ------------
                                                         880,755
                                                    ------------
               PRINTING & PUBLISHING (2.2%)
                Reed Publishing USA Inc.
     500,000      7.20%, 1997                            508,375
                Time Warner Inc.
     500,000      7.45%, 1998                            504,035
                                                    ------------
                                                       1,012,410
                                                    ------------
               RETAIL TRADE (2.7%)
                Kmart Corp.
     500,000      8.61%, 1997                            516,370
                Sears, Roebuck & Co.
     200,000      9.44%, 1996                            204,900
     500,000      8.39%, 1999                            530,580
                                                    ------------
                                                       1,251,850
                                                    ------------
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
 $   500,000      8.625%, 1998                      $    528,925
                                                    ------------
               TELECOMMUNICATIONS (1.3%)
                Tele-Communications, Inc.
     615,000      5.28%, 1996                            607,522
                                                    ------------
               TELEPHONE UTILITIES (2.3%)
                GTE Corp.
     500,000      8.85%, 1998                            527,595
                MCI Communications Corp.
     500,000      7.625%, 1996                           508,645
                                                    ------------
                                                       1,036,240
                                                    ------------
               TOBACCO (2.2%)
                B.A.T Capital Corp.
     500,000      6.66%, 2000                            488,900
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                            516,130
                                                    ------------
                                                       1,005,030
                                                    ------------
               TRANSPORTATION (1.1%)
                Federal Express Corp.
     500,000      9.75%, 1996                            513,670
                                                    ------------
                TOTAL CORPORATE BONDS
                  (COST $39,041,898)                  38,374,067
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (10.7% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
     169,307      5.50%, 1997                            166,820
     505,197      5.50%, 1998                            497,777
                Federal National Mortgage Assn.
     872,111      7.50%, 2008                            886,553
     873,484      7.00%, 2009                            875,667
     816,947      8.00%, 2009                            840,173
     250,000      6.00%, 2019                            242,968
                Government National Mortgage Assn.
     397,717      7.00%, 2009                            399,578
      46,223     13.00%, 2014                             52,261
                U.S. Treasury Note
   1,000,000      5.25%, 1998                            981,090
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $4,889,313)                      4,942,887
                                                    ------------
               COMMERCIAL PAPER
                (4.3% OF NET ASSETS)
                Wal-Mart Stores Inc.
                  6.15%, due 7/3/95 (COST
                 $1,984,322)                           1,984,322
   1,985,000
                                                    ------------
               TOTAL INVESTMENTS
                (COST $45,915,533)                  $ 45,301,276
                                                    ------------
                                                    ------------

TOTAL RETURN ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (38.7% OF NET ASSETS)
               AEROSPACE (4.4%)
      22,600    General Dynamics Corp.              $  1,002,875
      28,100    General Motors Corp. Class H           1,109,950
      35,371    Lockheed Martin Corp.                  2,232,794
      37,600    Loral Corp.                            1,945,800
      19,000    McDonnell Douglas Corp.                1,458,250
      26,900    Rockwell International Corp.           1,230,675
                                                    ------------
                                                       8,980,344
                                                    ------------
               AIRLINES (1.8%)
      16,100    AMR Corp.                              1,201,462
      22,300    Delta Air Lines, Inc.                  1,644,625
      25,100    Northwest Airlines Corp.                 887,912
                                                    ------------
                                                       3,733,999
                                                    ------------
               BANKING (2.1%)
      18,600    Bank of New York Co., Inc.               750,975
      26,500    Chase Manhattan Corp.                  1,245,500
      21,300    Morgan (J.P.) & Company, Inc.          1,493,663
       4,600    Wells Fargo & Co.                        829,150
                                                    ------------
                                                       4,319,288
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.1%)
      11,500    USG Corp.                                273,125
                                                    ------------
               CHEMICALS (2.0%)
      13,000    FMC Corp.                                874,250
      28,800    Grace (W.R.) & Co.                     1,767,600
      15,700    Monsanto Co.                           1,414,963
                                                    ------------
                                                       4,056,813
                                                    ------------
               CONGLOMERATES (1.0%)
      21,000    AlliedSignal Inc.                        934,500
      17,600    Textron, Inc.                          1,023,000
                                                    ------------
                                                       1,957,500
                                                    ------------
               DRUGS & COSMETICS (.4%)
       9,500    American Home Products Corp.             735,062
                                                    ------------
               ELECTRIC UTILITIES (1.8%)
      37,300    FPL Group, Inc.                        1,440,712
      45,600    Illinova Corp.                         1,157,100
      41,000    Unicom Corp.                           1,091,625
                                                    ------------
                                                       3,689,437
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
      18,500    Micron Technology Inc.                 1,015,188
                                                    ------------
               FOOD & BEVERAGES (.9%)
      60,422    Archer Daniels Midland Co.             1,125,360
      30,200    Ralcorp Holdings, Inc.                   690,825
                                                    ------------
                                                       1,816,185
                                                    ------------

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (1.5%)
      49,100    Baxter International Inc.           $  1,786,013
      28,700    Columbia Healthcare Corp.              1,241,275
                                                    ------------
                                                       3,027,288
                                                    ------------
               INSURANCE (3.4%)
      26,500    Aetna Life & Casualty Co.              1,666,187
      35,100    American General Corp.                 1,184,625
      18,500    Lincoln National Corp.                   809,375
      15,300    St. Paul Companies Inc.                  753,525
      36,100    TIG Holdings, Inc.                       830,300
      39,200    Travelers Group                        1,715,000
                                                    ------------
                                                       6,959,012
                                                    ------------
               LEISURE RELATED (.8%)
      19,300    Grand Casinos, Inc.                      682,738
      37,675    Mattel, Inc.                             979,550
                                                    ------------
                                                       1,662,288
                                                    ------------
               MACHINERY & EQUIPMENT (1.3%)
      15,700    Caterpillar Inc.                       1,008,725
      33,390    Mark IV Industries, Inc.                 717,885
      25,650    Parker-Hannifin Corp.                    929,812
                                                    ------------
                                                       2,656,422
                                                    ------------
               MANUFACTURING (.8%)
      25,300    Black & Decker Corp.                     781,138
      18,000    Philips Electronics NV                   769,500
                                                    ------------
                                                       1,550,638
                                                    ------------
               METALS & MINING (1.1%)
      19,800    IMC Global Inc.                        1,071,675
                Potash Corporation of Saskatchewan
      19,800     Inc.                                  1,106,325
                                                    ------------
                                                       2,178,000
                                                    ------------
               MISCELLANEOUS (1.5%)
      57,300    Dial Corp.                             1,418,175
      30,500    Premark International, Inc.            1,582,188
                                                    ------------
                                                       3,000,363
                                                    ------------
               OFFICE EQUIPMENT (.6%)
      11,200    Xerox Corp.                            1,313,200
                                                    ------------
               OIL & GAS (3.4%)
      18,300    Amoco Corp.                            1,219,238
      26,400    Chevron Corp.                          1,230,900
      14,800    Mobil Corp.                            1,420,800
      71,200    Panhandle Eastern Corp.                1,735,500
      10,400    Royal Dutch Petroleum Co.              1,267,500
                                                    ------------
                                                       6,873,938
                                                    ------------
               PAPER & FOREST PRODUCTS (1.8%)
       9,500    Georgia-Pacific Corp.                    824,125
      31,200    Scott Paper Co.                        1,544,400

5  The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      22,000    Willamette Industries, Inc.         $  1,221,000
                                                    ------------
                                                       3,589,525
                                                    ------------
               RETAIL TRADE (2.5%)
      45,900    American Stores Co.                    1,290,937
      18,900    Eckerd Corp.                             604,800
      49,700    Kroger Co.                             1,335,688
      30,400    Sears, Roebuck & Co.                   1,820,200
                                                    ------------
                                                       5,051,625
                                                    ------------
               TECHNOLOGY (2.0%)
       9,800    Applied Materials Inc.                   848,925
      17,100    Compaq Computer Corp.                    775,912
                Computer Associates International,
      13,200     Inc.                                    894,300
                International Business Machines
      15,900     Corp.                                 1,526,400
                                                    ------------
                                                       4,045,537
                                                    ------------
               TELEPHONE UTILITIES (1.7%)
      31,400    Ameritech Corp.                        1,381,600
      31,000    GTE Corp.                              1,057,875
      27,200    NYNEX Corp.                            1,094,800
                                                    ------------
                                                       3,534,275
                                                    ------------
               TOBACCO (1.3%)
      28,800    American Brands, Inc.                  1,144,800
      18,700    Philip Morris Companies Inc.           1,390,812
                                                    ------------
                                                       2,535,612
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $64,331,079)                    78,554,664
                                                    ------------
  PRINCIPAL    CORPORATE BONDS
    AMOUNT      (20.8% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance Inc.
 $   500,000      8.00%, 1997                            513,750
                Coltec Industries, Inc.
     250,000      9.75%, 2000                            258,750
                                                    ------------
                                                         772,500
                                                    ------------
               AUTO & AUTO RELATED (.2%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                            508,525
                                                    ------------
               BANKING (2.5%)
                Bank of Boston Corp.
     500,000     10.30%, 2000                            502,890
                BankAmerica Corp.
     500,000      6.00%, 1997                            496,525
                Chemical Banking Corp.
     250,000     10.125%, 2000                           285,820
                First Fidelity Bancorporation
     500,000      8.50%, 1998                            524,650
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                First USA Bank of Delaware
 $   500,000      5.05%, 1995                       $    497,375
     750,000      5.35%, 1996                            713,550
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                            285,345
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                            506,970
                Mellon Financial Co.
     400,000      6.50%, 1997                            401,740
                Shawmut National Corp.
     750,000      8.875%, 1996                           762,975
                                                    ------------
                                                       4,977,840
                                                    ------------
               CHEMICALS (1.3%)
                FMC Corp.
     500,000      8.75%, 1999                            532,380
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                          1,124,288
                Morton International, Inc.
     500,000      9.25%, 2020                            613,510
                PPG Industries, Inc.
     250,000      9.00%, 2021                            296,102
                                                    ------------
                                                       2,566,280
                                                    ------------
               COMPUTER BUSINESS EQUIPMENT &
                SERVICES (.4%)
                Unisys Corp.
     750,000      9.75%, 1996                            766,875
                                                    ------------
               CONGLOMERATES (.5%)
                Tenneco Credit Corp.
     500,000      9.25%, 1996                            517,255
                Tenneco, Inc.
     375,000     10.00%, 1998                            409,358
                                                    ------------
                                                         926,613
                                                    ------------
               DRUGS & COSMETICS (.5%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                            304,637
                Roche Holdings Inc.
     950,000      2.75%, 2000                            808,688
                                                    ------------
                                                       1,113,325
                                                    ------------
               ELECTRIC UTILITIES (.7%)
                Hydro-Quebec
     500,000      9.375%, 2030                           595,605
                Long Island Lighting Co.
     500,000      8.75%, 1996                            508,750
                Public Service Co. of New
                 Hampshire
     250,000      8.875%, 1996                           254,353
                                                    ------------
                                                       1,358,708
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (.5%)
                Electrolux
 $   500,000      7.75%, 1997                       $    511,875
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                            503,065
                                                    ------------
                                                       1,014,940
                                                    ------------
               FINANCIAL SERVICES (5.3%)
                American General Finance Corp.
     500,000      7.70%, 1997                            514,585
     500,000      8.50%, 1998                            529,015
                Aristar, Inc.
     500,000      6.25%, 1996                            499,990
     250,000      8.125%, 1997                           259,777
                Associates Corp. of North America
     500,000      6.75%, 1999                            503,895
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                           495,300
                Countrywide Funding Corp.
     250,000      6.57%, 1997                            251,005
     500,000      6.085%, 1999                           491,290
                Discover Credit Corp.
     500,000      8.73%, 1996                            512,430
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                           994,070
     250,000      6.50%, 1999                            248,640
                Ford Motor Credit Co.
     500,000      8.00%, 1997                            518,145
     500,000      6.25%, 1998                            498,710
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                            982,640
     750,000      7.75%, 1997                            766,320
                Green Tree Financial Corp.
     500,000      8.00%, 2020                            521,560
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                            246,908
                Household International
                 Netherlands B.V.
     500,000      6.00%, 1999                            491,825
                ITT Financial Corp.
     250,000      8.75%, 2006                            268,993
                Norwest Financial, Inc.
     500,000      6.50%, 1997                            502,450
                Transamerica Finance Corp.
     500,000      6.75%, 1997                            503,965
     250,000      6.80%, 1999                            252,465
                                                    ------------
                                                      10,853,978
                                                    ------------
               FOOD & BEVERAGES (1.1%)
                Bass America Inc.
     250,000      6.75%, 1999                            252,217
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                ConAgra, Inc.
 $   500,000      9.75%, 1997                       $    533,695
                Nabisco Brands Inc.
     500,000      8.00%, 2000                            523,780
                Seagram Company Ltd.
     950,000      9.75%, 2000                            973,436
                                                    ------------
                                                       2,283,128
                                                    ------------
               INSURANCE (.2%)
                SunAmerica Inc.
     450,000      9.00%, 1999                            480,677
                                                    ------------
               LEASING (.8%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                            770,513
                PHH Corp.
     350,000      6.50%, 2000                            348,709
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                            507,250
                                                    ------------
                                                       1,626,472
                                                    ------------
               LEISURE & ENTERTAINMENT (.2%)
                Blockbuster Entertainment Corp.
     500,000      6.625%, 1998                           496,795
                                                    ------------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                           394,040
                                                    ------------
               MORTGAGE-BACKED SECURITIES (.3%)
                Fleet Mortgage Securities, Inc.
     153,076      8.25%, 2023                            153,075
                Housing Securities, Inc.
     363,833      7.25%, 2012                            363,379
                                                    ------------
                                                         516,454
                                                    ------------
               OIL & GAS (2.5%)
                Arkla, Inc.
     750,000      9.875%, 1997                           780,000
                BP America, Inc.
     500,000      8.875%, 1997                           529,570
                Bridas Corp.
     270,000     12.50%, 1999                            243,675
                Coastal Corp.
     500,000      8.125%, 2002                           526,220
                Norsk Hydro
     500,000      8.75%, 2001                            549,062
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                           499,920
                Phillips Petroleum Co.
     948,326      7.53%, 1998                            966,922
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                           628,375
                Transco Energy Co.
     250,000      9.625%, 2000                           280,565
                                                    ------------
                                                       5,004,309
                                                    ------------

7  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               PAPER & FOREST PRODUCTS (.6%)
                Celulosa Arauco y Constitucion SA
 $   500,000      7.25%, 1998                       $    501,250
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                            794,820
                                                    ------------
                                                       1,296,070
                                                    ------------
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
     400,000      6.625%, 2023                           360,388
                Time Warner Inc.
     700,000      7.45%, 1998                            705,649
                                                    ------------
                                                       1,066,037
                                                    ------------
               RETAIL TRADE (.2%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                            318,348
                                                    ------------
               SAVINGS & LOAN (.3%)
                Golden West Financial Corp.
     500,000     10.25%, 1997                            531,970
                                                    ------------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                            404,412
                                                    ------------
               TELEPHONE UTILITIES (.6%)
                GTE Corp.
     750,000      8.85%, 1998                            791,393
                MCI Communications Corp.
     500,000      7.125%, 2000                           512,780
                                                    ------------
                                                       1,304,173
                                                    ------------
               TOBACCO (.3%)
                Philip Morris Companies Inc.
     500,000      8.75%, 1996                            516,130
                                                    ------------
               TRANSPORTATION (.5%)
                Federal Express Corp.
     750,000      9.75%, 1996                            770,505
     250,000      6.25%, 1998                            248,115
                                                    ------------
                                                       1,018,620
                                                    ------------
               TOTAL CORPORATE BONDS
                (COST $41,824,531)                    42,117,219
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (14.3% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                            927,180
                Federal National Mortgage Assn.
   1,288,885      7.50%, 2008                          1,310,229
     800,000      6.00%, 2019                            777,496
     630,973      7.00%, 2022                            547,369
                Government National Mortgage Assn.
     680,968      7.00%, 2009                            684,155
     979,208      7.50%, 2009                            997,871
     606,893      8.00%, 2017                            625,203
  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
 $   209,596      9.00%, 2018                       $    221,496
     294,868      9.00%, 2019                            310,726
     306,072      9.00%, 2021                            323,451
     258,677      9.00%, 2022                            272,588
   2,566,997      6.50%, 2023                          2,465,909
     285,601      8.50%, 2023                            296,488
   3,705,272      6.50%, 2024                          3,559,358
   4,599,878      7.00%, 2024                          4,526,556
                U.S. Treasury Bonds
     650,000      7.50%, 2016                            707,688
   8,250,000      8.75%, 2017                         10,144,943
                U.S. Treasury Note
     300,000      5.75%, 2003                            290,859
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $27,188,364)                    28,989,565
                                                    ------------
               FOREIGN GOVERNMENT BONDS
                (.7% OF NET ASSETS)
                Fomento Economico Mexicano
     450,000      9.50%, 1997                            429,750
                Republic of Columbia
     300,000      7.125%, 1998                           294,750
     400,000      8.75%, 1999                            414,000
                United Mexican States
     250,000      6.97%, 2000                            180,000
                                                    ------------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $1,387,071)                      1,318,500
                                                    ------------
               COMMERCIAL PAPER
                (25.2% OF NET ASSETS)
                Armstrong World Industries Inc.
   4,100,000      5.97%, due 7/18/95                   4,088,441
                Beneficial Corp.
   1,700,000      5.95%, due 7/17/95                   1,695,505
                Cargill, Inc.
   3,630,000      5.92%, due 7/7/95                    3,626,418
                Corporate Receivables Corp.
   2,000,000      6.00%, due 7/19/95                   1,994,000
                Dayton Hudson Corp.
   2,000,000      6.00%, due 7/21/95                   1,993,333
                Ford Motor Credit Co.
   5,065,000      5.97%, due 7/12/95                   5,065,000
   1,914,000      5.96%, due 7/17/95                   1,914,000
                GTE Florida, Inc.
   4,000,000      6.00%, due 7/20/95                   3,987,333
                Hewlett Packard Finance Co.
   3,000,000      5.95%, due 7/11/95                   2,995,042
                Merrill Lynch & Co., Inc.
   2,880,000      5.98%, due 7/6/95                    2,877,608
   4,025,000      5.97%, due 7/13/95                   4,016,990
                PACCAR Financial Corp.
   2,380,000      5.95%, due 7/5/95                    2,378,427
   3,000,000      5.97%, due 7/14/95                   2,993,533

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                PHH Corp.
 $ 1,605,000      5.97%, due 7/6/95                 $  1,603,669
                Public Service Electric and Gas
                 Co.
   3,050,000      5.97%, due 7/10/95                   3,045,448
                U.S. Central Credit Union
   2,885,000      5.98%, due 7/5/95                    2,883,083
                Xerox Corp.
   3,895,000      5.96%, due 7/13/95                   3,887,262
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $51,045,092)                    51,045,092
                                                    ------------
               TOTAL INVESTMENTS
                (COST $185,776,137)                 $202,025,040
                                                    ------------
                                                    ------------

GROWTH ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (90.8% OF NET ASSETS)
               AEROSPACE (10.8%)
      25,400    General Dynamics Corp.              $  1,127,125
      36,000    General Motors Corp. Class H           1,422,000
      35,371    Lockheed Martin Corp.                  2,232,794
      41,700    Loral Corp.                            2,157,975
      24,500    McDonnell Douglas Corp.                1,880,375
      38,400    Rockwell International Corp.           1,756,800
                                                    ------------
                                                      10,577,069
                                                    ------------
               AIRLINES (4.3%)
      20,400    AMR Corp.                              1,522,350
      22,500    Delta Air Lines, Inc.                  1,659,375
      30,000    Northwest Airlines Corp.               1,061,250
                                                    ------------
                                                       4,242,975
                                                    ------------
               BANKING (5.0%)
      18,600    Bank of New York Co., Inc.               750,975
      23,800    Chase Manhattan Corp.                  1,118,600
      27,100    Morgan (J.P.) & Company, Inc.          1,900,388
       6,300    Wells Fargo & Co.                      1,135,575
                                                    ------------
                                                       4,905,538
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.4%)
      14,800    USG Corp.                                351,500
                                                    ------------
               CHEMICALS (4.5%)
      14,600    FMC Corp.                                981,850
      28,700    Grace (W.R.) & Co.                     1,761,462
      18,800    Monsanto Co.                           1,694,350
                                                    ------------
                                                       4,437,662
                                                    ------------
               CONGLOMERATES (2.6%)
      24,700    AlliedSignal Inc.                      1,099,150

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      24,000    Textron, Inc.                       $  1,395,000
                                                    ------------
                                                       2,494,150
                                                    ------------
               DRUGS & COSMETICS (.8%)
       9,900    American Home Products Corp.             766,013
                                                    ------------
               ELECTRIC UTILITIES (4.1%)
      35,600    FPL Group, Inc.                        1,375,050
      49,400    Illinova Corp.                         1,253,525
      52,300    Unicom Corp.                           1,392,487
                                                    ------------
                                                       4,021,062
                                                    ------------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.2%)
      21,000    Micron Technology Inc.                 1,152,375
                                                    ------------
               FOOD & BEVERAGES (2.1%)
      71,115    Archer Daniels Midland Co.             1,324,517
      30,100    Ralcorp Holdings, Inc.                   688,538
                                                    ------------
                                                       2,013,055
                                                    ------------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (3.3%)
      50,700    Baxter International Inc.              1,844,212
      32,700    Columbia Healthcare Corp.              1,414,275
                                                    ------------
                                                       3,258,487
                                                    ------------
               INSURANCE (8.1%)
      24,000    Aetna Life & Casualty Co.              1,509,000
      51,300    American General Corp.                 1,731,375
      22,200    Lincoln National Corp.                   971,250
      22,700    St. Paul Companies Inc.                1,117,975
      36,400    TIG Holdings, Inc.                       837,200
      39,500    Travelers Group                        1,728,125
                                                    ------------
                                                       7,894,925
                                                    ------------
               LEISURE RELATED (1.8%)
      23,300    Grand Casinos, Inc.                      824,238
      35,968    Mattel, Inc.                             935,168
                                                    ------------
                                                       1,759,406
                                                    ------------
               MACHINERY & EQUIPMENT (3.2%)
      17,400    Caterpillar Inc.                       1,117,950
      38,955    Mark IV Industries, Inc.                 837,533
      31,100    Parker-Hannifin Corp.                  1,127,375
                                                    ------------
                                                       3,082,858
                                                    ------------
               MANUFACTURING (2.0%)
      30,000    Black & Decker Corp.                     926,250
      23,300    Philips Electronics NV                   996,075
                                                    ------------
                                                       1,922,325
                                                    ------------
               METALS & MINING (2.7%)
      24,400    IMC Global Inc.                        1,320,650
                Potash Corporation of Saskatchewan
      24,100     Inc.                                  1,346,588
                                                    ------------
                                                       2,667,238
                                                    ------------

9  The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               MISCELLANEOUS (3.1%)
      64,900    Dial Corp.                          $  1,606,275
      27,600    Premark International, Inc.            1,431,750
                                                    ------------
                                                       3,038,025
                                                    ------------
               OFFICE EQUIPMENT (1.5%)
      12,700    Xerox Corp.                            1,489,075
                                                    ------------
               OIL & GAS (7.9%)
      22,400    Amoco Corp.                            1,492,400
      32,200    Chevron Corp.                          1,501,325
      16,700    Mobil Corp.                            1,603,200
      73,100    Panhandle Eastern Corp.                1,781,812
      10,600    Royal Dutch Petroleum Co.              1,291,875
                                                    ------------
                                                       7,670,612
                                                    ------------
               PAPER & FOREST PRODUCTS (3.8%)
      10,800    Georgia-Pacific Corp.                    936,900
      28,200    Scott Paper Co.                        1,395,900
      24,600    Willamette Industries, Inc.            1,365,300
                                                    ------------
                                                       3,698,100
                                                    ------------
               RETAIL TRADE (6.1%)
      55,700    American Stores Co.                    1,566,562
      21,600    Eckerd Corp.                             691,200
      52,300    Kroger Co.                             1,405,563
      38,000    Sears, Roebuck & Co.                   2,275,250
                                                    ------------
                                                       5,938,575
                                                    ------------
               TECHNOLOGY (4.8%)
      11,700    Applied Materials Inc.                 1,013,512
      22,100    Compaq Computer Corp.                  1,002,787
                Computer Associates International,
      12,100     Inc.                                    819,775
  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
                International Business Machines
      19,700     Corp.                              $  1,891,200
                                                    ------------
                                                       4,727,274
                                                    ------------
               TELEPHONE UTILITIES (4.1%)
      33,000    Ameritech Corp.                        1,452,000
      36,900    GTE Corp.                              1,259,213
      32,700    NYNEX Corp.                            1,316,175
                                                    ------------
                                                       4,027,388
                                                    ------------
               TOBACCO (2.6%)
      28,500    American Brands, Inc.                  1,132,875
      18,800    Philip Morris Companies Inc.           1,398,250
                                                    ------------
                                                       2,531,125
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $71,945,181)                    88,666,812
                                                    ------------
  PRINCIPAL    COMMERCIAL PAPER
   AMOUNT       (9.6% OF NET ASSETS)
                Armstrong World Industries Inc.
 $ 2,420,000      6.03%, due 7/11/95                   2,415,946
                CSW Credit, Inc.
   2,200,000      6.00%, due 7/6/95                    2,198,167
                International Lease Finance Corp.
   1,220,000      6.00%, due 7/5/95                    1,219,187
                Merrill Lynch & Co., Inc.
   2,000,000      6.00%, due 7/7/95                    1,998,000
                U S West Communications, Inc.
   1,540,000      5.97%, due 7/10/95                   1,537,701
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $9,369,001)                      9,369,001
                                                    ------------
               TOTAL INVESTMENTS
                (COST $81,314,182)                  $ 98,035,813
                                                    ------------
                                                    ------------

NOTES TO SCHEDULE OF INVESTMENTS June 30, 1995 (Unaudited)


 A C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of June 30, 1995, based on
   cost for Federal income tax purposes, was as                    GOVERNMENT
                    TOTAL
   follows:                                           LIQUID       SECURITIES
    INCOME          RETURN
   GROWTH
    Aggregate gross unrealized appreciation         $        --    $ 1,077,858
  $   316,314    $ 16,947,234
  $16,779,774
    Aggregate gross unrealized depreciation                  --       (367,620)
    (930,571)       (698,331)
     (58,143)
                                                    ------------   ------------
 ------------   -------------   ------------
    Net unrealized appreciation (depreciation)      $        --    $   710,238
  $  (614,257)   $ 16,248,903
  $16,721,631
                                                    ------------   ------------
 ------------   -------------   ------------
                                                    ------------   ------------
 ------------   -------------   ------------
2. The aggregate cost of investments for Federal
   income tax purposes was:                         $63,762,744    $50,109,117
  $45,915,533
$185,776,137    $81,314,182
                                                    ------------   ------------
 ------------   -------------   ------------
                                                    ------------   ------------
 ------------   -------------   ------------
3. Purchases and sales of securities (excluding
   short-term securities) for the six months ended
   June 30, 1995 are summarized as follows:
    Purchases                                       $        --    $15,982,930
  $ 8,377,048    $ 42,898,643
$35,140,419
    Sales                                           $        --    $27,933,247
  $10,605,131    $ 74,114,376
$29,874,172

 STATEMENT OF NET ASSETS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

                                                                            A C
C O U N T S
                                                               GOVERNMENT
                TOTAL
                                                  LIQUID       SECURITIES
INCOME         RETURN
GROWTH
  ASSETS
    Investments:
      Bonds, at market value
        (Cost $49,799,117, $43,931,211,
         $70,399,966)                          $        --    $50,509,355
$43,316,954    $ 72,425,284    $        --
      Common stocks, at market value
        (Cost $64,331,079, $71,945,181)                 --             --
      --      78,554,664     88,666,812
      Short-term securities                     63,762,744        310,000
1,984,322      51,045,092
9,369,001
                                               ------------   ------------
------------   -------------   ------------
                                                63,762,744     50,819,355
45,301,276     202,025,040     98,035,813
    Cash                                             2,853          1,393
   9,863           8,746          5,339
    Investment income receivable                    80,093      1,033,935
 794,292       1,224,367
214,040
    Receivable from securities sold                     --             --
      --         588,984        636,602
    Receivable from Fund shares sold               117,807         28,911
  48,828          59,956
50,401
                                               ------------   ------------
------------   -------------   ------------
    Total Assets                                63,963,497     51,883,594
46,154,259     203,907,093
98,942,195
                                               ------------   ------------
------------   -------------   ------------

  LIABILITIES
    Accrued expenses payable                        91,408        113,406
  45,371         334,009
167,379
    Payable for securities purchased                    --        511,720
      --         855,457      1,083,336
    Dividends payable                                8,306             --
      --              --             --
    Total Liabilities                               99,714        625,126
  45,371       1,189,466      1,250,715
                                               ------------   ------------
------------   -------------   ------------
  NET ASSETS                                   $63,863,783    $51,258,468
$46,108,888    $202,717,627
 $97,691,480
                                               ------------   ------------
------------   -------------   ------------
                                               ------------   ------------
------------   -------------   ------------
  OUTSTANDING SHARES                            63,863,783      4,907,718
4,882,627      13,611,392
    5,874,382
                                               ------------   ------------
------------   -------------   ------------
                                               ------------   ------------
------------   -------------   ------------
  NET ASSET VALUE PER SHARE                          $1.00         $10.44
   $9.44          $14.89
      $16.63
                                                     -----         ------
   -----          ------         ------
                                                     -----         ------
   -----          ------         ------
  NET ASSETS CONSIST OF:
    Capital (par value and paid-in surplus)    $63,863,783    $53,921,691
$48,871,786
$183,199,804    $78,476,370
    Undistributed net investment income                 --         72,169
  36,057         128,739
67,221
    Accumulated undistributed net realized
     gain (loss)                                        --     (3,445,630)
(2,184,698)      3,140,181      2,426,258
    Net unrealized appreciation
     (depreciation)                                     --        710,238
(614,257)     16,248,903     16,721,631
                                               ------------   ------------
------------   -------------   ------------
  NET ASSETS                                   $63,863,783    $51,258,468
$46,108,888    $202,717,627
 $97,691,480
                                               ------------   ------------
------------   -------------   ------------
                                               ------------   ------------
------------   -------------   ------------

11 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF OPERATIONS              CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      For the six months ended June 30, 1995
                                      (Unaudited)

                                                                          A C C
O U N T S
                                                             GOVERNMENT
            TOTAL
                                                 LIQUID      SECURITIES
INCOME         RETURN
GROWTH
  INVESTMENT INCOME
    Income:
      Interest                                 $2,021,301    $2,382,456
$1,807,409    $ 4,146,518    $   276,503
      Dividends                                        --            --
   --        945,743      1,016,400
                                               -----------   -----------
-----------   ------------   ------------
    Total Income                                2,021,301     2,382,456
1,807,409      5,092,261      1,292,903
                                               -----------   -----------
-----------   ------------   ------------

    Expenses:
      Investment advisory fees                    165,853       183,692
145,711        586,971        271,369
      Transfer agent fees                          99,800        45,100
30,200        189,400         91,700
      Distribution fees                                --            --
   --         83,049         39,540
      Registration fees                            16,750        15,250
14,250         21,750         18,250
      Custodian fees                               14,000        12,475
13,500         22,450         17,900
      Shareholder reports                           5,000         5,500
4,000         20,000         10,000
      Professional services                         7,700         6,050
5,500         24,200         11,550
      Directors' fees                               2,100         1,900
1,710          5,220          2,820
      Other                                           116         5,158
   --         18,954         13,291
      Expense reimbursement from investment
       adviser                                         --            --
(69,160)            --             --
                                               -----------   -----------
-----------   ------------   ------------
    Total Expenses                                311,319       275,125
145,711        971,994        476,420
                                               -----------   -----------
-----------   ------------   ------------
  NET INVESTMENT INCOME                         1,709,982     2,107,331
1,661,698      4,120,267
      816,483
                                               -----------   -----------
-----------   ------------   ------------
  REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments             2      (592,478)
(486,025)     2,607,488
1,898,129
    Net unrealized appreciation on
     investments                                       --     4,666,776
2,054,379     16,532,094     11,899,886
                                               -----------   -----------
-----------   ------------   ------------
  NET REALIZED AND UNREALIZED GAIN ON
   INVESTMENTS                                          2     4,074,298
1,568,354     19,139,582
13,798,015
                                               -----------   -----------
-----------   ------------   ------------
  NET INCREASE IN NET
   ASSETS RESULTING FROM OPERATIONS            $1,709,984    $6,181,629
$3,230,052
$23,259,849    $14,614,498
                                               -----------   -----------
-----------   ------------   ------------
                                               -----------   -----------
-----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 12

 STATEMENT OF CHANGES IN NET ASSETS   CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      For the six months ended June 30, 1995
                                      (Unaudited)
                                      and the year ended December 31, 1994

                                                       A C C O U N T S
                                            LIQUID                   GOVERNMENT
SECURITIES

                                    1995            1994             1995
     1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $  1,709,982    $   2,575,968    $  2,107,331
 $  4,942,102
    Net realized gain (loss)
     on investments                        2             (987)       (592,478)
   (2,822,974)
    Net unrealized
     appreciation
     (depreciation)                       --               --       4,666,776
   (5,366,869)
                                -------------   --------------   -------------
 -------------
    Net increase (decrease) in
     net assets resulting from
     operations                    1,709,984        2,574,981       6,181,629
   (3,247,741)
                                -------------   --------------   -------------
 -------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income         (1,709,984)      (2,574,981)     (2,067,140)
   (4,939,034)
    Net realized gain from
     investment transactions              --               --              --
      (56,279)
                                -------------   --------------   -------------
 -------------
                                  (1,709,984)      (2,574,981)     (2,067,140)
   (4,995,313)
                                -------------   --------------   -------------
 -------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       87,303,939      177,469,640       1,630,430
    7,468,147
    Net asset value of shares
     issued to shareholders
     from reinvestment of
     dividends                     1,674,793        2,548,202       1,834,042
    4,527,905
    Cost of shares reacquired    (89,060,819)    (192,692,366)    (16,482,832)
  (21,186,898)
                                -------------   --------------   -------------
 -------------
    Increase (decrease) in net
     assets derived from
     capital share
     transactions                    (82,087)     (12,674,524)    (13,018,360)
   (9,190,846)
                                -------------   --------------   -------------
 -------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                        (82,087)     (12,674,524)     (8,903,871)
  (17,433,900)
  NET ASSETS -- BEGINNING OF
   PERIOD                         63,945,870       76,620,394      60,162,339
   77,596,239
                                -------------   --------------   -------------
 -------------
  NET ASSETS -- END OF PERIOD   $ 63,863,783    $  63,945,870    $ 51,258,468
 $ 60,162,339
                                -------------   --------------   -------------
 -------------
                                -------------   --------------   -------------
 -------------
  Undistributed net investment
   income included in net
   assets at end of period                --               --         $72,169
      $31,978
                                                                 -------------
 -------------
                                                                 -------------
 -------------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                          --               --     $(3,445,628)
  $(2,853,150)
                                                                 -------------
 -------------
                                                                 -------------
 -------------

                                                                     A C C O U
N T S

                                           INCOME                      TOTAL
RETURN                      GROWTH

                                   1995            1994            1995
   1994           1995           1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $ 1,661,698    $  3,484,675    $  4,120,267
$  7,127,925    $   816,483
  $ 1,077,298
    Net realized gain (loss)
     on investments                (486,025)       (660,384)      2,607,488
  2,872,138      1,898,129
3,074,097
    Net unrealized
     appreciation
     (depreciation)               2,054,379      (3,054,974)     16,532,094
(14,089,642)    11,899,886
 (4,619,868)
                                ------------   -------------   -------------
-------------   ------------   ------------
    Net increase (decrease) in
     net assets resulting from
     operations                   3,230,052        (230,683)     23,259,849
 (4,089,579)    14,614,498
(468,473)
                                ------------   -------------   -------------
-------------   ------------   ------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income        (1,643,000)     (3,473,505)     (4,036,099)
 (7,098,435)      (750,655)
  (1,076,035)
    Net realized gain from
     investment transactions             --              --              --
 (3,186,699)            --     (3,254,775)
                                ------------   -------------   -------------
-------------   ------------   ------------
                                 (1,643,000)     (3,473,505)     (4,036,099)
(10,285,134)      (750,655)
(4,330,810)
                                ------------   -------------   -------------
-------------   ------------   ------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       3,779,052      11,501,443      14,787,890
 52,357,416      9,109,416
20,893,600
    Net asset value of shares
     issued to shareholders
     from reinvestment of
     dividends                    1,405,785       3,019,579       3,941,409
 10,101,758        737,664
4,286,409
    Cost of shares reacquired    (7,209,965)    (12,906,272)    (13,139,429)
(41,385,584)
(4,409,281)    (6,485,813)
                                ------------   -------------   -------------
-------------   ------------   ------------
    Increase (decrease) in net
     assets derived from
     capital share
     transactions                (2,025,128)      1,614,750       5,589,870
 21,073,590      5,437,799
18,694,196
                                ------------   -------------   -------------
-------------   ------------   ------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                      (438,076)     (2,089,438)     24,813,620
  6,698,877     19,301,642
   13,894,913
  NET ASSETS -- BEGINNING OF
   PERIOD                        46,546,964      48,636,402     177,904,007
171,205,130     78,389,838
   64,494,925
                                ------------   -------------   -------------
-------------   ------------   ------------
  NET ASSETS -- END OF PERIOD   $46,108,888    $ 46,546,964    $202,717,627
$177,904,007
  $97,691,480    $78,389,838
                                ------------   -------------   -------------
-------------   ------------   ------------
                                ------------   -------------   -------------
-------------   ------------   ------------
  Undistributed net investment
   income included in net
   assets at end of period      $    36,057    $     17,359    $    128,739
$     44,571    $    67,221    $
   1,393
                                ------------   -------------   -------------
-------------   ------------        ------
                                ------------   -------------   -------------
-------------   ------------        ------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                $(2,184,698)   $ (1,698,673)   $  3,140,182
$    532,694    $ 2,426,260
 $   528,131
                                ------------   -------------   -------------
-------------   ------------   ------------
                                ------------   -------------   -------------
-------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 14

 FINANCIAL HIGHLIGHTS                 CONNECTICUT MUTUAL INVESTMENT ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

Selected data for a share of capital stock outstanding throughout the period:

                                      NET REALIZED  DISTRIBUTIONS
                          DIVIDENDS   & UNREALIZED    FROM NET     NET ASSET
    YEARS        NET       FROM NET   GAIN (LOSS)     REALIZED     VALUE AT
    ENDED     INVESTMENT  INVESTMENT       ON          GAIN ON     BEGINNING
 DECEMBER 31    INCOME      INCOME    INVESTMENTS    INVESTMENTS   OF PERIOD
 ---------------------------------------------------------------------------
                             LIQUID ACCOUNT
  1986          $.0588     $(.0588)      $   --        $   --        $ 1.00
  1987           .0581      (.0581)          --            --          1.00
  1988           .0664      (.0664)          --            --          1.00
  1989           .0822      (.0822)          --            --          1.00
  1990           .0731      (.0731)          --            --          1.00
  1991           .0522      (.0522)          --            --          1.00
  1992           .0287      (.0287)          --            --          1.00
  1993           .0227      (.0227)          --            --          1.00
  1994           .0334      (.0334)          --            --          1.00
  1995 (c)       .0256      (.0256)          --            --          1.00
              GOVERNMENT SECURITIES ACCOUNT
  1986           .92        (.92)           .28          (.11)        10.73
  1987           .84        (.84)          (.52)         (.21)        10.90
  1988           .84        (.85)          (.05)         (.05)        10.17
  1989           .84        (.84)           .52            --         10.06
  1990           .84        (.84)           .10            --         10.58
  1991           .85        (.85)           .68            --         10.68
  1992           .77        (.77)          (.12)         (.05)        11.36
  1993           .70        (.70)           .36          (.64)        11.19
  1994           .69        (.69)         (1.14)         (.01)        10.91
  1995 (c)       .37        (.36)           .67            --          9.76
                             INCOME ACCOUNT
  1986           .83        (.83)           .57          (.08)        10.55
  1987           .76        (.76)          (.56)         (.51)        11.04
  1988           .84        (.85)          (.19)           --          9.97
  1989           .88        (.88)           .02            --          9.77
  1990           .94        (.94)          (.35)           --          9.79
  1991           .81        (.81)           .47            --          9.44
  1992           .79        (.79)          (.16)           --          9.91
  1993           .65        (.65)           .11            --          9.75
  1994           .68        (.68)          (.72)           --          9.86
  1995 (c)       .33        (.33)           .30            --          9.14
                       TOTAL RETURN ACCOUNT
  1986           .31        (.30)           .99          (.04)        10.91
  1987           .38        (.38)           .13         (1.09)        11.87
  1988           .53        (.53)           .60            --         10.91
  1989           .76        (.76)          1.81          (.63)        11.51
  1990           .66        (.66)          (.68)         (.07)        12.69
  1991           .54        (.54)          2.79          (.71)        11.94
  1992           .50        (.50)           .86         (1.07)        14.02
  1993           .48        (.48)          1.70          (.97)        13.81
  1994           .55        (.55)          (.86)         (.24)        14.54
  1995 (c)       .31        (.30)          1.44            --         13.44
                             GROWTH ACCOUNT
  1986           .24        (.24)          1.11          (.08)        10.94
  1987           .22        (.22)          (.12)        (2.05)        11.97
  1988           .20        (.20)          1.20            --          9.80
  1989           .51        (.51)          3.30         (1.25)        11.00
  1990           .34        (.34)         (1.36)         (.07)        13.05
  1991           .25        (.25)          4.00         (1.22)        11.62
  1992           .26        (.26)          1.44         (1.64)        14.40
  1993           .30        (.30)          2.64         (1.70)        14.20
  1994           .22        (.22)          (.32)         (.62)        15.14
  1995 (c)       .14        (.13)          2.42            --         14.20

                         RATIO OF    RATIO OF NET
             NET ASSET   OPERATING    INVESTMENT                NET ASSETS
    YEARS    VALUE AT   EXPENSES TO   INCOME TO                   AT END
ANNUAL
    ENDED       END       AVERAGE      AVERAGE     PORTFOLIO    OF PERIOD
TOTAL
 DECEMBER 31 OF PERIOD  NET ASSETS    NET ASSETS   TURNOVER   (IN THOUSANDS)
RETURN(B)
 -----------
                                   LIQUID ACCOUNT
  1986         $ 1.00     1.00%         5.88%         n/a         $74,111
 6.03%
  1987           1.00     1.00          5.81          n/a          68,908
 5.97
  1988           1.00     1.04          6.64          n/a          73,921
 6.82
  1989           1.00     1.06          8.22          n/a          87,264
 8.53
  1990           1.00     1.06          7.31          n/a          84,387
 7.53
  1991           1.00     1.01          5.22          n/a          69,932
 5.31
  1992           1.00     1.02          2.87          n/a          67,549
 2.89
  1993           1.00      .95          2.27          n/a          76,620
 2.30
  1994           1.00      .93          3.34          n/a          63,946
 3.40
  1995 (c)       1.00      .94(a)       5.16(a)       n/a          63,864
 2.58
                    GOVERNMENT SECURITIES ACCOUNT
  1986          10.90     1.27          8.92       111.68%         22,947
11.66
  1987          10.17     1.24          8.12       207.67          24,703
 3.33
  1988          10.06     1.16          8.27       175.50          35,910
 7.99
  1989          10.58     1.19          8.14        68.14          41,561
14.10
  1990          10.68     1.16          8.07        44.19          47,524
 9.44
  1991          11.36     1.07          7.83        27.50          55,332
15.03
  1992          11.19     1.01          6.92       131.79          67,612
 6.07
  1993          10.91      .93          6.03       224.02          77,596
 9.56
  1994           9.76      .91          6.71       156.90          60,162
(4.18)
  1995 (c)      10.44      .94(a)       7.17(a)     55.89(a)       51,258
10.83
                                   INCOME ACCOUNT
  1986          11.04     1.29          7.69       164.13          14,620
13.54
  1987           9.97     1.27          7.32       231.39          15,367
 2.03
  1988           9.77     1.24          8.43       150.04          16,789
 6.70
  1989           9.79     1.27          8.93        52.95          18,705
 9.56
  1990           9.44     1.24          9.78        90.20          19,809
 6.33
  1991           9.91     1.12          8.44        50.44          22,839
14.22
  1992           9.75      .63          8.09       109.47          38,675
 6.60
  1993           9.86      .63          6.56       145.94          48,636
 7.97
  1994           9.14      .63          7.16        62.88          46,547
(0.42)
  1995 (c)       9.44      .63(a)       7.13(a)     37.88(a)       46,109
 6.97
                             TOTAL RETURN ACCOUNT
  1986          11.87     1.26          3.22       143.32          35,382
11.88
  1987          10.91     1.08          3.15       197.79          44,770
 3.92
  1988          11.51     1.11          4.61       223.62          54,253
10.40
  1989          12.69     1.20          5.90       149.22          65,071
22.61
  1990          11.94     1.24          5.31       115.45          66,382
(0.21)
  1991          14.02     1.20          4.02       122.40          86,455
28.21
  1992          13.81     1.11          3.61       177.85         109,701
 9.90
  1993          14.54     1.02          3.40       155.16         171,205
15.89
  1994          13.44      .96          3.80       115.01         177,904
(2.11)
  1995 (c)      14.89     1.20(a)       4.39(a)     53.78(a)      202,718
13.04
                                   GROWTH ACCOUNT
  1986          11.97     1.31          2.21       163.15          19,469
12.25
  1987           9.80     1.17          1.71       214.32          19,638
(0.29)
  1988          11.00     1.23          1.95       246.14          26,285
14.32
  1989          13.05     1.18          3.90       169.75          37,323
34.86
  1990          11.62     1.19          2.73       143.95          35,202
(7.98)
  1991          14.40     1.19          1.74       148.30          40,716
36.91
  1992          14.20     1.12          1.74       141.69          45,600
11.99
  1993          15.14     1.05          1.95        99.67          64,495
20.91
  1994          14.20     1.02          1.50        98.46          78,390
(0.65)
  1995 (c)      16.63     1.26(a)       1.88(a)     75.89(a)       97,691
18.03


(a)   Annualized
(b)   Annual total returns do not include the effect of sales charges
(c)   For the six months ended June 30, 1995

 NOTES TO FINANCIAL STATEMENTS        CONNECTICUT MUTUAL INVESTMENT
ACCOUNTS,
                                      INC.
                                      June 30, 1995 (Unaudited)

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund is comprised of thirteen distinct mutual funds, including the following five Accounts included in these financial statements: Liquid, Government Securities, Income, Total Return and Growth. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

  The following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National Market System are valued using the last sales price when available. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by a private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security. The Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent, the Board will consider what action, if any, should be initiated to provide fair valuation. Throughout the second quarter of 1995, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its affiliates own 29,124,112 shares of the five Accounts of the Fund as follows:

               GOVERNMENT
 LIQUID        SECURITIES        INCOME     TOTAL RETURN     GROWTH
25,026,814        725,035       1,533,159           210     1,838,894

  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co., Inc. (the Investment Adviser), a wholly-owned subsidiary of Connecticut Mutual Life Insurance Company. The Investment Adviser, subject to review by the Board of Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment Adviser receives monthly compensation at the annual rate of 0.50% of the first $200 million of average daily net assets, 0.45% of the next $100 million of average daily net assets and 0.40% of the average daily net assets in excess of $300 million of the Account. As compensation for its services to the Government Securities, Income, Total Return and Growth Accounts, the Investment Adviser receives monthly compensation at the annual rate of 0.625% of the first $300 million of average daily net assets, 0.50% of the next $100 million of average daily net assets and 0.45% of the average daily net assets in excess of $400 million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $1,353,596 for all Accounts for the six months ended June 30, 1995. For the six months ended June 30, 1995, the Investment Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $809,906 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund. However, the Investment Adviser has agreed that in any year the aggregate expenses (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs) exceed 1% of the value of the average daily net assets of the Liquid Account or 1.5% of the value of the average daily net assets in each of the other four Accounts, it will reimburse the Accounts for such excess.

  Each Account has adopted a distribution plan (Plan) in accordance with the requirements of Rule 12b-1 of the Investment Company Act of 1940. Under each Plan, each Account may pay G. R. Phelps & Co., Inc. (the Distributor) a fee, not exceeding 0.25% of the Account's average daily net assets for any fiscal year, as reimbursement for its expenditures incurred in distributing and servicing shares of the Account. Effective May 1, 1995, the Total Return and Growth Accounts commenced accruing fees daily and paying fees monthly to the Distributor at an annual rate of 0.25% of each Account's average daily net assets. For the two months ended June 30, 1995, the Distributor received $122,589 in fees from these Accounts. The Liquid, Government Securities and Income Accounts accrued no fees and paid no amounts pursuant to any Plan during the six months ended June 30, 1995.

  3. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are declared and paid monthly for the Government Securities and Income Accounts and semi-annually for the Total Return and Growth Accounts. Dividends from net investment income of the Liquid Account, which include any net short-term capital gains, are declared and accrued daily and paid monthly. All net realized capital gains (excluding the Liquid Account), if any, are declared and paid at least annually.

  4. CAPITAL STOCK
  The authorized capital stock of the Fund at June 30, 1995 consisted of 3,000,000,000 shares of common stock, par value $0.001 per share. The shares of stock are divided among thirteen separate Accounts, five of which are indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

                                                                  FOR THE SIX
MONTHS ENDED JUNE 30, 1995
                                                                   GOVERNMENT
                 TOTAL
                                                       LIQUID      SECURITIES
   INCOME        RETURN
GROWTH
  Shares authorized (in millions)                           600           200
       200            200         200
                                                            ---           ---
       ---            ---         ---
                                                            ---           ---
       ---            ---         ---

  Shares sold                                        87,303,939       161,212
   406,488      1,034,767     595,765
  Shares issued to shareholders from reinvestment
    of dividends                                      1,674,793       181,502
   151,184        265,449      44,738
                                                    ------------   -----------
 ----------   ------------   ---------
    Total issued                                     88,978,732       342,714
   557,672      1,300,216     640,503
  Shares reacquired                                 (89,060,819)   (1,598,262)
  (769,419)      (921,386)
(286,565)
                                                    ------------   -----------
 ----------   ------------   ---------

  Net increase (decrease)                               (82,087)   (1,255,548)
  (211,747)       378,830
353,938
                                                    ------------   -----------
 ----------   ------------   ---------
                                                    ------------   -----------
 ----------   ------------   ---------

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                  -------------------------------------------
                         BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

RICHARD H. AYERS
Chairman and Chief Executive Officer
The Stanley Works

DAVID E. A. CARSON
President, Chairman and
 Chief Executive Officer
People's Bank

RICHARD W. GREENE
Executive Vice President and Treasurer
University of Rochester

BEVERLY L. HAMILTON
President
ARCO Investment Management Company

DAVID E. SAMS, JR.
President and Chief Executive Officer
Connecticut Mutual Life Insurance Company

OFFICERS

LINDA M. NAPOLI, Treasurer and Controller
Treasurer, Mutual Funds
Connecticut Mutual Life Insurance Company

LOUIS A. LACCAVOLE, CPA, General Auditor
Vice President and General Auditor
Connecticut Mutual Life Insurance Company

ANN F. LOMELI, Secretary
Corporate Secretary and Counsel
Connecticut Mutual Life Insurance Company

AUDITORS

ARTHUR ANDERSEN LLP
Hartford, CT

This report has been prepared for shareholders of the Account and may be distributed to prospective investors in the Account when preceded or accompanied by a current prospectus.

                               CONNECTICUT MUTUAL
                            INVESTMENT ACCOUNTS, INC.

                              FINANCIAL STATEMENTS
                                 AUGUST 31, 1995


                       LIFESPAN DIVERSIFIED INCOME ACCOUNT
                            LIFESPAN BALANCED ACCOUNT
                      LIFESPAN CAPITAL APPRECIATION ACCOUNT

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)


                                                                       Market
             Security                      Shares         Cost          Value
             --------                      ------         ----          -----
COMMON STOCKS(21.6% OF NET ASSETS)

Aerospace(1.4%)
  General Dynamics Corp.                    2,800       $129,201       $147,350
  Lockheed Martin Corp.                     1,700         98,156        103,488
  Rockwell International Corp.              1,700         74,268         76,075
                                                        --------       --------
                                                         301,625        326,913
                                                        --------       --------

Banking(2.1%)
  Ahmanson (H.F.) & Co.                     1,200         29,335         28,500
  Bank of Boston Corp.                      2,600        108,730        114,400
  Chase Manhattan Corp.                     1,900         87,120        109,250
  Morgan (J.P.) & Company, Inc.             1,500        104,395        109,313
  Wells Fargo & Co.                           600         99,425        111,825
                                                        --------       --------
                                                         429,005        473,288
                                                        --------       --------

Business Equipment & Services(.4%)
  New England Business Service, Inc         4,700         85,371         91,650
                                                        --------       --------

Chemicals(1.5%)
  Goodrich (B.F.) Company                   1,500         89,602         89,250
  Grace (W.R.) & Co.                        1,900        101,831        126,588
  Monsanto Co.                              1,200         99,756        113,850
                                                        --------       --------
                                                         291,189        329,688
                                                        --------       --------

Conglomerates(.6%)
  Hanson PLC                                7,400        136,608        126,725
                                                        --------       --------

Drugs & Cosmetics(1.0%)
  American Home Products Corp.              1,400        107,962        107,800
  Bristol-Myers Squibb Co.                  1,700        116,766        116,662
                                                        --------       --------
                                                         224,728        224,462
                                                        --------       --------

Electric Utilities(3.1%)
  Entergy Corp.                             4,600        113,597        110,400
  FPL Group, Inc.                           3,400        125,722        132,175
  Illinova Corp.                            3,400         78,795         85,425
  Kansas City Power & Light Co.             5,000        115,330        111,875
  Unicom Corp.                              4,800        126,960        135,000
  Western Resources, Inc.                   3,900        119,438        117,975
                                                        --------       --------
                                                         679,842        692,850
                                                        --------       --------

Health Services & Hospital Supplies(.8%)
  Baxter International Inc.                 4,400        151,866        171,600
                                                        --------       --------

Insurance(2.2%)
  Aetna Life & Casualty Co.                 2,200        131,735        150,150
  Allstate Corp.                            1,668         49,310         56,504
  American General Corp.                    1,800         59,386         63,450
  Hartford Steam Boiler Inspection          2,500        113,247        115,937
    & Insurance
  St. Paul Companies Inc.                   2,000         96,820        108,500
                                                        --------       --------
                                                         450,498        494,541
                                                        --------       --------

Iron & Steel(2.0%)
  British Steel PLC                         4,100        118,861        114,800
  Carpenter Technology Corp.                1,600         96,714        122,000
  UNR Industries Inc.                      25,000        154,380        196,875
                                                        --------       --------
                                                         369,955        433,675
                                                        --------       --------

Office Equipment(.2%)
  Xerox Corp.                                 400         49,441         48,300
                                                        --------       --------

Oil & Gas(2.9%)
  Amoco Corp.                               1,300         86,736         82,875
  Chevron Corp.                             2,400        116,352        116,100
  Mobil Corp.                               1,200        116,813        114,300
  Panhandle Eastern Corp.                   6,200        149,110        155,000
  Royal Dutch Petroleum Co.                   600         74,987         71,550
  Ultramar Corp.                            4,300        114,126        101,587
                                                        --------       --------
                                                         658,124        641,412
                                                        --------       --------
Real Estate(1.4%)
  Camden Property Trust                     4,800        102,142        105,000
  Health & Retirement Property Trust        6,300         95,388         96,862
  Meditrust Corp.                           3,100         96,289        101,912
                                                        --------       --------
                                                         293,819        303,774
                                                        --------       --------
Retail Trade(.3%)
  Sears, Roebuck & Co.                      1,800         49,165         58,275
                                                        --------       --------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                       Market
             Security                      Shares         Cost          Value
             --------                      ------         ----          -----
Telephone Utilities(1.7%)
  Ameritech Corp.                           3,100       $140,077       $158,875
  GTE Corp.                                 2,800         95,721        102,550
  NYNEX Corp.                               2,500        101,943        112,500
                                                       ---------      ---------
                                                         337,741        373,925
                                                       ---------      ---------

Total Common Stocks                                    4,508,977      4,791,078
                                                       ---------      ---------

CONVERTIBLE PREFERRED STOCKS(1.5% OF NET ASSETS)

Building Materials & Construction(.5%)
  Case Corp.                                1,200        115,000        115,800
                                                       ---------      ---------

Computer Business Equipment & Services(.5%)
  Storage Technology Corp.                  1,600        103,967         99,000
                                                       ---------      ---------

Energy Services(.5%)
  J. Ray McDermott, SA                      2,300        142,485        113,850
                                                       ---------      ---------

Total Preferred Stocks                                   361,452        328,650
                                                       ---------      ---------


                                        Principal
CORPORATE BONDS(21.3% OF NET ASSETS        Amount
                                        ---------
Apparel & Textiles(.2%)
  U.S. Leather, Inc.
    10.25%, 2003                          $50,000         43,858         43,250
                                                       ---------      ---------

Auto & Auto Related(.2%)
  Venture Holdings
     9.75%, 2004                           50,000         43,503         43,750
                                                       ---------      ---------

Banking(2.7%)
  BankAmerica Corp.
     6.00%, 1997                          300,000        299,570        298,218
  First USA Bank of Delaware
     5.35%, 1996                          150,000        148,472        142,944
  Shawmut National Corp.
     8.875%, 1996                         150,000        153,152        152,075
                                                       ---------      ---------
                                                         601,194        593,237
                                                       ---------      ---------
Chemicals(1.6%)
  Building Materials Corp. of America
     0.00%, 2004                          100,000         63,568         62,000
  Crain Industries, Inc.
    13.50%, 2005                           50,000         50,000         50,250
  G-I Holdings
     0.00%, 1998                           50,000         36,216         35,750
  Harris Chemical North America, Inc.
     0.00%, 2001                           50,000         47,781         44,500
  LaRoche Industries, Inc.
    13.00%, 2004                           75,000         77,250         78,750
  Sherritt, Inc.
    10.50%, 2014                           75,000         74,812         76,500
                                                       ---------      ---------
                                                         349,627        347,750
                                                       ---------      ---------
Computer Business Equipment & Services(.6%)
  Unisys Corp.
     9.75%, 1996                          125,000        128,438        127,188
                                                       ---------      ---------

Drugs & Cosmetics(1.5%)
  Revlon Consumer Products Corp.
     9.375%, 2001                          50,000         48,348         49,125
  Revlon Worldwide Corp.
     0.00%, 1998                           50,000         35,456         35,375
  Roche Holdings Inc.
     2.75%, 2000                          300,000        258,027        256,313
                                                       ---------      ---------
                                                         341,831        340,813
                                                       ---------      ---------
Financial Services(1.9%)
  Chrysler Financial Corp.
     6.65%, 1997                          120,000        120,829        120,678
  General Motors Acceptance Corp.
     5.65%, 1997                          300,000        296,180        295,248
                                                       ---------      ---------
                                                         417,009        415,926
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------
Health Services & Hospital Supplies(.6%)
  Genesis Health Venture, Inc.
     9.75%, 2005                          $75,000        $74,815        $77,437
  Integrated Health Services, Inc.
     9.625%, 2002                          50,000         50,000         51,125
                                                         -------        -------
                                                         124,815        128,562
                                                         -------        -------
Iron & Steel(.4%)
  Geneva Steel Co.
     9.50%, 2004                           25,000         21,298         18,750
  Republic Engineered Steels, Inc.
     9.875%, 2001                          25,000         23,580         23,250
  Wierton Steel Corp.
    10.75%, 2005                           50,000         49,260         46,500
                                                         -------        -------
                                                          94,138         88,500
                                                         -------        -------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                           50,000         41,563         44,500
                                                         -------        -------

Leisure & Entertainment(3.0%)
  Adelphia Communications Corp.
    12.50%, 2002                           25,000         24,879         25,375
  Australis Media Ltd.
     0.00%, 2003                           75,000         39,304         43,125
  Bally Park Place Funding
     9.25%, 2004                           50,000         46,502         47,125
  Bell Cablemedia PLC
     0.00%, 2004                           75,000         50,466         48,563
  Comcast Corp.
     9.375%, 2005                          50,000         49,763         50,375
  Greate Bay Property Funding
    10.875%, 2004                          25,000         21,500         21,750
  GNF Corp.
    10.625%, 2003                          50,000         41,068         43,250
  Helicon Group Ltd.
     9.00%, 2003                          100,000         91,923         92,250
  Kloster Cruise Ltd.
    13.00%, 2003                           25,000         21,694         17,750
  New World Communications Corp.
    0.00%, 1999                            75,000         50,030         49,125
  Santa Fe Hotel
    11.00%, 2000                           50,000         49,278         44,500
  Selmer Company, Inc.
    11.00%, 2015                           50,000         50,000         48,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                           50,000         50,000         50,375
  Trump Plaza Funding
    10.875%, 2001                          50,000         43,562         46,000
  Trump Taj Mahal
     0.00%, 1999                           50,000         38,437         42,250
                                                         -------        -------
                                                         668,406        669,813
                                                         -------        -------
Machinery & Equipment(.2%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                          50,000         50,489         52,500
                                                         -------        -------

Manufacturing(1.7%)
  American Standard, Inc.
     10.50%, 2005                          50,000         39,416         38,625
  Day International Group, Inc.
    11.125%, 2005                          50,000         50,000         52,625
  Huntsman Corp.
    10.625%, 2001                          75,000         79,594         79,500
  Interlake Corp.
    12.125%, 2002                          50,000         50,970         49,500
  International Wire Group, Inc.
    11.75%, 2005                           50,000         50,000         50,125
  Jordan Industries, Inc.
    10.375%, 2003                          25,000         23,780         23,187
  Plantronics, Inc.
    10.00%, 2001                           75,000         75,937         75,937
                                                         -------        -------
                                                         369,697        369,499
                                                         -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------
Oil & Gas(.4%)
  Maxus Energy Corp.
     9.875%, 2002                         $50,000        $47,083        $48,375
  Mesa Capital CP
     0.00%, 1998                           50,000         48,920         45,750
                                                         -------        -------
                                                          96,003         94,125
                                                         -------        -------
Paper & Forest Products(1.7%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                          100,000         51,386         47,500
  Doman Industries Ltd.
     8.75%, 2004                           50,000         48,000         47,875
  Gaylord Container Corp.
     0.00%, 2005                           50,000         50,605         49,750
  Grupo Industrial Durango
    12.00%, 2001                           25,000         18,875         22,155
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                          50,000         51,000         51,000
  Malette, Inc.
    12.25%, 2004                           50,000         54,125         55,500
  Stone Container Corp.
     9.875%, 2001                         100,000         99,879         99,125
                                                         -------        -------
                                                         373,870        372,905
                                                         -------        -------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                          25,000         23,027         22,875
                                                         -------        -------

Retail Trade(2.0%)
  Cole National Corp.
    11.25%, 2001                           50,000         48,550         49,500
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                           50,000         41,775         42,750
  Duane Reade Corp.
    12.00%, 2002                           50,000         45,180         44,125
  Farm Fresh, Inc.
    12.25%, 2000                           50,000         48,680         47,500
  Hills Stores Co.
    10.25%, 2003                           50,000         49,450         46,000
  Pathmark Stores, Inc.
     0.00%, 2003                          100,000         61,379         65,750
  Penn Traffic Co.
     9.625%, 2005                          50,000         47,914         41,125
  Ralph's Grocery Co.
    11.00%, 2005                           50,000         50,000         47,000
  Waban, Inc.
    11.00%, 2004                           50,000         51,712         51,000
                                                         -------        -------
                                                         444,640        434,750
                                                         -------        -------
Technology(.3%)
  Monarch Acquisition
    12.50%, 2003                           75,000         75,000         76,500
                                                         -------        -------

Telecommunications(.9%)
  Centennial Cellular Corp.
    10.125%, 2005                          50,000         49,816         49,500
  Intermedia Communications of
    Florida, Inc.
    13.50%, 2005                           50,000         50,000         52,375
  MFS Communications Company, Inc.
     0.00%, 2004                           75,000         53,792         55,875
  Nextel Communications, Inc.
     0.00%, 2004                          100,000         55,337         48,500
                                                         -------        -------
                                                         208,945        206,250
                                                         -------        -------
Telephone Utilities(.2%)
  Peoples Telephone Company, Inc.
    12.25%, 2002                           50,000         50,000         51,000
                                                         -------        -------

Transportation(.7%)
  Federal Express Corp.
     6.25%, 1998                          150,000        149,593        148,839
                                                         -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN DIVERSIFIED INCOME ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------
Wholesale Trade(.2%)
  Falcon Holdings PLC
    11.00%, 2003                          $50,000        $48,553        $46,500
                                                     -----------    -----------

Total Corporate Bonds                                  4,744,199      4,719,032
                                                     -----------    -----------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS(49.8% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                         1,320,000      1,414,050      1,526,250
U.S. Treasury Notes
   7.375%, 1997                         2,950,000      2,995,863      3,037,586
   5.125%, 1998                         4,500,000      4,333,370      4,413,292
   7.75%, 1999                            270,000        284,133        286,959
   7.25%, 2004                          1,670,000      1,701,809      1,772,020
                                                     -----------    -----------


Total U.S. Government & Agency
  Long-Term Obligations                               10,729,225     11,036,107
                                                     -----------    -----------


FOREIGN GOVERNMENT BONDS(1.4% of NET ASSETS)

Province of Ontario
   8.25%, 1996                            300,000        305,337        303,702
                                                     -----------    -----------


REPURCHASE AGREEMENTS(3.1% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                      688,000        688,000        688,000
                                                     -----------    -----------

TOTAL INVESTMENTS                                    $21,337,190    $21,866,569
                                                     -----------    -----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
COMMON STOCKS(41.7% OF NET ASSETS)

Aerospace(2.2%)
  General Dynamics Corp.                    4,300       $198,415       $226,288
  General Motors Corp. Class H              1,500         60,215         59,813
  Lockheed Martin Corp.                     3,200        184,765        194,800
  Loral Corp.                               2,200        103,235        120,450
  McDonnell Douglas Corp.                   1,300         80,959        104,325
  Rockwell International Corp.              2,900        126,692        129,775
                                                       ---------      ---------
                                                         754,281        835,451
                                                       ---------      ---------
Airlines(.6%)
  AMR Corp.                                 1,100         74,676         77,550
  Delta Air Lines, Inc.                     1,300         85,166         96,688
  Northwest Airlines Corp.                  1,700         50,400         61,413
                                                       ---------      ---------
                                                         210,242        235,651
                                                       ---------      ---------
Apparel & Textiles(.6%)
  Nautica Enterprises, Inc.                 1,900         57,439         60,087
  St. John Knits, Inc.                      1,000         36,485         44,250
  Tommy Hilfiger Corp.                      3,500         85,434        117,250
                                                       ---------      ---------
                                                         179,358        221,587
                                                       ---------      ---------
Auto & Auto Related(.2%)
 Discount Auto Parts, Inc.                  2,800         74,088         91,350
                                                       ---------      ---------

Banking(2.1%)
  Ahmanson (H.F.) & Co.                     2,300         56,226         54,625
  Bank of Boston Corp.                      3,300        137,892        145,200
  Chase Manhattan Corp.                     3,400        152,769        195,500
  Morgan (J.P.) & Company, Inc.             3,100        215,831        225,913
  Wells Fargo & Co.                           900        149,138        167,738
                                                       ---------      ---------
                                                         711,856        788,976
                                                       ---------      ---------
Building Materials & Construction(.2%)
  Case Corp.                                1,900         64,875         71,725
  USG Corp.                                 2,200         54,398         59,675
                                                       ---------      ---------
                                                         119,273        131,400
                                                       ---------      ---------
Business Equipment & Services(.5%)
  Medic Computer Systems, Inc.              1,700         71,963         74,800
  New England Business Service, Inc.        4,700         85,371         91,650
                                                       ---------      ---------
                                                         157,334        166,450
                                                       ---------      ---------
Chemicals(1.7%)
  FMC Corp.                                   700         43,210         53,900
  Goodrich (B.F.) Company                   2,400        143,355        142,800
  Grace (W.R.) & Co.                        3,600        192,942        239,850
  Monsanto Co.                              2,200        182,886        208,725
                                                       ---------      ---------
                                                         562,393        645,275
                                                       ---------      ---------
Commercial Services(.7%)
  Alternative Resources Corp.               1,300         31,915         38,675
  Cambridge Technology Partners, Inc.       2,200         73,691         86,350
  Corrections Corporation of America        2,000         70,141         90,000
  Sylvan Learning Systems, Inc.             1,600         47,141         45,600
                                                       ---------      ---------
                                                         222,888        260,625
                                                       ---------      ---------
Computer Business Equipment & Services(3.0%)
  Acxiom Corporation                        4,000         96,169        107,500
  ALANTEC Corp.                             1,600         59,300         64,000
  Avid Technology, Inc.                     1,000         38,109         39,750
  Cognex Corp.                              2,300         74,613        114,712
  Davidson and Associates, Inc.             1,400         66,881         72,100
  Epic Design Technology, Inc.                400         17,238         17,250
  Global Village Communication              3,600         61,276         56,250
  Hyperion Software Corp.                   1,700         65,248         79,050
  Inso Corp.                                  500         34,787         31,312
  McAfee Associates, Inc.                   2,200         68,856         96,525
  National Data Corp.                       2,400         49,399         61,800
  Optical Data Systems, Inc.                1,900         44,200         62,225
  Seagate Technology, Inc.                    800         39,206         35,400
  Sierra Semiconductor Corp.                  800         37,828         39,500
  Storage Technology Corp.                  2,000         54,934         54,750
  StorMedia, Inc.                           1,100         47,016         45,650
  Wonderware Corp.                          2,400         85,001         82,800
  Zebra Technologies Corp.                  1,400         82,279         81,550
                                                       ---------      ---------
                                                       1,022,340      1,142,124
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Conglomerates(.9%)
  AlliedSignal Inc.                         1,100        $43,261        $48,813
  Hanson PLC                                7,400        136,608        126,725
  Jardine Matheson Holdings Ltd.            3,800         30,419         27,360
  Textron, Inc.                             1,700         99,168        116,450
                                                       ---------      ---------
                                                         309,456        319,348
                                                       ---------      ---------
Drugs & Cosmetics(1.0%)
  American Home Products Corp.              2,000        154,232        154,000
  Bristol-Myers Squibb Co.                  1,600        109,898        109,800
  Watson Pharmaceuticals, Inc.              2,862         93,319        118,415
                                                       ---------      ---------
                                                         357,449        382,215
                                                       ---------      ---------
Electrical & Electronic Equipment(2.9%)
  Allen Group, Inc.                         2,100         67,457         68,513
  Cidco, Inc.                               1,200         38,607         42,000
  Credence Systems Corp.                      950         23,267         33,487
  GaSonics International                    2,200         56,469         76,450
  Integrated Silicon Solution, Inc.         1,900         73,974         94,525
  Kemet Corp.                               1,900         82,519        108,300
  Mattson Technology, Inc.                  1,100         54,951         56,375
  Micron Technology Inc.                    1,100         45,879         84,563
  Philips Electronics NV                    1,400         61,750         63,000
  S3, Inc.                                  2,000         55,741         78,500
  Sanmina Corp.                             1,400         65,629         63,700
  Silicon Valley Group, Inc.                2,000         65,894         86,000
  Tyco International Ltd.                   1,000         57,218         59,125
  Ultratech Stepper, Inc.                   3,000         97,807        118,500
  Vicor Corp.                               1,200         47,842         56,400
                                                       ---------      ---------
                                                         895,004      1,089,438
                                                       ---------      ---------
Electric Utilities(2.6%)
  Entergy Corp.                             7,800        192,176        187,200
  FPL Group, Inc.                           5,400        199,676        209,925
  Illinova Corp.                            5,200        120,510        130,650
  Kansas City Power & Light Co.             5,000        115,330        111,875
  Unicom Corp.                              7,600        201,507        213,750
  Western Resources, Inc.                   3,900        119,438        117,975
                                                       ---------      ---------
                                                         948,637        971,375
                                                       ---------      ---------
Environmental Control(.3%)
  United Waste Systems, Inc.                3,100        105,866        120,125
                                                       ---------      ---------

Food & Beverages(.8%)
  Apple South Inc.                          2,300         50,663         56,350
  Boston Chicken, Inc.                      2,900         61,564         69,600
  Dole Food Co., Inc.                         800         26,959         26,200
  Landry's Seafood Restaurants, Inc.        2,700         51,408         47,587
  Papa John's International, Inc.           1,600         55,658         64,000
  Ralcorp Holdings, Inc.                    2,100         48,067         47,513
                                                       ---------      ---------
                                                         294,319        311,250
                                                       ---------      ---------
Health Services & Hospital Supplies(2.4%)
  Baxter International Inc.                 7,200        248,508        280,800
  Columbia Healthcare Corp.                 1,800         76,352         84,600
  Community Health Systems, Inc.            2,200         76,111         84,700
  Express Scripts, Inc.                     1,200         39,366         44,400
  Gulf South Medical Supply, Inc.           2,000         44,266         56,500
  Idexx Laboritories, Inc.                  2,500         71,719         84,687
  Omnicare, Inc.                            3,000         96,768         99,750
  PhyCor, Inc.                              1,800         66,282         75,150
  Physician Sales & Service, Inc.           1,400         61,084         63,700
  TheraTx, Inc.                             2,400         35,211         31,800
                                                       ---------      ---------
                                                         815,667        906,087
                                                       ---------      ---------
Insurance(2.9%)
  Aetna Life & Casualty Co.                 3,500        205,621        238,875
  Allstate Corp.                            4,214        126,671        142,749
  American General Corp.                    2,800         92,378         98,700
  Compdent Corp.                            1,900         45,009         51,775
  Hartford Steam Boiler Inspection
    & Insurance                             2,400        108,718        111,300
  Healthsource, Inc.                        1,900         73,124         76,000
  St. Paul Companies Inc.                   3,200        154,912        173,600
  TIG Holdings, Inc.                        2,300         52,233         58,937
  Travelers Group                           2,800        115,920        134,400
                                                       ---------      ---------
                                                         974,586      1,086,336
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Iron & Steel(1.3%)
  British Steel  PLC                        5,600       $163,105       $156,800
  Carpenter Technology Corp.                1,600         96,714        122,000
  UNR Industries Inc.                      25,000        156,250        196,875
                                                       ---------      ---------
                                                         416,069        475,675
                                                       ---------      ---------
Leisure & Entertainment(.7%)
  Clear Channel Communications, Inc         1,300         73,041         97,012
  Mattel, Inc.                              1,900         45,258         55,100
  Regal Cinemas, Inc.                       2,400         67,892         81,600
  Station Casinos, Inc.                     2,000         33,444         38,750
                                                       ---------      ---------
                                                         219,635        272,462
                                                       ---------      ---------
Machinery & Equipment(.8%)
  AGCO Corp.                                1,400         72,856         68,075
  Electroglas, Inc.                         1,400         77,951        105,700
  Mark IV Industries, Inc.                  2,200         40,066         48,950
  Parker-Hannifin Corp.                     1,800         62,635         71,325
                                                       ---------      ---------
                                                         253,508        294,050
                                                       ---------      ---------
Manufacturing(1.0%)
  Black & Decker Corp.                      1,700         50,910         55,037
  FSI International, Inc.                   2,900         65,975        102,225
  Helix Technology Corp.                    1,400         51,473         71,269
  Integrated Process Equipment Corp.        1,700         78,510         61,412
  Lydall, Inc.                              3,700         71,194         88,337
                                                       ---------      ---------
                                                         318,062        378,280
                                                       ---------      ---------
Metals & Mining(.4%)
  IMC Global Inc.                           1,300         66,118         82,225
  Potash Corporation of Saskatchewan Inc.   1,400         74,244         79,625
                                                       ---------      ---------
                                                         140,362        161,850
                                                       ---------      ---------
Miscellaneous(.2%)
  Premark International, Inc.               1,700         82,154         89,038
                                                       ---------      ---------

Office Equipment(.4%)
  Xerox Corp.                               1,100        135,962        132,825
                                                       ---------      ---------

Oil & Gas(3.0%)
  Amoco Corp.                               2,100        140,112        133,875
  Chevron Corp.                             4,200        203,766        203,175
  Mobil Corp.                               2,100        204,422        200,025
  Panhandle Eastern Corp.                  10,500        253,051        262,500
  Repsol SA (ADR)                           2,000         66,370         63,250
  Royal Dutch Petroleum Co.                 1,100        137,477        131,175
  Ultramar Corp.                            4,300        114,126        101,587
  YPF Sociedad Anonima (ADR)                1,500         30,165         26,438
                                                       ---------      ---------
                                                       1,149,489      1,122,025
                                                       ---------      ---------
Paper & Forest Products(.6%)
  Georgia-Pacific Corp.                       600         47,968         54,000
  Scott Paper Co.                           1,600         71,570         74,200
  Willamette Industries, Inc.               1,200         61,175         82,500
                                                       ---------      ---------
                                                         180,713        210,700
                                                       ---------      ---------
Printing & Publishing(.2%)
  Gartner Group, Inc.                       2,300         65,262         65,262
                                                       ---------      ---------

Real Estate(.8%)
  Camden Property Trust                     4,800        102,142        105,000
  Health & Retirement Property Trust        6,300         95,388         96,862
  Meditrust Corp.                           3,100         96,289        101,912
                                                       ---------      ---------
                                                         293,819        303,774
                                                       ---------      ---------
Retail Trade(2.4%)
  American Stores Co.                       3,100         80,984         91,063
  CDW Computer Centers, Inc.                1,500         57,483         81,000
  Corporate Express, Inc.                   2,900         57,085         67,787
  Eckerd Corp.                              1,700         51,355         62,263
  General Nutrition Companies, Inc.         2,900         86,851        121,075
  Gymboree Corp.                            1,700         52,386         50,575
  Kroger Co.                                2,700         68,753         88,088
  Micro Warehouse, Inc.                       800         37,200         38,200
  Sears, Roebuck & Co.                      4,700        133,585        152,163
  Service Merchandise Co., Inc.             4,600         31,759         32,775
  Sunglass Hut International, Inc.          1,700         56,937         72,250
  Waban, Inc.                               2,500         46,958         47,188
                                                       ---------      ---------
                                                         761,336        904,427
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Technology(1.1%)
  Applied Materials, Inc.                     600        $37,375        $62,400
  Compaq Computer Corp.                     1,800         82,388         85,950
  Computer Associates International Inc.      800         51,258         55,600
  Electronics for Imaging, Inc.             1,800         97,374        101,700
  International Business Machines Corp.       900         84,707         93,037
                                                      ----------     ----------
                                                         353,102        398,687
                                                      ----------     ----------
Telcommunications(1.0%)
  Ascend Communications, Inc.               1,000         42,875         64,500
  Aspect Telecommunications Corp.           1,300         53,495         62,075
  Coherent Communication System Corp.       1,400         28,704         31,850
  Ericsson LM Tel. Co.(ADR)                 3,200         54,600         68,400
  LCI International, Inc.                   2,100         58,057         83,737
  Spectrian Corp.                           1,100         51,867         50,875
                                                      ----------     ----------
                                                         289,598        361,437
                                                      ----------     ----------
Telephone Utilities(1.7%)
  Ameritech Corp.                           5,100        230,449        261,375
  GTE Corp.                                 5,300        181,789        194,112
  NYNEX Corp.                               4,400        179,419        198,000
                                                      ----------     ----------
                                                         591,657        653,487
                                                      ----------     ----------
Transportation(.4%)
  Fritz Companies, Inc.                     1,300         66,229         92,625
  Wisconsin Central Transportation          1,000         61,350         59,500
                                                      ----------     ----------
                                                         127,579        152,125
                                                      ----------     ----------
Wholesale Trade(.1%)
  CellStar Corp.                            1,700         39,498         54,187
                                                      ----------     ----------

Total Common Stocks                                   14,132,842     15,735,354
                                                      ----------     ----------

FOREIGN COMMON STOCKS(11.5% OF NET ASSETS)

Auto & Auto Related(.5%)
  Autoliv AB (Sweden)                       1,000         48,006         60,439
  Michelin CGDE (France)                    1,000         46,204         43,402
  Shinmaywa Industries Ltd. (Japan)         3,000         28,532         24,854
  Valeo SA (France)                           706         42,246         33,706
                                                      ----------     ----------
                                                         164,988        162,401
                                                      ----------     ----------
Banking(1.0%)
  Banco Popular Espanol (Spain)               400         59,340         61,553
  Banco Santander SA (Spain)                1,500         58,030         61,354
  Bangkok Bank Company Ltd. (Thailand)      4,000         43,062         44,693
  Deutsche Bank AG (Germany)                1,000         50,268         46,269
  HSBC Holdings PLC (United Kingdom)        2,000         25,239         26,870
  Malayan Banking Berhad (Malaysia)         6,000         48,028         49,299
  Societe Generale Paris (France)             200         23,355         20,889
  Thai Farmers Bank Ltd. (Thailand)         4,500         42,841         43,815
                                                      ----------     ----------
                                                         350,163        354,742
                                                      ----------     ----------
Building Materials & Construction(.1%)
  Compagnie de Saint-Gobain                   250         33,060         31,759
  PT Indocement Tunggal Prakar (Indonesia)  7,000         28,144         24,862
                                                      ----------     ----------
                                                          61,204         56,621
                                                      ----------     ----------

Chemicals(.2%)
  Akzo Nobel (Netherlands)                    200         23,340         23,594
  Bayer AG (Germany)                          225         55,807         58,186
                                                      ----------     ----------
                                                          79,147         81,780
                                                      ----------     ----------
Computer Business Equipment & Services(.3%)
  Fujitsu Ltd. (Japan)                      9,000         96,487         97,576
  Getronics NV (Netherlands)                  600         27,165         25,722
                                                      ----------     ----------
                                                         123,652        123,298
                                                      ----------     ----------
Conglomerates(.7%)
  Canadian Pacific Ltd. (Canada)            2,000         33,412         33,507
  Hanson PLC (United Kingdom)              13,000         47,898         43,784
  Hutchison Whampoa Ltd. (Hong Kong)       10,000         44,980         48,185
  Mannesmann AG (Germany)                     195         56,689         61,550
  Renong Berhad (Malaysia)                 22,000         41,297         42,501
  Viag AG (Germany)                           120         47,149         46,201
                                                      ----------     ----------
                                                         271,425        275,728
                                                      ----------     ----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Drugs & Cosmetics(1.3%)
  Astra AB (Sweden)                         1,800        $52,911        $59,699
  Ciba-Geigy AG (Switzerland)                 100         70,174         70,788
  PT Kalbe Farma (Indonesia)                6,000         28,248         24,752
  Sandoz AG (Switzerland)                     100         67,763         72,116
  Schering AG (Germany)                     1,000         68,742         72,913
  SmithKline Beecham (United Kingdom)       8,051         64,773         74,849
  SmithKline Bch/Bec Units
    (United Kingdom)                        5,027         38,508         44,024
  Zeneca Group PLC (Germany)                4,000         59,254         69,533
                                                         -------        -------
                                                         450,373        488,674
                                                         -------        -------
Electric Utilities(.3%)
  Powergen PLC (United Kingdom)             3,366         26,026         30,588
  VEBA AG (Germany)                         2,000         77,279         76,511
                                                         -------        -------
                                                         103,305        107,099
                                                         -------        -------
Electrical & Electronic Equipment(1.7%)
  BBC AG Brown Boveri & Cie. (Switzerland)     65         67,607         68,560
  Hitachi Ltd. (Japan)                      7,000         74,827         76,608
  Keyence Corp. (Japan)                       400         45,483         51,140
  Kyocera Corp. (Japan)                     1,000         75,913         88,371
  Matsushita Electric Industrial Co.
    Ltd. (Japan)                            4,000         67,996         62,596
  Philips Electronics NV (Netherlands)      2,000         80,364         89,754
  Pioneer Electronic Corp. (Japan)          1,000         21,612         19,127
  Sony Corp. (Japan)                        1,000         48,817         54,618
  Sumitomo Electric Industries
    Ltd. (Japan)                            6,000         79,781         77,938
  Toshiba Corp. (Japan)                     7,000         50,198         50,547
                                                         -------        -------
                                                         612,598        639,259
                                                         -------        -------
Financial Services(.4%)
  Compagnie Bancaire SA (France)              220         23,395         22,934
  International Nederlanden Groep NV        1,000         54,145         55,579
    (Netherlands)
  Itochu Corporation (Japan)                4,000         28,019         24,875
  Nichiei Co. Ltd. (Japan)                  1,000         69,474         57,891
                                                         -------        -------
                                                         175,033        161,279
                                                         -------        -------
Food & Beverages(.3%)
  Heineken NV (Netherlands)                   550         74,674         77,258
  Nestle SA (Switzerland)                      50         50,532         50,581
                                                         -------        -------
                                                         125,206        127,839
                                                         -------        -------
Insurance(.5%)
  AEGON NV (Netherlands)                    2,000         65,174         67,254
  Munich Reinsurance (Germany)                 25         51,152         50,426
  Skandia Foersaekrings AB (Sweden)         1,300         25,518         26,725
  Union des Assurances Federales SA
    (France)                                  400         43,070         40,509
                                                         -------        -------
                                                         184,914        184,914
                                                         -------        -------
Iron & Steel(.6%)
  Hitachi Metals Ltd. (Japan)               2,000         25,920         23,320
  Kawasaki Steel (Japan)                    6,000         25,374         20,558
  Nisshin Steel Co., Ltd. (Japan)          12,000         48,428         48,604
  Outokumpu Oy (Finland)                    2,425         43,288         45,216
  Rio Tinto-Zinc Corp. PLC
    (United Kingdom)                        4,000         51,448         54,291
  Sumitomo Metal Industries (Japan)         7,000         23,998         19,546
                                                         -------        -------
                                                         218,456        211,535
                                                         -------        -------
Leisure & Entertainment(.3%)
  Carlton Communications PLC
    (United Kingdom)                        3,300         50,416         53,267
  Television Broadcasts Ltd. (Hong Kong)    8,000         30,940         29,557
  TV Francaise (TF1) (France)                 400         39,611         40,588
                                                         -------        -------
                                                         120,967        123,412
                                                         -------        -------
Machinery & Equipment(.3%)
  Mabuchi Motor Co. (Japan)                   800         55,738         54,250
  NSK Limited (Japan)                       3,000         22,759         20,221
  SMC Corp. (Japan)                           400         23,542         24,261
                                                         -------        -------
                                                         102,039         98,732
                                                         -------        -------
Metals & Mining(.1%)
  Broken Hill Proprietary Co. Ltd.
    (Australia)                                85            972          1,233
  Poseidon Gold Ltd. (Australia)            7,400         15,183         14,409
  Western Mining Corp. Holdings Ltd.
    (Australia)                             2,000         11,491         13,443
                                                         -------        -------
                                                          27,646         29,085
                                                         -------        -------
Miscellaneous(.1%)
  SGS Societe Generale de Surveillance
    Holding SA (Switzerland)                   30         51,157         53,900
                                                         -------        -------

Office Equipment(.2%)
  Canon Inc. (Japan)                        4,000         68,170         72,415
                                                         -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Oil & Gas(1.2%)
  Ampolex Ltd. (Australia)                 23,000        $64,747        $54,297
  British Gas Corp. (United Kingdom)        5,000         23,757         21,535
  British Petroleum Co. Ltd.
    (United Kingdom)                        6,000         44,154         44,979
  Compagnie Francaise de Petroleum
    Total (France)                          1,641        105,302         96,396
  Enterprise Oil PLC (United Kingdom)       7,500         50,032         43,070
  Hong Kong & China Gas Company Ltd.
    (Hong Kong)                            13,000         21,066         20,488
  Imperial Oil Ltd. (Canada)                1,100         40,429         39,520
  Lasmo PLC (United Kingdom)               16,000         44,537         43,955
  Saga Petroleum (Norway)                   4,000         59,943         50,183
  Societe Nationale Elf Aquitaine (France)    554         46,349         40,569
                                                       ---------      ---------
                                                         500,316        454,992
                                                       ---------      ---------
Paper & Forest Products(.2%)
  Metsa-Serla Oy (Finland)                    950         41,313         37,462
  Mo och Domsjo AB (Sweden)                   800         43,544         46,049
                                                       ---------      ---------
                                                          84,857         83,511
                                                       ---------      ---------
Printing & Publishing(.2%)
  De La Rue PLC (United Kingdom)            1,526         22,362         20,641
  Elsevier NV (Netherlands)                 2,200         25,371         27,826
  Wolters-Kluwer NV (Netherlands)             400         33,854         35,269
                                                       ---------      ---------
                                                          81,587         83,736
                                                       ---------      ---------
Retail Trade(.3%)
  Argyll Group PLC                          4,000         21,875         21,853
  Carrefour Supermarche SA (France)            90         46,489         50,246
  LVMH Louis Vuitton Moet-Hennessy (France)   270         53,383         48,587
                                                       ---------      ---------
                                                         121,747        120,686
                                                       ---------      ---------
Telecommunications(.4%)
  Nokia AB (Finland)                        1,200         51,834         83,153
  Telecom Italia S.p.A (Italy)             19,000         31,390         30,519
  Telecom Italia Mobile S.p.A (Italy)      19,000         22,591         28,005
                                                       ---------      ---------
                                                         105,815        141,677
                                                       ---------      ---------
Telephone Utilities(.2%)
  DDI Corporation (Japan)                       5         45,506         42,242
  Telefonica de Espana (Spain)              2,000         27,735         27,109
                                                       ---------      ---------
                                                          73,241         69,351
                                                       ---------      ---------
Tobacco(.1%)
  PT HM Sampoerna (Indonesia)               4,000         31,685         37,944
                                                       ---------      ---------

Total Foreign Common Stocks                            4,289,691      4,344,610
                                                       ---------      ---------

CONVERTIBLE PREFERRED STOCKS(.8% OF NET ASSETS)

Building Materials & Construction(.3%)
  Case Corp.                                1,100        105,350        106,150
                                                       ---------      ---------

Computer Business Equipment & Services(.2%)
  Storage Technology Corp.                  1,500         97,506         92,812
                                                       ---------      ---------

Energy Services(.3%)
  J. Ray McDermott, SA                      2,300        142,485        113,850
                                                       ---------      ---------

Total Convertible Preferred Stocks                       345,341        312,812
                                                       ---------      ---------

FOREIGN PREFERRED STOCKS(.8% OF NET ASSETS)

Auto & Auto Related (.1%)
  Fiat S.p.A.(Italy)                       13,500         35,936         30,450
                                                       ---------      ---------

Computer Business Equipment & Services(.2%)
  SAP AG (Germany)                            400         41,598         59,203
                                                       ---------      ---------

Conglomerates(.1%)
  RWE AG (Germany)                            185         50,545         50,186
                                                       ---------      ---------

Electric Utilities (.1%)
  CEMIG (Brazil)                        2,000,000         40,147         45,273
                                                       ---------      ---------

Financial Services(.1%)
  Banco Bradesco SA (Brazil)            4,600,000         39,949         44,315
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                                         Market
             Security                      Shares           Cost          Value
             --------                      ------           ----         ------
Telecommunications(.2%)
  Telecomunicacoes de Sao Paulo SA
    (Brazil)                              350,000        $43,574        $57,486
                                                         -------        -------

Total Foreign Preferred Stocks                           251,749        286,913
                                                         -------        -------


                                        Principal
CORPORATE BONDS(16.4% OF NET ASSETS)       Amount
                                        ---------
Apparel & Textiles(.2%)
  U.S. Leather, Inc.
    10.25%, 2003                         $100,000         87,715         86,500
                                                         -------        -------

Auto & Auto Related(.2%)
  Venture Holdings
     9.75%, 2004                          100,000         87,006         87,500
                                                         -------        -------

Banking(1.1%)
  BankAmerica Corp.
     6.00%, 1997                          200,000        199,713        198,812
  First USA Bank of Delaware
     5.35%, 1996                          100,000         98,981         95,296
  Shawmut National Corp.
     8.875%, 1996                         100,000        102,101        101,383
                                                         -------        -------
                                                         400,795        395,491
                                                         -------        -------
Chemicals(1.2%)
  Building Materials Corp. of America
     0.00%, 2004                          200,000        127,137        124,000
  Crain Industries, Inc.
    13.50%, 2005                           75,000         75,000         75,375
  G-I Holdings
     0.00%, 1998                          100,000         72,431         71,500
  Harris Chemical North America, Inc.
     0.00%, 2001                          100,000         95,562         89,000
  LaRoche Industries, Inc.
    13.00%, 2004                          100,000        103,000        105,000
                                                         -------        -------
                                                         473,130        464,875
                                                         -------        -------
Computer Business Equipment & Services(.2%)
  Unisys Corp.
     9.75%, 1996                           75,000         77,063         76,313
                                                         -------        -------

Drugs & Cosmetics(.8%)
  Revlon Consumer Products Corp.
     9.375%, 2001                         100,000         96,695         98,250
  Revlon Worldwide Corp.
     0.00%, 1998                           50,000         35,456         35,375
  Roche Holdings Inc.
     2.75%, 2000                          200,000        172,018        170,875
                                                         -------        -------
                                                         304,169        304,500
                                                         -------        -------
Financial Services(.7%)
  Chrysler Financial Corp.
     6.65%, 1997                           80,000         80,553         80,452
  General Motors Acceptance Corp.
     5.65%, 1997                          200,000        197,454        196,832
                                                         -------        -------
                                                         278,007        277,284
                                                         -------        -------
Health Services & Hospital Supplies(.3%)
  Integrated Health Services, Inc.
     9.625%, 2002                         100,000        100,000        102,250
                                                         -------        -------

Iron & Steel(.5%)
  Geneva Steel Co.
     9.50%, 2004                           50,000         42,597         37,500
  Republic Engineered Steels, Inc.
     9.875%, 2001                          50,000         47,161         46,500
  Wierton Steel Corp.
    10.75%, 2005                          100,000         98,519         93,000
                                                         -------        -------
                                                         188,277        177,000
                                                         -------        -------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                          100,000         83,125         89,000
                                                         -------        -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------
Leisure & Entertainment (3.3%)
  Adelphia Communications Corp.
    12.50%, 2002                          $50,000        $49,757        $50,750
  Australis Media Ltd.
     0.00%, 2003                          150,000         78,608         86,250
  Bally Park Place Funding
     9.25%, 2004                          100,000         93,003         94,250
  Bell Cablemedia PLC
     0.00%, 2004                          150,000        100,932         97,125
  Comcast Corp.
     9.375%, 2005                         100,000         99,525        100,750
  Greate Bay Property Funding
    10.875%, 2004                          50,000         43,140         43,500
  GNF Corp.
    10.625%, 2003                         100,000         82,136         86,500
  Helicon Group Ltd.
     9.00%, 2003                           50,000         45,962         46,125
  Kloster Cruise Ltd.
    13.00%, 2003                           50,000         43,388         35,500
  New World Communications Corp.
     0.00%, 1999                          150,000        100,061         98,250
  Santa Fe Hotel
    11.00%, 2000                          100,000         98,556         89,000
  Selmer Company, Inc.
    11.00%, 2005                          100,000        100,000         96,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                          100,000        100,000        100,750
  Trump Plaza Funding
    10.875%, 2001                         100,000         87,537         92,000
  Trump Taj Mahal
     0.00%, 1999                          100,000         76,873         84,500
  United International Holdings, Inc.
     0.00%, 1999                           50,000         30,186         30,250
                                                       ---------      ---------
                                                       1,229,664      1,231,500
                                                       ---------      ---------
Machinery & Equipment(.3%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                         100,000        101,000        105,000
                                                       ---------      ---------

Manufacturing(1.4%)
  American Standard, Inc.
     0.00%, 2005                          100,000         78,839         77,250
  Day International Group, Inc.
    11.125%, 2005                         100,000        100,000        105,250
  Huntsman Corp.
    10.625%, 2001                         100,000        106,125        106,000
  Interlake Corp.
    12.125%, 2002                         100,000        102,000         99,000
  International Wire Group, Inc.
    11.75%, 2005                          100,000        100,000        100,250
  Jordan Industries, Inc.
    10.375%, 2003                          50,000         47,560         46,375
                                                       ---------      ---------
                                                         534,524        534,125
                                                       ---------      ---------
Oil & Gas(.5%)
  Maxus Energy Corp.
     9.875%, 2002                         100,000         94,166         96,750
  Mesa Capital CP
     0.00%, 1998                          100,000         97,839         91,500
                                                       ---------      ---------
                                                         192,005        188,250
                                                       ---------      ---------
Paper & Forest Products(1.7%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                          200,000        102,772         95,000
  Doman Industries Ltd.
     8.75%, 2004                          100,000         96,087         95,750
  Gaylord Container Corp.
     0.00%, 2005                          100,000        101,210         99,500
  Grupo Industrial Durango
    12.00%, 2001                           75,000         59,034         66,465
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                         100,000        102,000        102,000
  Malette, Inc.
    12.25%, 2004                          100,000        108,250        111,000

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------
  Stone Container Corp.
     9.875%, 2001                         $50,000        $49,939        $49,562
                                                       ---------      ---------
                                                         619,292        619,277
                                                       ---------      ---------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                          50,000         46,055         45,750
                                                       ---------      ---------

Retail Trade(2.2%)
  Cole National Corp.
    11.25%, 2001                           50,000         48,550         49,500
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                          100,000         83,550         85,500
  Duane Reade Corp.
    12.00%, 2002                          100,000         90,360         88,250
  Farm Fresh, Inc.
    12.25%, 2000                          100,000         97,360         95,000
  Hills Stores Co.
    10.25%, 2003                          100,000         98,901         92,000
  Pathmark Stores, Inc.
     0.00%, 2003                          200,000        122,783        131,500
  Penn Traffic Co.
     9.625%, 2005                         100,000         95,829         82,250
  Ralph's Grocery Co.
    11.00%, 2005                          100,000        100,000         94,000
  Waban, Inc.
    11.00%, 2004                          100,000        103,500        102,000
                                                       ---------      ---------
                                                         840,833        820,000
                                                       ---------      ---------
Technology(.1%)
  Monarch Acquisition
    12.50%, 2003                           50,000         50,000         51,000
                                                       ---------      ---------

Telecommunications(1.1%)
  Centennial Cellular Corp.
    10.125%, 2005                         100,000         99,632         99,000
  Intermedia Communications of
    Florida, Inc.
    13.50%, 2005                          100,000        100,000        104,750
  MFS Communications Company, Inc.
     0.00%, 2004                          150,000        107,583        111,750
  Nextel Communications, Inc.
     0.00%, 2004                          200,000        110,713         97,000
                                                       ---------      ---------
                                                         417,928        412,500
                                                       ---------      ---------
Transportation(.3%)
  Federal Express Corp.
     6.25%, 1998                          100,000         99,728         99,226
                                                       ---------      ---------

Total Corporate Bonds                                  6,210,316      6,167,341
                                                       ---------      ---------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS (20.6% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                           920,000        985,550      1,063,750
U.S. Treasury Notes
   7.375%, 1997                         2,000,000      2,031,094      2,059,380
   5.125%, 1998                         3,150,000      3,032,828      3,089,649
   7.75%, 1999                            230,000        242,039        244,446
   7.25%, 2004                          1,220,000      1,244,513      1,294,530
                                                       ---------      ---------

Total U.S. Government & Agency
  Long-Term Obligation                                 7,536,024      7,751,755
                                                       ---------      ---------

FOREIGN GOVERNMENT BONDS(.5% OF NET ASSETS)

Province of Ontario
   8.25%, 1996                            200,000        203,558        202,468
                                                       ---------      ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN BALANCED ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                        Principal                        Market
             Security                      Amount           Cost          Value
             --------                   ---------           ----         ------

FOREIGN CURRENCY (.1% OF NET ASSETS)

Canadian Dollar                              $443           $342           $344
Deutsche Mark                               6,272          4,490          4,274
Finnish Markka                              9,583          2,198          2,184
French Franc                               15,122          3,156          2,997
Hong Kong Dollar                           15,262          1,973          1,971
Indonesian Rupiah                         340,001            150            150
Italian Lira                              898,170            565            553
Netherlands Guilder                         2,417          1,492          1,470
Norwegian Krone                             6,800          1,080          1,060
Pound Sterling                                881          1,392          1,367
Spanish Pesta                             195,483          1,635          1,559
Swedish Krona                              10,923          1,503          1,497
Swiss Franc                                 2,607          2,255          2,163
Thailand Baht                               9,720            388            388
                                                     -----------    -----------

Total Foreign Currency                                    22,619         21,977
                                                     -----------    -----------

REPURCHASE AGREEMENTS(3.6% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                    1,372,000      1,372,000      1,372,000
                                                     -----------    -----------


TIME DEPOSITS(1.3% OF NET ASSETS)

State Street Bank & Trust Co.             484,000        484,000        484,000
  3.25%, due 9/1/95
                                                     -----------    -----------

TOTAL INVESTMENTS                                    $34,848,140    $36,679,230
                                                     -----------    -----------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
COMMON STOCKS(57.2% OF NET ASSETS)

Aerospace(2.9%)
  General Dynamics Corp.                                     4,300       $198,415
     $226,288
  General Motors Corp. Class H                               1,500         60,215
       59,812
  Lockheed Martin Corp.                                      3,200        184,765
      194,800
  Loral Corp.                                                2,200        103,235
      120,450
  McDonnell Douglas Corp.                                    1,300         80,958
      104,325
  Rockwell International Corp.                               2,900        126,692
      129,775
                                                                         --------
     --------
                                                                          754,280
      835,450
                                                                         --------
     --------
Airlines(.8%)
  AMR Corp.                                                  1,100         74,676
       77,550
  Delta Air Lines, Inc.                                      1,300         85,166
       96,688
  Northwest Airlines Corp.                                   1,700         50,400
       61,412
                                                                         --------
     --------
                                                                          210,242
      235,650
                                                                         --------
     --------
Apparel & Textiles(.8%)
  Nautica Enterprises, Inc.                                  1,900         57,439
       60,087
  St. John Knits, Inc.                                       1,100         40,064
       48,675
  Tommy Hilfiger Corp.                                       4,100         98,958
      137,350
                                                                         --------
     --------
                                                                          196,461
      246,112
                                                                         --------
     --------
Auto & Auto Related (.3%)
  Discount Auto Parts, Inc.                                  2,800         74,088
       91,350
                                                                         --------
     --------

Banking(2.7%)
  Ahmanson (H.F.) & Co.                                      2,300         56,226
       54,625
  Bank of Boston Corp.                                       3,300        137,892
      145,200
  Chase Manhattan Corp.                                      3,400        152,769
      195,500
  Morgan (J.P.) & Company, Inc.                              3,100        215,831
      225,913
  Wells Fargo & Co.                                            900        149,138
      167,737
                                                                         --------
     --------
                                                                          711,856
      788,975
                                                                         --------
     --------
Building Materials & Construction(.5%)
  Case Corp.                                                 1,900         64,875
       71,725
  USG Corp.                                                  2,200         54,398
       59,675
                                                                         --------
     --------
                                                                          119,273
      131,400
                                                                         --------
     --------
Business Equipment & Services(.6%)
  Medic Computer Systems, Inc.                               2,000         85,426
       88,000
  New England Business Service, Inc.                         4,700         85,371
       91,650
                                                                         --------
     --------
                                                                          170,797
      179,650
                                                                         --------
     --------
Chemicals(2.2%)
  FMC Corp.                                                    700         43,210
       53,900
  Goodrich (B.F.) Company                                    2,400        143,355
      142,800
  Grace (W.R.) & Co.                                         3,600        192,942
      239,850
  Monsanto Co.                                               2,200        182,886
      208,725
                                                                         --------
     --------
                                                                          562,393
      645,275
                                                                         --------
     --------
Commercial Services(1.0%)
  Alternative Resources Corp.                                1,500         36,715
       44,625
  Cambridge Technology Partners, Inc.                        2,200         73,625
       86,350
  Corrections Corporation of America                         2,500         87,713
      112,500
  Sylvan Learning Systems, Inc.                              1,900         56,002
       54,150
                                                                         --------
     --------
                                                                          254,055
      297,625
                                                                         --------
     --------
Computer Business Equipment & Services(4.4%)
  Acxiom Corporation                                         4,900        118,556
      131,688
  ALANTEC Corp.                                              1,900         71,188
       76,000
  Avid Technology, Inc.                                      1,100         42,710
       43,725
  Cognex Corp.                                               2,600         83,400
      129,675
  Davidson and Associates, Inc.                              1,600         76,981
       82,400
  Epic Design Technology, Inc.                                 500         21,604
       21,562
  Global Village Communication                               3,600         61,273
       56,250
  Hyperion Software Corp.                                    1,700         65,249
       79,050
  Inso Corp.                                                   600         41,034
       37,575
  McAfee Associates, Inc.                                    2,500         78,268
      109,687
  National Data Corp.                                        2,800         57,058
       72,100
  Optical Data Systems, Inc.                                 1,900         44,200
       62,225
  Seagate Technology, Inc.                                     800         39,206
       35,400
  Sierra Semiconductor                                         800         37,828
       39,500

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
  Storage Technology Corp.                                   2,000        $54,934
      $54,750
  StorMedia, Inc.                                            1,500         64,432
       62,250
  Wonderware Corp.                                           2,700         96,224
       93,150
  Zebra Technologies Corp.                                   1,600         94,286
       93,200
                                                                        ---------
    ---------
                                                                        1,148,431
    1,280,187
                                                                        ---------
    ---------
Conglomerates(1.1%)
  AlliedSignal Inc.                                          1,100         43,261
       48,813
  Hanson PLC                                                 7,400        136,608
      126,725
  Jardine Matheson Holdings Ltd.                             3,800         30,419
       27,360
  Textron, Inc.                                              1,700         99,168
      116,450
                                                                        ---------
    ---------
                                                                          309,456
      319,348
                                                                        ---------
    ---------
Drugs & Cosmetics(1.4%)
  American Home Products Corp.                               2,000        154,232
      154,000
  Bristol-Myers Squibb Co.                                   1,600        109,898
      109,800
  Watson Pharmaceuticals, Inc.                               3,262        106,210
      134,965
                                                                        ---------
    ---------
                                                                          370,340
      398,765
                                                                        ---------
    ---------
Electrical & Electronic Equipment(4.2%)
  Allen Group, Inc.                                          2,100         67,457
       68,513
  Cidco, Inc.                                                1,500         49,173
       52,500
  Credence Systems Corp.                                       950         23,267
       33,487
  GaSonics International                                     3,000         75,669
      104,250
  Integrated Silicon Solution, Inc.                          2,300         95,681
      114,425
  Kemet Corp.                                                2,000         88,623
      114,000
  Mattson Technology, Inc.                                   1,400         70,674
       71,750
  Micron Technology Inc.                                     1,100         45,879
       84,563
  Philips Electronics NV                                     1,400         61,750
       63,000
  Photronics, Inc.                                             500         12,237
       17,492
  S3, Inc.                                                   2,400         65,441
       94,200
  Sanmina Corp.                                              1,500         70,279
       68,250
  Silicon Valley Group, Inc.                                 2,300         77,929
       98,900
  Tyco International Ltd.                                    1,000         57,218
       59,125
  Ultratech Stepper, Inc.                                    3,000         97,807
      118,500
  Vicor Corp.                                                1,200         47,842
       56,400
                                                                        ---------
    ---------
                                                                        1,006,926
    1,219,355
                                                                        ---------
    ---------
Electric Utilities(3.4%)
  Entergy Corp.                                              7,800        192,176
      187,200
  FPL Group, Inc.                                            5,400        199,676
      209,925
  Illinova Corp.                                             5,200        120,510
      130,650
  Kansas City Power & Light Co.                              5,000        115,330
      111,875
  Unicom Corp.                                               7,600        201,507
      213,750
  Western Resources, Inc.                                    3,900        119,437
      117,975
                                                                        ---------
    ---------
                                                                          948,636
      971,375
                                                                        ---------
    ---------

Environmental Control(.5%)
  United Waste Systems, Inc.                                 3,500        119,116
      135,625
                                                                        ---------
    ---------

Financial Services(.1%)
  National Auto Credit, Inc.                                 1,500         17,837
       21,750
                                                                        ---------
    ---------

Food & Beverages(1.3%)
  Apple South, Inc.                                          2,800         61,475
       68,600
  Boston Chicken, Inc.                                       3,200         67,564
       76,800
  Dole Food Co., Inc.                                          800         26,959
       26,200
  Doubletree Corp.                                           2,100         50,900
       40,425
  Landry's Seafood Restaurants, Inc.                         3,300         62,557
       58,162
  Papa John's International, Inc.                            1,600         55,657
       64,000
  Ralcorp Holdings, Inc.                                     2,100         48,067
       47,513
                                                                        ---------
    ---------
                                                                          373,179
      381,700
                                                                        ---------
    ---------
Health Services & Hospital Supplies(3.4%)
  Baxter International Inc.                                  7,200        248,508
      280,800
  Columbia Healthcare Corp.                                  1,800         76,352
       84,600
  Community Health Systems, Inc.                             2,500         86,554
       96,250
  Express Scripts, Inc.                                      2,000         64,766
       74,000
  Gulf South Medical Supply, Inc.                            2,100         46,416
       59,325
  Idexx Laboritories, Inc.                                   2,800         79,444
       94,850

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
  Omnicare, Inc.                                             3,000        $96,655
      $99,750
  PhyCor, Inc.                                               2,000         73,832
       83,500
  Physician Sales & Service, Inc.                            1,400         61,084
       63,700
  TheraTx, Inc.                                              2,400         35,199
       31,800
                                                                        ---------
    ---------
                                                                          868,810
      968,575
                                                                        ---------
    ---------
Insurance(3.8%)
  Aetna Life & Casualty Co.                                  3,500        205,621
      238,875
  Allstate Corp.                                             4,214        126,671
      142,749
  American General Corp.                                     2,800         92,378
       98,700
  Compdent Corp.                                             2,000         47,551
       54,500
  Hartford Steam Boiler Inspection & Insurance Co.           2,400        108,718
      111,300
  Healthsource, Inc.                                         1,900         73,124
       76,000
  St. Paul Companies Inc.                                    3,200        154,912
      173,600
  TIG Holdings, Inc.                                         2,300         52,233
       58,938
  Travelers Group                                            2,800        115,920
      134,400
                                                                        ---------
    ---------
                                                                          977,128
    1,089,062
                                                                        ---------
    ---------
Iron & Steel(1.6%)
  British Steel PLC                                          5,600        163,105
      156,800
  Carpenter Technology Corp.                                 1,600         96,714
      122,000
  UNR Industries Inc.                                       25,000        156,250
      196,875
                                                                        ---------
    ---------
                                                                          416,069
      475,675
                                                                        ---------
    ---------
Leisure & Entertainment(1.0%)
  Clear Channel Communications, Inc.                         1,500         84,278
      111,937
  Mattel, Inc.                                               1,900         45,258
       55,100
  Regal Cinemas, Inc.                                        2,400         67,892
       81,600
  Station Casinos, Inc.                                      2,000         33,444
       38,750
                                                                        ---------
    ---------
                                                                          230,872
      287,387
                                                                        ---------
    ---------
Machinery & Equipment(1.1%)
  AGCO Corp.                                                 1,400         72,856
       68,075
  Electroglas, Inc.                                          1,600         87,002
      120,800
  Mark IV Industries, Inc.                                   2,200         40,066
       48,950
  Parker-Hannifin Corp.                                      1,800         62,635
       71,325
                                                                        ---------
    ---------
                                                                          262,559
      309,150
                                                                        ---------
    ---------
Manufacturing(1.4%)
  Black & Decker Corp.                                       1,700         50,910
       55,038
  FSI International, Inc.                                    3,300         75,075
      116,325
  Helix Technology Corp.                                     1,600         61,580
       81,450
  Integrated Process Equipment Corp.                         1,700         78,510
       61,412
  Lydall, Inc.                                               4,400         84,202
      105,050
                                                                        ---------
    ---------
                                                                          350,277
      419,275
                                                                        ---------
    ---------
Metals & Mining(.6%)
  IMC Global Inc.                                            1,300         66,118
       82,225
  Potash Corporation of Saskatchewan Inc.                    1,400         74,244
       79,625
                                                                        ---------
    ---------
                                                                          140,362
      161,850
                                                                        ---------
    ---------
Miscellaneous(.3%)
  Premark International, Inc.                                1,700         82,154
       89,038

                                                                        ---------
    ---------
Office Equipment(.5%)
  Xerox Corp.                                                1,100        135,962
      132,825
                                                                        ---------
    ---------

Oil & Gas(3.9%)
  Amoco Corp.                                                2,100        140,112
      133,875
  Chevron Corp.                                              4,200        203,766
      203,175
  Mobil Corp.                                                2,100        204,422
      200,025
  Panhandle Eastern Corp.                                   10,500        253,051
      262,500
  Repsol SA (ADR)                                            2,000         66,370
       63,250
  Royal Dutch Petroleum Co.                                  1,100        137,477
      131,175
  Ultramar Corp.                                             4,300        114,126
      101,588
  YPF Sociedad Anonima (ADR)                                 1,500         30,165
       26,438
                                                                        ---------
    ---------
                                                                        1,149,489
    1,122,026
                                                                        ---------
    ---------
Paper & Forest Products(.7%)
  Georgia-Pacific Corp.                                        600         47,968
       54,000
  Scott Paper Co.                                            1,600         71,570
       74,200
  Willamette Industries, Inc.                                1,200         61,175
       82,500
                                                                        ---------
    ---------
                                                                          180,713
      210,700
                                                                        ---------
    ---------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
Printing & Publishing(.2%)
  Gartner Group, Inc.                                        2,300        $65,263
      $65,263
                                                                       ----------
   ----------
Real Estate(1.1%)
  Camden Property Trust                                      4,800        102,142
      105,000
  Health & Retirement Property Trust                         6,300         95,388
       96,862
  Meditrust Corp.                                            3,100         96,289
      101,912
                                                                       ----------
   ----------
                                                                          293,819
      303,774
                                                                       ----------
   ----------
Retail Trade(3.4%)
  American Stores Co.                                        3,100         80,984
       91,063
  CDW Computer Centers, Inc.                                 1,700         64,991
       91,800
  Corporate Express, Inc.                                    3,600         70,231
       84,150
  Eckerd Corp.                                               1,700         51,355
       62,263
  General Nutrition Companies, Inc.                          3,000         89,593
      125,250
  Gymboree Corp.                                             2,000         62,399
       59,500
  Kroger Co.                                                 2,700         68,753
       88,088
  Micro Warehouse, Inc.                                      1,100         50,203
       52,525
  Sears, Roebuck & Co.                                       4,700        133,585
      152,162
  Service Merchandise Co., Inc.                              4,600         31,759
       32,775
  Sunglass Hut International, Inc.                           2,000         65,847
       85,000
  Waban, Inc.                                                2,500         46,958
       47,188
                                                                       ----------
   ----------
                                                                          816,658
      971,764
                                                                       ----------
   ----------
Technology(1.5%)
  Applied Materials, Inc.                                      600         37,375
       62,400
  Compaq Computer Corp.                                      1,800         82,388
       85,950
  Computer Associates International, Inc.                      800         51,258
       55,600
  Electronics for Imaging, Inc.                              2,200        119,274
      124,300
  International Business Machine Corp.                         900         84,707
       93,037
                                                                       ----------
   ----------
                                                                          375,002
      421,287
                                                                       ----------
   ----------
Telcommunications(1.4%)
  Ascend Communications, Inc.                                1,000         42,875
       64,500
  Aspect Telecommunications Corp.                            1,600         66,446
       76,400
  Coherent Communications Systems Corp.                      1,900         39,837
       43,225
  Ericsson LM Tel. Co.(Spons. ADR)                           3,200         54,600
       68,400
  LCI International, Inc.                                    2,100         58,056
       83,737
  Spectrian Corp.                                            1,500         70,381
       69,375
                                                                       ----------
   ----------
                                                                          332,195
      405,637
                                                                       ----------
   ----------
Telephone Utilities(2.3%)
  Ameritech Corp.                                            5,100        230,449
      261,375
  GTE Corp.                                                  5,300        181,789
      194,112
  NYNEX Corp.                                                4,400        179,419
      198,000
                                                                       ----------
   ----------
                                                                          591,657
      653,487
                                                                       ----------
   ----------
Transportation(.6%)
  Fritz Companies, Inc.                                      1,500         76,903
      106,875
  Wisconsin Central Transportation                           1,200         73,550
       71,400
                                                                       ----------
   ----------
                                                                          150,453
      178,275
                                                                       ----------
   ----------
Wholesale Trade(.2%)
  CellStar Corp.                                             1,700         39,498
       54,187
                                                                       ----------
   ----------

Total Common Stocks                                                    14,806,306
   16,498,829
                                                                       ----------
   ----------

FOREIGN COMMON STOCKS(15.0% OF NET ASSETS)

Auto & Auto Related(.6%)
  Autoliv AB (Sweden)                                        1,000         48,006
       60,439
  Michelin CGDE (France)                                     1,000         46,204
       43,402
  Shinmaywa Industries Ltd. (Japan)                          3,000         28,532
       24,854
  Valeo SA (France)                                            706         42,246
       33,706
                                                                       ----------
   ----------
                                                                          164,988
      162,401
                                                                       ----------
   ----------
Banking(1.2%)
  Banco Popular Espanol (Spain)                                400         59,340
       61,553
  Banco Santander SA (Spain)                                 1,500         58,030
       61,354
  Bangkok Bank Company Ltd. (Thailand)                       4,000         43,062
       44,693
  Deutsche Bank AG (Germany)                                 1,000         50,268
       46,269

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
  HSBC Holdings PLC (United Kingdom)                         2,000        $25,239
      $26,870
  Malayan Banking Berhad (Malaysia)                          6,000         48,028
       49,299
  Societe Generale Paris (France)                              200         23,355
       20,889
  Thai Farmers Bank Ltd. (Thailand)                          4,500         42,841
       43,815
                                                                          -------
      -------
                                                                          350,163
      354,742
                                                                          -------
      -------
Building Materials & Construction(.2%)
  Compagnie de Saint Gobain (France)                           250         33,060
       31,759
  PT Indocement Tunggal Prakar (Indonesia)                   7,000         28,144
       24,862
                                                                          -------
      -------
                                                                           61,204
       56,621
                                                                          -------
      -------
Chemicals(.3%)
  Akzo Nobel (Netherlands)                                     200         23,340
       23,594
  Bayer AG (Germany)                                           225         55,807
       58,186
                                                                          -------
      -------
                                                                           79,147
       81,780
                                                                          -------
      -------
Computer Business Equipment & Services(.4%)
  Fujitsu Ltd. (Japan)                                       9,000         96,487
       97,576
  Getronics NV (Netherlands)                                   600         27,165
       25,722
                                                                          -------
      -------
                                                                          123,652
      123,298
                                                                          -------
      -------
Conglomerates(1.0%)
  Canadian Pacific Ltd. (Canada)                             2,000         33,412
       33,507
  Hanson PLC (United Kingdom)                               13,000         47,898
       43,784
  Hutchison Whampoa Ltd. (Hong Kong)                        10,000         44,980
       48,185
  Mannesmann AG (Germany)                                      195         56,689
       61,550
  Renong Berhad (Malaysia)                                  22,000         41,297
       42,501
  Viag AG (Germany)                                            120         47,149
       46,201
                                                                          -------
      -------
                                                                          271,425
      275,728
                                                                          -------
      -------
Drugs & Cosmetics(1.7%)
  Astra AB (Sweden)                                          1,800         52,911
       59,699
  Ciba-Geigy AG (Switzerland)                                  100         70,174
       70,788
  PT Kalbe Farma (Indonesia)                                 6,000         28,248
       24,752
  Sandoz AG (Switzerland)                                      100         67,763
       72,116
  Schering AG (Germany)                                      1,000         68,742
       72,913
  SmithKline Beecham (United Kingdom)                        8,051         64,773
       74,849
  SmithKline Bch/Bec Units (United Kingdom)                  5,027         38,508
       44,024
  Zeneca Group PLC (Germany)                                 4,000         59,254
       69,533
                                                                          -------
      -------
                                                                          450,373
      488,674
                                                                          -------
      -------
Electric Utilities(.4%)
  Powergen PLC (United Kingdom)                              3,366         26,026
       30,588
  VEBA AG (Germany)                                          2,000         77,279
       76,511
                                                                          -------
      -------
                                                                          103,305
      107,099
                                                                          -------
      -------
Electrical & Electronic Equipment(2.2%)
  BBC AG Brown Boveri & Cie. (Switzerland)                      65         67,607
       68,560
  Hitachi Ltd. (Japan)                                       7,000         74,827
       76,608
  Keyence Corp. (Japan)                                        400         45,483
       51,140
  Kyocera Corp. (Japan)                                      1,000         75,913
       88,371
  Matsushita Electric Industrial Co. Ltd. (Japan)            4,000         67,996
       62,596
  Philips Electronics NV (Netherlands)                       2,000         80,364
       89,754
  Pioneer Electronic Corp. (Japan)                           1,000         21,612
       19,127
  Sony Corp. (Japan)                                         1,000         48,817
       54,618
  Sumitomo Electric Industries Ltd. (Japan)                  6,000         79,781
       77,938
  Toshiba Corp. (Japan)                                      7,000         50,198
       50,547
                                                                          -------
      -------
                                                                          612,598
      639,259
                                                                          -------
      -------
Financial Services(.6%)
  Compagnie Bancaire SA (France)                               220         23,395
       22,934
 International Nederlanden Groep NV (Netherlands)            1,000         54,145
       55,579
  Itochu Corporation (Japan)                                 4,000         28,019
       24,875
  Nichiei Co. Ltd. (Japan)                                   1,000         69,474
       57,891
                                                                          -------
      -------
                                                                          175,033
      161,279
                                                                          -------
      -------
Food & Beverages(.4%)
  Heineken NV (Netherlands)                                    550         74,674
       77,258
  Nestle SA (Switzerland)                                       50         50,532
       50,581
                                                                          -------
      -------
                                                                          125,206
      127,839
                                                                          -------
      -------
Insurance(.6%)
  AEGON N.V. (Netherlands)                                   2,000         65,174
       67,254
  Munich Reinsurance (Germany)                                  25         51,152
       50,426
  Skandia Foersaekrings AB (Sweden)                          1,300         25,518
       26,725

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
  Union des Assurances Federales SA (France)                   400        $43,070
      $40,509
                                                                          -------
      -------
                                                                          184,914
      184,914
                                                                          -------
      -------
Iron &Steel(.7%)
  Hitachi Metals Ltd. (Japan)                                2,000         25,920
       23,320
  Kawasaki Steel (Japan)                                     6,000         25,374
       20,558
  Nisshin Steel Co. Ltd. (Japan)                            12,000         48,428
       48,604
  Outokumpu Oy (Finland)                                     2,425         43,288
       45,216
  Rio Tinto-Zinc Corp. PLC (United Kingdom)                  4,000         51,448
       54,291
  Sumitomo Metal Industries (Japan)                          7,000         23,998
       19,546
                                                                          -------
      -------
                                                                          218,456
      211,535
                                                                          -------
      -------
Leisure & Entertainment(.4%)
  Carlton Communications PLC (United Kingdom)                3,300         50,416
       53,267
  Television Broadcasts Ltd. (Hong Kong)                     8,000         30,940
       29,557
  TV Francaise (TF1) (France)                                  400         39,611
       40,588
                                                                          -------
      -------
                                                                          120,967
      123,412
                                                                          -------
      -------
Machinery & Equipment(.3%)
  Mabuchi Motor Co. (Japan)                                    800         55,738
       54,250
  NSK Limited (Japan)                                        3,000         22,759
       20,221
  SMC Corp. (Japan)                                            400         23,542
       24,261
                                                                          -------
      -------
                                                                          102,039
       98,732
                                                                          -------
      -------
Metals & Mining(.1%)
  Broken Hill Proprietary Co. Ltd. (Australia)                  85            972
        1,233
  Poseidon Gold Ltd. (Australia)                             7,400         15,183
       14,409
  Western Mining Corp. Holdings Ltd. (Australia)             2,000         11,491
       13,443
                                                                          -------
      -------
                                                                           27,646
       29,085
                                                                          -------
      -------
Miscellaneous(.2%)
  SGS Societe Generale de Surveillance
    Holding SA (Switzerland)                                    30         51,157
       53,900
                                                                          -------
      -------

Office Equipment(.3%)
  Canon Inc. (Japan)                                         4,000         68,170
       72,415
                                                                          -------
      -------

Oil & Gas(1.6%)
  Ampolex Ltd. (Australia)                                  23,000         64,747
       54,297
  British Gas Corp. (United Kingdom)                         5,000         23,757
       21,535
  British Petroleum Co. Ltd. (United Kingdom)                6,000         44,154
       44,979
  Compagnie Francaise de Petroleum Total (France)            1,641        105,302
       96,396
  Enterprise Oil PLC (United Kingdom)                        7,500         50,032
       43,070
  Hong Kong & China Gas Company Ltd. (Hong Kong)            13,000         21,066
       20,488
  Imperial Oil Ltd. (Canada)                                 1,100         40,429
       39,520
  Lasmo PLC (United Kingdom)                                16,000         44,537
       43,955
  Saga Petroleum (Norway)                                    4,000         59,943
       50,183
  Societe Nationale Elf Aquitaine (France)                     554         46,349
       40,569
                                                                          -------
      -------
                                                                          500,316
      454,992
                                                                          -------
      -------
Paper & Forest Products(.3%)
  Metsa-Serla Oy (Finland)                                     950         41,313
       37,462
  Mo och Domsjo AB (Sweden)                                    800         43,544
       46,049
                                                                          -------
      -------
                                                                           84,857
       83,511
                                                                          -------
      -------
Printing & Publishing(.3%)
  De La Rue PLC (United Kingdom)                             1,526         22,362
       20,641
  Elsevier NV (Netherlands)                                  2,200         25,371
       27,826
  Wolters-Kluwer NV (Netherlands)                              400         33,854
       35,269
                                                                          -------
      -------
                                                                           81,587
       83,736
                                                                          -------
      -------
Retail Trade(.4%)
  Argyll Group PLC (United Kingdom)                          4,000         21,875
       21,853
  Carrefour Supermarche SA (France)                             90         46,489
       50,246
  LVMH Louis Vuitton Moet-Hennessy (France)                    270         53,383
       48,587
                                                                          -------
      -------
                                                                          121,747
      120,686
                                                                          -------
      -------
Telecommunications(.5%)
  Nokia AB (Finland)                                         1,200         51,834
       83,153
  Telecom Italia S.p.A (Italy)                              19,000         31,390
       30,519
  Telecom Italia Mobile S.p.A (Italy)                       19,000         22,591
       28,005
                                                                          -------
      -------
                                                                          105,815
      141,677
                                                                          -------
      -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)


          Market
                      Security                              Shares           Cost
        Value
                      --------                              ------           ----
       ------
Telephone Utilities(.2%)
  DDI Corporation(Japan)                                         5        $45,506
      $42,242
  Telefonica de Espana (Spain)                               2,000         27,735
       27,109
                                                                        ---------
    ---------
                                                                           73,241
       69,351
                                                                        ---------
    ---------
Tobacco(.1%)
  PT HM Sampoerna (Indonesia)                                4,000         31,685
       37,943
                                                                        ---------
    ---------

Total Foreign Common Stocks                                             4,289,691
    4,344,609
                                                                        ---------
    ---------


CONVERTIBLE PREFERRED STOCKS(1.1% OF NET ASSETS)

Building Materials & Construction(.4%)
 Case Corp.                                                  1,100        105,350
      106,150
                                                                        ---------
    ---------

Computer Business Equipment & Services(.3%)
 Storage Technology Corp.                                    1,500         97,505
       92,812
                                                                        ---------
    ---------

Energy Services(.4%)
  J. Ray McDermott, SA                                       2,300        142,486
      113,851
                                                                        ---------
    ---------

Total Convertible Preferred Stocks                                        345,341
      312,813
                                                                        ---------
    ---------

FOREIGN PREFERRED STOCKS(1.0% OF NET ASSETS)

Auto & Auto Related (.1%)
  Fiat S.p.A.(Italy)                                        13,500         35,936
       30,449
                                                                        ---------
    ---------

Computer Business  Equipment & Services(.2%)
  SAP AG (Germany)                                             400         41,598
       59,203
                                                                        ---------
    ---------

Conglomerates(.2%)
  RWE AG (Germany)                                             185         50,545
       50,186
                                                                        ---------
    ---------

Electric Utilities (.2%)
  CEMIG (Brazil)                                         2,000,000         40,147
       45,273
                                                                        ---------
    ---------

Financial Services(.1%)
  Banco Bradesco SA (Brazil)                             4,600,000         39,949
       44,315
                                                                        ---------
    ---------

Telecommunications(.2%)
  Telecomunicacoes de Sao Paulo SA (Brazil)                350,000         43,573
       57,486
                                                                        ---------
    ---------

Total Foreign Preferred Stocks                                            251,748
      286,912
                                                                        ---------
    ---------


CORPORATE BONDS(8.9% OF NET ASSETS)                      Principal
                                                            Amount
                                                         ---------
Apparel & Textiles(.1%)
  U.S. Leather, Inc.
    10.25%, 2003                                           $50,000         43,858
       43,250
                                                                        ---------
    ---------

Auto & Auto Related(.1%)
  Venture Holdings
     9.75%, 2004                                            50,000         43,503
       43,750
                                                                        ---------
    ---------

Chemicals(.7%)
  Building Materials Corp. of America
     0.00%, 2004                                           100,000         63,568
      $62,000
  Crain Industries, Inc.
     13.50%, 2005                                           25,000         25,000
       25,125
  G-I Holdings
     0.00%, 1998                                            50,000         36,216
       35,750
  Harris Chemical North America, Inc.
     0.00%, 2001                                            50,000         47,781
       44,500

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
          Market
                      Security                              Amount           Cost
        Value
                      --------                           ---------           ----
       ------
  LaRoche Industries, Inc.
     13.00%, 2004                                          $25,000        $25,750
      $26,250
                                                                          -------
      -------
                                                                          198,315
      193,625
                                                                          -------
      -------
Drugs & Cosmetics(.3%)
  Revlon Consumer Products Corp.
     9.375%, 2001                                           50,000         48,348
       49,125
  Revlon Worldwide Corp.
     0.00%, 1998                                            50,000         35,456
       35,375
                                                                          -------
      -------
                                                                           83,804
       84,500
                                                                          -------
      -------
Health Services & Hospital Supplies(.2%)
  Integrated Health Services, Inc.
     9.625%, 2002                                           50,000         50,000
       51,125
                                                                          -------
      -------

Iron & Steel(.3%)
  Geneva Steel Co.
     9.50%, 2004                                            25,000         21,298
       18,750
  Republic Engineered Steels, Inc.
     9.875%, 2001                                           25,000         23,580
       23,250
  Wierton Steel Corp.
    10.75%, 2005                                            50,000         49,260
       46,500
                                                                          -------
      -------
                                                                           94,138
       88,500
                                                                          -------
      -------
Leasing(.2%)
  GPA Delaware, Inc.
     8.75%, 1998                                            50,000         41,563
       44,500
                                                                          -------
      -------

Leisure & Entertainment (2.2%)
  Adelphia Communications Corp.
    12.50%, 2002                                            25,000         24,879
       25,375
  Australis Media Ltd.
     0.00%, 2003                                            75,000         39,304
       43,125
  Bally Park Place Funding
     9.25%, 2004                                            50,000         46,502
       47,125
  Bell Cablemedia PLC
     0.00%, 2004                                            75,000         50,466
       48,563
  Comcast Corp.
     9.375%, 2005                                           50,000         49,763
       50,375
  Greate Bay Property Funding
    10.875%, 2004                                           25,000         21,570
       21,750
  GNF Corp.
    10.625%, 2003                                           50,000         41,068
       43,250
  Helicon Group Ltd.
     9.00%, 2003                                            50,000         45,962
       46,125
  Kloster Cruise Ltd.
    13.00%, 2003                                            25,000         21,694
       17,750
  New World Communications Corp.
     0.00%, 1999                                            75,000         50,030
       49,125
  Santa Fe Hotel
    11.00%, 2000                                            50,000         49,278
       44,500
  Selmer Company, Inc.
    11.00%, 2005                                            50,000         50,000
       48,000
  Sinclair Broadcast Group, Inc.
    10.00%, 2005                                            50,000         50,000
       50,375
  Trump Plaza Funding
    10.875%, 2001                                           50,000         43,563
       46,000
  Trump Taj Mahal
    0.00%, 1999                                             50,000         38,437
       42,250
                                                                          -------
      -------
                                                                          622,516
      623,688
                                                                          -------
      -------
Machinery & Equipment(.2%)
  Specialty Equipment Companies, Inc.
    11.375%, 2003                                           50,000         50,500
       52,500
                                                                          -------
      -------

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
          Market
                      Security                              Amount           Cost
        Value
                      --------                           ---------           ----
       ------
Manufacturing(.9%)
  American Standard, Inc.
    0.00%, 2005                                            $50,000        $39,419
      $38,625
  Day International Group, Inc.
    11.125%, 2005                                           50,000         50,000
       52,625
  Huntsman Corp.
    10.625%, 2001                                           50,000         53,063
       53,000
  Interlake Corp.
    12.125%, 2002                                           50,000         51,000
       49,500
  International Wire Group, Inc.
    11.75%, 2005                                            50,000         50,000
       50,125
  Jordan Industries, Inc.
    10.375%, 2003                                           25,000         23,780
       23,188
                                                                          -------
      -------
                                                                          267,262
      267,063
                                                                          -------
      -------
Oil & Gas(.3%)
  Maxus Energy Corp.
     9.875%, 2002                                           50,000         47,083
       48,375
  Mesa Capital CP
     0.00%, 1998                                            50,000         48,920
       45,750
                                                                          -------
      -------
                                                                           96,003
       94,125
                                                                          -------
      -------
Paper & Forest Products(1.3%)
  Crown Packaging Holdings Ltd.
     0.00%, 2003                                           100,000         51,386
       47,500
  Doman Industries Ltd.
     8.75%, 2004                                            50,000         48,044
       47,875
  Gaylord Container Corp.
     0.00%, 2005                                            50,000         50,605
       49,750
  Grupo Industrial Durango
    12.00%, 2001                                            75,000         60,907
       66,465
  Indah Kiat Pulp & Paper Corp.
    11.875%, 2002                                           50,000         51,000
       51,000
  Malette, Inc.
    12.25%, 2004                                            50,000         54,125
       55,500
  Stone Container Corp.
     9.875%, 2001                                           50,000         49,935
       49,561
                                                                          -------
      -------
                                                                          366,002
      367,651
                                                                          -------
      -------
Printing & Publishing(.1%)
  Marvel III Holdings Inc.
     9.125%, 1998                                           25,000         23,027
       22,875
                                                                          -------
      -------

Retail Trade(1.3%)
  Dairy Mart Convenience Stores, Inc.
    10.25%, 2004                                            50,000         41,775
       42,750
  Duane Reade Corp.
    12.00%, 2002                                            50,000         45,063
       44,125
  Farm Fresh, Inc.
    12.25%, 2000                                            50,000         48,680
       47,500
  Hills Stores Co.
    10.25%, 2003                                            50,000         49,450
       46,000
  Pathmark Stores, Inc.
     0.00%, 2003                                           100,000         61,391
       65,750
  Penn Traffic Co.
     9.625%, 2005                                           50,000         47,914
       41,125
  Ralph's Grocery Co.
    11.00%, 2005                                            50,000         50,000
       47,000
  Waban, Inc.
    11.00%, 2004                                            50,000         51,750
       51,000
                                                                          -------
      -------
                                                                          396,023
      385,250
                                                                          -------
      -------
Telecommunications(.7%)
  Centennial Cellular Corp.
    10.125%, 2005                                           50,000         49,816
       49,500
  Intermedia Communications of Florida, Inc.
    13.50%, 2005                                            50,000         50,000
       52,375
  MFS Communications Company, Inc.
     0.00%, 2004                                            75,000         53,792
       55,875

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
LIFESPAN CAPITAL APPRECIATION ACCOUNT
SCHEDULE OF INVESTMENTS (Cont'd)
August 31, 1995 (Unaudited)

                                                         Principal
          Market
                      Security                              Amount           Cost
        Value
                      --------                           ---------           ----
       ------
  Nextel Communications, Inc.
     0.00%, 2004                                          $100,000        $55,357
      $48,500
                                                                      -----------
  -----------
                                                                          208,965
      206,250
                                                                      -----------
  -----------

Total Corporate Bonds                                                   2,585,479
    2,568,652
                                                                      -----------
  -----------

U.S. GOVERNMENT & AGENCY LONG-TERM OBLIGATIONS (9.4% OF NET ASSETS)

U.S. Treasury Bond
   8.125%, 2019                                            460,000        492,775
      531,875
U.S. Treasury Notes
   5.125%, 1998                                          1,550,000      1,492,106
    1,520,457
   7.250%, 2004                                            610,000        622,256
      647,265
                                                                      -----------
  -----------

Total U.S. Government & Agency Long-Term Obligations                    2,607,137
    2,699,597
                                                                      -----------
  -----------

FOREIGN CURRENCY (.1% OF NET ASSETS)

Canadian Dollar                                              1,897            349
          352
Deutsche Mark                                                6,272          4,489
        4,274
Finnish Markka                                               9,583          2,198
        2,184
French Franc                                                15,122          3,156
        2,997
Hong Kong Dollar                                            15,262          1,972
        1,972
Indonesian Rupiah                                          340,001            150
          150
Italian Lira                                               898,170            565
          553
Netherlands Guilder                                          2,417          1,492
        1,470
Norwegian Krone                                              6,800          1,080
        1,059
Pound Sterling                                                 882          1,395
        1,369
Spanish Peseta                                             171,609          1,437
        1,368
Swedish Krona                                               10,923          1,503
        1,496
Swiss Franc                                                  2,617          2,264
        2,172
Thailand Baht                                                9,720            388
          388
                                                                      -----------
  -----------

Total Foreign Currency                                                     22,438
       21,804
                                                                      -----------
  -----------



REPURCHASE AGREEMENTS(4.6% OF NET ASSETS)

State Street Bank & Trust Co.
   5.00%, due 9/1/95                                     1,324,000      1,324,000
    1,324,000
                                                                      -----------
  -----------

TIME DEPOSITS(1.8% OF NET ASSETS)

State Street Bank & Trust Co.
  3.25%, due 9/1/95                                        510,000        510,000
      510,000
                                                                      -----------
  -----------

TOTAL INVESTMENTS                                                     $26,742,140
  $28,567,216
                                                                      -----------
  -----------

Notes to Schedule of Investments
August 31, 1995 (Unaudited)

1. Aggregate gross unrealized appreciation (depreciation) as of August 31, 1995, based on cost for Federal income tax purposes, was as follows:

                                                                      Accounts
                                                                      --------
                                                       Diversified
         Capital
                                                            Income       Balanced
 Appreciation

----------------------------------------------
   Aggregate gross unrealized appreciation                $687,083      2,272,023
   $2,211,616
   Aggregate gross unrealized depreciation                (157,704)
(440,933)      (386,540)
                                                       -----------    -----------
  -----------
   Net unrealized appreciation                            $529,379     $1,831,090
   $1,825,076
                                                       -----------    -----------
  -----------

2. The aggregate cost of investments for
   Federal income tax purposes was:                    $21,337,190    $34,848,140
  $26,742,140
                                                       -----------    -----------
  -----------

3. Purchases and sales of securities
   (excluding short-term securities) for
   the two months ended August 31, 1995
   are summarized as follows:

   Purchases                                            $2,299,539     $5,418,825
   $4,950,124
   Sales                                                $1,234,206     $4,935,528
   $4,294,460

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF NET ASSETS
August 31, 1995 (Unaudited)



-------------------------------------------------

LIFESPAN

ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
             CAPITAL
                                                              INCOME
BALANCED      APPRECIATION

-------------------------------------------------
ASSETS

   Investments:
     Bonds, at market value
      (Cost $15,778,761, $13,949,898, $5,192,616)            $16,058,841
$14,121,564      $5,268,249
     Common stocks, at market value
      (Cost $4,508,977, $18,422,533, $19,095,997)              4,791,078
20,079,964      20,843,438
     Preferred stocks, at market value
      (Cost $361,452, $597,090, $597,089)                        328,650
 599,725         599,725
     Foreign currency, at market value
      (Cost $22,619, $22,438)                                         --
  21,977          21,804
     Short-term securities                                       688,000
1,856,000       1,834,000

-------------------------------------------------
                                                              21,866,569
36,679,230      28,567,216
   Cash                                                           57,357
 132,449         113,684
   Investment income receivable                                  308,136
 308,384         138,817
   Receivable from securities sold                                38,047
 638,065         191,262
   Receivable from Fund shares sold                                   --
  61,542         125,380
   Foreign currency market receivable                                 --
  39,255          39,255
   Foreign tax receivable                                             --
   4,826           4,826

-------------------------------------------------
   Total Assets                                               22,270,109
37,863,751      29,180,440

-------------------------------------------------

LIABILITIES

   Accrued expenses payable                                       44,859
  65,126          44,241
   Payable for securities purchased                               69,540
 109,538         299,613

-------------------------------------------------
   Total Liabilities                                             114,399
 174,664         343,854

-------------------------------------------------

NET ASSETS                                                   $22,155,710
$37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------

OUTSTANDING SHARES                                             2,149,005
3,514,925       2,652,171

-------------------------------------------------

-------------------------------------------------

NET ASSET VALUE PER SHARE                                         $10.31
  $10.72          $10.87

-------------------------------------------------

-------------------------------------------------

NET ASSETS CONSIST OF:
  Capital (par value and paid-in surplus)                    $21,533,496
$35,240,372     $26,617,638
  Undistributed net investment income                             19,328
 220,115         108,720
  Accumulated undistributed net realized gain                     73,507
 358,255         245,897
  Net unrealized appreciation                                    529,379
1,870,345       1,864,331

-------------------------------------------------

NET ASSETS                                                   $22,155,710
$37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF OPERATIONS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)



-------------------------------------------------

LIFESPAN

ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
             CAPITAL
                                                              INCOME
BALANCED      APPRECIATION

-------------------------------------------------
INVESTMENT INCOME
   Income:
     Interest                                                   $402,059
$443,074        $212,278
     Dividends                                                    75,153
 165,387         165,547

-------------------------------------------------
   Total Income                                                  477,212
 608,461         377,825

-------------------------------------------------

   Expenses:
     Investment advisory fees                                     52,915
 100,551          75,904
     Distribution fees                                            17,638
  29,574          22,325
     Other                                                        35,277
  53,232          40,184

-------------------------------------------------
   Total Expenses                                                105,830
 183,357         138,413

-------------------------------------------------

NET INVESTMENT INCOME                                            371,382
 425,104         239,412

-------------------------------------------------

REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
    Net realized gain on investments                              73,507
 369,161         256,932
    Net realized loss on foreign currency                             --
 (10,906)        (11,035)
    Net unrealized appreciation on investments                   529,379
1,831,090       1,825,076
    Net unrealized appreciation on foreign currency                   --
  39,255          39,255

-------------------------------------------------

NET REALIZED AND UNREALIZED
   GAIN ON INVESTMENTS                                           602,886
2,228,600       2,110,228

-------------------------------------------------

NET INCREASE IN NET ASSETS
   RESULTING FROM OPERATIONS                                    $974,268
$2,653,704
$2,349,640

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
STATEMENT OF CHANGES IN NET ASSETS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)



-------------------------------------------------

LIFESPAN

ACCOUNTS

-------------------------------------------------
                                                           DIVERSIFIED
             CAPITAL
                                                              INCOME
BALANCED      APPRECIATION

-------------------------------------------------
INCREASE IN NET ASSETS
  FROM OPERATIONS:
    Net investment income                                       $371,382
$425,104        $239,412
    Net realized gain on investments                              73,507
 369,161         256,932
    Net realized loss on foreign currency                             --
 (10,906)        (11,035)
    Net unrealized appreciation                                  529,379
1,870,345       1,864,331

-------------------------------------------------
    Net increase in net assets
      resulting from operations                                  974,268
2,653,704       2,349,640

-------------------------------------------------

  DIVIDENDS TO SHAREHOLDERS FROM:
    Net investment income                                       (352,054)
(204,989)       (130,692)
    Net realized gain from investment transactions                    --
      --              --

-------------------------------------------------
                                                                (352,054)
(204,989)       (130,692)

-------------------------------------------------

  FROM CAPITAL SHARE TRANSACTIONS:
    Net proceeds from sale of shares                          21,187,396
35,046,498      26,497,646
    Net asset value of shares issued to
      shareholders from reinvestment of dividends                346,243
 204,989         130,692
    Cost of shares reacquired                                       (143)
 (11,115)        (10,700)

-------------------------------------------------
    Increase in net assets derived from
      capital share transactions                              21,533,496
35,240,372      26,617,638

-------------------------------------------------

NET INCREASE IN NET ASSETS                                    22,155,710
37,689,087      28,836,586

NET ASSETS - BEGINNING OF PERIOD                                      --
      --              --

-------------------------------------------------

NET ASSETS - END OF PERIOD                                   $22,155,710
$37,689,087     $28,836,586

-------------------------------------------------

-------------------------------------------------

Undistributed net investment income included in
  net assets at end of period                                    $19,328
$220,115        $108,720

-------------------------------------------------

-------------------------------------------------

Undistributed net realized gain on investments
  included in net assets at end of period                        $73,507
$369,161        $256,932

-------------------------------------------------

-------------------------------------------------


The accompanying notes are an integral part of these financial statements.

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
FINANCIAL HIGHLIGHTS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)

     Selected data for a share of capital stock outstanding throughout the period:

                                        Net Realized   Distributions
                     Ratio of       Ratio of Net
                            Dividends   & Unrealized     From Net       Net Asset
  Net Asset       Operating
    Investment
Year              Net       From Net     Gain (Loss)     Realized       Value at
   Value at       Expenses to
     Income to
Ended         Investment   Investment        on           Gain on       Beginning
     End           Average
        Average
December 31     Income       Income      Investments    Investments     of Period
  of Period    Net
Assets (b)   Net Assets (b)
------------------------------------------------------------------------------
----------------------------------------
-----------
LIFESPAN DIVERSIFIED INCOME ACCOUNT
1995(a)          $.18        $(.17)         $.30           $ --          $10.00
     $10.31           1.50%
5.26%


LIFESPAN BALANCED ACCOUNT
1995(a)          $.12        $(.06)         $.66           $ --          $10.00
     $10.72           1.55%
3.59%


LIFESPAN CAPITAL APPRECIATION ACCOUNT
1995(a)          $.09        $(.05)         $.83           $ --          $10.00
     $10.87           1.55%
2.68%


                  Net
                Assets
               at End of     Annual
Portfolio     Period (in      Total
Turnover (b)  Thousands)   Return (c)
-------------------------------------
LIFESPAN DIVERSIFIED INCOME ACCOUNT
50.19%          $22,156       4.81%


LIFESPAN BALANCED ACCOUNT
81.69%          $37,689       7.83%


LIFESPAN CAPITAL APPRECIATION ACCOUNT
64.27%          $28,837       9.25%

(a) For the period from May 1, 1995 (Inception) to August 31, 1995
(b) Annualized
(c) Annual total returns do not include the effect of sales charges

CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the period from May 1, 1995 (Inception) to August 31, 1995 (Unaudited)

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund is comprised of thirteen distinct mutual funds, including the following three LifeSpan Accounts included in these financial statements: Diversified Income, Balanced and Capital Appreciation. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

     The following is a summary of significant accounting policies followed by the Fund:

     (a) Valuation of Investment Securities - Equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National Market System are valued using the last sales price when available. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by a private service retained by the custodian.

     (b) Foreign Currency Transactions - Foreign currency transactions are translated to U. S. dollars at the prevailing exchange rate on the trade date. Since investment transactions are recorded on a trade date basis, the prevailing exchange rate may differ on actual settlement date. Similarly, the prevailing exchange rate on ex-dividend or interest receivable date may vary from the date when dividends or interest are received. These differences give rise to currency gains and losses which are included as a component of investment income. For the four months ended August 31, 1995, the Balanced Account and the Capital Appreciation Account had net currency gains of $5,445 and $5,603, respectively.

     (c) Federal Income Taxes - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a separate taxable entity.

     (c) Gains and Losses - Realized gains and losses from sales of investments are determined on the identified cost basis.

     (d) Affiliate Holdings - Connecticut Mutual Life Insurance Company owns 7,905,525 shares of the three LifeSpan Accounts of the Fund as follows:
               Diversified Income       Balanced       Capital Appreciation
                    2,033,203           3,359,773            2,512,549

     (e) Other - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily basis. All expenses are accrued on a daily basis.

2.   INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS

     The Fund has an Investment Advisory Agreement with G.R. Phelps & Co., Inc. (the Investment Adviser), a wholly-owned subsidiary of Connecticut Mutual Life Insurance Company. Subject to review by the Board of Directors of the Fund, the Investment Adviser is responsible for the investment management (the buying, holding and selling of securities) for all Accounts and has engaged three Sub-Advisers to assist in the selection of portfolio investments for three of the Components of the Accounts. Scudder, Stevens
&
     Clark, Inc. is the Sub-Adviser to the International Equity Component, BEA Associates is the Sub-Adviser to the High Yield Bond Component and Pilgrim Baxter & Associates is the Sub-Adviser to the Small Cap Component. The Fund's Board of Directors has approved all Sub-Advisory Agreements. The Investment Adviser performs certain administrative services for all the Accounts.

     The Diversified Income Account, Balanced Account and Capital Appreciation Account each pay monthly to the Investment Adviser a fee equal on an annual basis to 0.75%, 0.85% and 0.85%, respectively, of the respective Accounts' first $250 million of average daily net assets and 0.65%, 0.75% and 0.75%, respectively, on such assets over $250 million.

     The investment advisory fees, which also cover certain administrative and management services, amounted to $229,370 for all Accounts for the four months ended August 31, 1995. As compensation for their services to the Accounts, the Sub-Advisers received the following fees for the four months ended August 31, 1995: Scudder, Stevens & Clark, Inc. - $25,965, BEA Associates - $16,189 and Pilgrim Baxter & Associates - $22,597. For the four months ended August 31, 1995, the Investment Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $130,800 related to sales charges deducted from proceeds for shares sold.

     On May 1, 1995, each Account adopted a distribution plan (Plan) in accordance with the requirements of Rule 12b-1 of the Investment Company Act of 1940. Under each Plan, each Account pays G. R. Phelps & Co., Inc. (the Distributor) a fee as reimbursement for its expenditures incurred in distributing and servicing shares of the Account. The Accounts accrue fees daily and pay fees monthly to the Distributor at an annual rate of 0.25% of each Account's average daily net assets. For the four months ended August 31, 1995, the Distributor received $69,537 in fees from these Accounts.

3.   DISTRIBUTIONS TO SHAREHOLDERS

     Dividends from net investment income are declared and paid monthly for the Diversified Income Account and semi-annually for the Balanced and Capital Appreciation Accounts. All net realized capital gains, if any, are declared and paid at least annually.

4.   CAPITAL STOCK

     The authorized capital stock of the Fund at August 31, 1995 consisted of 3,000,000,000 shares of common stock, par value $0.001 per share. The shares of stock are divided among thirteen separate Accounts, three of which are indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

     Transactions in capital stock were as follows:

                                         For the period from May 1, 1995
(Inception)
                                         to August 31, 1995

--------------------------------------------
                                        Diversified                     Capital
                                          Income        Balanced     Appreciation

--------------------------------------------
     Shares authorized (in millions)           200            200            200

--------------------------------------------

--------------------------------------------

     Shares sold                         2,115,288      3,496,008      2,640,518
     Shares issued to shareholders
       from reinvestment of dividends       33,731         19,960         12,688

--------------------------------------------
         Total issued                    2,149,019      3,515,968      2,653,206
     Shares reacquired                         (14)        (1,043)        (1,035)

--------------------------------------------

     Net increase                        2,149,005      3,514,925      2,652,171

--------------------------------------------

--------------------------------------------

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                          ---------------------------
                               1995 ANNUAL REPORT
DEAR CMIA SHAREHOLDER:
      The stock and bond markets both turned in impressive performances last year, making 1995 a banner year for investors. It was a year in which the Dow Jones Industrial Average exceeded 5200 and the yield on the 30-year Treasury bond dropped by almost 200 basis points.
      What went right for the markets in 1995? Just about everything that mattered.
      We entered the year with a strong economy. The Central Bank, in a tightening mode, had been increasing interest rates to head off inflation. The November elections brought victory for the Republicans in Congress, signalling a better political time for markets.
      As expected, the increasing interest
rates of 1994 and early 1995 put the
brakes on the economy, slowing it
sufficiently to avoid higher inflation,
but not enough to cause a recession. The
Fed began to ease its grip on interest
rates, the dollar gathered strength, and inflation remained stagnant -- setting a positive tone for the bond market and providing a good backdrop for the stock market.
      At the same time, corporate earnings
grew vigorously and the federal government continued moving toward greater fiscal responsibility -- contributing to a superlative year for the stock market.
      Because our portfolio managers were
anticipating this type of environment,
Connecticut Mutual Investment Accounts
(CMIA) investors were able to capitalize on market trends. All of the CMIA funds performed well in their respective categories.
      The CMIA Liquid Account, as with all
money market funds, responded to lower
inflation and lower interest rates with
modest returns. The CMIA Liquid Fund was up 5.11 percent for the 12 months ended
December 31, 1995 -- in line with the
category average of 5.37 percent,
according to Lipper Analytical Services,
Inc.
      The CMIA Income Account was up 11.72
percent, compared with the category
average increase of 10.84 percent for the 12 months ended December 31, 1995, according to Lipper. The Fund was well-positioned for a decreasing interest rate environment and held maturities that were a little longer than the average bond fund.
      The CMIA Total Return Account, with
a mix of stocks, bonds and cash, ended the 12 months with a 23.95 percent increase, according to Lipper. The Fund maintained its strict asset allocation discipline, but a slight underweight in stocks contributed to its underperformance. The category average was 25.16 percent.
      The CMIA Growth Account boasted a
36.40 percent gain in the 12 months ended
December 31, 1995, according to Lipper,
outperforming the category average
increase of 30.79 percent. The Fund's
investment discipline of looking for
stocks with low P/Es and positive earnings surprise contributed to its impressive results.
      The CMIA Government Securities
Account performed well, turning in a gain of 17.90 percent and outperforming the category average of 17.34 percent for the 12 months, according to Lipper. The Fund continued to de-emphasize mortgage-backed securities and held bonds with maturities a little longer than average.
      We are certainly pleased with the performance of CMIA throughout 1995, and we will continue to monitor economic and market conditions to help maintain CMIA's position as a top-performing mutual fund.
      You likely will find that the expertise of our investment professionals is even more valuable as we grapple with the federal budget battle and anticipate the Presidential elections in the months ahead.

ECONOMIC FORECAST: FIRST AND SECOND QUARTERS 1996
    A look ahead at 1996 shows a continuation of 1995, with low inflation, a slow economy and continued reductions in interest rates by the Fed. This scenario --
               combined with a strong dollar and decreasing rates overseas -- provides a favorable backdrop for the bond market.
                     In the bond market, the ingredients for still lower yields are present, but most of the rally seems to be behind us. With our inflation forecast of 2 percent, long-term treasury yields should be about 6 percent.
                     A strong bond market and low interest rates should fuel
               more growth in the stock market. That growth could, however, be dampened by a lag in corporate earnings. Lackluster corporate earnings could introduce downward pressures on the market and create some volatility.

                     Our investment managers also are keeping a close eye on
               Washington. Although the current battle over the federal budget signifies another step in the march toward fiscal responsibility, it could create short-term volatility in the markets. The presidential election in November bears watching as well.
                     Overall, the fundamentals are extraordinarily bullish: a
               slowing economy, no inflation, improving prospects of a balanced federal budget and falling short-term interest rates. Until these dynamics change, we look forward to another strong year in the financial markets.

               SUMMARY
                   For most investors, the current bull market is a dream come true. But, anyone who has watched the markets over time knows that circumstances can change quickly and double-digit returns can easily dwindle.
                     Successful investors anticipate those ups and downs and
               ride them out -- because they know that, in the long run, the stock market has provided financial rewards. That why we, too, stick to a tried and true investment discipline designed to work in good times and in bad, over time.
                     On the whole, we are pleased with the results of CMIA for
               1995 and we hope you share our enthusiasm and optimism for the coming year. If you want to know more about CMIA and the options available to you, talk to your registered representative or call 1-800-234-5606.

               David E. Sams, Jr.
               PRESIDENT AND CHIEF EXECUTIVE OFFICER
               CONNECTICUT MUTUAL LIFE INSURANCE COMPANY
                                      THE CMIA ACCOUNTS

LIQUID
The objective of this Account is to achieve as high a level of current income as possible consistent with safety of principal and maintenance of liquidity by investing in money market instruments.

GOVERNMENT SECURITIES
The Account seeks to provide a high level of current income with a high degree of safety of principal by investing in securities issued by, or guaranteed as to principal and interest by, the U.S. Government, its agencies, or authorities or instrumentalities and by obligations that are fully collateralized or otherwise fully backed by U.S. Government Securities.*

INCOME
This objective of this Account is to obtain a high level of current income consistent with prudent investment risk and preservation of capital, by investing primarily in fixed-income debt securities that generally mature within five years of purchase.

TOTAL RETURN
This Account attempts to maximize over time the return achieved from capital appreciation and income by varying the allocation of the Account's assets among stocks, corporate bonds, securities issued by the U.S. Government, and money market instruments of the type acquired respectively by the Growth Account, the Government Securities Account, the Income Account and the Liquid Account.

GROWTH
This Account invests in common stock with low price-earnings ratios and better than anticipated earnings, with the goal of long-term growth of capital.

           PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE PERFORMANCE.
LIPPER RANKINGS DO NOT TAKE INTO CONSIDERATION THE EFFECT OF SALES CHARGES AND HAD SALES CHARGES BEEN INCLUDED, THE PERFORMANCE RANKINGS WOULD HAVE BEEN LESS FAVORABLE.
* THE GOVERNMENT BACKING APPLIES ONLY TO THE TIMELY PAYMENT OF PRINCIPAL AND INTEREST AND DOES NOT APPLY TO THE SHARES OF THE FUND.

THIS MATERIAL IS INTENDED FOR USE ONLY WHEN ACCOMPANIED OR PRECEDED BY A PROSPECTUS.

                                 LIQUID ACCOUNT

The CMIA Liquid Account showed a 5.11 percent increase -- about comparable with the Lipper category average of 5.37 percent -- for the year ended December 31, 1995.

Money market yields were modest, consistent with low interest rates and low inflation in 1995. We expect interest rates to remain low and money markets to continue producing low yields

Over time, however, the CMIA Liquid Account has turned in respectable results, with a 20.5% return for the five years ended December 31, 1995, according to Lipper Analytical Services, Inc.

SCHEDULE TO PROSPECTUS OF CMIA LIQUID ACCOUNT

Graphic material included in Prospectus of CMIA Liquid Account: "Comparison of Total Return of CMIA Liquid Account with the Consumer Price Index -- Change in Value of $10,000 Hypothetical Investments in CMIA Liquid Account and the Consumer Price Index."

Linear graphs will be included in the Prospectus of CMIA Liquid Account (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund. The graph will cover the period from 12/31/85 through 12/31/95. The graph will compare such values with hypothetical $10,000 investments over the same time periods in the Consumer Price Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer Price Index, is set forth in the Prospectus under "Performance of the Fund -- Comparing the Fund's Performance to the Market."

    FISCAL
    PERIOD   CMIA
    ENDED    LIQUID FUND  CPI
-----------  -----------  ---------
  12/31/85       10,000      10,000
  12/31/86       10,603      10,119
  12/31/87       11,236      10,566
  12/31/88       12,003      11,032
  12/31/89       13,027      11,543
  12/31/90       14,008      12,265
  12/31/91       14,751      12,630
  12/31/92       15,177      13,005
  12/31/93       15,525      13,361
  12/31/94       16,054      13,708
  12/31/95       16,875      14,064

Comparative performance of $10,000 invested in the CMIA Liquid Account and the Consumer Price Index. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation. AN INVESTMENT IN THE LIQUID ACCOUNT IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE IS NO ASSURANCE THAT THE MONEY MARKET INSTRUMENTS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE.

Past performance is not predictive of future performance.
--------------------------------------------------------------------------------

*FOR PERIODS ENDED 12/31/95. THE W/O SC RETURNS DO NOT REFLECT THE EFFECTS OF SALES CHARGES. THE W/ SC ASSUMES THE CURRENT MAXIMUM INITIAL SALES CHARGES OF 2.00% FOR THE INCOME ACCOUNT, 4.00% FOR THE GOVERNMENT
SECURITIES ACCOUNT AND 5.00% FOR THE TOTAL RETURN AND GROWTH ACCOUNTS. THE LIQUID ACCOUNT HAS NO INITIAL SALES CHARGES.

ALL PORTFOLIOS BECAME EFFECTIVE SEPTEMBER 16, 1985 EXCEPT FOR THE LIQUID ACCOUNT WHICH WAS FIRST OFFERED TO THE PUBLIC ON MARCH 31, 1982.

STANDARD RETURNS ARE NET OF FUND EXPENSES AND INCLUDE REINVESTMENT OF DIVIDENDS AND CAPITAL GAINS.

1LIPPER RANKINGS DO NOT TAKE INTO CONSIDERATION THE EFFECT OF SALES CHARGES AND HAD SALES CHARGES BEEN INCLUDED, THE PERFORMANCE RANKINGS MAY HAVE BEEN LESS FAVORABLE.



                                   GOVERNMENT
                                   SECURITIES
                                    ACCOUNT

The CMIA Government Securities Account outperformed the competition, turning in a 17.90 percent return for the year ended December 31, 1996, compared with
17.34 percent for the Lipper category average.

We continued to de-emphasize mortgage-backed securities, which tend to underperform in periods of falling interest rates. We also maintained bonds with maturities a little longer than average, which paid off well in last year's falling rate environment.

We will continue with these strategies as we look for interest rates to remain low and the bond market to remain healthy.

Over the past five years ended December 31, 1995, the CMIA Government Securities Account has provided a return of 51.67 percent.

SCHEDULE TO PROSPECTUS OF CMIA GOVERNMENT SECURITIES ACCOUNT

Graphic material included in Prospectus of CMIA Government Securities
Account:  "Comparison of  Total Return of CMIA Government Securities Account
 with the Consumer Price Index and the Merrill Lynch Government Master Index -- Change in Value of $10,000 Hypothetical Investments in CMIA Government Securities Account and the Consumer Price Index and the Merrill Lynch Government Master Index."

Linear graphs will be included in the Prospectus of CMIA Government Securities Account (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund. The graph will cover the period from 12/31/85 through 12/31/95. The graph will compare such values with hypothetical $10,000 investments over the same time periods in the Consumer Price Index and the Merrill Lynch Government Master Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer Price Index and Merrill Lynch Government Master Index, is set forth in the Prospectus under "Performance of the Fund -- Comparing the Fund's Performance to the Market."


             CMIA
    FISCAL   GOVERNMENT            MERRILL LYNCH
    PERIOD   SECURITIES            GOVERNMENT
    ENDED    FUND       CPI        MASTER INDEX
-----------  ---------  ---------  -------------
  12/31/85      10,000     10,000       10,000
  12/31/86      10,719     10,119       11,539
  12/31/87      11,076     10,566       11,789
  12/31/88      11,961     11,032       12,627
  12/31/89      13,648     11,543       14,412
  12/31/90      14,936     12,265       15,684
  12/31/91      17,181     12,630       18,069
  12/31/92      18,224     13,005       19,376
  12/31/93      19,966     13,361       21,435
  12/31/94      19,132     13,708       20,743
  12/31/95      22,558     14,064       24,540

Comparative  performance  of  $10,000   invested  in  the  CMIA   Government
Securities Account, the Merrill Lynch Government Master Index and the Consumer Price Index. The Merrill Lynch Government Master Index represents a broad index of unmanaged Government bonds not adjusted for expenses. If portfolio expenses had been applied to the index, its ending value would have been lower. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Past performance is not predictive of future performance.


                                 INCOME ACCOUNT

The CMIA Income Account had another very competitive year, providing a return of 11.72 percent -- compared with the Lipper category average of 10.84 percent for other investment guide short-term bond funds.

The Fund continued to invest in high quality corporate bonds and was well-positioned for the declining interest rate environment. In line with our economic views, we held bonds with slightly longer than average maturities. We continued our conservative management approach and maintained relatively stable net asset values.

The CMIA Income account, in fact, was cited by U.S. NEWS & WORLD REPORT on January 29, 1996 as one of the "best funds for the long haul" -- funds that are "tops at rewarding investors over time."

Over the past five years ended December 31, 1996, the CMIA Income Account has rewarded investors handsomely with a 46.26 percent return, according to Lipper.

As interest rates and inflation remain low, we expect bond funds such as the CMIA Income Account to continue to perform well.

SCHEDULE TO PROSPECTUS OF CMIA INCOME ACCOUNT

Graphic material included in Prospectus of CMIA Income
Account:  "Comparison of  Total Return of CMIA Income Account
with the Consumer Price Index and the Salomon Brothers 1-3 Year
Treasury/Government Sponsored/Corporate Index -- Change in Value of $10,000 Hypothetical Investments in CMIA Income
Account and the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index."

Linear graphs will be included in the Prospectus of CMIA Income Account (the "Fund") depicting the initial account value and subsequent account value of a hypothetical $10,000 investment in the Fund. The graph will cover the period from 12/31/85 through 12/31/95. The graph will compare such values with hypothetical $10,000 investments over the same time periods in the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index. Set forth below are the relevant data points that will appear on the linear graph. Additional information with respect to the foregoing, including a description of the Consumer Price Index and the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index, is set forth in the Prospectus under "Performance of the Fund -- Comparing the Fund's Performance to the Market."

                                     SALOMON
                                     BROTHERS
                                     1-3 YEAR
                                     TREASURY/
    FISCAL                           GOVERNMENT
    PERIOD   CMIA                    SPONSORED/
    ENDED    INCOME FUND  CPI        CORPORATE INDEX
-----------  -----------  ---------  ---------------
  12/31/85       10,000      10,000        10,000
  12/31/86       10,900      10,119        11,046
  12/31/87       11,121      10,566        11,677
  12/31/88       11,886      11,032        12,424
  12/31/89       13,001      11,543        13,782
  12/31/90       13,824      12,265        15,119
  12/31/91       15,789      12,630        16,911
  12/31/92       16,831      13,005        18,002
  12/31/93       18,173      13,361        19,017
  12/31/94       18,097      13,708        19,133
  12/31/95       20,227      14,064        21,216

Comparative performance of $10,000 invested in the CMIA Income Account, the Salomon Brothers 1-3 Year Treasury/Government Sponsored/Corporate Index and the Consumer Price Index. The Salomon Brothers Index represents an unmanaged group of bonds not adjusted for operating expenses. If portfolio operating expenses had been applied to the index, its ending value would have been lower. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

In the fourth quarter of 1987, the Income Account investment objectives changed from a general bond fund to investing primarily in fixed-income debt securities that generally mature within five years of purchase.

Past performance is not predictive of future performance.

                                  TOTAL RETURN
                                    ACCOUNT

The CMIA Total Return Account posted a 23.95 percent increase for the year ended December 31, 1995, performing near the Lipper category average of 25.16 percent.

This Fund holds stocks, bonds and cash -- each managed with the same investment disciplines used in our CMIA stock, bond and money market accounts. In addition, we vary the mix of stocks, bonds and cash in line with a quantitatively based, value-oriented asset allocation discipline.

Although the return of the Total Return Account was excellent last year, it was below the category average because of a slight underweight in stocks. We maintained our stock weighting near 40 percent for most of the year, consistent with our asset allocation discipline.

The impact of imbalance in the stock/bond weighting was lessened somewhat by our good stock selection -- producing about average performance.

Over time, the CMIA Total Return Account has provided healthy returns:

                                                    Five Years  Ten Years
CMIA                                                   98.13%    211.15%
Avg. Balanced Fund                                     85.12%    196.14%

Comparative performance of $10,000 invested in the CMIA Total Return Account, the Merrill Lynch Corporate & Government Master Index, the S&P 500 and the Consumer Price Index. The Merrill Lynch Government Corporate Master Index represents an unmanaged group of bonds not adjusted for operating expenses. The S&P 500 represents a broad index of unmanaged securities not adjusted for expenses. If portfolio expenses had been applied to these indices, their ending values would have been lower. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Past performance is not predictive of future performance.


                                 GROWTH ACCOUNT

The CMIA Growth Account had a strong year in 1995, returning 36.40 percent to investors, according to Lipper Analytical Services Inc. That performance outshone the average growth fund, which Lipper said returned 30.79 percent.

The Growth Account's stellar performance can be attributed to two factors. First was our consistent strategy of buying stocks with low price-earnings ratios and positive earnings surprise. Second was the fund's strong performance in the fourth quarter -- a quarter in which other stock funds were battered by the underperformance of technology stocks. Because we adhered to our discipline and didn't chase after the technology stock fad, we were able to avoid the fall and come out ahead.

Our discipline calls for us to find stocks that are undervalued and out of favor but are starting to show earnings momentum. This discipline has worked well over time as evidenced by the long-term results of the CMIA Growth Fund:


                                                      Five Years Ten Years
CMIA                                                     151.12%  298.62%
Avg. Growth Fund                                         113.44%  251.83%
SOURCE: LIPPER ANALYTICAL SERVICES

The  CMIA Growth Fund was  cited by U.S. NEWS &  WORLD REPORT in its January
29,  1996,   issue  as   one  of   the   "best  funds   for  the   long   haul."

Comparative performance of $10,000 invested in the CMIA Growth Account, the S&P 500 and the Consumer Price Index. The S&P 500 represents a broad index of unmanaged securities not adjusted for expenses. If portfolio expenses had been applied to the index, its ending value would have been lower. The Consumer Price Index is an unmanaged index and represents price changes in a broad market basket of consumer goods and is indicative of the rate of inflation.

Disclaimer:

Past performance is not indicative of future performance.

                               CONNECTICUT MUTUAL

                           INVESTMENT ACCOUNTS, INC.

 F  I N A N  C I A L
 S T A T E  M E N T  S

----------DECEMBER
31,
     1995

                                 Liquid Account
                         Government Securities Account
                                 Income Account
                              Total Return Account
                                 Growth Account

 PERFORMANCE -- TOTAL RETURN*

SALES CHARGE ADJUSTED PERFORMANCE AS OF 12/31/95* -- AFTER EXPENSES

                                                                   AVERAGE
ANNUALIZED
             ACCOUNTS                     ONE YEAR           FIVE YEAR
  TEN YEAR        SINCE INCEPTION
   LIQUID**                                  5.11      %         3.79      %
     5.37      %         6.44     %
   GOVERNMENT SECURITIES                    13.18      %         7.71      %
     8.48      %         9.17     %
   INCOME                                    7.29      %         7.03      %
     7.30      %         7.87     %
   TOTAL RETURN                             17.75      %        13.48      %
    11.45      %        12.17     %
   GROWTH                                   29.58      %        19.00      %
    14.25      %        14.93     %

                                           30 DAY
                                       CURRENT YIELD
             ACCOUNTS                  AS OF 12/31/95
   LIQUID**                                  4.72      %
   GOVERNMENT SECURITIES                     4.89      %
   INCOME                                    5.41      %
   TOTAL RETURN
   GROWTH

   Sales Charge Adjusted Performance assumes the current initial sales charge reduces portfolio performance and was paid at the beginning of each period shown. The current maximum initial sales charges are 4.00% for the Government Securities and Income Accounts and 5.00% for the Total Return and Growth Accounts. The Liquid Account has no initial sales charge.

ACTUAL PORTFOLIO PERFORMANCE AS OF 12/31/95* -- AFTER EXPENSES

                                                                   AVERAGE
ANNUALIZED
             ACCOUNTS                     ONE YEAR           FIVE YEAR
  TEN YEAR        SINCE INCEPTION
   LIQUID**                                  5.11      %         3.79      %
     5.37      %         6.44     %
   GOVERNMENT SECURITIES                    17.90      %         8.59      %
     8.92      %         9.61     %
   INCOME                                   11.77      %         7.91      %
     7.74      %         8.30     %
   TOTAL RETURN                             23.95      %        14.65      %
    12.02      %        12.73     %
   GROWTH                                   36.40      %        20.23      %
    14.84      %        15.50     %

                                           7-DAY
                                       CURRENT YIELD
             ACCOUNTS                  AS OF 12/31/95
   LIQUID**                                  4.73      %
   GOVERNMENT SECURITIES
   INCOME
   TOTAL RETURN
   GROWTH

   Actual Portflio Performance assumes the initial sales charge is paid by a client in a prior period and is not reflected on this table.

   All portfolios became effective September 16, 1985 except for the Liquid Account which was first offered to the public on March 31, 1982.

   * Total Return figures include reinvestment of all dividends and capital gains. Performance data quoted represents past performance. The investment return and principal values of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

   ** There can be no assurance that the Liquid Account will be able to maintain a stable net asset value of $1.00 per share. An investment in the Liquid Account is neither insured not guaranteed by the U.S. Government.

 SCHEDULE OF INVESTMENTS                                  CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31, 1995

LIQUID ACCOUNT

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               COMMERCIAL PAPER
                (95.9% OF NET ASSETS)
               American Express Credit Corp.
 $ 1,300,000   5.60%, due 3/5/96                    $ 1,300,000
     950,000   5.63%, due 3/20/96                       950,000
     700,000   5.53%, due 3/29/96                       700,000
               American Home Products Corp.
   1,500,000      5.60%, due 3/4/96                   1,485,300
               Anheuser-Busch Companies, Inc.
   1,000,000      5.55%, due 3/6/96                     989,979
               Banc One Corp.
   1,600,000      5.68%, due 1/19/96                  1,595,456
               Beneficial Corp.
     800,000   5.66%, due 1/3/96                        799,748
   1,500,000   5.50%, due 4/8/96                      1,477,542
               Cargill, Inc.
   1,500,000   5.65%, due 1/16/96                     1,496,469
   1,000,000   5.55%, due 3/4/96                        990,287
               Cargill Financial Services Corp.
   1,000,000      5.52%, due 6/3/96                     976,387
               Carolina Telephone & Telegraph Co.
     775,000      5.87%, due 1/2/96                     774,874
               Clorox Company
   1,125,000      5.53%, due 3/11/96                  1,112,903
               Corporate Asset Funding Co., Inc.
   1,500,000   5.67%, due 1/24/96                     1,494,566
   1,100,000   5.625%, due 2/22/96                    1,091,062
               Corporate Receivables Corp.
     725,000   5.68%, due 2/6/96                        720,882
   1,500,000   5.68%, due 2/7/96                      1,491,243
               Electronic Data Systems Corp.
   1,500,000      5.70%, due 1/4/96                   1,499,287
               Ford Motor Credit Co.
   1,300,000   5.55%, due 1/12/96                     1,297,795
   1,400,000   5.69%, due 2/5/96                      1,400,000
     910,000   5.69%, due 2/12/96                       910,000
               Gateway Fuel Co.
   1,500,000      5.63%, due 1/26/96                  1,494,135
               General Electric Capital Corp.
   1,000,000   5.58%, due 2/8/96                        994,110
   1,000,000   5.65%, due 2/16/96                       992,781
   1,000,000   5.58%, due 4/4/96                        985,430
     500,000   5.50%, due 4/15/96                       491,979
               Golden Peanut Co.
   2,130,000      5.62%, due 3/7/96                   2,108,054
               Heinz (H.J.) Co.
   1,000,000   5.80%, due 1/30/96                       995,328
   2,000,000   5.75%, due 2/2/96                      1,989,778
               Hewlett-Packard Co.
   1,050,000   5.70%, due 1/2/96                      1,049,834
   1,000,000   5.42%, due 3/19/96                       988,257
               Household Finance Corp.
   1,000,000      5.70%, due 2/9/96                     993,825
               International Lease Finance Corp.
   1,100,000   5.67%, due 1/11/96                     1,098,267
   2,220,000   5.65%, due 2/26/96                     2,200,489
               McGraw-Hill Inc.
   1,500,000      5.52%, due 3/11/96                  1,483,900

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               MCI Communications Corp.
 $ 1,000,000   5.53%, due 2/28/96                   $   991,091
               Merrill Lynch & Co., Inc.
   1,250,000   5.72%, due 1/18/96                     1,246,624
   1,000,000   5.63%, due 2/21/96                       992,024
               Monsanto Co.
   1,000,000      5.80%, due 1/23/96                    996,456
               Morgan (J.P.) & Company, Inc.
   1,100,000   5.58%, due 3/15/96                     1,087,383
   1,500,000   5.45%, due 3/18/96                     1,482,515
               Morgan Guaranty Trust Co.
   1,000,000      5.57%, due 3/1/96                     990,717
               National Rural Utilities
                Cooperative Finance Corp.
   1,100,000      5.68%, due 1/9/96                   1,098,612
               Norwest Corp.
   1,600,000      5.67%, due 2/23/96                  1,586,644
               PHH Corporation
   1,500,000   5.68%, due 1/8/96                      1,498,343
   1,000,000   5.65%, due 1/17/96                       997,489
   1,000,000   5.70%, due 1/29/96                       995,567
               Penney (J.C.) Funding Corp.
   1,500,000      5.60%, due 2/29/96                  1,486,233
               Republic National Bank of New York
   2,000,000      5.57%, due 2/1/96                   1,990,407
               Swiss Bank Corp.
   1,000,000      5.67%, due 3/25/96                    999,769
               Tampa Electric Co.
   1,200,000      5.67%, due 1/29/96                  1,194,708
               Transamerica Finance Corp.
   1,000,000   5.60%, due 1/5/96                        999,378
   1,400,000   5.65%, due 1/5/96                      1,399,121
   1,090,000   5.71%, due 1/16/96                     1,087,407
               U.S. Bancorp
   1,000,000   5.55%, due 2/13/96                       993,371
   2,450,000   5.50%, due 2/22/96                     2,430,536
               Xerox Corp.
   1,500,000   5.70%, due 1/10/96                     1,497,862
   1,150,000   5.69%, due 1/17/96                     1,147,092
   1,100,000   5.70%, due 1/22/96                     1,096,342
                                                    -----------
               TOTAL COMMERCIAL PAPER
                (COST $72,705,638)                   72,705,638
                                                    -----------
               U.S. AGENCY SHORT-TERM OBLIGATIONS
                (4.0% OF NET ASSETS)
               Student Loan Marketing Assn.
   2,000,000      5.23%, due 5/14/96                  2,000,000
               U.S. Treasury Note
   1,000,000      6.125%, due 7/31/96                 1,001,875
                                                    -----------
               TOTAL U.S. AGENCY SHORT-TERM
                OBLIGATIONS (COST $3,001,875)         3,001,875
                                                    -----------
               TOTAL INVESTMENTS
                (COST $75,707,513)                  $75,707,513
                                                    -----------
                                                    -----------

2  The accompanying notes are an integral part of these financial statements.

GOVERNMENT SECURITIES ACCOUNT                    INCOME ACCOUNT


3

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               U.S. GOVERNMENT & AGENCY LONG-TERM
                OBLIGATIONS
                (97.4% OF NET ASSETS)
                Federal National Mortgage Assn.
 $   870,467      7.00%, 2019                       $   876,178
                Government National Mortgage Assn.
      62,393     11.50%, 1998                            65,980
      31,954      9.50%, 2001                            33,581
      46,713      7.25%, 2005                            48,844
     297,452      7.50%, 2006                           310,260
     187,668      8.00%, 2006                           197,716
     450,852      8.00%, 2007                           470,293
     168,055      8.25%, 2008                           177,600
      78,352      9.00%, 2008                            83,871
     501,423      9.00%, 2009                           537,000
      74,173     13.00%, 2011                            88,057
       3,408     13.50%, 2011                             4,099
      52,664     14.00%, 2011                            64,316
      31,389     15.00%, 2011                            38,461
       3,466     12.00%, 2012                             4,018
     107,759     13.50%, 2012                           128,856
     166,026     15.00%, 2012                           203,214
     104,227     11.50%, 2013                           119,329
      44,287     13.00%, 2013                            52,482
     174,954     13.50%, 2013                           210,436
      82,420     12.00%, 2014                            95,813
     280,426     12.50%, 2014                           330,306
     137,371     13.00%, 2014                           163,084
       1,406     13.50%, 2014                             1,692
     422,135      7.375%, 2017                          428,995
     391,370     10.00%, 2019                           430,749
      62,082     12.50%, 2019                            72,113
   2,092,796      6.50%, 2023                         2,075,782
   1,251,999      7.00%, 2023                         1,267,350
                U.S. Treasury Bond
   8,500,000      9.25%, 2016                        11,683,505
                U.S. Treasury Notes
   3,500,000      8.875%, 1997                        3,725,295
   6,750,000      9.25%, 1998                         7,403,872
   2,500,000      6.75%, 1999                         2,614,050
   1,500,000      9.125%, 1999                        1,673,910
   2,500,000      7.50%, 2001                         2,753,525
   4,050,000     11.75%, 2001                         5,201,091
   4,450,000      7.25%, 2004                         4,948,533
                                                    -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $46,462,748)                   48,584,256
                                                    -----------
               REPURCHASE AGREEMENTS*
                (.7% OF NET ASSETS)
                State Street Bank & Trust Co.
                  4.75%, due 1/2/96 (COST
     377,000     $377,000)                              377,000
                                                    -----------
               TOTAL INVESTMENTS
                (COST $46,839,748)                  $48,961,256
                                                    -----------
                                                    -----------


   *Repurchase agreements are fully collateralized by U.S. Government obligations.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               CORPORATE BONDS
                (68.7% OF NET ASSETS)
               AEROSPACE (1.7%)
                British Aerospace Finance BV
 $   300,000      8.00%, 1997                       $   309,000
                Coltec Industries Inc.
     250,000      9.75%, 2000                           257,500
                                                    -----------
                                                        566,500
                                                    -----------
               AIRLINES (1.6%)
                Southwest Airlines Co.
     500,000      9.25%, 1998                           533,600
                                                    -----------
               AUTO & AUTO RELATED (2.4%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                           513,800
                Ford Motor Co.
     286,301      6.27%, 2000                           289,261
                                                    -----------
                                                        803,061
                                                    -----------
               BANKING (8.6%)
                Barnett Banks, Inc.
     325,000      8.50%, 1999                           351,111
                Chemical Banking Corp.
     325,000      6.625%, 1998                          331,269
                Citicorp
     325,000      9.46%, 1996                           328,731
                First Fidelity Bancorporation
     325,000      8.50%, 1998                           342,885
                First Union Corp.
     325,000      6.75%, 1998                           331,103
                Home Savings of America
     500,000     10.50%, 1997                           504,475
                Mellon Financial Co.
     325,000      6.50%, 1997                           330,223
                Security Pacific Corp.
     325,000      7.75%, 1996                           331,097
                                                    -----------
                                                      2,850,894
                                                    -----------
               BROKER/DEALER (1.0%)
                Merrill Lynch & Co., Inc.
     325,000      8.25%, 1996                           330,912
                                                    -----------
               CHEMICALS (2.0%)
                FMC Corp.
     250,000      8.75%, 1999                           269,248
                Lyondell Petrochemical Co.
     400,000      8.25%, 1997                           410,320
                                                    -----------
                                                        679,568
                                                    -----------
               CONGLOMERATES (1.2%)
                Tenneco, Inc.
     375,000     10.00%, 1998                           412,237
                                                    -----------
               ELECTRIC UTILITIES (3.8%)
                Consumers Power Co.
     250,000      8.75%, 1998                           263,335
                Long Island Lighting Co.
     500,000      8.75%, 1996                           506,145

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
                Midwest Power Systems Inc.
 $   500,000      6.25%, 1998                       $   505,235
                                                    -----------
                                                      1,274,715
                                                    -----------
               ELECTRICAL & ELECTRONIC EQUIPMENT
                (1.5%)
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                           502,105
                                                    -----------
               FINANCIAL SERVICES (13.0%)
                American General Finance Corp.
     300,000      8.50%, 1998                           320,706
                Associates Corp. of North America
     300,000      7.40%, 1999                           316,149
                Avco Financial Services, Inc.
     500,000      5.875%, 1997                          501,975
                Banque Nationale de Paris
     205,000      9.875%, 1998                          224,157
                Beneficial Corp.
     500,000      9.125%, 1998                          534,940
                Countrywide Funding Corp.
     300,000      6.57%, 1997                           304,269
                General Motors Acceptance Corp.
     500,000      5.65%, 1997                           500,675
                Green Tree Financial Corp.
     250,000      7.70%, 2019                           260,232
                Household Financial
                 Corporation Ltd.
     250,000      6.00%, 1998                           251,853
                Household International
                 Netherlands BV
     250,000      6.00%, 1999                           251,222
                Norwest Financial, Inc.
     325,000      6.50%, 1997                           330,275
                Transamerica Finance Group, Inc.
     500,000      7.42%, 1998                           517,065
                                                    -----------
                                                      4,313,518
                                                    -----------
               FOOD & BEVERAGES (4.6%)
                ConAgra, Inc.
     500,000      9.75%, 1997                           532,925
                Grand Metropolitan Investment
                 Corp.
     325,000      8.125%, 1996                          329,602
                Nabisco Brands Inc.
     325,000      8.00%, 2000                           345,443
                Seagram Company Ltd.
     300,000      9.75%, 2000                           304,167
                                                    -----------
                                                      1,512,137
                                                    -----------
               INSURANCE (1.2%)
                SunAmerica Inc.
     370,000      9.00%, 1999                           399,186
                                                    -----------
               LEASING (2.6%)
                Penske Truck Leasing Co.
     325,000      7.75%, 1999                           339,417
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                           511,645
                                                    -----------
                                                        851,062
                                                    -----------

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               LEISURE & ENTERTAINMENT (.8%)
                Blockbuster Entertainment Corp.
 $   250,000      6.625%, 1998                      $   252,798
                                                    -----------
               MANUFACTURING (.8%)
                First Brands Corp.
     265,000      9.125%, 1999                          273,679
                                                    -----------
               MORTGAGE-BACKED SECURITIES (2.9%)
                GE Capital Mortgage Services, Inc.
     135,893      6.50%, 2024                           135,596
                Housing Securities, Inc.
     193,964      7.25%, 2012                           196,752
                Ryland Mortgage Securities Corp.
     413,677      8.339%, 2030                          417,167
                Salomon Brothers, Inc.
     239,258      0.00%, 2017 (principal only)          174,881
     161,680     12.50%, 2017                            44,664
                                                    -----------
                                                        969,060
                                                    -----------
               OFFICE EQUIPMENT (.8%)
                Xerox Corp.
     270,000      9.20%, 1999                           274,450
                                                    -----------
               OIL & GAS (6.8%)
                Arkla, Inc.
     505,000      9.875%, 1997                          525,513
                Coastal Corp.
     325,000      8.75%, 1999                           350,681
                Empresa Columbia de Petroleos
     250,000      7.25%, 1998                           249,375
                Florida Gas Transmission Co.
     500,000      7.75%, 1997                           516,745
                Phillips Petroleum Co.
     458,313      7.53%, 1998                           470,781
                Transcontinental Gas Pipe Line
                 Corp.
     150,000      9.00%, 1996                           153,974
                                                    -----------
                                                      2,267,069
                                                    -----------
               PAPER & FOREST PRODUCTS (2.0%)
                Celulosa Arauco y Constitucion SA
     350,000      7.25%, 1998                           359,187
                Georgia-Pacific Corp.
     300,000      9.85%, 1997                           316,293
                                                    -----------
                                                        675,480
                                                    -----------
               PRINTING & PUBLISHING (2.6%)
                Reed Publishing USA Inc.
     325,000      7.24%, 1997                           330,986
                Time Warner Inc.
     500,000      7.45%, 1998                           513,925
                                                    -----------
                                                        844,911
                                                    -----------
               RETAIL TRADE (1.0%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                           322,965
                                                    -----------
               SAVINGS & LOAN (1.1%)
                Golden West Financial Corp.
     325,000      8.625%, 1998                          346,986
                                                    -----------

4  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                           MARKET
   AMOUNT                   SECURITY                   VALUE
               TELECOMMUNICATIONS (.9%)
                Tele-Communications, Inc.
 $   315,000      5.28%, 1996                       $   313,743
                                                    -----------
               TELEPHONE UTILITIES (1.9%)
                GTE Corp.
     300,000      8.85%, 1998                           319,845
                MCI Communications Corp.
     300,000      7.625%, 1996                          304,779
                                                    -----------
                                                        624,624
                                                    -----------
               TOBACCO (1.9%)
                B.A.T Capital Corp.
     300,000      6.66%, 2000                           306,930
                Philip Morris Companies Inc.
     300,000      8.75%, 1996                           308,247
                                                    -----------
                                                        615,177
                                                    -----------
               TOTAL CORPORATE BONDS
                (COST $22,975,602)                   22,810,437
                                                    -----------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (25.6% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
     130,372      5.50%, 1997                           129,241
     369,783   5.50%, 1998                              366,199
                Federal National Mortgage Assn.
     813,043      7.50%, 2008                           836,158
     822,819   7.00%, 2009                              837,983
     250,000   6.00%, 2019                              249,295
                Government National Mortgage Assn.
     387,056      7.00%, 2009                           396,004
      45,963   13.00%, 2014                              54,566
               U.S. Treasury Notes
   3,350,000   6.75%, 1999                            3,502,827
   1,950,000   7.75%, 1999                            2,116,062
                                                    -----------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS (COST
                $8,352,192)                           8,488,335
                                                    -----------
               COMMERCIAL PAPER
                (3.8% OF NET ASSETS)
                Carolina Telephone & Telegraph Co.
   1,250,000      5.87%, due 1/2/96                   1,249,796
                                                    -----------
               TOTAL INVESTMENTS
                 (COST $32,577,590)                 $32,548,568
                                                    -----------
                                                    -----------

TOTAL RETURN ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (42.5% OF NET ASSETS)
               AEROSPACE (4.2%)
      22,600    General Dynamics Corp.               $1,336,225
      29,671    Lockheed Martin Corp.                 2,344,009
      80,300    Loral Corp.                           2,840,612
      19,000    McDonnell Douglas Corp.               1,748,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      17,600    Rockwell International Corp.         $  930,600
                                                    ------------
                                                      9,199,446
                                                    ------------
               AIRLINES (1.5%)
      12,400    AMR Corp.                               920,700
      15,900    Delta Air Lines, Inc.                 1,174,612
      25,100    Northwest Airlines Corp.              1,280,100
                                                    ------------
                                                      3,375,412
                                                    ------------
               BANKING (4.0%)
      42,800    Bank of Boston Corp.                  1,979,500
      12,600    Bankers Trust New York Corp.            837,900
      32,400    Chase Manhattan Corp.                 1,964,250
      21,300    Morgan (J.P.) & Company, Inc.         1,709,325
      34,100    PNC Bank Corp.                        1,099,725
       5,400    Wells Fargo & Co.                     1,166,400
                                                    ------------
                                                      8,757,100
                                                    ------------
               BUILDING MATERIALS & CONSTRUCTION
                (.5%)
      33,800    USG Corp.                             1,014,000
                                                    ------------
               CHEMICALS (4.0%)
       9,600    Cabot Corp.                             517,200
      16,000    FMC Corp.                             1,082,000
      15,000    Goodrich (B.F.) Co.                   1,021,875
      28,800    Grace (W.R.) & Co.                    1,702,800
      39,600    IMC Global, Inc.                      1,618,650
      12,000    Monsanto Co.                          1,470,000
                Potash Corporation of Saskatchewan
      19,800     Inc.                                 1,403,325
                                                    ------------
                                                      8,815,850
                                                    ------------
               CONGLOMERATES (1.5%)
      26,000    Textron, Inc.                         1,755,000
      41,600    Tyco International Ltd.               1,482,000
                                                    ------------
                                                      3,237,000
                                                    ------------
               DRUGS & COSMETICS (.4%)
       9,500    American Home Products Corp.            921,500
                                                    ------------
               ELECTRIC UTILITIES (3.0%)
      50,700    Entergy Corp.                         1,482,975
      37,300    FPL Group, Inc.                       1,729,787
      33,900    Illinova Corp.                        1,017,000
      10,600    Texas Utilities Co.                     435,925
      54,300    Unicom Corp.                          1,778,325
                                                    ------------
                                                      6,444,012
                                                    ------------
               FOOD & BEVERAGES (.4%)
      24,100    Dole Food Company, Inc.                 843,500
                                                    ------------
               HEALTH SERVICES & HOSPITAL SUPPLIES
                (1.6%)
      24,100    Baxter International Inc.             1,009,188
      28,700    Columbia Healthcare Corp.             1,456,525
      44,300    OrNda HealthCorp.                     1,029,975
                                                    ------------
                                                      3,495,688
                                                    ------------
               INSURANCE (4.2%)
      26,500    Aetna Life & Casualty Co.             1,835,125

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      41,381    Allstate Corp.                       $1,701,794
      12,600    CIGNA Corp.                           1,300,950
      15,300    St. Paul Companies Inc.                 851,062
      36,100    TIG Holdings, Inc.                    1,028,850
      39,200    Travelers Group                       2,464,700
                                                    ------------
                                                      9,182,481
                                                    ------------
               LEISURE RELATED (.5%)
      37,675    Mattel, Inc.                          1,158,506
                                                    ------------
               MACHINERY & EQUIPMENT (2.3%)
      26,300    AGCO Corp.                            1,341,300
      38,400    Case Corp.                            1,756,800
      11,400    Harnischfeger Industries, Inc.          379,050
      33,390    Mark IV Industries, Inc.                659,453
      25,650    Parker-Hannifin Corp.                   878,513
                                                    ------------
                                                      5,015,116
                                                    ------------
               MANUFACTURING (.4%)
      25,300    Black & Decker Corp.                    891,825
                                                    ------------
               MISCELLANEOUS (.8%)
      35,800    Premark International, Inc.           1,812,375
                                                    ------------
               OFFICE EQUIPMENT (.8%)
      12,400    Xerox Corp.                           1,698,800
                                                    ------------
               OIL & GAS (3.3%)
      13,400    Amoco Corp.                             963,125
      26,400    Chevron Corp.                         1,386,000
      16,400    Mobil Corp.                           1,836,800
      71,200    Panhandle Eastern Corp.               1,984,700
       8,000    Royal Dutch Petroleum Co.             1,129,000
                                                    ------------
                                                      7,299,625
                                                    ------------
               PAPER & FOREST PRODUCTS (.9%)
      24,336    Kimberly-Clark Corp.                  2,013,804
                                                    ------------
               REAL ESTATE (.1%)
       8,033    Castle & Cooke Inc.                     134,558
                                                    ------------
               RETAIL TRADE (2.5%)
      25,100    Eckerd Corp.                          1,120,088
      49,700    Kroger Co.                            1,863,750
      42,700    Sears, Roebuck & Co.                  1,665,300
      37,100    Service Merchandise Co., Inc.           185,500
      37,000    Waban Inc.                              693,750
                                                    ------------
                                                      5,528,388
                                                    ------------
               SAVINGS & LOAN (.5%)
      39,000    Ahmanson (H.F.) & Co.                 1,033,500
                                                    ------------
               TECHNOLOGY (2.8%)
      26,000    Compaq Computer Corp.                 1,248,000
      21,200    Conner Peripherals, Inc.                445,200
      20,900    Seagate Technology Inc.                 992,750
      30,600    Storage Technology Corp.                730,575
      38,600    Stratus Computer, Inc.                1,336,525
      28,000    Sun Microsystems, Inc.                1,277,500
                                                    ------------
                                                      6,030,550
                                                    ------------
               TELEPHONE UTILITIES (2.3%)
      31,400    Ameritech Corp.                       1,852,600

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      37,100    GTE Corp.                            $1,632,400
      27,200    NYNEX Corp.                           1,468,800
                                                    ------------
                                                      4,953,800
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $70,464,960)                   92,856,836
                                                    ------------
  PRINCIPAL    CORPORATE BONDS
   AMOUNT       (16.3% OF NET ASSETS)
               AEROSPACE (.4%)
                British Aerospace Finance BV
 $   500,000      8.00%, 1997                           515,000
                Coltec Industries, Inc.
     250,000      9.75%, 2000                           257,500
                                                    ------------
                                                        772,500
                                                    ------------
               AUTO & AUTO RELATED (.2%)
                Burmah Castrol Capital, Ltd.
     500,000      7.00%, 1997                           513,800
                                                    ------------
               BANKING (1.2%)
                BankAmerica Corp.
     500,000      6.00%, 1997                           503,515
                Chemical Banking Corp.
     250,000     10.125%, 2000                          293,310
                First Fidelity Bancorporation
     500,000      8.50%, 1998                           527,515
                Fleet Financial Group, Inc.
     250,000      9.90%, 2001                           292,550
                Marshall & Ilsley Corp.
     500,000      6.95%, 1997                           508,285
                Mellon Financial Co.
     400,000      6.50%, 1997                           406,428
                                                    ------------
                                                      2,531,603
                                                    ------------
               CHEMICALS (1.4%)
                FMC Corp.
     500,000      8.75%, 1999                           538,495
                Lyondell Petrochemical Co.
   1,100,000      8.25%, 1997                         1,128,380
                Morton International, Inc.
     500,000      9.25%, 2020                           653,780
                PPG Industries, Inc.
     250,000      9.00%, 2021                           320,792
                Reliance Industries Ltd.
     400,000      8.125%, 2005                          402,000
                                                    ------------
                                                      3,043,447
                                                    ------------
               CONGLOMERATES (.7%)
                Norsk Hydro
     500,000      8.75%, 2001                           562,500
                Tenneco Credit Corp.
     500,000      9.25%, 1996                           513,235
                Tenneco, Inc.
     375,000     10.00%, 1998                           412,238
                                                    ------------
                                                      1,487,973
                                                    ------------
               DRUGS & COSMETICS (.5%)
                Procter & Gamble Co.
     250,000      9.36%, 2021                           319,375

6  The accompanying notes are an integral part of these financial statements.

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Roche Holdings Inc.
 $   950,000      2.75%, 2000                        $  845,500
                                                    ------------
                                                      1,164,875
                                                    ------------
               ELECTRIC UTILITIES (.3%)
                Long Island Lighting Co.
     500,000      8.75%, 1996                           506,145
                Public Service Co. of New
                 Hampshire
     250,000      8.875%, 1996                          252,733
                                                    ------------
                                                        758,878
                                                    ------------
               ELECTRICAL & ELECTRONIC
                EQUIPMENT (.5%)
                Electrolux
     500,000      7.75%, 1997                           514,062
                Westinghouse Electric Corp.
     500,000      7.75%, 1996                           502,105
                                                    ------------
                                                      1,016,167
                                                    ------------
               FINANCIAL SERVICES (4.2%)
                American General Finance Corp.
     500,000      7.70%, 1997                           517,670
     500,000      8.50%, 1998                           534,510
                Aristar, Inc.
     250,000      8.125%, 1997                          260,955
                Associates Corp. of North America
     500,000      6.75%, 1999                           514,915
                Countrywide Funding Corp.
     250,000      6.57%, 1997                           253,557
     500,000      6.085%, 1999                          503,090
                Fleet Mortgage Corp.
   1,000,000      6.125%, 1997                        1,006,130
     250,000      6.50%, 1999                           255,380
                Ford Motor Credit Co.
     500,000      8.00%, 1997                           520,760
     500,000      6.25%, 1998                           507,455
                General Motors Acceptance Corp.
   1,000,000      5.65%, 1997                         1,001,350
     750,000      7.75%, 1997                           766,673
                Green Tree Financial Corp.
     500,000      8.00%, 2020                           524,375
                Household Financial Corporation
                 Ltd.
     250,000      6.00%, 1998                           251,853
                Household International
                 Netherlands BV
     500,000      6.00%, 1999                           502,445
                Norwest Financial, Inc.
     500,000      6.50%, 1997                           508,115
                Transamerica Finance Corp.
     500,000      6.75%, 1997                           508,240
     250,000      6.80%, 1999                           257,702
                                                    ------------
                                                      9,195,175
                                                    ------------
               FOOD & BEVERAGES (1.0%)
                Bass America Inc.
     250,000      6.75%, 1999                           257,310
                ConAgra, Inc.
     500,000      9.75%, 1997                           532,925

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                Nabisco Brands Inc.
 $   500,000      8.00%, 2000                        $  531,450
                Seagram Company Ltd.
     950,000      9.75%, 2000                           963,195
                                                    ------------
                                                      2,284,880
                                                    ------------
               INSURANCE (.2%)
                SunAmerica Inc.
     450,000      9.00%, 1999                           485,496
                                                    ------------
               LEASING (.8%)
                Penske Truck Leasing Co.
     750,000      7.75%, 1999                           783,270
                PHH Corp.
     350,000      6.50%, 2000                           357,360
                U.S. Leasing International Inc.
     500,000      7.00%, 1997                           511,645
                                                    ------------
                                                      1,652,275
                                                    ------------
               LEISURE & ENTERTAINMENT (.2%)
                Blockbuster Entertainment Corp.
     500,000      6.625%, 1998                          505,595
                                                    ------------
               MANUFACTURING (.2%)
                Black & Decker Corp.
     400,000      6.625%, 2000                          408,032
                                                    ------------
               MORTGAGE-BACKED SECURITIES (.2%)
                Fleet Mortgage Securities, Inc.
      20,523      8.25%, 2023                            20,523
                Housing Securities, Inc.
     310,342      7.25%, 2012                           314,803
                                                    ------------
                                                        335,326
                                                    ------------
               OIL & GAS (2.0%)
                Arkla, Inc.
     750,000      9.875%, 1997                          780,465
                BP America, Inc.
     500,000      8.875%, 1997                          530,165
                Coastal Corp.
     500,000      8.125%, 2002                          546,885
                Petroliam Nasional Berhad
     500,000      6.875%, 2003                          518,635
                Phillips Petroleum Co.
     916,625      7.53%, 1998                           941,561
                TransCanada Pipelines Ltd.
     500,000      9.875%, 2021                          672,620
                Transco Energy Co.
     250,000      9.625%, 2000                          282,693
                                                    ------------
                                                      4,273,024
                                                    ------------
               PAPER & FOREST PRODUCTS (.6%)
                Celulosa Arauco y Constitucion SA
     500,000      7.25%, 1998                           513,125
                Georgia-Pacific Corp.
     750,000      9.85%, 1997                           790,732
                                                    ------------
                                                      1,303,857
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               PRINTING & PUBLISHING (.5%)
                Reed Elsevier, Inc.
 $   400,000      6.625%, 2023                       $  390,224
                Time Warner Inc.
     700,000      7.45%, 1998                           719,495
                                                    ------------
                                                      1,109,719
                                                    ------------
               RETAIL TRADE (.1%)
                Sears, Roebuck & Co.
     300,000      8.39%, 1999                           322,965
                                                    ------------
               SAVINGS & LOAN (.2%)
                Golden West Financial Corp.
     500,000     10.25%, 1997                           529,240
                                                    ------------
               TELECOMMUNICATIONS (.2%)
                Tele-Communications, Inc.
     400,000      7.15%, 1998                           409,100
                                                    ------------
               TELEPHONE UTILITIES (.6%)
                GTE Corp.
     750,000      8.85%, 1998                           799,612
                MCI Communications Corp.
     500,000      7.125%, 2000                          520,950
                                                    ------------
                                                      1,320,562
                                                    ------------
               TRANSPORTATION (.1%)
                Federal Express Corp.
     250,000      6.25%, 1998                           252,062
                                                    ------------
               TOTAL CORPORATE BONDS
                (COST $34,849,067)                   35,676,551
                                                    ------------
               U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (18.3% OF NET ASSETS)
                Federal Home Loan Mortgage Corp.
   1,000,000      6.00%, 2007                           955,930
                Federal National Mortgage Assn.
   1,207,257      7.50%, 2008                         1,241,580
     800,000   6.00%, 2019                              797,744
     653,381   7.00%, 2022                              618,262
                Government National Mortgage Assn.
     645,858      7.00%, 2009                           660,791
     944,737   7.50%, 2009                              976,914
     574,570   8.00%, 2017                              603,919
   2,492,635   6.50%, 2023                            2,472,370
   3,625,377   6.50%, 2024                            3,595,903
   1,133,072   7.00%, 2024                            1,146,522
               U.S. Treasury Bonds
   2,150,000   7.50%, 2016                            2,520,875
   8,250,000   8.75%, 2017                           10,910,625
     550,000   8.125%, 2019                             691,537
               U.S. Treasury Notes
   3,120,000   6.75%, 1999                            3,262,335
     250,000   9.125%, 1999                             278,985
   2,500,000   7.50%, 2001                            2,753,525
     300,000   5.75%, 2003                              303,609
   5,620,000   7.25%, 2004                            6,249,609
                                                    ------------
               TOTAL U.S. GOVERNMENT & AGENCY
                LONG-TERM OBLIGATIONS
                (COST $36,540,338)                   40,041,035
                                                    ------------

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
               FOREIGN GOVERNMENT BONDS
                (.4% OF NET ASSETS)
                Fomento Economico Mexicano
 $   450,000      9.50%, 1997                        $  447,188
                Republic of Columbia
     300,000      7.125%, 1998                          300,000
                United Mexican States
     250,000      6.97%, 2000                           205,000
                                                    ------------
               TOTAL FOREIGN GOVERNMENT BONDS
                (COST $989,997)                         952,188
                                                    ------------
               COMMERCIAL PAPER
                (22.7% OF NET ASSETS)
                Beneficial Corp.
   4,075,000      5.77%, due 1/2/96                   4,074,347
                Carolina Telephone & Telegraph Co.
   1,125,000      5.88%, due 1/5/96                   1,124,265
                Corporate Receivables Corp.
   3,395,000      5.85%, due 1/9/96                   3,390,586
                Duke Power Co.
   4,050,000      5.70%, due 1/5/96                   4,047,435
                Ford Motor Credit Co.
   4,152,000      5.80%, due 1/3/96                   4,152,000
                General Electric Capital Corp.
   3,747,000      5.80%, due 1/10/96                  3,747,000
                GTE California, Inc.
   4,800,000      5.79%, due 1/8/96                   4,794,596
                Household Finance Corp.
   2,015,000      5.77%, due 1/11/96                  2,011,770
                International Lease Finance Corp.
   2,553,000      5.74%, due 1/4/96                   2,551,779
                Johnson Controls, Inc.
   1,250,000      5.90%, due 1/2/96                   1,249,795
                Oklahoma Gas & Electric Co.
   3,300,000      5.75%, due 1/5/96                   3,297,892
                Pacific Gas & Electric Co.
   3,000,000      5.75%, due 1/16/96                  2,992,813
                PHH Corp.
   5,750,000      5.85%, due 1/19/96                  5,733,181
                U S West Communications, Inc.
   4,360,000      5.70%, due 1/4/96                   4,357,929
                Xerox Corp.
   2,150,000      5.70%, due 1/11/96                  2,146,596
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $49,671,984)                   49,671,984
                                                    ------------
               TOTAL INVESTMENTS
                (COST $192,516,346)                 2$19,198,594
                                                    ------------
                                                    ------------

GROWTH ACCOUNT

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
               COMMON STOCKS
                (90.8% OF NET ASSETS)
               AEROSPACE (8.9%)
      25,400    General Dynamics Corp.               $1,501,775

8  The accompanying notes are an integral part of these financial statements.

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      31,371    Lockheed Martin Corp.                $2,478,309
      83,400    Loral Corp.                           2,950,275
      24,500    McDonnell Douglas Corp.               2,254,000
      26,900    Rockwell International Corp.          1,422,338
                                                    ------------
                                                     10,606,697
                                                    ------------
               AIRLINES (3.2%)
      15,700    AMR Corp.                             1,165,725
      14,400    Delta Air Lines, Inc.                 1,063,800
      30,000    Northwest Airlines Corp.              1,530,000
                                                    ------------
                                                      3,759,525
                                                    ------------
               BANKING (9.0%)
      48,500    Bank of Boston Corp.                  2,243,125
      16,800    Bankers Trust New York Corp.          1,117,200
      35,200    Chase Manhattan Corp.                 2,134,000
      30,000    Morgan (J.P.) & Company, Inc.         2,407,500
      45,700    PNC Bank Corp.                        1,473,825
       6,300    Wells Fargo & Co.                     1,360,800
                                                    ------------
                                                     10,736,450
                                                    ------------
               BUILDING MATERIALS &
                CONSTRUCTION (1.1%)
      42,400    USG Corp.                             1,272,000
                                                    ------------
               CHEMICALS (9.0%)
      12,900    Cabot Corp.                             694,988
      18,400    FMC Corp.                             1,244,300
      20,300    Goodrich (B.F.) Co.                   1,382,938
      28,700    Grace (W.R.) & Co.                    1,696,887
      54,700    IMC Global, Inc.                      2,235,863
      13,800    Monsanto Co.                          1,690,500
                Potash Corporation of Saskatchewan
      24,100     Inc.                                 1,708,087
                                                    ------------
                                                     10,653,563
                                                    ------------
               CONGLOMERATES (3.4%)
      31,800    Textron, Inc.                         2,146,500
      51,800    Tyco International Ltd.               1,845,375
                                                    ------------
                                                      3,991,875
                                                    ------------
               DRUGS & COSMETICS (.8%)
       9,900    American Home Products Corp.            960,300
                                                    ------------
               ELECTRIC UTILITIES (6.0%)
      62,500    Entergy Corp.                         1,828,125
      35,600    FPL Group, Inc.                       1,650,950
      35,000    Illinova Corp.                        1,050,000
      14,400    Texas Utilities Co.                     592,200
      62,600    Unicom Corp.                          2,050,150
                                                    ------------
                                                      7,171,425
                                                    ------------
               FOOD & BEVERAGES (.9%)
      30,400    Dole Food Company, Inc.               1,064,000
                                                    ------------
               HEALTH SERVICES & HOSPITAL
                SUPPLIES (3.3%)
      23,200    Baxter International Inc.               971,500
      32,700    Columbia Healthcare Corp.             1,659,525
      57,000    OrNda HealthCorp                      1,325,250
                                                    ------------
                                                      3,956,275
                                                    ------------
               INSURANCE (8.6%)
      24,000    Aetna Life & Casualty Co.             1,662,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      46,827    Allstate Corp.                       $1,925,760
      16,100    CIGNA Corp.                           1,662,325
      26,700    St. Paul Companies Inc.               1,485,187
      36,400    TIG Holdings, Inc.                    1,037,400
      39,500    Travelers Group                       2,483,563
                                                    ------------
                                                     10,256,235
                                                    ------------
               LEISURE RELATED (.9%)
      35,968    Mattel, Inc.                          1,106,016
                                                    ------------
               MACHINERY & EQUIPMENT (5.3%)
      32,600    AGCO Corp.                            1,662,600
      44,000    Case Corp.                            2,013,000
      15,200    Harnischfeger Industries, Inc.          505,400
      38,955    Mark IV Industries, Inc.                769,361
      37,400    Parker-Hannifin Corp.                 1,280,950
                                                    ------------
                                                      6,231,311
                                                    ------------
               MANUFACTURING (.9%)
      30,000    Black & Decker Corp.                  1,057,500
                                                    ------------
               MISCELLANEOUS (1.7%)
      39,000    Premark International, Inc.           1,974,375
                                                    ------------
               OFFICE EQUIPMENT (1.5%)
      12,700    Xerox Corp.                           1,739,900
                                                    ------------
               OIL & GAS (7.0%)
      16,400    Amoco Corp.                           1,178,750
      32,200    Chevron Corp.                         1,690,500
      18,900    Mobil Corp.                           2,116,800
      73,100    Panhandle Eastern Corp.               2,037,663
       9,400    Royal Dutch Petroleum Co.             1,326,575
                                                    ------------
                                                      8,350,288
                                                    ------------
               PAPER & FOREST PRODUCTS (1.5%)
      21,996    Kimberly-Clark Corp.                  1,820,169
                                                    ------------
               REAL ESTATE (.1%)
      10,133    Castle & Cooke Inc.                     169,733
                                                    ------------
               RETAIL TRADE (5.4%)
      29,200    Eckerd Corp.                          1,303,050
      52,300    Kroger Co.                            1,961,250
      53,100    Sears, Roebuck & Co.                  2,070,900
      46,900    Service Merchandise Co., Inc.           234,500
      45,300    Waban Inc.                              849,375
                                                    ------------
                                                      6,419,075
                                                    ------------
               SAVINGS & LOAN (.9%)
      40,400    Ahmanson (H.F.) & Co.                 1,070,600
                                                    ------------
               TECHNOLOGY (6.4%)
      31,500    Compaq Computer Corp.                 1,512,000
      26,500    Conner Peripherals, Inc.                556,500
      25,600    Seagate Technology Inc.               1,216,000
      47,300    Storage Technology Corp.              1,129,288
      44,300    Stratus Computer, Inc.                1,533,887
      35,800    Sun Microsystems, Inc.                1,633,375
                                                    ------------
                                                      7,581,050
                                                    ------------
               TELEPHONE UTILITIES (5.0%)
      33,000    Ameritech Corp.                       1,947,000

  NUMBER OF                                            MARKET
   SHARES                   SECURITY                   VALUE
      44,500    GTE Corp.                            $1,958,000
      37,300    NYNEX Corp.                           2,014,200
                                                    ------------
                                                      5,919,200
                                                    ------------
               TOTAL COMMON STOCKS
                (COST $82,143,516)                  107,867,562
                                                    ------------
  PRINCIPAL    COMMERCIAL PAPER
   AMOUNT       (10.9% OF NET ASSETS)
                Beneficial Corp.
 $ 2,020,000      5.83%, due 1/8/96                   2,017,710
                Carolina Telephone & Telegraph Co.
   2,225,000      5.88%, due 1/5/96                   2,223,546
                Ford Motor Credit Co.
     652,000      5.75%, due 1/3/96                     652,000

  PRINCIPAL                                            MARKET
   AMOUNT                   SECURITY                   VALUE
                General Electric Capital Corp.
 $ 2,210,000      5.80%, due 1/3/96                  $2,210,000
                Gillette Co.
   1,855,000      5.80%, due 1/5/96                   1,853,805
                Household Finance Corp.
   2,000,000      5.90%, due 1/4/96                   1,999,017
                U S West Communications, Inc.
   1,970,000      5.70%, due 1/2/96                   1,969,688
                                                    ------------
               TOTAL COMMERCIAL PAPER
                (COST $12,925,766)                   12,925,766
                                                    ------------
               TOTAL INVESTMENTS
                (COST $95,069,282)                  1$20,793,328
                                                    ------------
                                                    ------------

NOTES TO SCHEDULE OF INVESTMENTS December 31, 1995

                                                                              A
C C O U N T S
1. Aggregate gross unrealized appreciation
   (depreciation) as of December 31, 1995,
   based on cost for Federal income tax                          GOVERNMENT
                   TOTAL
   purposes, was as follows:                       LIQUID        SECURITIES
   INCOME          RETURN          GROWTH
    Aggregate gross unrealized appreciation      $       --      $2,294,937
 $  435,777     $ 27,208,985     $25,984,836
    Aggregate gross unrealized depreciation              --        (173,429)
   (464,799)        (526,737)      (260,790)
                                               --------------  --------------
--------------  --------------  --------------
    Net unrealized appreciation
     (depreciation)                              $       --      $2,121,508
 $  (29,022)    $ 26,682,248     $25,724,046
                                               --------------  --------------
--------------  --------------  --------------
                                               --------------  --------------
--------------  --------------  --------------
2. The aggregate cost of investments for
   Federal income tax purposes was:              $75,707,513     $46,839,748
 $32,577,590    $192,516,346     $95,069,282
                                               --------------  --------------
--------------  --------------  --------------
                                               --------------  --------------
--------------  --------------  --------------
3. Purchases and sales of securities
   (excluding short-term securities) for the
   year ended December 31, 1995 are
   summarized as follows:
    Purchases                                    $       --      $27,090,969
 $23,653,745    $ 88,015,567     $70,697,765
    Sales                                        $       --      $41,107,836
 $37,629,462    $115,330,077     $61,274,945

10 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF NET ASSETS                                  CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31, 1995


A C C O U N T S
                                                                  GOVERNMENT
                    TOTAL
                                                    LIQUID        SECURITIES
    INCOME          RETURN          GROWTH
  ASSETS
    Investments:
    Bonds, at market value
      (Cost $46,462,748, $31,327,794,
       $72,379,402)                               $       --      $48,584,256
  $31,298,772     $76,669,774     $       --
    Common stocks, at market value
      (Cost $70,464,960, $82,143,516)                     --              --
          --      92,856,836     107,867,562
    Short-term securities                         75,707,513         377,000
   1,249,796      49,671,984      12,925,766
                                                --------------  --------------
--------------  --------------  --------------
                                                  75,707,513      48,961,256
  32,548,568     219,198,594     120,793,328
    Cash                                              12,344             107
      13,220           6,632          21,967
    Investment income receivable                     103,419       1,058,287
     654,267       1,390,464         220,695
    Receivable from securities sold                       --              --
          --         104,295         140,291
    Receivable from Fund shares sold                 112,587           6,461
       4,629          67,621          58,292
                                                --------------  --------------
--------------  --------------  --------------
    Total Assets                                  75,935,863      50,026,111
  33,220,684     220,767,606     121,234,573
                                                --------------  --------------
--------------  --------------  --------------

  LIABILITIES
    Accrued expenses payable                         124,293         123,228
      34,323         377,614         199,744
    Payable for securities purchased                      --              --
          --       1,640,712       2,200,297
    Dividends payable                                  3,819              --
          --              --              --
                                                --------------  --------------
--------------  --------------  --------------
    Total Liabilities                                128,112         123,228
      34,323       2,018,326       2,400,041
                                                --------------  --------------
--------------  --------------  --------------
  NET ASSETS                                      $75,807,751     $49,902,883
  $33,186,361    2$18,749,280    1$18,834,532
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------
  OUTSTANDING SHARES -- CLASS A                   75,807,751       4,644,816
   3,478,038      14,108,084       6,619,121
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------
  OUTSTANDING SHARES -- CLASS B                           --           6,904
       6,150          41,504          39,640
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------
  NET ASSET VALUE PER SHARE -- CLASS A                 $1.00          $10.73
       $9.52          $15.46          $17.84
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------
  NET ASSET VALUE PER SHARE -- CLASS B                    --          $10.77
       $9.56          $15.66          $18.08
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------
  NET ASSETS CONSIST OF:
    Capital (par value and paid-in surplus)     $ 75,807,751    $ 51,220,513
$ 35,612,380    $191,347,357    $ 92,323,812
    Undistributed net investment income                   --          32,873
      19,045          68,633          11,438
    Accumulated undistributed net realized
      gain (loss)                                         --      (3,472,011  )
 (2,416,042  )      651,042         775,236
    Net unrealized appreciation (depreciation)            --       2,121,508
     (29,022  )   26,682,248      25,724,046
                                                --------------  --------------
--------------  --------------  --------------
  NET ASSETS                                    $ 75,807,751    $ 49,902,883
$ 33,186,361    $218,749,280    $118,834,532
                                                --------------  --------------
--------------  --------------  --------------
                                                --------------  --------------
--------------  --------------  --------------

   The accompanying notes are an integral part of these financial statements. 11

 STATEMENT OF OPERATIONS                                  CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the year ended
December 31, 1995


 A C C O U N T S
                                                                   GOVERNMENT
                       TOTAL
                                                    LIQUID         SECURITIES
      INCOME           RETURN          GROWTH
  INVESTMENT INCOME
    Income:
      Interest                                     $4,162,889       $4,326,765
     $3,327,978      $8,376,038      $  598,872
      Dividends                                           --               --
            --        1,826,407       2,035,451
                                                ---------------  ---------------
---------------  --------------  --------------
    Total Income                                   4,162,889        4,326,765
     3,327,978       10,202,445       2,634,323
                                                ---------------  ---------------
---------------  --------------  --------------

    Expenses:
      Investment advisory fees                       349,609          342,325
       274,057        1,251,666         613,378
      Transfer agent fees                            216,300           84,800
        61,100          354,800         181,400
      Distribution fees -- Class A                        --               --
            --          348,698         176,158
      Distribution fees -- Class B                        --               75
           112              917             742
      Registration fees                               26,942           24,048
        23,316           52,101          45,955
      Custodian fees                                  28,900           24,600
        26,900           42,800          35,600
      Professional services                           16,580           20,660
        15,180           59,820          37,710
      Shareholder reports                             13,000            9,400
         7,400           34,850          17,800
      Directors' fees                                  4,383            3,829
         3,396           10,303           5,859
      Other                                           18,946           25,140
            --           42,120          18,014
      Expense reimbursement from investment
       adviser                                            --               --
      (137,292)              --              --
                                                ---------------  ---------------
---------------  --------------  --------------
    Total Expenses                                   674,660          534,877
       274,169        2,198,075       1,132,616
                                                ---------------  ---------------
---------------  --------------  --------------

  NET INVESTMENT INCOME                            3,488,229        3,791,888
     3,053,809        8,004,370       1,501,707
                                                ---------------  ---------------
---------------  --------------  --------------

  REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
    Net realized gain (loss) on investments                2         (618,861)
      (717,369)       7,754,106       7,939,891
    Net unrealized appreciation on investments            --        6,078,046
     2,639,614       26,965,439      20,902,301
                                                ---------------  ---------------
---------------  --------------  --------------

  NET REALIZED AND UNREALIZED GAIN ON
   INVESTMENTS                                             2        5,459,185
     1,922,245       34,719,545      28,842,192
                                                ---------------  ---------------
---------------  --------------  --------------

  NET INCREASE IN NET ASSETS RESULTING FROM
   OPERATIONS                                      $3,488,231       $9,251,073
     $4,976,054      $42,723,915     $30,343,899
                                                ---------------  ---------------
---------------  --------------  --------------
                                                ---------------  ---------------
---------------  --------------  --------------

12 The accompanying notes are an integral part of these financial statements.

 STATEMENT OF CHANGES IN NET ASSETS                       CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          For the years ended
December 31, 1995 and 1994

                                                       A C C O U N T S
                                            LIQUID                   GOVERNMENT
SECURITIES

                                    1995            1994             1995
     1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $  3,488,229    $   2,575,968    $  3,791,888
 $  4,942,102
    Net realized gain (loss)
     on investments                        2             (987)       (618,861)
   (2,822,974)
    Net unrealized
     appreciation
     (depreciation) on
     investments                          --               --       6,078,046
   (5,366,869)
                                -------------   --------------   -------------
 -------------
    Net increase (decrease) in
     net assets resulting from
     operations                    3,488,231        2,574,981       9,251,073
   (3,247,741)
                                -------------   --------------   -------------
 -------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income --
     Class A                      (3,488,229)      (2,574,981)     (3,790,617)
   (4,939,034)
    Net investment income --
     Class B                              --               --            (376)
           --
    Net realized gain on
     investments -- Class A               (2)              --              --
      (56,279)
    Net realized gain on
     investments -- Class B               --               --              --
           --
                                -------------   --------------   -------------
 -------------
                                  (3,488,231)      (2,574,981)     (3,790,993)
   (4,995,313)
                                -------------   --------------   -------------
 -------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                      184,452,934      177,469,640       3,206,633
    7,468,147
    Net asset value of shares
     issued to shareholders
     from reinvestment
     of dividends                  3,424,659        2,548,202       3,327,217
    4,527,905
    Cost of shares reacquired   (176,015,712)    (192,692,366)    (22,253,386)
  (21,186,898)
                                -------------   --------------   -------------
 -------------
    Increase in net assets
     derived from capital
     share transactions           11,861,881      (12,674,524)    (15,719,536)
   (9,190,846)
                                -------------   --------------   -------------
 -------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                     11,861,881      (12,674,524)    (10,259,456)
  (17,433,900)
  NET ASSETS -- BEGINNING OF
   PERIOD                         63,945,870       76,620,394      60,162,339
   77,596,239
                                -------------   --------------   -------------
 -------------
  NET ASSETS -- END OF PERIOD   $ 75,807,751    $  63,945,870    $ 49,902,883
 $ 60,162,339
                                -------------   --------------   -------------
 -------------
                                -------------   --------------   -------------
 -------------
  Undistributed net investment
   income included in net
   assets at end of
   period                                 --               --         $32,873
      $31,978
                                                                 -------------
 -------------
                                                                 -------------
 -------------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                          --               --     $(3,472,011)
  $(2,853,150)
                                                                 -------------
 -------------
                                                                 -------------
 -------------

                                                                     A C C O U
N T S

                                           INCOME                      TOTAL
RETURN                      GROWTH

                                   1995            1994            1995
   1994           1995           1994
  INCREASE (DECREASE) IN NET
   ASSETS
  FROM OPERATIONS:
    Net investment income       $ 3,053,809    $  3,484,675    $  8,004,370
$  7,127,925    $ 1,501,707    $ 1,077,298
    Net realized gain (loss)
     on investments                (717,369)       (660,384)      7,754,106
  2,872,138      7,939,891      3,074,097
    Net unrealized
     appreciation
     (depreciation) on
     investments                  2,639,614      (3,054,974)     26,965,439
(14,089,642)    20,902,301     (4,619,868)
                                ------------   -------------   -------------
-------------   ------------   ------------
    Net increase (decrease) in
     net assets resulting from
     operations                   4,976,054        (230,683)     42,723,915
 (4,089,579)    30,343,899       (468,473)
                                ------------   -------------   -------------
-------------   ------------   ------------
  DIVIDENDS TO SHAREHOLDERS
   FROM:
    Net investment income --
     Class A                     (3,051,490)     (3,473,505)     (7,977,727)
 (7,098,435)    (1,491,101)    (1,076,035)
    Net investment income --
     Class B                           (633)             --          (2,581)
         --           (561)            --
    Net realized gain on
     investments -- Class A              --              --      (7,615,071)
 (3,186,699)    (7,649,952)    (3,254,775)
    Net realized gain on
     investments -- Class B              --              --         (20,687)
         --        (42,834)            --
                                ------------   -------------   -------------
-------------   ------------   ------------
                                 (3,052,123)     (3,473,505)    (15,616,066)
(10,285,134)    (9,184,448)    (4,330,810)
                                ------------   -------------   -------------
-------------   ------------   ------------
  FROM CAPITAL SHARE
   TRANSACTIONS:
    Net proceeds from sale of
     shares                       7,223,431      11,501,443      30,319,938
 52,357,416     21,362,895     20,893,600
    Net asset value of shares
     issued to shareholders
     from reinvestment
     of dividends                 2,567,525       3,019,579      15,328,598
 10,101,758      9,082,811      4,286,409
    Cost of shares reacquired   (25,075,490)    (12,906,272)    (31,911,112)
(41,385,584)   (11,160,463)    (6,485,813)
                                ------------   -------------   -------------
-------------   ------------   ------------
    Increase in net assets
     derived from capital
     share transactions         (15,284,534)      1,614,750      13,737,424
 21,073,590     19,285,243     18,694,196
                                ------------   -------------   -------------
-------------   ------------   ------------
  NET INCREASE (DECREASE) IN
   NET ASSETS                   (13,360,603)     (2,089,438)     40,845,273
  6,698,877     40,444,694     13,894,913
  NET ASSETS -- BEGINNING OF
   PERIOD                        46,546,964      48,636,402     177,904,007
171,205,130     78,389,838     64,494,925
                                ------------   -------------   -------------
-------------   ------------   ------------
  NET ASSETS -- END OF PERIOD   $33,186,361    $ 46,546,964    $218,749,280
$177,904,007    $118,834,532   $78,389,838
                                ------------   -------------   -------------
-------------   ------------   ------------
                                ------------   -------------   -------------
-------------   ------------   ------------
  Undistributed net investment
   income included in net
   assets at end of
   period                       $    19,045    $     17,359    $     68,633
$     44,571    $    11,438    $     1,393
                                ------------   -------------   -------------
-------------   ------------        ------
                                ------------   -------------   -------------
-------------   ------------        ------
  Undistributed net realized
   gain (loss) on investments
   included in net assets at
   end of period                $(2,416,042)    $(1,698,673)       $651,042
   $532,694       $775,236       $528,131
                                ------------   -------------   -------------
-------------   ------------   ------------
                                ------------   -------------   -------------
-------------   ------------   ------------

   The accompanying notes are an integral part of these financial statements. 14

 FINANCIAL HIGHLIGHTS                                     CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31, 1995

Selected data for a share of capital stock outstanding throughout the period:

                                          NET REALIZED   DISTRIBUTIONS
                     RATIO OF     RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET      NET
ASSET    NET ASSET     OPERATING      INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED      VALUE
AT     VALUE AT     EXPENSES TO      INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING       END         AVERAGE         AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS    OF
PERIOD    OF PERIOD     NET ASSETS     NET ASSETS
------------------------------------------------------------------------------
-------------------------------------------------
                      LIQUID ACCOUNT
 1986           $    .0588   $    (.0588) $         --   $        --    $
1.00  $       1.00        1.00   %        5.88  %
 1987                .0581        (.0581)           --            --
1.00          1.00        1.00            5.81
 1988                .0664        (.0664)           --            --
1.00          1.00        1.04            6.64
 1989                .0822        (.0822)           --            --
1.00          1.00        1.06            8.22
 1990                .0731        (.0731)           --            --
1.00          1.00        1.06            7.31
 1991                .0522        (.0522)           --            --
1.00          1.00        1.01            5.22
 1992                .0287        (.0287)           --            --
1.00          1.00        1.02            2.87
 1993                .0227        (.0227)           --            --
1.00          1.00        .95             2.27
 1994                .0334        (.0334)           --            --
1.00          1.00        .93             3.34
 1995                .0499        (.0499)           --            --
1.00          1.00        .96             4.99
GOVERNMENT SECURITIES ACCOUNT -- CLASS A
 1986                .92          (.92)           .28            (.11)
10.73         10.90        1.27            8.92
 1987                .84          (.84)           (.52)          (.21)
10.90         10.17        1.24            8.12
 1988                .84          (.85)           (.05)          (.05)
10.17         10.06        1.16            8.27
 1989                .84          (.84)           .52             --
10.06         10.58        1.19            8.14
 1990                .84          (.84)           .10             --
10.58         10.68        1.16            8.07
 1991                .85          (.85)           .68             --
10.68         11.36        1.07            7.83
 1992                .77          (.77)           (.12)          (.05)
11.36         11.19        1.01            6.92
 1993                .70          (.70)           .36            (.64)
11.19         10.91        .93             6.03
 1994                .69          (.69)          (1.14)          (.01)
10.91          9.76        .91             6.71
 1995                .72          (.72)           .97             --
9.76         10.73        .98             6.93
INCOME ACCOUNT -- CLASS A
 1986                .83          (.83)           .57            (.08)
10.55         11.04        1.29            7.69
 1987                .76          (.76)           (.56)          (.51)
11.04          9.97        1.27            7.32
 1988                .84          (.85)           (.19)           --
9.97          9.77        1.24            8.43
 1989                .88          (.88)           .02             --
9.77          9.79        1.27            8.93
 1990                .94          (.94)           (.35)           --
9.79          9.44        1.24            9.78
 1991                .81          (.81)           .47             --
9.44          9.91        1.12            8.44
 1992                .79          (.79)           (.16)           --
9.91          9.75        .63             8.09
 1993                .65          (.65)           .11             --
9.75          9.86        .63             6.56
 1994                .68          (.68)           (.72)           --
9.86          9.14        .63             7.16
 1995                .67          (.66)           .37             --
9.14          9.52        .63             6.97
TOTAL RETURN ACCOUNT -- CLASS A
 1986                .31          (.30)           .99            (.04)
10.91         11.87        1.26            3.22
 1987                .38          (.38)           .13           (1.09)
11.87         10.91        1.08            3.15
 1988                .53          (.53)           .60             --
10.91         11.51        1.11            4.61
 1989                .76          (.76)           1.81           (.63)
11.51         12.69        1.20            5.90
 1990                .66          (.66)           (.68)          (.07)
12.69         11.94        1.24            5.31
 1991                .54          (.54)           2.79           (.71)
11.94         14.02        1.20            4.02
 1992                .50          (.50)           .86           (1.07)
14.02         13.81        1.11            3.61
 1993                .48          (.48)           1.70           (.97)
13.81         14.54        1.02            3.40
 1994                .55          (.55)           (.86)          (.24)
14.54         13.44        .96             3.80
 1995                .60          (.60)           2.59           (.57)
13.44         15.46        1.17            4.00
GROWTH ACCOUNT -- CLASS A
 1986                .24          (.24)           1.11           (.08)
10.94         11.97        1.31            2.21
 1987                .22          (.22)           (.12)         (2.05)
11.97          9.80        1.17            1.71
 1988                .20          (.20)           1.20            --
9.80         11.00        1.23            1.95
 1989                .51          (.51)           3.30          (1.25)
11.00         13.05        1.18            3.90
 1990                .34          (.34)          (1.36)          (.07)
13.05         11.62        1.19            2.73
 1991                .25          (.25)           4.00          (1.22)
11.62         14.40        1.19            1.74
 1992                .26          (.26)           1.44          (1.64)
14.40         14.20        1.12            1.74
 1993                .30          (.30)           2.64          (1.70)
14.20         15.14        1.05            1.95
 1994                .22          (.22)           (.32)          (.62)
15.14         14.20        1.02            1.50
 1995                .25          (.25)           4.88          (1.24)
14.20         17.84        1.22            1.53

                              NET ASSETS
                                AT END
    YEARS                     OF PERIOD       ANNUAL
    ENDED        PORTFOLIO       (IN          TOTAL
 DECEMBER 31     TURNOVER     THOUSANDS)    RETURN(A)
--------------

 1986              n/a       $    74,111          6.03 %
 1987              n/a            68,908          5.97
 1988              n/a            73,921          6.82
 1989              n/a            87,264          8.53
 1990              n/a            84,387          7.53
 1991              n/a            69,932          5.31
 1992              n/a            67,549          2.89
 1993              n/a            76,620          2.30
 1994              n/a            63,946          3.40
 1995              n/a            75,808          5.11
GOVERNMENT SEC
 1986                 111.68      22,947         11.66
 1987                 207.67      24,703          3.33
 1988                 175.50      35,910          7.99
 1989                  68.14      41,561         14.10
 1990                  44.19      47,524          9.44
 1991                  27.50      55,332         15.03
 1992                 131.79      67,612          6.07
 1993                 224.02      77,596          9.56
 1994                 156.90      60,162         (4.18)
 1995                  50.64      49,829         17.90
INCOME ACCOUNT
 1986                 164.13      14,620         13.54
 1987                 231.39      15,367          2.03
 1988                 150.04      16,789          6.70
 1989                  52.95      18,705          9.56
 1990                  90.20      19,809          6.33
 1991                  50.44      22,839         14.22
 1992                 109.47      38,675          6.60
 1993                 145.94      48,636          7.97
 1994                  62.88      46,547         (0.42)
 1995                  57.08      33,127         11.77
TOTAL RETURN A
 1986                 143.32      35,382         11.88
 1987                 197.79      44,770          3.92
 1988                 223.62      54,253         10.40
 1989                 149.22      65,071         22.61
 1990                 115.45      66,382         (0.21)
 1991                 122.40      86,455         28.21
 1992                 177.85     109,701          9.90
 1993                 155.16     171,205         15.89
 1994                 115.01     177,904         (2.11)
 1995                  55.20     218,099         23.95
GROWTH ACCOUNT
 1986                 163.15      19,469         12.25
 1987                 214.32      19,638         (0.29)
 1988                 246.14      26,285         14.32
 1989                 169.75      37,323         34.86
 1990                 143.95      35,202         (7.98)
 1991                 148.30      40,716         36.91
 1992                 141.69      45,600         11.99
 1993                  99.67      64,495         20.91
 1994                  98.46      78,390         (0.65)
 1995                  69.69     118,118         36.40

   (a) Annual total returns do not include the effect of sales charges

 FINANCIAL HIGHLIGHTS (CONT'D)

                                          NET REALIZED   DISTRIBUTIONS
                      RATIO OF       RATIO OF NET
                              DIVIDENDS   & UNREALIZED     FROM NET      NET
ASSET    NET ASSET      OPERATING        INVESTMENT
    YEARS           NET       FROM NET     GAIN (LOSS)     REALIZED      VALUE
AT     VALUE AT      EXPENSES TO       INCOME TO
    ENDED       INVESTMENT   INVESTMENT        ON           GAIN ON
BEGINNING       END          AVERAGE          AVERAGE
 DECEMBER 31      INCOME       INCOME      INVESTMENTS    INVESTMENTS    OF
PERIOD    OF PERIOD    NET ASSETS (A)   NET ASSETS (A)
------------------------------------------------------------------------------
----------------------------------------------------
                                       GOVERNMENT SECURITIES ACCOUNT -- CLASS B
 1995         (c) $    .12   $    (.12)   $       .32    $        --    $
10.45  $      10.77         1.98    %        1.36   %
INCOME ACCOUNT -- CLASS B
 1995         (c)      .13        (.13)           .10             --
9.46          9.56         1.63             1.43
TOTAL RETURN ACCOUNT -- CLASS B
 1995         (c)      .07        (.07)           .70            (.52)
15.48         15.66         1.92             .73
GROWTH ACCOUNT -- CLASS B
 1995         (c)      .02        (.02)           1.40          (1.15)
17.83         18.08         1.97             .21


                               NET ASSETS
    YEARS                        AT END          ANNUAL
    ENDED        PORTFOLIO      OF PERIOD        TOTAL
 DECEMBER 31     TURNOVER    (IN THOUSANDS)    RETURN(B)
--------------

 1995                  50.64 $         74           4.20  %
INCOME ACCOUNT
 1995                  57.08           59           2.41
TOTAL RETURN A
 1995                  55.20          650           4.93
GROWTH ACCOUNT
 1995                  69.69          717           8.04

   (a) Annualized
   (b) Annual total returns do not include the effect of sales charges
   (c) For the period from October 1, 1995 (Inception) through December 31, 1995

   The accompanying notes are an integral part of these financial statements. 16

 NOTES TO FINANCIAL STATEMENTS                            CONNECTICUT MUTUAL
INVESTMENT ACCOUNTS, INC.
                                                          December 31, 1995

 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
  Connecticut Mutual Investment Accounts, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund is comprised of thirteen distinct mutual funds, including the following five Accounts included in these financial statements: Liquid, Government Securities, Income, Total Return and Growth. The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. An interest in the Fund is limited to the assets of the Account or Accounts in which shares are held by shareholders, and such shareholders are entitled to a pro rata share of all dividends and distributions arising from the net investment income and net realized capital gains on the investments of such Accounts.

  The following is a summary of significant accounting policies followed by the
  Fund:

  (a)VALUATION OF INVESTMENT SECURITIES - Except with respect to securities held by the Liquid Account, equity and debt securities which are traded on securities exchanges are valued at the last sales price as of the close of business on the day the securities are being valued. Lacking any sales, equity securities are valued at the last bid price and debt securities are valued at the mean between closing bid and asked prices. Securities traded in the over-the-counter market and included in the NASDAQ National Market System are valued using the last sales price when available. Otherwise, over-the-counter securities are valued at the mean between the bid and asked prices or yield equivalent as obtained from one or more dealers who make a market in the securities. Short-term securities are valued on an amortized cost basis, which approximates market value. Securities for which market quotations are not readily available are valued at fair value as determined in accordance with procedures established by the Board of Directors of the Fund, including the use of valuations furnished by a private service retained by the custodian.

     Securities held by the Liquid Account are valued on an amortized cost basis. This basis involves valuing a security at cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. The amortized cost method, in the opinion of the Board of Directors, represents the fair value of the particular security. The Board monitors the deviation between the Account's net asset value per share as determined by using available market quotations and its amortized cost price per share. If the deviation exceeds one half of one percent per share, the Board will consider what action, if any, should be initiated to provide fair valuation. Throughout 1995, the deviation was less than one half of one percent.

  (b)FEDERAL INCOME TAXES - The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. Under such provisions, by distributing substantially all of its taxable income to its shareholders or otherwise complying with requirements for regulated investment companies, the Fund will not be subject to Federal income taxes. Accordingly, no provision for Federal income taxes is required. For Federal tax reporting purposes, each Account is treated as a separate taxable entity.

  (c)GAINS AND LOSSES - Realized gains and losses from sales of investments are determined on the identified cost basis.

  (d)AFFILIATE HOLDINGS - Connecticut Mutual Life Insurance Company and its affiliates own 33,548,333 shares of the five Accounts of the Fund as follows:

          LIQUID              GOVERNMENT SECURITIES               INCOME
           TOTAL RETURN
        30,904,449                   662,517                       239
               222

          LIQUID                      GROWTH
        30,904,449                  1,980,906

  (e)OTHER - Investment transactions are accounted for on the trade date which is the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date and interest income is accrued on a daily basis. All expenses are accrued on a daily basis.

  2. INVESTMENT ADVISORY FEES AND OTHER AFFILIATE TRANSACTIONS
  The Fund has an Investment Advisory Agreement with G.R. Phelps & Co., Inc. (the Investment Adviser), a wholly-owned subsidiary of Connecticut Mutual Life Insurance Company. The Investment Adviser, subject to review by the Board of Directors, is responsible for the investment management of each Account and has the responsibility for making decisions to buy, sell or hold any particular security. The Investment Adviser is obligated to perform certain administrative services for the Fund.

  As compensation for its services to the Liquid Account, the Investment Adviser receives monthly compensation at the annual rate of 0.50% of the first $200 million of average daily net assets, 0.45% of the next $100 million of average daily net assets and 0.40% of the average daily net assets in excess of $300 million of the Account. As compensation for its services to the Government Securities, Income, Total Return and Growth Accounts, the Investment Adviser receives monthly compensation at the annual rate of 0.625% of the first $300 million of average daily net assets, 0.50% of the next $100 million of average daily net assets and 0.45% of the average daily net assets in excess of $400 million of each Account.

  The investment advisory fees, which also cover certain administrative and management services, amounted to $2,831,035 for all Accounts for the year ended December 31, 1995. For the year ended December 31, 1995, the Investment Adviser, serving as principal underwriter for sale of shares of the Accounts, earned $1,642,321 related to sales charges deducted from proceeds for shares sold.

  Expenses incurred in the operation of the Fund are borne by the Fund. However, the Investment Adviser has agreed that in any year the aggregate expenses (including the investment advisory fee, but excluding interest, taxes, brokerage fees, commissions and uncommon charges such as litigation costs) exceed 1% of the value of the average daily net assets of the Liquid Account or 1.5% of the value of the average daily net assets in each of the other four Accounts, it will reimburse the Accounts for such excess.

  3. DISTRIBUTION PLANS
  Each Account has adopted a distribution plan for both Class A shares (Class A
  Plan) and Class B shares (Class B Plan) and, with respect to the Liquid Account, for its shares (Liquid Account Plan) designed to meet the requirements of Rule 12b-1 under the Investment Company Act of 1940.

  Under the Class A Plan of each Account, each Account may make payments for personal services and/or the maintenance of shareholder accounts to account executives of Connecticut Mutual Financial Services, Inc. (CMFS), the Distributor, and other broker dealer firms with whom CMFS has agreements in amounts not exceeding 0.25% of the average daily net assets of the Account's Class A shares for any fiscal year. Effective May 1, 1995, the Total Return and Growth Accounts commenced accruing fees daily and paying fees monthly to the Distributor. For the eight months ended December 31, 1995, the Distributor received $524,856 in fees from these Accounts. The Government Securities and Income Accounts accrued no fees and paid no amounts pursuant to any Plan during the year ended December 31, 1995.

  Under each Account's Class B Plan, such Account may pay CMFS a service fee at the annualized rate of up to 0.25% of the average daily net assets of the Account's Class B shares for its expenditures incurred in servicing and maintaining shareholder accounts, and may pay CMFS a distribution fee at the annualized rate of up to 0.75% of the average daily net assets of the Account's Class B shares for its expenditures incurred in providing services as distributor. Effective October 1, 1995, the Government Securities, Income, Total Return and Growth Accounts commenced accruing fees daily and paying fees monthly to the Distributor. For the three months ended December 31, 1995, the Distributor received $1,846 in fees from these Accounts.

  Under the Liquid Account Plan, the Liquid Account reimburses CMFS for its actual expenses associated with the sale of shares of the Liquid Account. This reimbursement may include payments to third parties, such as banks or broker dealers, that provide shareholder support services or engage in the sale of shares of the Liquid Account. However, payments to CMFS from the assets of the Liquid Account cannot exceed 0.10% of the average daily net assets of the Liquid Account's shares. The Liquid Account accrued no fees and paid no amounts pursuant to any Plan during the year ended December 31, 1995.

  4. DISTRIBUTIONS TO SHAREHOLDERS
  Dividends from net investment income are declared and paid monthly for the Government Securities and Income Accounts and semi-annually for the Total Return and Growth Accounts. Dividends from net investment income of the Liquid Account, which include any net short-term capital gains, are declared and accrued daily and paid monthly. All net realized capital gains, if any, are declared and paid at least annually.

  5. CAPITAL STOCK
  The authorized capital stock of the Fund at December 31, 1995 consisted of 3,000,000,000 shares of common stock, par value $0.001 per share. The shares of stock are divided among thirteen separate Accounts, five of which are indicated below. All shares of common stock have equal voting rights, except that only shares of a particular Account are entitled to vote on matters pertaining to that Account.

  Transactions in capital stock were as follows:

                                                           CLASS A SHARES FOR THE
YEAR ENDED DECEMBER 31, 1995
                                                                       GOVERNMENT
                         TOTAL
                                                        LIQUID         SECURITIES
       INCOME           RETURN
  Shares authorized (in millions)                             250             200
             200              200
  Shares sold                                         184,452,934         304,895
         764,273        1,998,083
  Shares issued to shareholders from reinvestment
    of dividends                                        3,424,659         324,108
         274,100        1,003,774
                                                    ---------------
---------------  ---------------  ---------------
    Total issued                                      187,877,593         629,003
       1,038,373        3,001,857
  Shares reacquired                                  (176,015,712)
(2,147,453)       (2,654,709)      (2,126,335)
                                                    ---------------
---------------  ---------------  ---------------

  Net increase (decrease)                              11,861,881
(1,518,450)       (1,616,336)         875,522
                                                    ---------------
---------------  ---------------  ---------------
                                                    ---------------
---------------  ---------------  ---------------

                                                        GROWTH
  Shares authorized (in millions)                             200
  Shares sold                                           1,242,427
  Shares issued to shareholders from reinvestment
    of dividends                                          513,302
                                                    ---------------
    Total issued                                        1,755,729
  Shares reacquired                                      (657,052)
                                                    ---------------
  Net increase (decrease)                               1,098,677
                                                    ---------------
                                                    ---------------

                                                          CLASS B SHARES FOR THE
PERIOD FROM OCTOBER 1, 1995

(INCEPTION)
                                                                         TO
DECEMBER 31, 1995
                                                       GOVERNMENT
        TOTAL
                                                       SECURITIES       INCOME
       RETURN         GROWTH
  Shares authorized (in millions)                              50             50
           50             50
  Shares sold                                               6,888          6,140
       40,033         37,415
  Shares issued to shareholders from reinvestment of
     dividends                                                 35             10
        1,471          2,434
                                                      -------------
-------------  -------------  -------------
    Total issued                                            6,923          6,150
       41,504         39,849
  Shares reacquired                                           (19)            --
           --           (209)
                                                      -------------
-------------  -------------  -------------

  Net increase                                              6,904          6,150
       41,504         39,640
                                                      -------------
-------------  -------------  -------------
                                                      -------------
-------------  -------------  -------------

 6. SUBSEQUENT EVENT
  On January 27, 1996, the policyholders of Connecticut Mutual Life Insurance Company (CML) approved a merger, subject to regulatory approval, of CML into the Massachusetts Mutual Life Insurance Company (MML). In connection with this merger, the shareholders of the Fund are being asked to consider and approve
a
  new investment advisory agreement between the Fund and OppenheimerFunds, Inc., an indirect subsidiary of MML.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Board of Directors of Connecticut Mutual Investment Accounts, Inc.:

   We have audited the accompanying statement of net assets, including the schedule of investments, of Connecticut Mutual Investment Accounts, Inc. (a Maryland corporation) Liquid, Government Securities, Income, Total Return, and Growth Accounts as of December 31, 1995, and the related statements of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended. These financial statements and financial highlights are the responsibility of the Accounts' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian bank. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Accounts comprising Connecticut Mutual Investment Accounts, Inc. as of December 31, 1995, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the ten years in the period then ended, in conformity with generally accepted accounting principles.

                                   /s/   ARTHUR ANDERSEN LLP

   Hartford, Connecticut
   February 9, 1996

                  CONNECTICUT MUTUAL INVESTMENT ACCOUNTS, INC.
                     --------------------------------------
                         BOARD OF DIRECTORS AND OFFICERS

DIRECTORS

RICHARD H. AYERS, Director
Chairman and Chief Executive Officer
The Stanley Works

DAVID E. A. CARSON, Director
President, Chairman and
 Chief Executive Officer
People's Bank

RICHARD W. GREENE, Director
Executive Vice President and Treasurer
University of Rochester

BEVERLY L. HAMILTON, Director
President
ARCO Investment Management Company

DONALD H. POND, JR., President and Director
Retired Executive Vice President
Connecticut Mutual Life Insurance Company

DAVID E. SAMS, JR., Director
President and Chief Executive Officer
Connecticut Mutual Life Insurance Company

OFFICERS

LOUIS A. LACCAVOLE, CPA, General Auditor
Vice President and General Auditor
Connecticut Mutual Life Insurance Company

ANN F. LOMELI, Secretary
Corporate Secretary and Counsel
Connecticut Mutual Life Insurance Company

LINDA M. NAPOLI, Treasurer and Controller
Treasurer, Mutual Funds
Connecticut Mutual Life Insurance Company

AUDITORS

ARTHUR ANDERSEN LLP
Hartford, CT

This report has been prepared for shareholders of the Account and may be distributed to prospective investors in the Account when preceded or accompanied by a current prospectus.

                     OPPENHEIMER U.S. GOVERNMENT TRUST

                                 FORM N-14

                                  PART C

                             OTHER INFORMATION


Item 15.  Indemnification

 Reference is made to Article IV of Registrant's Declaration of Trust filed as Exhibit 24(b)(1) to Registrant's Registration
Statement and incorporated herein by reference.

 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

 (1) Amended and Restated Declaration of Trust dated June 1, 1992: Filed with Registrant's Post-Effective Amendment No. 20, 10/16/92, and refiled with Registrant's Post-Effective Amendment No. 24, 8/24/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

 (2) Registrant's By-Laws as amended through 8/6/87: Filed with Registrant's Form SE to its Form N-SAR for the fiscal year ended 6/30/88, and refiled with Registrant's Post-Effective
Amendment No. 23, 4/28/95, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

 (3)   Not applicable.

 (4)   Agreement and Plan of Reorganization:  See Exhibit A to
Part A of this Registration Statement.

 (5)   (i)    Specimen Class A Share Certificate : Filed with
Registrant's Post-Effective Amendment No. 24, 8/24/94, and incorporated herein by reference.

       (ii)   Specimen Class B Share Certificate : Filed with
Registrant's Post-Effective Amendment No. 28, 5/26/95, and incorporated herein by reference.

       (iii)  Specimen Class C Share Certificate : Filed with
Registrant's Post-Effective Amendment No. 24, 8/24/94, and incorporated herein by reference.

 (6)   Investment Advisory Agreement dated 5/25/95 : Filed with
Registrant's Post-Effective Amendment No. 28, 5/26/95, and incorporated herein by reference.

 (7)   (i)    General Distributor's Agreement dated 12/10/92:
Filed with Registrant's Post-Effective Amendment No. 21, 8/20/93, and incorporated herein by reference.

       (ii)   Form of Oppenheimer Funds Distributor, Inc.
Dealer Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

       (iii)  Form of Oppenheimer Funds Distributor, Inc.
Broker Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc. (Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

       (iv)   Form of Oppenheimer Funds Distributor, Inc.
Agency Agreement: Filed with Post-Effective Amendment No. 14 to the Registration Statement of Oppenheimer Main Street Funds, Inc.
(Reg. No. 33-17850), 9/30/94, and incorporated herein by reference.

       (v) Broker Agreement between Oppenheimer Funds Distributor, Inc. and Newbridge Securities, Inc. dated 10/1/86:
Filed with Post-Effective Amendment No. 25 to the Registration Statement of Oppenheimer Growth Fund (Reg. No. 2-45272), 11/1/86, and refiled with Post-Effective Amendment No. 45 to the Registration Statement of Oppenheimer Growth Fund (Reg. No. 2-45272), 10/21/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

 (8) Retirement Plan for Non-Interested Trustees or Directors (adopted by Registrant - 6/7/90): Previously filed with Post-Effective Amendment No. 97 of Oppenheimer Fund (Reg. No. 2-14586), 8/30/90, refiled with Post-Effective Amendment No. 45 of Oppenheimer Growth Fund (Reg. No. 2-45272), 10/21/94, pursuant to
Item 102 of Regulation S-T, and incorporated herein by reference.

 (9)   Custody Agreement dated 11/12/92: Filed with
Registrant's Post-Effective Amendment No. 21, 8/20/93, and incorporated herein by reference.

 (10)  Not applicable

 (11)  Opinion and Consent of Counsel dated 6/24/82: Filed with
Registrant's Post-Effective Amendment No. 5, 8/31/94, and refiled with Registrant's Post-effective Amendment No. 24, 8/24/94, pursuant to Item 102 of Regulation S-T, and incorporated herein by reference.

 (12)  Tax Opinion Relating to the Reorganization:  Draft
Opinion filed herewith.

 (13)  Not applicable.

 (14)  (a)    Consent of KPMG Peat Marwick LLP:  Filed
herewith.

       (b)    Consent of Arthur Andersen LLP: Filed herewith.

 (15)  (a)    Service Plan and Agreement for Class A shares
under Rule 12b-1 of the Investment Company Act of 1940 dated as of 6/10/93: Filed with Registrant's Post-Effective Amendment No. 24,
8/24/94, and incorporated herein by reference.

       (b)    Distribution and Service Plan and Agreement for
Class B Shares dated May 30, 1995 under Rule 12b-1 of the
Investment Company Act: Filed with Registrant's Post-Effective
Amendment No. 28, 5/26/95, and incorporated herein by reference.

       (c)    Distribution and Service Plan and Agreement for
Class C shares dated May 30, 1995 under Rule 12b-1 of the
Investment Company Act: Filed with Registrant's Post-Effective
Amendment No. 28, 5/26/95, and incorporated herein by reference.


 (16)  Powers of Attorney : Filed herewith (Bridget A.
Macaskill) and previously filed (all other Trustees) with Registrant's Post-Effective Amendment No. 21, 8/20/93, and incorporated herein by reference.


 (17) Declaration of Registrant under Rule 24f-2: Filed herewith.

Item 17.      Undertakings

 (1)   Not applicable.

 (2)   Not applicable.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 15th day of February, 1996.

                    OPPENHEIMER U.S. GOVERNMENT TRUST

                    By: /s/ Bridget A. Macaskill*
                    ---------------------------------
                    Bridget A. Macaskill, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                    Title              Date
----------                    -----              ----

/s/ Leon Levy*                Chairman of        February 15, 1996
-------------------------     the Board
Leon Levy                     of Trustees

/s/ Donald W. Spiro*
-------------------------     Trustee            February 15, 1996
Donald W. Spiro

/s/ George Bowen*             Treasurer and      February 15, 1996
-------------------------     Principal
George Bowen                  Financial and
                              Accounting
                              Officer

/s/ Robert G. Galli*          Trustee            February 15, 1996
-------------------------
Robert G. Galli

/s/ Benjamin Lipstein*        Trustee            February 9, 1996
-------------------------
Benjamin Lipstein

/s/ Bridget A. Macaskill*     President          February 15, 1996
-------------------------     and Trustee
Bridget A. Macaskill


/s/ Elizabeth B. Moynihan*    Trustee            February 15, 1996
-------------------------
Elizabeth B. Moynihan

/s/ Kenneth A. Randall*       Trustee            February 15, 1996
-------------------------
Kenneth A. Randall

/s/ Edward V. Regan*          Trustee            February 15, 1996
-------------------------
Edward V. Regan


/s/ Russell S. Reynolds, Jr.* Trustee            February 15, 1996
---------------------------
Russell S. Reynolds, Jr.


/s/ Sidney M. Robbins*        Trustee            February 15, 1996
---------------------------
Sidney M. Robbins


/s/ Pauline Trigere*          Trustee            February 15, 1996
---------------------------
Pauline Trigere

/s/ Clayton K. Yeutter*       Trustee            February 15, 1996
---------------------------
Clayton K. Yeutter



*By: /s/ Robert G. Zack
--------------------------------
Robert G. Zack, Attorney-in-Fact

                     OPPENHEIMER U.S. GOVERNMENT TRUST

                                 FORM N-14


                               EXHIBIT INDEX



Exhibit  Description
-------  -----------

16(12)   Tax Opinion Relating to the Reorganization

16(14)(a)     Consent of KPMG Peat Marwick LLP

16(14)(b)     Consent of Arthur Andersen LLP

16(16)   Power of Attorney - Bridget A. Macaskill

16(17)   Declaration of Registrant under Rule 24f-2




merge\220ct.#2